

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

4 April 2006

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 March 2006 till 31 March 2006, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs

dlw 4/10

S:\Sec\ADR\2006\LtrLtr to ADR.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcements by CapitaLand Limited - Presentation slides - "Asian Growth Accelerating" (Part 1) & (Part 2)	1 Mar 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - "Increase in share capital of associated company, Tanglin Residential Pte. Ltd."	1 Mar 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries (I) CapitaLand Retail Singapore Investments Two Pte. Ltd. (II) TRM Private Limited"	1 Mar 2006	SGX-ST Listing Manual
Announcement by The Ascott Group Limited - "Appointment of Non-Executive Director"	2 Mar 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - "Shanghai Xin Qing Property Development Co., Ltd – Company in members' voluntary liquidation"	6 Mar 2006	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited - "Response to SGX-ST's query regarding substantial increase in price of units"	6 Mar 2006	For Public Relations Purposes
Announcement by Australand - "Australand prices its $267.5 million CMBS issue"	6 Mar 2006	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Registration of Prospectus Relating to the Preferential Offering of up to 340,500,000 units in Ascott Residence Trust at the Preferential Offering Sale Price of S$0.68 for each unit, on a renounceable basis of 200 units for every 1,000 issued shares in The Ascott Group Limited held as at 5.00 p.m. on 6 March 2006" – issued on 6 Mar 2006	7 Mar 2006	For Public Relations Purposes
Press Statement by CapitaLand Limited	7 Mar 2006	For Public Relations Purposes
News release by The Ascott Group Limited - "Ascott scores top position in China's 'Top 100 Serviced Apartments Award' for three years running"	7 Mar 2006	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand launches CapitaCard"	8 Mar 2006	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaLand Limited - "MGM MIRAGE-CapitaLand teams up with Media Asia & Associates to bring top Asian artistes and performers to Marina Bay Integrated Resort"	10 Mar 2006	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand appoints David Tan as Deputy CEO, CapitaLand Commercial & Integrated Development Limited and CEO (Designate), CapitaCommercial Trust Management Limited"	10 Mar 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Appointment of Chief Executive Officer (Designate)"	10 Mar 2006	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Subscription of new shares in the capital of Lai Fung Holdings Limited"	12 Mar 2006	SGX-ST Listing Manual & For Public Relations Purposes
Announcement by CapitaLand Limited – "Striking-off of dormant indirect wholly-owned subsidiary, Blissmore Pte Ltd"	14 Mar 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "Cirque du Soleil in exclusive tie up with MGM MIRAGE-CapitaLand for Marina Bay Integrated Resort"	15 Mar 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - "Completion of the sale of entire equity interest in the registered capital of Shanghai Xin Mao Property Development Co., Ltd."	17 Mar 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Request for Trading Halt"	20 Mar 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Proposed Sale and Purchase of Raffles City"	20 Mar 2006	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited and CapitaMall Trust Management Limited - "Presentation Slides – Proposed Acquisition of Raffles City"	20 Mar 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Request for Lifting of Trading Halt"	20 Mar 2006	SGX-ST Listing Manual
Announcement by Australand - "Notice of 2006 Annual & General Meetings"	20 Mar 2006	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcements by Australand - "(1) Australand 2005 Annual Report; and (2) 2005 Financial Reports"	20 Mar 2006	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "Sale of Liang Court Shopping Centre"	20 Mar 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of indirect wholly-owned subsidiary, Woodsvale Land Pte Ltd"	21 Mar 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Incorporation of indirect subsidiary, Beijing Xinjie Real Estate Development Co., Ltd"	21 Mar 2006	SGX-ST Listing Manual
Announcement by Australand – "Australand declares March 2006 quarter dividend/distribution"	22 Mar 2006	For Public Relations Purposes
Announcements by The Ascott Group Limited - "(1) Notice of Annual General Meeting; (2) Notice of books closure and dividend payment date; (3) Letter to Shareholders; and (4) Notice of Extraordinary General Meeting."	27 Mar 2006	For Public Relations Purposes
Announcements by Raffles Holdings Limited - "(1) Notice of Annual General Meeting and (2) Interested Person Transactions Renewal Letter."	27 Mar 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Notice of Annual General Meeting"	29 Mar 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Notice of Books Closure and Dividend Payment Date"	29 Mar 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Notice of Extraordinary General Meeting"	29 Mar 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "MGM MIRAGE and CapitaLand submit proposal for Marina Bay Integrated Resort"	29 Mar 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Dissolution of indirect subsidiary, Quantum M&E Engineering Services Pte Ltd"	29 Mar 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect associated company, MGM Grand-CapitaLand Pte. Ltd."	30 Mar 2006	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited - "Companies in members' voluntary liquidation: (A) Shenzhen Xinwei Management Consulting Co., Ltd (B) Shenzhen Xinzhan Management Consulting Co., Ltd"	30 Mar 2006	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited – "Appointment of Joint Company Secretary"	30 Mar 2006	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited – "Announcement pursuant to Paragraph 7.2 of Practice Note 2.1 of the SGX-ST Listing Manual"	30 Mar 2006	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Results of the Preferential Offering of units in Ascott Residence Trust at the sale price of S$0.68 for each unit, on the basis of 200 units for every 1,000 issued shares in The Ascott Group Limited held as at 5.00 p.m. on 6 March 2006"	31 Mar 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Subscription of units in Ascott Residence Trust"	31 Mar 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Key Management Changes at Commercial, Retail and Financial Services Business Units"	31 Mar 2006	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Change of Chief Executive Officer and Appointment of Director and Member of Executive Committee"	31 Mar 2006	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Report To Unitholders 2005"	31 Mar 2006	For Public Relations Purposes

82 - 4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Mar-2006 12:44:06
Announcement No.	00027

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation slides - "Asian Growth Accelerating" (Part 1)
Description	The attached slides on the above matter presented by CapitaLand Limited at investors' meetings are for information.
Attachments:	Mar2006.Slides1to39.pdf Total size = **1934K** (2048K size limit recommended)

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CapitaLand
Asian Growth Accelerating
Olivier LIM, Group Chief Financial Officer
Harold WOO, Senior Vice President Investor Relations
March 2006

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.


CapitaLand


FY 2005 Results
CapitaLand

FY 2005 – Record Profit

- **PATMI of S$751 million:**
  - — An all time high
- **Reward shareholders: Propose total dividend of 18¢**
  - — Ordinary dividend of 6¢, up 20% YoY
  - — Special dividend of 12¢
- **Created more than S$5 billion of shareholders' value**
  - — CapitaLand has created S$5.2 billion (based on share price of S$4.02 on 15th Feb) of shareholders' value over 5 years
  - — 5-year Compounded Average Growth Rate (CAGR) of 12%


CapitaLand

82 - 4507

2005 Financial Results

(S$ million)	FY 2004	FY 2005	Change
Revenue	3,179.1	3,845.6	↑ 21.0%
PATMI	305.7	750.5	2.5x
EPS (S cents)	12.1	28.3	2.3x
ROE (%)	5.4	12.5	↑ 7.1 %pts
NTA / share (S$)	2.10	2.41	↑ 14.8%


Record Profits
PATMI 2.5x

CapitaLand

2005 Financial Results – Record Profits

(S$ million)	FY 2004	FY 2005	Change
PATMI	305.7	750.5	2.5x
EPS (S cents)	12.1	28.3	2.3x
Excluding Revaluations *			
PATMI	347.7	830.5	2.4x
PATMI (Cont. Ops) ^	333.1	387.6	↑ 16.4%

* FY2005 results contain S$80 mil (FY2004: S$42 mil) of net revaluation deficit.

^ Excludes contribution from PREMAS & the hotel business for both years (2004: S$14.6 mil & 2005: S$18.0 mil) and divestment gains from the sale of PREMAS (S$31.1 mil) and the hotel business (S$393.8 mil) in FY 2005.


CapitaLand

Continuing Ops EBIT by SBUs


FY 2004
S$812 million
Residential
70%
Raffles
6%
Ascott
8%
Financial
Svcs
3%
Retail
7%
Commercial & Integrated Devt
6%
FY 2005
S$860 million
Raffles
7%
Residential
55%
Ascott
14%
Financial
Svcs
6%
Retail
15%
Commercial & Integrated Devt
3%

CapitaLand

Growth in Ordinary Dividend - Rewarding Our Shareholders


4 ¢
1 ¢
5 ¢
+ 25%
12 ¢
6 ¢
+ 20%
2003*
2004
2005 (Proposed)
Ordinary
Special

- 12¢ special dividend
- 20% YoY increase in ordinary dividend

CapitaLand

5-Year Shareholders Return


CL Share Price (S$)
4.50
4.00
3.50
3.00
2.50
2.00
1.50
71%
2.4
4.0
21-Nov-00
(1st day of trading as CapitaLand)
15-Feb-06
Market Cap (S$b)
13
12
11
10
9
8
7
6
5
78%
6.8b
12.0b
0.9
11.1
21-Nov-00
15-Feb-06
CL 2006
CL 2000
Distributed CCT units

S$5.3b* Total Value Created

CapitaLand

* Inclusive of dividends, CCT distributed less equity raised



Business Strategy on Track
CapitaLand

FY 2005 – Consistent Business Strategy

- **Successful multi-local strategy drives sustainable overseas earnings**
  - Overseas business contributed 79% to Group EBIT
  - Expanded Asian footprint: Accelerated growth in China, Japan, Malaysia and Thailand
- **Increase real estate financial services & fee income**
  - Achieved AUM of S$8.5 billion, up 38% YoY
  - On track to achieve target of S$13 billion AUM by 2007
- **Active capital management**
  - Significant improvement to **ROE** of 12.5%
  - Increased **financial capacity**: Lower D/E ratio of 0.5
  - Greater **strategic focus**: Divestment of hotels & PREMAS


CapitaLand

Overseas Contributions – FY 2005



55% of Assets Overseas contributed 79% to Group EBIT
By Geographical Location
Total Assets – S$18.2b
China 18%
Australia & NZ, 20%
Other Asia* 10%
Europe 7%
Singapore 45%
* Includes Japan HK, Msia, Cambodia, Vietnam, Philippines & Thailand
Revenue – S$3,846m
Australia & NZ, 53%
China 12%
Europe 7%
Other Asia* 2%
Singapore 26%
EBIT – S$860m
China 24%
Australia & NZ, 29%
Other Asia* 15%
Europe 11%
Singapore 21%
Overseas EBIT Growth – 74% CAGR from 2001-2005
CapitaLand

82 - 4507

Strong Property Funds Business



AUM Growth
S$ billion
14
12
10
8
6
4
2
0
2.12
3.07
6.13
8.47
13.0
S$3.5b Balance Investible (Private Funds)
2002
2003
2004
2005
2007 (Target)
Eureka Office Fund
CCRF
Mezzo Capital
IPPFA
CMT
CCT
CCDF
Balance Investible
CapitaRetail S'pore
CapitaRetail Japan
ArcCapital Residences
Additional Funds Required

Improved Financial Capacity

	FY 2004	FY 2005	Change
Net Debt (S$ million)	5,279	4,501	Improved
Equity (S$ million)	7,414	9,028	Improved
Net Debt / Equity *	0.71	0.50	Improved
% of Fixed Rate Debt	74	61 *	Satisfactory

* For every 0.10 increase in the Net Debt / Equity ratio,
CapitaLand has the capacity to borrow an additional S$900+ mil

^ Absolute loan quantum has decreased


CapitaLand

Very Healthy Debt Coverage

	FY 2004	FY 2005	Change
Finance Cost (S$ million)	263.6	274.6	Stable
Interest Cover Ratio (ICR)	4.6	9.2	Improved
Interest Service Ratio (ISR)	5.3	8.5	Improved

$$ICR = \frac{EBITDA}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

CapitaLand

Balance Sheet Capacity



S$ Bil
10
9
8
7
6
5
4
Equity
Net
Debt
2000 2001 2002 2003 2004 2005
1.0
0.9
0.8
0.7
0.6
0.5
0.4
D/E
(LHS)
ICR
(RHS)
ISR
(RHS)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
2000 2001 2002 2003 2004 2005
CapitaLand

82 - 4507

82 - 4507

Invest in Growth Opportunities


Windows of Opportunities
Expand China Footprint
Quality; Innovation
Spearhead Growth in New Markets
Japan, Thailand, India & Vietnam
Tap on S'pore's Reflation
Orchard Turn
Integrated Resorts
RFPs for Marina Bay IR & Sentosa IR

CapitaLand


Our Business Model
CapitaLand

CapitaLand Group Structure



CapitaLand
Real Estate
Hospitality
Financial Services
Residential
Retail
Commercial & Integrated Dev't
Mixed Use Development
Serviced Residences
Financial
100%
CapitaLand Residential
54%*
AUSTRALAND
100%
CapitaLand Retail
34%*
CapitaMall Trust
100%
CapitaLand Commercial
37%*
CapitaCommercial Trust
59%*
Raffles HOLDINGS
68%*
THE ASCOTT
100%
CapitaLand Financial
100%
Reit Management

CapitaLand Group comprises 6 listed Companies with a Market Cap of S$11.2 billion^

* Listed Entities
^ as at 17th Feb 2006

CapitaLand

Capturing the Greatest Value Added


Land Purchase
Approvals
Construction
Leasing
Operating
Investment
LOWER VALUE ADDED
GREATEST VALUE ADDED
R.E. ASSET VALUE
ASSET VALUE
R.E. ASSET VALUE
R.E. ASSET VALUE
R.E. ASSET VALUE


Quick Re-cycling of Capital
Land Purchase
Approvals
Construction
Sale
Willing Exits
"Liquid Real Estate"
CMT
CCT
Other Income Funds
Recycle Capital
R.E. ASSET VALUE
R.E. ASSET VALUE
R.E. ASSET VALUE
CASH
Capture
area of greatest
VALUE CREATION,
then:
RECYCLE CAPITAL
20
CapitaLand Presentation * March 2006 *

The Business Model


(1) Origination
(2) Structuring
(3) Underwriting
(4) Distribution
Real Estate Risk Assets
Jellicoe
Waterina
Funan
Raffles City
Capital Tower
George Street
Vehicles/ Structures
CRL
Aragorn
CMT / CRS
Tincel
CCT
Funds/SPVs
CapitaLand
Creating Value & Extracting Value
Capital
Risk & Return
Customers
Buyers & Investors
Residential Properties etc.
Debt
CMBS
Mezz/Sub-Debt
REIT Units
Equity
Direct Assets
Financial R.E. Risk Assets


Highlights
CapitaLand

Major Achievements 2005

- **Residential**

  Singapore
  - Attained record sales of over S$1 billion
  - 880 homes sold in 2005
  - Acquired 3 new sites: Yielding 620 apartments
    - ➢ Alexandra Rd (350 apartments, GFA 47,739 sq m)
    - ➢ Dragon View (150 apartments, GFA 24,413 sq m)
    - ➢ Orchard Tum (~120 apartments, GFA 34,560 sq m)

  China
  - Acquired 3 new development sites:
    - ➢ Beijing (Dongzhimen; GFA 145,928 sq m)
    - ➢ Ningbo (Jiangbei; 1,300 units, commercial GFA 59,000 sq m)
    - ➢ Guangzhou (BaiYun; 3,000 units, GFA 356,623 sq m)

RiverGate

Beijing Orchid Garden


CapitaLand

82 - 4507

Major Achievements 2005

- **Commercial & Integrated Development**
  - Monetised S$365 million of assets:
    - ➢ Pidemco Tower Shanghai, 31 Moorgate London & Four Seasons Hotel London
  - AIG Tower (former Furama Hotel site): 97% occupancy, rents up to HK$100psf/mth
  - CCT Acquisition of HSBC Building: 21-Storey Commercial building within Singapore's financial and commercial hub


HSBC
AIG
HSBC Building

AIG Tower, Hong Kong

82 - 4507

Major Achievements 2005

- **Retail**

  Singapore

  - Won landmark Orchard Turn tender with Sun Hung Kai Properties
  - Added value at Bugis Junction & re-vitalised Clarke Quay

  China

  - Secured pipeline of 21 Wal-Mart anchored malls:
    - Opened 4 malls, located in Chongqing, Changsha, Wuhu & Weifang
  - Acquired Anzhen and Wangjing malls from Beijing Hualian (for S$360m)



Beijing Wanjing Mall
Changsha SZITIC

Major Achievements 2005

- **Financial Services**

Fund Management

- AUM hit **S$8.5 billion**, up **38% YoY**
- 1st Shari'ah compliant fund with Arcapita, investing S$500 million in Japan rental housing
- Launched CapitaLand China Development Fund, raising S$678 million
- CapitaRetail Japan Fund bought 3 malls: AUM of S$583 million

Advisory and Structuring

- Successful listing of LINK REIT, share price appreciated 61% from IPO
- Strategic partner to HKHA's LINK REIT with US$120 million investment

Listed REITs

- CCT acquired HSBC Building
- Commenced asset enhancement for Market Street Carpark.
- CMT purchased 4 malls, namely Jurong Entertainment Centre, Hougang Plaza, Sembawang Shopping Centre and Bugis Junction

CapitaLand



Major Achievements 2005

- **Serviced Residence – The Ascott Group**
  - Record S$44.6 million PATMI from operations, up 2 times
  - Proposed setting up the Ascott Residence Trust (ART), the 1st Pan-Asian serviced residence REIT
- **Raffles Holdings**
  - Divested hotel business for gain of S$631 million
  - Raffles' FY 2005 PATMI of S$678 million
  - Asset enhancement at Raffles City Complex lifted contributions from Tincel Properties



Citadines Chongrui
Ascott Sathorn

82 - 4507


Going Forward
CapitaLand

Asia – Fastest Growing Region


GDP Growth of Major Economies(%yoy)
GDP Growth (% p.a.)
EIU Forecast
Asia (incl. Australia)
US
World
OECD
EU (25 countries)
Japan
Asia growth 80% higher than rest of world (2.7% pt above)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
CapitaLand

Sources: EIU and CapitaLand Research

Plugging Into The Growth Trends


Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Future Growth 20+ yrs above average

Window to Asian Growth

CapitaLand

Capital Efficient Model + Shareholder Value Focus

Residential | Retail | Office | Integrated Developments

Economic Activity | Rising Incomes | Urbanisation | Consumerism | Leisure & Entertainment

Asia Rising: Future Growth 20+ yrs above average

China Demographics – The Big Shift

	1980	1990	2000E	2030E	Change 2000-2030
Rural					
Population (mil)	796	841	855	560	(295)
% of Total	81%	74%	67%	35%	
Urban					
Population (mil)	191	302	421	1,040	619
% of Total	19%	26%	33%	65%	
Population (mil)	987	1,143	1,276	1,600	324

Source: China Statistics Bureau, Estimates on 2000 & 2030 demography

CapitaLand



Accelerating Income Growth


1300
1100
900
700
500
300
100
Average monthly income per capita in urban cities (RMB)
177
306
399
450
507
542
573
636
673
757
821
1004
1120
Average monthly disposal income per capita in urban cities (RMB)
169
215
291
357
403
430
452
488
523
572
642
706
810
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Sources: CEIC, DB Real Estate

CapitaLand

Largest Economies Show High Growth

- **Unprecedented Concurrent High Economic Growth in China, India and Japan**
  - Good omen for overall Asian growth

China & India:

~ Real GDP growth of 9.3% and 7.8% respectively in 2005.

~ High growth rate sustainable over the next 5 years.

Japan:

~ Real GDP grew by 1.4% in 4Q05 (5.5% annualised rate).

~ 2005 GDP growth rate: Fastest growth since 2000.

Source: Economist Intelligence Unit (EIU)

CapitaLand -

Trusted intermediary for Global Capital to capitalise on Asia's Real Estate Growth


CapitaLand

Growth Potential of Our New Markets

All figures in million unless otherwise stated

2005

	S'pore	Australia	China	HK	Japan	Malaysia	Thailand	India	Vietnam
Urban Pop.	4.3	19.0	530	6.9	101	17	21	314	22
% Total Pop	100.0	93.1	40.5	98.6	79.5	65.6	32.1	28.7	26.3
Total Pop	4.3	20.4	1,308	7.0	127	25.9	65.5	1,095	83.8

2010F

	S'pore	Australia	China	HK	Japan	Malaysia	Thailand	India	Vietnam
Urban Pop.	4.5	20.0	605	7.0	102	19	23	354	26
% Total Pop	100.0	93.5	45.1	98.6	80.3	66.7	33.4	30.3	29.1
Total Pop	4.5	21.4	1,343	7.1	127	28.5	67.9	1,170	89.2

Source: EIU Database and www.globalhealthfacts.org

☐ **Countries with Urbanisation Growth Potential**

CapitaLand

Rising Spending Power in Markets of Presence

2005

	S'pore	Australia	China	HK	Japan	Malaysia	Thailand	India	Vietnam
Disp. Income (bil USD)	71	391	993	136	2,764	70	97	530	27
Disp. Income per head (USD)	16,620	19,179	759	19,726	21,303	2,709	1,479	484	325

2010F

	S'pore	Australia	China	HK	Japan	Malaysia	Thailand	India	Vietnam
Disp. Income (bil USD)	100	418	1,652	170	3,276	99	144	882	38
Disp. Income per head (USD)	22,385 (+35%)	19,576 (+2%)	1,230 (+62%)	23,938 (+21%)	25,729 (+21%)	3,483 (+29%)	2,122 (+43%)	754 (+56%)	428 (+32%)

Source: EIU Database

CapitaLand

Growth Strategy – China

BOHAI REGION

YANGTZE RIVER DELTA REGION

PEARL RIVER DELTA REGION

- **Opportune time to**
  - Expand into other growth regions
- **Continue sourcing for**
  - Land plots & other investments
- **Grow**
  - Serviced residences footprint
- **Establish**
  - Highly scalable fund management & REIT platform


CapitaLand

CapitaLand's Presence in China


Beijing (1)
Chengdu (2)
:hongqing (3)
Changsha (4)
Dalian (5)
Dongguan (6)
Foshan (7)
ɜuangzhou (8)
Huiyang (9)
ɔng Kong (10)
Maoming (11)
Mianyang (12)
lanchang (13)
Nanhai (14)
Ningbo (15)
Shanghai (16)
Suzhou (17)
Tianjin (18)
Weifang (19)
Wuhan (20)
Wuhu (21)
Xiamen (22)
Zhanjiang (23)
ıangzhou (24)
ıengzhou (25)
Zibo (26)
Hotels
Serviced Residences
Residential
Commercial
Retail
Financial Services
CapitaLand

Capital Allocation & Scope for Growth

(% of Group Assets)


Europe: 7%
(Due to
The Ascott Group)
18%
China
10%
Other Asia*
Singapore
45%
Australia
20%

* *Includes Japan, HK, Malaysia, Thailand, India & Vietnam*

CapitaLand

82 - 4507

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Mar-2006 12:57:30
Announcement No.	00031

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides - "Asian Growth Accelerating" (Part 2)
Description	The attached slides on the above matter presented by CapitaLand Limited at investors' meetings are for information.
Attachments:	Mar2006.Slides40to73.pdf Total size = **1527K** (2048K size limit recommended)

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Bright Growth Prospects
CapitaLand

Residential

- **Singapore**
  - Rising foreign demand
  - Developer of premium homes, commanding price premium
  - Strong sales in 2005 will translate to robust earnings
  - Landbank of approximately 2.55m sf of GFA (including Orchard Turn)
- **China**
  - Strong long term underlying demand
  - Expand beyond current presence in Shanghai, Beijing and Guangzhou
  - Creation of more private funds to accelerate growth
  - Exploit strong financial capacity
- **Australia**
  - On target to raise proportion of recurrent income to 65% of earnings
  - Continues to be a substantial earnings contributor


CapitaLand

New Markets – Next Engine of Growth

Residential Development – Launches

- **Thailand**
  - Launched 3rd project in Bangkok, The Empire Place
  - Doubling developments: 4 on-going projects
    - ➢ Sukhumvit 24 (320 units), Royal Residence (79 bungalows), Pattaya site (85 units) & North Park Ph 1 (160 units)
- **Malaysia**
  - Stepping up development activities,
    - ➢ Building landmark condo at Jalan Mayang Launching early 2007
- **India**
  - 1st JV project in upcoming Ghatkopar area, Mumbai Building more than 500 units (GFA 50,000 sqm) Launching late 2006
- **Vietnam**
  - 1st JV project in An Phu, District 2, Ho Chi Minh Phase 1 of 3 to build 300 upper-mid class apartments Launching end 2006

Royal Residence

Athenee Residence

CapitaLand

Retail – Asia's Leading Retail Mall Player

Owner & Manager of 46 Shopping Malls

- **Singapore – Largest Retail Mall Player**
  - 16 malls : NLA over 5.6million sq ft, asset size over US$3.5 billion
  - Vivo City, opening in Oct 06, will be the largest mall in S'pore
  - Orchard Turn, iconic retail cum residential development, will be the Centre of Gravity along Orchard Road
- **China – Strong Presence**
  - 26 malls : NLA over 13million sq ft, asset size over US$1.1 billion
  - First right to invest in at least 70% of Wal-Mart anchored malls under SZITIC joint venture up to 2010
  - Potential to grow China portfolio to more than 4 mil sq m by 2010
  - Potential pipeline of approximately 100 malls
- **Japan – Growing Presence**
  - 4 malls : NLA over 1.3 million sq ft, asset size over US$340 million
  - Potential to grow asset size of CapitaRetail Japan fund to S$2.2 billion

Retail

- **Orchard Turn**
  - Landmark development, direct connectivity to Orchard MRT
  - 1.35m sf of GFA; 70-75% retail & 25-30% residential
  - Luxury apartments atop of vibrant high end retail mall
  - S$2.2 billion project, TOP targeted for 4Q2008 (retail)


Night View of Orchard Turn,
URA, Artist impression

Integrated Developments

- **Integrated Leisure, Entertainment, Conventions (iLEC)**
  - Submitting Request for Proposal (RFP) for Marina Bay IR concept to government on Mar 29
  - Leverage on MGM MIRAGE and CapitaLand's development, hospitality/ resort, retail, F&B, entertainment, MICE and asset management expertise


KÀ
O
CIRQUE DU SOLEIL

Fountains of Bellagio

Cirque du Soleil's Ka
MGM Grand Las Vegas

Cirque du Soleil's O
Bellagio

MGM for Marina Bay Integrated Resort

Dominant player in Las Vegas:



- **Experienced in Asia**
  - 28 years relationship with Asian high-rollers; marketing offices throughout SE & NE Asia; 50% of Asian player market in Vegas
- **Entertainment**
  - 19,000 seats to 15 different permanent production shows in Vegas + >US$1.5m potential ticket sales per night; exclusive relationship with Cirque du Soleil in Vegas; added > 23 nightclubs over last 2 years



- **F&B**
  - Runs >150 restaurants in their Vegas properties alone, many with top-named chefs



- **MICE**
  - Largest player in Las Vegas: 50% of privately-held MICE space in Vegas, >2.5m sq ft



- **Known for Rejuvenation / Reinvestment**
  - US$167m for Ka at MGM Grand Theatre; US$40m for Bellagio fountains


Treasure Island
Tangerine


STUDIO 54
MGM Grand Las Vegas


CapitaLand

Marina Bay Integrated Resort

Strong Contender:

- RFP calls for seasoned developer and operator with strong access to tourist market
- MGM strong in Entertainment business development
- Together, MGM and CapitaLand have extensive development experience
- 'Starchitects' will bring iconic, modern and compelling design which will integrate with surrounding Gardens by the Bay and civic attractions


Treasure Island
New York - New York
The Mirage

Other Integrated Developments

- **Raffles City Beijing**
  - Integrated development of office, retail, residential and serviced residence – 97,665 sq m above ground; 48,263 sq m below ground
  - Tapping on bustling area of Dongzhimen (东直门), 2nd Ring
    - ➢ Established commercial and residential area
    - ➢ Located diagonally across the busiest transportation hub in Beijing



Other Integrated Developments

- **Selegie Complex re-development**
  - Vibrant development of office, retail, SOHO and serviced residence
  - Tapping on growing catchment from
    - ➢ Urbanites and spill over traffic from Orchard Rd
    - ➢ Student communities from neighboring NAFA & SMU



Night View of Selegie Complex

Financial Services

- **Real Estate Investment Trust (REIT)**
  - Listed REITs to double asset portfolio
  - Plans to launch overseas REITs
- **Fund Management**
  - Launching property funds across Asia, targeting AUM of S$13 billion
  - To rank within the top 10 global fund managers of property funds & financial services products
- **Financial Advisory & Structuring**
  - Explore opportunities beyond strategic partner role to LINK REIT
  - CapitaLand Amanah to invest and provide advisory services for Shari'ah compliant real estate products, target fund size of US$500 million



Capital Tower
HSBC Building
AIG Tower
Capital Tower Beijing
Raffles City Shanghai

Serviced Residence – The Ascott Group

- **ART – Another REIT from CapitaLand Group**
  - 1st pan-Asian REIT
- **Integrated platform to spearhead growth strategy**
  - Creation of ART as a capital efficient vehicle
  - The Ascott Group focuses on management and development / acquisition of properties for warehousing purpose
- **On track to achieve 25,000 apartment units by 2010**
  - Expand aggressively in Asian markets
  - Broaden reach with Citadines brand



Human Capital – *"Building People…"*


CapitaLand
Work-Personal Life Balance
Motivating
&
Rewarding for Performance
Continuous Self Development
&
Upgrading of Skill-Sets
Harnessing Global Talent
External
Courses
+
In-House
Programmes
E.g. CMP,
GDP
Share Options
&
Performance
Shares
peg to KPI

Bench Strength Development

- **Communication**
  - **Quarterly Staff Communication Sessions**
    - → To align Vision, Goals, Values, Culture and Ethics
- **In-House Programmes**
  - **CapitaLand Management Programme**
    - → Platform for interaction, personal learning and experience sharing with Senior Management
  - **Graduate Development Programme**
    - → To attract high potential graduates and accelerate exposure across the Group's operations
    - → Overseas attachment to facilitate working in different cultural environments
- **HR as a Strategic Partner**
  - **Annual Talent Reviews; Employee Referral Scheme**
    - → To identify potential leaders and pre-empt business needs
- **Proactive Succession Planning**
  - **Executive Development Programmes**
    - → To sharpen management, leadership and business skills of Senior Management
  - **Lateral Posting**
    - → To deepen depth of management and promote wider group interest

Factors Powering Growth & TSR

CapitaLand

Strong Financial Capacity
& Capital Efficient Model

Financial Services
REITS & Private Fund Management

Strong Domain & Market Knowledge
Complete Real Estate Value Chain

Asia's Rapid Growth
Driving Incomes & Real Estate Demand

REAL ESTATE SECTORS

Residential
Commercial
Retail
Integrated
Hospitality

REAL ESTATE VALUE CHAIN

Investor
+
Developer
+
Operator
+
Manager
+
Financial Advisor

Thank You

S$10,000,000,000

TEN BILLION DOLLARS

MARKET CAPITALISATION

12 JANUARY 2006

SINGAPORE

CapitaLand

BUILDING FOR PEOPLE TO BUILD PEOPLE


Supplementary Slides
CapitaLand

Residential Geographical Breakdown

Revenue ($ million)	FY 2004	FY 2005	Change
Singapore	580	652	12%
China	474	386	(19%)
Australia	1,346	1,994	48%
Others	7	5	(29%)
Total	**2,407**	**3,037**	**↑ 26%**
EBIT ($ million)	**FY 2004**	**FY 2005**	**Change**
Singapore	77	76	(1%)
China	176	121	(31%)
Australia	247	262	6%
Others	68	33	(51%)
Total	**568**	**492**	**↓ 17%**

CapitaLand

EBIT by SBU – Continuing Ops

(S$ million)	FY 2004	FY 2005	Change
Residential	567.8	492.4	↓ 13.3%
CCID *	45.2	24.7	↓ 45.3%
Retail	55.4	138.4	2.5x
Financial Svcs	29.5	53.3	↑ 80.6%
The Ascott Grp	66.0	121.4	↑ 83.9%
RHL Grp	49.0	61.0	↑ 24.4%
Others & Adj	(0.5)	(30.9)	N.M.
Total EBIT	812.4	860.3	↑ 5.9%

* CCID – Commercial & Integrated Development

CapitaLand

EBIT by SBU – Continuing Ops (Ex Revaluations)

(S$ million)	FY 2004	FY 2005	Change
Residential	518.8	475.4	↓ 8.4%
CCID *	117.2	138.7	↑ 18.3%
Retail	55.4	138.4	2.5x
Financial Svcs	29.5	53.3	↑ 80.6%
The Ascott Grp	84.0	130.4	↑ 55.2%
RHL Grp	49.0	61.0	↑ 24.4%
Others & Adj	(0.5)	(30.9)	N.M.
Total EBIT	853.4	966.3	↑ 13.2%

* CCID – Commercial & Integrated Development

CapitaLand

EBIT by Geography – Continuing Ops

(S$ million)	FY 2004	FY 2005	Change
Singapore	149.1	179.4	↑ 20.3%
Australia & NZ	225.8	253.3	↑ 12.2%
China	220.7	201.9	↓ 8.5%
Other Asia*	160.2	128.4	↓ 19.8%
Europe	56.6	97.3	↑ 72.0%
Others	0.0	(0.1)	N.M.
Total EBIT	812.4	860.3	↑ 5.9%

* Other Asia includes Japan, Hong Kong, Malaysia & Thailand

CapitaLand

EBIT by Geography – Continuing Ops (Ex Revaluations)

(S$ million)	FY 2004	FY 2005	Change
Singapore	306.4	314.7	↑ 2.7%
Australia & NZ	225.8	253.3	↑ 12.2%
China	209.4	201.9	↓ 3.6%
Other Asia*	44.8	95.0	2.1x
Europe	67.0	101.4	↑ 51.3%
Others	0	(0)	N.M.
Total EBIT	853.4	966.3	↑ 13.2%

* Other Asia includes Japan, Hong Kong, Malaysia & Thailand


CapitaLand

China Trends

- **Rapid Urbanisation**
- **Growing Disposable Income**
- **Rising Consumerism**

CapitaLand's thrust for China:

– Develop quality affordable homes in gateway cities
– Build and manage retail malls across the country
– Exploit our capabilities in developing mixed usage and integrated commercial developments (eg, Raffles City)


CapitaLand

More Sustainable Economic Growth Ahead


GDP Growth of Shanghai, Beijing & Guangzhou
GDP Growth (%)
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Forecast
Guangzhou
Shanghai
Beijing
China
According to China's National Development & Reform Commission, led by easing investment & export, China's pace of economic expansion would be 8.5-9% for 2006. Nonetheless, growth is still positive.
1997
1998
1999
2000
2001
2002
2003
2004
2005*
2006*
2007*
2008*
2009*
Source: China National Bureau of Statistics , EIU & CapitaLand Research
CapitaLand

Shanghai – Demand Picking Up


'000 sqm
Shanghai Residential Space Demand and Supply in 2005
RMB psm
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Approved Pre-Sales Volume
Pre-sales Transacted Volume
Average Transacted Price

Source: Shanghai Real Estate Trading Centre & CapitaLand Research

CapitaLand

Beijing – Demand Outstripped Supply



'000 sqm
RMB psm
Beijing Residential Market
3,500
3,000
2,500
2,000
1,500
1,000
500
0
7,000
6,800
6,600
6,400
6,200
6,000
5,800
5,600
5,400
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Approved Pre-sale Units
Average Price for Pre-sale Units
Transaction volume of Pre-sale Units

Source: CapitaLand China

CapitaLand

82 - 4507



Annual Growth Still Sustained in All Major Cities

Property Price Changes in Major Chinese Cities (3Q'05)

Property price 3Q YoY %   Property price 3Q QoQ %

% 14 12 10 8 4 2 0 -2 -4 -6

Among the major Chinese cities, overall house prices in Shanghai registered the greatest correction of close to 6% in 3Q05

Shanghai

Beijing

Guangzhou

Huhehaote, Qingdao, Nanchang, Dalian, Chengdu, Taiyuan, Nanjing, Jinan, Zhengzhou, Hangzhou, Shenyang, Chongqing, Shenzhen, Shanghai, Hefei, Beijing, Nationwide, Wuhan, Tianjin, Lanzhou, Xiamen, Ningbo, Nanning, Shijiazhuang, Guangzhou, Xi'an, Ha'erbin, Fuzhou, Changsha, Changchun, Kunming, Xining, Haikou, Yinchuan, Guiyang, Urumqi

Source: Soufun, CICC & CapitaLand Research

CapitaLand

82 - 4507

Guangzhou – Healthy Demand


Guangzhou Real Estate Demand and Supply in 2005
'000 sqm
900
800
700
600
500
400
300
200
100
0
RMB psm
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Approved Pre-Sales Volume
Transacted Pre-Sales Volume
Average Transacted Price

Source: Bureau of Land Resources & Housing Management of Guangzhou Municipality & CapitaLand Research

CapitaLand

Shanghai Prime Market - Improved Affordability


Shanghai Prime Residential Price vs Disposable Income Index
Index (1998 = 100)
250
200
150
100
50
0
Disposable Income
House Price
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
3Q05
Prime Residential Price Index
Disposable Income Index

CAGR	1995-3Q05	1998-3Q05	2000-3Q05
Prime Residential Price	-1.4%	-0.2%	+6.6%
Disposable Income	+10.9%	+12.8%	+11.6%

Source: CapitaLand Research

CapitaLand

Beijing Prime Market
- House Price Growth Supported By Income Growth


Beijing Prime Residential Price vs Disposable Income Index
Index (1998 = 100)
250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Disposable Income
House Price
Prime Residential Price Index
Per Capita Discretionary Income Index

CAGR	1995-2005	1998-2005	2000-2005
Prime Residential Price	-3.2%	-4.1%	+2.6%
Discretionary Income	+11.6%	+11.1%	+11.3%

Source: CapitaLand Research

CapitaLand

Guangzhou Prime Market
- House Price Growth Supported By Income Growth


Guangzhou Prime Residential Price vs Disposable Income Index
Index (1998 = 100)
200
180
160
140
120
100
80
60
40
20
0
Disposable Income
House Price
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
3Q05
Prime Residential Price Index
Disposable Income Index
CapitaLand

CAGR	1995-3Q05	1998-3Q05	2000-3Q05
Prime Residential Price	-2.0%	-2.1%	-0.6%
Disposable Income	+8.7%	+9.4%	+8.5%

Source: Guangzhou Statistical Yearbook, DTZ & CapitaLand Research

82 - 4507

Singapore Reflating

- Economy grew by 6.4% in 2005
  - Robust 8.7% yoy GDP Growth in 4Q 2005.
- Positive growth momentum & stronger levels of activity in 4Q2005 and for 2005 as a whole
  - All major economic sectors
- 110,800 jobs created in 2005
  - 2.5% Unemployment rate in Dec 05
- Official GDP forecast of 4% - 6% p.a. for medium term

EXHIBIT 1
REAL GDP GROWTH


YOY % CHANGE
25
20
15
10
5
0
-5
-10
-15
QOQ ANNUALISED
YOY
Q1 Q3 Q1 Q3 Q1 Q3 Q1 Q3 Q1 Q3
'01 '02 '03 '04 '05

Source: www.singstat.gov.sg


CapitaLand

Singapore Transformation Underway

- **Holistic approach being taken to create vibrant City**
  - Target areas: Travel, leisure, shopping, convention & MICE focus
  - Orchard Turn: Revitalisation of Orchard Road as prime shopping belt
  - Regional hub for finance, education, R&D, health, and wealth management
  - Low tax rates: 20% flat corporate rate, 20% top personal rate
- **Decision to proceed with 2 Integrated Resorts with Casinos**
  - 2 years ago, <u>unthinkable</u> to consider even one casino
- **Business & Financial Centre Site**
  - High award price underpins prime Grade A office rents
- **"Marina Bay" development plans announced**
  - Marina Bay barrage, creating large freshwater body for activities
  - Marina Bayfront promenade with 3 world class Gardens by the Bay
- **Sustainable strength in high end properties**
  - Reflects increasing foreign investors' confidence

Sustainable strength in high end properties

- Prices of private residential properties in 2005 rose 3.9%, compared to 0.9% in 2004
- Price Index below peaks in 1996 & 2000
- Upward trend reflects increasing foreign investors' confidence


Private Residential Property Price Index (4Q98=100)
Index
Quarter/Year
CapitaLand

Source: www.ura.gov.sg


RECEIVED


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN SHARE CAPITAL OF ASSOCIATED COMPANY, TANGLIN RESIDENTIAL PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect associated company, Tanglin Residential Pte. Ltd. ("Tanglin Residential") has increased its issued and paid-up ordinary share capital from S$2 to S$1,000,000 by an allotment and issue of 999,998 ordinary shares for cash consideration of S$999,998 (the "Share Capital Increase"). Tanglin Residential is an equal joint venture between CRL Realty Pte Ltd ("CRL Realty"), an indirect wholly-owned subsidiary of CapitaLand, and Lippo Group International Pte. Limited ("Lippo Group"), a party unrelated to CapitaLand. Each of CRL Realty and Lippo Group has subscribed 499,999 ordinary shares in the capital of Tanglin Residential for cash consideration of S$499,999.

The Share Capital Increase is for the purpose of complying with the requirements for the application of a Housing Developers Sale Licence in relation to the development of the residential project at Alexandra Road and Tiong Bahru Road.

CapitaLand's interest in Tanglin Residential remains unchanged at 50% after the Share Capital Increase.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
1 March 2006


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) CAPITALAND RETAIL SINGAPORE INVESTMENTS TWO PTE. LTD.
(II) TRM PRIVATE LIMITED

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

(I)	Name	:	CapitaLand Retail Singapore Investments Two Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$1 comprising 1 ordinary share
(II)	Name	:	TRM Private Limited
	Principal Activity	:	Investment Holding
	Share Capital	:	S$2 comprising 2 ordinary shares

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
1 March 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Mar-2006 13:13:10
Announcement No.	00033

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Appointment of Non-Executive Director"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 1 March 2006 issued an announcement on the above matter, as attached for information.
Attachments:	TAGL_annc_Appmtofnondir.pdf Total size = **114K** (2048K size limit recommended)

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Announcement of Appointment of Non-Executive Director *

* Asterisks denote mandatory information

Name of Announcer *	THE ASCOTT GROUP LIMITED
Company Registration No.	197900881N
Announcement submitted on behalf of	THE ASCOTT GROUP LIMITED
Announcement is submitted with respect to *	THE ASCOTT GROUP LIMITED
Announcement is submitted by *	Doreen Nah
Designation *	Joint Company Secretary
Date & Time of Broadcast	01-Mar-2006 18:00:57
Announcement No.	00100

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	01-03-2006
Name *	Lim Tse Ghow Olivier
Age *	41
Country of principal residence *	Singapore
Whether appointment is executive, and if so, area of responsibility *	Non-executive
Job Title	Alternate Director to Liew Mun Leong
Working experience and occupation(s) during the past 10 years *	July 2005 - Current Group Chief Financial Officer, CapitaLand Limited 2004 - 2005 Deputy Group Chief Financial Officer, CapitaLand Limited 2003 - 2004 SVP, Corporate Finance, CapitaLand Limited 2001 - 2003 Head, Real Estate Unit, Corporate & Capital Markets Group, Citibank/Citigroup 2001 - 2002 Director, Corporate Development Citibank/Citigroup (Concurrent Appointment) 2000 Chief Operating Officer, Iteru.net Pte Ltd 1999 - 2000 Head, Real Estate Unit, Corporate Banking, Citibank 1997 - 1999 Director, Corporate Finance, Citicorp Investment Bank 1996 - 1997 Head, Cash & Trade Product Management Group, Citibank
Interest * in the listed issuer and its subsidiaries *	The Ascott Group Limited share options under the Ascott Share Option Plan: 20,000 @ $0.418 (Grant Date: 28/2/2004) 10,000 @ $0.493 (Grant Date : 4/3/2005) 30,000 @ $0.905 (Grant Date : 24/2/2006)

Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	NIL

Conflict of interest *	NIL

>> Other Directorship#

These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Hegnau Holdings Pte Ltd (Voluntarily Liquidated)
Present	Singapore Companies: 1. Areca Investment Pte Ltd 2. CapitaCommercial Trust Management Limited 3. CapitaLand China Development Fund Management Pte Ltd 4. CapitaLand Commercial and Integrated Development Limited 5. CapitaLand Financial Limited 6. CapitaLand Financial Services Ltd 7. CapitaLand Property Services Holdings Pte Ltd 8. CapitaLand Residential Ltd 9. CapitaLand Retail Limited 10. CapitaMall Trust Management Limited 11. RC Hotels (Pte) Ltd 12. Somerset Capital Pte Ltd 13. Somerset Land Pte Ltd Foreign Companies: 1. CFL Capital Management Sdn Bhd 2. Lucid Investments Ltd

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or	• No

	regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	• No

Footnotes	
Attachments:	ApptOlivierLimalternatedirector.pdf Total size = **13K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Incorporated In the Republic Of Singapore)
(Company Registration No. 197900881N)

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce the appointment of Mr. Olivier Lim Tse Ghow as an Alternate Director to Mr. Liew Mun Leong in place of Mr. Lui Chong Chee as from 1 March 2006.

Mr. Olivier Lim will also be appointed as Chairman of the Treasury Committee and a member of the Executive Committee of the Company in place of Mr. Lui Chong Chee as from 1 March 2006.

By Order of the Board

Doreen Nah
Joint Company Secretary

1 March 2006



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SHANGHAI XIN QING PROPERTY DEVELOPMENT CO., LTD - COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

Further to the announcement made on 21 October 2004, CapitaLand Limited ("CapitaLand") wishes to announce that its 85% indirect owned subsidiary, Shanghai Xin Qing Property Development Co., Ltd ("Shanghai Xin Qing"), which had been placed under members' voluntary liquidation, has been liquidated on 22 February 2006.

The remaining 15% of Shanghai Xin Qing is owned by a party unrelated to the CapitaLand Group.

The liquidation of Shanghai Xin Qing is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
6 March 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Mar-2006 20:12:51
Announcement No.	00117

>> Announcement Details

The details of the announcement start here ...

.nnouncement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "Response to SGX-ST's query regarding substantial increase in price of units"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTannc_response_to_SGX_query.pdf Total size = **39K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

ANNOUNCEMENT

RESPONSE TO SGX-ST'S QUERY REGARDING SUBSTANTIAL INCREASE IN PRICE OF UNITS

The Board of Directors of CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**" and manager of CCT, the "**Manager**"), refers to the query on 6 March 2006 from Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), regarding the substantial increase in the price of CCT units recently.

The Manager is not aware of any information not previously announced concerning CCT which, if known, might explain the substantial increase in the price of CCT units recently. CCT is always on the lookout for quality yield-accretive acquisitions for the benefit of its unitholders. An announcement will be issued by the Manager in the event that there are material developments.

The Manager confirms that CCT is in compliance with the listing rules of Singapore Exchange Securities Trading Limited, in particular, Rule 703 regarding the disclosure of material information.

In the meantime, the Manager advises that unitholders of CCT exercise caution when dealing in the units of CCT and refrain from taking any action in respect of their units in CCT which may be prejudicial to their interests.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
6 March 2006

IMPORTANT NOTICE

The past performance of CCT is not indicative of the future performance of CCT. Similarly, the past performance of the Manager is not indicative of the future performance of the Manager.

The value of units in CCT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

82 - 4507

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Mar-2006 20:15:09
Announcement No.	00119

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand – "Australand prices its $267.5 million CMBS issue"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand_ASXannouncement3Mar06CMBSIssue.pdf Total size = **25K** (2048K size limit recommended)

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ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

3 March 2006

Australand prices its $267.5 million CMBS issue

Australand has today priced its new 5-year $267.5 million Commercial Mortgage Backed Securitisation ("CMBS").

Australand's Chief Financial Officer, David Craig said, "we are extremely pleased with the market's ongoing support of Australand. This new issue attracted a large number of investors, with pricing at very attractive levels."

Australand Finance Limited will issue the notes across five tranches, all on a floating rate basis. The details of the issue will be as follows:

	Class A (Floating)	Class B (Floating)	Class C (Floating)	Class D (Floating)	Class E (Floating)
Amount	$169m	$29.5m	$25.5m	$29.5m	$14m
Credit Rating (Standard & Poors)	AAA	AA	A	BBB	BBB-
Coupon Rate - 3 month BBSW + (quarterly in arrears)	17 bps	22 bps	30 bps	47 bps	58 bps

Key Dates

Pricing Date: 3 March 2006

Settlement Date: 10 March 2006

Scheduled Maturity Date: 10 March 2011

Final Maturity Date: 10 September 2012

For further information please contact:

Australand:
David Craig
Chief Financial Officer
Phone: 61 2 9767 2145

AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696)
AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137; AFS LICENCE NO. 231130) AS THE RESPONSIBLE ENTITY OF
AUSTRALAND PROPERTY TRUST (ARSN 106 680 424) AND AUSTRALAND ASSETS TRUST (ARSN 115 338 513)
AUSTRALAND INVESTMENTS LIMITED (ABN 12 086 673 092; AFS LICENCE NO. 228837) AS THE RESPONSIBLE ENTITY OF
AUSTRALAND PROPERTY TRUST NO.4 (ARSN 108 254 413) AND AUSTRALAND PROPERTY TRUST NO.5 (ARSN 108 254 771)
LEVEL 3, 1C HOMEBUSH BAY DRIVE, RHODES NSW 2138
www.australand.com.au

Print this page 82 - 4507

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Mar-2006 12:44:08
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Registration of Prospectus Relating to the Preferential Offering of Up to 340,500,000 Units in Ascott Residence Trust at the Preferenctial Offering Sale Price of S$0.68 for each unit, on a renounceable basis of 200 units for every 1,000 issued shares in The Ascott Group Limited held as at 5.00 p.m. on 6 March 2006"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 6 March 2006 issued an announcement on the above matter, as attached for information.
Attachments:	TAGannc_RegistrationCompletionPropectus.pdf Total size = **24K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Company Registration Number 197900881N)

REGISTRATION OF PROSPECTUS RELATING TO THE PREFERENTIAL OFFERING OF UP TO 340,500,000 UNITS IN ASCOTT RESIDENCE TRUST AT THE PREFERENTIAL OFFERING SALE PRICE OF S$0.68 FOR EACH UNIT, ON A RENOUNCEABLE BASIS OF 200 UNITS FOR EVERY 1,000 ISSUED SHARES IN THE ASCOTT GROUP LIMITED (THE "COMPANY") HELD AS AT 5.00 P.M. ON 6 MARCH 2006

Further to the receipt of shareholders' approval at the general meeting held on 13 February 2006, the Board of Directors of the Company (the "Board") is pleased to advise that the sale of the Singapore Properties (as defined in the circular issued by the Company to shareholders dated 20 January 2006 (the "Circular")) and the Sale Shares (as defined in the Circular) by the Group to Ascott Residence Trust ("ART") was completed on 1 March 2006. As consideration for the sale of the Singapore Properties and the Sale Shares to ART, the Company received 454,000,000 issued units in ART (the "Units") and cash of approximately S$63.2 million.

Following the completion of the acquisition of the Singapore Properties and the Sale Shares, the Company has today registered with the Monetary Authority of Singapore the prospectus (the "Prospectus") relating to the preferential offering (the "Preferential Offering") of up to 340,500,000 Units (the "Offering Units") to Singapore Registered Shareholders (as defined in the Prospectus). The Offering Units includes 22,700,000 Units made available by the Company to satisfy applications by Singapore Registered Shareholders to purchase such additional number of Units which will result in their entitlement to purchase Units under the Preferential Offering being an integral multiple of 1,000 Units, where such entitlement is other than an integral multiple of 1,000 Units). The Preferential Offering is made by the Company to all its shareholders on a renounceable basis of 200 Units for every 1,000 Ascott Shares (as defined in the Prospectus) held as at 5.00 p.m. on 6 March 2006 at the preferential offering sale price of S$0.68 per Unit.

The Prospectus, together with the application forms, will be despatched to the Singapore Registered Shareholders on or around 8 March 2006. The "nil-paid" trading period for the Entitlements (as defined in the Prospectus) will commence at 9.00 a.m. on 9 March 2006 and end at 5.00 p.m. on 17 March 2006. The Preferential Offering will commence at 9.00 a.m. on 9 March 2006 and close at 4.45 p.m. (for acceptances by way of ARE, ARS and PAL (each as defined in the Prospectus)) and 9.30 p.m. (for electronic applications through an automated teller machine of a Participating Bank (as defined in the Prospectus)) on 23 March 2006 and the Units are expected to be listed and quoted on the Main Board of the Singapore Exchange Securities Trading Limited from 9.00 a.m. on 31 March 2006.

By Order of the Board

Hazel Chew/ Doreen Nah
Joint Company Secretaries
6 March 2006

IMPORTANT NOTICE

The information contained in this Announcement does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in ART ("Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The information in this Announcement is qualified in its entirety by, and is subject to, the more detailed information set out in the final prospectus ("Prospectus") registered by the Monetary Authority of Singapore (the "Authority") on 6 March 2006. Copies of the Prospectus may be obtained, subject to availability, from J.P Morgan (S.E.A.) Limited and, where applicable, from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. The Prospectus is expected to be available on or around 9 March 2006. Anyone wishing to purchase the Units should read the Prospectus before deciding whether to purchase the Units and will need to make an application in the manner set out in the Prospectus.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations or, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders or units ("Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by the Manager, the Trustee or the Company or any other person or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Company's current view of future events.

The forecasted yields are presented on an annualised basis and are calculated based on the preferential offering sale price of $0.68 ("Preferential Offering Sale Price") per Unit. The assumptions underlying the forecasted yields are described in detail in the Prospectus. Potential investors are advised to read the Prospectus carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market price higher or lower than the Preferential Offering Sale Price per Unit specified in the Prospectus. The forecast financial performance of ART is not guaranteed and there is no certainty that it can be achieved. Potential investors should read the whole of the Prospectus for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of ART.

As of the date of this Announcement, ART is not listed on the SGX-ST. When ART is listed, an investment in ART will involve risks, including without limitation, risks relating to the Properties, risks relating to ART's operations and risks relating to investing in real estate. Readers of this Announcement as well as all prospective investors in the Units should read the Prospectus when it is available before taking any action in respect of the Units or deciding whether to purchase the Units on the secondary market.

This Announcement is not an offer of securities in the United States. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S")). There will be no public offer of securities in the United States. The Units may be offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. Any decision to purchase the Units should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus. Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S).

This Announcement, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

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RECEIVED
2006 APR -7 P 3:13



For immediate release
7 March 2006

PRESS STATEMENT

We refer to recent articles in the media, which quoted market sources, on TCC Capital Land acquiring Golden Land Property Development Public Company Limited. Mr Chen Lian Pang, CEO of TCC Capital Land, has refuted categorically on these speculative articles and said that 'this is pure rumour".

TCC Capital Land, in its scope of normal operations, would be engaged in discussions with various parties for new projects. If and when any such deals are finalised, the company will make a formal announcement.

About TCC Capital Land

TCC Capital Land, a joint venture between CapitaLand (40%) and TCC Land (60%), is a leading real estate developer in Thailand. Todate, the company has five residential development projects with a total project development estimate (PDE) of Baht 17 billion (S$697 million). In addition, it has 15 fee-based project management contracts for properties owned by TCC Land comprising office towers, retail complexes and hotels/resorts with PDE of Baht 18 billion (S$738 million). In total, the 20 on-going projects are worth Baht 35 billion (S$1.44 billion).

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **7 March 2006**

Analyst contact:
Cheong Kwok Mun, Investor Relations
Tel: +65 6823 3555
Email: cheong.kwokmun@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Mar-2006 17:57:51
Announcement No.	00068

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Ascott scores top position in China's 'Top 100 Serviced Apartments Award' for three years running"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	TAG_newsrelease_China-Award.pdf Total size = **329K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

7 March 2006
For Immediate Release

Ascott Scores Top Position in China's 'Top 100 Serviced Apartments Award' for Three Years Running

The Ascott Group (Ascott) has once again clinched the top spot in China's 2006 'Top 100 Serviced Apartments Award'. For the third consecutive year, Ascott beat more than 1,000 industry players for the coveted award which recognises outstanding accomplishments and exceptional service provided by serviced residences in China.

The serviced residences operators were rated primarily on the effectiveness of their branding and marketing strategies, sales channels and service standards.

Held at the Beijing International Hotel on 3 March 2006 the event is organised by World Executive Weekly Magazine, Wall Street Post, China Real Estate Federation, World Real Estate Academy, www.sina.com, www.userrate.com (consumer website) and www.people.com.cn (China official news web).

"The serviced residence industry in China has been showing signs of growth in anticipation of the increased business expected from the influx of domestic, regional and international business travellers and tourists. As a pioneer and innovator in the serviced residence industry, The Ascott Group is well positioned to tap on the growth potential in China to gain a larger share of the business. We have strong confidence that our upcoming properties will elevate the quality and management standard of the serviced residences in China to a higher playing field," said Mr Cameron Ong, Managing Director & CEO of The Ascott Group.

"China's 'Top 100 Serviced Apartments Award' is a much-coveted recognition. Winning it for three consecutive years speaks volume of the confidence that the industry and our customers have in Ascott. The serviced residence industry has grown increasingly competitive, so for everyone at Ascott, this is a true cause for celebration. This affirmation could not have come at a better time as we are now preparing for the opening of our first Citadines property in Jinqiao, Shanghai in the second half of the year. With the strong confidence of our customers in The Ascott Group, we believe that our third brand, Citadines will be equally successful in China as well," said Mr Lucas Loh Jen Yuh, Managing Director of China.

Ascott's expansion plans for China in the next five years cover key and developing cities in China where we will focus on strategic locations with high growth potential for multi-industry business development. In the

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

recent two years, Ascott has entered Guangzhou and Suzhou, and is now looking at expanding into cities such as Xi'an and Chongqing.

Ascott's current portfolio in China includes over 2,600 serviced residence units spread across Beijing, Dalian, Guangzhou, Shanghai and Tianjin.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with about 15,500 serviced residence units in key cities of Europe, Asia Pacific, and the Middle East.

Ascott's global presence spans over 41 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia/New Zealand as well as Dubai in the Middle East.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including Korea Times' 'Best International Brand (Serviced Residence)' by Somerset Palace Seoul, 'Best Accommodation' by The Ascott Metropolis Auckland in the 2005 World Travel Awards, TTG Asia Media's Best Serviced Residence Operator award and the Business Traveller's 2005 Best Serviced Residence Brand and Best Serviced Residence in Asia Pacific awards. For a full list of these awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : 7 March 2006

For more information, please contact:

Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com



NEWS RELEASE

For Immediate Release
8 March 2006

CapitaLand launches CapitaCard

Rebates at 1,500 retail and F&B outlets across 12 CapitaLand malls

Singapore, 8 March 2006 - CapitaLand, the largest manager of Singapore malls, launched the 'CapitaCard' today – two all-encompassing, loyalty-cum-payment cards that will help card members save while they spend at 1,500 retail and F&B outlets at 12 retail malls in Singapore. The launch unveiled a lifestyle credit card by VISA and a debit card by MasterCard issued by DBS Bank. Both cards will provide members with "Capita$" (capita dollar) credits every time they dine, shop and party at these 1,500 participating outlets.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "We are extremely pleased to partner DBS to provide shoppers with a unique opportunity to own one card and all the benefits that go with it. As the largest retail mall manager, CapitaCard rewards the 10 million shoppers, who visit our malls every month for their shopping, dining and leisure needs, and it also presents tremendous business opportunities for the malls' tenants. We will continue to grow our retail portfolio by bringing more diversified tenants, and to increase our retail profile through iconic malls such as Orchard Turn, which will in turn provide tenants and consumers with an even wider breadth of offerings. Moreover, as we grow our retail presence abroad, especially in China and Japan, we would extend this powerful reward cum payment solution overseas where we already have a presence," he added.

While there are many different types of cards on the market, CapitaCard is unique in that it is the first loyalty card to offer the convenience of rewards at not just one department store, but at more than 1,500 participating outlets in 12 of CapitaLand's malls. This provides CapitaCard users with a huge variety of products, services and entertainment choices. Looking ahead, there are potential additional unique features. CapitaLand's goal has always been to create value for tenants and to enhance the overall consumer experience in Singapore and potentially overseas, where the company is expanding its retail business, especially in China and Japan. In addition, CapitaLand is a sponsor of Temasek Polytechnic's Diploma in Retail Management course, with the aim to boost the standard of the retail industry in Singapore.

Over 10 million people visit CapitaLand's 12 retail malls every month for their shopping, dining and leisure needs, presenting tremendous opportunities for the malls' tenants. With this integrated

loyalty program, CapitaLand hopes to connect shoppers and tenants to drive sales to stores. Sales employees who are key to the success of this programme have already been introduced to the programme and informed of the rewards for generating spending at their own stores.

Upon using the CapitaCard, the cardholder will receive up to 20% worth of rebates in the form of Capita$ which are credited directly onto his or her card. One Capita$ equals S$1. For instance, if the user makes a S$100 purchase at a store that offers a 15% Capita$ rebate off goods purchased, he or she will earn 15 Capita$.

These Capita$ can then be accumulated to offset – or pay off – future purchases. Each time the CapitaCard is swiped, the merchant will tell cardholders how many Capita$ they have available to spend. Cardholders can also enjoy numerous platinum perks offered by Visa and MasterCard such as concierge services and golfing privileges.

Other attractive benefits include parking privileges and exclusive invitations to the participating malls' many events and activities. Application forms for the CapitaCard credit and debit cards are available from 9 March 2006 at the participating CapitaLand malls:

Bugis Junction
Clarke Quay
IMM
Jurong Entertainment Centre
Plaza Singapura
Sembawang Shopping Centre
Bukit Panjang Plaza
Funan DigitaLife Mall
Junction 8
Lot 1
Rivervale Mall
Tampines Mall

About CapitaLand (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by: CapitaLand Limited *(Co. Regn. 198900036N)*

For more information, please contact:

Analyst Contact
Cheong Kwok Mun, Investor Relations
Tel: 68233 555

Media Contact
Mok Lai Siong, Corporate Communications
Tel: 68233 543



NEWS RELEASE

For Immediate Release
10 March 2006

MGM MIRAGE-CapitaLand teams up with Media Asia & Associates to bring Top Asian Artistes and Performers to Marina Bay Integrated Resort

Singapore, 10 March 2006 – MGM MIRAGE and CapitaLand announced today a tie-up with Media Asia & Associates to provide Asian entertainment and A-list headliners for the partnership's bid to build the Marina Bay Integrated Resort in Singapore. This tie-up will bring staged tours and concerts of some of Asia's greatest names, especially for live entertainment, to perform at the new Marina Bay Integrated Resort.

The Media Asia & Associates family of companies represents one of Asia's largest media and live entertainment groups, with its film production flagship, Media Asia Entertainment Group Ltd., listed in Singapore, and with other key family member companies leaders in live entertainment (East Asia Entertainment, Much Entertainment), in talent management (Rich & Famous, Mountain Entertainment, The Artiste Campus International) and in music production (East Asia Music (Holdings) Ltd.), along with important television (East Asia Satellite Television) and advertising (Vision Communications) entities. Collectively, the Media Asia & Associates family of companies successfully leverages its roster of stars and media/entertainment production skills across geographic markets and across the full range of content and event platforms.

Combining Media Asia & Associates' strength in the Asian region with MGM MIRAGE's recognised status as the worldwide leader in entertainment, MGM MIRAGE-CapitaLand will enrich the entertainment offerings at the proposed Marina Bay Integrated Resort, and position it as a top entertainment destination for live music, theater, art and dance. By this combination, Singapore will be the hub for the widest array of Western and Asian entertainment catering to Singaporeans and tourists from the West and Asia, especially China and Hong Kong.

"We are pleased to participate in the MGM MIRAGE and CapitaLand bid for this exciting new chapter in Singapore's entertainment future," said Mr. John Chong, Executive Director and CEO of Media Asia Entertainment Group Limited. "Our wide network of celebrities - from Hong Kong, Taiwan, China, Malaysia, Japan, and other nations - will allow us to bring Asia's leading talents from the worlds of music, film, theatre, and dance to Singapore, drawing visitors from across the region to this world-class resort in this world-class city."

Mr. J. Terrence Lanni, Chairman and CEO of MGM MIRAGE, said: "Delivering memorable live entertainment experiences has been a cornerstone of the MGM MIRAGE tradition for many years. We look forward to working closely with the professionals at Media Asia & Associates to create the most powerful entertainment programme proposed for the Marina Bay Integrated Resort; an unparalleled entertainment experience appealing to a wide range of audiences from countries throughout the region."

MGM MIRAGE, a worldwide leader in entertainment, has extensive experience in developing first-class resorts and entertainment venues. The company currently operates dozens of entertainment options for resort guests in Las Vegas, ranging from big ticket, once-in-a-lifetime concerts and events in the MGM Grand Garden Arena and the Mandalay Bay Events Center, to Broadway shows like Mamma Mia! and Hairspray and top music acts and comedians in intimate theater environments, and many other varied offerings such as the Bellagio Fine Arts Gallery and Shark Reef Aquarium at Mandalay Bay. This broad experience and background will be the base upon which entertainment at the Marina Bay Integrated Resort will be built.

Mr. Liew Mun Leong, President and CEO of CapitaLand Group, said: "This tie-up is exceptional in its global reach, and draws on the best Western and Asian entertainment capabilities and talents from both the international and Asian performing scenes. MGM MIRAGE is the most successful entertainment programmer in the Entertainment Capital of Las Vegas while Media Asia & Associates has a similar reputation in Asia. We aspire to create defining and pleasurable experiences, unique in Singapore, which will captivate audiences from the region and beyond. The 'East-to-West' entertainment menu will be a cornerstone of our Marina Bay Integrated Resort bid, strengthening the 'Uniquely Singapore' brand positioning."

About Media Asia & Associates

Highlights of selected key operating units of Media Asia & Associates include the following:

Media Asia Entertainment Group Ltd.:

The only international media company listed in Singapore, Media Asia Entertainment Group Ltd ("Media Asia Group") is one of Asia's largest film studios, producing 8 to 10 films annually and over 50 films since 1994. Among the studio's most celebrated titles are *Initial D* (Hong Kong's No. 1 film in 2005); *A World Without Thieves (2004);* and the all-time Asia-wide box office success, *Infernal Affairs Trilogy (2002-2003)* as well as, most recently, 2006's Berlin Silver Bear winner, *Isabella*. Among its current slate of films to be released later this year is Media Asia Group's *The Banquet,*

starring previously Oscar-nominated Zhang Zhiyi and directed by China's celebrated director, Feng Xiao-Gang. In the past 10 years, Media Asia Group films have won 111 prizes in international competition, and have been nominated 269 times, including at such events as Cannes, the Berlin Film Festival, the Tokyo International Film Festival, the Venice Biennale, the Hong Kong Film Awards and the Taipei Golden Horse Film Festival.

Rich & Famous Talent Management *(and sister companies):*
Under its three separate talent management companies, the Group has one of the largest rosters of stars in the industry, managing the careers of 32 of Asia's leading talents. These include Shu Qi, Anthony Wong, Chapman To, Denise Ho, Maggie Q and Richie Jen, as well as discoveries such as Edison Chen and Daniel Wu, and hail from nations and territories across the region, as well as from the US, the UK and Canada.

East Asia Entertainment Limited:
Since 2002, more than 3.2 million people in Hong Kong have attended live concerts produced by East Asia Entertainment Limited, where the group represents roughly 70% of the market. Internationally, nearly 1.5 million people have attended Group concerts in nine different countries and 40 cities across the globe. The Group has staged tours and concerts for some of Asia's greatest names, including: F4 Fantasy Live Concert 2002; Andy Lau's World Tour 2002, 2003 and Vision Tour 2004, 2005; Richie Jen in Concert 2004; Sammi Cheng's Concert 2004, Kelly Chen China Tour 2005; the Jackie Chan & Friends Charity Show 2004; 2005's Leon Lai Crazy Classic Concert; 2005's Beyond The Story Live Concert as well as the first-ever Hong Kong concert appearances of Singaporean star, Stephanie Sun, in 2005 and of Malaysian star Michael Wong's own first-time upcoming Hong Kong concert; and, in 2005, the Cantonese rock musical success, *Butterfly Lovers*, with Denise Ho.

East Asia Music (Holdings) Limited *(and related labels):*
Since East Asia Music (Holdings) Limited's creation in 2004, the Group's labels have produced, distributed, or have in production 43 versions of 31 albums for 20 different leading Asian artists, acts and compilations, representing more than 2 million units sold to-date and have signed some of Asia's most important acts, including Sammi Cheng, Leon Lai, Denise Ho, Andy Hui, and newcomers Janice and Charles Ying.

About MGM MIRAGE

MGM MIRAGE, (NYSE: MGM), one of the world's leading and most respected hotel and gaming companies, owns and operates 23 properties located in Nevada, Mississippi and Michigan, and has investments in four other properties in Nevada, New Jersey, Illinois and the United Kingdom. MGM MIRAGE has also announced plans to develop Project CityCenter, a multi-billion dollar integrated urban development project in the heart of Las Vegas, and has a 50 percent interest in MGM Grand Macau, a hotel-casino resort currently under construction in Macau S.A.R. MGM MIRAGE supports responsible gaming and has implemented the American Gaming Association's Code of Conduct for Responsible Gaming at its properties. MGM MIRAGE also has been the recipient of numerous awards and recognitions for its industry-leading Diversity Initiative and its community philanthropy programs. For more information about MGM MIRAGE, please visit the company's website at www.mgmmirage.com.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia. For more information about CapitaLand, please visit the company's website at www.capitaland.com.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **10 March 2006**

Media Contacts

CapitaLand Limited
Julie Ong
DID: +65-68233541
Email : julie.ong@capitaland.com.sg

MGM MIRAGE
Gordon Absher
DID: +1-7028917006
Email : gabsher@mgmmirage.com

Media Asia & Associates
Ronald Issen
DID: +852-2853 6648
Email : ronaldissen@mediaasia.com



NEWS RELEASE

10 March 2006
For Immediate Release

CapitaLand appoints David Tan as Deputy CEO, CapitaLand Commercial & Integrated Development Limited and CEO (Designate), CapitaCommercial Trust Management Limited

Augment management bench strength of growing commercial & integrated development business

Singapore, 10 March 2006 – Mr David Tan has been appointed as the Deputy CEO of CapitaLand Commercial and Integrated Development Limited ("CCID"), the commercial property arm of CapitaLand Group. Concurrently, David has been appointed as the new CEO (Designate) of CapitaCommercial Trust Management Limited ("CCTML"), a subsidiary of CapitaLand's financial services subsidiary, CapitaLand Financial Limited. These appointments are with effect from 13 March 2006.

CCID is a leading commercial property developer and landlord in Singapore. It manages one of the largest portfolios of prime Grade A office space in the Central Business District. Overseas, CCID has commercial property investments in prime locations in the gateway cities of London, Shanghai, Beijing, Hong Kong and Kuala Lumpur. CCTML manages the S$2 billion CapitaCommercial Trust, the first commercial property real estate investment trust in Singapore. Martin Tan, the CEO of CCID, will continue to drive and provide overall leadership for the Group's commercial and integrated development business.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "CapitaLand is constantly augmenting its management bench strength as it grows its businesses in Singapore and internationally. In particular, the commercial and integrated development business has grown with the acquisition of new overseas assets like Capital Tower Beijing and Wisma Technip in Malaysia. The Group is also deep in the process of bidding for the proposed Singapore Integrated Resorts at Marina Bay and Sentosa. In addition, a very promising growth area for the Group is large scale integrated development opportunities, for which the Group's multi-product and multi-geography capabilities are distinct competitive advantages."

He added, "David, who will assist Martin in this fast growing business, brings financial, capital market and banking experience to the Group. His breadth of experience in the industry and his international exposure will make him a valuable member of the management team, as CapitaLand moves decisively towards its vision of 2010."

Prior to joining CapitaLand, David was the Head of Listings in SGX. He has also been a banker holding key positions in JP Morgan, UBS and OCBC. A Singapore Government Scholar, David graduated from Cambridge University with a Masters degree in Law.

About CapitaLand (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Going forward, CapitaLand's vision for 2010 is to be an entrepreneurial, prosperous and lasting world-class company, ranked among the top real estate companies in Asia, and a leader in innovative real estate products and services.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
10 March 2006

Media Contact:
Julie Ong
DID: +65 68233541
Email: julie.ong@capitaland.com.sg

Analyst Contact:
Cheong Kwok Mun
DID: +65 68233555
Email: cheong.kwokmun@capitaland.com.sg

82 - 4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	10-Mar-2006 18:24:50
Announcement No.	00097

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "Appointment of Chief Executive Officer (Designate)"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTannc.apptCEODesignate.pdf Total size = **28K** (2048K size limit recommended)

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CapitaCommercial
Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

APPOINTMENT OF CHIEF EXECUTIVE OFFICER (DESIGNATE)

The Board of Directors of CapitaCommercial Trust Management Limited (the "Company"), the manager of CapitaCommercial Trust, wishes to announce the appointment of Mr David Tan Wei-Son as Chief Executive Officer (Designate) of the Company with effect from 13 March 2006.

The detailed template announcement, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Mr David Tan will be released separately to the Singapore Exchange Securities Trading Limited.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore

10 March 2006

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Mar-2006 15:17:40
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Subscription of new shares in the capital of Lai Fung Holdings Limited
Description	The attached announcement and news release issued by CapitaLand Limited on the above matter are for information.
Attachments:	CL.LaiFungHoldings.subscription.pdf LaiFungHoldings.4Mar2006.pdf CL.newsrelease.12March2006.pdf Total size = **855K** (2048K size limit recommended)

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CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION OF NEW SHARES IN THE CAPITAL OF LAI FUNG HOLDINGS LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings Pte Ltd ("CCH") had on 10 March 2006 entered into a subscription agreement (the "Subscription Agreement") with Lai Fung Holdings Limited ("Lai Fung Holdings"), a company incorporated in the Cayman Islands and whose shares are listed on The Stock Exchange of Hong Kong Limited ("HKSE"), for CCH or its nominees to subscribe for 1,610,000,000 new ordinary shares (the "Subscription Shares"), representing 20% of the enlarged issued share capital of Lai Fung Holdings[1] (the "Subscription"). The principal activities of Lai Fung Holdings are property development for sale and investment for rental purposes.

The aggregate cash consideration for the Subscription was HK$644 million (approximately S$135 million) at HK$0.40 (approximately S$0.08) per share (the "Subscription Price"). The Subscription Price was arrived at on a willing-buyer-willing-seller basis, taking into account, amongst other factors, the market value of Lai Fung Holdings shares at HK$0.40 (approximately S$0.08) per share as at 6 March 2006.

The net tangible asset value of Lai Fung Holdings based on the latest available audited accounts as at 31 July 2005 was HK$4,183 million (approximately S$875 million).

As the Subscription Price of HK$0.40 (approximately S$0.08) per share is lower than the net tangible asset value per share as at 31 July 2005 adjusted for the New Lai Fung Consideration Shares[1], it is estimated that a negative goodwill of HK$370 million (approximately S$77 million) will arise from this transaction. The negative goodwill will be recalculated based on the actual net tangible asset value of Lai Fung Holdings at the date of completion.

[1] The enlarged issued share capital of Lai Fung Holdings takes into consideration the allotment and issuance of 565,000,000 new Lai Fung Holdings shares to Lai Sun Garment (International) Limited ("Lai Sun Garment") (or its nominee) (the "New Lai Fung Consideration Shares") pursuant to the Conditional Share Purchase Agreement dated 28 February 2006 (the "Share Purchase Agreement") as described at Note 2 below.

The Subscription is conditional upon, *inter alia*:

(a) Completion of the Share Purchase Agreement[2] as announced jointly by Lai Fung Holdings and Lai Sun Garment on 4 March 2006 (announcement annexed hereto this Announcement);

(b) the approval of the independent shareholders of Lai Fung Holdings in respect of the allotment and issue of the Subscription Shares;

(c) the Listing Committee of HKSE granting an approval for the listing of and permission to deal in all the Subscription Shares on the HKSE;

(d) a written ruling from the Securities and Futures Commission of Hong Kong confirming that CapitaLand is not a party acting in concert with Lai Sun Garment under the Hong Kong Code on Takeover and Mergers; and

(e) all necessary approvals being received from the relevant authorities in Hong Kong and Singapore (if any).

The Subscription is expected to be completed by end of May 2006. Upon completion, Lai Fung Holdings will become an associated company of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
12 March 2006

[2] Lai Fung Holdings has entered into the Share Purchase Agreement with (i) Lai Sun Garment, a company incorporated in Hong Kong and whose shares are listed on HKSE; (ii) Goldthorpe Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Lai Fung Holdings ("Goldthorpe"); and (iii) Rightop Asia Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Lai Sun Garment ("Rightop") whereby Rightop has conditionally agreed to sell and Goldthorpe has conditionally agreed to purchase the entire issued share capital of Assetop Asia Limited ("Assetop") together with shareholder's loan provided by Rightop to Assetop ("Conditional Sale and Purchase"). Part of the consideration for the Conditional Sale and Purchase shall be satisfied by the New Lai Fung Consideration Shares.



LAI SUN GARMENT

Lai Sun Garment (International) Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0191)



LAI FUNG HOLDINGS

Lai Fung Holdings Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1125)

JOINT ANNOUNCEMENT

CONDITIONAL SALE AND PURCHASE OF THE ENTIRE ISSUED SHARE CAPITAL OF ASSETOP ASIA LIMITED

MAJOR TRANSACTION FOR LAI SUN GARMENT (INTERNATIONAL) LIMITED

DISCLOSEABLE AND CONNECTED TRANSACTION FOR LAI FUNG HOLDINGS LIMITED

RESUMPTION OF TRADING

The Share Purchase Agreement

The respective boards of directors of LSG and Lai Fung jointly announce that the Seller (a wholly-owned subsidiary of LSG), LSG, the Purchaser (a wholly-owned subsidiary of Lai Fung) and Lai Fung entered into the conditional Share Purchase Agreement on 28 February 2006, whereby the Seller conditionally agreed to sell and the Purchaser conditionally agreed to purchase the entire issued share capital of Assetop together with the Shareholder's Loan, at an aggregate consideration of HK$393,000,000.

The Consideration is payable by the Purchaser as follows:

(a) HK$226,000,000 payable on Completion and satisfied by the allotment and issue of 565,000,000 new Lai Fung Shares to LSG (or its nominee); and

(b) HK$167,000,000 payable on Completion and satisfied by the issue of the Promissory Note to the Seller.

Assetop is an investment holding company incorporated in the British Virgin Islands. The principal asset to be acquired pursuant to the Share Purchase Agreement is the Shanghai Property, which is held as to 95% by Assetop indirectly through Shanghai Hu Xin.

Certain effects of the transactions under the Share Purchase Agreement

Immediately after Completion:

— Lai Fung will own the entire issued capital of Assetop; and

— the shareholding interest of LSG in Lai Fung will increase from approximately 45.13% to approximately 49.95%. As the allotment and issue of the Lai Fung Consideration Shares will have the effect of increasing LSG's and its concert parties' holding of voting rights by more than 2% from the lowest percentage holding of them in the previous 12 months and therefore will exceed the 2% creeper threshold specified in rule 26.1(c) of the Takeovers Code, LSG will make an application to the SFC for a Whitewash Waiver from the obligation on the part of LSG to make a general offer under rule 26 of the Takeovers Code in respect of the Lai Fung Shares not owned by LSG and parties acting in concert with LSG following Completion. The Whitewash Waiver, if granted, will be subject to the approval of the independent Lai Fung Shareholders to be sought at the EGM of Lai Fung. LSG and parties acting in concert with it will abstain from voting at the EGM of Lai Fung in respect of the Whitewash Waiver. LSG and parties acting in concert with it have not acquired or disposed of voting rights in Lai Fung in the 6 months prior to the date of this announcement.

An application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Lai Fung Consideration Shares.

Relevant requirements of the Listing Rules

Under the Listing Rules, the Share Purchase Agreement will constitute a major transaction for LSG and a discloseable and connected transaction for Lai Fung. The Share Purchase Agreement is conditional upon, inter alia, the approval of the LSG Shareholders and the independent Lai Fung Shareholders. LSG and its associate(s) (as defined in the Listing Rules) will abstain from voting at the EGM of Lai Fung in respect of the resolution(s) approving the Share Purchase Agreement and the allotment and issue of the Lai Fung Consideration Shares.

Within 21 days after the date of publication of this announcement, LSG is required under the Listing Rules to dispatch a circular containing, inter alia, details of the Share Purchase Agreement and a notice convening the EGM, to the LSG Shareholders.

Similarly, within 21 days after the date of publication of this announcement, Lai Fung is required under the Listing Rules to dispatch a circular containing, inter alia, details of the Share Purchase Agreement, applicable information required under the Takeovers Code in respect of the Whitewash Waiver, a letter from the independent board committee of Lai Fung, a letter from the independent financial adviser and a notice convening the EGM, to the Lai Fung Shareholders.

Suspension and resumption of trading

Trading in the LSG Shares and the Lai Fung Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28 February 2006 at the request of LSG and Lai Fung, respectively, pending the publication of this announcement, the joint announcement made by LSG and CGL on 4 March 2006 in respect of LSG's disposal of its interest in CGL and the joint announcement made by LSG and CGL on 4 March 2006 in respect of their joint development of a site in Kwun Tong. Applications have been made by LSG and Lai Fung for the resumption of trading in the LSG Shares and the Lai Fung Shares on the Stock Exchange with effect from 9:30 a.m. on 6 March 2006.

As Completion is subject to the fulfillment of a number of conditions precedent, the transactions under the Share Purchase Agreement may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the LSG Shares and/or the Lai Fung Shares.

INTRODUCTION

The respective boards of directors of LSG and Lai Fung jointly announce that the Seller (a wholly-owned subsidiary of LSG), LSG, the Purchaser (a wholly-owned subsidiary of Lai Fung) and Lai Fung entered into the conditional Share Purchase Agreement on 28 February 2006, whereby the Seller conditionally agreed to sell and the Purchaser conditionally agreed to purchase the entire issued share capital of Assetop together with the Shareholder's Loan, at an aggregate consideration of HK$393,000,000.

THE SHARE PURCHASE AGREEMENT

Date:

28 February 2006

Parties:

Seller:	Rightop Asia Limited
Purchaser:	Goldthorpe Limited
Seller's Warrantor:	LSG
Purchaser's Warrantor and Guarantor:	Lai Fung

Subject matter:

The Seller conditionally agreed to sell and the Purchaser conditionally agreed to purchase the Sale Share, comprising the entire issued share capital of Assetop, and the Seller conditionally agreed to transfer and assign to the Purchaser the Shareholder's Loan.

Consideration:

The Consideration for the Sale Share and the Shareholder's Loan amounts to HK$393,000,000 and is payable by the Purchaser as follows:

(a) HK$226,000,000 shall be payable on Completion and satisfied by the allotment and issue of 565,000,000 new Lai Fung Shares to LSG (or its nominee); and

(b) HK$167,000,000 shall be payable on Completion and satisfied by the issue of the Promissory Note to the Seller.

The Consideration is allocated such that the amount of the Shareholder's Loan outstanding as at Completion will be allocated for the transfer and assignment of the Shareholder's Loan and the balance of the Consideration will be allocated for the sale of the Sale Share. The Shareholder's Loan outstanding as at 31 July 2005 was approximately HK$214 million.

The Consideration was arrived at after arms' length negotiations, by reference to, inter alia, the net asset value of Assetop as adjusted by the fair market value of its interest in the Shanghai Property of RMB600 million (approximately HK$577 million) as at 31 January 2006 based on the professional valuation prepared by Savills Valuation and Professional Services Limited (Savills), an independent valuer and related potential tax liability of RMB170 million (approximately HK$163 million) including the potential land appreciation tax liability and potential corporate income tax liability which were estimated based on the fair market value of the Shanghai Property in accordance with prevailing tax legislation in the PRC. As the Shanghai Property is 95% owned by the Assetop Group, the value of the assets to be disposed of by LSG is approximately HK$393 million. Details of a valuation report including the valuation of the Shanghai Property prepared by Savills will be set out in the circulars to be dispatched to the LSG Shareholders and the Lai Fung Shareholders.

Based on the closing price per Lai Fung Share of HK$0.39 quoted on the Stock Exchange on 27 February 2006, the aggregate market value of the Lai Fung Consideration Shares is HK$220,350,000. The agreed issue price of HK$0.40 per Lai Fung Consideration Share was arrived at after arm's length negotiation and represents:

(i) a premium of approximately 2.56% to the closing price of HK$0.39 per Lai Fung Share as quoted on the Stock Exchange on 27 February 2006, being the last trading day of the Lai Fung Shares immediately before the date of the Share Purchase Agreement;

(ii) a premium of approximately 9.14% to the average closing price of HK$0.3665 per Lai Fung Share as quoted on the Stock Exchange for the last ten trading days ended 27 February 2006, being the last trading day of the Lai Fung Shares immediately before the date of the Share Purchase Agreement;

(iii) a premium of approximately 6.10% to the average closing price of HK$0.377 per Lai Fung Share as quoted on the Stock Exchange for the last five trading days ended 27 February 2006, being the last trading day of the Lai Fung Shares immediately before the date of the Share Purchase Agreement; and

(iv) a discount of approximately 43.66% to the audited net asset value of Lai Fung as at 31 July 2005 of approximately HK$0.71 per Lai Fung Share based on 5,872,956,478 Lai Fung Shares in issue as at the date of this announcement.

The Lai Fung Consideration Shares represent approximately 9.6% of the existing issued share capital of Lai Fung and approximately 8.8% of the enlarged issued share capital of Lai Fung immediately after Completion (assuming that there is no change in its issued share capital from the date of this announcement to Completion save for the issue of the Lai Fung Consideration Shares at Completion).

Upon the allotment and issue of the Lai Fung Consideration Shares to LSG, the shareholding interest of LSG in Lai Fung will increase from approximately 45.13% to approximately 49.95%. Upon allotment, the Lai Fung Consideration Shares will rank pari passu with all other Lai Fung Shares in issue. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Lai Fung Consideration Shares.

The Promissory Note shall be issued by Lai Fung to the Seller on Completion. The Promissory Note shall be for a principal amount of HK$167,000,000, with a maturity date of four years from the date of the Promissory Note. Interest at the prevailing Hong Kong dollar prime rate quoted by The Hongkong and Shanghai Banking Corporation Limited shall be payable by Lai Fung on a quarterly basis. Lai Fung shall be entitled to prepay the Promissory Note in full or in part at any time without any penalty. The Promissory Note is unsecured and neither party may assign or transfer the Promissory Note in whole or in part.

Conditions precedent:

Completion is conditional upon the fulfillment of the following conditions precedent:

(a) the approval of the LSG Shareholders and the independent Lai Fung Shareholders respectively to all the transactions contemplated under the Share Purchase Agreement;

(b) the approval of the independent Lai Fung Shareholders in respect of the allotment and issue of the Lai Fung Consideration Shares;

(c) the Executive granting the Whitewash Waiver in favour of the Seller and LSG that they will not be required to make a mandatory offer to acquire the remaining shares in Lai Fung not owned by the Seller and LSG under rule 26 of the Takeovers Code as a result of the Share Purchase Agreement or any transaction contemplated by the Share Purchase Agreement, and no indication being received before or at Completion from the Executive to the effect that this waiver will or may be withdrawn and, where such waiver is granted subject to conditions, such conditions being reasonably acceptable to the Seller and LSG and to the extent that any such conditions are required to be fulfilled before the waiver becomes effective, they are so fulfilled; and

(d) the Listing Committee of the Stock Exchange granting an approval for the listing of and permission to deal in all the Lai Fung Consideration Shares on the Stock Exchange, subject only to allotment.

If any of the conditions precedent is not fulfilled on or before 31 December 2006 or such other date as the parties may agree in writing, the Share Purchase Agreement will lapse and cease to have effect, save and except for any accrued rights and liabilities of any party. Further announcement will be made if any of the conditions precedent has not been fulfilled by 31 December 2006.

SHAREHOLDING INTERESTS IN LAI FUNG

The following table illustrates the shareholding interests in Lai Fung before and immediately after Completion (assuming that there is no change in the issued share capital of Lai Fung from the date of this announcement up to Completion save for the issue of the Lai Fung Consideration Shares on Completion):

	Before Completion		Immediately after Completion	
	No. of Shares	*%*	*No. of Shares*	*%*
LSG and its concert parties*	2,650,688,037	45.13	3,215,688,037	49.95
Director	2,258,829	0.04	2,258,829	0.04
Public shareholders**	3,220,009,612	54.83	3,220,009,612	50.01
Total	5,872,956,478	100.00	6,437,956,478	100.00

Notes:

* *The Lai Fung Shares held by LSG include shares held by Silver Glory Securities Limited which is its wholly-owned subsidiary.*

** *This includes 115,156,000 Lai Fung Shares held by the estate of Mr. Lim Por Yen (deceased).*

Completion:

Completion will take place on the third Business Day following the day on which the last unfulfilled condition precedent is satisfied, which shall be no later than of 31 December 2006 or such other date as the parties may agree in writing.

INFORMATION ON ASSETOP

As at the date of this announcement, Assetop is an investment holding company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of the Seller, which in turn is a wholly-owned subsidiary of LSG.

Assetop, through Kingscord Investment, its wholly-owned subsidiary, holds interests in three companies incorporated in the PRC. One of these companies, Shanghai Hu Xin (in which Kingscord Investment holds a 95% equity interest), holds the Shanghai Property which is the principal asset of Assetop and its subsidiaries (excluding Guangzhou Yen Yee). Another company, Guangzhou Yen Yee (in which Kingscord Investment also holds a 95% equity interest), is principally engaged in property management. On 22 February 2006, Kingscord Investment entered into the Guangzhou Yen Yee Sale Agreement with Modern Group Limited, a wholly-owned subsidiary of LSG, whereby the entire interest of Kingscord

Investment in Guangzhou Yen Yee will be transferred to Modern Group Limited. Therefore, Guangzhou Yen Yee does not form part of the group to be acquired pursuant to the Share Purchase Agreement. No material gain or loss would be recorded in the consolidated accounts of Assetop Group as a result of the transfer of Guangzhou Yen Yee to Modern Group Limited pursuant to the Guangzhou Yen Yee Sale Agreement.

Completion of the Guangzhou Yen Yee Sale Agreement is conditional upon approval of the relevant PRC government authorities. As completion of the Guangzhou Yen Yee Sale Agreement may or may not take place before Completion, LSG has agreed to indemnify Lai Fung, the Purchaser, Assetop and its subsidiaries against all losses incurred by them as a result of the obligations performed by Kingscord Investment under the Guangzhou Yen Yee Sale Agreement and/or the action taken by Lai Fung or Kingscord Investment to give effect to the Guangzhou Yen Yee Sale Agreement. This indemnity is not capped. The directors of LSG consider that no material liabilities are expected to crystallise under this indemnity.

In addition, Kingscord Investment holds the entire equity interest in Kingscord Real Estate, a dormant PRC company which does not have any assets and which is undergoing a merger by absorption with Shanghai Hu Xin to merge into Shanghai Hu Xin as the surviving entity. Completion of the merger is conditional upon approval of the relevant PRC government authorities. LSG has agreed to indemnify Lai Fung and the Purchaser against all losses incurred by Lai Fung, the Purchaser, Assetop and its subsidiaries, as a result of the merger of Shanghai Hu Xin and Kingscord Real Estate not being completed or the Resettlement Costs not being tax deductible for Shanghai Hu Xin, up to a maximum amount of HK$102,000,000. The liability of LSG under this indemnity will terminate on the sixth anniversary of the date of Completion. The Resettlement Costs are properly incurred for the project and are properly recorded in the books of the PRC subsidiaries of Assetop. Based on the prevailing rules and regulations, such Resettlement Costs are tax deductible. The directors of LSG consider that no material liabilities are expected to crystallise under this indemnity.

The Shanghai Property is located at Zhabei District, Shanghai, the PRC with a site area of approximately 22,036 square metres and is currently vacant. It is currently intended that the Shanghai Property will be developed into a residential and commercial complex, and will be sold and/or held for rental depending on the prevailing market conditions. Currently, building plans for the development have been approved by the relevant government authorities and detailed construction plans are being finalised by the architect. It is currently expected that the construction works will commence in the second half of 2006 and will be completed after three years. The estimated total construction cost amounts to approximately RMB588 million (approximately HK$565 million). It is intended that a construction loan will be obtained by Lai Fung to finance the construction cost.

It is currently expected that, upon completion, the residential and commercial areas of the proposed development will have a total gross floor area of approximately 100,275 square metres (approximately 1,079,360 square feet). The proposed development will also comprise a two-storey basement with a total gross floor area of approximately 33,186 square metres (approximately 357,214 square feet) for commercial areas and carparks. As the building plans may be subject to possible amendment, it is possible that the exact allocation amongst the different uses may vary on completion of the development.

FINANCIAL EFFECT OF THE TRANSACTION

The audited consolidated net profits (both before and after taxation and extraordinary items and minority interest) of the Assetop Group for the financial year ended 31 July 2005 attributable to LSG's audited consolidated income statement was approximately HK$49 million. The audited consolidated net loss (both before and after taxation and extraordinary items and minority interest) of the Assetop Group for the financial year ended 31 July 2004 was approximately HK$0.1 million. Included in the profit of approximately HK$49 million for the financial year ended 31 July 2005, there was a reversal of impairment of property under development of approximately HK$51 million.

The audited consolidated total assets of the Assetop Group as at 31 July 2005 attributable to LSG's audited consolidated balance sheet was approximately HK$234 million. Included in the audited consolidated total assets of the Assetop Group as at 31 July 2005 was the audited carrying value of the Shanghai Property amounting to approximately HK$233 million. The audited consolidated net asset value of the Assetop Group as at 31 July 2005 after deducting the shareholder's loan was approximately HK$7 million. The amount of the shareholder's loan to Assetop as at 31 July 2005 was approximately HK$214 million.

Taking into account the consideration of HK$393,000,000, the audited consolidated net asset value of the Assetop Group as at 31 July 2005 after deducting the shareholder's loan of approximately HK$7 million, the amount of the shareholder's loan to Assetop as at 31 July 2005 of approximately HK$214 million and a release of exchange reserve of approximately of HK$9 million to the consolidated income statement of LSG, the estimated gain arising from the disposal by LSG of its 100% interest in the Assetop Group (before elimination of the unrealised gain due to the 45.13% equity interests in Lai Fung held by LSG) will be approximately HK$181 million. Since LSG owns 45.13% equity interest in Lai Fung before Completion, the gain on disposal of 100% interest in the Assetop Group would be eliminated by approximately HK$82 million (being 45.13% of HK$181 million) and would be reduced to HK$99 million. The actual gain to be recorded in LSG's consolidated income statement will need to be recalculated based on the actual consolidated net asset value of the Assetop Group attributable to LSG as at the date of Completion and is expected to be different from the amount disclosed above.

Upon Completion, Assetop, Kingscord Investment, Shanghai Hu Xin and Kingscord Real Estate will cease to be subsidiaries of LSG and their assets and liabilities will no longer be included in the LSG's consolidated balance sheet. LSG's interest in Lai Fung is, and will continue to be after Completion, equity accounted for in the consolidated financial statements of LSG.

Upon Completion, LSG will receive 565,000,000 new Lai Fung Shares issued by Lai Fung at a price of HK$0.40 per share. As a result, LSG's equity interest in Lai Fung would be increased from 45.13% to 49.95%. As the issue price of HK$0.40 per Lai Fung Consideration Share is lower than the net asset value per Lai Fung Share as at 31 July 2005, it is estimated that a negative goodwill of approximately HK$121 million would arise from the acquisition

of additional equity interest in Lai Fung which would be recognised as a gain in the consolidated income statement of LSG. Such amount will need to be recalculated based on the actual consolidated net asset value of Lai Fung as at the date of Completion and is expected to be different from the amount disclosed above.

As for Lai Fung, the audited consolidated net profits before taxation of Lai Fung for the years ended 31 July 2005 and 2004 was approximately HK$440 million and HK$17 million, respectively. The audited consolidated net profits after taxation and minority interest of Lai Fung for the years ended 31 July 2005 and 2004 was approximately HK$246 million and HK$36 million, respectively. The audited consolidated net assets of Lai Fung as at 31 July 2005 was approximately HK$4,182 million.

RATIONALE OF THE SHARE PURCHASE AGREEMENT

LSG is the holding company of the LSG Group which is currently principally engaged in investment holding, property investment, property development and the manufacture and sale of garments. LSG currently holds four investment properties all of which are located in Hong Kong having an aggregate carrying value of approximately HK$90 million as at 31 July 2005. Reference is made to the joint announcement made by LSG and CGL on 4 March 2006 regarding LSG's disposal of approximately 51.01% of its interest in CGL. Following completion of such disposal which is expected to be at or about the same time as Completion, LSG will only have an approximate interest of 3.92% in CGL. Accordingly, thereafter, the manufacture and sale of garments will no longer be a core business of LSG.

Lai Fung is the holding company of the Lai Fung Group which is principally engaged in property development for sale and investment for rental purposes. The Lai Fung Group currently has property projects in Shanghai, Guangzhou and Zhongshan.

The Share Purchase Agreement will bring commercial benefits to both LSG and Lai Fung. After Completion, there will be a clear delineation of businesses between the LSG Group and the Lai Fung Group. All of LSG's interests in the business of property development and investment in the PRC will be centralized under Lai Fung, in which LSG will have an increased shareholding interest of approximately 49.95% (immediately following Completion). The acquisition of the Shanghai Property will expand the land bank of Lai Fung and will further reinforce its operations in Shanghai. Overall, the transactions under the Share Purchase Agreement streamline the corporate structure, improve the operating efficiency, and reduce the operation and administration costs for both LSG and Lai Fung. It is currently intended that Lai Fung will fund the repayment of the Promissory Note by (i) possible future cash flows generated from the Shanghai Property; (ii) operating profits from other property development and property investment projects of the Lai Fung Group; and (iii) other potential debt or equity transactions.

It is not currently intended that there will be a change to the board of directors of Lai Fung immediately after Completion.

The Lai Fung Consideration Shares will be held by LSG as long term investment. Upon maturity of the Promissory Note (or if the Promissory Note is pre-paid by Lai Fung), the principal and interest thereon will be used by LSG as its general working capital.

The directors (including the independent non-executive directors) of LSG believe that the terms of the Share Purchase Agreement are fair and reasonable and in the interests of LSG and its shareholders as a whole. In particular, the directors of LSG consider that Lai Fung has long-term growth potential and therefore, the issue of the Lai Fung Consideration Shares provides a good opportunity for LSG to increase its equity interest in Lai Fung at the issue price of HK$0.40 which represents a discount of approximately 43.66% to the net asset value per Lai Fung Share as at 31 July 2005. As regards the Promissory Note, taking into account the interest-bearing element of the Promissory Note, the directors of LSG consider that the terms of the Promissory Note are fair and reasonable following arm's length negotiations between the parties.

The directors (including the independent non-executive directors) of Lai Fung believe that the terms of the Share Purchase Agreement are fair and reasonable and in the interests of Lai Fung and its shareholders as a whole. In particular, the issue of the Lai Fung Consideration Shares will serve to enlarge Lai Fung's equity capital base while the issue of the Promissory Note will limit the dilution which would otherwise have arisen had the entire consideration been satisfied by the issue of consideration shares. On the one hand, in view of the discount of approximately 43.66% to the net asset value per Lai Fung Share as at 31 July 2005, the directors of Lai Fung consider that the consideration should not be satisfied solely by an issue of consideration shares. Furthermore, the issue price of HK$0.40 per Lai Fung Consideration Share represents a premium to the current market price of a Lai Fung Share (for further details, please refer to the price comparables above). On the other, had the consideration been satisfied solely by the issue of a promissory note, the resulting weakening of Lai Fung's balance sheet taking in account the estimated construction cost of developing the Shanghai Property would not have been prudent. Accordingly, the directors of Lai Fung consider that a proper balance between debt and equity financing has been achieved in the Share Purchase Agreement.

TAKEOVERS CODE IMPLICATIONS

As the allotment and issue of Lai Fung Consideration Shares has the effect of increasing LSG's and its concert parties' holding of voting rights by more than 2% from the lowest percentage holding of them in the previous 12 months and therefore will exceed the 2% creeper threshold specified in rule 26.1(c) of the Takeovers Code, LSG will make an application to the SFC for the Whitewash Waiver from an obligation on the part of LSG to make a general offer under rule 26 of the Takeovers Code in respect of the Lai Fung Shares not owned by LSG and parties acting in concert with LSG following Completion. The Whitewash Waiver, if granted, will be subject to the approval of the independent Lai Fung Shareholders (by way of poll) to be sought at the EGM of Lai Fung. LSG and parties acting in concert with it will abstain from voting at the EGM of Lai Fung in respect of the Whitewash Waiver. LSG and parties acting in concert with it have not acquired or disposed of voting rights in Lai Fung in the 6 months prior to the date of this announcement.

RELEVANT REQUIREMENTS OF THE LISTING RULES

On the basis of the Consideration, the relevant percentage ratio calculated pursuant to Rule 14.07 of the Listing Rules exceeds 25% but is less than 75% for LSG. Accordingly, the Share Purchase Agreement constitutes a major transaction for LSG and is therefore subject to the

requirements of reporting, announcement and approval by the LSG Shareholders under the Listing Rules. As Lai Fung is not a connected person of LSG, the acquisition of the Lai Fung Consideration Shares by LSG from Lai Fung would not constitute a connected transaction of LSG under the Listing Rules.

On the basis of the Consideration, the relevant percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules for Lai Fung exceeds 5% but is less than 25%. LSG is interested in approximately 45.13% of the issued share capital of Lai Fung as at the date of this announcement and therefore is a connected person of Lai Fung for the purpose of the Listing Rules. Accordingly, the Share Purchase Agreement constitutes a discloseable and connected transaction of Lai Fung under the Listing Rules and therefore Lai Fung is subject to the requirements of reporting, announcement and approval by the independent Lai Fung Shareholders (by way of poll) at the EGM of Lai Fung under the Listing Rules.

LSG and its associates (as defined in the Listing Rules) will abstain from voting at the Lai Fung EGM on the relevant resolution(s) regarding the Share Purchase Agreement and the transactions contemplated thereunder including the proposed allotment and issue of the Lai Fung Consideration Shares.

An independent board committee of Lai Fung comprising of Mr. Wong Yee Sui, Andrew and Mr. Lam Bing Kwan will be established to advise the independent Lai Fung Shareholders as to whether or not the terms of the Share Purchase Agreement and the Whitewash Waiver are fair and reasonable and in the interests of Lai Fung and the independent Lai Fung Shareholders as a whole. As Mr. Wan Yee Hwa, Edward is also an independent director of LSG, Lai Fung considers that to avoid any potential conflict of interests, Mr. Wan should not be a member of the independent board committee of Lai Fung. Mr. Lam Kin Ko, Stewart is a cousin of Mr. Lam Kin Ngok, Peter and Mr. Lam Kin Ming who are directors of LSG, it is possible that Mr. Stewart Lam may be perceived to be lacking independence for the purpose of acting as a member of the independent board committee of Lai Fung. Lai Fung considers that Mr. Stewart Lam should also not be a member of the independent board committee of Lai Fung. An independent financial adviser will be appointed to advise the independent board committee of Lai Fung. An announcement will be made as soon as an independent financial adviser has been appointed.

Within 21 days after the date of publication of this announcement, LSG is required under the Listing Rules to dispatch a circular containing, inter alia, details of the Share Purchase Agreement and a notice convening the EGM, to the LSG Shareholders.

Similarly, within 21 days after the date of publication of this announcement, Lai Fung is required under the Listing Rules to dispatch a circular containing, inter alia, details of the Share Purchase Agreement, applicable information required under the Takeovers Code in respect of the Whitewash Waiver, a letter from the independent board committee of Lai Fung, a letter from the independent financial adviser and a notice convening the EGM, to the Lai Fung Shareholders.

CLARIFICATION ON UNUSUAL TRADING VOLUME MOVEMENTS

The board of directors of LSG and Lai Fung have noted the increase in the trading volume of the LSG Shares and the Lai Fung Shares, respectively, on 27 February 2006. The directors

of LSG wish to state that, save for the transactions disclosed in this announcement, the joint announcement made by LSG and CGL on 4 March 2006 in respect of its disposal of CGL and the joint announcement made by LSG and CGL on 4 March 2006 in respect of the joint development of a site in Kwun Tong, the directors are not aware of any reason for such increase in the trading volume of the LSG Shares. The directors of Lai Fung wish to state that, save for the transaction disclosed in this announcement, they are not aware of any reason for such increase in the trading volume of the Lai Fung Shares.

The board of directors of LSG and Lai Fung also confirm that, save as disclosed above, there are no negotiations or agreements relating to the intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, nor are they aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or might be of a price-sensitive nature.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the LSG Shares and the Lai Fung Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28 February 2006 at the request of LSG and Lai Fung, respectively, pending the publication of this announcement. Applications have been made by LSG and Lai Fung for the resumption of trading in the LSG Shares and the Lai Fung Shares on the Stock Exchange with effect from 9:30 a.m. on 6 March 2006.

As Completion is subject to the fulfillment of a number of conditions precedent, the transactions under the Share Purchase Agreement may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the LSG Shares and/or the Lai Fung Shares.

Definitions used in this announcement shall have the meanings set out as follows:

"Assetop"	Assetop Asia Limited, a company incorporated in the British Virgin Islands;
"Assetop Group"	Assetop, Kingscord Investment, Kingscord Real Estate and Shanghai Hu Xin;
"Business Day"	a day (other than a Saturday or Sunday) on which banks are generally open in Hong Kong for normal business;
"CGL"	Crocodile Garments Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"Completion"	completion of the sale and purchase of the Sale Share and the transfer and assignment of the Shareholder's Loan pursuant to the Share Purchase Agreement;
"Consideration"	the aggregate amount of the consideration payable by the Purchaser to the Seller for the purchase of the Sale Share and the transfer and assignment of the Shareholder's Loan under the Share Purchase Agreement, being HK$393,000,000;

"EGM"	an extraordinary general meeting of LSG or Lai Fung, as the case may be, to consider, and if thought fit, approve, inter alia, the Share Purchase Agreement and/or the Whitewash Waiver, as the case may be;
"Executive"	the executive director of the Corporate Finance Division of the SFC from time to time and any delegate of such executive director;
"Guangzhou Yen Yee"	Guangzhou Yen Yee Real Estate Management Ltd., a sino-foreign equity joint venture incorporated in the PRC;
"Guangzhou Yen Yee Sale Agreement"	a conditional sale agreement dated 22 February 2006 between Kingscord Investment and Modern Group Limited, an indirect wholly-owned subsidiary of LSG, in relation to the sale of the 95% equity interest in Guangzhou Yen Yee;
"HK$"	Hong Kong dollar(s);
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Kingscord Investment"	Kingscord Investment Limited, a company incorporated in Hong Kong;
"Kingscord Real Estate"	Kingscord Real Estate (Shanghai) Co., Ltd, a wholly-foreign owned enterprise incorporated in the PRC;
"Lai Fung"	Lai Fung Holdings Limited, a company incorporated in the Cayman Islands, the shares of which are listed on the Stock Exchange;
"Lai Fung Consideration Shares"	565,000,000 new Lai Fung Shares to be issued by Lai Fung to LSG (or its nominee) as part of the Consideration;
"Lai Fung Group"	Lai Fung and its subsidiaries;
"Lai Fung Shares"	shares of HK$0.10 each in the capital of Lai Fung;
"Lai Fung Shareholders"	holders of Lai Fung Shares;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"LSG"	Lai Sun Garment (International) Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"LSG Group"	LSG and its subsidiaries;
"LSG Shares"	shares of HK$0.01 each in the capital of LSG;

"LSG Shareholders"	holders of LSG Shares;
"PRC"	the People's Republic of China;
"Promissory Note"	the promissory note of an aggregate principal amount of HK$167,000,000 which will mature in four years after issue and to be issued by Lai Fung to the Seller on Completion;
"Purchaser"	Goldthorpe Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Lai Fung;
"Resettlement Costs"	the resettlement costs in the amount of approximately RMB124 million (approximately HK$119 million) recorded in the latest audited accounts of Kingscord Real Estate made as at 31 December 2004. Such resettlement costs are expenses incurred in connection with the relocation of the original inhabitants and the demolition of the building structures on the land of the Shanghai Property;
"Sale Share"	one ordinary share of US$1.00 in the issued share capital of Assetop, representing its entire issued share capital;
"Seller"	Rightop Asia Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of LSG;
"SFC"	*the Securities and Futures Commission*;
"Shanghai Hu Xin"	Shanghai Hu Xin Real Estate Development Co. Ltd., a sino-foreign equity/cooperative joint venture incorporated in the PRC;
"Shanghai Property"	a property under development situated at the junction of Da Tong Road and Zhi Jiang Xi Road, Su Jia Xiang, Shanghai;
"Share Purchase Agreement"	a conditional share purchase agreement entered into by the Seller, the Purchaser, LSG and Lai Fung in relation to the sale and purchase of the Sale Share and the transfer and assignment of the Shareholder's Loan dated 28 February 2006;
"Shareholder's Loan"	*the interest-free shareholder's loan provided by the Seller to* Assetop outstanding as at Completion, currently of a face value of HK$132,186,998;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	the Code on Takeovers and Mergers;
"US$"	United States dollar(s); and

"Whitewash Waiver"	the whitewash waiver application to be made by LSG to the SFC from an obligation to make a general offer under rule 26 of the Takeovers Code in respect of the Lai Fung Shares not owned by LSG and parties acting in concert with LSG following Completion.

By Order of the Board
Lai Sun Garment (International) Limited
Yeung Kam Hoi
Company Secretary

By Order of the Board
Lai Fung Holdings Limited
Yeung Kam Hoi
Company Secretary

Hong Kong, 4 March 2006

For the purpose of illustration, amounts in this announcement expressed in United States dollars have been translated into Hong Kong dollars at the rate of US$1.00 = HK$7.8 and amounts expressed in RMB have been translated into Hong Kong dollars at the rate of RMB1.04 = HK$1.00.

As at the date of this announcement: the executive directors of LSG are Mr. Lam Kin Ming, Mr. Lam Kin Ngok, Peter, Mr. Shiu Kai Wah, Mr. Lee Po On and Mr. Lam Kin Hong, Matthew, the non-executive directors are Madam U Po Chu, Mr. Chiu Wai, Madam Lai Yuen Fong and Miss Lam Wai Kei, Vicky (alternate to Madam Lai Yuen Fong), and the independent non-executive directors are Mr. Wan Yee Hwa, Edward, Mr. Leung Shu Yin, William and Mr. Chow Bing Chiu.

As at the date of this announcement: the executive directors of Lai Fung are Mr. Lam Kin Ngok, Peter, Mr. Lam Kin Ming, Mr. Lam Kin Hong, Matthew, Mr. Lam Hau Yin, Lester, Mr. Ho Wing Tim, Mr. Lee Po On, Madam U Po Chu, Mr. Lau Shu Yan, Julius and Mr. Tam Kin Man, Kraven; the non-executive director is Mr. Lam Kin Ko, Stewart, and the independent non-executive directors are Mr. Wong Yee Sui, Andrew, Mr. Lam Bing Kwan and Mr. Wan Yee Hwa, Edward.

The directors of LSG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, other than that relating to Lai Fung, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than that relating to Lai Fung, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of Lai Fung jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, other than that relating to LSG, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than that relating to LSG, have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

Please also refer to the published version of this announcement in The Standard.



For Immediate Release
12 March 2006

NEWS RELEASE

CapitaLand acquires 20% stake in Lai Fung Holdings, a Hong Kong-listed company

Transaction will increase CapitaLand's presence in China

Singapore, 12 March 2006 – CapitaLand has entered into a subscription agreement to subscribe for a 20% stake in Lai Fung Holdings, a Hong Kong-listed property development and investment company. CapitaLand will pay a consideration of HK$644 million (S$135 million) in cash for 1.61 billion new ordinary Lai Fung Holdings shares at an aggregate subscription price of HK$0.40 (S$0.08) per share. On completion of this transaction, CapitaLand will take an active and strategic role in Lai Fung Holdings' projects by way of equity joint venture or otherwise, and together they will work towards unlocking value in the existing property portfolio.

With this agreement, Lai Fung Holdings will become an associated company of CapitaLand. Lai Fung Holdings' core businesses include the investment and development of residential, office and commercial properties and serviced apartments in China. The company currently has approximately 1 million square metres of landbank, mainly in Shanghai and the Pearl River Delta. Among the projects the company has developed are Hong Kong Plaza in Shanghai and Eastern Place in Guangzhou.

The agreement is conditional upon, among other things, the completion of the Share Purchase Agreement dated 28 February 2006 as announced by Lai Fung Holdings having taken place.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "Our 20% stake in Lai Fung Holdings is a good way for us to scale up our presence in China. China has been a strong contributor to the earnings of the CapitaLand Group over the last few years, contributing 24% of total Group EBIT in 2005. As part of our multi-local strategy, our wholly-owned subsidiary CapitaLand China has been operating in China for more than 10 years, and it will continue to increase its scale of operations in China. With this agreement, we will leverage on each other's expertise and networks to bring real estate development to greater heights in China, as we both take a long-term view of China's growth prospects."

Mr Peter Lam, Chairman of Lai Fung Holdings, said: "We have worked well with CapitaLand on AIG Tower in Hong Kong, which is today a new landmark in the city's CBD enjoying full occupancy and healthy rentals. We are delighted to welcome CapitaLand as a substantial shareholder of Lai Fung Holdings, and are confident that the company will benefit from CapitaLand's experience and inputs. We look forward to further cooperation with CapitaLand."

About CapitaLand Group (www.capitaland.com.sg)
CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

About Lai Fung Holdings (http://www.laisun.com.hk/eng/laifung/corporate.php)
Lai Fung Holdings Limited ("Lai Fung") is a property development and investment company listed on The Stock Exchange of Hong Kong.

Lai Fung's core businesses include the investment and development of residential, office and commercial properties and serviced apartments in prime locations in major gateway cities in China. Placing its focus on high economic growth cities such as Shanghai and Guangzhou, Lai Fung has developed a number of major projects, including the prestigious Hong Kong Plaza in Shanghai and Eastern Place in Guangzhou.

With over ten years of extensive experience and in-depth knowledge in property development in China, Lai Fung is well poised to benefit from the growing demand for quality properties under the country's booming economy.

Issued by : **CapitaLand Limited** ***(Regn. No.: 198900036N)***
Date : **12 March 2006**

For more information, please contact:

Media Contact
Mok Lai Siong
Corporate Communications
DID : (65) 68233543
mok.laisiong@capitaland.com.sg

Analyst Contact
Cheong Kwok Mun
Investor Relations
DID : (65) 68233555
cheong.kwokmun@capitaland.com.sg


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARY, BLISSMORE PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its dormant indirect wholly-owned subsidiary, Blissmore Pte Ltd ("Blissmore"), had upon its application and as subsequently notified in the Government Gazette notification dated 3 March 2006, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 24 February 2006.

The above striking-off of Blissmore does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
14 March 2006



NEWS RELEASE

For Immediate Release
15 March 2006

Cirque du Soleil in exclusive tie up with MGM MIRAGE-CapitaLand for Marina Bay Integrated Resort

Resident world-class show will be major tourism draw for Singapore

Singapore, 15 March 2006 – Cirque du Soleil, the internationally-renowned Canadian-based entertainment company has signed an exclusive tie-up for the Marina Bay Integrated Resort, to create a world-class resident show which will draw locals and tourists from the region and further afield.

Under the arrangement, Cirque du Soleil will create and present a Permanent Resident show at the integrated resort, which will become an integral element of the resort's overall entertainment line-up. Singaporeans have previously embraced the magic of Cirque du Soleil's touring shows, purchasing more than 250,000 tickets to past performances visiting the city, such as Alegría, Quidam and Saltimbanco.

Mr Guy Laliberté, Founder and Chief Executive Officer of Cirque du Soleil, said: "Cirque du Soleil has long enjoyed a strong following in Asia. We are confident a resident show in Singapore will quickly prove itself a powerful tourist draw, even more so than our successful touring shows. This new production, created just for the Marina Bay resort, will be specially designed with the Asian traveler in mind. It will become a new, world-class landmark on the Singapore entertainment scene."

Mr Terry Lanni, MGM MIRAGE Chairman and CEO, said: "Cirque du Soleil's innovative entertainment plays a significant role in our company's reputation for presenting the best possible entertainment available at our Las Vegas resorts. Our two companies have accomplished some amazing things together and Cirque enthusiastically agreed to join us in our commitment to make Singapore Asia's new entertainment capital."

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "Last week, we announced our exclusive tie-up with Media Asia and Associates to bring Asia's top artiste's and performers to the Marina Bay Integrated Resort. Today's exclusive tie-up with Cirque du Soleil will significantly boost the international component of our 'East-to-West' entertainment menu. We have assembled an exceptional entertainment offering which will captivate not only Singaporeans, but also audiences from the region and beyond. We are confident that our total entertainment offering will strengthen the 'Uniquely Singapore' brand positioning."

From a group of twenty street performers at its beginnings in 1984, Cirque du Soleil is now a major Quebec-based organization providing high-quality artistic entertainment, with over 3,000 employees from over 40 different countries, including 900 artists.

Since its inception in 1984, Cirque du Soleil has brought wonder and delight to more than 50 million spectators over 100 cities on four continents. In 2006, Cirque du Soleil will present 13 shows simultaneously throughout the world. Cirque du Soleil has received such prestigious awards as the Emmy, Drama Desk, Bambi, ACE, Gémeaux, Félix, and Rose d'Or de Montreux. Cirque du Soleil's International Headquarters are in Montreal, Canada.

Currently, Cirque du Soleil has four permanent resident shows at MGM-MIRAGE resorts in Las Vegas: K.A, at MGM Grand Las Vegas; "O" at The Bellagio in Las Vegas; Zumanity, at New York-New York; and Mystère at Treasure Island. A fifth show, featuring a totally new concept based on the music of the Beatles, is scheduled to open this summer at the company's Mirage Resort in Las Vegas.

Cirque du Soleil and MGM MIRAGE share a philosophy that continuous reinvention and rejuvenation is a necessary part of a successful entertainment repertoire. "KA" opened last year at MGM Grand after a US$167 million theatre renovation which included the construction of the new show's revolutionary stage, which is actually two separate platforms able to move independent of one another, raising and lowering in height and even changing from horizontal to vertical performance platforms. Like KA's revolutionary predecessor "O" the MGM MIRAGE/Cirque du Soleil partnership again created a show that challenges the most fundamental element of live performance – the stage – to produce something never before seen by audiences anywhere.

About MGM MIRAGE

MGM MIRAGE, (NYSE: MGM), one of the world's leading and most respected hotel and gaming companies, owns and operates 23 properties located in Nevada, Mississippi and Michigan, and has investments in four other properties in Nevada, New Jersey, Illinois and the United Kingdom. MGM MIRAGE has also announced plans to develop Project CityCenter, a multi-billion dollar integrated urban development project in the heart of Las Vegas, and has a 50 percent interest in MGM Grand Macau, a hotel-casino resort currently under construction in Macau S.A.R. MGM MIRAGE supports responsible gaming and has implemented the American Gaming Association's Code of Conduct for Responsible Gaming at its properties. MGM MIRAGE also has been the recipient of numerous awards and recognitions for its industry-leading Diversity Initiative and its community philanthropy programs. For more information about MGM MIRAGE, please visit the company's website at www.mgmmirage.com.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia. Please visit www.capitaland.com for more details.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **15 March 2006**

For more information, please contact:

Media Contact

CapitaLand Limited

Julie Ong
Corporate Communications
CapitaLand Limited
DID: +65-68233541
julie.ong@capitaland.com.sg

MGM MIRAGE

Gordon Absher
Corporate Affairs
MGM MIRAGE
DID: +1-7028917006
gabsher@mgmmirage.com



CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF THE SALE OF ENTIRE EQUITY INTEREST IN THE REGISTERED CAPITAL OF SHANGHAI XIN MAO PROPERTY DEVELOPMENT CO., LTD.

Further to the announcements made on 24 January 2005 and 5 July 2005, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, MCH Holdings (Shanghai) Pte. Ltd, had on 16 March 2006 completed the sale of its entire equity interest in the registered capital of Shanghai Xin Mao Property Development Co., Ltd. ("Shanghai Xin Mao") to Digitdragon Inc. with a gain of approximately S$56 million (the "Divestment").

Based on the unaudited financial statements of CapitaLand for the financial year ended 31 December 2005:

(i) assuming that the Divestment was effected on 1 January 2005, CapitaLand's earnings per share is expected to increase from 28.3 cents to 30.4 cents for the year ended 31 December 2005; and

(ii) assuming that the Divestment was effected on 31 December 2005, the financial impact on CapitaLand's net tangible assets per share is not significant.

Following the completion of the Divestment, Shanghai Xin Mao has ceased to be an indirect subsidiary of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
17 March 2006

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Mar-2006 07:03:03
Announcement No.	00001

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Date of Trading Halt *	20-03-2006
Time of Trading Halt *	0900 hours
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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Mar-2006 07:50:18
Announcement No.	00004

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Announcement Title *	Proposed Sale and Purchase of Raffles City
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.annc.RafflesCity.20Mar06.pdf RHL.annc.19Mar06.pdf CCT.annc.19Mar06.pdf CMT.annc.19Mar06.pdf Total size = **443K** (2048K size limit recommended)

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CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PROPOSED SALE AND PURCHASE OF RAFFLES CITY

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect associated company, Tincel Properties (Private) Limited ("TPPL") had on 18 March 2006 entered into a conditional put and call option agreement (the "Put and Call Option Agreement") with the trustee of CapitaCommercial Trust ("CCT"), HSBC Institutional Trust Services (Singapore) Limited ("CCT Trustee") for the sale of the entire Raffles City comprising the office tower known as "Raffles City Tower", the podium block known as the "Raffles City Shopping Centre" and the two hotel towers for a property purchase price of S$2,085 million (the "Proposed Transaction").

Concurrently with the execution of the Put and Call Option Agreement, CCT Trustee has entered into a collaboration agreement with the trustee of CapitaMall Trust ("CMT"), HSBC Institutional Trust Services (Singapore) Limited to establish a joint ownership vehicle for the purpose of completing the Proposed Transaction. Under the terms of the joint ownership, CCT and CMT will respectively hold an interest of 60% and 40% in the joint ownership vehicle.

TPPL is a 45% associated company of Raffles Holdings Limited ("RHL"). CapitaLand (through its subsidiaries) currently has a deemed interest of approximately 58.86% of the issued share capital of RHL.

CapitaLand (through its subsidiaries) currently has a deemed interest of approximately 37.40% and 33.91% of the total number of units in issue of CCT and CMT, respectively.

On completion of the Proposed Transaction, CapitaLand is expected to recognise a gain of approximately S$79 million.

Based on the unaudited consolidated financial statements of CapitaLand for the financial year ended 31 December 2005:

(i) assuming that the Proposed Transaction was effected on 1 January 2005, CapitaLand's earnings per share would have increased from 28.3 cents to 31.2 cents for the year ended 31 December 2005; and

(ii) assuming that the Proposed Transaction was effected on 31 December 2005, the financial impact on CapitaLand's net tangible assets per share is not significant.

The Proposed Transaction is subject to the conditions precedent as set out in the announcements by RHL, CCT and CMT respectively. Copies of the said announcements are attached.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
20 March 2006

RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

PROPOSED SALE OF RAFFLES CITY BY TINCEL PROPERTIES (PRIVATE) LIMITED
PROPOSED CAPITAL DISTRIBUTION BY RAFFLES HOLDINGS LIMITED

1. INTRODUCTION

1.1 **Sale of Raffles City.** Raffles Holdings Limited (the "**Company**" or "**RHL**") wishes to announce that its 45 per cent. associated company, Tincel Properties (Private) Limited ("**TPPL**"), has on 18 March 2006 entered into a conditional put and call option agreement (the "**Option Agreement**") for the sale (the "**Sale**") of the entire "Raffles City" complex ("**Raffles City**"). The purchaser of Raffles City is HSBC Institutional Trust Services (Singapore) Limited (the "**Trustee**"), as trustee of CapitaCommercial Trust ("**CCT**"). CCT will pay **S$2,085 million** for Raffles City. Assuming the Sale was completed on 31 December 2005, the pro forma consolidated net tangible asset ("**NTA**") per share of the Raffles Holdings group of companies ("**RHL Group**") would increase from S$0.62 to **S$0.73**.

1.2 **RHL Shareholders' Approval.** While the approval of the shareholders of the Company (the "**Shareholders**") is not required for the Sale, the Board of Directors of the Company (the "**Board**") have nonetheless requested the Sale to be conditional upon such approval in order that Shareholders are able to directly participate in deciding on the Sale. CapitaLand Limited ("**CapitaLand**") will abstain from voting on the Sale.

1.3 **RHL Post-Completion.** Upon completion of the Sale, RHL Group's assets will consist substantially of cash from the proceeds of the Sale. As the Company does not intend to invest in or acquire any new businesses with the cash proceeds from the Sale, the Board proposes to make a distribution of all available cash to Shareholders (the "**Capital Distribution**"), the actual amount to be distributed being determined based on the NTA of the Company, and after making provisions for tax and other liabilities. The Capital Distribution is proposed to be effected by way of a capital reduction exercise (the "**Capital Reduction**") to be carried out by the Company. The Sale and Capital Distribution are expected to be completed in the third quarter of 2006.

2. RATIONALE FOR THE SALE AND USE OF THE PROCEEDS

Following the divestment of the hotel business in 2005, the remaining businesses of the RHL Group comprised principally its 45 per cent. interest in TPPL and the contract to manage Raffles City. TPPL owns the whole of Raffles City, which comprises the office tower known as "Raffles City Tower", the podium block known as the "Raffles City Shopping Centre" and the two hotel towers. The other 55 per cent. of TPPL is owned by Tincel Limited ("**Tincel**"), an unrelated company.

The Company remains committed in its exploration of options to further the objective of realising value for Shareholders. As previously announced, the Board has reviewed a number of possible options for the Company, including but not limited to:

(a) pursuing a new related business;

(b) maintaining the status quo and adopting a 100 per cent. dividend pay out policy; and

(c) unlocking value from its 45 per cent. interest in Raffles City.

On 10 February 2006, the Company announced that the Board is of the view that Shareholders' interests were best served by focusing on the third option.

Following extensive negotiations, TPPL has received a firm offer from CCT to acquire the whole of Raffles City for a property purchase price of S$2,085 million. This offer price compares favourably against an independent valuation of Raffles City dated 16 March 2006 (the "**Knight Frank Valuation**") by Knight Frank Pte. Ltd. ("**Knight Frank**"), jointly commissioned by TPPL, the Company and Tincel, which valued Raffles City at an assessed market value of S$2,081.8 million, subject to all existing and proposed tenancies and occupancy arrangements, assuming that the capital expenditure works under the A&A Works Contracts (as defined in paragraph 3.4) will be completed and deducting the costs to complete such capital expenditure works estimated at $41 million.

The Board believes that unlocking optimal value from Raffles City would only be achieved for Shareholders by divesting the whole of Raffles City together with Tincel, and not just a partial stake thereof. In collaboration with Tincel, the 55 per cent. shareholder of TPPL, the Company is willing to also sell its 45 per cent. interest, so that Raffles City will be sold by TPPL as a whole. The Sale would fulfill the third option by realising value from the Company's 45 per cent. stake in Raffles City.

TPPL will be distributing the net cash proceeds from the Sale to its shareholders, Tincel and the Company. The Company does not intend to use the proceeds it receives pursuant to the distribution by TPPL or its existing cash to invest in, or acquire, any new businesses. The Company therefore intends to return all available cash to Shareholders as soon as practicable after completion of the Sale, through the Capital Distribution. The actual amount to be returned to Shareholders will be determined based on the NTA of the Company and after making provisions for tax and other liabilities, and will be disclosed in a separate announcement by the Company in due course.

Following completion of the Sale and Capital Distribution, the Company would not have any material assets or business, and would have distributed all available cash to Shareholders, subject to provisions made for tax and other liabilities. As the Company does not intend to invest in or acquire any new businesses, the SGX-ST may suspend trading of the ordinary shares of the Company (the "**RHL Shares**") after the completion of the Sale, and may delist the RHL Shares from the Official List of the SGX-ST 12 months from the suspension date.

3. DETAILS OF THE SALE

3.1 **The Buyer.** CCT proposes to establish a joint ownership vehicle (the "**Buyer**") with CapitaMall Trust ("**CMT**") for the purposes of holding Raffles City for the benefit of CCT and CMT. CCT would hold 60 per cent. of the Buyer and CMT would hold the remaining 40 per cent..

3.2 **CCT and CMT.** CCT and CMT are both real estate investment trusts listed on the Main Board of the SGX-ST, with the objective of owning and investing in real estate and real estate related assets which are used, or pre-dominantly used for commercial purposes and retail purposes respectively. CCT is managed by CapitaCommercial Trust Management Limited ("**CCTML**") and CMT is managed by CapitaMall Trust Management Limited ("**CMTML**"). CCTML and CMTML are both indirect wholly-owned subsidiaries of CapitaLand. CapitaLand is a controlling unitholder of both CCT and CMT, holding approximately 37.4 per cent. and 33.9 per cent. respectively.

3.3 **Option Agreement.** Under the terms of the Option Agreement, the Trustee has granted TPPL a put option over Raffles City pursuant to which TPPL has the right to require the Trustee to purchase from it Raffles City (the "**Put Option**"), and TPPL has granted the Trustee a call option over Raffles City pursuant to which the Trustee has the right to require TPPL to sell Raffles City to the Trustee or the Buyer (the "**Call Option**"), as the case may be.

The Trustee may exercise the Call Option during the period commencing on either the date on which TPPL issues and serves notice on the Trustee that the TPPL Conditions (as defined below) have been satisfied, or if applicable waived, or on the date on which the Trustee issues and serves notice on TPPL that the Trustee Conditions (as defined below) have been satisfied, or if applicable waived, whichever is the later, and ending at 5.00 p.m. on the date falling five business days thereafter (the "**Call Option Period**"). TPPL may exercise the Put Option during the period commencing immediately after the expiry of the Call Option Period and ending at 5.00 p.m. five business days thereafter.

Notwithstanding the above, the Trustee cannot exercise the Call Option and TPPL cannot exercise the Put Option unless and until all the Conditions Precedent have been satisfied, or if applicable, waived.

3.4 **Consideration.** Under the terms of the sale and purchase agreement (the "**Sale and Purchase Agreement**") to be executed by TPPL and the Trustee or the Buyer on the exercise of the Call Option by the Trustee or the Buyer, or the Put Option by TPPL, the property purchase price payable for Raffles City is S$2,085 million ("**Property Purchase Price**"). The Trustee or the Buyer will pay an additional S$40 million ("**Additional Payments**") for certain property-related liabilities, and reimburse or assume the costs for certain capital expenditure incurred by TPPL, including but not limited to certain asset enhancement works relating to Raffles City, as at Completion up to an amount of S$41 million under certain works contracts ("**A&A Works Contracts**").

The Property Purchase Price, Additional Payments and any reimbursement to be paid in relation to the A&A Works Contracts will be paid in cash to TPPL upon completion of the Sale.

Completion of the Sale will take place on (a) the date falling 45 days after the date of the Sale and Purchase Agreement; or (b) 31 August 2006, whichever is later ("**Completion**").

The Property Purchase Price was arrived at following negotiations on a willing seller, willing buyer basis, and referenced against the Knight Frank Valuation.

3.5 **Conditions Precedent.** The Sale is subject to and conditional upon, *inter alia*:

(a) the passing of a resolution by Shareholders to approve the Sale;

(b) the Company not exercising its call option to acquire Tincel's 55 per cent. interest in TPPL pursuant to the terms of the shareholders' agreement dated 13 June 2001 entered into between the Company and Tincel;

(c) TPPL obtaining a ruling from the Inland Revenue Authority of Singapore ("**IRAS**") to the effect that there is no tax payable by TPPL on the gain arising from the sale of Raffles City (the "**IRAS Ruling**");

(d) the approval of the President of the Republic of Singapore and his successors in office (the "**Head Lessor**") of Raffles City for the Sale;

(collectively, the "**TPPL Conditions**");

(e) the passing of a resolution by the unitholders of CCT to approve the Sale; and

(f) the approval of the Head Lessor for (i) the mortgage and/or charge of Raffles City by the Trustee or the Buyer and (ii) the entry by the Trustee or the Buyer of the leases and/or licences in respect of Raffles City or any part(s) thereof,

(collectively, the "**Trustee Conditions**").

For the Buyer to acquire Raffles City, a resolution approving the Sale will be required to be passed by the unitholders of CMT. The Sale is not conditional upon the approval of the unitholders of CMT. Should the unitholders of CMT not pass such a resolution, the Buyer will not execute the Sale and Purchase Agreement to acquire Raffles City on Completion. Instead, subject to the satisfaction, or if applicable waiver, of the Conditions Precedent, the Trustee will execute the Sale and Purchase Agreement and proceed to acquire Raffles City on Completion.

3.6 **IRAS Ruling.** TPPL has applied to IRAS for a ruling to the effect that there is no tax payable by TPPL on the gain arising from the sale of Raffles City.

4. INFORMATION ON RAFFLES CITY

4.1 **Raffles City.** Raffles City comprises two hotels, namely Raffles The Plaza and Swissotel The Stamford, with 2032 guest rooms, Raffles City Shopping Centre with 27,731 square metres of retail space and Raffles City Tower with 34,828 square metres of office space.

4.2 **Asset Value.** As at 31 December 2005, the book value of RHL Group's 45 per cent. interest in TPPL was S$704.5 million. On a pro forma basis, assuming the Sale had taken place on 31 December 2005, RHL Group's 45 per cent. interest in TPPL would be S$924.3 million. This represents an excess over the book value of RHL Group's 45 per cent. interest in TPPL of S$219.8 million.

4.3 **Net Profit.** Assuming the Sale had taken place on 31 December 2005, RHL Group's share of gain arising from the Sale, including realisation of reserves and net of estimated transaction costs, is S$435.1 million.

5. FINANCIAL EFFECTS

5.1 **Assumptions.** The pro forma financial effects of the Sale presented below **are purely for illustration only** and are based on the audited consolidated financial statements of the RHL Group for the financial year ended 31 December 2005 ("**FY2005**") and the pro forma financial statements for TPPL for FY2005 for balance sheet purposes, net of estimated expenses, and do not reflect the actual future financial position of the RHL Group.

5.2 **NTA.** For illustrative purposes only and assuming that the Sale had been completed on 31 December 2005, the pro forma financial effects on the consolidated NTA of the RHL Group are as follows:

	Before the Sale	**After the Sale**
NTA (S$ million)	1,324.8	1,544.3
NTA per share (S$) [1]	0.62	0.73

Notes:

(1) Based on 2,120,394,504 RHL Shares in issue as at 31 December 2005.

5.3 **Earnings.** For illustrative purposes only and assuming that the Sale had been completed on 1 January 2005, the pro forma financial effects on the consolidated earnings of the continuing operations (i.e. excluding the hotel business) of RHL Group for FY2005 as announced in the full year audited financial statements and dividend announcement on 10 February 2006, are as follows:

	Before the Sale	**After the Sale**
Profit after Tax and Minority Interest (S$ million) [1]	34.8	465.5
Earnings per share (cents) [2]	1.7	22.2

Notes:

(1) Assumes the Sale was completed on 1 January 2005 and adjusted based on the FY2005 results for the continuing operations (i.e. excluding the hotel business), as announced on 10 February 2006.

(2) Based on 2,096,023,461 RHL Shares, being the weighted average number of RHL Shares in issue for the year ended 31 December 2005.

5.4 **Share Capital.** The Sale will not have any impact on the issued and paid-up share capital of the Company.

6. CAPITAL REDUCTION AND CAPITAL DISTRIBUTION

6.1 **Capital Reduction.** As the Company does not intend to invest in, or acquire, any new businesses following the Sale, the Company intends to distribute all available cash to Shareholders, the actual amount of capital to be distributed to Shareholders being subject to any provisions to be made for, *inter alia*, tax and any other liabilities of the Company. The Capital Distribution will be effected by way of the Capital Reduction. The Capital Reduction will be undertaken in accordance with Section 78G of the Companies Act, Chapter 50 of Singapore, pursuant to which the Company's issued and paid-up share capital will be reduced by the actual amount to be paid out to Shareholders.

The Company has granted options under the Raffles Holdings Share Options Plan which are exercisable into RHL Shares. The actual amount of capital to be distributed to Shareholders may therefore also be adjusted, based on the number of issued shares of the Company on a date to be determined by the Board.

There will be no change in the number of RHL Shares held by Shareholders as a result of the Capital Reduction.

6.2 **Approvals.** The implementation of the Capital Reduction and the Capital Distribution is conditional upon, *inter alia*, the following:

(a) the completion of the Sale;

(b) the passing of a special resolution by Shareholders approving the Capital Reduction and the Capital Distribution at an extraordinary general meeting ("**EGM**") of the Company to be convened;

(c) the approval and confirmation of the High Court of Singapore for the Capital Reduction and lodgement of a copy of the Order of Court sanctioning the Capital Reduction with the Accounting and Corporate Regulatory Authority in Singapore; and

(d) the approval of all other relevant regulatory authorities.

6.3 **Further Information.** The Company will make an announcement setting out the further details on the Capital Reduction and the Capital Distribution, including the actual amount to be distributed to Shareholders pursuant to the Capital Distribution in due course.

7. SHAREHOLDERS' APPROVAL

7.1 **Chapter 10.** The relative figures for the Sale computed on the bases set out in Rule 1006 of the SGX-ST Listing Manual are as follows:

Rule 1006	Bases	Sale (S$ million)	RHL Group (S$ million)	Relative Figures (%)
(a)	Net asset value of Raffles City attributable to the Company's 45 per cent. interest, compared with the RHL Group's net asset value	727.6	1,324.8	54.9
(b)	Net profit attributable to the Company's 45 per cent. interest of Raffles City[1] compared with the RHL Group's net profits[1]	44.5	42.2	105.4
(c)	45 per cent. of the cash proceeds received by TPPL[2] compared with the RHL Group's market capitalisation[3]	963.6	1,787.6	53.9

Notes:

(1) Based on net profit before income tax, minority interests and exceptional items. In respect of Raffles City, net profit refers to that of TPPL and for the RHL Group, net profit is based on continuing operations (i.e. excluding the hotel business) for FY2005.

(2) Assuming the Sale was completed on 31 December 2005.

(3) The RHL Group's market capitalisation is based upon 2,121,323,850 RHL Shares in issue as at 17 March 2006 multiplied by the weighted average price of the RHL Shares transacted on 17 March 2006.

7.2 **Interests of CapitaLand.** As at the date of this Announcement, CapitaLand holds an aggregate indirect interest in 335,220,055 units in CCT, representing approximately 37.4 per cent. of the units of CCT in issue, and an aggregate indirect interest in 468,151,258 units in CMT, representing approximately 33.9 per cent. of the units in CMT in issue. As of 6 March 2006, CapitaLand (through its subsidiaries) also has a deemed interest in 1,249,273,450 RHL Shares, representing approximately 58.9 per cent. of the issued share capital of the Company. CapitaLand is therefore a controlling shareholder of the Company and is deemed to be an interested person as defined in the SGX-ST Listing Manual. However an "entity at risk" as defined in the SGX-ST Listing Manual would only include an associated company of the Company provided that the RHL Group or the RHL Group and the interested person, has control over the associated company. Given that the Company only holds a 45 per cent. equity interest in TPPL,

the Sale therefore would not fall within the ambit of Chapter 9 as TPPL is not an associated company which the RHL Group or the RHL Group and CapitaLand, has control over.

As decisions at the TPPL board level and shareholder level are decided on the basis of a simple majority, Tincel, with its 55 per cent. interest in TPPL, would be able to procure approvals for the Sale at both the board and shareholder levels in TPPL. However, as CapitaLand, by virtue of its interests in the Company, CCT and CMT, is deemed to be interested in the Sale, the parties have agreed for the Sale to be conditional upon the approval of Shareholders, with CapitaLand abstaining from voting on the ordinary resolution relating to the Sale at the EGM.

7.3 **IFA.** The independent Directors (the "**Independent Directors**") of the Company, comprising Ms Jennie Chua Kheng Yeng, Mr Giam Chin Toon, Ms Chew Gek Khim, Mr Christopher Forbes, Dr Loo Choon Yong, Mr Aman Mehta and Mr Tan Ngiap Joo, will appoint an independent financial adviser (the "**IFA**") to advise the Independent Directors in relation to the Sale. The Independent Directors will obtain the opinion of the IFA before forming their views on the Sale, which will be set out in the Company's circular to Shareholders ("**Circular**"). The formal opinion of the IFA on the Sale will be included in the Circular.

7.4 **Capital Reduction, Capital Distribution.** The Capital Reduction and Capital Distribution are conditional upon (a) the completion of the Sale; and (b) the approval of Shareholders. Accordingly, approval will also be sought from Shareholders for the Capital Reduction and the Capital Distribution at the same EGM to be convened to approve the Sale.

8. FURTHER INFORMATION

8.1 **EGM.** The Circular will be despatched to Shareholders in due course. The Circular shall include, among other things, further information regarding the Sale, the Capital Reduction, the Capital Distribution, the advice of the IFA regarding the Sale, the recommendations of the Independent Directors regarding the Sale, the recommendations of the Directors regarding the Capital Reduction and the Capital Distribution and a notice of the EGM to be convened.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their RHL Shares which may be prejudicial to their interests until they or their advisers have considered the information and the recommendations to be set out in the Circular.

8.2 **Advisers.** DBS Bank Ltd and Allen & Gledhill have been appointed as the financial adviser and the legal adviser to the Company respectively in relation to the Sale, the Capital Reduction and the Capital Distribution.

8.3 **Directors' Service Contracts.** No person is proposed to be appointed as a director of the Company in connection with the Sale, the Capital Reduction and the Capital Distribution. Accordingly no service contract is proposed to be entered into between the Company and any such person.

8.4 **Interests of Directors and Substantial Shareholders.** Save as disclosed below, none of the Directors or substantial Shareholders of the Company has any interest, direct or indirect, in the Sale.

As at 6 March 2006, CapitaLand (through its subsidiaries) has a deemed interest in 1,249,273,450 RHL Shares, representing approximately 58.9 per cent. of the issued share capital of the Company. CapitaLand, by virtue of its interests in the Company, CCT and CMT, is deemed to be interested in the Sale.

CapitaLand will therefore abstain, and has undertaken to ensure that its associates (including its subsidiaries) will also abstain, from voting on the ordinary resolution relating to the Sale at the EGM. The following Directors, namely Mr Liew Mun Leong, Mr Tham Kui Seng and Mr Lui Chong Chee, being executives of CapitaLand and directors of various entities in the CapitaLand group, are deemed to have an interest in the Sale. Accordingly, the said Directors will abstain from making any recommendation on the Sale to Shareholders.

Temasek Holdings (Private) Limited ("**Temasek**") has a 44.9 per cent. interest in CapitaLand as of 27 February 2006, and is deemed to be interested in the RHL Shares held by CapitaLand through its subsidiaries. The Chairman of the Company, Mr Cheng Wai Keung, is a member of Temasek's Advisory Panel. Mr Cheng is therefore also deemed to have an interest in the Sale and will also abstain from making any recommendation on the Sale to Shareholders.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
Singapore, 19 March 2006


CapitaCommercial
Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

PROPOSED ACQUISITION OF RAFFLES CITY

1. INTRODUCTION

1.1 Agreement to Purchase Raffles City

The Board of Directors of CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("**CCT**" and the manager of CCT, the "**Manager**"), wishes to announce that, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**CCT Trustee**"), has on 18 March 2006 entered into a conditional put and call option agreement (the "**Put and Call Option Agreement**") with Tincel Properties (Private) Limited ("**TPPL**" or the "**Vendor**") to acquire Raffles City[1] as well as the plant and equipment located therein (together, the "**Property**" and the acquisition of the Property, the "**Acquisition**").

1.2 Joint Ownership with CapitaMall Trust

Concurrently with the execution of the Put and Call Option Agreement, CCT Trustee has entered into a collaboration agreement (the "**Collaboration Agreement**") with the trustee of CapitaMall Trust, HSBC Institutional Trust Services (Singapore) Limited ("**CMT Trustee**") wherein CCT has agreed to establish a joint ownership vehicle jointly with CMT for the purpose of completing the Acquisition and holding the Property upon completion. Under the terms of the joint ownership, CCT and CMT will respectively hold an interest of 60% and 40% respectively in the joint ownership vehicle. Further details on the joint ownership are set out in paragraph 2.4 below.

1.3 Information on the Property

Raffles City, one of Singapore's landmark buildings, is located on Lots 482M, 483W and 484V of Town Subdivision 11 and comprises:

(a) a 42-storey Raffles City Tower containing the office tower which has approximately 34,800 square metre of net lettable area ("**NLA**"), with an occupancy rate of close to 100% as at 28 February 2006. Major tenants include Economic Development Board, Phillip Securities Pte Ltd and Accenture Pte Ltd;

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[1] The sale of the property includes the subterranean lots at Lot 80002M of Town Subdivision 11 and (if alienation approval is issued) the subterranean lot at Lot 235N-Pt both of Town Subdivision 11, which are to be acquired for the purpose of developing an underground link between Raffles City and the proposed Circle Line Convention Centre station.

(b) a 7-storey podium which houses:

- the Raffles City Shopping Centre which comprises approximately 28,000 square metre of retail NLA spread over four levels, with an occupancy rate of close to 100% as at 28 February 2006. Major tenants include Robinson & Company (Singapore) Private Limited and Cold Storage Singapore (1983) Pte Ltd;
- the Raffles City Convention Centre which occupies over 6,500 square metre of meeting space, including three ballrooms and 15 primary meeting rooms; and
- three basement car parks of over 1,000 lots; and

(c) two hotels comprising a 28-storey twin tower Raffles The Plaza and a 73-storey Swissotel The Stamford. Together, the two hotels have a total of 2,032 rooms. The hotel towers are leased out on a 20 year lease term commencing from 1996 with an option to renew for a further term expiring on 31 December 2036.

1.4 Disclosure Requirements Under the Listing Manual and the Property Funds Guidelines

At the date of this Announcement, CapitaLand Limited ("**CapitaLand**") holds an aggregate indirect interest in 335,220,055 units in CCT ("**Units**"), comprising approximately 37.4% of the total number of Units in issue, and is therefore regarded as a "controlling unitholder" of CCT under both the Listing Manual (the "**Listing Manual**") of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") and the Property Funds Guidelines (the "**Property Funds Guidelines**") in the Code of Collective Investment Schemes issued by the Monetary Authority of Singapore.

As CapitaLand has, through Raffles Holdings Limited ("**RHL**"), an indirect interest[2] of 45% in TPPL, TPPL is therefore both an associate and an associated company of a controlling unitholder of CCT. For the purposes of Chapter 9 of the Listing Manual, TPPL (being an associate of a controlling unitholder of CCT) is an "interested person" of CCT. For the purposes of the guidelines relating to interested party transactions under the Property Funds Guidelines, TPPL (being an associated company of a controlling unitholder of CCT) is an "interested party" of CCT.

The Manager is making this announcement because the Acquisition would constitute an interested person transaction under Chapter 9 of the Listing Manual as well as an interested party transaction under the Property Funds Guidelines and a major transaction under Chapter 10 of the Listing Manual.

2. PRINCIPAL TERMS OF THE PROPOSED ACQUISITION

2.1 Total Purchase Consideration

The purchase price of S$2,085,000,000 for the Property (the "**Property Purchase Price**") was arrived at on a willing-buyer and willing-seller basis.

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[2] Including deemed interest.

In addition to the Property Purchase Price, the purchaser of the Property will also be required under the sale and purchase agreement (as defined below) to:

(a) reimburse TPPL for costs paid and assume the remaining costs for building capital expenditure as well as asset enhancement works relating to the Property, as at Completion up to an aggregate sum of S$41,000,000; and

(b) pay TPPL an additional sum not exceeding S$40,000,000 for certain property related liabilities,

(together with the Property Purchase Price, the "**Total Purchase Consideration**").

The Manager had commissioned an independent property valuer, CB Richard Ellis (Pte) Ltd and the CCT Trustee has commissioned an independent property valuer, Jones Lang LaSalle Property Consultants Pte Ltd, to value the Property. CB Richard Ellis (Pte) Ltd in its certificate dated 16 March 2006 stated that the open market value of the Property is S$2,166,000,000. Jones Lang LaSalle Property Consultants Pte Ltd in its certificate dated 16 March 2006 stated that the open market value of the Property is S$2,151,000,000.

2.2 Completion Date

The Property Purchase Price will be paid on completion of the sale and purchase of the Property ("**Completion**"), which is expected to take place around end August 2006.

2.3 Conditions Precedent

Under the Put and Call Option Agreement entered into between TPPL and the CCT Trustee, Completion is subject to and conditional upon the following:

2.3.1 the approval by the unitholders of CCT ("**Unitholders**") given at an extraordinary general meeting for the purchase of the Property as required under the Listing Manual and under the Property Funds Guidelines;

2.3.2 the obtaining of approval from the head lessor, the President of the Republic of Singapore, for the sale of the Property to the CCT Trustee or a third party (which must be a special purpose vehicle owned by CCT or jointly owned by CCT and CMT) nominated by the CCT Trustee in accordance with the terms of the Put and Call Option Agreement;

2.3.3 the obtaining of approval from the head lessor, the President of the Republic of Singapore, for (i) the mortgage and/or charge of Lots 482M, 483W and 484V all of Town Subdivision 11 by the purchaser, and (ii) the entry by the purchaser of leases and/or licences in respect of Lots 482M, 483W and 484V all of Town Subdivision 11 or any part(s) thereof;

2.3.4 the approval of the shareholders of RHL at an extraordinary general meeting in relation to the disposal of Lots 482M, 483W and 484V all of Town Subdivision 11;

2.3.5 RHL not exercising its call option pursuant to the Shareholders Agreement dated 13 June 2001 made between RHL and Tincel Limited, by the call option expiry date therein; and

2.3.6 TPPL obtaining a ruling from the Inland Revenue of Singapore that there is no tax payable by TPPL on the gains arising from the sale of Lots 482M, 483W and 484V all of Town Subdivision 11.

In the event CMT fails to obtain the approval of its unitholders for the purchase of the Property, CCT will acquire the Property on its own or through a special purpose vehicle beneficially owned by CCT if the approval of its unitholders as set out in paragraph 2.3.1 above is obtained.

2.4 CCT and CMT Collaboration Agreement

CCT and CMT have on 18 March 2006 entered into the Collaboration Agreement to purchase the Property through a joint ownership vehicle. The principal terms of the Collaboration Agreement include, *inter alia* the following:

2.4.1 CCT and CMT shall work exclusively in cooperation with each other for the purpose of procuring the establishment of the joint ownership vehicle for the purpose of (i) completing the purchase of the Property in accordance with the terms of the Put and Call Option Agreement and the sale and purchase agreement to be entered into between the joint ownership vehicle and the Vendor (the "**Sale and Purchase Agreement**") and (ii) holding the Property upon completion of the purchase;

2.4.2 CCT and CMT covenant with each other that they shall promptly and expeditiously take all steps within their influence and control as are necessary to effect Completion of the Acquisition in accordance with the terms of the Put and Call Option Agreement and the Sale and Purchase Agreement;

2.4.3 the costs of procuring that the joint ownership vehicle purchases the Property from the Vendor shall be borne by CCT and CMT in proportion to their respective interests in the joint ownership vehicle;

2.4.4 CCT and CMT agree that the constitution of the joint ownership vehicle shall include certain terms and veto rights to protect each of them and their unitholders in compliance with the Property Funds Guidelines issued by the Monetary Authority of Singapore; and

2.4.5 the management of the joint ownership vehicle shall be carried out by a management committee comprising representatives appointed by CCT and CMT in proportion to their interest in the joint ownership vehicle. The chairman of the management committee shall be appointed by CCT with the consent of CMT (such consent not to be unreasonably withheld or delayed).

Further details of the Collaboration Agreement will be set out in a Circular (the "**Circular**") to be issued in due course, together with a notice of extraordinary general meeting of Unitholders which the CMT Trustee will convene for the purposes of obtaining the approval of Unitholders for, *inter alia*, the proposed Acquisition.

3. RATIONALE FOR THE ACQUISITION

The Manager believes that the Acquisition will bring the following benefits to Unitholders:

3.1 Yield Accretion

The Manager believes that Unitholders can expect to enjoy a higher distribution per Unit due to the yield-accretive nature of the Acquisition. This expected increase in distribution per Unit will result from, *inter alia*, the acquisition of the Property at an attractive price relative to the cash flows that it generates.

3.2 The Acquisition Fits the Manager's Investment Strategy

With its strategic location next to the City Hall MRT station, a large and diversified tenant base and close to 100% occupancy rate, the Property enjoys a stable and sustainable income stream and is expected to complement and enhance CCT's current property portfolio. As such, the Acquisition is consistent with the Manager's investment strategy.

3.3 Income Diversification

The Acquisition is expected to benefit Unitholders by improving income diversification and reducing the reliance of CCT's income stream on any single property.

3.4 Enhanced Tenant Base

The Acquisition is expected to further enhance the tenancy profile of CCT's tenant base as a result of the addition of three anchor tenants, Economic Development Board, Phillip Securities Pte Ltd and Accenture Pte Ltd to CCT's core of blue chip tenants which currently includes government agencies, foreign financial institutions and multi-national corporations such as Government of Singapore Investment Corporation Private Limited, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank, JPMorgan Chase Bank, N.A., Cisco Systems (USA) Pte. Ltd., StarHub Ltd., the CapitaLand Group, Mizuho Corporate Bank, Ltd, Nomura Singapore Limited and BHP Billiton Marketing Asia Pte Ltd.

3.5 Sectoral Diversification

The purchase of the Property will allow CCT to diversify its portfolio of properties to gain exposure into the retail and hotel sectors. The participation in these new sectors allow CCT to capitalise on the buoyant retail market and the strong demand for hotel rooms due to increased tourist arrival.

3.6 Opportunities to Enhance the Property

The Manager believes that by leveraging on its pro-active asset and lease management capabilities, there will be further opportunities to improve the tenancy mix at the Property, thereby increasing its gross revenue and net property income.

3.7 Greater Trading Liquidity and Flexibility

The enlarged asset base resulting from the Acquisition is expected to increase the trading liquidity of the Units and as a result create more flexibility for future acquisitions.

3.8 Economies of Scale

The Acquisition will enlarge the portfolio of properties owned by CCT and Unitholders are expected to benefit in the long term from the economies of scale which the Manager and the CCT's property manager will enjoy in their dealings with suppliers, as well as the resulting ability of the Manager and CCT's property manager to generate cost synergies.

3.9 Collaboration with CMT

The collaboration between CCT and CMT to jointly purchase the Property will allow CCT to tap on the experience of CMT in managing the retail portion of the Property. Together, CCT and CMT can combine their experience to manage the Property and maximise its full value so as to generate long-term returns to the unitholders.

4. METHOD OF FINANCING AND FINANCIAL EFFECTS OF ACQUISITION

The Manager is currently reviewing various plans for financing the Property, including any equity fund raising as well as the terms of additional borrowings proposed to be incurred. The Manager is working on plans for fund raising and these will be set out in the Circular. The Circular will also contain relevant information relating to the financial effects of the proposed Acquisition, such as its impact on the net asset value per Unit, the earnings per Unit and CCT's net gearing as these matters can only be determined after the financing details have been finalised.

5. AUDIT COMMITTEE STATEMENT

The audit committee of the Manager (which comprises a majority of independent directors of the Manager) (the "**Audit Committee**") is in the process of selecting and appointing an independent financial adviser (the "**Independent Financial Adviser**") to provide an opinion on whether the proposed Acquisition is on normal commercial terms and is not prejudicial to the interests of CCT and its minority Unitholders. The Audit Committee will form its own view after reviewing the opinion of the Independent Financial Adviser, which will bedisclosed in the Circular.

6. OTHER INTERESTED PERSON TRANSACTIONS

As at 17 March 2006 (the latest practicable date prior to the date of this Announcement, the "**Latest Practicable Date**"), there is no interested person transactions between CCT and CapitaLand and/or the associates of CapitaLand for the current financial year.

7. INTERESTS OF DIRECTORS AND SUBSTANTIAL UNITHOLDERS

As at the Latest Practicable Date, certain directors of CapitaLand collectively hold an aggregate direct and indirect interest in 453,850 Units and certain directors of the Manager (including those of the aforementioned directors of CapitaLand who are also directors of the Manager) collectively hold an aggregate direct and indirect interest in 300,000 Units. Mr Liew Mun Leong is President and Chief Executive Officer of CapitaLand and is the Deputy Chairman and Non-Executive Director of the Manager.

Through E-Pavilion Pte. Ltd. and SBR Private Limited, CapitaLand has an indirect interest in 335,220,055 Units (comprising approximately 37.4% of the existing Units) as at the Latest Practicable Date.

Save as disclosed above and based on information available to the Manager as at the Latest Practicable Date, none of the directors of the Manager or the Substantial Unitholders[3] have an interest, direct or indirect, in the proposed Acquisition.

8. OTHER INFORMATION

8.1 Director's Service Contracts

No person is proposed to be appointed as a director of the Manager in connection with the proposed Acquisition, the Put and Call Option Agreement or any other transaction contemplated in relation to the proposed Acquisition.

8.2 Disclosure Under Rule 1010(13) of the Listing Manual

8.2.1 Chapter 10 of the Listing Manual classifies transactions by CCT into (i) non-discloseable transactions, (ii) discloseable transactions, (iii) major transactions and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, *inter alia*, the following bases:

(i) the net profits attributable to the assets acquired or disposed of, compared with CCT's net profits[4];

(ii) the aggregate value of the consideration given, compared with CCT's market capitalisation; and

(iii) the number of Units issued by CCT as consideration for the acquisition of the Property, compared with the number of Units previously in issue.

8.2.2 Based on TPPL's and CCT's audited financial statements for the financial year ended 31 December 2005, the relative figure for the basis of comparison set out in sub-paragraph 8.2.1(i) is 97.6% (if CCT acquires a 60% interest in the Property through the joint ownership vehicle).

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[3] A person with an interest in one or more Units constituting not less than 5.0% of all outstanding Units.

[4] It is noted that in computing this ratio, the net profits attributable to the asset being acquired is derived from the earnings from the Property before interest costs, income tax, depreciation and amortisation, while CCT's net profit is represented by the net income of CCT after interest costs and trust expenses.

8.2.3 Based on the aggregate acquisition price of S$2,166,000,000 (being the aggregate maximum sum referred to in paragraph 3 above) and CCT's market capitalisation as at 17 March 2006, the relative figure for the basis of comparison set out in sub-paragraph 8.2.1(ii) is 75.1% (if CCT acquires a 60% interest in the Property through the joint ownership vehicle).

8.2.4 The relative figure of the number of Units issued by CCT as consideration for an acquisition compared with the number of Units previously in issue does not apply for the proposed Acquisition.

8.3 Documents for Inspection

Copies of the following documents are available for inspection during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of three months commencing from the date of this Announcement:

8.3.1 the Put and Call Option Agreement;

8.3.2 the Collaboration Agreement;

8.3.3 CB Richard Ellis (Pte) Ltd valuation certificate on the Property dated 16 March 2006; and

8.3.4 Jones Lang LaSalle Property Consultants Pte Ltd valuation certificate on the Property dated 16 March 2006.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
19 March 2006

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT. This announcement contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.



(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

PROPOSED ACQUISITION OF RAFFLES CITY

1. INTRODUCTION

1.1 Joint Ownership of Raffles City with CapitaCommercial Trust

The Board of Directors of CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("**CMT**" and the manager of CMT, the "**Manager**"), wishes to announce that, CMT's trustee, HSBC Institutional Services (Singapore) Limited (the "**CMT Trustee**") has entered into a collaboration agreement ("**Collaboration Agreement**") with the trustee of CapitaCommercial Trust, HSBC Institutional Trust Services (Singapore) Limited ("**CCT**" and the trustee of CCT, the "**CCT Trustee**") to jointly acquire and hold Raffles City[1] as well as the plant and equipment located therein (together, the "**Property**" and the acquisition of the Property, the "**Acquisition**").

Under the terms of the Collaboration Agreement, CMT and CCT agree to establish a joint ownership vehicle for the purpose of completing the Acquisition and holding the Property upon completion. CMT and CCT will respectively hold an interest of 40% and 60% in the joint ownership vehicle. Further details on the joint ownership are set out in paragraph 2.4 below.

1.2 Agreement to Purchase Raffles City

The CCT Trustee has on 18 March 2006 entered into a conditional put and call option agreement (the "**Put and Call Option Agreement**") with Tincel Properties (Private) Limited ("**TPPL**" or the "**Vendor**") in connection with the Acquisition. Under the terms of the Put and Call Option Agreement and the Collaboration Agreement, it is contemplated that the joint ownership vehicle owned 40:60 by CMT and CCT respectively will complete the Acquisition.

1.3 Information on the Property

Raffles City, one of Singapore's landmark buildings, is located on Lots 482M, 483W and 484V of Town Subdivision 11 and comprises:

[1] The sale of the property includes the subterranean lots at Lot 80002M of Town Subdivision 11 and (if alienation approval is issued) the subterranean lot at Lot 235N-Pt both of Town Subdivision 11, which are to be acquired for the purpose of developing an underground link between Raffles City and the proposed Circle Line Convention Centre station.

(a) a 42-storey Raffles City Tower containing the office tower which has approximately 34,800 square metre of net lettable area ("**NLA**"), with an occupancy rate of close to 100% as at 28 February 2006. Major tenants include Economic Development Board, Phillip Securities Pte Ltd and Accenture Pte Ltd;

(b) a 7-storey podium which houses:

- the Raffles City Shopping Centre which comprises approximately 28,000 square metre of retail NLA spread over four levels, with an occupancy rate of close to 100% as at 28 February 2006. Major tenants include Robinson & Company (Singapore) Private Limited and Cold Storage Singapore (1983) Pte Ltd;
- the Raffles City Convention Centre which occupies over 6,500 square metre of meeting space, including three ballrooms and 15 primary meeting rooms; and
- three basement car parks of over 1,000 lots; and

(c) two hotels comprising a 28-storey twin tower Raffles The Plaza and a 73-storey Swissotel The Stamford. Together, the two hotels have a total of 2,032 rooms. The hotel towers are leased out on a 20 year lease term commencing from 1996 with an option to renew for a further term expiring on 31 December 2036.

1.4 Disclosure Requirements Under the Listing Manual and the Property Funds Guidelines

At the date of this Announcement, CapitaLand Limited ("**CapitaLand**") holds an aggregate indirect interest in 468,151,258 units in CMT ("**Units**"), comprising approximately 33.91% of the total number of Units in issue, and is therefore regarded as a "controlling unitholder" of CMT under both the Listing Manual (the "**Listing Manual**") of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") and the Property Funds Guidelines (the "**Property Funds Guidelines**") in the Code of Collective Investment Schemes issued by the Monetary Authority of Singapore.

As CapitaLand has, through Raffles Holdings Limited ("**RHL**"), an indirect interest[2] of 45% in TPPL, TPPL is therefore both an associate and an associated company of a controlling unitholder of CMT. For the purposes of Chapter 9 of the Listing Manual, TPPL (being an associate of a controlling unitholder of CMT) is an "interested person" of CMT. For the purposes of the guidelines relating to interested party transactions under the Property Funds Guidelines, TPPL (being an associated company of a controlling unitholder of CMT) is an "interested party" of CMT.

The Manager is making this announcement because the Acquisition would constitute an interested person transaction under Chapter 9 of the Listing Manual as well as an interested party transaction under the Property Funds Guidelines and a major transaction under Chapter 10 of the Listing Manual.

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[2] Including deemed interest.

2. PRINCIPAL TERMS OF THE PROPOSED ACQUISITION

2.1 Total Purchase Consideration

The purchase price of S$2,085,000,000 for the Property (the "**Property Purchase Price**") was arrived at on a willing-buyer and willing-seller basis.

In addition to the Property Purchase Price, the purchaser of the Property will also be required under the Sale and Purchase Agreement (as defined below) to:

(a) reimburse TPPL for costs paid and assume the remaining costs for building capital expenditure as well as asset enhancement works relating to the Property, as at Completion up to an aggregate sum of S$41,000,000; and

(b) pay TPPL an additional sum not exceeding S$40,000,000 for certain property related liabilities,

(together with the Property Purchase Price, the "**Total Purchase Consideration**").

The Manager had commissioned an independent property valuer, CB Richard Ellis (Pte) Ltd and the CMT Trustee has commissioned an independent property valuer, Jones Lang LaSalle Property Consultants Pte Ltd, to value the Property. CB Richard Ellis (Pte) Ltd in its certificate dated 16 March 2006 stated that the open market value of the Property is S$2,166,000,000. Jones Lang LaSalle Property Consultants Pte Ltd in its certificate dated 16 March 2006 stated that the open market value of the Property is S$2,151,000,000.

2.2 Completion Date

The Property Purchase Price will be paid on completion of the sale and purchase of the Property ("**Completion**"), which is expected to take place around end August 2006.

2.3 Conditions Precedent

Under the Put and Call Option Agreement entered into between TPPL and the CCT Trustee, Completion is subject to and conditional upon the following:

2.3.1 the approval by the unitholders of CCT given at an extraordinary general meeting for the purchase of the Property as required under the Listing Manual and under the Property Funds Guidelines;

2.3.2 the obtaining of approval from the head lessor, the President of the Republic of Singapore, for the sale of the Property to the CCT Trustee or a third party (which must be a special purpose vehicle owned by CCT or jointly owned by CCT and CMT) nominated by the CCT Trustee in accordance with the terms of the Put and Call Option Agreement;

2.3.3 the obtaining of approval from the head lessor, the President of the Republic of Singapore, for (i) the mortgage and/or charge of Lots 482M, 483W and 484V all of Town Subdivision 11 by the purchaser, and (ii) the entry by the purchaser of leases and/or licences in respect of Lots 482M, 483W and 484V all of Town Subdivision 11 or any part(s) thereof;

2.3.4 the approval of the shareholders of RHL at an extraordinary general meeting in relation to the disposal of Lots 482M, 483W and 484V all of Town Subdivision 11;

2.3.5 RHL not exercising its call option pursuant to the Shareholders Agreement dated 13 June 2001 made between RHL and Tincel Limited, by the call option expiry date therein; and

2.3.6 TPPL obtaining a ruling from the Inland Revenue of Singapore that there is no tax payable by TPPL on the gains arising from the sale of Lots 482M, 483W and 484V all of Town Subdivision 11.

In the event CMT fails to obtain the approval of its unitholders ("**Unitholders**") for the purchase of the Property, CCT will acquire the Property on its own or through a special purpose vehicle beneficially owned by CCT if the approval of its unitholders as set out in paragraph 2.3.1 above is obtained.

2.4 CMT and CCT Collaboration Agreement

The CMT Trustee and the CCT Trustee have on 18 March 2006 entered into the Collaboration Agreement to purchase the Property through a joint ownership vehicle. The principal terms of the Collaboration Agreement include, *inter alia* the following:

2.4.1 CMT and CCT shall work exclusively in cooperation with each other for the purpose of procuring the establishment of the joint ownership vehicle for the purpose of (i) completing the purchase of the Property in accordance with the terms of the Put and Call Option Agreement and the sale and purchase agreement to be entered into between the joint ownership vehicle and the Vendor (the "**Sale and Purchase Agreement**") and (ii) holding the Property upon completion of the purchase;

2.4.2 CMT and CCT covenant with each other that they shall promptly and expeditiously take all steps within their influence and control as are necessary to effect Completion of the Acquisition in accordance with the terms of the Put and Call Option Agreement and the Sale and Purchase Agreement;

2.4.3 the costs of procuring that the joint ownership vehicle purchases the Property from the Vendor shall be borne by CMT and CCT in proportion to their respective interests in the joint ownership vehicle;

2.4.4 CMT and CCT agree that the constitution of the joint ownership vehicle shall include certain terms and veto rights to protect each of them and their unitholders in compliance with the Property Funds Guidelines issued by the Monetary Authority of Singapore; and

2.4.5 the management of the joint ownership vehicle shall be carried out by a management committee comprising representatives appointed by CMT and CCT in proportion to their interest in the joint ownership vehicle. The chairman of the management committee shall be appointed by CCT with the consent of CMT (such consent not to be unreasonably withheld or delayed).

Further details of the Collaboration Agreement will be set out in a Circular ("**Circular**") to be issued in due course, together with a notice of extraordinary general meeting of Unitholders which the CMT Trustee will convene for the purposes of obtaining the approval of Unitholders for, *inter alia*, the proposed Acquisition.

3. RATIONALE FOR THE ACQUISITION

The Manager believes that the Acquisition will bring the following benefits to Unitholders:

3.1 Yield Accretion

The Manager believes that Unitholders can expect to enjoy a higher distribution per Unit due to the yield-accretive nature of the Acquisition. This expected increase in distribution per Unit will result from, *inter alia*, the acquisition of the Property at an attractive price relative to the cash flows that it generates.

3.2 The Acquisition Fits the Manager's Investment Strategy

With its strategic location next to the City Hall MRT station, its large and diversified tenant base as well as its close to 100% occupancy rate, the Property enjoys a stable and sustainable income stream and is expected to complement and enhance CMT's current property portfolio. As such, the Acquisition is consistent with the Manager's investment strategy.

3.3 Income Diversification

The Acquisition is expected to benefit Unitholders by improving income diversification and reducing the reliance of CMT's income stream on any single property.

3.4 Further Geographical Diversification

The purchase of the Property will allow CMT to diversify its portfolio of properties geographically such that it can cater to different tenancy demands in different parts of Singapore. With the addition of the Property to CMT's portfolio, CMT will be able to increase its participation in the retail markets comprising the residential areas in Singapore's central region (including Orchard Road, River Valley and Bukit Timah), visitors to the Orchard Road shopping belt and workers in the Central Business District, and profit from tenancy demand in these markets.

3.5 Opportunities to Enhance the Property

The Manager believes that by leveraging on its pro-active asset and lease management capabilities, there will be further opportunities to improve the tenancy mix at the Property, thereby increasing its gross revenue and net property income.

3.6 Greater Trading Liquidity and Flexibility

The enlarged asset base resulting from the Acquisitions is expected to increase the trading liquidity of the Units and as a result create more flexibility for future acquisitions.

3.7 Economies of Scale

The Acquisition will enlarge the portfolio of properties owned by CMT and Unitholders are expected to benefit in the long term from the economies of scale which the Manager and the CMT's property manager will enjoy in their dealings with suppliers, as well as the resulting ability of the Manager and CMT's property manager to generate cost synergies.

3.8 Collaboration with CCT

The collaboration between CMT and CCT to jointly purchase the Property will allow CMT to tap on the experience of CCT in managing the office portion of the Property. Together, CMT and CCT can combine their experience to manage the Property and maximise its full value so as to generate long-term returns to the unitholders.

4. METHOD OF FINANCING AND FINANCIAL EFFECTS OF ACQUISITION

The Manager is currently reviewing various plans for financing the Property, including any equity fund raising as well as the terms of additional borrowings proposed to be incurred. The Manager is working on plans for fund raising and these will be set out in the Circular. The Circular will also contain relevant information relating to the financial effects of the proposed Acquisition, such as its impact on the net asset value per Unit, the earnings per Unit and CMT's net gearing as these matters can only be determined after the financing details have been finalised.

5. AUDIT COMMITTEE STATEMENT

The audit committee of the Manager (which comprises a majority of independent directors of the Manager) (the "**Audit Committee**") is in the process of selecting and appointing an independent financial adviser (the "**Independent Financial Adviser**") to provide an opinion on whether the proposed Acquisition is on normal commercial terms and is not prejudicial to the interests of CMT and its minority Unitholders. The Audit Committee will form its own view after reviewing the opinion of the Independent Financial Adviser, which will be disclosed in the Circular.

6. OTHER INTERESTED PERSON TRANSACTIONS

As at 17 March 2006 (the latest practicable date prior to the date of this Announcement, the "**Latest Practicable Date**"), the value of all interested person transactions between CMT and CapitaLand and/or the associates of CapitaLand for the current financial year was approximately S$1.7 million. These transactions comprise all of CMT's interested person transactions during the current financial year (till the Latest Practicable Date).

7. INTERESTS OF DIRECTORS AND SUBSTANTIAL UNITHOLDERS

As at the Latest Practicable Date, certain directors of CapitaLand collectively hold an aggregate direct and indirect interest in 1,147,900 Units and certain directors of the Manager (including those of the aforementioned directors of CapitaLand who are also directors of the Manager) collectively hold an aggregate direct and indirect interest in 1,629,000 Units. Mr Hsuan Owyang is the Deputy Chairman of CapitaLand and is Chairman and Non-Executive Director of the Manager. Mr Liew Mun Leong is President and Chief Executive Officer of CapitaLand and is the Deputy Chairman and Non-Executive Director of the Manager.

Through Albert Complex Pte Ltd, Pyramex Investments Pte Ltd, Premier Healthcare Services International Pte Ltd and the Manager, CapitaLand has an indirect interest in 468,151,258 Units (comprising approximately 33.91% of the existing Units) as at the Latest Practicable Date. The Manager itself holds 3,969,705 Units.

Save as disclosed above and based on information available to the Manager as at the Latest Practicable Date, none of the directors of the Manager or the Substantial Unitholders[3] have an interest, direct or indirect, in the proposed Acquisition.

8. OTHER INFORMATION

8.1 Director's Service Contracts

No person is proposed to be appointed as a director of the Manager in connection with the proposed Acquisition, the Put and Call Option Agreement or any other transaction contemplated in relation to the proposed Acquisition.

8.2 Disclosure Under Rule 1010(13) of the Listing Manual

8.2.1 Chapter 10 of the Listing Manual classifies transactions by CMT into (i) non-discloseable transactions, (ii) discloseable transactions, (iii) major transactions and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, *inter alia*, the following bases:

(i) the net profits attributable to the assets acquired or disposed of, compared with CMT's net profits[4];

(ii) the aggregate value of the consideration given, compared with CMT's market capitalisation; and

(iii) the number of Units issued by CMT as consideration for the acquisition of the Property, compared with the number of Units previously in issue.

---

[3] A person with an interest in one or more Units constituting not less than 5.0% of all outstanding Units.

[4] It is noted that in computing this ratio, the net profits attributable to the asset being acquired is derived from the earnings from the Property before interest costs, income tax, depreciation and amortisation, while CMT's net profit is represented by the net income of CMT after interest costs and trust expenses.

8.2.2 Based on TPPL's and CMT's audited financial statements for the financial year ended 31 December 2005, the relative figure for the basis of comparison set out in sub-paragraph 8.2.1(i) is approximately 34.4% (if CMT acquires a 40% interest in the Property through the joint-ownership vehicle).

8.2.3 Based on the maximum Total Purchase Consideration of S$2,166,000,000 and CMT's market capitalisation as at 17 March 2006, the relative figure for the basis of comparison set out in sub-paragraph 8.2.1(ii) is approximately 26.4% (if CMT acquires a 40% interest in the Property through the joint ownership vehicle).

8.2.4 The relative figure of the number of Units issued by CMT as consideration for an acquisition compared with the number of Units previously in issue does not apply for the proposed Acquisition.

8.3 Documents for Inspection

Copies of the following documents are available for inspection during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of three months commencing from the date of this Announcement:

8.3.1 the Collaboration Agreement;

8.3.2 the Put and Call Option Agreement;

8.3.3 CB Richard Ellis (Pte) Ltd valuation certificate on the Property dated 16 March 2006; and

8.3.4 Jones Lang LaSalle Property Consultants Pte Ltd valuation certificate on the Property dated 16 March 2006.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust
Michelle Koh
Company Secretary
Singapore

19 March 2006

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT. This announcement contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Mar-2006 11:48:41
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiaries, CapitaCommercial Trust Management Limited and CapitaMall Trust Management Limited – "Presentation Slides - Proposed Acquisition of Raffles City"
Description	CapitaLand Limited's subsidiaries, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, and CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, have today issued an announcement on the above matter. For details, please refer to the announcement posted by CCTML and CMTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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Proposed Acquisition of Raffles City


Raffles City



20 March 2006


CapitaMall
Trust

CapitaCommercial
Trust

Disclaimer

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

The value of units in CCT and CMT and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the managers or any of its affiliates. Investments in CCT and CMT units are subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the manager to redeem their units while the units are listed. It is intended that unitholders may only deal in their units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the units on the SGX-ST does not guarantee a liquid market for the units.

The past performances of CCT and CMT are not necessarily indicative of the future performance of CCT and CMT respectively.


CapitaMall
Trust


CapitaCommercial
Trust

Agenda

1. Raffles City
2. Joint Ownership
3. Benefits to Unitholders
4. Indicative Timeline

In Summary

- CCT to acquire Raffles City from Tincel Properties (Private) Limited
- Under the Collaboration Agreement:
  - ⇨ Joint ownership by CCT(60%) and CMT(40%)
- CCTML will lead manage the acquisition process and asset management of Raffles City
- Property purchase price of S$2.085 billion
- Acquisition is yield accretive


CapitaMall
Trust


CapitaCommercial
Trust


Raffles City

CapitaMall Trust

CapitaCommercial Trust

Location

- In the heart of CBD with direct access to City Hall MRT, one of the two interchange stations
- Easy access via East Coast Parkway Expressway and Central Expressway
- 20-mins drive to and from Changi International Airport
- Direct connection to the future Circle Line MRT – Convention Centre Station, expected to be fully operational in 2010


Carlton Hotel
Raffles Hotel
Seah Street
BRIDGE ROAD
BRAS BASAH ROAD
NORTH
ROAD
Raffles City Tower
Raffles The Plaza
Shopping Centre
Swissotel The Stamford
War Memorial Park
STAMFORD ROAD
MRT CITY HALL



A Landmark

Raffles City is an integrated development comprising:

- 42-storey Raffles City Tower (Office)
- Raffles City Shopping Centre
- Raffles City Convention Centre
- 73-storey Swissotel The Stamford
- 28-storey Raffles The Plaza


Raffles City


CapitaMall
Trust




CapitaCommercial
Trust

Property Details[1]

- Land Tenure : 99 years wef 16 July 1979
- Remaining Land Tenure : About 72 years
- Land Area : 352,000 sq ft
- GFA : 3.45 million sq ft
- Valuation : S$2.166 bn[2] (CB Richard Ellis (Pte) Ltd)

  S$2.151 bn[2] (Jones Lang LaSalle Property Consultants Pte Ltd[3])

Notes:
1. Information as at 28 February 2006.
2. As at 16 March 2006.
3. Appointed by HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT and CMT.


CapitaMall
Trust


CapitaCommercial
Trust

Raffles City Components[1]

Raffles City Tower (Office Component)	
Net Lettable Area	375,000 sq ft
Occupancy	Close to 100%
Raffles City Shopping Centre (Four Levels of Retail)	
Net Lettable Area	302,000 sq ft
Occupancy	Close to 100%
Raffles City Convention Centre	
Brief Description	70,000 sq ft of meeting space, including three ballrooms and 15 primary meeting rooms
Swissotel The Stamford & Raffles The Plaza	
Total Number of Rooms	2,032
Car Park Facilities	
Brief Description	3 levels of basement parking with over 1,000 lots

Note:
1. Information as at 28 February 2006.

Contribution based on 2005 NPI

Raffles City 2005 Total Net Property Income contribution from the different components



Raffles The Plaza and Swissotel The Stamford



Convention Centre

Hotels 40%

Office 16%

Others 4%

Retail 40%



Raffles City Tower



Raffles City Shopping Centre

CapitaMall Trust


CapitaCommercial
Trust



Major Tenants

	Leased Area (sq ft)	% of NLA of respective component
Office		
Economic Development Board	117,593	31.3
Phillip Securities	55,585	14.8
Accenture	47,964	12.8
Retail		
Robinson & Company	96,260	31.9
Cold Storage	22,658	7.5
Hotels		

20-year lease term to RC Hotels (Pte) Ltd commencing from 1996 expiring in 2016, with an option to renew for a further term expiring on 31 Dec 2036

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Joint Ownership

CapitaMall Trust


CapitaCommercial
Trust

Total Purchase Consideration

	S$'million
Property Purchase Price	**2,085**
Add: Certain property related liabilities	40
Asset enhancement expenditure	41
Total Purchase Consideration [1]	**2,166**

Note:
1. CB Richard Ellis (Pte) Ltd's open market value of Raffles City is S$2,166 million as at 16 March 2006.

Transaction in Line with Market

Raffles City expected to provide **projected annualised property yield of 4.9%[1] in 2006 and 5.1% in 2007** based on total purchase consideration of approximately S$2.166 billion

Name of Property	Date Transacted	Price	Estimated Yield
Retail Transactions			
Bugis Junction	Oct-05	S$580.8 mn	5.3%
CHIJMES	Oct-05	S$128.0 mn	5.0%
White Sands Shopping Centre	Sep-04	S$160.9 mn	5.0%
Office Transactions			
Bugis Junction Office Tower	Oct-05	S$140.0 mn	5.3%
HSBC Building	Feb-05	S$147.0 mn	5.5%

Note:
1. Annualised property yield assuming completion by end-August 2006.


CapitaMall
Trust

CapitaCommercial
Trust

System of Joint Ownership

- The joint ownership of a property is permissible under the updated MAS Property Funds Guidelines of 20 Oct 2005

- Veto rights over key operational issues of the joint ownership are incorporated to protect interests of respective unitholders. Operational issues include:
    - amendment of the JV agreement, memorandum and articles of association or other constitutive document of the special purpose vehicle (SPV)
    - cessation or change of the business of the SPV
    - winding up or dissolution of the SPV
    - changes to the equity capital structure of the SPV
    - changes to the dividend distribution policy of the SPV
    - approval of asset enhancement and capital expenditure plans for the assets of the SPV

Management Committee

- A Management Committee will be set-up to oversee day-to-day operations
  - Comprise representatives to be appointed by CCTML and CMTML in proportion to their interest in Raffles City
  - Chairman of the Management Committee to be appointed by CCTML


CapitaMall
Trust


CapitaCommercial
Trust

Joint Ownership Structure

CapitaCommercial Trust
CapitaMall Trust

60%
40%

Joint ownership vehicle

100%

CCTML 60%
CMTML 40%

Management Committee

Benefits to Unitholders

CapitaMall Trust

CapitaCommercial Trust

Key Benefits

Accretion

- Projected annualised property yield of 4.9%[1] in 2006 and 5.1% in 2007 based on total purchase consideration of approximately S$2.166 billion

Premium Asset

- Strategically located in Central Business District
- Near financial centre at Raffles Place and prime retail area at Orchard Road
- Direct access to two MRT train lines and to the upcoming Circle Line
- Well-served by major bus-routes
- Integrated development

Note:
1. Annualised property yield assuming completion by end-August 2006.

Enhanced Scale & Liquidity

- **Top 2 Largest S-REITs by asset size:**
  - ⇨ Portfolio diversification
  - ⇨ Economies of scale



S$b
5.0
4.0
3.0
2.0
1.0
0.0
0.9
3.5
4.3
IPO (2002)
Current Size
After Raffles City

Growth of CMT's Asset Size

- **Investors benefit :**
  - ⇨ Increased market capitalisation & liquidity
  - ⇨ Increased index weight





S$b
4.0
3.0
2.0
1.0
0.0
2.0
2.1
3.5
IPO (2004)
Current Size
After Raffles City

Growth of CCT's Asset Size

CapitaMall Trust

CapitaCommercial Trust

82 - 4507


Indicative Timeline

CapitaMall Trust

CapitaCommercial Trust

Indicative Timeline

Signing of Conditional Put & Call Option	18 Mar 2006
Despatch of circulars to unitholders	May/Jun 2006
EGMs' approval ▣ Raffles Holdings ▣ CMT ▣ CCT	Jun/Jul 2006
Completion of Acquisition	End-Aug 2006



CapitaCommercial
Trust



CapitaMall Trust

CapitaMall Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65)-6536 1188
Fax: (65)-6536 3884
http://www.capitamall.com

Investor & Analyst Contact:
Tong Ka-Pin (65) 6826-5856

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65)-6536 1188
Fax: (65)-6533 6133
http://www.cct.com

Investor & Analyst Contact:
Ho Mei Peng (65) 6826-5586


Q & A

CapitaMall Trust

CapitaCommercial Trust

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Request for Lifting of Trading Halt

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Mar-2006 12:34:13
Announcement No.	00022

>> Announcement Details

The details of the announcement start here ...

Date of Lifting of Trading Halt *	20-03-2006
Time of Lifting of Trading Halt *	1400 hours

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Mar-2006 17:11:48
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand - "Notice of 2006 Annual & General Meetings"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australandannc.notice.of.2006.AGM.pdf Total size = **971K** (2048K size limit recommended)

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ASX ANNOUNCEMENT
ASX CODE: ALZ

20 March 2006

Notice of 2006 Annual and General Meetings

Please find attached a copy of the following documents that have been sent to security holders today:

- Notice of 2006 Annual and General Meetings;
- Proxy Form; and
- Form for Questions from security holders

For further information please contact:

Phil Mackey
Company Secretary
Phone: 61 2 9767 2182
Email: pmackey@australand.com.au


AUSTRALAND
NOTICE OF 2006
ANNUAL AND
GENERAL MEETINGS
THURSDAY, 20 APRIL 2006
10.00AM
MELBOURNE ROOM
SOFITEL WENTWORTH SYDNEY
61–101 PHILLIP STREET
SYDNEY NSW 2000



CONTENTS



20 March 2006

Dear Security Holder,

2006 Annual and General Meetings

On behalf of the Directors, I am pleased to invite you to attend the 2006 Annual General Meeting of Australand Holdings Limited and General Meetings of Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5, which will be held on **Thursday, 20 April 2006 at the Melbourne Room, Sofitel Wentworth Sydney, 61 – 101 Phillip Street, Sydney, commencing at 10.00 am.** Registration desks will open from 9.00 am. All security holders are welcome.

If you are attending the meeting, please bring the attached proxy form with you, as the barcode will assist in the registration process. If you are unable to attend the Annual and General Meetings, you may still vote on the items of business before the meeting by completing and returning the attached Proxy Form. A reply paid envelope is enclosed to assist you to do so, or alternatively, you may forward your completed Proxy Form to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 8060 or fax it to +61 3 9473 2118 no later than 48 hours before the meeting.

Attached is the formal Notice of 2006 Annual and General Meetings, which sets out the matters to be considered at the meetings. The Directors recommend that you vote in favour of all resolutions.

We have also enclosed a form to allow you to address questions to the Chairman. We will attempt to respond to as many of the more frequently asked questions as is possible at the Annual and General Meetings. Responses to the more frequently asked questions will be available on Australand's website, www.australand.com.au after the meeting.

If you require additional information or have questions, please contact Australand's Registry on 1300 855 080 (within Australia) or +61 3 9415 4000 (outside Australia) between 9.00 am and 5.00 pm (Sydney time) on business days or call the Company Secretary on +61 2 9767 2000.

Your Directors look forward to seeing as many security holders as possible on this day. At the conclusion of the meeting, security holders are invited to join Directors and senior executives for refreshments.

Yours sincerely

Tham Kui Seng
Chairman

Australand Holdings Limited (ABN 12 008 443 696)
Australand Property Limited (ABN 90 105 462 137; AFS Licence No. 231130) as the responsible entity of
Australand Property Trust (ARSN 106 680 424) and Australand ASSETS Trust (ARSN 115 338 513)
Australand Investments Limited (ABN 12 086 673 092; AFS Licence No. 228837) as the responsible entity of
Australand Property Trust No.4 (ARSN 108 254 413) and Australand Property Trust No.5 (ARSN 108 254 771)

NOTICE OF 2006 ANNUAL AND GENERAL MEETINGS

Notice is given that the 2006 Annual General Meeting of Australand Holdings Limited, and General Meetings of Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No. 5 (together Australand) will be held at the Melbourne Room, Sofitel Wentworth Sydney, 61 – 101 Phillip Street, Sydney NSW 2000 on Thursday, 20 April 2006 at 10.00 am (Sydney time).

This notice is issued by Australand Holdings Limited (ACN 008 443 696), Australand Property Limited (ACN 105 462 137; AFSL No. 231130) as the responsible entity of Australand Property Trust (ARSN 106 680 424) and Australand Investments Limited (ACN 086 673 092; AFSL No. 228837) as the responsible entity of Australand Property Trust No.4 (ARSN 108 254 413) and Australand Property Trust No.5 (ARSN 108 254 771).

ITEMS OF BUSINESS:

ITEM 1 – REPORTS AND FINANCIAL STATEMENTS
To receive and consider the Financial Reports of Australand, Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 and the Reports of the Directors and of the Auditor thereon in respect of the year ended 31 December 2005.

ITEM 2 – ADOPTION OF THE REMUNERATION REPORT
To adopt the Australand Holdings Limited Remuneration Report for the year ended 31 December 2005.

The vote on this resolution does not bind the Directors or Australand Holdings Limited.

The directors of Australand Holdings Limited recommend that you vote in favour of this resolution.

ITEM 3 – ELECTION AND RE-ELECTION OF DIRECTORS
To consider and, if thought fit, pass the following as separate ordinary resolutions of Australand Holdings Limited:

3.1 That Mr Paul Dean Isherwood, a non-executive director appointed by the directors on 15 December 2005 pursuant to article 10.8 of Australand Holdings Limited's Constitution, who retires in accordance with article 10.8 of the Constitution and being eligible, offers himself for election, be elected as a director of Australand Holdings Limited.

3.2 That Mr William John Beerworth, who retires in accordance with article 10.3 of Australand Holdings Limited's Constitution and, being eligible, offers himself for re-election, be re-elected as a director of Australand Holdings Limited.

3.3 That Lt. Gen. (Ret'd) Winston Choo, who retires in accordance with article 10.3 of Australand Holdings Limited's Constitution and, being eligible, offers himself for re-election, be re-elected as a director of Australand Holdings Limited.

These resolutions can only be passed as ordinary resolutions if more than 50% of the votes cast are in favour.

The directors of Australand Holdings Limited recommend that you vote in favour of these resolutions.

ITEM 4 – AMENDMENTS TO AUSTRALAND PROPERTY TRUST, AUSTRALAND PROPERTY TRUST NO.4 AND AUSTRALAND PROPERTY TRUST NO. 5 CONSTITUTIONS
To consider and, if thought fit, pass the following as special resolutions of Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 respectively:

4.1 That the Constitution of Australand Property Trust is amended as described in the Explanatory Statement to the Notice of Meetings convening this meeting in accordance with the provisions of the supplemental deed poll in the form tabled at the meeting and initialled by the Chairman for the purpose of identification and the responsible entity of Australand Property Trust is authorised to execute and lodge with the Australian Securities and Investments Commission the supplemental deed poll to give effect to these amendments to the Constitution.

The directors of Australand Property Limited recommend that you vote in favour of this resolution.

4.2 That the Constitution of Australand Property Trust No.4 is amended as described in the Explanatory Statement to the Notice of Meetings convening this meeting in accordance with the provisions of the supplemental deed poll in the form tabled at the meeting and initialled by the Chairman for the purpose of identification and the responsible entity of Australand Property Trust No.4 is authorised to execute and lodge with the Australian Securities and Investments Commission the supplemental deed poll to give effect to these amendments to the Constitution.

The directors of Australand Investments Limited recommend that you vote in favour of this resolution.

4.3 That the Constitution of Australand Property Trust No.5 is amended as described in the Explanatory Statement to the Notice of Meetings convening this meeting in accordance with the provisions of the supplemental deed poll in the form tabled at the meeting and initialled

by the Chairman for the purpose of identification and the Responsible Entity of Australand Property Trust No.5 is authorised to execute and lodge with the Australian Securities and Investments Commission the supplemental deed poll to give effect to these amendments to the Constitution.

The directors of Australand Investments Limited recommend that you vote in favour of this resolution.

ITEM 5 – APPROVAL OF THE ISSUE OF STAPLED SECURITIES ON EXCHANGE

To consider and, if thought fit, pass the following as ordinary resolutions of each of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5:

5 That the issue of securities in one or more of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 upon the exchange of up to 2,750,000 Australand Subordinated Step-up Exchangeable Trust Securities (ASSETS), on the terms and conditions as described in the Explanatory Statement to the Notice of Meetings convening this meeting, is approved for all purposes.

The directors of Australand Holdings Limited, Australand Property Limited and Australand Investments Limited recommend that you vote in favour of this resolution.

Quorum requirements

The quorum requirement for the meetings is at least 2 members present in person or by representative or by proxy who together hold or represent at least 10% of all shares or units (as applicable) in the entity.

If a quorum is not present within 15 minutes after the scheduled time for the meetings, the meetings will be adjourned. Australand Holdings Limited, Australand Property Limited and Australand Investments Limited have decided that the adjourned meetings will be held immediately after the adjournment. Members present in person or by proxy constitute a quorum at the adjourned meetings.

Background information

To enable you to make an informed decision on the resolutions, attached is an Explanatory Statement, which describes the proposed resolutions for the Annual and General Meetings. If you have any questions, please contact the Australand Registry on 1300 855 080 (within Australia) or +61 3 9415 4000 (outside Australia) between 9.00 am and 5.00 pm (Sydney time) on business days or call the Company Secretary on +61 2 9767 2000.

HOW DO YOU EXERCISE YOUR RIGHT TO VOTE?

Stapled Security holders who are entitled to vote

The Boards of Australand Holdings Limited, Australand Property Limited and Australand Investments Limited have determined that a person's entitlement to vote at the meetings will (subject to the voting exclusions below) be the entitlement of that person set out in the register of Stapled Security holders as at 7.00 pm (Sydney time) on 18 April 2006.

Option holders' entitlement to vote

Option holders are entitled to vote on resolutions 4.1 and 5. Australand Property Limited has determined that registered Option holders as at 7.00 pm (Sydney time) on 18 April 2006 are eligible to vote on these resolutions.

Voting

On a show of hands, each Stapled Security holder present in person or by proxy, corporate representative or attorney has one vote. On a poll:

(a) in the case of a resolution of Australand Holdings Limited, each Stapled Security holder present in person or by proxy, corporate representative or attorney has one vote for each share in Australand Holdings Limited held; and

(b) in the case of a resolution of Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5, each Stapled Security holder or option holder present in person or by proxy, corporate representative or attorney has one vote for each whole $1.00 of unit or option value held in Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5.

The vote on resolutions 1, 2, 3.1, 3.2, 3.3 and 5 will be by a show of hands, unless a poll is demanded. The votes on resolutions 4.1, 4.2 and 4.3 will be taken on a poll because they are special resolutions of the Trusts.

OTHER VOTING INFORMATION

If your securities are jointly held, only one of the joint holders is entitled to vote at the meeting. If both joint holders are present at the meeting only the vote of the person named first in the register counts.

You need not exercise all of your votes in the same way, nor need you cast all of your votes.

Individuals

If you plan to attend the meetings, we ask you to arrive at the meetings' venue at least 15 minutes prior to the time designated for the meetings so that we may check your securities against our register of Stapled Security holders and note your attendance.

Corporations
In order to vote at the meetings, a corporation that is a Stapled Security holder may appoint a person to act as its representative. The appointment must comply with sections 250D and 253B of the Corporations Act. The representative should bring to the meetings evidence of his or her appointment including any authority under which it is signed.

Voting by proxy
If you cannot attend the meetings, you may appoint a proxy to attend and vote for you. You may nominate one or two persons to vote on your behalf at the meetings. A proxy need not be a Stapled Security holder. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. If no such number or proportion is specified, each proxy may exercise half your votes.

To ensure that all Stapled Security holders can exercise their right to vote on the proposed resolutions, a Proxy Form is enclosed. The Proxy Form tells you what you need to do to lodge a valid proxy.

A Proxy Form may be returned in the reply paid envelope provided. Alternatively, you may forward your completed Proxy Form to the Australand Registry, Computershare Investor Services Pty Limited, GPO Box 242 Melbourne VIC 8060 or fax to +61 3 9473 2118 or by fax to the Australand registered office on +61 2 9767 2900, no later than 48 hours before the meetings.

Voting restriction
A person who may participate in the Exchange of ASSETS, and a person who might obtain a benefit (except a benefit obtained solely in their capacity as a Stapled Security holder) if resolution 5 is passed, is excluded from voting on resolution 5. Stapled Security holders who also hold ASSETS may not vote on the basis that they may participate in the Exchange of ASSETS and might obtain a prohibited benefit under Listing Rule 7.1. Any Stapled Security holder who intends to acquire ASSETS should similarly not vote on resolution 5.

However, Australand Holdings Limited, Australand Property Limited and Australand Investments Limited need not disregard a vote if:

a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; and

b) it is cast by the person chairing the meetings as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

Under section 253E of the Corporations Act, Australand Property Limited, Australand Investments Limited and their respective associates may not vote on any resolution of the Trusts if any of them have an interest in the resolution other than as a member of the relevant Trust.

Resolutions
Resolutions 2, 3.1, 3.2 and 3.3 are ordinary resolutions for Australand Holdings Limited. They will be passed if more than 50% of eligible votes cast on the resolutions are in favour of the resolutions.

Pursuant to section 601GC(1) of the Corporations Act 2001 (Cwlth), certain amendments to the Trusts' constitutions must be made by a special resolution of members of the Trusts. As a Stapled Security holder you are a member of the Trusts. As an option holder you are a member of Australand Property Trust only. Resolutions 4.1, 4.2 and 4.3 are special resolutions of Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 respectively and will be passed if at least 75% of the eligible votes cast on a resolution are in favour of the resolution.

Resolution 5 is an ordinary resolution for each of Australand Holdings Limited and the Trusts. The resolution will be passed if more than 50% of eligible votes cast on the resolution is in favour of the resolution.

FURTHER INFORMATION
Stapled Security holders with any questions should contact the Australand Registry on 1300 855 080 (within Australia) or +61 3 9415 4000 (outside Australia) between 9.00 am and 5.00 pm (Sydney time) on business days or call the Company Secretary on +61 2 9767 2000.

By order of the Boards of Australand Holdings Limited, Australand Property Limited (as the responsible entity of Australand Property Trust) and Australand Investments Limited (as the responsible entity of Australand Property Trust No.4 and Australand Property Trust No.5).

Phil Mackey
Company Secretary
20 March 2006

EXPLANATORY STATEMENT

Australand Holdings Limited (ACN 008 443 696)
Australand Property Trust (ARSN 106 680 424)
Australand Property Trust No.4 (ARSN 108 254 413)
Australand Property Trust No.5 (ARSN 108 254 771).

KEY DATE
Last time for receipt of proxies is 10.00am (Sydney time) on 18 April 2006.

EXPLANATION OF RESOLUTIONS

ITEM 1: REPORTS AND FINANCIAL STATEMENTS

As required by section 317 of the Corporations Act 2001 (Cwlth), the Financial Report, Directors' Report and Auditors' Report of Australand Holdings Limited for the year ended 31 December 2005 will be laid before the meeting. The combined reports of Australand and the reports of Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 for the year ended 31 December 2005 will also be laid before the meeting. No resolution is required for this item of business.

ITEM 2: ADOPTION OF REMUNERATION REPORT

As required by section 250R(2) of the Corporations Act, the Board is presenting the Remuneration Report to Stapled Security holders for consideration and adoption by a non-binding vote. The Remuneration Report contains:

- information about Board policy for determining the nature and amount of remuneration of the directors and senior executives;
- a description of the relationship between the remuneration policy and Australand's performance; and
- remuneration details for each director and relevant executives.

The directors recommend that you vote in favour of this resolution.

ITEM 3: ELECTION AND RE-ELECTION OF DIRECTORS

3.1 PAUL DEAN ISHERWOOD

The directors appointed Mr. Isherwood as an independent non-executive director on 15 December 2005 pursuant to clause 10.8 of Australand Holdings Limited's Constitution, which allows the Board to appoint a director to fill a casual vacancy.

Mr. Isherwood retires as a director of Australand Holdings Limited as required by the Constitution and, being eligible, offers himself for election as a director. He is a Member of Australand's Audit Committee.

Experience
Mr Isherwood is an experienced company director and also brings to the Board a strong finance and accounting background.

Mr Isherwood also has proven leadership experience from his career with Coopers & Lybrand that spanned 38 years. During this time Paul was National Chairman and Managing Partner of Coopers & Lybrand (Australia) from 1985 to 1994 and served on the International Board and Executive Committee of the firm from 1985 to 1994. On his retirement from Coopers & Lybrand in 1995, Mr. Isherwood commenced a career as a non-executive director and since that time has acquired extensive corporate governance experience, including as Chairman, across different industry sectors, and mostly with listed public companies.

Directorships of listed entities within the last three years

Mr Isherwood is Chairman, Globe International Limited (appointed 30 March 2001); Chairman, Stadium Australia Management Limited (appointed 11 March 1996); Director, St George Bank Limited (appointed 27 October 1997).

Other directorships
Mr Isherwood is Chairman of NM Rothschild Australia Holdings Pty Limited, St George Bank New Zealand Ltd and Munich Reinsurance Company of Australasia Ltd.

Qualifications
He is a Fellow of the Institute of Chartered Accountants in Australia.

3.2 WILLIAM JOHN BEERWORTH

Mr. Beerworth, an independent non-executive director, retires by rotation as a director of Australand Holdings Limited in accordance with article 10.3 of the Constitution and, being eligible, offers himself for re-election.

Mr. Beerworth is Chairman of the Corporate Governance Committee and a Member of the Risk and Compliance Committee, Remuneration Committee and Nomination Committee. He was appointed to the Board on 20 March 1997.

Experience
Mr Beerworth is an investment banker and solicitor and brings to the Board extensive experience in investment banking and in corporate law and governance. He is Managing Director of Beerworth and Partners Limited, a corporate advisory firm specialising in mergers, acquisitions and corporate transactions. He has held a number of senior positions, including Director of HSBC Australia Limited, Managing Director of HSBC Australia Corporate Finance Limited, Senior Partner of Mallesons Stephen Jaques and Senior Assistant Secretary of the Commonwealth Attorney-General's Department.

Qualifications
Mr Beerworth's formal qualifications include Bachelors degrees in Arts and Law from the University of Sydney, Master of Laws and Doctor of Juridical Science from the University of Virginia, Master of Commerce from the University of New South Wales and Master of Business

EXPLANATORY STATEMENT (CONTINUED)

Administration from Macquarie Graduate School of Management. He is a Fellow of CPA Australia, Australian Institute of Company Directors, Tax Institute and Australian Institute of Management.

Other directorships
He is Chairman of Contango Asset Management Limited, a substantial wholesale funds manager and is on several Faculty Advisory Boards.

He is a member of the Australian Competition Tribunal and was a member of the Financial System Inquiry Committee (the "Wallis Committee").

3.3 LT. GEN. (RET'D) WINSTON CHOO

Lt. Gen. (Ret'd) Choo, an independent non-executive director retires by rotation as a director of Australand Holdings Limited in accordance with article 10.3 of the Constitution and, being eligible, offers himself for re-election. Lt. Gen. (Ret'd) Choo is a Member of the Audit Committee and was appointed to the Board on 15 July 1997.

Experience
Lt. Gen. (Ret'd) Choo provides the board with a wealth of leadership and management expertise from serving as Singapore's Chief of Defence Force from 1974 to 1992 and his experience as a company director on several listed companies since 1993.

From 1994 to 1997, he served as Singapore's High Commissioner to Australia and concurrently Ambassador to Fiji. From July 2001 to September 2005, he served as Singapore's Non-resident High Commissioner to South Africa. General Choo is currently Singapore's Non-resident High Commissioner to Papua New Guinea and Non-resident Ambassador-designate to Israel. He is Chairman of Rowsley Ltd, FairVision Pte Ltd, WOW Vision Pte Ltd, Tridex Pte Ltd, Singapore Red Cross Society and a member of the Board of Rowsley Capital Pte Ltd, Rowsley Ventures Pte Ltd, Foodfare Catering Pte Ltd and Cougar Logistics Corporation Ltd.

Qualifications
General Choo's formal qualifications include a Master of Arts in History from Duke University, USA and completion of the Advanced Management Programme at Harvard University.

ITEM 4: AMENDMENT TO AUSTRALAND PROPERTY TRUST, AUSTRALAND PROPERTY TRUST NO.4 AND AUSTRALAND PROPERTY TRUST NO.5 CONSTITUTIONS

Summary
The proposed amendments to the constitutions of the Trusts are to facilitate the issue of Stapled Securities on Exchange of ASSETS. The issue of ASSETS did not require the approval of Stapled Security holders. With the approval of Australand, Australand Property Limited, the issuer of ASSETS, can instigate the Exchange of ASSETS into Stapled Securities in certain circumstances. No decision to Exchange ASSETS has been taken at this time. The proposed amendments are sought in order to provide flexibility in the event of a future Exchange of ASSETS.

Background
The responsible entity of Australand ASSETS Trust (ARSN 115 338 513) is Australand Property Limited, a related body corporate of Australand Holdings Limited. Australand ASSETS Trust, which is listed on ASX, has issued ASSETS (being preferred, floating rate, non-cumulative hybrid securities) to the public.

ASSETS were issued on 16 September 2005 and are payable in two instalments. The net proceeds of the first instalment were used to fund in part the merger of Australand Property Trust No.4 and Australand Property Trust No.5 with Australand and the net proceeds of the final instalment are intended to be used to acquire interests in further investment properties, with any surplus funding to be used to reduce debt.

Under the ASSETS terms of issue, Australand Property Limited as the responsible entity of Australand ASSETS Trust may (at its election) cause ASSETS to be Exchanged for Stapled Securities in a number of circumstances, namely:

- within five business days after the last date for receipt of responses from ASSETS holders to a re-marketing process invitation (which may be issued no earlier than six months and not later than 45 business days prior to a "step-up date"). The first "step-up date" occurs on 1 October 20 08, being the first day of the first distribution period following the third anniversary of the date of issue of ASSETS;
- subject to the above, no earlier than six months before and no later than 25 business days before a "step-up date";
- no later than 25 business days before the last day of any quarterly distribution period following a "step-up date"; within 20 business days after a change of control of Australand, or a change in the responsible entity of Australand ASSETS Trust or a listed trust which forms part of Australand;
- within 20 business days after action is taken to convene a meeting relating to the removal of the responsible entity of Australand ASSETS Trust or a listed trust which forms part of Australand;
- within three months after a notice of an "increased costs event", "regulatory event" or "accounting event"; and
- at any time the aggregate face value of all ASSETS on issue is less than $50 million.

Exchange of ASSETS (including allotment of Stapled Securities) will occur a prescribed number of days after a decision is made to Exchange ASSETS for Stapled Securities.

Further information in relation to these Exchange events are contained in the ASSETS terms of issue – *see below*.

Australand Property Limited as the responsible entity of Australand ASSETS Trust is not obliged to Exchange ASSETS at any time and may, if it wishes, redeem or resell ASSETS in certain circumstances in addition to, or instead of, Exchanging ASSETS. ASSETS holders must be treated equally when a decision is taken as to the number of ASSETS that are to be Exchanged. At this stage, no decision has been made:

- to Exchange ASSETS; or
- as to how many ASSETS will be Exchanged if a decision is made to Exchange them.

Australand Property Limited as the responsible entity of Australand ASSETS Trust may not cause ASSETS to be Exchanged unless authorised to do so by Australand (i.e. Australand Holdings Limited, Australand Property Limited (as responsible entity of Australand Property Trust) and Australand Investments Limited (as responsible entity of Australand Property Trust No.4 and Australand Property Trust No.5)). In making the decision to Exchange ASSETS, Australand must act in the best interests of Stapled Security holders.

Power to issue Stapled Securities

If a decision is taken to Exchange ASSETS, it is necessary that the power under the Trust constitutions to issue Stapled Securities can be exercised in a manner consistent with the prescribed method of Exchange of ASSETS under the ASSETS terms of issue.

Action required

Under the ASSETS terms of issue, the number of Stapled Securities issued on Exchange is to be calculated by dividing the price payable per ASSETS on Exchange by the volume weighted average price of Stapled Securities. Under the Trust constitutions, the price payable per Stapled Security is calculated with reference to the "Market Price" of that Stapled Security.

There are currently relatively minor differences between:

- the calculation of the volume weighted average sale price of Stapled Securities under the ASSETS terms of issue; and
- the calculation of "Market Price" under the Trust constitutions.

The effect of these differences is that the number of Stapled Securities which would be required to be issued applying the Exchange formula in the ASSETS terms of issue may be different to the number of Stapled Securities which would be required to be issued applying the current definition of "Market Price" in the Trust constitutions.

Accordingly, Australand proposes to amend the Trust constitutions so that the definition of "Market Price" (being the price at which Stapled Securities will be issued on Exchange) is consistent with the Exchange formula in the ASSETS terms of issue insofar as the definition applies to an issue of Stapled Securities upon Exchange.

The current definition of "Market Price" will continue to apply *to issues of Stapled Securities in all other circumstances.*

Proposed amendments

The following table identifies the proposed amendments:

Existing Trust constitutions provision	Proposed amendment
The number of Stapled Securities to be issued is calculated based on their trading price over a period of 15 trading days prior to issue. A trading day is a day on which buying and selling occurs through ASX's SEATS.	The number of Stapled Securities to be issued on Exchange is calculated based on their trading price over a period of 20 business days prior to the Exchange date. A day may be a business day but not a trading day (or vice versa) if ASX so declares.
The calculation is made with reference to the weighted average price per Stapled Security over the 15-day trading period. This means the prices at which Stapled Securities are traded over the 15 trading day period are added together and divided by the total number of trades. In making this calculation trades are weighted by volume.	The calculation is made with reference to the average of the daily volume weighted average sale prices of Stapled Securities over the 20 business day period. This means the price at which Stapled Securities are traded on each day (weighted by volume) is averaged, and the resultant figures are added together and divided by the relevant number of days.

EXPLANATORY STATEMENT (CONTINUED)

Existing Trust constitutions provision	Proposed amendment
Special crossings are excluded from the calculation.	Crossings during the after hours adjust phase and the closing phase, overnight crossings and overseas trades pursuant to the exercise of options are also excluded from the calculation.
No provision.	The volume weighted average sale price of a Stapled Security is required to be adjusted in certain cases if Stapled Securities will be issued ex or cum any entitlement. If, on some or all of the business days in the relevant period, Stapled Securities have been quoted on ASX as cum any distribution or entitlement but Stapled Securities will be issued ex such distribution or entitlement, then the volume weighted average sale price on the business days on which those Stapled Securities have been quoted cum distribution or entitlement shall be reduced by an amount equal to the value of the distribution or entitlement. Conversely, where on some or all of the business days in the relevant period, Stapled Securities have been quoted on ASX as ex any distribution or entitlement but Stapled Securities will be issued cum such distribution or entitlement, then the volume weighted average sale price on the business days on which those Stapled Securities have been quoted ex distribution or entitlement shall be increased to reflect the value of the distribution or entitlement.

Importantly, under the proposed amendments, Stapled Securities continue to be issued at their market price (albeit that the method of calculating the market price differs in the above respects). Based on historical trading patterns, Australand expects that the changed formula will result only in minor variances in the market price. It is conceivable that the market price under the revised formula will be slightly higher or slightly lower than under the existing formula. Because Stapled Securities are at all times being issued at Market Price, an issue of Stapled Securities on Exchange of ASSETS may affect the percentage of Stapled Securities an existing Stapled Security holder holds relative to the total number of Stapled Securities on issue, but it should not affect the value of that holding.

Stapled Securities issued on Exchange of ASSETS:

- are issued on the same terms as; and
- rank pari passu with,

existing Stapled Securities in all respects.

Fractions

The supplemental deed polls referred to in resolutions 4.2 and 4.3 also contain a proposed amendment to the Australand Property Trust No.4 and Australand Property Trust No.5 constitutions dealing with fractions.

As outlined above, if Australand Property Limited as the responsible entity of Australand ASSETS Trust decides to Exchange ASSETS, it is necessary to ensure that the power under the Trust constitutions to issue Stapled Securities can be exercised in a manner consistent with the methodology for Exchange of ASSETS under the ASSETS terms of issue.

The ASSETS terms of issue provide for fractional entitlements to Stapled Securities on Exchange of ASSETS to be rounded down to the nearest whole number. This is inconsistent with the treatment of fractional entitlements in the Australand Property Trust No.4 and Australand Property Trust No.5 constitutions.

The proposed amendment to the Australand Property Trust No.4 and Australand Property Trust No.5 constitutions provides for fractional entitlements to Stapled Securities to be rounded down.

This amendment is not in any way adverse to existing Stapled Security holders. However, approval is sought as the amendment is made simultaneously with the change to the calculation of "Market Price" as described above.

ITEM 5: APPROVAL OF THE ISSUE OF STAPLED SECURITIES ON EXCHANGE

Prior to the listing of Australand ASSETS Trust in September 2005, ASX confirmed that the issue of ASSETS itself must not be counted as an unapproved issue of securities under Listing Rule 7.1 and must only be counted for this purpose upon Exchange.

As noted above, Australand Property Limited as responsible entity for Australand ASSETS Trust has made no decision to implement an Exchange of ASSETS at this time. Should Exchange be undertaken, Listing Rule 7.1 will have the effect of restricting the number of Stapled Securities which can be issued in a 12-month period without the approval of existing Stapled Security holders. In summary, no more than 15% of the Stapled Securities on issue at the start of that 12-month period can be issued without such approval.

If Australand was currently able to Exchange all 2,750,000 ASSETS and decided to do so, the 137,500,000 Stapled Securities issued on Exchange would represent 13.44% of the Stapled Securities on issue, assuming:

- a capital amount of $100.00;
- no unpaid distribution amount; and
- a $2.04 volume weighted average sale price calculated in accordance with the ASSETS terms of issue.

Such an Exchange could occur without the approval of existing Stapled Security holders and without exceeding the limit in Listing Rule 7.1. The approval of existing Stapled Security holders to the Exchange of ASSETS is sought on the basis that this situation may change in future and to ensure that Australand maintains the flexibility to raise funds through future issues. If resolution 5 is approved by Stapled Security holders, a future Exchange will not reduce the number of Stapled Securities which Australand may otherwise issue.

As noted above, Australand Property Limited as the responsible entity of Australand ASSETS Trust may not Exchange ASSETS unless authorised to do so by Australand, which must act in the best interests of Stapled Security holders.

Australand has been granted a waiver from Listing Rule 7.3.2 which rule requires that new securities which are the subject of approval at a meeting held under Listing Rule 7.1 be issued not later than three months after the date of the meeting. The waiver has the effect that the approval of Stapled Security holders pursuant to resolution 5 will remain valid no matter when Exchange occurs.

Australand has also been granted a waiver from Listing Rule 7.3.7 which provides that for the "holders of ordinary securities to approve an issue or agreement to issue, the notice of meeting must include...the dates of allotment or a statement that allotment will occur progressively". For the reasons discussed above, it is not possible to identify the dates of allotment at this time as it is uncertain if and when Exchange will occur. Section 5.4 of the ASSETS terms of issue does however, provide a set of criteria detailing how the date of allotment will be calculated if and when a decision is made to Exchange ASSETS. This mechanism is summarised above and will ensure that both the holders of ASSETS and holders of Stapled Securities will have prior notice as to the proposed date of allotment.

Copies of the supplemental deed polls containing the proposed amendments to the Trust constitutions, the existing Trust constitutions and the ASSETS Terms are available free of charge to Stapled Security holders – please contact the Company Secretary on +61 2 9767 2000.

DEFINITIONS

ASSETS means Australand Subordinated Step-up Exchangeable Trust Securities, being units in Australand ASSETS Trust (ARSN 115 338 513).

Exchange means the redemption of ASSETS by Australand Property Limited as the responsible entity of Australand ASSETS Trust pursuant to clause 5.3 of the ASSETS terms of issue and the issue of Stapled Securities in accordance with clause 7.1 of those terms of issue. Exchanging and Exchanged have corresponding meanings.

Stapled Securities means any two or more securities of Australand stapled together and trading as quoted stapled securities which are on issue from time to time. Stapled Securities presently comprise a share in Australand Holdings Limited and units in Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5.

Trusts means Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5.

ASSETS TERMS

The Terms for the issue of ASSETS are set out in the attached Appendix.

APPENDIX

1. ISSUE OF ASSETS

1.1 TERMS

These Terms form part of the Constitution and set out the general terms and conditions of Australand Subordinated Step-up Exchangeable Trust Securities (ASSETS), which are units in Australand ASSETS Trust.

1.2 GENERAL

Each ASSETS:

a) is a unit in Australand ASSETS Trust which is, in certain circumstances, redeemable at the request of the Holder for cash and, in other circumstances, redeemable for cash and/or exchangeable for a variable number of Australand Property Group Stapled Securities at the option of the Issuer;

b) is preferred to Ordinary Units;

c) gives Holders the benefit of an unsecured and subordinated guarantee from Australand Holdings Limited and Australand Property Limited in its capacity as the responsible entity of Australand Property Trust. Should the Merger Proposal complete, a guarantee on the same terms will be given by the responsible entity of AWPT4 and AWPT5;

d) has a face value of $100, and will have an issue price and redemption price calculated in accordance with the Constitution and these Terms; and

e) is transferable in accordance with the Constitution and these Terms.

2. DISTRIBUTIONS

2.1 ENTITLEMENT TO DISTRIBUTIONS

a) Holders will have a present entitlement on the last day of each Distribution Period, in priority to the entitlement of Ordinary Unitholders, to receive on a pro rata basis, payments of Distributable Income, subject to that payment not exceeding the ASSETS Distribution Payment for the Distribution Period.

b) Ordinary Unitholders will have a present entitlement to any remaining Distributable Income in respect of a Distribution Period.

c) Holders have a right, in priority to the entitlement of Ordinary Unitholders, to distributions of capital out of the Australand ASSETS Trust up to the Redemption Amount. Ordinary Unitholders will be entitled to any remaining capital.

2.2 AMOUNT OF ASSETS DISTRIBUTION PAYMENTS

a) In respect of each Distribution Period, the ASSETS Distribution Payment per ASSETS will, subject to clause 2.2(b), be an amount, accruing on a daily basis, calculated according to the following formula:

ASSETS Distribution Payment =

$$\frac{\text{Distribution Rate} \times \text{Capital Amount} \times N}{365}$$

where:

Distribution Rate means the Market Rate plus the Margin;

Margin (expressed as a percentage per annum) means:

i. for:

A. the Distribution Period commencing on (and including) the Issue Date; and

B. each subsequent Distribution Period up to and including the Distribution Period which ends on the day preceding the first Step-up Date,

the Initial Margin; and

ii. for each Distribution Period after a Step-up Date which follows a Successful Re-marketing Process (and with effect from the Step-up Date but excluding the next Step-up Date), the New Margin; and

iii. for each Distribution Period after a Step-up Date which does not immediately follow a Successful Re-marketing Process (and with effect from the Step-up Date), the Step-up Margin;

Capital Amount is calculated in accordance with the following formula:

$$D = E \times \frac{F}{G}$$

where:

D = Capital Amount;

E = Face Value;

F = the amount of the issue price of an ASSETS which was required to be paid and has been paid (excluding any amount in respect of a call which has become due but has not been paid); and

G = the issue price of an ASSETS; and

N means in respect of:

i. the first Distribution Period, the number of days from (and including) the Issue Date to (and including) the first Record Date; and

ii. each subsequent Distribution Period, the number of days from (but excluding) the preceding Record Date to (and including) the next Record Date; and

iii. the last Distribution Period, the number of days from (but excluding) the preceding Record Date to (and including) the Realisation Date.

b) If the Paid-up Amount increases during any Distribution Period, the ASSETS Distribution Payment for that period will be calculated in accordance with the following formula:

ASSETS Distribution Payment =

$$\left[\frac{\text{Distribution Rate} \times D_1 \times N_1}{365}\right] \times \left[\frac{\text{Distribution Rate} \times D_2 \times N_2}{365}\right]$$

where:

D_1 = the Capital Amount at the beginning of a Distribution Period;

D_2 = the Capital Amount at the end of a Distribution Period;

N_1 = the number of days in a Distribution Period preceding the increase in the Paid-up Amount (excluding the day on which the Paid-up Amount increases); and

N_2 = the number of days in a Distribution Period following the increase in the Paid-up Amount (including the day on which the Paid-up Amount increases).

2.3 DISTRIBUTIONS NOT CUMULATIVE

Subject to clause 2.5(b), no entitlement accrues on any part of an ASSETS Distribution Payment where Australand ASSETS Trust does not have sufficient Distributable Income to distribute that amount and that amount is not otherwise payable under these Terms.

2.4 PAYMENTS OF DISTRIBUTIONS

Any entitlement of a Holder under clause 2.1 for each Distribution Period is required to be paid on the Distribution Payment Date.

2.5 RESTRICTIONS ON DISTRIBUTIONS FROM AUSTRALAND ASSETS TRUST AND AUSTRALAND PROPERTY GROUP

a) If a Non-payment Event occurs, the Issuer must:

- not thereafter, without the approval of a Special Resolution, declare that it will pay or pay any distribution on any Ordinary Units or redeem, reduce, cancel, buy back or acquire for any consideration any Ordinary Units (except to the extent any distribution or consideration is fully reinvested in further Ordinary Units); and
- procure that Australand Holdings Limited will not thereafter, without the approval of a Special Resolution, declare that it will pay or pay a dividend on any Shares or make any distribution on any of its outstanding share capital, or provide notice to reduce its outstanding share capital or buy back any Shares (except to the extent any dividend, distribution or consideration is fully reinvested in further Shares or other securities stapled to them);

until such time as:

i. the Optional Distribution Payment is paid;

ii. the aggregate amount of so much (if any) of the ASSETS Distribution Payments for the 12 months immediately preceding the Distribution Payment Date which have not been paid is paid; or

iii. all ASSETS have been Redeemed or Exchanged.

b) If a Non-payment Event occurs and, at any time after the Non-payment Event occurs and prior to one of the events in clause 2.5(a)(i) to (iii) occurring, an Australand Property Group Responsible Entity declares that it will pay or pays a distribution in respect of a trust forming part of Australand Property Group or redeems, reduces, cancels, buys back or acquires for any consideration any units of a trust forming part of Australand Property Group (except to the extent any distribution or consideration is fully reinvested in further units of the trust in question or other securities stapled to them) and such action has not been approved by a Special Resolution, the Issuer must:

- pay the Optional Distribution Payment in full; or
- pay the aggregate amount of so much (if any) of the ASSETS Distribution Payments for the 12 months immediately preceding the Distribution Payment Date which have not been paid;

unless all ASSETS have been Redeemed or Exchanged, and, to the extent it fails to do so, the Guarantee applies.

2.6 NOTICE TO HOLDERS

If the Issuer determines that it will not have sufficient Distributable Income to make a distribution equal to the full amount of the ASSETS Distribution Payment on a Distribution Payment Date, the Issuer must give Holders written notice of that determination at least five Business Days prior to that Distribution Payment Date.

APPENDIX (CONTINUED)

2.7 NO HOLDER RIGHTS UNTIL ASSETS DISTRIBUTION PAYMENT IS DUE AND PAYABLE

Unless and until all or any part of the ASSETS Distribution Payment becomes payable in accordance with this clause 2, Holders do not have any remedy in law or equity against the Issuer or any other person in respect of the nonpayment (in whole or in part) of that amount.

2.8 OPTIONAL DISTRIBUTION PAYMENT

The Optional Distribution Payment at any time is the aggregate amount of so much (if any) of the ASSETS Distribution Payments for the preceding four Distribution Periods which have not been paid on the relevant Distribution Payment Dates.

2.9 PAYMENT OF OPTIONAL DISTRIBUTION PAYMENT

The Issuer may pay or may cause to be paid all or some part of an Optional Distribution Payment on all (but not some) ASSETS at any time, subject to giving Holders notice at least 15 Business Days prior to such payment, specifying the date of the proposed payment, the record date for determining the Holders entitled to the payment and the amount of the payment.

3. RE-MARKETING PROCESS

3.1 NOTIFICATION OF RE-MARKETING PROCESS

No earlier than six months and not later than 45 Business Days prior to a Step-up Date, the Issuer may issue a Re-marketing Process Invitation that will include the terms of ASSETS, if any, that will be adjusted with effect from the Step-up Date following a Successful Re-marketing Process. Those terms that may be adjusted are:

a) the Market Rate;
b) the Step-up Percentage;
c) the Exchange Discount;
d) the timing of the next Step-up Date (which must be at least 12 months after the Step-up Date in question and coincide with the beginning of a Distribution Period);
e) the frequency and timing of Distribution Periods; and
f) the frequency and timing of Distribution Payment Dates.

3.2 STEP-UP MARGIN TO APPLY

If the Issuer does not issue a Re-marketing Process Invitation within the period prescribed by clause 3.1, the Step-up Margin will apply with effect from the Step-up Date, no other terms will be adjusted and there will be no further Step-up Dates.

3.3 HOLDER PARTICIPATION IN RE-MARKETING PROCESS

Each Holder may, within 20 Business Days of the issue of a Re-marketing Process Invitation or such longer time period (ending not less than 25 Business Days before the Step-up Date) which the Issuer nominates, give one of the following types of written notice to the Issuer:

a) a Step-up Notice indicating that they do not wish to continue to hold ASSETS unless the Step-up Margin applies with effect from the Step-up Date;

b) a Bid Notice indicating that they do not wish to continue to hold ASSETS unless the New Margin is at least equal to a rate specified by the Holder (which must be less than the Step-up Margin) with effect from the Step-up Date; or

c) a Hold Notice indicating that they wish to continue to hold ASSETS irrespective of the Margin which applies with effect from the Step-up Date.

If a Holder does not respond within 20 Business Days, or the longer time period nominated by the Issuer, the Holder is deemed to have given a Hold Notice.

3.4 RESULT OF RE-MARKETING PROCESS

a) If the Issuer issues a Re-marketing Process Invitation, it may, at its election, within five Business Days after the last date for receipt of responses from Holders:

   i. set a New Margin which, together with the revised terms referred to in clause 3.1 (if any), will apply with effect from the Step-up Date and must give an Issuer Realisation Notice in respect of ASSETS held by Retiring Holders in accordance with clause 5.2(b)(i); or

   ii. not set a New Margin, in which case it may or may not give an Issuer Realisation Notice in respect of all or some ASSETS in accordance with clause 5.2(b)(ii). The Step-up Margin and then current Terms will apply to any ASSETS that remain on issue.

b) The Issuer may set a New Margin under clause 3.4(a)(i) only where Holders gave:

   i. Hold Notices under clause 3.3(c) (and for the purposes of this clause 3.4(b)(i), a deemed Hold Notice must not be counted); or

   ii. Bid Notices under clause 3.3(b) specifying a margin equal to or less than the New Margin,

   and notices under (i) and (ii) were cumulatively in respect of at least 10% of ASSETS on issue at the time the Re-marketing Process Invitation was issued.

c) If clause 3.4(a)(ii) applies, the Step-up Margin will apply in all Distribution Periods following the Step-up Date, no other terms will be adjusted in future Distribution Periods and there will be no further Step-up Dates.

4. GUARANTEE

4.1 GUARANTEE BY AUSTRALAND PROPERTY GROUP ENTITIES

a) Subject to clause 4.1(e), the Issuer must procure that its obligations to pay money on the ASSETS which become due and payable in accordance with these Terms will be guaranteed by each Australand Property Group Entity on a direct, unsecured, and joint and several basis, and otherwise on the terms set out in this clause 4.1, under the Guarantee Deed.

b) Claims under the Guarantee shall rank:

   i. ahead of all claims by Australand Property Group Stapled Securityholders and any other holder of an equity interest in Australand Property Group from time to time;

   ii. pari passu with all claims of all other subordinated creditors (other than any subordinated creditors whose claims are expressed to rank after the claims of Holders under the Guarantee); and

   iii. after all claims of all Senior Creditors, provided that, prior to a Winding-up Event in respect of an Australand Property Group Entity, a Holder may, as long as this does not cause a Winding-up Event, enforce its rights under the Guarantee if all Senior Creditors whose debts were due and payable when the Holder's rights under the Guarantee first arose have been paid in full.

c) Holders may not seek a winding-up or appoint a receiver in respect of an Australand Property Group Entity.

d) Nothing in these Terms shall be construed as preventing an Australand Property Group Entity from:

   i. creating, issuing or allotting any securities or from creating, issuing or allotting, as the case may be, any debentures, notes or other forms of debt securities or incurring other liabilities; or

   ii. subscribing for additional Ordinary Units for an amount equal to any amount owing under the Guarantee, provided that that subscription will not discharge its obligations under the Guarantee unless and until the Issuer distributes an equivalent amount to Holders entitled to receive it.

e) Notwithstanding anything to the contrary in these Terms, if the responsible entity of the Australand ASSETS Trust ceases to be a related body corporate of Australand Holdings Limited, the Guarantee will apply only in respect of amounts payable on Redemption or Exchange.

4.2 ACKNOWLEDGEMENT OF TERMS OF GUARANTEE

Each Holder, by subscription for or acquisition of ASSETS, is taken to acknowledge the terms of the Guarantee as summarised in clause 4.1 and set out in full in the Guarantee Deed.

5. REDEMPTION

5.1 WHEN HOLDERS MAY GIVE A HOLDER REDEMPTION NOTICE

A Holder may give a Holder Redemption Notice to the Issuer with respect to all (but not part) of the Holder's holding of ASSETS while a Holder Redemption Event is subsisting, but no later than 20 Business Days after a Holder Redemption Event Notice has been given.

5.2 ISSUER REALISATION NOTICES

a) The Issuer may, subject to clause 5.2(b), give Holders an Issuer Realisation Notice. If the Issuer gives an Issuer Realisation Notice:

   i. in the circumstances described in clause 5.2(b)(i), it must specify the number of ASSETS which are to be Redeemed (if any), the number which are to be Exchanged (if any) and the number which are to be Resold (if any);

   ii. in the circumstances described in clauses 5.2(b)(ii) to (vii) (inclusive), all ASSETS on issue must be Redeemed or Exchanged (or a combination of one or both) and the Issuer Realisation Notice must specify how many will be Redeemed or Exchanged (as the case may be).

   In relation to any Redemption, Exchange or Resale under clauses 5.2(a)(i) and (ii), the Issuer must, subject to clauses 3 and 9.10, treat all Holders on a proportionate basis but may, subject to the Corporations Act, discriminate to take account of the effect on marketable parcels and other logistical considerations.

b) An Issuer Realisation Notice may only be given with the approval of each Australand Property Group Entity and, subject to such approval:

   i. in the circumstances described in clause 3.4(a)(i), in respect of ASSETS held by Retiring Holders, within five Business Days after the last date for receipt of responses from Holders;

   ii. subject to (i) above, no earlier than six months before and no later than 25 Business Days before a Step-up Date;

APPENDIX (CONTINUED)

iii. if the Step-up Margin applies with effect from a Step-up Date, no later than 25 Business Days before the last day of any Distribution Period following the Step-up Date;

iv. within 20 Business Days after a Change of Control Event occurs;

v. within 20 Business Days after a notice of meeting relating to a Removal of Responsible Entity Event is given;

vi. within three months after a notice of an Increased Costs Event, Regulatory Event or Accounting Event is given; or

vii. at any time the aggregate Face Value of all ASSETS on issue is less than $50 million.

5.3 REDEMPTION FOLLOWING HOLDER REDEMPTION NOTICE OR ISSUER REALISATION NOTICE

Following the receipt of a Holder Redemption Notice or giving of an Issuer Realisation Notice (and subject to the Issuer's rights under these Terms to Exchange or Resell ASSETS), the Issuer must Redeem the relevant ASSETS for an amount per ASSETS equal to the Redemption Amount. The Redemption Amount is:

C + UDA

where:

C = the Capital Amount per ASSETS; and

UDA = the Unpaid Distribution Amount per ASSETS.

5.4 REALISATION DATE

The Realisation Date for Redemption in accordance with clause 5, Exchange in accordance with clause 7 and Resale in accordance with clause 6, is the following date:

a) following a Holder Redemption Notice given in accordance with clause 5.1, 45 Business Days after the date of the Holder Redemption Event Notice;

b) following an Issuer Realisation Notice given in accordance with clauses 5.2(b)(i) and (ii), the Business Day prior to the Step-up Date;

c) following an Issuer Realisation Notice given in accordance with clause 5.2(b)(iii), the last Business Day of the Distribution Period;

d) following an Issuer Realisation Notice given in accordance with clause 5.2(b)(iv), the last Business Day of the week following the week in which the Issuer gives the Issuer Realisation Notice; or

e) following an Issuer Realisation Notice given in accordance with clauses 5.2(b)(v) to (vii) (inclusive), 25 Business Days after the date of the Issuer Realisation Notice.

5.5 HOLDER DEEMED TO AGREE TO REDEMPTION

Each Holder, by subscription for or acquisition of ASSETS, is taken to have agreed to the Redemption of the ASSETS in accordance with these Terms notwithstanding that the Holder has not requested Redemption.

6. RESALE FOLLOWING SUCCESSFUL RE-MARKETING PROCESS

6.1 RESALE

The Issuer may, instead of:

a) Redeeming or Exchanging ASSETS following action under clause 3.4(a)(i); or

b) Redeeming ASSETS pursuant to a Holder Redemption Notice under clause 5.1,

sell those ASSETS on behalf of the Holder to a third party for an amount such that the net proceeds of sale (together with any other amounts paid by the Issuer) are no less than those which would have been payable had Redemption occurred.

6.2 HOLDERS' IRREVOCABLE OFFER

Each Holder is irrevocably taken to offer to sell ASSETS to the relevant third party if the Issuer elects to procure a Resale under clause 6.1.

6.3 HOLDERS' IRREVOCABLE APPOINTMENT

Each Holder irrevocably appoints the Issuer and each of its authorised officers (each an Appointed Person) severally to be the attorney and agent of the Holder with power in the name of and on behalf of the Holder to do all such things and acts including signing all documents or transfers as may, in the opinion of the Appointed Person, be necessary or desirable in order to record or perfect the transfer of the ASSETS held by the Holder under clause 6.1.

7. EXCHANGE

7.1 EXCHANGE PROCESS

If Exchange is to occur for all or some ASSETS the subject of an Issuer Realisation Notice, then:

a) the Issuer must Redeem ASSETS for an amount equal to:

$$\frac{C + UDA}{(1 - ED)}$$

where:

C = Capital Amount per ASSETS;

ED = Exchange Discount (expressed as a decimal); and

UDA = the Unpaid Distribution Amount per ASSETS;

b) the Issuer must, in accordance with the Co-operation Deed, procure that the Australand Property Group Entities allot to the relevant Holder a number of Australand Property Group Stapled Securities calculated in accordance with clause 7.2 and the Issuer will discharge its obligation to pay the amount calculated in accordance with clause 7.1(a) to the Holder by using an amount equal to that amount (subject to clause 9.6(e)) to pay the issue price of those allotted Australand Property Group Stapled Securities (as directed by the Holder in accordance with clause 7.3); and

c) the Issuer must, in accordance with the Co-operation Deed, procure that the Holder be entered in the register of Australand Property Group members and that a holding statement be issued to the Holder in relation to the Australand Property Group Stapled Securities allotted pursuant to clause 7.1(b).

7.2 NUMBER OF AUSTRALAND PROPERTY GROUP STAPLED SECURITIES ON EXCHANGE

a) Subject to clause 7.2(b), the number of each type of Australand Property Group security to be issued as Australand Property Group Stapled Securities for each ASSETS being Exchanged, is to be calculated in accordance with the following formula:

$$\frac{X}{RV}$$

where:

RV = the VWAP calculated in respect of a period of 20 Business Days immediately preceding but not including the Realisation Date; and

X = the amount calculated in clause 7.1(a) (subject to clause 9.6(e)).

b) If the total number of Australand Property Group Stapled Securities to be issued to a Holder, as calculated in accordance with clause 7.2(a), includes a fraction, that fraction will be disregarded.

7.3 DIRECTION FROM HOLDERS

Each Holder, by subscription for or acquisition of ASSETS, is taken irrevocably to direct the Issuer to apply the amount payable under clause 7.1(a) (less, for the avoidance of doubt, any deduction under clause 9.6(e)) to pay the issue price for the Australand Property Group Stapled Securities as contemplated by clause 7.1 and to agree to become a member of the Australand Property Group Entities, notwithstanding anything which might otherwise affect Exchange, including:

a) any change in the financial position of Australand Property Group since the Issue Date;

b) any change in the entities comprising Australand Property Group; and

c) any disruption to the market or potential market for Australand Property Group Stapled Securities or to capital markets generally.

7.4 RANKING ON EXCHANGE

Australand Property Group Stapled Securities issued upon Exchange shall rank pari passu with Australand Property Group Stapled Securities then on issue in all respects.

7.5 ADJUSTMENTS FOLLOWING DE-STAPLING

If the Australand Property Group Stapled Securities are de-stapled such that no two Australand Property Group securities on issue are stapled together, then the Issuer will make all calculations in relation to any payment and Exchange as if the separate Australand Property Group securities were each an Australand Property Group Stapled Security and as if each ASSETS was split into two or more (as required) separate ASSETS with face values equal in aggregate to the Face Value or make such other adjustment as the Issuer reasonably considers appropriate or necessary to maintain that relativity.

8. NOTICES AND RECORD DATES

8.1 NOTIFICATION OF ACCOUNTING EVENT, CHANGE OF CONTROL EVENT, HOLDER REDEMPTION EVENT, INCREASED COSTS EVENT, REGULATORY EVENT AND REMOVAL OF RESPONSIBLE ENTITY EVENT

The Issuer must, within 10 Business Days of becoming aware of the occurrence of an Accounting Event, a Change of Control Event, a Holder Redemption Event, an Increased Costs Event, a Regulatory Event or a Removal of Responsible Entity Event, give notice of its occurrence to all

APPENDIX (CONTINUED)

Holders by issuing a market release to ASX, sending a copy to each Holder and publishing a notice in a daily newspaper circulating generally in Australia.

8.2 EFFECTIVENESS OF HOLDER REDEMPTION NOTICES AND ISSUER REALISATION NOTICES

a) A Holder Redemption Notice and an Issuer Realisation Notice once given, are each irrevocable, except in the circumstances specified in the definitions of Change of Control Event and Removal of Responsible Entity Event.

b) Once a Holder has given a Holder Redemption Notice, that Holder must not deal with, transfer, dispose of or otherwise encumber ASSETS the subject of the Holder Redemption Notice.

8.3 MULTIPLE REALISATION DATES

Where more than one event results in more than one Realisation Date, the Issuer must Redeem, Exchange or Resell (as the case may be) the relevant ASSETS on the earliest Realisation Date only and shall have no obligation with respect to such ASSETS on all such other Realisation Dates.

8.4 INCONSISTENT ISSUER REALISATION NOTICE AND HOLDER REDEMPTION NOTICE

An Issuer Realisation Notice prevails over any Holder Redemption Notice in respect of the same ASSETS to the extent of any inconsistency, regardless of which notice is given first.

8.5 RECORD DATES

Distribution entitlements arising under clauses 2.1 to 2.4 and the payment of any Optional Distribution Payment, Final Distribution Payment, Make-up Distribution Payment and any other payments under these Terms, are only payable to those persons named in the Register as Holders on the relevant Record Date.

8.6 IRREGULARITY

Where the Issuer is required to give a notice in relation to any act, matter or determination, the accidental omission to give that notice does not affect the validity of that act, matter or determination.

9. GENERAL

9.1 WARRANTY BY HOLDER

Each Holder is deemed, when ASSETS are Redeemed, Exchanged or Resold, to warrant and represent to the Issuer that the Holder owns such ASSETS, that they are free and unencumbered and that the Holder has not sold, alienated, donated or otherwise disposed of such ASSETS.

9.2 AUSTRALAND PROPERTY GROUP STAPLED SECURITIES PARTICIPATION

Save by virtue of Exchange under these Terms, ASSETS confer no right to subscribe for new securities in Australand Property Group or to participate in any bonus issues.

9.3 VOTING RIGHTS

Holders have no voting rights in respect of Australand Property Group Stapled Securities by virtue of their holding of ASSETS except to the extent required by law. To the extent that Holders have a right to attend and vote at any general meeting of an Australand Property Group Entity, each Holder by holding or acquiring ASSETS is deemed to have irrevocably appointed the chairman of that meeting as their proxy to vote in the absolute discretion of the chairman on any matter and to have authorised the company secretary of the relevant responsible entity to execute a proxy form to give effect to this.

9.4 AMENDMENTS TO TERMS

a) Subject to complying with all applicable laws, the Issuer may, without the authority, consent or approval of Holders, amend or add to these Terms if the Issuer reasonably considers that:

   i. the change will not adversely affect the Holders' rights; or

   ii. the changes are of a formal, minor or technical nature; or

   iii. the changes are made to correct a manifest error which derogates from the obvious meaning intended; or

   iv. the changes are expedient for the purposes of enabling ASSETS to be quoted or to retain quotation on any stock exchange or to be offered for subscription or sale; or

   v. the changes are expedient to evidence succession of another person as responsible entity of the Australand ASSETS Trust and the assumption by any such successor of the undertakings and obligations of the previous responsible entity under these Terms; or

   vi. the changes are necessary to comply with the provisions of any statute or the requirements of any statutory authority.

   If the Issuer reasonably considers that an amendment or addition in (ii) to (vi) above will adversely affect Holders' rights, the amendment or addition may only be made if it has been approved by a Special Resolution.

b) The consent of Ordinary Unitholders must be obtained before any variation is made to the rights attaching to ASSETS under these Terms if the Ordinary Unitholders reasonably consider the variation may adversely affect their interests or those of their associates.

9.5 NO RECOGNITION OF INTERESTS

The Issuer need only recognise the Holder on the Register as the person entitled to ASSETS and need not, unless required by a court, recognise any equitable or other interest in ASSETS.

9.6 PAYMENTS AND DEDUCTIONS

a) **Calculations of payments**

All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a Holder's aggregate holding of ASSETS, any fraction of a cent will be disregarded.

b) **Manner of payment to Holders**

Monies payable by the Issuer to a Holder may be paid in any manner the Issuer decides, including by any method of direct credit determined by the Issuer, to the Holder or Holders shown on the Register or to such person or place directed by them.

c) **Unsuccessful transfers**

Subject to applicable law and the ASX Listing Rules, where the Issuer:

i. decides that an amount is to be paid to a Holder by a method of direct credit and the Holder has not given a direction as to where amounts are to be paid by that method; or

ii. attempts to pay an amount to a Holder by direct credit, electronic transfer of funds or any other means and the transfer is unsuccessful; or

iii. has made reasonable efforts to locate a Holder but is unable to do so,

the amount is to be held by the Issuer for the Holder as a noninterest bearing deposit or paid by the Issuer according to the legislation relating to unclaimed money.

d) **Payment to joint Holders**

A payment to any one of joint Holders will discharge the Issuer's liability in respect of the payment.

e) **Deductions**

i. The Issuer may deduct from any amount payable to a Holder an amount equal to any withholding or other tax, duty, levy, assessment or governmental charge which the Issuer is required or authorised by any Directive or pursuant to the Constitution to deduct.

ii. The Issuer will have no obligation to pay to the relevant Holder any additional amounts for or in respect of that deduction. For the avoidance of, doubt the Unpaid Distribution Amount is subject to reduction under this clause 9.6.

9.7 PROVISION OF INFORMATION

Subject to the Corporations Act and ASX Listing Rules, each Holder (if requested by that Holder) is entitled to be provided with copies of:

a) all notices of general meeting of Australand Property Group Entities; and

b) all other documents (including annual reports and financial statements) given to Australand Property Group Stapled Security holders,

at the same time as, or as soon as reasonably practicable after, the Australand Property Group Stapled Security holders are sent copies.

9.8 NONRESIDENT HOLDERS

a) Where ASSETS are held by or on behalf of a person resident outside Australia, then, despite anything to the contrary contained in these Terms, it is a condition precedent to the issue of Australand Property Group Stapled Securities on Exchange, that all necessary Authorisations (if any) and any other statutory requirements which may then be in existence are obtained or otherwise satisfied by the Holder at the cost of the Holder.

b) Subject to the Corporations Act, where the Issuer is not satisfied that all necessary Authorisations and other statutory requirements have been obtained or otherwise satisfied, any Australand Property Group Stapled Securities which would on Exchange have been issued to the nonresident Holder will instead be issued to a nominee who will sell those Australand Property Group Stapled Securities and pay a cash amount to that nonresident Holder equal to the net proceeds received after deducting any applicable brokerage, stamp duty and other taxes or charges. If any Australand Property Group Stapled Securities which would otherwise have been issued to a nonresident Holder are sold together with Australand Property Group Stapled Securities which would have been issued to other nonresidents, the Issuer may average the aggregate sale proceeds in calculating what is payable to that Holder.

APPENDIX (CONTINUED)

9.9 INDEMNITY TO ISSUER

a) Whenever in consequence of:

i. the death of a Holder;

ii. the nonpayment of any income tax or other tax payable by a Holder;

iii. the nonpayment of any stamp or other duty by the legal personal representative of a Holder or their estate; or

iv. any other act or thing or omission in relation to each ASSETS or a Holder,

any law for the time being of any country or place imposes or purports to impose any liability of any nature whatever on the Issuer to make any payment to any Government Agency, the Issuer will, in respect of that liability, be indemnified by that Holder and their legal personal representative and any monies paid by the Issuer in respect of that liability may be recovered from that Holder and/or the Holder's legal personal representative as a debt due to the Issuer which will have a lien in respect of those monies upon ASSETS held by that Holder or their legal personal representative and upon any monies payable in respect thereof.

b) Nothing in clause 9.9(a) will prejudice or affect any right or remedy which any such law may confer or purport to confer on the Issuer.

9.10 TREATMENT OF HOLDERS

Subject to the Corporations Act, the Issuer is not obligated to treat Holders on a proportionate basis, including pursuant to clause 5.2(e)(i), if to do so would require the issue to a Holder of Australand Property Group Stapled Securities in breach of any law, regulation or provision of the ASX Listing Rules. In such circumstances, the relevant Holders' ASSETS may, subject to these Terms, be Redeemed or Resold.

9.11 QUOTATION OF ASSETS

Subject to the Redemption or Exchange of all ASSETS, the Issuer must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure and maintain quotation of ASSETS on ASX.

9.12 GOVERNING LAW

These Terms are governed by the law in force in New South Wales and the Issuer and each Holder submits to the nonexclusive jurisdiction of the courts of that place for the purposes of any legal proceedings arising out of these Terms.

9.13 NOTICES

All notices, certificates, consents, approvals, waivers and other communications in connection with ASSETS must be given in accordance with the terms of the Constitution.

9.14 NO SET OFF

Holders have no right to set off any amounts owing by them to the Issuer against any claims owing by the Issuer.

9.15 TIME LIMIT FOR CLAIMS

A claim against the Issuer for payment under these Terms is void unless made within five years of the due date for payment.

9.16 AGENT AND ATTORNEY

Each Holder appoints the Issuer as its agent and attorney with power in the name of and on behalf of the Holder to do all things necessary to give effect to Redemption, Exchange or Resale, including completing and executing such instruments for and on the Holder's behalf as the Issuer considers necessary or desirable to give effect to Redemption, Exchange or Resale in accordance with these Terms.

10. DEFINITIONS AND INTERPRETATION

10.1 DEFINITIONS

The following words and expressions have the following meanings:

Accounting Event means any change in Australian equivalents to International Financial Reporting Standards or their interpretation or implementation, as confirmed with the Australand ASSETS Trust's auditors, which has the effect that the ASSETS would be treated as a liability for the purposes of the consolidated accounts of Australand Property Group.

Appointed Person has the meaning given to it in clause 6.3.

ASSETS has the meaning given to it in clause 1.1.

ASSETS Distribution Payment means the amount calculated in accordance with clause 2.2.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691), or the market operated by it, as the context requires.

ASX Listing Rules means the listing rules of ASX with any modification or waiver in their application to the Australand ASSETS Trust, Australand Property Group or an Australand Property Group Entity, which ASX has or may grant from time to time.

ASX Market Rules means the market rules of ASX.

Australand ASSETS Trust means the trust named Australand ASSETS Trust established under the Constitution.

Australand Holdings Limited means Australand Holdings Limited (ABN 12 008 443 696).

Australand Property Group means the entities in the Australand Property Group with quoted securities which are stapled to each other from time to time. At the Issue Date, Australand Property Group comprised Australand Holdings Limited and Australand Property Trust (whose securities are stapled) and will, if the Merger Proposal completes, comprise Australand Holdings Limited, Australand Property Trust and one or both of AWPT4 and AWPT5.

Australand Property Group Entities means an entity forming part of Australand Property Group, or the responsible entity of such an entity, as the context may require.

Australand Property Group Responsible Entity means a company which is the responsible entity of a trust forming part of Australand Property Group.

Australand Property Group Stapled Securities means any two or more securities of Australand Property Group stapled together and trading as quoted stapled securities which are on issue from time to time, recognising that in the future there may be restructures of Australand Property Group and the component securities of the Australand Property Group Stapled Securities.

Australand Property Group Stapled Security holder means a holder of Australand Property Group Stapled Securities from time to time.

Australand Property Limited means Australand Property Limited (ABN 90 105 462 137, AFSL 231130) in its capacity as responsible entity of Australand Property Trust or such other responsible entity of Australand Property Trust from time to time.

Australand Property Trust means Australand Property Trust (ARSN 106 680 424).

Authorisation includes any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, approval, direction, declaration, authority or exemption from, by or with any government or any Government Agency.

AWPT4 means Australand Wholesale Property Trust No 4 (ARSN 108 254 413).

AWPT5 means Australand Wholesale Property Trust No 5 (ARSN 108 254 771).

Bid Notice has the meaning given to it in clause 3.3(b).

Business Day means a Trading Day as defined in the ASX Listing Rules.

Capital Amount has the meaning given to it in clause 2.2(a).

Change of Control Event occurs when:

a) a takeover bid under chapter 6 of the Corporations Act is made to acquire all or some of the Australand Property Group Stapled Securities on issue and the offer under such takeover bid is, or becomes, unconditional and the bidder has acquired at any time during the offer period a relevant interest in more than 50% of the Australand Property Group Stapled Securities on issue, excluding circumstances where the bidder had a 50% interest or greater before the offer period; or

b) an Australand Property Group Entity proposes for consideration by its members a scheme which, if approved and implemented, will result in a person acquiring a relevant interest in more than 50% of the Australand Property Group Stapled Securities that will be on issue after the scheme is implemented (excluding circumstances where that person had a 50% interest or greater at the time the scheme is proposed), and that entity releases to the market an opinion from an independent expert that the proposed scheme is fair and reasonable or the scheme is subsequently approved by Australand Property Group Stapled Security holders. Notwithstanding the foregoing, if after a Change of Control Event occurs, the scheme is not approved by Australand Property Group Stapled Securityholders, the Change of Control Event will be deemed never to have occurred and any notice given as a result of such event will be deemed to have been revoked. In order to ensure that action is not taken prematurely in relation to clause 5.4(d), the time period referred to in clause 5.4(d) shall be extended if necessary so that it expires on the date of such approval.

Constitution means the constitution of the Australand ASSETS Trust as amended from time to time.

Co-operation Deed means the deed between the Issuer and the Australand Property Group Entities from time to time, pursuant to which, among other matters, Australand Property Group Stapled Securities will be issued to Holders in accordance with clause 7.1.

Corporations Act means the Corporations Act 2001 (Cth).

Directive means:

a) a law; or

b) a treaty, official directive request, guideline or policy (whether or not having the force of law) with which responsible financiers comply in carrying on their business.

APPENDIX (CONTINUED)

Distributable Income means the distributable income of the Australand ASSETS Trust for a Distribution Period as determined by the Issuer in accordance with the Constitution.

Distribution Payment Date means 11 Business Days (or such other number of Business Days as the Issuer may determine, being not more than 20 Business Days) after the last day of each Distribution Period and, for any ASSETS to be Redeemed or Exchanged, the Realisation Date.

Distribution Period means each quarterly period ending on and including 31 March, 30 June, 30 September and 31 December each year, but, in the case of the first such period, means the period commencing on (and including) the Issue Date and ending on (and including) 31 December 2005 and, in the case of the last such period, means the period commencing on (and including) the first day of the calendar quarter in which the Realisation Date falls and ending on (and including) the Realisation Date.

Distribution Rate has the meaning given to it in clause 2.2(a).

Exchange means the Redemption of ASSETS by the Issuer and the issue of Australand Property Group Stapled Securities in accordance with clause 7.1. **Exchanged, Exchangeable and Exchanging** have corresponding meanings.

Exchange Discount (expressed as a decimal) means 2.50%.

Face Value has the meaning given to it in clause 1.2(d).

Final Distribution Payment means the ASSETS Distribution Payment calculated for the final Distribution Period ending on the Realisation Date.

Government Agency means a government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

Guarantee means the subordinated guarantee provided, subject to the Corporations Act, by the Australand Property Group Entities for the benefit of the Holders, contained in the Guarantee Deed.

Guarantee Deed means the deed made by Australand Property Group Entities which includes a guarantee, on a subordinated basis, of the obligations of the Issuer under these Terms for the benefit of the Holders.

Hold Notice has the meaning given to it in clause 3.3(c).

Holder means a holder of ASSETS from time to time as recorded on the Register.

Holder Redemption Event means:

a) a breach by the Issuer or the Australand Property Group Entities of the restrictions or obligations set out in clause 2.5; or

b) a Winding-up Event occurs with respect to an Australand Property Group Entity or, while the Issuer is a related body corporate of Australand Holdings Limited, the Australand ASSETS Trust.

Holder Redemption Event Notice means a notice given by the Issuer in accordance with clause 8.1 following a Holder Redemption Event.

Holder Redemption Notice means a notice given by a Holder in accordance with clause 5.1.

Increased Costs Event occurs if the directors of the Issuer resolve on reasonable grounds (having obtained an opinion from a reputable legal counsel or tax adviser) that a change in any taxation law, regulation, interpretation or ruling issued by any relevant government body, or a change in interpretation as decided by a court of law, has occurred or is announced at any time after the Issue Date and that change may result in more than a negligible increase in costs or denial of a deduction or other tax benefit for the Issuer, or more than a negligible increase in costs or denial of a deduction or other tax benefit for Australand Property Group, in relation to ASSETS or the investments or loans between entities in Australand Property Group.

Initial Margin means the margin determined in accordance with the bookbuild process as described in the PDS.

Issue Date means the first date upon which ASSETS are allotted.

Issuer means Australand Property Limited (ABN 90 105 462 137, AFSL 231130) in its capacity as responsible entity of the Australand ASSETS Trust or its successor as responsible entity.

Issuer Realisation Notice means a notice given by the Issuer to a Holder in accordance with clause 5.2(a).

Make-up Distribution Payment means, with respect to any ASSETS on any Realisation Date, an amount which is equal to the Optional Distribution Payment for the four Distribution Periods or 12 months prior to that in which the Realisation Date falls.

Margin has the meaning given to it in clause 2.2.

Market Rate means:

a) for the first Distribution Period, the rate (expressed as a percentage per annum) equal to the average mid Bank Bill Swap Reference Rate for a term of three months

as displayed on the Reuters BBSW page (or any page which replaces that page) on the date on which the Initial Margin is set or on the Issue Date (whichever is the higher rate) or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30 am (Sydney time) on that date, the rate calculated by the Issuer having regard to the extent possible to:

i. the rates otherwise bid and offered for bills of three months or for funds of that tenor displayed on the Reuters BBSW page (or any page which replaces that page) at that time on that date; and

ii. if bid and offer rates for bills of three months are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

b) in respect of the second and subsequent Distribution Periods until the first Step-up Date, the rate (expressed as a percentage per annum) equal to the average mid Bank Bill Swap Reference Rate for a term of three months as displayed on the Reuters BBSW page (or any page which replaces that page) on the first Business Day of that Distribution Period or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30 am (Sydney time) on that date, the rate calculated by the Issuer having regard to the extent possible to:

i. the rates otherwise bid and offered for bills of three months or for funds of that tenor displayed on the Reuters BBSW page (or any page which replaces that page) at that time on that date; and

ii. if bid and offer rates for bills of three months are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

c) in respect of Distribution Periods between Step-up Dates commencing with a Step-up Date which follows a Successful Re-marketing Process, the rate determined by the Issuer as part of the Re-marketing Process; and

d) in respect of Distribution Periods following a Step-up Date which does not immediately follow a Successful Re-marketing Process, the rate calculated in accordance with (b) above.

Merger Proposal means the stapling of the securities of one or both of AWPT4 and AWPT5 to the securities of Australand Holdings Limited and Australand Property Trust under arrangements which are subject to a number of conditions precedent, including the approval of Australand Property Group Stapled Security holders.

New Margin means the Margin set by the Issuer pursuant to clause 3.4(a)(i) if there is a Successful Re-marketing Process.

Non-payment Event occurs if an ASSETS Distribution Payment is not paid in full within five Business Days after the relevant Distribution Payment Date.

Optional Distribution Payment means the amount payable by or on behalf of the Issuer under clause 2.8.

Ordinary Unitholders means the holders of Ordinary Units.

Ordinary Units means ordinary units in the Australand ASSETS Trust.

Paid-up Amount means at any time that part of the issue price of ASSETS which was required to be paid up and has been paid up at that time.

PDS means the product disclosure statement for the offer of ASSETS to be issued by the Issuer and dated on or about 2 August 2005, as supplemented from time to time.

Realisation Date means, in relation to an ASSETS, the date determined in accordance with clause 5.4.

Record Date means, in relation to a Distribution Payment Date or any other date on which payments are to be made to Holders, 5.00 pm (Sydney time) on the date which is the last day of the Distribution Period to which that Distribution Payment Date relates (or such other period determined by the directors of the Issuer before such Distribution Payment Date or other date).

Redeem means the redemption of ASSETS by the Issuer in accordance with clause 5.3. Redeemed, Redeeming, Redeemable and Redemption have corresponding meanings.

Redemption Amount has the meaning given to it in clause 5.3.

Register means the register of Holders maintained by or on behalf of the Issuer in accordance with the Constitution.

Regulatory Event occurs if the directors of the Issuer resolve on reasonable grounds (having obtained an opinion from a reputable legal counsel) that there is more than an insubstantial risk that Australand Property Group will be exposed to the imposition of additional requirements which the directors (acting reasonably) determine to be unacceptable, as a result of the occurrence of either of the following on or after the Issue Date:

a) the introduction, enactment, amendment, change, repeal, replacement or revocation of any law or regulation affecting securities or any amendment or change to the ASX Listing Rules, or the announcement (including on a prospective basis) of any of the foregoing by a Government Agency or ASX; or

APPENDIX (CONTINUED)

b) any pronouncement, action or decision of a Government Agency or ASX interpreting or applying any such law or regulation or ASX Listing Rule.

Related body corporate has the meaning given to it in the Corporations Act.

Re-marketing Process means the process described in clause 3.

Re-marketing Process Invitation means an invitation given by the Issuer to Holders when initiating a Re-marketing Process.

Removal of Responsible Entity Event occurs if the members of either the Australand ASSETS Trust or an Australand Property Group Entity which is a trust take action to convene a meeting under section 601FM of the Corporations Act to remove the responsible entity of the Australand ASSETS Trust or relevant Australand Property Group Entity. In order to ensure that the Issuer Realisation Notice is not given prematurely, the time period of 25 Business Days referred to in clause 5.4(e) shall be extended if necessary so that it expires on the date the resolution to remove the relevant responsible entity is passed. If the resolution is not passed, the Removal of Responsible Entity Event will be deemed never to have occurred and any notice given as a result of such event will be deemed to have been revoked.

Resale means the sale of ASSETS by the Issuer on behalf of a Holder in accordance with clause 6. Resell and Resold have corresponding meanings.

Retiring Holder means a Holder who, in a Re-marketing Process, provides a Step-up Notice or a Bid Notice specifying a margin higher than the resulting New Margin.

Senior Creditor means any secured or unsecured creditor of an Australand Property Group Entity to whom it must make payment in respect of any Unsubordinated Debt.

Shares means fully paid ordinary shares in the capital of Australand Holdings Limited.

Special Resolution means a resolution passed by 75% or more of votes at a meeting of Holders in accordance with the relevant provisions of the Constitution.

Step-up Date means the date with effect from which changes to certain of the Terms may be made by the Issuer, the first such date occurring on the first day of the first Distribution Period following the third anniversary of the Issue Date and then (subject to a Successful Re-marketing Process occurring before a Step-up Date) each third anniversary thereafter (or such other time period as may be specified under clause 3.4(a)(i)).

Step-up Margin means the Margin which prevailed immediately before the relevant Step-up Date plus the Step-up Percentage.

Step-up Notice has the meaning given to it in clause 3.3(a).

Step-up Percentage (expressed as a decimal) means 2.50%.

Successful Re-marketing Process means a Re-marketing Process which results in a Margin being set by the Issuer pursuant to clause 3.4(a)(i).

Tax Act means:

a) the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth), as the case may be (as consolidated, amended, re-enacted or replaced); and

b) any other Act setting the rate of income tax payable and any regulation promulgated under it.

Terms means these terms and conditions.

Unpaid Distribution Amount means the Final Distribution Payment plus the Make-up Distribution Payment (if any).

Unsubordinated Debt means, in respect of an Australand Property Group Entity, each claim against it which, in the event of insolvency or winding-up, is not (otherwise than by reason of any statutory provision) either:

a) subordinated in any manner to the claims of its unsecured creditors; or

b) by the terms of any agreement, deed or instrument entered into with it, stated or required to be subordinated in any manner to the claims of its unsecured creditors.

VWAP means the average of the daily volume weighted average sale price per Australand Property Group Stapled Security sold on ASX during the relevant periods specified elsewhere in these Terms, but does not include any transaction defined in the ASX Market Rules as a "special", crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, crossings during the closing phase, overnight crossings or any overseas trades or trades pursuant to the exercise of options over Australand Property Group Stapled Securities.

For the purposes of calculating VWAP, if, on some or all of the Business Days in the relevant period, Australand Property Group Stapled Securities have been quoted on ASX as cum any distribution or entitlement but Australand Property Group Stapled Securities will be issued under these Terms ex such distribution or entitlement, then the VWAP on the Business Days on which those Australand Property Group Stapled

Securities have been quoted cum distribution or entitlement shall be reduced by an amount equal to:

a) in the case of a distribution, the amount of that distribution including, if the distribution is franked, the amount that would be included in the assessable income of the recipient of the distribution who is both a resident of Australia and a natural person under the Tax Act;

b) in the case of an entitlement which is traded on ASX on any of those Business Days, the average of the daily volume weighted average sale price for such entitlement sold on ASX during the relevant period on the Business Days on which those entitlements were traded; or

c) in the case of an entitlement not traded on ASX during the relevant period, the value of the entitlement as reasonably determined by the Issuer.

Conversely, where on some or all of the Business Days in the relevant period, Australand Property Group Stapled Securities have been quoted on ASX as ex any distribution or entitlement but Australand Property Group Stapled Securities will be issued under these Terms cum such distribution or entitlement, then the VWAP on the Business Days on which those Australand Property Group Stapled Securities have been quoted ex distribution or entitlement shall be increased in accordance with (a), (b) and (c) above in this definition of VWAP (with the necessary changes).

Where a specified period is stated in relation to the determination of VWAP and on any of the Business Days during that period Australand Property Group Stapled Securities were subject to a trading halt or suspended, the period shall be extended by the number of Business Days on which Australand Property Group Stapled Securities were not able to be traded or were suspended.

Where Australand Property Group Stapled Securities are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the period over which the VWAP is calculated, the VWAP will be adjusted by the Issuer as it considers appropriate and these Terms will be construed accordingly.

Winding-up Event means any of the following events occurring with respect to an entity:

a) the entity resolves in general meeting, or by special resolution in lieu of a general meeting, to be wound up or to appoint a liquidator;

b) an administrator, liquidator or provisional liquidator is appointed to the entity;

c) a court makes an order to wind up or appoint a liquidator to the entity (other than to effect a solvent reconstruction or amalgamation);

d) a receiver, receiver and manager, administrative receiver, statutory manager or similar officer is appointed to all or substantially all of the assets and undertaking of the entity;

e) the entity enters into a compromise, arrangement or composition with, or assignment for the benefit of, its creditors or a class of them; or

f) in the case of any entity which is a trust, the trust terminates or the responsible entity of the trust resolves to terminate the trust or a court makes an order to wind up the trust (other than to effect a solvent reconstruction),

but does not include any corporate action or event the sole or primary purpose of which is to procure that AWPT4 or AWPT5 become sub-trusts of Australand Property Trust or that all or substantially all of the assets of AWPT4 or AWPT5 are transferred to Australand Property Trust or any sub-trust or sub-trusts of Australand Property Trust.

10.2 INTERPRETATION

Unless the context otherwise requires,

a) if there is any inconsistency between the provisions of these Terms and any other document issued in relation to the offer of ASSETS (including the Constitution of which these Terms form part), then, to the maximum extent permitted by law, the provisions of these Terms will prevail;

b) if a calculation is required under these Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places;

c) headings are for convenience only and do not affect the interpretation of these Terms;

d) Australian dollars, dollars, cents, $ or A$ is a reference to the lawful currency of Australia;

e) a group of persons is a reference to any two or more of them jointly and to each of them individually;

f) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

g) anything (including an amount) is a reference to the whole and each part of it;

h) a document (including these Terms) includes any variation or replacement of it;

APPENDIX (CONTINUED)

i) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

j) an accounting term is a reference to that term as it is used in Australian equivalents to International Financial Reporting Standards;

k) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

l) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

m) the singular includes the plural and vice versa; and

n) a reference to a time of day is a reference to Sydney time.

Notes

AUSTRALAND

NOTICE OF 2006 ANNUAL AND GENERAL MEETINGS

AUSTRALAND
LEVEL 3, 1C HOMEBUSH BAY DRIVE
RHODES NSW 2138 AUSTRALIA
TEL: + 61 2 9767 2000
FAX: + 61 2 9767 2900
www.australand.com.au





Proxy Form

Australand Holdings Limited (ABN 12 008 443 696)
Australand Property Trust (ARSN 106 680 424)
Australand Property Trust No.4 (ARSN 108 254 413)
Australand Property Trust No.5 (ARSN 108 254 771)

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8234 5050
www.computershare.com
All Proxies Facsimile 61 3 9473 2118

Appointment of Proxy

I/We being a member/s of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No. 4 and Australand Property Trust No. 5 (together, Australand) and entitled to attend and vote hereby appoint

☐ the Chairman of the Meetings (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meetings as your proxy please write here the full name of the individual or body corporate (excluding the registered security holder) you are appointing as your proxy.

or failing the person named, or if no person is named, the Chairman of the Meetings, as my proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual and General Meetings of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No. 4 and Australand Property Trust No. 5 to be held at the **Melbourne Room, Sofitel Wentworth Sydney, 61 - 101 Phillip Street, Sydney NSW on Thursday 20 April 2006 at 10.00am** and at any adjournment of the meetings. Subject to the important note below, if the Chairman of the Meetings is your proxy and you do not specifically direct how your proxy is to vote on a resolution, you will be taken to have directed the Chairman to vote in favour of the resolution and the Chairperson will exercise your votes in favour of the resolution.

☐ **IMPORTANT NOTE FOR RESOLUTION 5**
If the Chairman of the Meeting is your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote on Resolution 5 below, please place a mark in this box. By marking this box you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him, other than as proxy holder, will be disregarded because of that interest. *If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meetings will not cast your* votes on Resolution 5 and your votes will not be counted in computing the required majority if a poll is called on these Resolutions. The Chairman of the Meetings intends to vote undirected proxies in favour of Resolution 5.

Voting directions to your proxy - please mark X to indicate your directions

Items of Business		For	Against	Abstain*
2.	Adoption of the Remuneration Report (this resolution is advisory only)			
3.1	To elect Mr. Paul Dean Isherwood as a director			
3.2	To re-elect Mr. William John Beerworth as a director			
3.3	To re-elect Mr. Lt. Gen (Ret'd) Winston Choo as a director			
4.1	To amend the Constitution of Australand Property Trust			
4.2	To amend the Constitution of Australand Property Trust No. 4			
4.3	To amend the Constitution of Australand Property Trust No. 5			
5.	To approve the issue of stapled securities on exchange of ASSETS			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Security holder 1	Security holder 2	Security holder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ________ Contact Daytime Telephone ________ Date / /

ALZ TBA

How to complete this Proxy Form

1 Your Address

This is your address as it appears on Australand's security holders register. If this information is incorrect, please mark the box and make the correction on the form. Security holders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meetings as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meetings please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meetings, the Chairman of the Meetings will be your proxy. A proxy need not be a security holder of Australand. Do not write the name of the issuer company or the registered security holder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you mark the box in the Important Note, and do not mark any of the boxes on Resolution 5 and your proxy is the Chairman, you will be taken to have directed the Chairman to vote in favour of Resolution 5. If you do not mark the box in the Important Note and do not mark any of the boxes on Resolution 5 and your proxy is the Chairman, your votes will not be cast on the resolution. If your proxy is the Chairman and you have not directed him how to vote on any other resolution, you will be taken to have directed the Chairman to vote in favour of those items. If your proxy is a person other than the Chairman and you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item, your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meetings and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Australand's security holders registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the security holders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate security holder or proxy is to attend the meetings the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from Australand's security holders registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meetings. Any Proxy Form received after that time will not be valid for the scheduled meetings.

Documents may be lodged using the reply paid envelope or:

IN PERSON Registered Office - Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138 Australia; or
Security holder Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia.

BY MAIL Registered Office - Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138 Australia; or
Security holder Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 8060 Australia.



QUESTIONS FROM SECURITY HOLDERS
2006 ANNUAL AND GENERAL MEETINGS

Your questions regarding any matter relating to Australand that may be relevant to the 2006 Annual and General Meetings are important to us. You are invited to submit any questions you may have in advance of the meetings.

If you have any questions, please return this form in the reply paid envelope provided or fax it to: +61 2 9767 2900. All questions must be received by 5.00pm on Tuesday 18 April 2006.

We will attempt to respond to as many of the more frequently asked questions as is possible at the Annual and General Meetings. Responses to the more frequently asked questions will be available on Australand's website www.australand.com.au after the meetings. The Chairman will permit the Auditor to answer any written questions submitted to the Auditor.

Security holders who attend the meeting and who have not submitted questions will still have an opportunity to raise questions on the day of the meeting.

Security holder's name

Address

Security holder Reference Number (SRN) or Holder Identification Number (HIN)

I												or	X											

Please tick the relevant box: My question is for the: ☐ Chairman ☐ Auditor

QUESTION/S

AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696)
AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137; AFS LICENCE NO. 231130) AS THE RESPONSIBLE ENTITY OF AUSTRALAND PROPERTY TRUST (ARSN 106 680 424) AND AUSTRALAND ASSETS TRUST (ARSN 115 338 513)
AUSTRALAND INVESTMENTS LIMITED (ABN 12 086 673 092; AFS LICENCE NO. 228837) AS THE RESPONSIBLE ENTITY OF AUSTRALAND PROPERTY TRUST NO.4 (ARSN 108 254 413) AND AUSTRALAND PROPERTY TRUST NO.5 (ARSN 108 254 771)
LEVEL 3, 1C HOMEBUSH BAY DRIVE, RHODES NSW 2138

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	AUSTRALAND PROPERTY GROUP
Company Registration No.	ABN 90 105 462 137
Announcement submitted on behalf of	AUSTRALAND PROPERTY GROUP
Announcement is submitted with respect to *	AUSTRALAND PROPERTY GROUP
Announcement is submitted by *	PHIL MACKEY
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	20-Mar-2006 11:59:49
Announcement No.	00016

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	AUSTRALAND 2005 ANNUAL REPORT
Description	
Attachments:	ASXannouncement20Mar062005FinancialReportsAPTAPT4APT5SGX.pdf Total size = **1071K** (2048K size limit recommended)

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82 - 4507

ASX ANNOUNCEMENT
ASX CODE: ALZ

20 March 2006

2005 Financial Reports

Please find attached a copy of the Financial Reports for the year ended 31 December 2005 for Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 that have been sent to security holders today.

For further information please contact:

Phil Mackey
Company Secretary
Phone: 61 2 9767 2182
Email: pmackey@australand.com.au

AUSTRALAND

FINANCIAL REPORTS

YEAR ENDED
31 DECEMBER 2005

AUSTRALAND PROPERTY TRUST
ARSN 106 680 424

AUSTRALAND PROPERTY TRUST NO 4
ARSN 108 254 413

AUSTRALAND PROPERTY TRUST NO 5
ARSN 108 254 771


Report
ancial Report
ancial Report

82 - 4507

AUSTRALAND PROPERTY TRUST

ARSN 106 680 424

FINANCIAL REPORT

31 DECEMBER 2005

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

The directors of Australand Property Limited (ABN 90 105 462 137) (Responsible Entity) as the responsible entity of Australand Property Trust (Trust) present their Report, together with the financial report of the Trust and the consolidated financial report of the consolidated entity, being the Trust and its controlled entities, for the financial year ended 31 December 2005 and the auditor's report thereon.

The Responsible Entity of the Trust is an entity incorporated in New South Wales. The immediate parent entity of the responsible entity is Australand Holdings Limited (ABN 12 008 443 696), incorporated in New South Wales, and its ultimate parent entity is Temasek Holdings (Private) Ltd, a company incorporated in Singapore.

Directors

The following persons were directors of the Board during the financial year and up to the date of this report:

THAM Kui Seng (Chairman)
James Glen SERVICE, AO (Deputy Chairman)
Brendan Patrick CROTTY (Managing Director)
William John BEERWORTH
Lt Gen (Ret'd) Winston CHOO
Ian Farley HUTCHINSON
Paul Dean ISHERWOOD (Appointed a Director on 15 December 2005)
KEE Teck Koon
LUI Chong Chee

Mr Sam Kavourakis and Mr Lyndsay Shaddock were directors from the beginning of the financial year until their resignation on 14 October 2005.

Directors' qualifications, experience and special responsibilities

THAM Kui Seng
Non-executive director
Chairman of the Board and Member of the Remuneration Committee
Appointed to the Board on 31 January 2001
Age 48

Experience & other directorships

Mr Tham brings to the Board considerable business experience and a strong management background.

He was appointed a Director and Chairman in January 2001. Mr Tham is currently the Chief Corporate Officer of CapitaLand Limited. He was formerly Chief Operating Officer of Pidemco Land Limited, having joined that company in 1996.

Qualifications

Mr Tham holds a Bachelor of Arts (First Class Honours) degree in Engineering Science from Oxford University.

James Glen SERVICE AO
Independent non-executive director
Deputy Chairman
Chairman of the Audit Committee and a Member of the Remuneration Committee
Appointed to the Board on 12 July 1995
Age 73

Experience & other directorships

Mr Service is a very experienced listed company director and brings to the Board considerable property sector experience.

He is Executive Chairman of JG Service Pty Ltd, a specialist property consulting company. He serves on the board of a number of public and private companies including as Chairman of ACTEW Corporation Ltd, director of Challenger Financial Services Group and as a Non-executive Director of CapitaMall Property Trust Management Ltd. Mr Service is a past national president of the Property Council of Australia and continues to be involved in a number of other government, cultural and community organisations.

Directorships of listed entities within the last three years

Challenger International Limited (appointed 8 April 2002 and resigned 18 August 2003) and Challenger Financial Services Group Ltd (appointed 6 November 2003).

Qualifications

Mr Service's qualifications are (Hon) Life Fellow Australian Institute of Building, Fellow of Chartered Secretaries Australia, Fellow CPA Australia and Adjunct Professor National Institute for Governance.



Brendan Patrick CROTTY
Executive director
Managing Director
Appointed to the Board on 20 June 1985
Age 59

Experience & other directorships

Mr Crotty has extensive expertise in the property industry having worked in the sector for the entire length of his professional career.

He has been Managing Director of Australand since 1990. He joined Australand Holdings Limited (then the Land Division of Hooker Corporation Limited) in 1977, where he held a number of general management positions, before becoming Executive General Manager of the Land, Housing and Apartment Divisions. Prior to 1977, Mr Crotty held senior positions in a property development company and was a partner in a professional firm of surveyors, town planners and civil engineers.

Qualifications

Mr Crotty has formal qualifications in surveying, town planning and business administration and also completed an advanced general management course at IMEDE, Lausanne, Switzerland. He is a Fellow of the Australian Property Institute and the Australian Institute of Company Directors and is also a Member of the Planning Institute of Australia.

William John BEERWORTH
Independent non-executive director
Chairman of the Corporate Governance Committee, Member of the Risk and Compliance Committee, Remuneration Committee and Nomination Committee
Appointed to the Board on 20 March 1997
Age 60

Experience

Mr Beerworth is an investment banker and solicitor and brings to the Board extensive experience in investment banking and in corporate law and governance.

He is Managing Director of Beerworth and Partners Limited, a corporate advisory firm specialising in mergers, acquisitions and corporate transactions. He has held a number of senior positions, including Director of HSBC Australia Limited, Managing Director of HSBC Australia Corporate Finance Limited, Senior Partner of Mallesons Stephen Jaques and Senior Assistant Secretary of the Commonwealth Attorney-General's Department.

Qualifications

Mr Beerworth's formal qualifications include Bachelor's degrees in Arts and Law from the University of Sydney, Master of Laws and Doctor of Juridical Science from the University of Virginia, Master of Commerce from the University of New South Wales and Master of Business Administration from Macquarie Graduate School of Management. He is a Fellow of CPA Australia, Australian Institute of Company Directors, Tax Institute and Australian Institute of Management.

Other directorships

He is Chairman of Contango Asset Management Limited, a substantial wholesale funds manager and is on several Faculty Advisory Boards.

He is a member of the Australian Competition Tribunal and was a member of the Financial System Inquiry Committee (the "*Wallis Committee*").

Lt. Gen (Ret'd) Winston CHOO
Independent non-executive director
Member of the Audit Committee
Appointed to the Board on 15 July 1997
Age 64

Experience & other directorships

Lt Gen (Ret'd) Choo provides the board with a wealth of leadership and management expertise from serving as Singapore's Chief of Defence Force from 1974 to 1992 and his experience as a company director on several listed companies since 1993.

From 1994 to 1997, he served as Singapore's High Commissioner to Australia and concurrently Ambassador to Fiji. From July 2001 to September 2005, he served as Singapore's Non-resident High Commissioner to South Africa. General Choo is currently Singapore's Non-resident High Commissioner to Papua New Guinea and Non-resident Ambassador-designate to Israel. He is Chairman of Rowsley Ltd, FairVision Pte Ltd, WOW Vision Pte Ltd, Tridex Pte Ltd, Singapore Red Cross Society and a member of the Board of Rowsley Capital Pte Ltd, Rowsley Ventures Pte Ltd, Foodfare Catering Pte Ltd and Cougar Logistics Corporation Ltd.

Qualifications

General Choo's formal qualifications include a Master of Arts in History from Duke University, USA and completion of the Advanced Management Programme at Harvard University.

Ian Farley HUTCHINSON
Independent non-executive director
Chairman of the Nomination Committee, Member of the Audit Committee, Risk and Compliance Committee and Corporate Governance Committee
Appointed to the Board on 11 December 2001
Age 67

Experience & other directorships

Mr Hutchinson is an experienced company director and also brings to the Board extensive experience in Corporate Law.

Mr Hutchinson has extensive experience in corporate law having been Senior Partner and Chairman of the National Firm and a Partner of Freehills for 30 years. He also has extensive experience as Chairman or a Member of Audit, Risk and Compliance and Corporate Governance Committees of other companies. He has also served on advisory and review committees for the Australian Federal Government.

Directorships of listed entities within the last three years

Heggies Bulkhaul Limited (appointed 12 October 2001 and resigned 29 October 2004); Global Mining Investments Limited (appointed 28 January 2004 and resigned 9 December 2005).

Other directorships

He is Chairman of Hoya Lens Australia Pty Limited and is a director of Zurich Financial Services Australia Limited (Group).

Qualifications

Mr Hutchinson holds a Bachelor of Law degree from the University of Sydney.

Paul Dean ISHERWOOD
Independent non-executive director
Member of the Audit Committee
Appointed to the Board on 15 December 2005
Age 67

Experience

Mr Isherwood is an experienced company director and also brings to the Board a strong finance and accounting background.

Mr Isherwood also has proven leadership experience from his career with Coopers & Lybrand that spanned 38 years. During this time Paul was National Chairman and Managing Partner of Coopers & Lybrand (Australia) from 1985 to 1994 and served on the International Board and Executive Committee of the firm from 1985 to 1994. On his retirement from Coopers & Lybrand in 1995, Mr. Isherwood commenced a career as a non-executive director and since that time has acquired extensive corporate governance experience, including as Chairman, across different industry sectors, and mostly with listed public companies.

Directorships of listed entities within the last three years

Chairman, Globe International Limited (appointed 30 March 2001); Chairman, Stadium Australia Management Limited (appointed 11 March 1996); Director, St George Bank Limited (appointed 27 October 1997).

Other directorships

He is Chairman of NM Rothschild Australia Holdings Pty Limited, St George Bank New Zealand Ltd and Munich Reinsurance Company of Australasia Ltd.

Qualifications

Mr Isherwood is a Fellow of the Institute of Chartered Accountants in Australia.

KEE Teck Koon
Non-executive director
Appointed to the Board on 27 February 2004
Age 49

Experience & other directorships

Mr Kee brings to the Board extensive experience in the property sector.

He is the Vice Chairman of CapitaLand Retail Ltd and CapitaLand Commercial and Integrated Development Ltd. He is also the Chief Executive Officer of CapitaLand Financial Ltd, which is the manager of two REITs in Singapore, namely CapitaMall Trust (the first listed REIT in Singapore) and CapitaCommercial Trust Management Limited.

Qualifications

Mr Kee holds Bachelors (Honours) and Masters degrees in Engineering Science from Oxford University.

LUI Chong Chee
Non-executive director
Member of the Audit Committee, Corporate Governance Committee and Nomination Committee
Appointed to the Board on 11 December 2001
Age 45

Experience & other directorships

Mr Lui is the Chief Executive Officer of CapitaLand Residential Limited, a Director of Raffles Holdings Limited and an Alternate Director of The Ascott Group Limited.

Mr Lui joined CapitaLand Limited in November 2001 as Chief Financial Officer. He had oversight of all finance and treasury functions in the group and was instrumental in strengthening the balance sheet of the CapitaLand Group. He relinquished his role as Chief Financial Officer and assumed the role as Chief Executive Officer of CapitaLand Residential Limited on 1 July 2005.

Prior to joining CapitaLand Limited in November 2001, Mr Lui was the Managing Director of Citigroup Investment Bank (Singapore) Limited, which he joined in July 1986. Mr Lui was responsible for debt and equity capital markets and financial advisory business in Singapore. He has 15 years of experience in investment banking, including origination and implementation of various capital market financial instruments, mergers and acquisitions and financial advisory transactions in Singapore.

Qualifications

Mr Lui holds a Master of Business Administration in Finance and International Economics and a Bachelor of Science degree in Business Administration (magna cum laude) from New York University, U.S.A.

Secretaries of the Board

Details of company secretaries of the Board in office at the date of this report, and each company secretary's qualifications and experience are below:

Philip John MACKEY
Company Secretary
Age 48

Mr Mackey was appointed Company Secretary of Australand Holdings Limited and Australand Investments Limited on 16 June 2003 and Australand Property Limited on 9 July 2003.

Mr. Mackey has over 24 years experience in commercial and professional services sectors encompassing company secretarial, corporate governance, compliance, risk management, treasury, audit and accounting activities. He has been a Company Secretary for the past nine years. Mr Mackey joined Australand in June 2003, prior to which he was Assistant Company Secretary of AMP Limited and held various senior management roles with that organisation over an eleven year

period. Prior to AMP, Mr Mackey was a senior audit manager with the international accounting firm of Deloitte Touche Tohmatsu.

Mr Mackey holds a Bachelor of Business and a Graduate Diploma in Company Secretarial Practice. He is a Fellow of Chartered Secretaries Australia, an Associate of the Institute of Chartered Accountants, Australia and a Member of the Australian Institute of Company Directors.

Michael Bowden NEWSOM
General Counsel
Age 53
Mr Newsom was appointed a Company Secretary of Australand Holdings Limited on 13 March 2001, Australand Property Limited on 29 January 2004 and Australand Investments Limited on 27 October 2005.

Mr Newsom has over 29 years experience in commercial and corporate law, litigation, capital markets, mergers and acquisitions and corporate administration both in private practice and in large publicly listed companies across the property, building materials, petroleum and financial services industries.

Mr Newsom joined Australand in August 2000, prior to which he held the positions of Company Secretary and General Counsel of Pioneer International Limited and Ampol Limited.

He holds a Bachelor of Arts and Law degrees and is a Solicitor of the Supreme Court of NSW and is also admitted to practice in the Federal and High Courts of Australia.

Board and Board Committee Meetings

The number of meetings of the Board and Board Committees held during the year ended 31 December 2005, and the number of meetings attended by each director was:

Director	Board		Audit Committee		Corporate Governance Committee		Nomination Committee		Remuneration Committee		Risk and Compliance Committee	
	A	B	A	B	A	B	A	B	A	B	A	B
Tham Kui Seng (Chairman)	12	13	-	-	-	-	-	-	3	3	-	-
James Glen Service	12	13	5	5	-	-	-	-	3	3	-	-
Brendan Patrick Crotty	13	13	-	-	-	-	-	-	-	-	-	-
William John Beerworth	13	13	-	-	2	2	2	2	3	3	8	8
Lt Gen (Ret'd) Winston Choo	12	13	4	5	-	-	-	-	-	-	-	-
Ian Farley Hutchinson	13	13	5	5	2	2	2	2	-	-	8	8
Paul Dean Isherwood	1	1	-	-	-	-	-	-	-	-	-	-
Kee Teck Koon	10	13	-	-	-	-	-	-	-	-	-	-
Lui Chong Chee	9	13	3	5	2	2	0	2	-	-	-	-
Liew Mun Leong 1	-	-	-	-	-	-	-	-	3	3	-	-
Nancy Milne 2	-	-	-	-	-	-	-	-	-	-	8	8

Column A - indicates the number of meetings attended during the time the Director held office or was a member of the Board Committee during the year.

Column B - indicates the number of meetings held during the time the Director held office or was a member of the Board Committee during the year.

1. The Remuneration Committee is chaired by Mr Liew Mun Leong, President and Chief Executive Officer of Australand's largest security holder the Singapore based property group, CapitaLand Limited. Mr Liew is not a director of Australand.
2. The Risk and Compliance Committee is chaired by Ms Nancy Milne who is not a director of Australand, but who is an experienced company director and who has extensive experience in risk management and compliance matters.
3. Up until the time of the completion of the Merger Proposal of Australand Property Trust No.4 and Australand Property Trust No.5 with Australand and the retirement of Messrs Kavourakis and Shaddock from the Board, there were seven Board meetings held by Messrs Service, Kavourakis and Shaddock. Of these, five were held specifically in relation to the Merger Proposal and as Mr Service is a Director of Australand, he did not attend those five meetings.

DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

Principal activities

The principal activity of the Trust is investment in income producing commercial and industrial properties within Australia.

The Responsible Entity holds an Australian Financial Services Licence (No. 231130) issued pursuant to section 913B of the Corporations Act 2001 and the Trust is registered as a Managed Investment Scheme.

There were no other significant changes in the nature of the activities during the year.

Review of operations

The net profit of the consolidated entity for the year ended 31 December 2005 was $128.7 million (2004: $61.0 million). The investment property portfolio now comprises 49 properties with an aggregate value of approximately $1.3 billion.

The net tangible asset backing of the consolidated entity as at 31 December 2005 attributable to parent entity unitholders was $1.20 (2004: $0.80) per fully paid unit.

Significant changes in the state of affairs

Significant changes in the state of affairs of Australand Property Trust during the financial year were as follows:

- In October, the merger with Australand Property Trust No.4 and Australand Property Trust No.5 was completed, adding approximately $400 million of investment properties.
- Hybrid equity of $275.0 million was raised through the issue of Australand Subordinated Step-up Exchangeable Trust Securities (ASSETS) - $178.8 million was received from the first instalment in September, with the final instalment of $96.2 million due on 31 March 2006.

There were no other significant changes in the state of affairs of Australand during the financial year.

Events subsequent to balance sheet date

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity in future financial years, the results of those operations in future financial years or the state of affairs of the consolidated entity in future financial years.

Likely developments and expected results of operation

The Directors believe it would be prejudicial to the interests of the consolidated entity to make any disclosure.

Environmental regulation

The consolidated entity, as owner of properties in the Trust, regularly monitors its environmental exposures to ensure that it has complied with environmental regulations. The directors are not aware of any breaches of environmental regulations during the year covered by this report.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

Distributions

Distributions paid or declared by the Directors since the end of the previous financial year were:

Type	Distribution per unit	Total amount $'000	Date of payment
Distribution	2.15 cents	18,149	2 February 2005
Distribution	1.80 cents	15,645	4 May 2005
Distribution	1.70 cents	14,839	3 August 2005
Distribution	1.60 cents	13,967	4 November 2005
Distribution	2.00 cents	17,464	8 February 2006

Subsequent to the end of the financial year, a distribution for the December 2005 quarter of 2.0 cents per unit was declared on 6 February 2006 and paid on 8 February 2006. Distributions for the December quarter 2005 by the Trusts were tax deferred to the following estimated amounts:

Australand Property Trust:	27%
Australand Property Trust No.4:	53%
Australand Property Trust No.5:	93%

Units on issue

During the year, 26,915,012 ordinary units were issued by the Trust through the Distribution Reinvestment Plan and the exercise of options.

The number of units in the Trust as at the end of the financial year consists of 865,853,079 ordinary units.

The consolidated entity had total assets valued at $1,474,715,000 as at 31 December 2005. The basis for valuation of the consolidated entity's assets is disclosed in note 1 to the financial statements.

The Trust neither acquired nor cancelled any units on issue during the period including up to the date of this directors' report.

Directors' benefits and interests in contracts

Since the end of the previous financial year, no director or an associate of a director, has received or become entitled to receive a benefit (other than a benefit included in the total amount of emoluments received or due and receivable by directors or their associates shown in the consolidated financial statements) because of a contract that the director, or a firm of which the director is a member, or an entity in which the director has a substantial interest has made (during that, or any other, financial period) with the Trust or an entity that it controlled, or a body corporate that was related to the consolidated entity when the contract was made or when the director or associate received or became entitled to receive the benefit.



Directors' and officers indemnity insurance

Australand Property Trust

Article 18 of the Trust's constitution provides:

The Manager is entitled to be indemnified out of the assets of the Trust for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust. To the extent permitted by the Corporations Act 2001, this indemnity includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Manager. This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed from the office it holds in relation to the Trust.

Australand Property Limited in its capacity as the Responsible Entity of Australand Property Trust has executed deeds of access, insurance and indemnity in terms of Article 18 in favour of each director of the responsible entity.

Australand Property Trust No.4

Article 19 of Australand Property Trust No.4's constitution provides:

The Manager is entitled to be indemnified out of the assets of the Trust for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust. To the extent permitted by the Corporations Act 2001, this indemnity includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Manager. This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed from the office it holds in relation to the Trust.

Australand Investments Limited in its capacity as the responsible entity of Australand Property Trust No.4 has executed deeds of access, insurance and indemnity in terms of Article 19 in favour of each director of the Company.

Australand Property Trust No.5

Article 20 of Australand Property Trust No.5's constitution provides:
The Manager is entitled to be indemnified out of the assets of the Trust for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust. To the extent permitted by the Corporations Act 2001, this indemnity includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Manager. This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed from the office it holds in relation to the Trust.

Australand Investments Limited in its capacity as the responsible entity of Australand Property Trust No.5 has executed deeds of access, insurance and indemnity in terms of Article 20 in favour of each director of the Company.

Past employment with external auditor

Mr. David Craig, Chief Financial Officer, previously held a position as a partner of the Group's external auditor, PricewaterhouseCoopers. Mr Craig was not involved in any aspect of the audit of the Group during his time as a partner of PricewaterhouseCoopers. Mr. Craig resigned from PricewaterhouseCoopers in September 2002.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

Non audit services

Details of the non-audit services undertaken by the Trust's external auditor, PricewaterhouseCoopers, including the amounts paid or payable to the external auditor for non-audit services, are set out below and in Note 3 to the financial statements.

In accordance with advice received from the Audit Committee, the directors are satisfied that the provision of non-audit services during the year to 31 December 2005 by the external auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are so satisfied because the Audit Committee has, having regard to auditor independence requirements of applicable laws, rules and regulations, concluded that in respect of each non-audit service that the provision of such service would not impair the independence of the external auditor.

	Consolidated		The Trust	
	31 December 2005 $'000	31 December 2004 $'000	**31 December 2005 $'000**	31 December 2004 $'000
AUDITOR'S REMUNERATION				
During the year, the following amounts were paid to the auditor of the Trust and its related practices:				
Assurance services				
Audit services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	170	60	-	-
Total remuneration for audit services	170	60	-	-
Other assurance services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Investigating accountant's report	100	-	-	-
Compliance plan audit services	15	18	-	-
Total remuneration for other assurance services	115	18	-	-
Total auditor's remuneration	285	78	-	-

Auditor's independence declaration

A copy of the external auditor's independence declaration is set out on page 27.

Rounding of Amounts

The Trust and its controlled entities are of a kind referred to in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the Financial Report. Amounts in the Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

The following Remuneration Report is in relation to the stapled Australand Group comprising Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5. This disclosure relates to the remuneration of directors and relevant executives for the management of the group as a whole and not this specific entity.

INTRODUCTION

The Board of Directors is pleased to present the 2005 Remuneration Report to security holders. The Report summarises key compensation policies for the year ended 31 December 2005 and highlights the link between remuneration and corporate performance and provides detailed information on the compensation for directors and other key management personnel.

The Remuneration Report is set out under the following main headings:

1. Principles used to determine the nature and amount of remuneration;
2. Details of remuneration;
3. Service agreements;
4. Security based compensation; and
5. Additional information.

The information provided under sections 1 - 4 includes remuneration disclosures required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the Notes to the Financial Statements, pursuant to ASIC Class Order 06/50 and have been audited. The information in section 5 are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

1. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION

1.1 Remuneration Committee

The Remuneration Committee advises the Board on compensation policies and practices generally, and makes specific recommendations on compensation packages and other terms of employment for non-executive directors, executive directors and other senior executives.

The Remuneration Committee operates under the delegated authority of the Board. The Remuneration Committee's Charter is available on the Corporate Governance page in the Investor Relations section of Australand's website at www.australand.com.au.

The Remuneration Committee is chaired by Mr Liew Mun Leong, President and Chief Executive Officer of CapitaLand Limited, who is not a director of Australand, and also comprises three non-executive directors namely Messrs Tham, Beerworth and Service, the last two of whom have been determined by the Board to be independent.

The responsibilities of the Remuneration Committee are to review market practices and recommend to the Board:

- remuneration policies of Australand;
- remuneration structure and levels for non-executive directors;
- remuneration packages of the Managing Director and senior executives; and
- any incentive schemes for employees of Australand.

The Remuneration Committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to engage external advisers without seeking prior approval of the Board or management.

Australand engaged external advisers during the year on matters relating to compensation policies and other executive and employee benefits. All information relevant to matters being considered by the Remuneration Committee has been made available to the Remuneration Committee.

1.2 Remuneration Principles

a) Non-executive directors

Non-executive directors' fees

Security holders in general meeting approve the aggregate pool available for the remuneration of non-executive directors. The current aggregate fee pool limit for directors' fees payable to non-executive directors of $1,200,000 p.a. was approved by security holders at the 2005 Annual General Meeting.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

Directors' fees paid to each non-executive director are agreed by the Board, based on recommendations by the Remuneration Committee. In May 2005, the Remuneration Committee commissioned an external review of non-executive director compensation by Spencer Stuart and Godfrey Remuneration Group. This review provided advice on non-executive director fees in comparator companies both in terms of market capitalisation and industry sector.

As a result of this review, the annual fees payable to non-executive directors with effect from 1 January 2006 are as follows:

- base fee of $80,000 plus additional fees of:
- $32,000 for the Chair of the Audit Committee;
- $16,000 for members of the Audit Committee;
- $40,000 for the Chair of the Risk and Compliance Committee;
- $20,000 for members of the Risk and Compliance Committee;
- $20,000, $14,000 and $7,000 for the Chair of the Remuneration Committee, Corporate Governance Committee and Nomination Committee respectively; and
- $12,000, $8,000 and $4,000 for members of the Remuneration Committee, Corporate Governance Committee and Nomination Committee respectively;

Retirement allowances for directors
Non-executive directors do not receive any retirement allowance upon their retirement from the Board.

b) Executive pay

The Board recognises that Australand's performance is dependent on the quality of its people. To successfully achieve its financial and operating objectives, Australand must be able to attract, motivate and retain highly skilled executives who are dedicated to the interests of its security holders.

Remuneration principles

Australand's compensation principles are as follows:

- competitive compensation packages are set at market levels to attract, retain and motivate executives who will effectively manage the operations of Australand;
- rewards provided to executives by way of short term incentive bonuses and long term incentive equity allotments are linked to Group and individual performance as measured by the creation of security holder value;
- bonuses and incentive payments are based on the achievement of pre-agreed and approved financial and non-financial performance criteria; and
- full transparent disclosure of relevant executive's compensation.

Remuneration structure

Australand's compensation structure is designed to strike an appropriate balance between the fixed (**F**) and variable (**V**) components of remuneration. Variable compensation is tied to the performance of the Group and the individual and is entirely at risk.

The compensation of the Managing Director and other key management personnel and other staff members is comprised of payments and/or allocations under the following categories:

- short term employee benefits which includes cash salary (F), short term (cash) bonuses (V), annual leave (F) and other incidental benefits (F);
- post employment benefits comprising superannuation contributions (F);
- long term employee benefits including long service leave (F);
- termination benefits as defined in individual employment contracts and as required by law (F); and
- security based payments in the form of loans for purchase of securities and options granted (V).

Australand's policy is to pay variable remuneration at median levels for target performance, while providing the opportunity for an amount above the median for exceptional performance.

Executive compensation and other terms of employment are reviewed annually by the Remuneration Committee, having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice.

Details of each category are set out below:

Short term employee benefits

Short term benefits comprise:

- cash salary - this is set at a level to attract and retain suitably qualified people to the Group. The salaries are benchmarked to market and reviewed annually by the Remuneration Committee, taking account of market conditions, external surveys and advice, skills availability and Group and individual performance.

- short term bonuses - are awarded for the achievement of stretch financial or non-financial objectives. These objectives are defined each year and assess performance where relevant against occupational health safety & environmental, financial, business development and efficiency, and people development targets. Weightings are applied to each objective to reflect their relative importance.

  The performance targets and reward levels are reviewed by senior executives and the Managing Director and are approved by the Remuneration Committee. The pool from which bonuses are paid is approved by the Remuneration Committee following an assessment of Australand's financial performance (Economic Value Added) for the previous 12 months and comparison to the previous year's performance. Failure to achieve against these metrics may result in no bonus pool being approved by the Remuneration Committee.

  Bonuses are paid in March of the year following the year in which they were earnt, with 20% of the short-term bonus payments for the Managing Director, Executive General Managers and the Chief Financial Officer being deferred and paid in equal amounts over the following three years. The bonuses for the 2005 financial year (paid in March 2006) are included in the compensation tables in this report. These bonus amounts include one third of the deferred 20% bonus payment from the 2004 financial year for relevant executives.

  There are specific short-term bonuses for sales and acquisition staff based on sale of land and dwellings or the sale or lease of commercial premises. These are enacted under standard industry practice and are defined at the time the relevant executive commences employment; and

- other incidental benefits include:
  - provision of car parking spaces at office locations;
  - payment of death and total and permanent disablement and salary continuance insurance premiums for staff members; and
  - other minor benefits to provide staff with access to counselling and reimburse superannuation fees in the Australand superannuation plan.

Post employment benefits

Australand provides retirement and superannuation benefits for its employees including senior executives.

All salaried employees have the opportunity to direct their superannuation to a fund of their choice as required by Federal legislation. Australand has a superannuation plan with BT Lifetime Super for all employees who do not wish to exercise choice.

The Australand Superannuation Plan is part of the BT Lifetime Super Employer Plan (Master Trust). BT administers the plan, which offers Australand employees a wide range of benefits including:

- a large number of investment options from a range of different fund managers;
- online access for members;
- the flexibility to make additional personal contributions;
- insurance options (death and total and permanent disablement as well as salary continuance insurance);
- the option for spouse membership; and
- a rollover service to enable employees to consolidate their superannuation accounts.

Australand contributes 9% of salary in line with Superannuation Guarantee requirements. In addition, Australand contributes an amount over and above this legislated amount to cover the cost of death and total and permanent disablement and salary continuance insurance premiums for all salaried staff and BT member fees for members of the BT scheme.

Long-term employee benefits

To date, Australand has not had a long term incentive plan other than the Australand Employee Securities Ownership Plan (**ESOP**), the details of which are set out below under share-based payments. A review is underway at the time of preparing this report to introduce vesting periods and specific Total Security Holders Return hurdles which must be achieved prior to accessing entitlements under the ESOP, thus strengthening the link between long term performance of the Group and employee reward.

Termination benefits

Termination benefits (which are payable if the executive's employment is terminated by the Group) for the Managing Director, other key management personnel and other executives are provided for in their respective contracts of employment, details of which are set out in section 3 Service Agreements.

Security based payments

There are four different schemes in this category of compensation, not all of which are accessible by all employees. Three of these can be classed as equity-settled security based schemes, namely:

a) Australand Employee Securities Ownership Plan;
b) Options over Australand securities (no longer issued as from 2002 onwards); and
c) Options issued by CapitaLand Limited (no longer issued as from 2006 onwards).

Another scheme is classed as a cash-settled share-based scheme, being:

d) Shadow Scheme for the Managing Director.

Details of each of these schemes are as follows:

Australand Employee Securities Ownership Plan (ESOP)

The purpose of the Australand ESOP is to:

- reward employees for past performance; and
- enable employees to participate in the growth and future profitability of the Group as a security holder.

The plan offers a five year, interest free, limited recourse loan to enable employees to purchase Australand stapled securities. During this five year period, the loan will be partly repaid by distributions on the securities held.

Employees are eligible to participate subject to the following:

- permanent employment (full or part time);
- at least six months' service; and
- satisfactory performance.

The total number of securities available for allocation is determined by the Remuneration Committee in February each year, based on Group performance in the preceding year. The number of securities for each individual allocation is based on seniority and individual performance.

Options over Australand securities

Options over unissued Australand Holdings Limited ordinary shares were last issued in March 2002 to employees under the terms of the Australand Share Option Scheme (**Option Scheme**). As part of the Stapling Proposal in 2003, the terms of the options were changed whereby they are now exercisable over Australand stapled securities.

No options over unissued Australand stapled securities have been granted since March 2002, nor were any granted during the financial year, nor since the end of the financial year.

Options issued by CapitaLand Limited

CapitaLand Limited has issued share options over its shares to a number of Australand directors, other key management personnel and other executives. Details of these commence on page 20.

Shadow Scheme for the Managing Director

This scheme provides for payment on retirement of an amount equal to the aggregate incremental value of 200,000 stapled securities allotted annually from 2003 until retirement, including the aggregate value of distributions payable, had such securities been allotted annually at the time of allotment of securities under the Australand ESOP. The number of securities will be pro-rated in the year of retirement.

2. DETAILS OF REMUNERATION

Details of the remuneration of the directors and other key management personnel of the Company and Australand are set out in the following tables.

The key management personnel of the Parent Entity and Australand are the directors identified on page 2 of the Directors' Report and the following executives, who are also included in the category of the five highest paid executives of the Parent Entity and Australand:

Name	**Position**	**Date of appointment to role**
Peter Denis Burke	Executive General Manager, Residential	8 March 2004
John Antony Thomas	Executive General Manager, Commercial and Industrial	1 June 2003
David Paul Craig	Chief Financial Officer	22 September 2003

The compensation of other executives who are also included in the category of the five highest paid executives of the Parent Entity and/or Australand (as set out in the following table) but who are not considered key management personnel of either the Parent Entity or Australand is shown separately.

All key management personnel (other than the directors) are employed by Rylehall Pty Limited, a wholly owned controlled entity of Australand Holdings Limited.

Notes to the table on the following page:

1. Mr Hennessy's incentive award paid in 2005 comprises $162,395 relating to, but not accrued in 2004 and $313,059 relating to 2005 performance.
2. 20% of these short term bonuses were deferred and will be paid in equal amounts in March 2006, 2007 and 2008.
3. Other benefits comprise death and permanent disability and salary continuance insurance premiums and increases in accruals for annual leave.
4. These bonuses will have 20% deferred, to be paid in equal amounts in March 2007, 2008 and 2009 .
5. Other Long Term Employee Benefits include the increase in accrual for long service leave.
6. Paul Isherwood was appointed to the Board on 15 December 2005.
7. ESOP reflects AIFRS adjustments in current year and does not reflect actual benefits received.
8. Please note that comparative figures for 2004 set out in the attached table may not agree to the disclosures in 2004 Annual report due to the different disclosure requirements under AASB124 Related Party Disclosures, as opposed to the disclosure requirements under AASB1046 Directors and Specified Executive disclosures which was applicable in 2004.

Name	Year	Short-term Employee Benefits: Directors' Fees/ Cash Salary $	Short-term Employee Benefits: Short-term cash bonus $	Short-term Employee Benefits: Non-Monetary Benefits $	Short-term Employee Benefits: Other Benefits [3] $	Post Employment Benefits (Superannuation) $	Other Long-term employee benefits [5] $	Termination Benefits $	Security based Payments: ESOP[7] $	Security based Payments: Australand Options $	Security based Payments: CapitaLand Limited Options $	Security based Payments: Other $	Total $
Non-executive directors													
Tham Kui Seng (Chairman)	**2005**	**142,000**	-	-	-	-	-	-	-	-	-	-	142,000
	2004	142,000	-	-	-	-	-	-	-	-	-	-	142,000
Jim Service (Deputy Chairman)	**2005**	**162,000**	-	-	-	-	-	-	-	1,602	22,321	-	185,923
	2004	162,000	-	-	-	-	-	-	-	3,871	17,408	-	183,279
Bill Beerworth	**2005**	**151,810**	-	-	-	-	-	-	-	1,602	12,526	-	165,938
	2004	137,750	-	-	-	-	-	-	-	3,871	10,445	-	152,066
Winston Choo	**2005**	**80,000**	-	-	-	-	-	-	-	1,602	12,526	-	94,128
	2004	75,000	-	-	-	-	-	-	-	3,871	10,445	-	89,316
Ian Hutchinson	**2005**	**137,590**	-	-	-	13,383	-	-	-	1,602	12,526	-	164,101
	2004	138,750	-	-	-	12,488	-	-	-	3,871	10,445	-	165,554
Paul Isherwood [6]	**2005**	-	-	-	-	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-	-	-	-	-
Kee Teck Koon	**2005**	**65,000**	-	-	-	-	-	-	-	-	-	-	65,000
	2004	49,985	-	-	-	-	-	-	-	-	-	-	49,985
Lui Chong Chee	**2005**	**86,000**	-	-	-	-	-	-	-	-	-	-	86,000
	2004	82,250	-	-	-	-	-	-	-	-	-	-	82,250
Sub total Non-executive directors	**2005**	**824,400**	-	-	-	12,383	-	-	-	6,408	59,899	-	903,090
	2004	787,735	-	-	-	12,488	-	-	-	15,484	48,743	-	864,450
Executive director													
Brendan Crotty (Managing Director)	**2005**	**754,142**	**646,864** [4]	-	**7,903**	**100,573**	**26,847**	-	-	**12,813**	**44,643**	**99,000**	**1,692,785**
	2004	723,983	500,000 [2]	-	19,281	97,858	28,401	-	-	30,967	34,816	58,000	1,493,306
Other key management personnel													
Peter Burke	**2005**	**538,000**	**400,000** [4]	-	**7,526**	**48,440**	**13,713**	-	**70,588**	**2,627**	**27,219**	-	**1,108,113**
	2004	435,022	350,000 [2]	-	30,157	39,152	22,669	-	8,454	6,348	16,555	-	908,357
John Thomas	**2005**	**508,184**	**300,000** [4]	-	**20,609**	**11,862**	**9,256**	-	**56,470**	-	**27,219**	-	**933,600**
	2004	488,706	200,000 [2]	-	2,996	11,294	8,454	-	12,506	-	20,890	-	744,846
David Craig	**2005**	**477,064**	**225,000** [4]	-	-	**42,936**	**8,336**	-	**56,470**	-	**27,219**	-	**837,025**
	2004	458,716	200,000 [2]	-	8,918	41,284	7,657	-	4,403	-	15689	-	736,667
Totals for each component	**2005**	**3,101,790**	**1,571,864**		**36,038**	**216,194**	**58,152**		**183,528**	**21,848**	**186,199**	**99,000**	**5,474,613**
	2004	2,894,162	1,250,000		61,352	202,076	67,181		25,363	52,799	136,693	58,000	4,747,626
Totals by category	**2005**	**4,709,692**				**216,194**	**58,152**	**490,575**					**5,474,613**
	2004	4,205,514				202,076	67,181	272,855					4,747,626

Others in the category of five highest paid executives but who are not other key management personnel													
Phil Beale	**2005**	**479,252**	**150,000**	-	-	**40,748**	**9,807**	-	**56,470**	**4,004**	**27,219**	-	**767,500**
	2004	460,018	175,000	-	-	39,982	12,351	-	11,375	9,677	20,023	-	728,426
Ross Hennessy [1]	**2005**	**288,184**	**475,454**	-	**22,167**	**11,862**	**6,394**	-	**26,445**	**2,402**	**8,431**	-	**841,339**
	2004	260,210	140,013	-	6,742	11,294	4,786	-	2,844	5,806	5,326	-	437,021

The time of Messrs Tham, Kee and Lui was made available by CapitaLand Limited. None of these directors were personally paid any director's fees but these amounts above were paid to CapitaLand Limited in respect of these services.

The time of Mr J G Service was made available by J G Service Pty Limited. Mr Service is not personally paid any director's fees. The amounts paid to J G Service Pty Limited, in respect of those services, are included in the above figures.

The time of Mr W J Beerworth was made available by Beerworth and Partners Limited. Mr Beerworth is not personally paid any director's fees. The amounts paid to Beerworth and Partners Limited, in respect of those services, are included in the above figures.

3. SERVICE AGREEMENTS

The Managing Director and other key management personnel of the Parent Entity and Australand have letters of appointment which provide for the provision of performance related cash bonuses, participation, when eligible, in the Australand Employee Securities Ownership Plan, and other benefits. The major provisions of the respective letters of appointment are set out below:

Mr Brendan Crotty, *Managing Director*

- Base salary, inclusive of superannuation, of $950,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 100% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - payment on retirement of an amount equal to the aggregate incremental value of 200,000 stapled securities allotted annually from 2003 until retirement, including the aggregate value of dividends/distributions payable, had such securities been allotted annually at the time of allotment of securities under the Australand ESOP. The number of securities will be pro-rated in the year of retirement.
- Termination benefits - three months' notice or payment in lieu of notice plus a severance payment equivalent to six months' salary.

Mr Peter Burke, *Executive General Manager, Residential*

- Base salary, inclusive of superannuation, of $650,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 125,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one month's notice or payment in lieu of notice.

Mr John Thomas, *Executive General Manager, Commercial and Industrial*

- Base salary, inclusive of superannuation, of $625,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 100,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one month's notice or payment in lieu of notice plus a payment of $175,000.

Mr David Craig, *Chief Financial Officer*

- Base salary, inclusive of superannuation, of $600,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 100,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one month's notice or payment in lieu of notice plus a severance payment of four months' salary plus an additional month's salary for each year of service from 1 January 2005 to a maximum of six months' salary.

4. SECURITY BASED COMPENSATION

4.1 Australand Options

Options outstanding as at the date of this report are as follows:

No. of options as at 1 Jan 05	No. of options exercised during year	No. of options lapsed during year	No. of options as at 31 Dec 05	No. of options exercised since 31 Dec 05	No. of options lapsed since 31 Dec 05	No. of options as at date of this report	Exercise price [1]	Expiry date
2,395,000	245,100	294,250	1,855,650	33,900	-	1,821,750	$1.57	13 Mar 08 to 13 Mar 11

1. The exercise price was amended from $1.61 to $1.58 as a result of the $225 million capital raising in December 2003 and amended further to $1.57 as a result of the $164 million capital raising in June 2004.

Under the terms of the Option Scheme, all options that are not exercised lapse on their expiry date, being five years after their vesting date. Options will also lapse on termination of the option holder's employment (excluding death of the holder) or on the holder being declared bankrupt.
Option holders have no right to participate in any issue of new stapled securities by Australand. If there is any variation in Australand stapled securities such as by way of a capital raising, reduction, sub division or consolidation, then the number of stapled securities, which may be acquired on the exercise of any option, and the exercise price will be adjusted as appropriate.

No amounts are unpaid on any of the stapled securities issued as a result of the exercise of these options.

Valuation

The value of Australand options shown in the table of compensation for directors and key management personnel set out above has been based on valuations obtained from a Black Scholes option pricing model. The key inputs to the model were:

- strike price - $1.57;
- volatility - 23%;
- risk free interest rate - 6%;
- dividend/distribution yield - 7.5%;
- grant date - March 2002;
- vesting periods - options vested 25% per annum from March 2003; and
- vesting conditions - options only vest if the director/employee is employed at the relevant vesting date.

The value of each tranche of options has been separately calculated and as at 31 December 2005 has been recognised as follows:

- tranche vesting March 2003 - 100%;
- tranche vesting March 2004 - 100%;
- tranche vesting March 2005 - 100%; and
- tranche vesting March 2006 - 75%.

The remaining value of the options will amortise over the period to 31 March 2006.

Options held

The number of options over Australand stapled securities held by each director, other key management personnel and other executives, are set out below:

Directors

Name	Balance at start of year	Vested at start of year	Vested during year	Date Exercised	Exercised during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-		-	-	-
Jim Service	37,500	12,500	12,500	22/9/05	25,000	12,500	-
Bill Beerworth	50,000	25,000	12,500	-	-	50,000	37,500
Brendan Crotty	400,000	200,000	100,000	-	-	400,000	300,000
Winston Choo	50,000	25,000	12,500	-	-	50,000	37,500
Ian Hutchinson	37,500	12,500	12,500	-	-	37,500	25,000
Paul Isherwood	-	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-	-

Other key management personnel

Name	Balance at start of year	Vested at start of year	Vested during year	Date Exercised	Exercised during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	41,000	20,500	23/11/05	20,500	61,500	41,000
John Thomas	-	-	-	-	-	-	-
David Craig	-	-	-	-	-	-	-

Other executives included in the category of five highest paid executives but who are not other key management personnel

Name	Balance at start of year	Vested at start of year	Vested during year	Date Exercised	Exercised during year	Balance at end of year	Vested and exercisable at end of year
Phil Beale	125,000	62,500	31,250	-	-	125,000	93,750
Ross Hennessy	75,000	37,500	18,750	-	-	75,000	56,250

Stapled securities issued on exercise of options

Details of Australand stapled securities issued as a result of the exercise of options during the year by any director or other key management personnel are set out below:

Directors

Name	Date of exercise of options	Number of stapled securities issued on the exercise of options during year	Amount paid per stapled security
Jim Service	22/9/05	25,000	$1.57

Other key management personnel

Name	Date of exercise of options	Number of stapled securities issued on the exercise of options during year	Amount paid per stapled security
Peter Burke	23/11/05	20,500	$1.57

4.2 CapitaLand Limited Options

CapitaLand Limited has advised that commencing 1 January 2006, CapitaLand Limited options will no longer be issued to Australand directors, other key management personnel or other executives.

References to options over CapitaLand Limited shares in this report relate to CapitaLand Limited options granted to Australand employees in their capacity as directors and executives of Australand. There were 2,304,150 options outstanding at the end of the period. The weighted average share price during the year was $2.78 (2004: $1.78). The weighted average remaining contractual life of share options outstanding at the end of the period was 6.7 years.

The options that have been issued in prior years may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plan rules as follows:

Vesting schedule	% of shares over which an option is exercisable
On or before the 1st anniversary of the date of grant	-
On or after the 1st but before the 2nd anniversary of the date of grant	25
On or after the 2nd but before the 3rd anniversary of the date of grant	50
On or after the 3rd but before the 4th anniversary of the date of grant	75
On or after the 4th anniversary of the date of grant but:	100

a) in the case of an option granted to a Group Executive or a Parent Group Executive, before the 10th anniversary of the date of grant; and

b) in the case of an option granted to a Non-Executive Director or an Associated Company Executive, before the 5th anniversary of the date of grant.

Details of the various allocations of CapitaLand Limited options are as follows:

Allocation	Grant date	Exercise period	Vesting schedule 2	Exercise price 1
2000 1st allocation	24/11/2000	5/8/2001 - 3/8/2005	25% per year	S$2.06
2000 2nd allocation	24/11/2000	5/8/2001 - 3/8/2010	25% per year	S$1.88
2001	18/6/2001	19/6/2002 - 16/6/2011	25% per year	S$1.85
2002 allocation	10/5/2002	11/5/2003 - 10/5/2012	25% per year	S$1.19
2003 1st allocation	28/2/2003	1/3/2004 - 28/2/2013	25% per year	S$1.00
2003 2nd allocation	29/8/2003	30/8/2004 - 29/8/2013	25% per year	S$1.00
2004	27/2/2004	28/2/2005 - 27/2/2014	25% per year	S$1.20
2005 1st allocation	25/2/2005	26/2/2006 - 25/2/2015	25% per year	S$2.45
2005 2nd allocation	26/8/2005	27/8/2006 – 26/8/2015	25% per year	S$2.88

1. Adjustments to unexercised share options were made to compensate for the changes in value of the options arising from CapitaLand Limited capital reduction and distribution in specie of units in CapitaCommercial Trust to existing shareholders during 2004. Where the exercise price could not be fully adjusted due to the constraint of the par value of S$1.00, additional share options were granted.
2. The vesting schedule for directors is 50% per year from 2003 onwards

The value of CapitaLand Limited options shown in the table of compensation for directors and other key management personnel and other executives set out above has been based on valuations obtained from a Black Scholes option pricing model. The key inputs to the model were:

- strike prices - as set out above;
- volatility – 27.6%;
- risk free interest rate – 3.14%;
- dividend yield – 2.67%;
- grant date - as set out above;
- vesting periods - as set out above; and
- vesting conditions - options only vest if the director/employee is employed at the relevant vesting date.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

The value of each tranche of options has been separately calculated and as at 31 December 2005 has been recognised as follows:

- tranche vesting 2001 - 100%;
- tranche vesting 2002 - 100%;
- tranche vesting 2003 - 100%;
- tranche vesting 2004 - 100%; and
- tranche vesting 2005 - 100%.

Options held

The number of options over CapitaLand Limited shares held by each director and other key management personnel is set out below:

Directors

Name	Grant Date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Tham Kui Seng 1	-	-	-	-	-	-	-	-
Jim Service 2	18/6/2001	50,000	-	37,500	12,500	12,500	25%	12,500
	10/5/2002	50,000	-	37,500	12,500	12,500	25%	0
	28/2/2003	66,000	-	55,400	33,000	10,600	50%	10,600
	27/2/2004	50,000	-	-	25,000	50,000	50%	25,000
	25/2/2005	-	40,000	-	-	40,000	50%	-
Brendan Crotty	24/11/2000	42,000	-	-	10,500	42,000	25%	42,000
	18/6/2001	100,000	-	-	25,000	100,000	25%	100,000
	10/5/2002	100,000	-	-	25,000	100,000	25%	75,000
	28/2/2003	126,000	-	-	31,500	126,000	25%	63,000
	27/2/2004	100,000	-	-	25,000	100,000	25%	25,000
	25/2/2005	-	80,000	-	-	80,000	25%	-
Bill Beerworth	18/6/2001	30,000	-	-	7,500	30,000	25%	30,000
	10/5/2002	30,000	-	-	7,500	30,000	25%	22,500
	28/2/2003	39,600	-	-	19,800	39,600	50%	39,600
	27/2/2004	30,000	-	-	15,000	30,000	50%	15,000
	25/2/2005	-	20,000	-	-	20,000	50%	-
Winston Choo	24/11/2000	60,000	-	60,000	-	-	25%	-
	18/6/2001	30,000	-	30,000	7,500	-	25%	-
	10/5/2002	30,000	-	22,500	7,500	7,500	25%	-
	28/2/2003	39,600	-	39,600	19,800	-	50%	-
	27/2/2004	30,000	-	15,000	15,000	15,000	50%	-
	25/2/2005	-	20,000	-	-	20,000	50%	-
Ian Hutchinson	10/5/2002	30,000	-	-	7,500	30,000	25%	22,500
	28/2/2003	39,600	-	-	19,800	39,600	50%	39,600
	27/2/2004	30,000	-	-	15,000	30,000	50%	15,000
	25/2/2005	-	20,000	-	-	20,000	50%	-
Paul Isherwood	-	-	-	-	-	-	-	-
Kee Teck Koon 1	-	-	-	-	-	-	-	-
Lui Chong Chee 1	-	-	-	-	-	-	-	-

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

1. These directors hold CapitaLand Limited options in their capacity as an executive of CapitaLand and not in their capacity as a director of Australand.
2. Mr. Service holds additional CapitaLand Limited options but not in his capacity as a director of Australand.

Other key management personnel

Name	Grant Date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Peter Burke	24/11/2000	20,000	-	20,000	-	-	25%	-
	18/6/2001	25,000	-	25,000	6,250	-	25%	-
	10/5/2002	10,000	-	7,500	2,500	2,500	25%	-
	28/2/2003	12,600	-	6,300	3,150	6,300	25%	-
	18/3/2004	60,000	-	15,000	15,000	45,000	25%	-
	25/2/2005	-	50,000	-	-	50,000	25%	-
John Thomas	28/2/2003	64,800	-	-	16,200	64,800	25%	32,400
	27/2/2004	60,000	-	-	15,000	60,000	25%	15,000
	25/2/2005	-	50,000	-	-	50,000	25%	-
David Craig	27/2/2004	60,000	-	-	15,000	60,000	25%	15,000
	25/2/2005	-	50,000	-	-	50,000	25%	-

Other executives included in the category of five highest paid but who are not other key management personnel

Name	Grant Date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Phil Beale	24/11/2000	30,000	-	-	-	30,000	25%	30,000
	18/6/2001	50,000	-	-	12,500	50,000	25%	50,000
	10/5/2002	50,000	-	-	12,500	50,000	25%	37,500
	28/2/2003	63,000	-	-	15,750	63,000	25%	31,500
	18/3/2004	60,000	-	-	15,750	60,000	25%	15,000
	25/2/2005	-	50,000	-	-	50,000	25%	-
Ross Hennessy	29/8/2003	16,200	-	-	4,050	16,200	25%	8,100
	27/2/2004	15,000	-	-	3,750	15,000	25%	3,750
	25/2/2005	-	20,000	-	-	20,000	25%	-

Shares issued on exercise of options

Details of CapitaLand shares issued as a result of the exercise of options during the year by any director or key management personnel are set out below:

Directors

Name	Date of exercise of options	Number of shares issued on the exercise of options	Amount paid per share S$
Jim Service	10/8/2005	37,500	2.02
	10/3/2005	25,000	1.32
	10/8/2005	12,500	1.32
	10/3/2005	33,000	1.00
	10/8/2005	22,400	1.00
Winston Choo	24/11/2000	60,000	2.06
	27/4/2005	22,500	2.02
	21/9/2005	7,500	2.02
	8/9/2004	15,000	1.32
	21/9/2005	7,500	1.32
	8/9/2004	19,800	1.00
	21/9/2005	19,800	1.00
	21/9/2005	15,000	1.33

Other key management personnel

Name	Date of exercise of options	Number of shares issued on the exercise of options	Amount paid per share S$
Peter Burke	12/8/2005	20,000	1.88
	13/10/2005	25,000	1.85
	24/6/2005	7,500	1.19
	16/5/2005	6,300	1.00
	19/7/2005	15,000	1.14

No other executives included in the category of five highest paid executives but who are not other key management personnel exercised any options during the year.

4.3 Australand Employee Securities Ownership Plan

No directors, including the Managing Director, participate in the Australand Employee Securities Ownership Plan (ESOP).

Details of Australand stapled securities issued under the Australand ESOP and the related loan balances are set out below:

2005 Offer: issued 24 March 2005 at a strike price of $1.80 per stapled security

2004 Offer: issued 21 June 2004 at a price of $1.63 per stapled security

2003 Offer: issued 31 December 2003 at a price of $1.61 per stapled security

Other key management personnel

Name	Number of stapled securities issued in Dec 03	Number of stapled securities issued in Jun 04	Number of stapled securities issued in Mar 05	Number of stapled securities disposed of during year	Balance stapled securities held at end of year	Value of stapled securities issued $	Loan balance at start of year $	Loan repayments during year $	Movement in loan balance during year $	Balance of loan at end of year $
Peter Burke	50,000	100,000	125,000	-	275,000	468,500	232,983	25,838	225,000	432,145
John Thomas	100,000	100,000	100,000	-	300,000	504,000	308,166	29,250	180,000	458,916
David Craig	-	100,000	100,000	-	200,000	343,000	157,800	18,525	180,000	319,275

Other executives included in the category of five highest paid executives but who are not other key management personnel

Name	Number of stapled securities issued in Dec 03	Number of stapled securities issued in Jun 04	Number of stapled securities issued in Mar 05	Number of stapled securities disposed of during year	Balance stapled securities held at end of year	Value of stapled securities issued $	Loan balance at start of year $	Loan repayments during year $	Movement in loan balance during year $	Balance of loan at end of year $
Phil Beale	100,000	100,000	100,000	200,000	100,000	180,000	150,366	158,166	180,000	172,200
Ross Hennessy	50,000	50,000	50,000	-	150,000	252,000	154,083	14,625	90,000	229,458

4.4 Security holdings

The number of Australand stapled securities held during the financial year by each director, other key management personnel and other executives is set out below:

Directors

Name	Balance at start of year	Received during the year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	25,000	-	225,000
Bill Beerworth	3,876	-	-	3,876
Brendan Crotty	815,243	-	28,864	844,107
Winston Choo	-	-	-	-
Ian Hutchinson	54,415	-	2,761	57,176
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

Name	Balance at start of year	Received during the year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	150,000	20,500	125,000	295,500
John Thomas	200,000	-	100,000	300,000
David Craig	249,818	-	150,182	400,000

Other executives included in the category of five highest paid executives but who are not other key management personnel

Name	Balance at start of year	Received during the year on exercise of options	Other changes during year	Balance at end of year
Phil Beale	100,000	-	-	100,000
Ross Hennessy	100,000	-	50,000	50,000

5. ADDITIONAL INFORMATION [Unaudited]

5.1 Loans to directors and other key management personnel

There were no loans made to any director or other key management personnel during the year nor were there any loans outstanding as at year end.

5.2 Insurance of officers

Australand has paid premiums with respect to a contract insuring the directors, secretaries and executive officers against liabilities incurred while acting as officers. The insurance contract prohibits the disclosure of the amount of the premium paid in respect of the contract. No part of the premium has been included in the details of compensation for specified directors or other key management personnel above. Information relating to the insurance contracts is set out in the Directors' Report on page 9.

5.3 Principles used to determine the nature and amount of remuneration: relationship between remuneration and Group performance

The overall level of executive compensation takes into account the performance of the Group over the past year and comparison to the previous year's performance. Over the past five years, the Group's profit after tax attributable to stapled security holders of Australand has grown at an average rate of 23% p.a, and Total Security Holder Return has grown at an average rate of 22% per annum. During the same period, average top 5 executive remuneration has grown approximately 11% per annum.

5.4 Details of remuneration: cash bonuses and options

For each cash bonus and grant of options included in the table on page 16, the percentage of that available bonus that was paid or options that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria are set out below:

Cash Bonus			Australand options				
Name	Paid %	Forfeited %	Year Granted	Vested %	Financial Year in which options will vest	Minimum total of grant yet to vest	Maximum total value of grant yet to vest
Brendan Crotty	75.7	24.3	2002	75	2006	100,000	157,000
Peter Burke	98.8	1.2	2002	75	2006	20,500	32,185
John Thomas	85.5	14.5	-	-	-	-	-
David Craig	64.1	35.9	-	-	-	-	-

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

5.5 Security based compensation: options

Further details relating to options are set out below:

Name	A Remuneration consisting of options	B Value at grant date	C Value at exercise date	D Value at lapse date	E Total of columns B-D
Tham Kui Seng	-	-	-	-	-
Jim Service	0.9	-	9,750	-	9,750
Bill Beerworth	1.0	-	-	-	-
Brendan Crotty	0.8	-	-	-	-
Winston Choo	1.7	-	-	-	-
Ian Hutchinson	1.0	-	-	-	-
Paul Isherwood	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-
Peter Burke	0.2	-	9,430	-	9,430
John Thomas	-	-	-	-	-
David Craig	-	-	-	-	-

A = *the percentage of the value of remuneration consisting of options*

B = the value at grant date calculated in accordance with AASB 2 *Share based Payments* of options granted during the year as part of remuneration.

C = the value at exercise date of options that were granted as part of remuneration and were exercised during the year.

D = the value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

Dated at Sydney this 23rd day of February 2006.

Signed in accordance with a resolution of the directors.

Tham Kui Seng
Chairman

Brendan Patrick Crotty
Managing Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the audit of Australand Property Trust for the year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Australand Property Trust and the entities it controlled during the year.

Matthew Lunn
Partner
PricewaterhouseCoopers

Sydney
23 February 2006

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

INCOME STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated		Trust	
		2005 $'000	2004 $'000	2005 $'000	2004 $'000
Rental income		62,185	43,931	3,710	-
Recoverable outgoings		8,808	7,341	481	-
Interest		6,972	10,926	6,015	10,616
Loan establishment and security fees received		8,249	5,213	5,654	5,213
Distributions received		527	431	46,224	42,181
Total revenue		86,741	67,842	62,084	58,010
Rates, taxes and other property outgoings		10,701	8,046	556	-
Borrowing costs		3,212	2,076	4,084	11
Trust management fees		1,621	782	-	-
Stapling costs		-	-	3,161	-
Other expenses		1,589	-	291	28
Total expenses		17,123	10,904	8,092	39
Net gains on sale of investment property		1,611	4,014	-	-
Net gains from fair value adjustments on investment property		57,509	-	3,850	-
Net profit		128,738	60,952	57,842	57,971
Net profit attributable to minority interests		3,197	2,981	-	-
Net profit attributable to ASSETS Hybrid equity holders		4,157	-	-	-
		121,384	57,971	57,842	57,971
Attributable to:					
Equity holders of Australand Property Trust		115,765	57,971	57,842	57,971
Equity holders of other stapled entities (minority interest):					
- Australand Property Trust No.4 (APT4)		4,145	-	-	-
- Australand Property Trust No.5 (APT5)		1,474	-	-	-
		121,384	57,971	57,842	57,971
Earnings per unit – Australand Property Trust					
Basic earnings per unit	16	13.4 cents	7.5 cents		
Diluted earnings per unit	16	13.3 cents	7.5 cents		
The above income statements should be read in conjunction with the accompanying notes, including note 16 which presents the following earnings per unit for profit attributable to the stapled equity holders:					
Basic earnings per unit - including APT 4 & APT 5	16	14.1 cents	7.5 cents		
Diluted earnings per unit - including APT 4 & APT 5	16	14.0 cents	7.5 cents		

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

BALANCE SHEETS
AS AT 31 DECEMBER 2005

		Consolidated		Trust	
	Notes	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Current Assets					
Cash and cash equivalents	19	7,666	3,203	4,026	272
Receivables	4	108,395	431	9,357	1,029
Other assets	6	663	993	47	-
Total Current Assets		116,724	4,627	13,430	1,301
Non-Current Assets					
Receivables	5	2,048	86,100	337	85,840
Investment properties	7	1,318,550	594,341	249,783	-
Investment property under development	8	37,393	6,779	36,352	6,779
Other financial assets	9	-	-	568,806	564,059
Other assets	10	-	5,000	-	5,000
Total Non-Current Assets		1,357,991	692,220	855,278	661,678
Total Assets		1,474,715	696,847	868,708	662,979
Current Liabilities					
Payables	11	22,897	4,078	183,778	8,712
Interest bearing liabilities	13	338,310	-	185,724	-
Provisions	12	21,620	18,149	9,483	18,149
Total Current Liabilities		382,827	22,227	378,985	26,861
Non-Current Liabilities					
Interest bearing liabilities	13	50,000	-	-	-
Other liabilities	14	1,409	-	1,218	-
Total Non-Current Liabilities		51,409	-	1,218	-
Total Liabilities		434,236	22,227	380,203	26,861
Net Assets		1,040,479	674,620	488,505	636,118
Equity					
Equity holders of APT					
Contributed equity	15	477,291	636,042	484,087	636,042
Undistributed income	15	58,727	76	4,418	76
		536,018	636,118	488,505	636,118
Equity holders of APT4 and APT5 (minority interest)	15	185,761	-	-	-
Unit holders interest in the Australand Property Trust	15	721,779	636,118	488,505	636,118
ASSETS hybrid equity and other minority interest	18	318,700	38,502	-	-
Total Equity		1,040,479	674,620	488,505	636,118

The above balance sheets should be read in conjunction with the accompanying notes.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2005

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Total equity at the beginning of the financial year	674,620	530,281	636,118	502,015
Profit for the financial year	128,738	60,952	57,842	57,971
Total profit for the year and net expenses recorded directly in equity	128,738	60,952	57,842	57,971
Pre-acquisition reserve – APT5	992	-	-	-
Capital redemption reserve	(10,601)	-	-	-
	(9,609)	-	-	-
Transactions with equity holders:				
Contributions of equity, net of transaction costs	32,603	134,027	(151,955)	134,027
Distributions provided for or paid (note 17)	(66,071)	(57,895)	(53,500)	(57,895)
Capital distribution to stapled security holders in respect of the stapling of APT4 and APT5	(175,745)	-	-	-
Capital distribution compulsorily applied to staple APT4 and APT5 with the Australand Property Group	175,745	-	-	-
ASSETS hybrid equity and minority interest	280,198	7,255	-	-
	246,730	83,387	(205,455)	76,132
Total equity at the end of the financial year	1,040,479	674,620	488,505	636,118

Total profit for the year is attributable to:				
Equity holders of APT	115,765	57,971	57,842	57,971
Equity holders of other stapled entities (minority interest)				
- Australand Property Trust No. 4 (APT4)	4,145	-	-	-
- Australand Property Trust No. 5 (APT5)	1,474	-	-	-
Equity holders of ASSETS	4,157	-	-	-
Other minority interests	3,197	2,981	-	-
	128,738	60,952	57,842	57,971

The above statements of changes in equity should be read in conjunction with the accompanying notes.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

CASH FLOW STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Trust 2005 $'000	Trust 2004 $'000
Cash Flows from Operating Activities					
Receipts from customers (inclusive of GST)		78,331	52,380	25,154	-
Payments to suppliers (inclusive of GST)		(20,866)	(13,161)	(11,028)	(478)
Loan establishment and security fees received		8,249	5,213	5,654	5,213
Interest received		6,972	10,926	6,015	10,616
Dividends and trust distribution received		527	431	46,226	44,069
Borrowing costs paid		(3,212)	(2,076)	(4,084)	(11)
Net cash inflow from operating activities	19	70,001	53,713	67,937	59,409
Cash Flows from Investing Activities					
Proceeds from sale of investments		-	18,190	-	18,190
Proceeds from sale of investment property		14,400	10,365	-	-
Payments for acquisition of investment property or properties under development		(305,726)	(6,779)	(282,285)	(6,779)
Payments for improvement to investment properties		-	(1,907)	-	-
Cash acquired on acquisition of AWPT3		-	4,717	-	-
Cash acquired on stapling of APT4 and APT5	20	10,161	-	-	-
Payments for acquisition of AWPT3		-	(96,986)	-	(296,375)
Payments for stapling of APT4 and APT5	20	(178,906)	-	(178,906)	-
Net cash (outflow) from investing activities		(460,071)	(72,400)	(461,191)	(284,964)
Cash Flows from Financing Activities					
Proceeds from borrowings		50,000	-	-	-
Repayment of borrowings		-	(199,388)	-	-
Distribution paid		(62,600)	(16,960)	(62,600)	(16,960)
Distribution paid to outside equity interests in controlled entities		(1,763)	(3,405)	(1,763)	-
Contributions from ASSETS raisings		174,894	-	-	-
Proceeds from issue of units		-	101,870	-	101,870
Loans (to)/from related parties		234,002	136,867	461,371	140,597
Net cash inflow from financing activities		394,533	18,984	397,008	225,507
Net increase / (decrease) in cash held		4,463	297	3,754	(48)
Cash and cash equivalents at the beginning of financial year		3,203	2,906	272	320
Cash at the end of financial year	19	7,666	3,203	4,026	272

The above cash flow statements should be read in conjunction with the accompanying notes.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Australand Property Trust and its subsidiaries as defined in Note 1(b).

Australand Property Trust and its subsidiaries are part of the stapled group that belongs to Australand Property Group ("the Group").

a) Basis of Preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001.*

Compliance with IFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Australand Property Trust comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure* and *AASB 124 Related Party Disclosures.*

Application of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first Australand Property Trust financial statements to be prepared in accordance with AIFRS. AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Australand Property Trust until 31 December 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Australand Property Trust's 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. Australand Property Trust has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 January 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on Australand Property Trust's equity and its net income are given in note 26.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying Australand Property Trust 's accounting policies.

Going Concern

There is a current asset deficiency at 31 December 2005 of $266,103,000. This is due to at call interest bearing liabilities of $338,310,000 owing to a related entity, Australand Holdings Limited ("AHL"). The Board of AHL has provided a letter of support to the Board of Australand Property Limited that they will not call upon the loan until such time when APT is in a position to be able to repay these loans.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries and controlled entities of Australand Property Trust as at 31 December 2005 and the results of all subsidiaries and controlled entities for the year then ended.

Subsidiaries are all those entities (including special purpose entities) over which the Trust has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Trust controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Trust. They are de-consolidated from the date that control ceases.

Interentity transactions, balances and unrealised gains on transactions between entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Trust.

Application of AASB 1002 Post date of transition stapling arrangements

For the purposes of AASB Interpretation 1002, Australand Property Trust ('APT') has been identified as the acquirer in relation to the post date of transition stapling with Australand Property Trust No. 4 ('APT4') and Australand Property Trust No. 5 ('APT5'). In accordance with AASB 1002 the results and equity, not directly owned by APT, of APT4 and APT5 have been treated and disclosed as minority interest. Whilst the results and equity of APT4 and APT5 are disclosed as minority interest, the stapled security holders of APT are the same as the stapled security holders of APT4 and APT5.

c) Revenue Recognition

Rental Income

Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rental income relating to straight lining is included as a component of the net gain from fair value adjustments on investment property. An asset is recognised to represent the portion of operating lease income in a reporting period relating to fixed increases in operating lease rentals in future periods. Such assets are recognised as a component of the carrying amount of investment properties in the balance sheet.

d) Investment Properties

Investment properties comprise investment interests in land and buildings held for long-term rental yields. Investment properties are carried at fair value, representing open market value determined annually by external valuers, with 50% of properties valued in the first half of each year and the balance in the second half.

The carrying amount of investment properties recorded in the balance sheet includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods. Changes in fair values are recorded in the income statement as part of other income.

Investment properties under development

Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's completion value. Any resultant revaluation gain or loss made while the property is under development is shown separately on the consolidated income statement from fair value gains from existing investment properties held.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

f) Trade Receivables

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Trust will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

g) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Trust's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than fair value of net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

h) Impairments of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

i) Trade and Other Creditors

Trade and other creditors represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

j) Provisions

Provisions are recognised when the Trust has a present legal or constructive obligation as a result of past events; it is more likely than not an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

k) Lease Incentives

Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including, up front cash payments, rent free periods, or a contribution to certain lessee costs such as fit out or relocation costs. As these incentives are repaid out of future lease payments, they are recognised as an asset in the consolidated balance sheet as a component of the carrying amount of investment properties and amortised over the lease period.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Employee Benefits

Share-based compensation benefits are provided to employees via the Australand Property Group Share Option Plan and the Australand Securities Ownership Plan. The fair value of options granted is determined at grant date and recognised as an expense under AIFRS with a corresponding increase in equity over their vesting period. For share options granted before 7 November 2002 and/or vested before 1 January 2005 no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

m) Borrowings and Borrowing Costs

Borrowings are initially recognised at fair value including transaction costs incurred. Any difference between proceeds (net of transaction costs) and redemption is recognised in the income statement over the period of the borrowings using effective interest method. Borrowings are classified as current liabilities unless the Trust has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowing costs incurred for construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for intended use or sale. Other borrowing costs are expensed.

n) Taxation

Under current income tax legislation, Australand Property Trust and its subsidiaries are not liable for income tax, provided that the taxable income is fully distributed each year including any taxable capital gain derived from the sale of an asset.

o) Earnings per Unit

(i) Basic earnings per unit – Australand Property Trust

Basic earnings per unit is determined by dividing the net profit attributable to the unit holders of Australand Property Trust and its controlled entities, excluding any costs of servicing equity other than ordinary units, by the weighted average number of units outstanding during the year, adjusted for bonus elements in units, if any, issued during the year.

(ii) Diluted earnings per unit – Australand Property Trust

Diluted earnings per unit adjusts the figures used in the determination of basic earnings per unit by taking into account the effect of interest and other financing costs associated with dilutive potential ordinary units and the weighted average number of units assumed to have been issued for no consideration in relation to the dilutive potential ordinary units.

(iii) Basic earnings per unit – including APT4 and APT5

Basic earnings per unit is determined by dividing the net profit attributable to Australand Property Trust, APT4 and APT5 unit holders, excluding any costs of servicing equity other than ordinary units, by the weighted average number of units outstanding during the year, adjusted for bonus elements in units, if any, issued during the year.

(iv) Diluted earnings per unit – including APT4 and APT5

Diluted earnings per unit adjusts the figures used in the determination of basic earnings per unit for Australand Property Trust, APT4 and APT5 by taking into account the effect of interest and other financing costs associated with dilutive potential ordinary units and the weighted average number of units assumed to have been issued for no consideration in relation to the dilutive potential ordinary units.

p) Interest Income

Interest income is recognised under the effective interest rate method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

q) New Accounting Standards and UIG Interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 31 December 2005 reporting periods. The Trust's assessment of the impact of these new standards and interpretations is set out below for those standards that may affect the Trust in future reporting periods:

(i) UIG 4 Determining whether an Asset Contains a Lease
UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Trust has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2006 financial statements and the UIG 4 transition provisions. The Trust will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 January 2006. Implementation of UIG 4 is not expected to change the accounting for any the Trust 's current arrangements.

(ii) AASB 2005-9 Amendments to Australian Accounting Standards (AASB 4, AASB 1023, AASB 139 & AASB 132)
AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Trust has not elected to adopt the amendments early. It will apply the revised standards in its 31 December 2006 financial statements.

(iii) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Trust has not adopted the standards early. Application of the standards is not expected to affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Trust 's financial instruments.

r) Rounding off of Amounts

The Trust and its controlled entities are of a kind referred to in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the Financial Report. Amounts in the Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

s) Change of Financial Year End Date

By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("AIL") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.4 ("APT4") and Australand Property Trust No.5 ("APT5") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("Shortened Financial Year"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

2. FINANCIAL RISK MANAGEMENT

The Trust's activities expose it to a variety of financial risks; credit risk, liquidity risk and cash flow interest rate risk. The Trust's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Trust. The Trust uses derivative financial instruments such as interest rate swaps to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Australand Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Trust's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

(a) Credit risk

The Trust has no significant concentrations of credit risk. The Trust has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Trust has policies that limit the amount of credit exposure to any one financial institution.

(b) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims at maintaining flexibility in funding by keeping committed credit lines available.

(c) Cash flow and fair value interest rate risk

As the Trust has no significant interest-bearing assets, the Trust's income and operating cash flows are substantially independent of changes in market interest rates.

The Australand Group's ("Group") interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. Group policy is to maintain between 60% and 90% of its borrowings in fixed rate instruments. At the year end, 72% of Group borrowings were at fixed rates.

The Group manages its cash flow interest-rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Generally, the Group raises long term borrowings at floating rates and swaps them into fixed rates that are lower than those available if the Group borrowed at fixed rates directly. Under the interest-rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

	Consolidated		The Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
3. AUDITOR'S REMUNERATION				
During the year, the following amounts were paid or payable to the auditor of the Trust and its related practices:				
Assurance services				
Audit services				
Fees paid to PricewaterhouseCoopers:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	170	60	-	-
Total remuneration for audit services	170	60	-	-
Other assurance services				
Fees paid to PricewaterhouseCoopers:				
Investigating accountant's report	100	-	-	-
Compliance plan audit services	15	18	-	-
Total remuneration for other assurance services	115	18	-	-
Total auditor's remuneration	285	78	-	-
4. RECEIVABLES				
Current				
Equity receivable - ASSETS	95,143	-	-	-
GST receivable	9,098	-	8,477	-
Other debtors	3,931	80	823	678
Amounts owed by related entities	223	351	57	351
	108,395	431	9,357	1,029
5. NON-CURRENT RECEIVABLES				
Non-Current				
Lease incentives	1,947	-	337	-
Deferred charges	101	-	-	-
Amounts owing by related entity – Australand Holdings Limited	-	86,100	-	85,840
	2,048	86,100	337	85,840
6. OTHER ASSETS				
Current				
Prepayments	663	993	47	-

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

7. INVESTMENT PROPERTIES

Investment Properties are set out below.

	Consolidated					
Description	Acquisition Date	Original Purchase Price $'000	Independent Valuation Date	Independent Valuation $'000	31 Dec 05 Book Value $'000	31 Dec 04 Book Value $'000
20 Thackray Road, Port Melbourne, VIC	Dec 2004	14,756	30 Jun 2005	14,650	**14,651**	-
6 Butu Wargun Drive, Greystanes, NSW	Jul 2005	25,025	12 May 2005	25,500	**25,500**	-
21-33 South Park Drive, Dandenong South, VIC	May 2005	13,411	29 Nov 2005	13,900	**13,900**	-
50 Southbank Blvd. Southbank, VIC	May 2005	11,851	30 June 2005	12,900	**12,951**	-
64 West Park Drive, West Park, Derrimut, VIC	Aug 2005	12,770	21 Sep 2005	13,000	**13,000**	-
81-103 South Park Drive, Dandenong South, VIC	Sept 2005	8,450	18 Oct 2005	8,850	**8,850**	-
8-10 Butu Wargun Drive, Greystanes, NSW	Nov 2005	29,719	31 Dec 2005	31,500	**31,500**	-
16-18 Butler Blvd, Adelaide Airport, SA	Nov 2005	9,616	1 Nov 2005	9,600	**9,600**	-
Lot 2A Viola Place, Brisbane Airport, QLD	Dec 2005	12,367	31 Dec 2005	12,200	**12,200**	-
Civic Tower, 66-68 Goulburn Street, Sydney, NSW (50% interest)	Dec 2005	57,811	26 Oct 2005	54,350	**57,811**	-
80 Alfred Street Milsons Point, NSW	Dec 2005	50,156	1 Dec 2005	47,500	**50,156**	-
90 Maribyrnong Street, Footscray VIC	Oct 2003	12,400	31 Dec 2003	12,400	-	12,400
690 Springvale Rd and 350 Wellington Rd, Mulgrave VIC	Oct 2003	62,151	30 Jun 2005	68,400	**68,400**	63,465
658 Church Street, Richmond VIC	Oct 2003	24,700	30 Jun 2005	27,000	**27,000**	24,700
Lot 102 Coughlan Rd, Outer Harbour, SA	Oct 2003	7,100	30 Jun 2005	7,400	**7,400**	7,100
57-71 Platinum Street, Crestmead QLD	Oct 2003	16,300	30 Jun 2005	17,500	**17,500**	16,300
5-7 Trade Street, Lytton QLD	Oct 2003	12,000	30 Jun 2005	14,000	**14,018**	12,000
16 Archimedes Place, Murarrie QLD	Oct 2003	6,000	30 Jun 2005	6,800	**6,800**	6,003
5 Henry Deane Place, Railway Square, Sydney NSW	Oct 2003	37,900	30 Jun 2005	39,300	**39,300**	38,000
40 Annandale Road, Tullamarine VIC	Oct 2003	9,513	6 Oct 2005	17,000	**17,000**	11,016
119 Sharps Road, Tullamarine VIC	Oct 2003	17,200	30 Jun 2005	18,800	**18,805**	17,200
2 Douglas Street, Port Melbourne, VIC	Dec 2005	19,050	11 Jan 2005	19,150	**19,060**	-
35-39 South Park Drive, Dandenong VIC	Oct 2003	13,500	30 Jun 2005	15,100	**15,100**	13,500
99 Shettleston Street, Rocklea QLD	Oct 2003	10,575	30 Jun 2005	13,000	**13,000**	10,575
51 Stradbroke Street, Heathwood QLD	Oct 2003	9,500	15 Sep 2005	17,200	**17,200**	9,500
227 Walters Road, Arndell Park NSW	Oct 2003	20,900	30 Jun 2005	24,000	**24,000**	20,925
811 Abernethy Road, Forrestfield WA	May 2004	7,000	31 Dec 2005	8,000	**8,000**	7,157
8-12 Stanton Road, Seven Hills, NSW	Oct 2003	13,700	30 Jun 2005	15,500	**15,500**	13,700

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

7. INVESTMENT PROPERTIES (Continued)

Description	Acquisition Date	Original Purchase Price $'000	Independent Valuation Date	Independent Valuation $'000	31 Dec 05 Book Value $'000	31 Dec 04 Book Value $'000
26-30 Lee Street, Gateway Building, Sydney, NSW	Oct 2003	56,000	30 Jun 2005	59,000	**59,000**	56,000
10 Butu Wargun Drive, Greystanes, NSW	May 2004	35,000	31 Dec 2005	38,700	**38,700**	35,779
1B Homebush Bay Drive, Rhodes Corporate Park, Rhodes NSW	May 2004	42,250	31 Dec 2005	47,300	**47,300**	43,456
1D Homebush Bay Drive, Rhodes Corporate Park, Rhodes NSW	May 2004	61,500	31 Dec 2005	67,100	**67,100**	62,893
60 Annadale Road, Tullamarine VIC	May 2004	12,475	31 Dec 2005	13,650	**13,650**	12,753
Tower A, 197-201 Coward Street, Mascot NSW	May 2004	46,250	31 Dec 2005	53,500	**53,500**	47,279
Lot 101, 8-12 Stanton Rd, Seven Hills NSW	May 2004	9,500	31 Dec 2005	10,500	**10,500**	9,711
75 Annadale Road, Tullamarine VIC	May 2004	5,800	31 Dec 2005	6,500	**6,500**	5,929
35 Huntingwood Drive, Huntingwood, NSW	Oct 2005	35,000	30 June 2005	35,000	**35,000**	-
80 Hartley Road, Smeaton Grange, NSW	Oct 2005	52,200	30 June 2005	52,200	**52,200**	-
Tower B, 197-201 Coward St, Mascot, NSW	Oct 2005	39,000	30 June 2005	39,000	**39,000**	-
Freshwater Place Office Tower, 2 Southbank Boulevard, Southbank, VIC (50% interest)	Oct 2005	139,200	30 June 2005	139,200	**139,200**	-
23 Wonderland Drive, Eastern Creek, NSW,	Oct 2005	25,500	30 Jun 2005	25,500	**25,500**	-
91 Transport Avenue, Adelaide Airport, SA	Oct 2005	4,425	30 Jun 2005	4,425	**4,425**	-
45-55 South Centre Road, Tullamarine VIC	Oct 2005	9,770	30 Jun 2005	9,770	**9,770**	-
63 South Park Drive, Dandenong, VIC	Oct 2005	11,400	30 Jun 2005	11,400	**11,400**	-
47-59 Boundary Road, Carole Park, QLD	Oct 2005	8,450	30 Jun 2005	8,450	**8,450**	-
2 Wonderland Drive, Eastern Creek, NSW	Oct 2005	47,000	31 Dec 2005	47,000	**47,000**	-
286 Queensport Road, Murarrie, QLD	Oct 2005	16,500	30 Jun 2005	16,500	**16,500**	-
1 Viola Place, Brisbane Airport, QLD	Oct 2005	3,150	30 Jun 2005	3,150	**3,150**	-
22-28 Bam Wine Court, Dandenong South, VIC	Oct 2005	10,200	30 Jun 2005	10,200	**10,201**	-
1C Homebush Bay Drive, Rhodes, NSW	Oct 2003	37,000	31 Dec 2005	40,800	**40,800**	37,000
Other	Oct 2005	-		-	**1,502**	-
		1,252,991		1,323,345	**1,318,550**	594,341

Valuation Basis

The value of investment properties is measured on a fair value basis being the amounts for which the properties could be exchanged between willing parties in an arm's length transaction, based on current prices in an active market for similar properties in the same location and condition and subject to similar leases.
In assessing the value of the investment properties, the independent valuers have considered two basis of valuation being:

1. discounted cash flow; and
2. capitalisation approach

There are no material changes since the date of the valuations to affect significantly the carrying values of properties.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

7. INVESTMENT PROPERTIES (Continued)

Reconciliation of the carrying amounts of investment properties at beginning and end of current financial year is set out below:

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Carrying amount at beginning of the year	**594,341**	374,376	**-**	-
Purchases through the acquisition of controlled entities	**401,796**	224,658	**-**	-
Additions at cost	**277,304**	1,907	**245,933**	-
Net gains from fair value adjustments	**57,509**	-	**3,850**	
Disposals	**(12,400)**	(6,600)	**-**	-
Carrying amount at end of the year	**1,318,550**	594,341	**249,783**	-

(a) Non-current assets pledged as security

All loans are now managed centrally for the whole Australand Property Group and these loans were secured by a fixed and floating charge from AWPT Finance Pty Limited and each guarantor (being the Trustees of entities holding secured property) plus a fixed charge over any building document, lease document, performance bond and bank guarantee in addition to a real property mortgage over each property.

The carrying amounts of non-currents assets pledged as security are:

	Consolidated 2005	Consolidated 2004	Trust 2005	Trust 2004
First Mortgage:				
Investment properties	**1,158,638**	541,750	**206,419**	-

(b) Amounts recognised in profit and loss for investment property

	Consolidated 2005	Consolidated 2004	Trust 2005	Trust 2004
Rental Income	**70,993**	51,272	**4,191**	-
Direct operating expense from property that generated rental income	**(10,701)**	(8,046)	**(556)**	-
	60,292	43,226	**3,635**	-

(c) Leasing arrangements

The investment properties are leased to tenants under long term operating leases with rentals payable monthly. Minimum lease payments receivable on leases of investment properties are as follows:

Minimum lease payment under non-cancellable operating leases of investment properties not recognised in the financial statements are receivable as follows:

	Consolidated 2005	Consolidated 2004	Trust 2005	Trust 2004
Within one year	**106,882**	54,559	**20,975**	-
Later than one year but not later than 5 years	**465,705**	233,185	**115,619**	-
Later than 5 years	**492,988**	225,807	**192,590**	-
	1,065,575	513,551	**329,184**	-

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

8. INVESTMENT PROPERTY UNDER DEVELOPMENT

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
20 Thackray Road, Port Melbourne, VIC	-	6,779	-	6,779
Lot 41, Scanlon Drive, Epping, VIC	11,763	-	11,763	-
Lot A, 302 Hume Street, Goulburn, NSW	19,137	-	19,137	-
10 Butler Boulevarde, Adelaide Airport, SA	5,452	-	5,452	-
Transport Avenue, Adelaide Airport	1,041	-	-	-
	37,393	6,779	36,352	6,779
Reconciliation:				
Carrying amount at beginning of the year	6,779	-	6,779	-
Additions at cost	37,393	6,779	36,352	6,779
Disposals	-	-	-	-
Transfer to investment properties	(6,779)	-	(6,779)	-
Carrying amount at end of the year	37,393	6,779	36,352	6,779

9. OTHER FINANCIAL ASSETS

Set out below are the material controlled entities to which these consolidated financial statements relate. The beneficial interest in the material controlled entities is listed below. All entities were incorporated in Australia.

	Trust	
	2005 $'000	2004 $'000
Investments in controlled entities	568,806	564,059

Particulars in relation to material controlled entities

	Equity Holding	
Controlled entities	2005 %	2004 %
Australand Wholesale Property Trust	92%	92%
Australand Wholesale Property Trust No. 2	93%	93%
Australand Wholesale Property Trust No. 3	95%	95%
Australand Port Melbourne Unit Trust	100%	100%
Archimedes Place Trust	100%	100%
Henry Deane Building Trust	100%	100%
Maribyrnong Unit Trust	100%	100%
Platinum Street Trust	100%	100%
Trade Street Unit Trust	100%	100%
The Gateway Building Trust	100%	100%
No.9 Stradbroke Street Unit Trust	100%	100%
Shettleston Street Trust	100%	100%
South Park Unit Trust	100%	100%
South Park No.2 Unit Trust	100%	100%
Stanton Road No.2 Unit Trust	100%	100%
Tullamarine No.1 Unit Trust	100%	100%
Tullamarine No.2 Unit Trust	100%	100%
Walters Road Unit Trust	100%	100%
AWPT No. 3 Construction Finance Pty Limited	100%	100%
AWPT No. 3 Post-Construction Finance Pty Limited	100%	100%
Stanton Road No. 1 Unit Trust	100%	100%
Australand Wholesale Property Trust No. 10	100%	100%
Rhodes No. 8 Unit Trust	100%	100%
Rhodes No. 9 Unit Trust	100%	100%
Tullamarine No. 3 Unit Trust	100%	100%
Tullamarine No. 4 Unit Trust	100%	100%
Mascot No. 1 Unit Trust	100%	100%
Greystanes No. 1 Unit Trust	100%	100%
Greystanes No. 2 Unit Trust	100%	100%
Australand Property Trust No. 4	100%	-
Australand Property Trust No. 5	100%	-
Australand ASSETS Trust	100%	-

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
10. OTHER NON-CURRENT ASSETS				
Units at cost in unlisted trust Australand Property Trust No. 5	-	5,000	-	5,000
	-	5,000	-	5,000
11. PAYABLES				
Current				
Rents paid in advance	621	1,586	5	-
GST payable	1,578	345	172	-
Accrued acquisition costs and general accruals	20,615	2,147	17,343	268
Amounts owing to controlled entities	-	-	166,258	8,444
Other	83	-	-	-
	22,897	4,078	183,778	8,712
12. PROVISIONS				
Current				
Distribution payable	21,620	18,149	9,483	18,149
Reconciliation				
Reconciliation of the carrying amount of provision is set out below :				
Carrying amount at beginning of financial year	18,149	9,795	18,149	9,371
Interim and final distributions 2005	66,071	60,876	53,500	57,895
Payments made during the year (including issue of securities under Australand Property Group Distribution Reinvestment Plan)	(62,600)	(52,522)	(62,166)	(49,117)
Carrying amount at end of financial year	21,620	18,149	9,483	18,149
13. INTEREST BEARING LIABILITIES				
Current				
Amounts owing to related entity – Australand Holdings Limited	338,310	-	185,724	-
Total Non-current Liabilities	338,310	-	185,724	-
Non-current				
Bank loans - secured	50,000	-	-	-
Total Non-current Liabilities	50,000	-	-	-

APT is funded through AHL, which has $1,450,562,000 funding arrangements available.

	Consolidated 2005 $'000	Consolidated 2004 $'000	Trust 2005 $'000	Trust 2004 $'000
14. OTHER LIABILITIES				
Rental Bond	1,409	-	1,218	-
Total Other Liabilities	1,409	-	1,218	-

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

15. EQUITY

As the stapling of APT4 and APT5 occurred after the introduction of AIFRS, AASB Interpretation 1002 Post date of transition stapling arrangements applies. For the purposes of AASB 1002, APT has been identified as the acquirer and the results and equity of APT4 and APT5 are presented as minority interest in the consolidated financial statements on the basis that APT has obtained an ownership interest as a result of the stapling.

Whilst the results and equity of APT4 and APT5 are disclosed as minority interest, the stapled security holders of APT are the same as the stapled security holders of APT4 and APT5.

		Consolidated		Trust	
		2005 $'000	2004 $'000	2005 $'000	2004 $'000
Equity					
Capital and Reserves attributable to equity holders as:					
Equity holders of APT					
Contributed equity		477,291	636,042	484,087	636,042
Undistributed income		58,727	76	4,418	76
Parent interest		536,018	636,118	488,505	636,118
Equity holders of other stapled entities – APT4 and APT5 (minority interest)					
Contributed equity		192,346	-	-	-
Reserves		(10,601)	-	-	-
Undistributed income		4,016	-	-	-
Minority interest		185,761	-	-	-
Total equity holders interest		721,779	636,118	488,505	636,118
(a) Reserves					
Capital redemption reserve – APT4 and APT5	(i)	(10,601)	-	-	-
Total reserves – equity holders		(10,601)	-	-	-
Movements in above equity holders reserves comprise :					
(i) Capital Redemption Reserve					
Balance 1 January		-	-	-	-
Capital Reserve – stapling of APT4 and APT5		(10,601)	-	-	-
Closing Balance 31 December		(10,601)	-	-	-
(b) Undistributed Income					
Equity holders of APT					
- Undistributed Income		58,727	76	4,418	76
Other stapled entities					
- Australand Property Trust No.4		918	-	-	-
- Australand Property Trust No.5		3,098	-	-	-
		4,016	-	-	-
Total equity holders undistributed income :		62,743	76	4,418	76

15. EQUITY (Continued)

Movements in above total stapled security holders comprises:

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Balance 1 January	76	-	76	-
Net profit attributable to the stapled security holders of Australand	128,738	60,952	57,842	57,971
Distributions	(66,071)	(60,876)	(53,500)	(57,895)
Balance 31 December	62,743	76	4,418	76

(c) Nature and purpose of reserves

(i) Capital redemption reserve
The capital redemption reserve is used to recognise the capital reserve resulting from the stapling of APT 4 and APT 5.

Contributed Equity

	Trust	
	2005 $'000	2004 $'000
865,853,079 units, fully paid (2004: 838,938,067)	669,579	636,042

Movements in units - 2005

Date	Details	Number of units	Issue Price $	$'000
01-01-2005	Balance at beginning of financial year	838,938,067		636,042
22-02-2005	Distribution Reinvestment Plan (DRP) Issue	21,456,314	0.9410	20,189
22-02-2005	Options exercised	22,000	0.8346	18
22-03-2005	Options exercised	19,500	0.8880	17
24-03-2005	Australand Group Employee Securities Ownership Plan issue (ESOP issue)	1,528,724	0.8589	1,313
24-03/2005	Options exercised	6,000	0.8880	6
30-03-2005	Options exercised	15,750	0.8880	14
04-05-2005	Distribution Reinvestment Plan issue	3,684,874	0.9275	3,418
07-09-2005	Options exercised	15,750	0.9087	14
22-09-2005	Options exercised	67,000	0.9087	61
26-09-2005	Options exercised	12,000	0.9087	11
14-10-2005	Consolidation of APT 4 & 5			184,475
14-10-2005	Capital reduction from APT			(175,745)
26-10-2005	Options exercised	61,500	0.6840	42
09-11-2005	Options exercised	5,100	0.6840	3
23-11-2005	Options exercised	20,500	0.8780	18
	Transaction costs			(317)
31-12-2005	Balance at end of financial year	865,853,079		669,579

(a) Units

Units entitle the holder to receive distributions, and the proceeds on any winding up of the Trust in proportion to the number of and amounts paid on the units held.

(b) Options over unissued stapled securities

4,237,000 options to acquire the equivalent number of fully paid stapled securities (then shares) were granted for nil consideration to 101 employees and five directors of Australand on 13 March 2002 pursuant to the Australand Share Option Scheme. As at 31 December 2005, 531,100 options had been exercised and 1,783,250 options had lapsed upon the resignation of employees. The remaining 1,922,650 options are exercisable at $1.57 per option convertible into stapled securities. The options vest at the rate of 25% per annum over four years from 13 March 2002. The first 25% of options granted vested on 13 March 2003. The options lapse, if not exercised before hand, on the fifth anniversary of their date of vesting. The final exercise date of this tranche of options is 13 March 2011.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

15. EQUITY (Continued)

Movements in units – 2004

Date	Details	Number of units	Issue Price $	$'000
01-01-2004	Balance at beginning of financial year	687,528,362	-	502,473
02-02-2004	Distribution Reinvestment Plan issue	11,877,037	0.8580	10,190
18-02-2004	Options exercised	37,500	0.8526	32
31-03-2004	Options exercised	25,000	0.8526	21
03-05-2004	Dividend reinvestment plan issue	2,128,543	0.9056	1,928
17-05-2004	Rights issue/placement	98,454,763	0.8809	86,729
04-06-2004	Rights issue	17,463,126	0.8809	15,383
21-06-2004	ESOP issue	342,860	0.8809	302
03-08-2004	Distribution Reinvestment Plan issue	2,632,127	0.8477	2,231
22-09-2004	Options exercised	50,000	0.8531	43
22-10-2004	Options exercised	41,000	0.8467	35
15-11-2004	Distribution Reinvestment Plan issue	18,345,749	0.9707	17,808
	Less: Transaction costs			(1,143)
17-11-2004	Options exercised	12,000	0.8467	10
31-12-2004	Balance at end of financial year	838,938,067		636,042

16. EARNINGS PER UNIT

	Alternative (including APT4 & APT5)		Australand Property Trust	
	2005	2004	**2005**	2004
Basic - earnings per unit	**14.1 cents**	7.5 cents	**13.4 cents**	7.5 cents
Diluted - earnings per unit	**14.0 cents**	7.5 cents	**13.3 cents**	7.5 cents
Earnings reconciliation				
Basic earnings per unit				
Earnings used in calculating basic earnings per unit	**121,384**	57,971	**115,765**	57,971
Diluted earnings per unit				
Earnings used in calculating diluted earnings per unit	**121,384**	57,971	**115,765**	57,971

The weighted average number of units on issue used in the calculation of basic ordinary earnings per unit was 861,314,508 units (2004: 773,386,258 units).

The weighted average number of units on issue used in the calculation of diluted ordinary earnings per unit was 868,895,902 units (2004: 778,592,625 units).

	Consolidated	
	2005 Number	**2004 Number**
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per unit	**861,314,508**	773,386,258
Australand Employee Security Ownership Plan	**7,581,394**	5,206,367
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per unit	**868,895,902**	778,592,625

17. DISTRIBUTIONS

	Payment per unit	Total amount $000	Date of payment
2005			
Distribution	1.80 cents	15,645	04-05-05
Distribution	1.70 cents	14,839	03-08-05
Distribution	1.60 cents	13,967	04-11-05
Distribution	2.00 cents	17,464	08-02-06
Total APT group distribution	**7.10 cents**	61,915	
ASSETS distribution		4,156	08-02-06
Total 2005 distribution		66,071	
2004			
Distribution	1.40 cents	9,826	03-05-04
Distribution	2.03 cents	16,708	03-08-04
Distribution	1.60 cents	13,212	15-11-04
Distribution	2.15 cents	18,149	02-02-05
Total 2004 distribution	**7.18 cents**	57,895	

The Australand Distribution Reinvestment Plan ("DRP") was in operation for the final 2005 dividend / distribution. The Record Date to determine entitlements to the final 2005 dividend / distribution and the last date for the receipt of an election notice for participation in the DRP was 5.00pm, 31 December 2005. The DRP price was $2.03 per stapled security. The final 2005 dividend / distribution of 4.5 cents per stapled security is payable was paid on 8 February 2006. This comprises a 2.5 cent per share fully franked dividend from Australand Holdings Limited, a 1.086 cent per unit distribution from Australand Property Trust (tax deferred to 27%), a 0.834 cent per unit distribution from Australand Property Trust No.4 (tax deferred to 53%) and a 0.080 cent per unit distribution from Australand Property Trust No.5 (tax deferred to 93%).

18. MINORITY INTEREST IN CONTROLLED ENTITIES

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Interest in issued units	**46,229**	38,502	-	-
Interest in undistributed income	**3,813**	-	-	-
Interest in net operating income	**7,354**	2,981	-	-
Interest in ASSETS	**268,658**	-	-	-
Distributed income during the financial year	**(7,354)**	(2,981)	-	-
	318,700	38,502	-	-

Outside equity interest in controlled entities represents Australand Holdings Limited's equity holding in Australand Wholesale Property Trust, Australand Wholesale Property Trust No. 2 and Australand Wholesale Property Trust No. 3. This financial period, it also includes outside equity interest in Australand ASSETS Trust.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

19. CASH FLOW INFORMATION

a) Reconciliation of cash

For the purpose of the statements of cash flows, cash includes cash on hand and bank and short term deposits at call. Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of cash flows as follows:

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Cash	7,666	3,203	4,026	272

b) Reconciliation of profit from ordinary activities to net cash provided by operating activities

	Consolidated 2005 $'000	Consolidated 2004 $'000	Trust 2005 $'000	Trust 2004 $'000
Profit from ordinary activities	121,384	57,971	57,842	57,971
Add/(less) non cash items:				
Working capital on acquisitions	-	(3,245)	-	-
Gain on disposal of investment property	(1,611)	(4,014)	-	-
Net gains from fair value adjustments on investment property	(57,509)	-	-	-
Others	-	5,285	-	2,599
Change in operating assets and liabilities during the financial year:				
(Increase)/decrease in other debtors	(12,821)	(564)	(8,328)	(1,389)
(Increase)/decrease in other assets	330	(664)	(47)	-
Increase/(decrease) in payables	18,819	(1,056)	17,252	228
Increase/(decrease) in other non-current liabilities	1,409	-	1,218	-
Net cash flows provided by operating activities	70,001	53,713	67,937	59,409

c) Non cash financing and investing activities

During the year the Trust and the Consolidated entity entered into the following non-cash financing and investing activities:

	Consolidated 2005 $'000	Consolidated 2004 $'000	Trust 2005 $'000	Trust 2004 $'000
Non cash movements in contributed equity				
Australand Property Trust Employee Units Ownership Plan issue	3,803	2,813	1,652	2,813
Non cash movements in distribution				
Distribution satisfied by the issue of securities under the Australand Distribution Reinvestment Plan	26,368	32,157	12,204	32,157

None of the above financing and investing activities have been included in the statements of cash flows.

20. BUSINESS COMBINATION

Summary of stapling

During the financial year, the Group consolidated the results of Australand Property Trust No.4 and Australand Property Trust No.5. This was funded by Australand security holders via the compulsory application of a special dividend of 1 cent per share from Australand Holdings Limited ($8,730,000) and a return of 20.151 cents per unit from Australand Property Trust. The consolidated operating results of Australand Property Trust No. 4 have been included in the statement of financial performance from 1 October 2005.

(i) Stapling of Australand Property Trust No.4

(a) Summary

	Consolidated 2005 $'000
Cash outflows relating to the stapling:	
Special dividend and capital distribution in respect of the stapling of APT 4	128,614
Direct costs relating to the stapling	1,773
Total cash outflow	130,387
Fair value of net identifiable assets stapled	124,248
Capital redemption reserve	(6,139)

(b) Stapling cash outflow

Outflow of cash to staple the entity, net of cash acquired:	
Gross cash outflow	130,387
Less: Cash balance acquired	(5,549)
Net cash outflow	124,928

(c) Assets and liabilities stapled

The assets and liabilities arising from the stapling are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash	5,459	5,459
Trade receivables	1,878	1,878
Investment properties	265,400	267,173
Plant and equipment	10	10
Prepayments	180	180
Other assets	762	762
Trade payables	(4,246)	(4,246)
Interest bearing debt	(135,846)	(135,846)
Derivative financial instruments	196	196
Provisions	(2,672)	(2,672)
Net assets	131,121	132,894
Australand Holdings Limited - parent interest		(8,646)
Net identifiable assets acquired		124,248

20. BUSINESS COMBINATION (*Continued*)

(ii) Stapling of Australand Property Trust No.5

(a) Summary

	Consolidated 2005 $'000
Cash outflows relating to the stapling:	
Special dividend and capital distribution in respect of the stapling of APT 5	55,861
Direct costs relating to the stapling	1,388
Total cash outflow	57,249
Fair value of net identifiable assets stapled	52,787
Capital redemption reserve	(4,462)

(b) Stapling cash outflow

Outflow of cash to staple the entity, net of cash acquired:	
Gross cash outflow	57,249
Less: Cash balances acquired	(4,702)
Net cash outflow	52,547

(c) Assets and liabilities stapled

The assets and liabilities arising from the stapling are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash	4,702	4,702
Trade receivables	379	379
Investment properties	130,621	132,009
Prepayments	78	78
Other assets	343	343
Trade payables	(2,917)	(2,917)
Interest bearing debt	(71,914)	(71,914)
Derivative financial instruments	(252)	(252)
Other liabilities	(2,664)	(2,664)
Net assets	58,376	59,764
APT existing interest		(6,977)
Net identifiable assets acquired		52,787

(iii) Acquisition of material controlled entities - 2004

During 2004, the consolidated entity acquired control of Australand Wholesale Property Trust No. 3 via a cash offer. Details of the acquisition are as follows:

	Consolidated 2004 $'000
Total cash consideration	96,986
Net assets at acquisition	107,220
Outside equity interest at acquisition at fair value	(10,234)
Net identifiable assets acquired	96,986

21. FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest rate hedging agreements

Derivative financial instruments are used by the consolidated entity to hedge exposure to interest rate risk associated with movement in interest rates which impact on the borrowings of the consolidated entity. Interest rate swaps are entered into by the consolidated entity to exchange variable interest payment obligations with fixed interest rate obligations to protect the consolidated entity's borrowings from the risk of increasing interest rates.

The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors. The contracts require settlement of net interest receivable or payable each 90 days. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

(b) Interest rate risk

Interest rate risk is managed centrally.

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rates for each class of financial asset and financial liability are:

	Floating interest rate $'000	Fixed interest maturing in 1 year or less $'000	Fixed interest maturing in 1 to 5 years $'000	Non interest bearing $'000	Total $'000
2005					
Financial assets					
Cash	7,666	-	-	-	7,666
Receivables	-	-	-	108,395	108,395
Total financial assets	7,666	-	-	108,395	116,061
Weighted average interest rate	5.35%				
Financial liabilities					
Amounts owing to related entity – Australand Holdings Limited	(338,310)	-	-	-	(338,310)
Payables	-	-	-	(22,897)	(22,897)
Total financial liabilities	(338,310)	-	-	(22,897)	(361,207)
Weighted average interest rate	6.58%				
Net financial assets/(liabilities)	(330,644)	-	-	85,498	(245,146)

21. FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

	Floating interest rate $'000	Fixed interest maturing in 1 year or less $'000	Fixed interest maturing in 1 to 5 years $'000	Non interest bearing $'000	Total $'000
2004					
Financial assets					
Cash	3,203	-	-	-	3,203
Other debtors	-	-	-	431	431
Amounts owing by related entity - Australand Holdings Limited	86,100	-	-	-	86,100
Other financial assets	-	-	-	5,000	5,000
Total financial assets	89,303	-	-	5,431	94,734
Weighted average interest rate	6.86%				
Financial liabilities					
Payables	-	-	-	(4,078)	(4,078)
Total financial liabilities	-	-	-	(4,078)	(4,078)
Weighted average interest rate	0.00%				
Net financial assets	89,303	-	-	1,353	90,656

(c) Net Fair Values

The consolidated entity's financial assets and liabilities are stated at cost and these assets are not traded in an organised financial market.

Carrying amounts of other debtors, amounts owing by related entity, Australand Holdings Limited, other financial assets, payables and bank loans are stated at cost as the carrying values approximate net fair values.

The valuation of financial instruments not recognised on the statement of financial position amounts to $Nil in 2005 (2004: $Nil). This reflects the estimated amounts that the consolidated entity expects to pay or receive to terminate the contracts, or replace the contracts at their current market rates as at the reporting date.

(d) Credit Risk

The carrying amounts of financial assets included in the consolidated statement of financial position represent the consolidated entity's exposure to credit risk in relation to these assets.

22. CONTINGENCIES

The responsible entity for the Trust, has jointly and severally unconditionally and irrevocably guaranteed the repayment of certain secured borrowings by members of the Australand Holdings Limited group and members of the Australand Property Trust group. The total facility guaranteed is $1,248,482,000. As at balance date the facilities were drawn to $1,140,692,000. The Trust has pledged its investment properties ($1,158,638,000) as security for the borrowing facilities arranged through Australand Finance Limited, a controlled entity of Australand Holdings Limited.

23. SEGMENT INFORMATION

The Trust and its controlled entities derive income from investment in property. All such investments are located in Australia.

24. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Australand Holdings Limited (AHL), Australand Property Limited (APL) (as the responsible entity of Australand Property Trust and Australand ASSETS Trust) and Australand Investments Limited (AIL) (as the responsible entity of Australand Property Trust No.4 and Australand Property Trust No.5) during the financial year:

Chairman - non-executive
THAM Kui Seng (appointed to the Board of AIL on 12 October 2005)

Deputy Chairman - non-executive
James Glen SERVICE, AO

Executive Director
Brendan Patrick CROTTY, Managing Director (appointed to the Board of AIL on 12 October 2005)

Non-executive Directors
William John BEERWORTH (appointed to the Board of AIL on 12 October 2005)
Lt Gen (Ret'd) Winston CHOO (appointed to the Board of AIL on 12 October 2005)
Ian Farley HUTCHINSON (appointed to the Board of AIL on 12 October 2005)
Paul Dean ISHERWOOD (appointed to the Board of AHL, APL and AIL on 15 December 2005)
KEE Teck Koon (appointed to the Board of AIL on 12 October 2005)
LUI Chong Chee (appointed to the Board of AIL on 12 October 2005).

Mr Sam Kavourakis and Mr Lyndsay Shaddock were directors of Australand Investments Limited from the beginning of the financial year until their resignation on 14 October 2005.

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of Australand, directly or indirectly, during the financial year:

Name	Position	Date of appointment to role
Peter Denis Burke	Executive General Manager, Residential	8 March 2004
John Antony Thomas	Executive General Manager, Commercial and Industrial	1 June 2003
David Paul Craig	Chief Financial Officer	22 September 2003

All the above persons were also key management personnel during the year ended 31 December 2004.

All key management personnel are employed by Rylehall Pty Limited, a wholly owned controlled entity of Australand Holdings Limited.

(c) Key management personnel compensation

	Consolidated	
	2005 $000	2004 $000
Short term employee benefits	4,710	4,206
Post employment benefits	216	202
Other long term employee benefits	58	67
Termination benefits	-	-
Security based payments	491	273
TOTAL	5,475	4,748

The Company has taken advantage of the relief provided by the Corporations Regulations 2M.6.04 and has transferred certain remuneration disclosures to the directors' report. The relevant information can be found in sections 1 to 4 of the Remuneration Report.

24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(d) Equity instrument disclosures relating to key management personnel

(i) Australand Options

The number of options over Australand stapled securities held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	37,500	-	25,000	-	12,500	-
Bill Beerworth	50,000	-	-	-	50,000	37,500
Brendan Crotty	400,000	-	-	-	400,000	300,000
Winston Choo	50,000	-	-	-	50,000	37,500
Ian Hutchinson	37,500	-	-	-	37,500	25,000
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	37,500	-	-	-	37,500	12,500
Bill Beerworth	50,000	-	-	-	50,000	25,000
Brendan Crotty	400,000	-	-	-	400,000	200,000
Winston Choo	50,000	-	-	-	50,000	25,000
Ian Hutchinson	37,500	-	-	-	37,500	12,500
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Other key management personnel

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	-	20,500	-	61,500	41,000
John Thomas	-	-	-	-	-	-
David Craig	-	-	-	-	-	-

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	-	-	-	82,000	41,000
John Thomas	-	-	-	-	-	-
David Craig	-	-	-	-	-	-

24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(ii) CapitaLand Limited Options

The number of options over CapitaLand Limited shares held by each director and other key management personnel, are set out below:

Directors

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng [1]	-	-	-	-	-	-
Jim Service [2]	50,000	-	37,500	-	12,500	12,500
	50,000	-	37,500	-	12,500	-
	66,000	-	55,400	-	10,600	10,600
	50,000	-	-	-	50,000	25,000
	-	40,000	-	-	40,000	-
Brendan Crotty	42,000	-	-	-	42,000	42,000
	100,000	-	-	-	100,000	100,000
	100,000	-	-	-	100,000	75,000
	126,000	-	-	-	126,000	63,000
	100,000	-	-	-	100,000	25,000
	-	80,000	-	-	80,000	-
Bill Beerworth	30,000	-	-	-	30,000	30,000
	30,000	-	-	-	30,000	22,500
	39,600	-	-	-	39,600	39,600
	30,000	-	-	-	30,000	15,000
	-	20,000	-	-	20,000	-
Winston Choo	60,000	-	60,000	-	-	-
	30,000	-	30,000	-	-	-
	30,000	-	22,500	-	7,500	-
	39,600	-	39,600	-	-	-
	30,000	-	15,000	-	15,000	-
	-	20,000	-	-	20,000	-
Ian Hutchinson	30,000	-	-	-	30,000	22,500
	39,600	-	-	-	39,600	39,600
	30,000	-	-	-	30,000	15,000
	-	20,000	-	-	20,000	-
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon [1]	-	-	-	-	-	-
Lui Chong Chee [1]	-	-	-	-	-	-

1. These directors hold CapitaLand Limited options in their capacity as an executive of CapitaLand Limited and not in their capacity as a director of Australand.

2. Mr Service holds additional Capitaland Limited options but not in his capacity as a director of Australand.

24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Directors

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	166,000	50,000	-	-	216,000	95,500
Brendan Crotty	368,000	100,000	-	-	468,000	198,500
Bill Beerworth	99,600	30,000	-	-	129,600	47,400
Winston Choo	99,600	30,000	-		129,600	47,400
Ian Hutchinson	69,600	30,000	-	-	99,600	24,900
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	**127,600**	**50,000**	**73,800**	**-**	**103,800**	**-**
John Thomas	**124,800**	**50,000**	**-**	**-**	**174,800**	**47,400**
David Craig	**60,000**	**50,000**	**-**	**-**	**110,000**	**15,000**

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	67,600	60,000	-	-	127,600	49,600
John Thomas	64,800	60,000	-	-	124,800	16,200
David Craig	-	50,000	-	-	50,000	-

24. KEY MANAGEMENT PERSONNEL DISCLOSURES *(Continued)*

(iii) Australand stapled securities

The number of stapled securities held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	25,000	-	225,000
Bill Beerworth	3,876	-	-	3,876
Brendan Crotty	815,243	-	28,864	884,107
Winston Choo	-	-	-	-
Ian Hutchinson	54,415	-	2,761	57,176
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	-	-	200,000
Bill Beerworth	3,391	-	485	3,876
Brendan Crotty	708,089	-	107,154	815,243
Winston Choo	-	-	-	-
Ian Hutchinson	43,168	-	11,247	54,415
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	150,000	20,500	125,000	295,500
John Thomas	200,000	-	100,000	300,000
David Craig	249,818	-	150,182	400,000

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	50,000	-	100,000	150,000
John Thomas	100,000	-	100,000	200,000
David Craig	89,818	-	160,000	249,818

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005
24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(iv) CapitaLand Limited shares

The number of shares held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors
2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	-	130,400	(70,000)	60,400
Bill Beerworth	-	-	-	-
Brendan Crotty	-	-	-	-
Winston Choo	-	167,100	-	167,100
Ian Hutchinson	-	-	-	-
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	-	-	-	-
Bill Beerworth	-	-	-	-
Brendan Crotty	-	-	-	-
Winston Choo	-	-	-	-
Ian Hutchinson	-	-	-	-
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel
2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	-	73,800	(73,800)	-
John Thomas	-	-	-	-
David Craig		-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	-	-	-	-
John Thomas	-	-	-	-
David Craig	-	-	-	-

24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(e) Other transactions with directors and other key management personnel

Apart from the details disclosed below, no director has entered into a material contract with the aggregated entity since the end of the previous financial year and there are no material contracts involving directors' interests existing at year-end.

Other transactions with directors or director related entities

All transactions with directors are conducted in the normal course of business under commercial terms and conditions.

J G Service Pty Limited was paid $60,000 during the year for providing the services of Mr J G Service as the Chairman of Australand Wholesale Investments Limited, the responsible entity for Australand Property Trust No.4 and Australand Property Trust No.5 prior to the merger of these trusts with Australand in October 2005.

(f) Security Based Payments

Details of the security-based payments for the Group are set out in Section 4 of the Remuneration Report.

Expenses arising from security-based payment transactions

Total expenses for the Group arising from security-based payment transactions recognised during the period as part of the employee benefit expense were as follows:

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Securities issued under Australand Employee Securities Ownership Plan	1,352	-	-	-
Options over Australand securities	77	-	-	-
Options over CapitaLand securities	159	-	-	-
Shadow scheme	99	-	-	-
	1,687	-	-	-

Australand Options

The weighted average security price of exercise of options exercised during the year ended 31 December 2005 was $1.86 (2004: $1.80). The weighted average remaining contractual life of security options outstanding at the end of the period was 4.4 years.

CapitaLand Limited Options

References to options over CapitaLand Limited shares in this report relate to CapitaLand Limited options granted to Australand employees in their capacity as directors and executives of Australand. There were 2,304,150 options outstanding at the end of the period. The weighted average share price during the year was $2.78 (2004:$1.78). The weighted average remaining contractual life of security options outstanding at the end of the period was 6.7 years.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

25. NON-DIRECTOR RELATED PARTY TRANSACTIONS

(a) Controlling entities

The ultimate parent entity of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 is Temasek Holdings (Private) Ltd, a company incorporated in Singapore, which at 31 December 2005 through various subsidiaries owned 53.6% (2004: 55.12%) of the issued stapled securities of Australand.

(b) Key management personnel

Disclosures relating to key management personnel are set out in note 24.

(c) Transactions with other related parties

Transactions with related parties are conducted in the normal course of business under normal terms and conditions.

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Aggregate amounts included in the determination of profit from ordinary activities before income tax expense that resulted from transactions with each class of other related parties:				
Loan establishment and security fees received	8,249	-	5,654	-
Interest payable to ASSETS	-	-	4,232	-
Amounts owed by related entity – Australand Holdings Limited	-	86,100	-	85,840
Amounts owing to related entity – Australand Holdings Limited	(338,310)	-	(185,724)	-
Management fees paid	(1,621)	(782)	-	-

(d) Ownership interests in entities in the wholly owned group and other related parties

Interests in controlled entities are set out in Note 9.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

26. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

(a) At the date of transition to AIFRS: 1 January 2004

CONSOLIDATED BALANCE SHEET	Notes	1 Jan 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	1 Jan 2004 AIFRS $'000
Current Asset				
Cash Assets		2,906	-	2,906
Receivables	4	4,242	(2,321)	1,921
Other		329	-	329
Total Current Assets		7,477	(2,321)	5,156
Non Current Assets				
Receivables		222,967	-	222,967
Investment Properties		374,376	-	374,376
Investment Property Under-Development		-	-	-
Other financials assets		23,190	-	23,190
Total Non-Current Assets		620,533	-	620,533
Total Assets		628,010	(2,321)	625,689
Current Liabilities				
Payables		5,135	-	5,135
Provisions		9,795	-	9,795
Total Current Liabilities		14,930	-	14,930
Non-Current Liabilities				
Interest Bearing Liabilities		80,478	-	80,478
Total Non-Current Liabilities		80,478	-	80,478
Total Liabilities		95,408	-	95,408
Net Assets		532,602	(2,321)	530,281
Equity				
Contributed equity	4	504,336	(2,321)	502,015
Undistributed income		-	-	-
Total parent entity interest		504,336	(2,321)	502,015
Outside equity interest in controlled entities		28,266	-	28,266
Total Equity		532,602	(2,321)	530,281

26. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(b) At the end of the last full year reporting period under previous AGAAP: 31 December 2004

CONSOLIDATED BALANCE SHEET	Notes	31 Dec 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	31 Dec 2004 AIFRS $'000
Current Asset				
Cash Assets		3,203	-	3,203
Receivables	4	4,805	(4,374)	431
Other		993	-	993
Total Current Assets		9,001	(4,374)	4,627
Non Current Assets				
Receivables		86,100	-	86,100
Investment Properties		594,341	-	594,341
Investment Property Under-Development		6,779	-	6,779
Other financials assets		5,000	-	5,000
Total Non-Current Assets		692,220	-	692,220
Total Assets		701,221	(4,374)	696,847
Current Liabilities				
Payables		4,078	-	4,078
Provisions		18,149	-	18,149
Total Current Liabilities		22,227	-	22,227
Total Liabilities		22,227	-	22,227
Net Assets		678,994	(4,374)	674,620
Equity				
Contributed equity	4	640,416	(4,374)	636,042
Undistributed income		76	-	76
Total parent entity interest		640,492	(4,374)	636,118
Outside equity interest in controlled entities		38,502	-	38,502
Total Equity		678,994	(4,374)	674,620

26. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(c) At the date of transition to AIFRS: 1 January 2004

TRUST BALANCE SHEET	Notes	1 Jan 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	1 Jan 2004 AIFRS $'000
Current Asset				
Cash Assets		320	-	320
Receivables	4	3,663	(2,321)	1,342
Total Current Assets		3,983	(2,321)	1,662
Non Current Assets				
Receivables		222,967	-	222,967
Other		23,190	-	23,190
Investments in controlled entities		267,684	-	267,684
Total Non-Current Assets		513,841	-	513,841
Total Assets		517,824	(2,321)	515,503
Current Liabilities				
Payables		4,117	-	4,117
Provisions		9,371	-	9,371
Total Current Liabilities		13,488	-	13,488
Total Liabilities		13,488	-	13,488
Net Assets		504,336	(2,321)	502,015
Equity				
Contributed equity	4	504,336	(2,321)	502,015
Undistributed income		-	-	-
Total parent entity interest		504,336	(2,321)	502,015

26. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(d) At the end of the last full year reporting period under previous AGAAP: 31 December 2004

TRUST BALANCE SHEET

	Notes	31 Dec 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	31 Dec 2004 AIFRS $'000
Current Asset				
Cash Assets		272	-	272
Receivables	4	5,403	(4,374)	1,029
Total Current Assets		5,675	(4,374)	1,301
Non Current Assets				
Receivables		85,840	-	85,840
Investment Property Under-Development		6,779	-	6,779
Other		5,000	-	5,000
Investments in controlled entities		564,059	-	564,059
Total Non-Current Assets		661,678	-	661,678
Total Assets		667,353	(4,374)	662,979
Current Liabilities				
Payables		8,712	-	8,712
Provisions		18,149	-	18,149
Total Current Liabilities		26,861	-	26,861
Total Liabilities		26,861	-	26,861
Net Assets		640,492	(4,374)	636,118
Equity				
Contributed equity	4	640,416	(4,374)	636,042
Undistributed income		76	-	76
Total parent entity interest		640,492	(4,374)	636,118

26. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)

(a) Reconciliation of profit for the year ended 31 December 2004

CONSOLIDATED INCOME STATEMENT	31 Dec 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	31 Dec 2004 AIFRS $'000
Revenue			
Rental Income	43,931	-	43,931
Recoverable outgoings	7,341	-	7,341
Interest Income	10,926	-	10,926
Loan establishment and security fees received	5,213	-	5,213
Distributions received	431	-	431
Proceeds on disposal of non-current investment	18,190	(18,190)	-
Gross proceeds from sale of investment property	10,365	(10,365)	-
Total revenue	96,397	(28,555)	67,842
Expense			
Rates, taxes and other property outgoings	8,046	-	8,046
Borrowing costs	2,076	-	2,076
Trust management fees	782	-	782
Carrying amount of non-current investment disposed of	18,190	(18,190)	-
Carrying amount of investment property disposed of	6,351	(6,351)	-
Total expense	35,445	(24,541)	10,904
Gain on disposal of investment property	-	4,014	4,014
Net profit	60,952	-	60,952
Net profit attributable to outside equity interest	2,981	-	2,981
Total changes in equity other than those resulting from transactions with unity owners as owners	57,971	-	57,971

26. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(b) Reconciliation of profit for the year ended 31 December 2004

TRUST INCOME STATEMENT	31 Dec 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	31 Dec 2004 AIFRS $'000
Revenue			
Interest Income	10,616	-	10,616
Loan establishment and security fees received	5,213	-	5,213
Distributions received	42,181	-	42,181
Proceeds on disposal of non-current investment	18,190	(18,190)	-
Total Revenue	76,200	(18,190)	58,010
Expense			
Borrowing costs	11	-	11
Other expense from ordinary activities	28	-	28
Carrying amount of non-current investment disposed of	18,190	(18,190)	-
Total Expense	18,229	(18,190)	39
Net profit	57,971	-	57,971
Total changes in equity other than those resulting from transactions with unity owners as owners	57,971	-	57,971

(3) Reconciliation of cash flow statement for the year ended 31 December 2004.

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliation

Non-recourse loans to employees

Under AIFRS the granting of non-recourse loans to fund the issue to employees of stapled securities is treated as options over stapled securities and accounted for as equity settled share-based payments under AASB 2. Loans and equity relating to securities issued are derecognised and options granted are valued and expensed over their vesting period. There is no remuneration expense in Australand Property Trust relating to options granted as Australand Holdings Limited is the employer. The loans and equity previously recognised in Australand Property Trust representing its share of loans granted under the scheme have been derecognised.

27. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

There are no matters or circumstances which have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity in future financial years, the results of those operations in future financial years or the state of affairs of the consolidated entity in future financial years.

DIRECTORS' DECLARATION
FOR THE YEAR ENDED 31 DECEMBER 2005

In the Directors' opinion:

a) the financial statements and notes set out on pages 28 to 67 are in accordance with the Corporations Act 2001, including:

   i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and

   ii) giving a true and fair view of the trust's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

b) there are reasonable grounds to believe that the trust will be able to pay its debts as and when they become due and payable; and

The Directors have been given the declarations by the chief executive officer and chief financial officer required by *section 295A of the Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors of Australand Property Limited as the responsible entity of Australand Property Trust.

Dated at Sydney this 23rd day of February 2006

Tham Kui Seng
Chairman

Brendan Patrick Crotty
Managing Director

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the unitholders of Australand Property Trust

Audit opinion

In our opinion:

1. the financial report of Australand Property Trust:

   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Australand Property Trust and the Australand Property Trust Group (defined below) as at 31 December 2005, and of their performance for the year ended on that date, and
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remunerations disclosures that are contained in sections 1 to 4 of the remuneration report in the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and Class Order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheets, income statements, cash flow statements, statements of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Australand Property Trust (the Trust) and the Australand Property Trust Group (the consolidated entity), for the year ended 31 December 2005. The consolidated entity comprises both the Trust and the entities it controlled during that year.

The trust has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, in sections 1 to 4 of the remuneration report in the directors' report, as permitted by Class Order 06/50.

The directors of the Australand Property Limited (the directors) as responsible entity are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.



Audit approach

We conducted an independent audit in order to express an opinion to the unitholders of the trust. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and Class Order 06/50. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the trust's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and Class Order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
23 February 2006

AUSTRALAND PROPERTY TRUST No. 4

(Formerly
AUSTRALAND WHOLESALE PROPERTY TRUST No. 4)

ARSN 108 254 413

FINANCIAL REPORT

31 DECEMBER 2005

DIRECTORS' REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

The Directors of Australand Investments Limited ("the responsible entity"), formerly Australand Wholesale Investment Limited, being the responsible entity of Australand Property Trust No.4 ("the Trust"), formerly Australand Wholesale Property Trust No.4, present their report together with the financial report of the Trust and the consolidated financial report of the consolidated entity, being the Trust and its controlled entities, for the shortened financial year ended 31 December 2005.

Directors
The following persons were directors of the responsible entity at the start of the shortened financial year and up to the date of this report:

THAM Kui Seng (appointed as Chairman on 12 October 2005)
James Glen SERVICE, AO (Deputy Chairman)
Brendan Patrick CROTTY (appointed as director on 12 October 2005)
William John BEERWORTH (appointed as director on 12 October 2005)
Lt Gen (Ret'd) Winston CHOO (appointed as director on 12 October 2005)
Ian Farley HUTCHINSON (appointed as director on 12 October 2005)
Paul Dean ISHERWOOD (appointed as director on 15 December 2005)
KEE Teck Koon (appointed as director on 12 October 2005)
LUI Chong Chee (appointed as director on 12 October 2005)

Samuel KAVOURAKIS and Lyndsay SHADDOCK were directors from the beginning of the shortened financial year until their resignation on 14 October 2005.

Directors' qualifications, experience and special responsibilities

THAM Kui Seng
Non-executive director
Chairman of the Board and Member of the Remuneration Committee
Appointed to the Board on 31 January 2001
Age 48

Experience & other directorships

Mr Tham brings to the Board considerable business experience and a strong management background.

He was appointed a Director and Chairman in January 2001. Mr Tham is currently the Chief Corporate Officer of CapitaLand Limited. He was formerly Chief Operating Officer of Pidemco Land Limited, having joined that company in 1996.

Qualifications

Mr Tham holds a Bachelor of Arts (First Class Honours) degree in Engineering Science from Oxford University.

James Glen SERVICE AO
Independent non-executive director
Deputy Chairman
Chairman of the Audit Committee and a Member of the Remuneration Committee
Appointed to the Board on 12 July 1995
Age 73

Experience & other directorships

Mr Service is a very experienced listed company director and brings to the Board considerable property sector experience.

He is Executive Chairman of JG Service Pty Ltd, a specialist property consulting company. He serves on the board of a number of public and private companies including as Chairman of ACTEW Corporation Ltd, director of Challenger Financial Services Group and as a Non-executive Director of CapitaMall Property Trust Management Ltd. Mr Service is a past national president of the Property Council of Australia and continues to be involved in a number of other government, cultural and community organisations.

Directorships of listed entities within the last three years

Challenger International Limited (appointed 8 April 2002 and resigned 18 August 2003) and Challenger Financial Services Group Ltd (appointed 6 November 2003).

Qualifications

Mr Service's qualifications are (Hon) Life Fellow Australian Institute of Building, Fellow of Chartered Secretaries Australia, Fellow CPA Australia and Adjunct Professor National Institute for Governance.

Brendan Patrick CROTTY
Executive Director
Managing Director
Appointed to the Board on 20 June 1985
Age 59

Experience & other directorships

Mr Crotty has extensive expertise in the property industry having worked in the sector for the entire length of his professional career.

He has been Managing Director of Australand since 1990. He joined Australand Holdings Limited (then the Land Division of Hooker Corporation Limited) in 1977, where he held a number of general management positions, before becoming Executive General Manager of the Land, Housing and Apartment Divisions. Prior to 1977, Mr Crotty held senior positions in a property development company and was a partner in a professional firm of surveyors, town planners and civil engineers.

Qualifications

Mr Crotty has formal qualifications in surveying, town planning and business administration and also completed an advanced general management course at IMEDE, Lausanne, Switzerland. He is a Fellow of the Australian Property Institute and the Australian Institute of Company Directors and is also a Member of the Planning Institute of Australia.

William John BEERWORTH
Independent non-executive director
Chairman of the Corporate Governance Committee, Member of the Risk and Compliance Committee, Remuneration Committee and Nomination Committee
Appointed to the Board on 20 March 1997
Age 60

Experience

Mr Beerworth is an investment banker and solicitor and brings to the Board extensive experience in investment banking and in corporate law and governance.

He is Managing Director of Beerworth and Partners Limited, a corporate advisory firm specialising in mergers, acquisitions and corporate transactions. He has held a number of senior positions, including Director of HSBC Australia Limited, Managing Director of HSBC Australia Corporate Finance Limited, Senior Partner of Mallesons Stephen Jaques and Senior Assistant Secretary of the Commonwealth Attorney-General's Department.

Qualifications

Mr Beerworth's formal qualifications include Bachelor's degrees in Arts and Law from the University of Sydney, Master of Laws and Doctor of Juridical Science from the University of Virginia, Master of Commerce from the University of New South Wales and Master of Business Administration from Macquarie Graduate School of Management. He is a Fellow of CPA Australia, Australian Institute of Company Directors, Tax Institute and Australian Institute of Management.

Other directorships

He is Chairman of Contango Asset Management Limited, a substantial wholesale funds manager and is on several Faculty Advisory Boards.

He is a member of the Australian Competition Tribunal and was a member of the Financial System Inquiry Committee (the "*Wallis Committee*").

Lt. Gen (Ret'd) Winston CHOO
Independent non-executive director
Member of the Audit Committee
Appointed to the Board on 15 July 1997
Age 64

Experience & other directorships

Lt Gen (Ret'd) Choo provides the board with a wealth of leadership and management expertise from serving as Singapore's Chief of Defence Force from 1974 to 1992 and his experience as a company director on several listed companies since 1993.

From 1994 to 1997, he served as Singapore's High Commissioner to Australia and concurrently Ambassador to Fiji. From July 2001 to September 2005, he served as Singapore's Non-resident High Commissioner to South Africa. General Choo is currently Singapore's Non-resident High Commissioner to Papua New Guinea and Non-resident Ambassador-designate to Israel. He is Chairman of Rowsley Ltd, FairVision Pte Ltd, WOW Vision Pte Ltd, Tridex Pte Ltd, Singapore Red Cross Society and a member of the Board of Rowsley Capital Pte Ltd, Rowsley Ventures Pte Ltd, Foodfare Catering Pte Ltd and Cougar Logistics Corporation Ltd.

Qualifications

General Choo's formal qualifications include a Master of Arts in History from Duke University, USA and completion of the Advanced Management Programme at Harvard University.

Ian Farley HUTCHINSON
Independent non-executive director
Chairman of the Nomination Committee, Member of the Audit Committee, Risk and Compliance Committee and Corporate Governance Committee
Appointed to the Board on 11 December 2001
Age 67

Experience & other directorships

Mr Hutchinson is an experienced company director and also brings to the Board extensive experience in Corporate Law.

Mr Hutchinson has extensive experience in corporate law having been Senior Partner and Chairman of the National Firm and a Partner of Freehills for 30 years. He also has extensive experience as Chairman or a Member of Audit, Risk and Compliance and Corporate Governance Committees of other companies. He has also served on advisory and review committees for the Australian Federal Government.

Directorships of listed entities within the last three years

Heggies Bulkhaul Limited (appointed 12 October 2001 and resigned 29 October 2004); Global Mining Investments Limited (appointed 28 January 2004 and resigned 9 December 2005).

Other directorships

He is Chairman of Hoya Lens Australia Pty Limited and is a director of Zurich Financial Services Australia Limited (Group).

Qualifications

Mr Hutchinson holds a Bachelor of Law degree from the University of Sydney.

Paul Dean ISHERWOOD
Independent non-executive director
Member of the Audit Committee
Appointed to the Board on 15 December 2005
Age 67

Experience

Mr Isherwood is an experienced company director and also brings to the Board a strong finance and accounting background.

Mr Isherwood also has proven leadership experience from his career with Coopers & Lybrand that spanned 38 years. During this time Paul was National Chairman and Managing Partner of Coopers & Lybrand (Australia) from 1985 to 1994 and served on the International Board and Executive Committee of the firm from 1985 to 1994. On his retirement from Coopers & Lybrand in 1995, Mr. Isherwood commenced a career as a non-executive director and since that time has acquired extensive corporate governance experience, including as Chairman, across different industry sectors, and mostly with listed public companies.

Directorships of listed entities within the last three years

Chairman, Globe International Limited (appointed 30 March 2001); Chairman, Stadium Australia Management Limited (appointed 11 March 1996); Director, St George Bank Limited (appointed 27 October 1997).

Other directorships

He is Chairman of NM Rothschild Australia Holdings Pty Limited, St George Bank New Zealand Ltd and Munich Reinsurance Company of Australasia Ltd.

Qualifications

Mr Isherwood is a Fellow of the Institute of Chartered Accountants in Australia.

KEE Teck Koon
Non-executive director
Appointed to the Board on 27 February 2004
Age 49

Experience & other directorships

Mr Kee brings to the Board extensive experience in the property sector.

He is the Vice Chairman of CapitaLand Retail Ltd and CapitaLand Commercial and Integrated Development Ltd. He is also the Chief Executive Officer of CapitaLand Financial Ltd, which is the manager of two REITs in Singapore, namely CapitaMall Trust (the first listed REIT in Singapore) and CapitaCommercial Trust Management Limited.

Qualifications

Mr Kee holds Bachelors (Honours) and Masters degrees in Engineering Science from Oxford University.

LUI Chong Chee
Non-executive director
Member of the Audit Committee, Corporate Governance Committee and Nomination Committee
Appointed to the Board on 11 December 2001
Age 45

Experience & other directorships

Mr Lui is the Chief Executive Officer of CapitaLand Residential Limited, a Director of Raffles Holdings Limited and an Alternate Director of The Ascott Group Limited.

Mr Lui joined CapitaLand Limited in November 2001 as Chief Financial Officer. He had oversight of all finance and treasury functions in the group and was instrumental in strengthening the balance sheet of the CapitaLand Group. He relinquished his role as Chief Financial Officer and assumed the role as Chief Executive Officer of CapitaLand Residential Limited on 1 July 2005.

Prior to joining CapitaLand Limited in November 2001, Mr Lui was the Managing Director of Citigroup Investment Bank (Singapore) Limited, which he joined in July 1986. Mr Lui was responsible for debt and equity capital markets and financial advisory business in Singapore. He has 15 years of experience in investment banking, including origination and implementation of various capital market financial instruments, mergers and acquisitions and financial advisory transactions in Singapore.

Qualifications

Mr Lui holds a Master of Business Administration in Finance and International Economics and a Bachelor of Science degree in Business Administration (magna cum laude) from New York University, U.S.A.

Secretaries of the Board

Details of company secretaries of the Board in office at the date of this report, and each company secretary's qualifications and experience are below:

Philip John MACKEY
Company Secretary
Age 48

Mr Mackey was appointed Company Secretary of Australand Holdings Limited in June 2003 and of Australand Property Limited and Australand Investments Limited in July 2003.

Mr. Mackey has over 24 years experience in commercial and professional services sectors encompassing company secretarial, corporate governance, compliance, risk management, treasury, audit and accounting activities. He has been a Company Secretary for the past nine years. Mr Mackey joined Australand in June 2003, prior to which he was Assistant Company Secretary of AMP Limited and held various senior management roles with that organisation over an eleven year period. Prior to AMP, Mr Mackey was a senior audit manager with the international accounting firm of Deloitte Touche Tohmatsu.

Mr Mackey holds a Bachelor of Business and a Graduate Diploma in Company Secretarial Practice. He is a Fellow of Chartered Secretaries Australia, an Associate of the Institute of Chartered Accountants, Australia and a Member of the Australian Institute of Company Directors.

Michael Bowden NEWSOM
General Counsel
Age 53

Mr Newsom has over 29 years experience in commercial and corporate law, litigation, capital markets, mergers and acquisitions and corporate administration both in private practice and in large publicly listed companies across the property, building materials, petroleum and financial services industries.

Mr Newsom joined Australand in August 2000, prior to which he held the positions of Company Secretary and General Counsel of Pioneer International Limited and Ampol Limited.

He holds a Bachelor of Arts and Law degrees and is a Solicitor of the Supreme Court of NSW and is also admitted to practice in the Federal and High Courts of Australia.

Board and Board Committee Meetings

The number of meetings of the Board and Board Committees held during the year ended 31 December 2005, and the number of meetings attended by each director was:

Director	Board		Audit Committee		Corporate Governance Committee		Nomination Committee		Remuneration Committee		Risk and Compliance Committee	
	A	B	A	B	A	B	A	B	A	B	A	B
Tham Kui Seng (Chairman)	12	13	-	-	-	-	-	-	3	3	-	-
James Glen Service	12	13	5	5	-	-	-	-	3	3	-	-
Brendan Patrick Crotty	13	13	-	-	-	-	-	-	-	-	-	-
William John Beerworth	13	13	-	-	2	2	2	2	3	3	8	8
Lt Gen (Ret'd) Winston Choo	12	13	4	5	-	-	-	-	-	-	-	-
Ian Farley Hutchinson	13	13	5	5	2	2	2	2	-	-	8	8
Paul Dean Isherwood	1	1	-	-	-	-	-	-	-	-	-	-
Kee Teck Koon	10	13	-	-	-	-	-	-	-	-	-	-
Lui Chong Chee	9	13	3	5	2	2	0	2	-	-	-	-
Liew Mun Leong 1	-	-	-	-	-	-	-	-	3	3	-	-
Nancy Milne 2	-	-	-	-	-	-	-	-	-	-	8	8

Column A - indicates the number of meetings attended during the time the Director held office or was a member of the Board Committee during the year.

Column B - indicates the number of meetings held during the time the Director held office or was a member of the Board Committee during the year.

1) The Remuneration Committee is chaired by Mr Liew Mun Leong, President and Chief Executive Officer of Australand's largest security holder the Singapore based property group, CapitaLand Limited. Mr Liew is not a director of Australand.

2) The Risk and Compliance Committee is chaired by Ms Nancy Milne who is not a director of Australand, but who is an experienced company director and who has extensive experience in risk management and compliance matters.

3) Up until the time of the completion of the Merger Proposal of Australand Property Trust No.4 and Australand Property Trust No.5 with Australand and the retirement of Messrs Kavourakis and Shaddock from the Board, there were seven Board meetings held by Messrs Service, Kavourakis and Shaddock. Of these, five were held specifically in relation to the Merger Proposal and as Mr Service is a director of Australand, he did not attend those five meetings.

Responsible entity and Trust particulars

The registered office and principal place of business of the responsible entity and the Trust is Level 3 1C Homebush Bay Drive, Rhodes 2138.

Principal activities

The principal activity of the Trust is ownership of income producing commercial and industrial properties within Australia.

The responsible entity holds an Australian Financial Services Licence No. 228837 issued pursuant to section 913B of the Corporations Act 2001 and the Trust was registered as a Managed Investment Scheme on 11 March 2004.

No other significant change in the nature of these activities occurred during the shortened financial year.

Review of operations

The net profit of the consolidated entity for shortened financial year ended 31 December 2005 was $4,610,000 (year ended 30 June 2005: $18,234,000). The net tangible asset backing of the Trust as at 31 December 2005 was $0.961 per fully paid unit (year ended 30 June 2005: $1.119).

DIRECTORS' REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Derivatives and other financial instruments

The entity's activities expose it to changes in interest rates. It is also exposed to credit and liquidity risks from its operations. The responsible entity has developed policies and procedures in each of these areas to manage these exposures.

It is the responsible entity's policy to use derivative financial instruments to hedge cash flows, subject to interest rate risks. Derivative financial instruments are not held for speculative purposes.

Financing facilities and operating cash flows are managed to ensure that the consolidated entity is not exposed to any adverse liquidity risks.

Distributions

Distributions declared by the Directors in respect of the shortened financial year ended 31 December 2005 were:

	$
Six months ended 31 December 2005	7,281,000
	7,281,000

Significant changes in state of affairs

In the opinion of the Directors, there were no other significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review other than that which is mentioned below.

Stapling of Australand Property Trust No.4 and Australand Property Trust No.5
On 12 October 2005, a proposal was adopted to staple Australand Property Trust No.4 and Australand Property Trust No.5 to Australand Property Group. As a result of this transaction, approximately $265 million of Australand Property Trust No.4's investment properties were acquired.

As a result of the stapling, Australand comprises 4 listed entities namely Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 from 12 October 2005.

Change in reporting periods

By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("AIL") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.4 ("APT4") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("Shortened Financial Year"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

Environmental regulation

The consolidated entity, as owner of the investment properties, regularly monitors its environmental exposures to ensure that it has complied with environmental regulations. The directors are not aware of any breaches of environmental regulations during the period covered by this report.

Matters subsequent to the end of the shortened financial year

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity in future financial years, the results of those operations in future financial years or the state of affairs of the consolidated entity in future financial years.

Interests of responsible entity

The responsible entity is a controlled entity of Australand Holdings Limited. Australand Holdings Limited also holds 61,627,189 units in the Trust issued at $0.15 per unit. As at 31 December 2005, 100% of Australand's committed equity had been contributed.

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Likely developments and expected results of operations

Further information as to the likely developments in the operations of the Consolidated entity and the expected results of those operations in subsequent financial years have not been included in this report because, in the opinion of the Directors, it would prejudice the Consolidated entity.

Directors' and officers indemnity insurance

In accordance with its Constitution, the responsible entity has agreed to indemnify the Directors, Secretary and Executive Officers against all liabilities to other persons (other than to the responsible entity or its related bodies corporate) that may arise from their position as Director, Secretary or Executive Officer of the responsible entity and its controlled entities, except where the liability arises out of conduct involving a lack of good faith.

The responsible entity has agreed to indemnify the Directors, Secretary and Executive Officers against all costs and expenses incurred in defending an action that falls within the scope of the indemnity.

The responsible entity has paid premiums with respect to a contract insuring the Directors, Secretary and Executive Officers of the responsible entity and its controlled entities against liabilities incurred while acting as officers. The insurance contract prohibits the disclosure of the amount of the premium paid in respect of the contract.

Non-audit services

Details of the non-audit services undertaken by the Group's external auditor, PricewaterhouseCoopers, including the amounts paid or payable to the external auditor for non-audit services, are set out below and in Note 3 to the financial statements.

In accordance with advice received from the Audit Committee, the directors are satisfied that the provision of non-audit services during the year to 31 December 2005 by the external auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are so satisfied because the Audit Committee has, having regard to auditor independence requirements of applicable laws, rules and regulations, concluded that in respect of each non-audit service that the provision of such service would not impair the independence of the external auditor.

AUDITORS' REMUNERATION	Consolidated		Trust	
	31 Dec 2005 $	30 Jun 2005 $	31 Dec 2005 $	30 Jun 2005 $
During the year, the following amounts were paid to the *auditor of the Trust and its related practices:*				
Assurance services				
Fees paid to KPMG Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	-	50,000	-	50,000
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**50,000**	-	**50,000**	-
Audit of Compliance Plan	-	10,000	-	10,000
Total auditor's remuneration	**50,000**	60,000	**50,000**	60,000

Auditor's Independence Declaration

A copy of the external auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 95 and forms part of this report.

Rounding of amounts

The Trust and its controlled entities have applied the requirements of Class Order 98/0100 dated 10 July 1998 and in accordance with that Class Order amounts in the financial report and the directors' report have been rounded off to the nearest one thousand dollars, unless otherwise stated.

The following Remuneration Report is in relation to the stapled Australand Group comprising Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5. This disclosure relates to the remuneration of directors and relevant executives for the management of the group as a whole and not this specific entity.

INTRODUCTION

The Board of Directors is pleased to present the 2005 Remuneration Report to security holders. The Report summarises key compensation policies for the year ended 31 December 2005 and highlights the link between remuneration and corporate performance and provides detailed information on the compensation for directors and other key management personnel.

The Remuneration Report is set out under the following main headings:

1. Principles used to determine the nature and amount of remuneration;
2. Details of remuneration;
3. Service agreements;
4. Security based compensation; and
5. Additional information.

The information provided under sections 1 - 4 includes remuneration disclosures required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the Notes to the Financial Statements, pursuant to ASIC Class Order 06/50 and have been audited. The information in section 5 are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

1. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION

1.1 Remuneration Committee

The Remuneration Committee advises the Board on compensation policies and practices generally, and makes specific recommendations on compensation packages and other terms of employment for non-executive directors, executive directors and other senior executives.

The Remuneration Committee operates under the delegated authority of the Board. The Remuneration Committee's Charter is available on the Corporate Governance page in the Investor Relations section of Australand's website at www.australand.com.au.

The Remuneration Committee is chaired by Mr Liew Mun Leong, President and Chief Executive Officer of CapitaLand Limited, who is not a director of Australand, and also comprises three non-executive directors namely Messrs Tham, Beerworth and Service, the last two of whom have been determined by the Board to be independent.

The responsibilities of the Remuneration Committee are to review market practices and recommend to the Board:

- remuneration policies of Australand;
- remuneration structure and levels for non-executive directors;
- remuneration packages of the Managing Director and senior executives; and
- any incentive schemes for employees of Australand.

The Remuneration Committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to engage external advisers without seeking prior approval of the Board or management.

Australand engaged external advisers during the year on matters relating to compensation policies and other executive and employee benefits. All information relevant to matters being considered by the Remuneration Committee has been made available to the Remuneration Committee.

1.2 Remuneration Principles

a) Non-executive directors

Non-executive directors' fees

Security holders in general meeting approve the aggregate pool available for the remuneration of non-executive directors. The current aggregate fee pool limit for directors' fees payable to non-executive directors of $1,200,000 p.a. was approved by security holders at the 2005 Annual General Meeting.

Directors' fees paid to each non-executive director are agreed by the Board, based on recommendations by the Remuneration Committee. In May 2005, the Remuneration Committee commissioned an external review of non-executive director compensation by Spencer Stuart and Godfrey Remuneration Group. This review provided advice on non-executive director fees in comparator companies both in terms of market capitalisation and industry sector.

As a result of this review, the annual fees payable to non-executive directors with effect from 1 January 2006 are as follows:

- Base fee of $80,000 plus additional fees of:
- $32,000 for the Chair of the Audit Committee;
- $16,000 for members of the Audit Committee;
- $40,000 for the Chair of the Risk and Compliance Committee;
- $20,000 for members of the Risk and Compliance Committee;
- $20,000, $14,000 and $7,000 for the Chair of the Remuneration Committee, Corporate Governance Committee and Nomination Committee respectively; and
- $12,000, $8,000 and $4,000 for members of the Remuneration Committee, Corporate Governance Committee and Nomination Committee respectively;

Retirement allowances for directors

Non-executive directors do not receive any retirement allowance upon their retirement from the Board.

b) Executive pay

The Board recognises that Australand's performance is dependent on the quality of its people. To successfully achieve its financial and operating objectives, Australand must be able to attract, motivate and retain highly skilled executives who are dedicated to the interests of its security holders.

Remuneration principles

Australand's compensation principles are as follows:

- competitive compensation packages are set at market levels to attract, retain and motivate executives who will effectively manage the operations of Australand;
- rewards provided to executives by way of short term incentive bonuses and long term incentive equity allotments are linked to Group and individual performance as measured by the creation of security holder value;
- bonuses and incentive payments are based on the achievement of pre-agreed and approved financial and non-financial performance criteria; and
- full transparent disclosure of relevant executive's compensation.

Remuneration structure

Australand's compensation structure is designed to strike an appropriate balance between the fixed (**F**) and variable (**V**) components of remuneration. Variable compensation is tied to the performance of the Group and the individual and is entirely at risk.

The compensation of the Managing Director and other key management personnel and other staff members is comprised of payments and/or allocations under the following categories:

- short term employee benefits which includes cash salary (F), short term (cash) bonuses (V), annual leave (F) and other incidental benefits (F);
- post employment benefits comprising superannuation contributions (F);
- long term employee benefits including long service leave (F);
- termination benefits as defined in individual employment contracts and as required by law (F); and
- security based payments in the form of loans for purchase of securities and options granted (V).

Australand's policy is to pay variable remuneration at median levels for target performance, while providing the opportunity for an amount above the median for exceptional performance.

Executive compensation and other terms of employment are reviewed annually by the Remuneration Committee, having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice.

Details of each category are set out below:

Short term employee benefits

Short term benefits comprise:

- cash salary - this is set at a level to attract and retain suitably qualified people to the Group. The salaries are benchmarked to market and reviewed annually by the Remuneration Committee, taking account of market conditions, external surveys and advice, skills availability and Group and individual performance.

- short term bonuses - are awarded for the achievement of stretch financial or non-financial objectives. These objectives are defined each year and assess performance where relevant against occupational health safety & environmental, financial, business development and efficiency, and people development targets. Weightings are applied to each objective to reflect their relative importance.

  The performance targets and reward levels are reviewed by senior executives and the Managing Director and are approved by the Remuneration Committee. The pool from which bonuses are paid is approved by the Remuneration Committee following an assessment of Australand's financial performance (Economic Value Added) for the previous 12 months and comparison to the previous year's performance. Failure to achieve against these metrics may result in no bonus pool being approved by the Remuneration Committee.

  Bonuses are paid in March of the year following the year in which they were earnt, with 20% of the short-term bonus payments for the Managing Director, Executive General Managers and the Chief Financial Officer being deferred and paid in equal amounts over the following three years. The bonuses for the 2005 financial year (paid in March 2006) are included in the compensation tables in this report. These bonus amounts include one third of the deferred 20% bonus payment from the 2004 financial year for relevant executives.

  There are specific short-term bonuses for sales and acquisition staff based on sale of land and dwellings or the sale or lease of commercial premises. These are enacted under standard industry practice and are defined at the time the relevant executive commences employment; and

- other incidental benefits include:
  - provision of car parking spaces at office locations;
  - payment of death and total and permanent disablement and salary continuance insurance premiums for staff members; and
  - other minor benefits to provide staff with access to counselling and reimburse superannuation fees in the Australand superannuation plan.

Post employment benefits

Australand provides retirement and superannuation benefits for its employees including senior executives.

All salaried employees have the opportunity to direct their superannuation to a fund of their choice as required by Federal legislation. Australand has a superannuation plan with BT Lifetime Super for all employees who do not wish to exercise choice.

The Australand Superannuation Plan is part of the BT Lifetime Super Employer Plan (Master Trust). BT administers the plan, which offers Australand employees a wide range of benefits including:

- a large number of investment options from a range of different fund managers;
- online access for members;
- the flexibility to make additional personal contributions;
- insurance options (death and total and permanent disablement as well as salary continuance insurance);
- the option for spouse membership; and
- a rollover service to enable employees to consolidate their superannuation accounts.

Australand contributes 9% of salary in line with Superannuation Guarantee requirements. In addition, Australand contributes an amount over and above this legislated amount to cover the cost of death and total and permanent disablement and salary continuance insurance premiums for all salaried staff and BT member fees for members of the BT scheme.

Long term employee benefits

To date, Australand has not had a long term incentive plan other than the Australand Employee Securities Ownership Plan (ESOP), the details of which are set out below under share-based payments. A review is underway at the time of preparing this report to introduce vesting periods and specific Total Security Holders Return hurdles which must be achieved prior to accessing entitlements under the ESOP, thus strengthening the link between long term performance of the Group and employee reward.

Termination benefits

Termination benefits (which are payable if the executive's employment is terminated by the Group) for the Managing Director, other key management personnel and other executives are provided for in their respective contracts of employment, details of which are set out in section 3 Service Agreements.

Security based payments

There are four different schemes in this category of compensation, not all of which are accessible by all employees. Three of these can be classed as equity-settled security based schemes, namely:

(a) Australand Employee Securities Ownership Plan;
(b) Options over Australand securities (no longer issued as from 2002 onwards); and
(c) Options issued by CapitaLand Limited (no longer issued as from 2006 onwards);
Another scheme that can be classed as a cash-settled share-based scheme:
(d) Shadow Scheme for the Managing Director.

Details of each of these schemes are as follows:

Australand Employee Securities Ownership Plan (ESOP)

The purpose of the Australand ESOP is to:

- reward employees for past performance; and
- enable employees to participate in the growth and future profitability of the Group as a security holder.

The plan offers a five year, interest free, limited recourse loan to enable employees to purchase Australand stapled securities. During this five year period, the loan will be partly repaid by distributions on the securities held.

Employees are eligible to participate subject to the following:

- permanent employment (full or part time);
- at least six months' service; and
- satisfactory performance.

The total number of securities available for allocation is determined by the Remuneration Committee in February each year, based on Group performance in the preceding year. The number of securities for each individual allocation is based on seniority and individual performance.

Options over Australand securities

Options over unissued Australand Holdings Limited ordinary shares were last issued in March 2002 to employees under the terms of the Australand Share Option Scheme (**Option Scheme**). As part of the Stapling Proposal in 2003, the terms of the options were changed whereby they are now exercisable over Australand stapled securities.

No options over unissued Australand stapled securities have been granted since March 2002, nor were any granted during the financial year, nor since the end of the financial year.

Options issued by CapitaLand Limited

CapitaLand Limited has issued share options over its shares to a number of Australand directors, other key management personnel and other executives. Details of these commence on page 88.

Shadow Scheme for the Managing Director

This scheme provides for payment on retirement of an amount equal to the aggregate incremental value of 200,000 stapled securities allotted annually from 2003 until retirement, including the aggregate value of distributions payable, had such securities been allotted annually at the time of allotment of securities under the Australand ESOP. The number of securities will be pro-rated in the year of retirement.



2. DETAILS OF REMUNERATION

Details of the remuneration of the directors and other key management personnel of the Company and Australand are set out in the following tables.

The key management personnel of the Company and Australand are the directors identified on page 72 of the Directors' Report and the following executives, who are also included in the category of the five highest paid executives of the Company and Australand.

Name	Position	Date of appointment to role
Peter Denis Burke	Executive General Manager, Residential	8 March 2004
John Antony Thomas	Executive General Manager, Commercial and Industrial	1 June 2003
David Paul Craig	Chief Financial Officer	22 September 2003

The compensation of other executives who are also included in the category of the five highest paid executives of the Company and/or Australand (as set out in the following table) but who are not considered key management personnel of either the Parent Entity or Australand is shown separately.

All key management personnel (other than the directors) are employed by Rylehall Pty Limited, a wholly owned controlled entity of Australand Holdings Limited.

Notes to the table on the following page:

1. Mr Hennessy's incentive award paid in 2005 comprises $162,395 relating to, but not accrued in 2004 and $313,059 relating to 2005 performance.
2. 20% of these short term bonuses were deferred and will be paid in equal amounts in March 2006, 2007 and 2008.
3. Other benefits comprise death and permanent disability and salary continuance insurance premiums and increases in accruals for annual leave.
4. These bonuses will have 20% deferred, to be paid in equal amounts in March 2007, 2008 and 2009 .
5. Other Long Term Employee Benefits include the increase in accrual for long service leave.
6. Paul Isherwood was appointed to the Board on 15 December 2005.
7. ESOP reflects AIFRS adjustments in current year and does not reflect actual benefits received.
8. Please note that comparative figures for 2004 set out in the attached table may not agree to the disclosures in the 2004 Annual Report due to the different disclosure requirements under AASB124 Related Party Disclosures, as opposed to the disclosure requirements under AASB1046 Directors and Specified Executives Disclosures, which was applicable in 2004.

Name	Year	Short-term Employee Benefits				Post Employment Benefits (Super-annuation) $	Other Long-term employee benefits [5] $	Termination Benefits $	Security based Payments				Total
		Cash Salary $	Short-term cash bonus $	Non-Monetary Benefits $	Other Benefits [3] $				ESOP [7] $	Australand Options $	CapitaLand Options $	Other $	$
Non-executive directors													
Tham Kui Seng (Chairman)	**2005**	**142,000**	-	-	-	-	-	-	-	-	-	-	**142,000**
	2004	142,000	-	-	-	-	-	-	-	-	-	-	142,000
Jim Service (Deputy Chairman)	**2005**	**162,000**	-	-	-	-	-	-	-	**1,602**	**22,321**	-	**185,923**
	2004	162,000	-	-	-	-	-	-	-	3,871	17,408	-	183,279
Bill Beerworth	**2005**	**151,810**	-	-	-	-	-	-	-	**1,602**	**12,526**	-	**165,938**
	2004	137,750	-	-	-	-	-	-	-	3,871	10,445	-	152,066
Winston Choo	**2005**	**80,000**	-	-	-	-	-	-	-	**1,602**	**12,526**	-	**94,128**
	2004	75,000	-	-	-	-	-	-	-	3,871	10,445	-	89,316
Ian Hutchinson	**2005**	**137,590**	-	-	-	**12,383**	-	-	-	**1,602**	**12,526**	-	**164,101**
	2004	138,750	-	-	-	12,488	-	-	-	3,871	10,445	-	165,554
Paul Isherwood [6]	**2005**	-	-	-	-	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-	-	-	-	-
Kee Teck Koon	**2005**	**65,000**	-	-	-	-	-	-	-	-	-	-	**65,000**
	2004	49,985	-	-	-	-	-	-	-	-	-	-	49,985
Lui Chong Chee	**2005**	**86,000**	-	-	-	-	-	-	-	-	-	-	**86,000**
	2004	82,250	-	-	-	-	-	-	-	-	-	-	82,250
Sub total Non-executive directors	**2005**	**824,400**	-	-	-	**12,383**	-	-	-	**6,408**	**59,899**	-	**903,090**
	2004	787,735	-	-	-	12,488	-	-	-	15,484	48,743	-	864,450
Executive director													
Brendan Crotty (Managing Director)	**2005**	**754,142**	**646,864** [4]	-	**7,903**	**100,573**	**26,847**	-	-	**12,813**	**44,643**	**99,000**	**1,692,785**
	2004	723,983	500,000 [2]	-	19,281	97,858	28,401	-	-	30,967	34,816	58,000	1,493,306
Other key management personnel													
Peter Burke	**2005**	**538,000**	**400,000** [4]	-	**7,526**	**48,440**	**13,713**	-	**70,588**	**2,627**	**27,219**	-	**1,108,113**
	2004	435,022	350,000 [2]	-	30,157	39,152	22,669	-	8,454	6,348	16,555	-	908,357
John Thomas	**2005**	**508,184**	**300,000** [4]	-	**20,609**	**11,862**	**9,256**	-	**56,470**	-	**27,219**	-	**933,600**
	2004	488,706	200,000 [2]	-	2,996	11,294	8,454	-	12,506	-	20,890	-	744,846
David Craig	**2005**	**477,064**	**225,000** [4]	-	-	**42,936**	**8,336**	-	**56,470**	-	**27,219**	-	**837,025**
	2004	458,716	200,000 [2]	-	8,918	41,284	7,657	-	4,403	-	15,689	-	736,667
Totals for each component	**2005**	**3,101,790**	**1,571,864**	-	**36,038**	**216,194**	**58,152**	-	**183,528**	**21,848**	**186,199**	**99,000**	**5,474,613**
	2004	2,894,162	1,250,000	-	61,352	202,076	67,181	-	25,363	52,799	136,693	58,000	4,747,626
Totals by category	**2005**	4,709,692				**216,194**	**58,152**	-	490,575				**5,474,613**
	2004	4,205,514				202,076	67,181	-	272,855				4,747,626
Others in the category of five highest paid executives but who are not other key management personnel													
Phil Beale	**2005**	**479,252**	**150,000**	-	-	**40,748**	**9,807**	-	**56,470**	**4,004**	**27,219**	-	**767,500**
	2004	460,018	175,000	-	-	39,982	12,351	-	11,375	9,677	20,023	-	728,426
Ross Hennessy [1]	**2005**	**288,184**	**475,454**	-	**22,167**	**11,862**	**6,394**	-	**26,445**	**2,402**	**8,431**	-	**841,339**
	2004	260,210	140,013	-	6,742	11,294	4,786	-	2,844	5,806	5,326	-	437,021



The time of Messrs Tham, Kee and Lui was made available by CapitaLand Limited. None of these directors were personally paid any director's fees but these amounts above were paid to CapitaLand Limited in respect of these services.

The time of Mr J G Service was made available by J G Service Pty Limited. Mr Service is not personally paid any director's fees. The amounts paid to J G Service Pty Limited, in respect of those services, are included in the above figures.

The time of Mr W J Beerworth was made available by Beerworth and Partners Limited. Mr Beerworth is not personally paid any director's fees. The amounts paid to Beerworth and Partners Limited, in respect of those services, are included in the above figures.

3. SERVICE AGREEMENTS

The Managing Director and other key management personnel of the Company and Australand have letters of appointment, which provide for the provision of performance related cash bonuses, participation, when eligible, in the Australand Employee Securities Ownership Plan, and other benefits. The major provisions of the respective letters of appointment are set out below:

Mr Brendan Crotty, *Managing Director*

- Base salary, inclusive of superannuation, of $950,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (between 0% to 100% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - payment on retirement of an amount equal to the aggregate incremental value of 200,000 stapled securities allotted annually from 2003 until retirement, including the aggregate value of dividends/distributions payable, had such securities been allotted annually at the time of allotment of securities under the Australand ESOP. The number of securities will be pro-rated in the year of retirement.
- Termination benefits - three months' notice or payment in lieu of notice plus a severance payment equivalent to six months' salary.

Mr Peter Burke, *Executive General Manager, Residential*

- Base salary, inclusive of superannuation, of $650,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (between 0% to 67.5% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 125,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one months' notice or payment in lieu of notice.

Mr John Thomas, *Executive General Manager, Commercial and Industrial*

- Base salary, inclusive of superannuation, of $625,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 100,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one months' notice or payment in lieu of notice plus a payment of $175,000.

Mr David Craig, *Chief Financial Officer*

- Base salary, inclusive of superannuation, of $600,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 100,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one months' notice or payment in lieu of notice plus a severance payment of four months' salary plus an additional months' salary for each year of service from 1 January 2005 to a maximum of six months' salary.

4. SECURITY BASED COMPENSATION

4.1 Australand Options

Options outstanding as at the date of this report are as follows:

No. of options as at 1 Jan 05	No. of options exercised during year	No. of options lapsed during year	No. of options as at 31 Dec 05	No. of options exercised since 31 Dec 05	No. of options lapsed since 31 Dec 05	No. of options as at date of this report	Exercise price [1]	Expiry date
2,395,000	245,100	294,250	1,855,650	33,900	-	1,821,750	$1.57	13 Mar 08 to 13 Mar 11

1. The exercise price was amended from $1.61 to $1.58 as a result of the $225 million capital raising in December 2003 and amended further to $1.57 as a result of the $164 million capital raising in June 2004.

Under the terms of the Option Scheme, all options that are not exercised lapse on their expiry date, being five years after their vesting date. Options will also lapse on termination of the option holder's employment (excluding death of the holder) or on the holder being declared bankrupt.

Option holders have no right to participate in any issue of new stapled securities by Australand. If there is any variation in Australand stapled securities such as by way of a capital raising, reduction, sub division or consolidation, then the number of stapled securities, which may be acquired on the exercise of any option, and the exercise price will be adjusted as appropriate.

No amounts are unpaid on any of the stapled securities issued as a result of the exercise of these options.

Valuation

The value of Australand options shown in the table of compensation for directors and key management personnel set out above has been based on valuations obtained from a Black Scholes option pricing model. The key inputs to the model were:

- strike price - $1.57;
- volatility - 23%;
- risk free interest rate - 6%;
- dividend/distribution yield - 7.5%;
- grant date - March 2002;
- vesting periods - options vested 25% per annum from March 2003; and
- vesting conditions - options only vest if the director/employee is employed at the relevant vesting date.

The value of each tranche of options has been separately calculated and as at 31 December 2005 has been recognised as follows:

- tranche vesting March 2003 - 100%;
- tranche vesting March 2004 - 100%;
- tranche vesting March 2005 - 100%; and
- tranche vesting March 2006 - 75%.

The remaining value of the options will amortise over the period to 31 March 2006.

Options held

The number of options over Australand stapled securities held by each director, other key management personnel and other executives are set out below:

AUSTRALAND PROPERTY TRUST No. 4
AND ITS CONTROLLED ENTITIES
REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Directors

Name	Balance at start of year	Vested at start of year	Vested during year	Exercised during year	Date Exercised	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-	-
Jim Service	37,500	12,500	12,500	25,000	22/9/05	12,500	-
Bill Beerworth	50,000	25,000	12,500	-	-	50,000	37,500
Brendan Crotty	400,000	200,000	100,000	-	-	400,000	300,000
Winston Choo	50,000	25,000	12,500	-	-	50,000	37,500
Ian Hutchinson	37,500	12,500	12,500	-	-	37,500	25,000
Paul Isherwood	-	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-	-

Other key management personnel

Name	Balance at start of year	Vested at start of year	Vested during year	Exercised during year	Date Exercised	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	41,000	20,500	20,500	23/11/05	61,500	41,000
John Thomas	-	-	-	-	-	-	-
David Craig	-	-	-	-	-	-	-

Other executives included in the category of five highest paid but who are not other key management personnel

Name	Balance at start of year	Vested at start of year	Vested during year	Exercised during year	Date Exercised	Balance at end of year	Vested and exercisable at end of year
Phil Beale	125,000	62,500	31,250	-	-	125,000	93,750
Ross Hennessy	75,000	37,500	18,750	-	-	75,000	56,250

Stapled securities issued on exercise of options

Details of Australand stapled securities issued as a result of the exercise of options during the year by any director or other key management personnel are set out below:

Name	Date of exercise of options	Number of stapled securities issued on the exercise of options during year	Amount paid per stapled security
Jim Service (Director)	22/09/05	25,000	$1.57
Peter Burke (KMP)	23/11/05	20,500	$1.57

4.2 CapitaLandLimited Options

CapitaLand Limited has advised that commencing 1 January 2006, CapitaLand Limited options will no longer be issued to Australand directors, other key management personnel or other executives.

References to options over CapitaLand Limited shares in this report relate to CapitaLand Limited options granted to Australand directors and executives in their capacity as directors and executives of Australand. There were 2,304,150 options outstanding at the end of the period. The weighted average share price during the year was $2.78 (2004: $1.78). The weighted average remaining contractual life of share options outstanding at the end of the period was 6.7 years.

The options that have been issued in prior years may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plan rules as follows:

Vesting schedule	% of shares over which an option is exercisable
On or before the 1st anniversary of the date of grant	-
On or after the 1st but before the 2nd anniversary of the date of grant	25
On or after the 2nd but before the 3rd anniversary of the date of grant	50
On or after the 3rd but before the 4th anniversary of the date of grant	75
On or after the 4th anniversary of the date of grant but:	100

a) in the case of an option granted to a Group Executive or a Parent Group Executive, before the 10th anniversary of the date of grant; and

b) in the case of an option granted to a Non-Executive Director or an Associated Company Executive, before the 5th anniversary of the date of grant.

Details of the various allocations of CapitaLand Limited options are as follows:

ALLOCATION	GRANT DATE	EXERCISE PERIOD	VESTING SCHEDULE 2	EXERCISE PRICE 1
2000 1st allocation	24/11/2000	5/8/2001 - 3/8/2005	25% per year	S$2.06
2000 2nd allocation	24/11/2000	5/8/2001 - 3/8/2010	25% per year	S$1.88
2001	18/6/2001	19/6/2002 - 16/6/2011	25% per year	S$1.85
2002 allocation	10/5/2002	11/5/2003 - 10/5/2012	25% per year	S$1.19
2003 1st allocation	28/2/2003	1/3/2004 - 28/2/2013	25% per year	S$1.00
2003 2nd allocation	29/8/2003	30/8/2004 - 29/8/2013	25% per year	S$1.00
2004	27/2/2004	28/2/2005 - 27/2/2014	25% per year	S$1.20
2005 1st allocation	25/2/2005	26/2/2006 - 25/2/2015	25% per year	S$2.45
2005 2nd allocation	26/8/2005	27/8/2006 – 26/8/2015	25% per year	S$2.88

1. Adjustments to unexercised share options were made to compensate for the changes in value of the options arising from CapitaLand Limited's capital reduction and distribution in specie of units in CapitaCommercial Trust to existing shareholders during 2004. Where the exercise price could not be fully adjusted due to the constraint of the par value of SS1.00, additional share options were granted.
2. The vesting schedule for directors is 50% per year from 2003 onwards

The value of CapitaLand Limited options shown in the table of compensation for directors, other key management personnel and other executives set out above has been based on valuations obtained from a Black Scholes option pricing model. The key inputs to the model were:

- strike prices - as set out above;
- volatility – 27.6%;
- risk free interest rate – 3.14%;
- dividend yield – 2.67%;
- grant date - as set out above;
- vesting periods - as set out above; and
- vesting conditions - options only vest if the director/employee is employed at the relevant vesting date.

The value of each tranche of options has been separately calculated and as at 31 December 2005 has been recognised as follows:

- tranche vesting 2001 - 100%;
- tranche vesting 2002 - 100%;
- tranche vesting 2003 - 100%;
- tranche vesting 2004 - 100%; and
- tranche vesting 2005 - 100%.

Options held

The number of options over CapitaLand Limited shares held by each director, other key management personnel and other executives is set out below:

Directors

Name	Grant Date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Tham Kui Seng [1]	-	-	-	-	-	-		-
Jim Service [2]	18/6/2001	50,000	-	37,500	12,500	12,500	25%	12,500
	10/5/2002	50,000	-	37,500	12,500	12,500	25%	-
	28/2/2003	66,000	-	55,400	33,000	10,600	50%	10,600
	27/2/2004	50,000	-	-	25,000	50,000	50%	25,000
	25/2/2005	-	40,000	-	-	40,000	50%	-
Brendan Crotty	24/11/2000	42,000	-	-	-	42,000	25%	42,000
	18/6/2001	100,000	-	-	25,000	100,000	25%	100,000
	10/5/2002	100,000	-	-	25,000	100,000	25%	75,000
	28/2/2003	126,000	-	-	31,500	126,000	25%	63,000
	27/2/2004	100,000	-	-	25,000	100,000	25%	25,000
	25/2/2005	-	80,000	-	-	80,000	25%	-
Bill Beerworth	18/6/2001	30,000	-	-	7,500	30,000	25%	30,000
	10/5/2002	30,000	-	-	7,500	30,000	25%	22,500
	28/2/2003	39,600	-	-	19,800	39,600	50%	39,600
	27/2/2004	30,000	-	-	15,000	30,000	50%	15,000
	25/2/2005	-	20,000	-	-	20,000	50%	-
Winston Choo	24/11/2000	60,000	-	60,000	-	-	25%	-
	18/6/2001	30,000	-	30,000	7,500	-	25%	-
	10/5/2002	30,000	-	22,500	7,500	7,500	25%	-
	28/2/2003	39,600	-	39,600	19,800	-	50%	-
	27/2/2004	30,000	-	15,000	15,000	15,000	50%	-
	25/2/2005	-	20,000	-	-	20,000	50%	-
Ian Hutchinson	10/5/2002	30,000	-	-	7,500	30,000	25%	22,500
	28/2/2003	39,600	-	-	19,800	39,600	50%	39,600
	27/2/2004	30,000	-	-	15,000	30,000	50%	15,000
	25/2/2005	-	20,000	-	-	20,000	50%	-
Paul Isherwood	-	-	-	-	-	-	-	-
Kee Teck Koon [1]	-	-	-	-	-	-	-	-
Lui Chong Chee [1]	-	-	-	-	-	-	-	-

1. These directors hold CapitaLand Limited options in their capacity as an executive of CapitaLand and not in their capacity as a director of Australand.
2. Mr. Service holds additional CapitaLand Limited options but not in his capacity as a director of Australand.

Other key management personnel

Name	Grant date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Peter Burke	24/11/2000	20,000	-	20,000	-	-	25%	-
	18/6/2001	25,000	-	25,000	6,250	-	25%	-
	10/5/2002	10,000	-	7,500	2,500	2,500	25%	-
	28/2/2003	12,600	-	6,300	3,150	6,300	25%	-
	18/3/2004	60,000	-	15,000	15,000	45,000	25%	-
	25/2/2005	-	50,000	-	-	50,000	25%	-
John Thomas	28/2/2003	64,800	-	-	16,200	64,800	25%	32,400
	27/2/2004	60,000	-	-	15,000	60,000	20%	15,000
	25/2/2005	-	50,000	-	-	50,000	20%	-
David Craig	27/2/2004	60,000	-	-	15,000	60,000	25%	15,000
	25/2/2005	-	50,000	-	-	50,000	25%	-

Other executives included in the category of five highest paid but who are not other key management personnel

Name	Grant date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Phil Beale	24/11/2000	30,000	-	-	-	30,000	25%	30,000
	18/6/2001	50,000	-	-	12,500	50,000	25%	50,000
	10/5/2002	50,000	-	-	12,500	50,000	25%	37,500
	28/2/2003	63,000	-	-	15,750	63,000	25%	31,500
	18/3/2004	60,000	-	-	15,000	60,000	25%	15,000
	25/2/2005	-	50,000	-	-	50,000	25%	-
Ross Hennessy	29/8/2003	16,200	-	-	4,050	16,200	25%	8,100
	27/2/2004	15,000	-	-	3,750	15,000	25%	3,750
	25/2/2005	-	20,000	-	-	20,000	25%	-

Shares issued on exercise of options

Details of CapitaLand Limited shares issued as a result of the exercise of options during the year by any director or other key management personnel are set out below:

Directors

Name	Date of exercise of options	Number of shares issued on the exercise of options	Amount paid per share S$
Jim Service	10/8/2005	37,500	2.02
	10/3/2005	25,000	1.32
	10/8/2005	12,500	1.32
	10/3/2005	33,000	1.00
	10/8/2005	22,400	1.00
Winston Choo	24/11/2000	60,000	2.06
	27/4/2005	22,500	2.02
	21/9/2005	7,500	2.02
	8/9/2004	15,000	1.32
	21/9/2005	7,500	1.32
	8/9/2004	19,800	1.00
	21/9/2005	19,800	1.00
	21/9/2005	15,000	1.33



Other key management personnel

Name	Date of exercise of options	Number of shares issued on the exercise of options	Amount paid per share S$
Peter Burke	12/8/2005	20,000	1.88
	13/10/2005	25,000	1.85
	24/6/2005	7,500	1.19
	16/5/2005	6,300	1.00
	19/7/2005	15,000	1.14

No other executives included in the category of five highest paid executives but who are not other key management personnel exercised any options during the year.

4.3 Australand Employee Securities Ownership Plan

No directors, including the Managing Director, participate in the Australand Employee Securities Ownership Plan (ESOP).

Details of Australand stapled securities issued under the Australand ESOP and the related loan balances are set out below:

2005 Offer: issued 24 March 2005 at a strike price of $1.80 per stapled security

2004 Offer: issued 21 June 2004 at a price of $1.63 per stapled security

2003 Offer: issued 31 December 2003 at a price of $1.61 per stapled security

Other key management personnel

Name	Number of stapled securities issued in Dec 03	Number of stapled securities issued in Jun 04	Number of stapled securities issued in Mar 05	Number of stapled securities disposed of during year	Balance stapled securities held at end of year	Value of stapled securities issued $	Loan balance at start of year $	Loan repayments during year $	Movement in loan balance during year $	Balance of loan at end of year $
Peter Burke	50,000	100,000	125,000	-	275,000	468,500	232,983	25,838	225,000	432,145
John Thomas	100,000	100,000	100,000	-	300,000	504,000	308,166	29,250	180,000	458,916
David Craig	-	100,000	100,000	-	200,000	343,000	157,800	18,525	180,000	319,275

Other executives included in the category of five highest paid executives but who are not other key management personnel

Name	Number of stapled securities issued in Dec 03	Number of stapled securities issued in Jun 04	Number of stapled securities issued in Mar 05	Number of stapled securities disposed of during year	Balance stapled securities held at end of year	Value of stapled securities issued $	Loan balance at start of year $	Loan repayments during year $	Movement in loan balance during year $	Balance of loan at end of year $
Phil Beale	100,000	100,000	100,000	200,000	100,000	180,000	150,366	158,166	180,000	172,200
Ross Hennessy	50,000	50,000	50,000	-	150,000	252,000	154,083	14,625	90,000	229,458

4.4 Security holdings

The number of Australand stapled securities held during the financial year by each director and other key management personnel and other executives is set out below:

Directors

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	25,000	-	225,000
Bill Beerworth	3,876	-	-	3,876
Brendan Crotty	815,243	-	28,864	844,107
Winston Choo	-	-	-	-
Ian Hutchinson	54,415	-	2,761	57,176
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	150,000	20,500	125,000	295,500
John Thomas	200,000	-	100,000	300,000
David Craig	249,818	-	150,182	400,000

Other executives included in the category of five highest paid executives but who are not other key management personnel

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Phil Beale	100,000	-	-	100,000
Ross Hennessy	100,000	-	50,000	50,000

5. ADDITIONAL INFORMATION (UNAUDITED)

5.1 Loans to directors and other key management personnel

There were no loans made to any director or other key management personnel during the year nor were there any loans outstanding as at year end.

5.2 Insurance of officers

Australand has paid premiums with respect to a contract insuring the directors, secretaries and executive officers against liabilities incurred while acting as officers. The insurance contract prohibits the disclosure of the amount of the premium paid in respect of the contract. No part of the premium has been included in the details of compensation for specified directors or other key management personnel above. Information relating to the insurance contracts is set out in the Directors' Report on page 78.

5.3 Principles used to determine the nature and amount of remuneration: relationship between remuneration and Group performance

The overall level of executive compensation takes into account the performance of the Group over the past year and comparison to the previous year's performance. Over the past five years, the Group's profit after tax attributable to stapled security holders of Australand has grown at an average rate of 23% p.a., and Total Security Holders Return has grown at an average rate of 22% p.a. During the same period, average top five executive remuneration has grown approximately 11% p.a.

5.4 Details of remuneration: cash bonuses and options

For each cash bonus and grant of options included in the table on page 84, the percentage of that available bonus that was paid or options that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria are set out below.

Cash bonus			Australand Options				
Name	Paid %	Forfeited %	Year Granted	Vested %	Financial Year in which options will vest	Minimum total of grant yet to vest	Maximum total value of grant yet to vest
Brendan Crotty	75.7	24.3	2002	75	2006	100,000	157,000
Peter Burke	98.8	1.2	2002	75	2006	20,500	32,185
John Thomas	85.5	14.5	-	-	-	-	-
David Craig	64.1	35.9	-	-	-	-	-

5.5 Security based compensation: options

Further details relating to options are set out below:

Name	A Remuneration consisting of options	B Value at grant date	C Value at exercise date	D Value at lapse date	E Total of columns B-D
Tham Kui Seng	-	-	-	-	-
Jim Service	0.9	-	9,750	-	9,750
Bill Beerworth	1.0	-	-	-	-
Brendan Crotty	0.8	-	-	-	-
Winston Choo	1.7	-	-	-	-
Ian Hutchinson	1.0	-	-	-	-
Paul Isherwood	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-
Peter Burke	0.2	-	9,430	-	9,430
John Thomas	-	-	-	-	-
David Craig	-	-	-	-	-

A = the percentage of the value of remuneration consisting of options.

B = the value at grant date calculated in accordance with AASB 2 *Share based Payments* of options granted during the year as part of remuneration.

C = *the value at exercise date of options that were granted as part of remuneration and were exercised during the year.*

D = the value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

Dated at Sydney this 23rd day of February 2006.

Signed in accordance with a resolution of the directors.

Tham Kui Seng
Chairman

Brendan Patrick Crotty
Managing Director

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the audit of Australand Property Trust No.4 for the period ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Australand Property Trust No.4 and the entities it controlled during the period.

Matthew Lunn
Partner
PricewaterhouseCoopers

Sydney
23 February 2006

INCOME STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

		Consolidated		Trust	
		31 Dec 2005[1]	30 Jun 2005[1]	31 Dec 2005[1]	30 Jun 2005[1]
	Note	$'000	$'000	$'000	$'000
Rental income		**10,298**	10,079	**-**	-
Recoverable outgoings		**2,020**	837	**-**	-
Interest and facility fee		**1,863**	236	**1,772**	9
Distributions from controlled entities		**-**	-	**5,813**	4,680
Total revenue		**14,181**	11,152	**7,585**	4,689
Rates, taxes and other property outgoings		**2,315**	1,182	**-**	-
Borrowing costs	2	**6,749**	5,230	**2,671**	-
Other expenses		**507**	430	**304**	379
Total expenses		**9,571**	6,842	**2,975**	379
		4,610	4,310	**4,610**	4,310
Net gains from fair value adjustments on investment property	5	**-**	13,924	**-**	-
Net profit		**4,610**	18,234	**4,610**	4,310
Basic earnings per unit	23	**0.49 cents**	15.58 cents		
Diluted earnings per unit	23	**0.49 cents**	15.58 cents		

The above income statements should be read in conjunction with the accompanying notes.

[1] By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.4 ("**APT4**") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period from 1 July 2004 to 30 June 2005.

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

BALANCE SHEETS
AS AT 31 DECEMBER 2005

	Note	Consolidated		The Trust	
		31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
Current assets					
Cash and cash equivalents	18	3,002	3,435	1,476	1,167
Receivables	4	781	3,349	7,340	3
Other assets	8	132	112	-	-
Total current assets		3,915	6,896	8,816	1,170
Non-current assets					
Investment properties	5	265,400	265,400	-	-
Investment properties under construction	6	-	-	-	-
Investment in controlled entities	7	-	-	157,133	157,133
Other assets	8	-	816	-	-
Total non-current assets		265,400	266,216	157,133	157,133
Total assets		269,315	273,112	165,949	158,303
Current liabilities					
Payables	9	2,787	5,209	41,600	39,917
Provisions	10	7,281	1,386	7,281	1,386
Interest bearing liabilities	11	78,233	5,014	-	-
Total current liabilities		88,301	11,609	48,881	41,303
Non-current liabilities					
Interest bearing liabilities	11	50,000	130,579	-	-
Total Non-current liabilities		50,000	130,579	-	-
Total liabilities		138,301	142,188	48,881	41,303
Net assets		131,014	130,924	117,068	117,000
Equity					
Contributed equity	12	136,397	117,000	136,397	117,000
Reserves	13	(6,301)	-	(19,329)	-
Undistributed income	14	918	13,924	-	-
Total equity		131,014	130,924	117,068	117,000

The above balance sheets should be read in conjunction with the accompanying notes.

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Consolidated		The Trust	
	31 Dec 2005[1]	30 Jun 2005[1]	31 Dec 2005[1]	30 Jun 2005[1]
	$'000	$'000	$'000	$'000
Total equity at the beginning of the financial year	**130,924**	117,000	**117,000**	117,000
Profit for the financial year	**4,610**	18,234	**4,610**	4,310
Transactions with equity holders:				
Contributions of equity, net of transaction costs	**128,682**	-	**128,682**	-
Dividends provided for or paid (note 10)	**(7,281)**	(4,310)	**(7,281)**	(4,310)
Distributions classified as Borrowing costs	**2,671**	-	**2,671**	-
Redemption of unitholders equity	**(109,285)**	-	**(109,285)**	-
Redemption of unitholders retained earnings	**(13,006)**	-	**-**	-
Capital Redemption Reserve	**(6,301)**	-	**(19,329)**	-
	(4,520)	(4,310)	**(4,542)**	(4,310)
Total equity at the end of the financial year	**131,014**	130,924	**117,068**	117,000

The above statements of changes in equity should be read in conjunction with the accompanying notes.

[1] By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.4 ("**APT4**") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

CASH FLOWS STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

		Consolidated		The Trust	
		31 Dec 2005[1]	30 Jun 2005[1]	31 Dec 2005[1]	30 Jun 2005[1]
	Note	$'000	$'000	$'000	$'000
Cash Flows from Operating Activities					
Receipts from customers		16,375	10,960	104	199
Payments to suppliers and employees		(4,746)	(2,507)	(51)	-
Distribution income		-	-	5,813	4,680
Interest received		1,863	236	1,772	9
Borrowing costs paid		(6,695)	(4,487)	(2,671)	-
Net cash inflow from operating activities	18	6,797	4,202	4,967	4,888
Cash Flows from Investing Activities					
Payments for establishment costs		-	(173)	-	-
Payments for investment properties & investment properties under construction		-	(29,042)	-	-
Net cash (outflow) from investing activities		-	(29,215)	-	-
Cash Flows from Financing Activities					
Proceeds from issue of units		128,722	-	128,722	-
Redemption of Non-APT units		(128,722)	-	(128,722)	-
Repayment of borrowings		(80,579)	-	-	-
Proceeds from borrowings		-	63,093	-	-
Loans from/(to) related parties		74,735	(32,142)	-	(32,142)
Loans from controlled entities		-	-	(3,272)	30,924
Distributions paid		(1,386)	(3,932)	(1,386)	(3,932)
Net cash (outflow)/inflow from financing activities		(7,230)	27,019	(4,658)	(5,150)
Net increase / (decrease) in cash and cash equivalents		(433)	2,006	309	(262)
Cash and cash equivalents at the beginning of the financial year		3,435	1,429	1,167	1,429
Cash and cash equivalents at the end of the financial year	18	3,002	3,435	1,476	1,167

The above cash flow statements should be read in conjunction with the accompanying notes.

[1] By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.4 ("**APT4**") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Australand Property Trust No.4 as an individual entity and the consolidated entity consisting of Australand Property Trust No.4 and its controlled entities as defined in Note 1(b).

a) Basis of Preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with AIFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Australand Property Trust No.4 comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure* and *AASB 124 Related Party Disclosures.*

Application of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first Australand Property Trust No. 4 financial statements to be prepared in accordance with AIFRS. AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Australand Property Trust No.4 until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Australand Property Trust No.4's 31 December 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the consolidated enity's equity and its net income are given in note 21.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity's accounting policies.

Going Concern

There is a current asset deficiency at 31 December 2005 of $84,386,000. This is due to at call interest bearing liabilities of $78,233,000 owing to a related entity, Australand Holdings Limited ("AHL"). The Board of AHL has provided a letter of support to the Board of Australand Property Limited that they will not call upon the loan until such time when APT is in a position to be able to repay these loans.



NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all controlled entities of Australand Property Trust No.4 as at 31 December 2005 and the results of all controlled entities for the period then ended.

Controlled entities are all those entities (including special purpose entities) over which the Trust has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Trust controls another entity.

Controlled entities are fully consolidated from the date on which control is transferred to the Trust. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Trust.

c) Revenue Recognition

Rental Income

Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rental income relating to straight lining is included as a component of the net gain from fair value adjustments on investment property. An asset is recognised to represent the portion of operating lease income in a reporting period relating to fixed increases in operating lease rentals in future periods. Such assets are recognised as a component of the carrying amount of investment properties in the balance sheet.

d) Investment Properties

Investment properties comprise investment interests in land and buildings held for long term rental yields. Investment properties are carried at fair value, representing open market value determined annually by external valuers, with 50% of properties valued in the first half of each year and the balance in the second half.

The carrying amount of investment properties recorded in the balance sheet includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods. Changes in fair values are recorded in the income statement as part of other income.

Investment properties under development

Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's completion value.

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

f) Trade Receivables

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

g) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the consolidated entity's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than fair value of net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

h) Impairments of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

i) Trade and Other Creditors

Trade and other creditors represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

j) Provisions

Provisions are recognised when the consolidated entity has a present legal or constructive obligation as a result of past events, it is more likely than not an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) Lease Incentives

Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including, up front cash payments, rent free periods, or a contribution to certain lessee costs such as fit out or relocation costs. As these incentives are repaid out of future lease payments, they are recognised as an asset in the consolidated balance sheet as a component of the carrying amount of investment properties and amortised over the lease period.

l) Borrowings and Borrowing Costs

Borrowings are initially recognised at fair value net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between proceeds (net of transaction costs) and redemption is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the consolidated entity has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowing costs incurred for construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for intended use or sale. Other borrowing costs are expensed.

m) Taxation

Under current income tax legislation, the Trust and the consolidated entity is not liable for income tax, provided that the taxable income is fully distributed each year including any taxable capital gain derived from the sale of an asset.

n) Earnings per unit

(i) Basic earnings per unit

Basic earnings per unit is determined by dividing the net profit attributable to Australand Property Trust No. 4 unit holders, excluding any costs of servicing equity other than ordinary units, by the weighted average number of units outstanding during the year, adjusted for bonus elements in units, if any, issued during the year.

(ii) Diluted earnings per unit

Diluted earnings per unit adjusts the figures used in the determination of basic earnings per unit by taking into account the effect of interest and other financing costs associated with dilutive potential ordinary units and the weighted average number of units assumed to have been issued for no consideration in relation to the dilutive potential ordinary units.

o) Interest Income

Interest income is recognised under the effective interest rate method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

p) New Accounting Standards and UIG Interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 31 December 2005 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below for those standards that may affect the Group in future reporting periods.

(i) UIG 4 *Determining whether an Asset Contains a Lease*
UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Trust has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2006 financial statements and the UIG 4 transition provisions. The Trust will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 January 2006. Implementation of UIG 4 is not expected to change the accounting for any the Trust's current arrangements.

(ii) AASB 2005-9 *Amendments to Australian Accounting Standards (AASB 4, AASB 1023, AASB 139 & AASB 132)*
AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Trust has not elected to adopt the amendments early. It will apply the revised standards in its 31 December 2006 financial statements.

(iv) AASB 7 *Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)*
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Trust has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Trust's financial instruments.

q) Change of Financial Year End Date

By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.4 ("**APT4**") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

r) Rounding of Amounts

Australand Property Trust No.4 and the consolidated entities have applied the requirements of in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the Financial Report. Amounts in the Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000

2. EXPENSES

Borrowing costs:				
Interest paid or due and payable to				
- Banks and financial institutions	3,078	5,022	-	-
- Australand Holdings Limited	946	21	-	-
Distribution classified as borrowing cost	2,671	-	2,671	-
Other	-	4	-	-
	6,695	5,047	2,671	-
Amortisation of loan establishment and financing fees	54	183	-	-
Borrowing costs expensed	6,749	5,230	2,671	-

3. AUDITORS' REMUNERATION

	$	$	$	$
During the period, the following amounts were paid or payable to the auditor of the Trust and its related practices:				
Assurance Services				
Fees paid or payable to KPMG Australia:				
Audit of financial reports and other audit work under the Corporations Act 2001	-	50,000	-	50,000
Other assurance Services				
Fees paid or payable to PricewaterhouseCoopers Australian firm:				
Audit of financial reports	50,000	-	50,000	-
Compliance plan audit services	-	10,000	-	10,000

4. RECEIVABLES

	$'000s	$'000s	$'000s	$'000s
Current				
Rent debtors	701	963	-	-
GST receivable	80	2,386	1	3
Amounts owed by Australand Holdings Limited	-	-	7,339	-
	781	3,349	7,340	3

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

5. INVESTMENT PROPERTIES

Details of the individual properties comprising Investment Properties are set out below. Investment Properties are 100% owned except for Freshwater Place Office Tower that is 50% owned.

Description	Completion Date	Independent Valuation Date	Independent Valuation $'000	Book Value 31 December 2005 $'000	Book Value 30 June 2005 $'000
35 Huntingwood Drive, Huntingwood, NSW	27 Jun 03	30 June 05	35,000	**35,000**	35,000
80 Hartley Road , Smeaton Grange, NSW	27 Jun 03	30 June 05	52,200	**52,200**	52,200
Tower B, 197-201 Coward Street, Mascot, NSW	19 Dec 03	30 June 05	39,000	**39,000**	39,000
Freshwater Place Office Tower, 2 Southbank Boulevard, Southbank, Vic	9 Jun 05	30 June 05	139,200	**139,200**	139,200
			265,400	**265,400**	265,400

The basis of valuation of investment properties is fair value being the amounts for which the properties could be exchanged between willing parties in an arm's length transaction, based on current prices in an active market for similar properties in the same location and condition and subject to similar leases.

In assessing the value of the investment properties, the independent valuers have considered two basis of valuation being:

1. discounted cash flow; and
2. capitalisation approach

In the opinion of directors, there are no material changes since the date of the valuations to affect significantly the carrying values of properties. All investment properties are owned 100% by the consolidated entity.

Reconciliation of the carrying amounts of investment properties at the beginning and end of the financial year are set out below.

	Consolidated		The Trust	
	31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
Carrying amount at the beginning of the year	**265,400**	115,452	-	-
Additions	-	117	-	-
Transfer from Investment properties under construction	-	135,907	-	-
Net gains from fair value adjustments	-	13,924	-	-
Carrying amount at the end of the year	**265,400**	265,400	-	-

(a) Non-current assets pledged as security

Refer to note 11 for information on non-current assets pledged as security by the parent entity or its controlled entities.

(b) Amounts recognised in profit and loss for investment property

	Consolidated		The Trust	
	31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
Rental Income	**12,318**	10,916	-	-
Direct operating expense from property that generated rental income	**2,315**	1,182	-	-
	10,003	9,734	-	-

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

5. INVESTMENT PROPERTIES (continued)

(c) Leasing arrangements

The investment properties are leased to tenants under long term operating leases with rentals payable monthly. Minimum lease payments receivable on leases of investment properties are as follows:

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
Minimum lease payment under non-cancellable operating leases of investment properties not recognised in the financial statements are receivable as follows:				
Within one year	**21,664**	20,909	-	-
Later than one year but not later than 5 years	**91,646**	91,500	-	-
Later than 5 years	**105,790**	116,864	-	-
	219,100	229,273	-	-

6. INVESTMENT PROPERTIES UNDER CONSTRUCTION

Reconciliation of the carrying amounts of Investment properties under construction at the beginning and end of the financial year are set out below.

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
Investment properties under construction				
Carrying amount at the beginning of the year	-	106,746	-	-
Additions	-	29,161	-	-
Transfer to investment properties	-	(135,907)	-	-
Carrying amount at the end of the year	-	-	-	-

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

7. OTHER FINANCIAL ASSETS

Non-current

Set out below are the material controlled entities to which these consolidated financial statements relate. The beneficial interest in all controlled entities is 100%. Australand Property Trust No.4 and its controlled entities were registered in Australia.

	Consolidated		The Trust	
	31 Dec 2005	**30 Jun 2005**	**31 Dec 2005**	**30 Jun 2005**
Investment in controlled entities	-	-	**157,133**	157,133

	Equity Holding	
	31 Dec 2005	**30 Jun 2005**
	%	**%**
Particulars in relation to material controlled entities		
Controlled entities		
AWPT 4 Holdings Pty Limited as trustee for APT No. 4 Holding Trust	**100**	100
AWPT 4 NSW Holdings No. 1 Pty Limited as trustee for APT 4 NSW Holding Trust No. 1	**100**	100
AWPT 4 NSW Holdings No. 2 Pty Limited as trustee for APT 4 NSW Holding Trust No. 2	**100**	100
AWPT 4 NSW Holdings No. 3 Pty Limited as trustee for APT 4 NSW Holding Trust No. 3	**100**	100
AWPT 4 Huntingwood Pty Limited as trustee for Huntingwood Trust	**100**	100
AWPT 4 Smeaton Grange Pty Limited as trustee for Smeaton Grange Trust	**100**	100
Australand Industrial No. 56 Pty Limited as trustee for Mascot Building Trust	**100**	100
Freshwater Holdings No. 2 Pty Limited as trustee for Freshwater Holding Trust No. 2	**100**	100
Freshwater Commercial No. 2 Pty Limited as trustee for Freshwater Office Trust No. 2	**100**	100



	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
8. OTHER ASSETS				
Current				
Prepayments	**132**	112	-	-
Non-current				
Loan establishment costs	-	1,205	-	-
Less: Accumulated amortisation	-	(389)	-	-
	-	816	-	-
9. PAYABLES				
Current				
Accrued outgoings and administration costs	**1,981**	1,894	**935**	580
Amounts owed to Australand Holdings Limited	-	2,837	-	2,837
Amounts owed to controlled entities	-	-	**40,452**	36,287
Amounts owed to related entity	**213**	213	**213**	213
GST Payable	**593**	265	-	-
	2,787	5,209	**41,600**	39,917
10. PROVISIONS				
Current				
Distribution payable	**7,281**	1,386	**7,281**	1,386

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
11. INTEREST BEARING LIABILITIES				
Current				
Amounts owed to Australand Holdings Limited	78,233	5,014	-	-
Non-current				
Bank loans - secured	50,000	130,579	-	-
Total Non-current Liabilities	50,000	130,579	-	-
Financing arrangements				
The consolidated entity has access to the following lines of credit:				
Loan facility	50,000	142,514	-	-
Facilities utilised at balance date:				
Loan facility	50,000	135,593	-	-
Facilities not utilised at balance date:				
Loan facility	-	6,921	-	-

Interest on the Huntingwood and Smeaton Grange $50m fixed rate borrowing provided by Perpetual Trustee Company of Australia Limited was calculated with reference to the 5 year swap rate plus a margin of 1.00% (renegotiated on 14 October 2005) providing a financing cost of 6.05% per annum. The maturity date of the borrowing is 26 June 2008.

Assets pledged as security
The loan is secured by a fixed and floating charge from APT 4 Holdings Pty Limited and a guarantor plus a fixed charge over any building document, lease document, performance bond and bank guarantee in addition to a real property mortgage over each property. The terms of the facility unless renegotiated will expire on 26 June 2008.

The carrying amounts of non-currents assets pledged as security are:

First Mortgage:				
Investment properties (note 5)	178,200	264,500	-	-

Borrowing limit of the Trust

Australand Investments Limited intends to maintain the consolidated entity gearing at a level not exceeding 65% of the consolidated gross assets of the consolidated entity. The ratio is 49% at balance date. (30 June 2005: 50%)

12. CONTRIBUTED EQUITY

	The Trust	
	31 Dec 2005 $'000	30 June 2005 $'000
934,679,776 units, fully paid (30 June 2005: 117,000,000)	136,397	117,000

Movements in ordinary units – 31 December 2005

Date	Details	Number of securities	Issue Price $	$'000
30-06-2005	Balance at beginning of financial year	117,000,000	1.0000	**117,000**
17-10-2005	Unit redemption	(109,285,000)	1.0000	**(109,285)**
17-10-2005	New stapled units issued	926,877,676	0.1388	**128,614**
26-10-2005	Options exercised	61,500	0.7805	**48**
09-11-2005	Options exercised	5,100	0.7805	**4**
23-11-2005	Options exercised	20,500	0.7805	**16**
31-12-2005		**934,679,776**		**136,397**

Ordinary units

Ordinary units entitle the holder to participate in distributions and proceeds on winding up of the Trust in proportion to the number of and amounts paid on units held.

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
13. RESERVES				
Capital redemption reserve	(6,301)	-	(19,329)	-
Movement during the year				
Balance at the beginning of the financial year	-	-	-	-
Net movement on capital redemption reserve	(6,301)	-	(19,329)	-
Balance at the end of the financial year	(6,301)	-	(19,329)	-
14. UNDISTRIBUTED INCOME				
Undistributed income at the beginning of the financial year	13,924	-	-	-
Total profit for the period	4,610	18,234	4,610	4,310
Redemption to unitholders	(13,006)			
Distributions classified as borrowing costs	2,671	-	2,671	-
Distributions provided for or paid	(7,281)	(4,310)	(7,281)	(4,310)
Undistributed income at the end of the financial year	918	13,924	-	-

15. DISTRIBUTIONS

	The Trust	
	Total amount $'000	Date of payment
Period ended 31 December 2005	7,281	31-Jan-06
	7,281	
Quarter ended 30 September 2004	952	31-Oct-04
Quarter ended 31 December 2004	923	31-Jan-05
Quarter ended 31 March 2005	1,049	30-Apr-05
Quarter ended 30 June 2005	1,386	29-Aug-05
	4,310	

The Australand Distribution Reinvestment Plan ("**DRP**") is in operation for the final 2005 dividend / distribution.
The Record Date to determine entitlements to the final 2005 dividend / distribution and the last date for the receipt of an election notice for participation in the DRP was 5.00pm, 31 December 2005. The final 2005 dividend / distribution of 4.5 cents per stapled security is payable on 8 February 2006. This comprises a 2.5 cent per share fully franked dividend from Australand Holdings Limited, a 1.086 cent per unit distribution from Australand Property Trust (tax deferred to 27%), a 0.834 cent per unit distribution from Australand Property Trust No.4 (tax deferred to 53%) and a 0.080 cent per unit distribution from Australand Property Trust No.5 (tax deferred to 93%).

16. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Credit risk exposures

The credit risk on financial assets of the consolidated entity, which have been recognised on the balance sheet is the carrying amount. The consolidated entity does not have any material credit risk to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

Interest rate risk

These risks are now managed centrally for Australand, including Australand Property Trust and its controlled entities.

Interest rate swap

During the shortened financial year ended 31 December 2005, all Australand Property Trust No. 4 interest rate swaps were terminated.

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Weighted average interest rate	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000
31 December 2005							
Financial assets							
Cash	5.35%	3,002	-	-	-	-	3,002
Receivables	N/A	-	-	-	-	781	781
		3,002	-	-	-	781	3,783
Financial liabilities							
Interest bearing liabilities	6.41%	78,233	-	50,000	-	-	128,233
Payables	N/A	-	-	-	-	2,787	2,787
Provision for distribution	N/A	-	-	-	-	7,281	7,281
		78,233	-	50,000	-	10,068	138,301
Net financial liabilities		75,231	-	50,000	-	9,287	134,518

16. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

	Weighted average interest rate	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000
30 June 2005							
Financial assets							
Cash	5.35%	3,435	-	-	-	-	3,435
Receivables	N/A	-	-	-	-	3,349	3,349
		3,435	-	-	-	3,349	6,784
Financial liabilities							
Interest bearing liabilities	6.35%	85,593	-	50,000	-	-	135,593
Payables	N/A	-	-	-	-	5,209	5,209
Provision for distribution	N/A	-	-	-	-	1,386	1,386
		85,593	-	50,000	-	6,595	142,188
Net financial liabilities		82,158	-	50,000	-	3,246	135,404

Weighted average interest rates include the effect of interest rate swaps.

Net fair values

The consolidated entity's financial assets and liabilities are stated at cost and these assets are not traded in an organised financial market.

Carrying amounts of other debtors, amounts owing by Australand Holdings Limited and other related entities, other financial assets, payables and bank loans are stated at cost as the carrying values approximate net fair values.

17. SEGMENT INFORMATION

The Trust and its controlled entities derive income from investment in properties. All such investments are located in Australia.

18. CASH FLOW INFORMATION

Reconciliation of cash

For the purpose of the cash flows statements, cash includes cash on hand and bank and short term deposits at call. Cash as at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the cash flow statements as follows:

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
Cash and cash equivalents	3,002	3,435	1,476	1,167
Reconciliation of profit from ordinary activities to net cash inflow from operating activities				
Profit from ordinary activities	4,610	18,234	4,610	4,310
Amortisation of establishment costs	54	183	-	-
Net gains from fair value adjustments on investment property	-	(13,924)	-	-
Decrease/(increase) in receivables	2,568	(101)	2	263
Decrease/(increase) in other assets	(20)	18	-	74
Increase in accrual and payables	(415)	(208)	355	241
Net cash inflows from operating activities	6,797	4,202	4,967	4,888

19. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Australand Holdings Limited (AHL), Australand Property Limited (APL) (as the responsible entity of Australand Property Trust and Australand ASSETS Trust) and Australand Investments Limited (AIL) (as the responsible entity of Australand Property Trust No.4 and Australand Property Trust No.5) during the financial year:

Chairman - non-executive
THAM Kui Seng (appointed to the Board of AIL on 12 October 2005)

Deputy Chairman - non-executive
James Glen SERVICE, AO

Executive Director
Brendan Patrick CROTTY, Managing Director (appointed to the Board of AIL on 12 October 2005)

Non-executive Directors
William John BEERWORTH (appointed to the Board of AIL on 12 October 2005)
Lt Gen (Ret'd) Winston CHOO (appointed to the Board of AIL on 12 October 2005)
Ian Farley HUTCHINSON (appointed to the Board of AIL on 12 October 2005)
Paul Dean ISHERWOOD (appointed to the Board of AHL, APL and AIL on 15 December 2005)
KEE Teck Koon (appointed to the Board of AIL on 12 October 2005)
LUI Chong Chee (appointed to the Board of AIL on 12 October 2005).

Mr Sam Kavourakis and Mr Lyndsay Shaddock were directors of Australand Investments Limited from the beginning of the financial year until their resignation on 14 October 2005.

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of Australand, directly or indirectly, during the financial year:

Name	Position	Date of appointment to role
Peter Denis Burke	Executive General Manager, Residential	8 March 2004
John Antony Thomas	Executive General Manager, Commercial and Industrial	1 June 2003
David Paul Craig	Chief Financial Officer	22 September 2003

All the above persons were also key management personnel during the year ended 31 December 2004.
All key management personnel are employed by Rylehall Pty Limited, a wholly owned controlled entity of Australand Holdings Limited.

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(c) Key management personnel compensation

	Consolidated	
	2005 $000	2004 $000
Short term employee benefits	4,710	4,206
Post employment benefits	216	202
Other long term employee benefits	58	67
Termination benefits	-	-
Security based payments	491	273
TOTAL	5,475	4,748

The Company has taken advantage of the relief provided by the Corporations Regulations 2M.6.04 and has transferred certain remuneration disclosures to the directors' report. The relevant information can be found in sections 1 to 4 of the Remuneration Report.

(d) Equity instrument disclosures relating to key management personnel

(i) Australand Options

The number of options over Australand stapled securities held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	37,500	-	25,000	-	12,500	-
Bill Beerworth	50,000	-	-	-	50,000	37,500
Brendan Crotty	400,000	-	-	-	400,000	300,000
Winston Choo	50,000	-	-	-	50,000	37,500
Ian Hutchinson	37,500	-	-	-	37,500	25,000
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	37,500	-	-	-	37,500	12,500
Bill Beerworth	50,000	-	-	-	50,000	25,000
Brendan Crotty	400,000	-	-	-	400,000	200,000
Winston Choo	50,000	-	-	-	50,000	25,000
Ian Hutchinson	37,500	-	-	-	37,500	12,500
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Other key management personnel

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	-	20,500	-	61,500	41,000
John Thomas	-	-	-	-	-	-
David Craig	-	-	-	-	-	-

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	-	-	-	82,000	41,000
John Thomas	-	-	-	-	-	-
David Craig	-	-	-	-	-	-

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(ii) CapitaLand Limited Options

The number of options over CapitaLand Limited shares held by each director and other key management personnel, are set out below:

Directors

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng [1]	-	-	-	-	-	-
Jim Service [2]	50,000	-	37,500	-	12,500	12,500
	50,000	-	37,500	-	12,500	-
	66,000	-	55,400	-	10,600	10,600
	50,000	-	-	-	50,000	25,000
	-	40,000	-	-	40,000	-
Brendan Crotty	42,000	-	-	-	42,000	42,000
	100,000	-	-	-	100,000	100,000
	100,000	-	-	-	100,000	75,000
	126,000	-	-	-	126,000	63,000
	100,000	-	-	-	100,000	25,000
	-	80,000	-	-	80,000	-
Bill Beerworth	30,000	-	-	-	30,000	30,000
	30,000	-	-	-	30,000	22,500
	39,600	-	-	-	39,600	39,600
	30,000	-	-	-	30,000	15,000
	-	20,000	-	-	20,000	-
Winston Choo	60,000	-	60,000	-	-	-
	30,000	-	30,000	-	-	-
	30,000	-	22,500	-	7,500	-
	39,600	-	39,600	-	-	-
	30,000	-	15,000	-	15,000	-
	-	20,000	-	-	20,000	-
Ian Hutchinson	30,000	-	-	-	30,000	22,500
	39,600	-	-	-	39,600	39,600
	30,000	-	-	-	30,000	15,000
	-	20,000	-	-	20,000	-
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon [1]	-	-	-	-	-	-
Lui Chong Chee [1]	-	-	-	-	-	-

1. These directors hold CapitaLand Limited options in their capacity as an executive of CapitaLand Limited and not in their capacity as a director of Australand.
2. Mr Service holds additional Capitaland Limited options but not in his capacity as a director of Australand.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Directors

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	166,000	50,000	-	-	216,000	95,500
Brendan Crotty	368,000	100,000	-	-	468,000	198,500
Bill Beerworth	99,600	30,000	-	-	129,600	47,400
Winston Choo	99,600	30,000	-	-	129,600	47,400
Ian Hutchinson	69,600	30,000	-	-	99,600	24,900
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	127,600	50,000	73,800	-	103,800	-
John Thomas	124,800	50,000	-	-	174,800	47,400
David Craig	60,000	50,000	-	-	110,000	15,000

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	67,600	60,000	-	-	127,600	49,600
John Thomas	64,800	60,000	-	-	124,800	16,200
David Craig	-	50,000	-	-	50,000	-

(iii) Australand stapled securities

The number of stapled securities held during the financial year by each director and other key management personnel, including their personally related parties, are set out below.

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Directors

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	25,000	-	225,000
Bill Beerworth	3,876	-	-	3,876
Brendan Crotty	815,243	-	28,864	884,107
Winston Choo	-	-	-	-
Ian Hutchinson	54,415	-	2,761	57,176
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	-	-	200,000
Bill Beerworth	3,391	-	485	3,876
Brendan Crotty	708,089	-	107,154	815,243
Winston Choo	-	-	-	-
Ian Hutchinson	43,168	-	11,247	54,415
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	150,000	20,500	125,000	295,500
John Thomas	200,000	-	100,000	300,000
David Craig	249,818	-	150,182	400,000

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	50,000	-	100,000	150,000
John Thomas	100,000	-	100,000	200,000
David Craig	89,818	-	160,000	249,818

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(iv) CapitaLand Limited shares

The number of CapitaLand Limited shares held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	-	130,400	(70,000)	60,400
Bill Beerworth	-	-	-	-
Brendan Crotty	-	-	-	-
Winston Choo	-	167,100	-	167,100
Ian Hutchinson	-	-	-	-
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	-	-	-	-
Bill Beerworth	-	-	-	-
Brendan Crotty	-	-	-	-
Winston Choo	-	-	-	-
Ian Hutchinson	-	-	-	-
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	-	73,800	(73,800)	-
John Thomas	-	-	-	-
David Craig	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	-	-	-	-
John Thomas	-	-	-	-
David Craig	-	-	-	-

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(e) *Other transactions with directors and other key management personnel*

Apart from the details disclosed below, no director has entered into a material contract with the consolidated entity since the end of the previous financial year and there are no material contracts involving directors' interests existing at year-end.

Other transactions with directors or director related entities

All transactions with directors are conducted in the normal course of business under commercial terms and conditions.

J G Service Pty Limited was paid $60,000 during the year for providing the services of Mr J G Service as the Chairman of Australand Wholesale Investments Limited, the responsible entity for Australand Property Trust No.4 and Australand Property Trust No.5 prior to the merger of these trusts with Australand in October 2005.

(f) Security based payments

Details of the security-based payments for the Group are set out in section 4 of the Remuneration report.

Expenses arising from security-based payment transactions

Total expenses for the Group arising from security-based payment transactions recognised during the period as part of the employee benefit expense were as follows.

	Consolidated		Parent Entity	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Securities issued under Australand Employee Securities Ownership Plan	1,352	-	-	-
Options over Australand securities	77	-	-	-
Options over Capitaland Limited shares	159	-	-	-
Shadow scheme	99	-	-	-
Closing balance at 31 December	1,687	-	-	-

Australand Options

The weighted average security price of exercise of options exercised during the year ended 31 December 2005 was $1.86 (2004: $1.80). The weighted average remaining contractual life of security options outstanding at the end of the period was 4.4 years.

CapitaLand Limited options

References to options over CapitaLand Limited shares in this report relate to CapitaLand Limited options granted to Australand directors and executives in their capacity as directors and executives of Australand. There were 2,304,150 options outstanding at the end of the period. The weighted average share price during the year was $2.78 (2004: 1.78). The weighted average remaining contractual life of security options outstanding at the end of the period was 6.7 years.

Employee Securities Ownership Plan

The number of Australand stapled securities issued during the last three financial years are set out below:
2005 Offer: 3,521,450 securities issued 24 March 2005 at a strike price of $1.80 per stapled security.
2004 Offer: 3,193,550 securities issued 21 June 2004 at a strike price of $1.63 per stapled security
2003 Offer: 2,639,000 securities issued 31 December 2003 at a strike price of $1.61 per stapled security

20. NON-DIRECTOR RELATED PARTY TRANSACTIONS

(a) Controlling entities

The ultimate parent entity of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 is Temasek Holdings (Private) Ltd, a company incorporated in Singapore, which at 31 December 2005 through various subsidiaries owned 53.6% (2004: 55.12%) of the issued stapled securities of Australand.

(b) Key management personnel

Disclosures relating to key management personnel are set out in note 19.

(c) Transactions with other related parties

Transactions with related parties are conducted in the normal course of business under normal terms and conditions.

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Aggregate amounts included in the determination of profit from ordinary activities before income tax expense that resulted from transactions with each class of other related parties:				
Loan establishment and security fees received	1,720	-	1,720	-
Amounts owed by related entity – Australand Holdings Limited	-	-	7,339	-
Amounts owing to related entity – Australand Holdings Limited	(78,233)	-	-	-
Amounts owing to other related entity	(213)	(213)	(213)	(213)
Management fees paid	(252)	-	(252)	-

(d) Ownership interests in entities in the wholly owned group and other related parties

Interests in controlled entities are set out in Note 7.

(e) Interests of responsible entity

The responsible entity is a controlled entity of Australand Holdings Limited (AHL). AHL holds 61,627,189 units (30 June 2005: 7,715,000 at $1.00 per unit) in the Trust issued at $0.15 per unit.

21. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

(a) At the date of transition to AIFRS: 1 July 2004

Consolidated Balance Sheet	1 Jul 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	1 Jul 2004 AIFRS $'000
Current assets			
Cash assets	1,429	-	1,429
Receivables	3,248	-	3,248
Other	130	-	130
Total current assets	4,807	-	4,807
Non-current assets			
Investment properties	115,452	-	115,452
Investment properties under construction	106,746	-	106,746
Investment in controlled entities	-	-	-
Other	826	-	826
Total non-current assets	223,024	-	223,024
Total assets	227,831	-	227,831
Current Liabilities			
Payables	37,323	-	37,323
Provisions	1,008	-	1,008
Interest bearing liabilities	-	-	-
Total current liabilities	38,331	-	38,331
Non-current liabilities			
Interest bearing liabilities	72,500	-	72,500
Total non-current liabilities	72,500	-	72,500
Total liabilities	110,831	-	110,831
Net assets	117,000	-	117,000
EQUITY			
Contributed equity	117,000	-	117,000
Reserves	-	-	-
Undistributed income	-	-	-
Total equity	117,000	-	117,000

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

21. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(b) At the end of the last full year reporting period under previous AGAAP: 30 June 2005

Consolidated Balance Sheet

	Notes	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Current assets				
Cash assets		3,435	-	3,435
Receivables		3,349	-	3,349
Other		112	-	112
Total current assets		6,896	-	6,896
Non-current assets				
Investment properties		265,400	-	265,400
Investment properties under construction		-	-	-
Investment in controlled entities		-	-	-
Other		816	-	816
Total non-current assets		266,216	-	266,216
Total assets		273,112	-	273,112
Current Liabilities				
Payables		5,209	-	5,209
Provisions		1,386	-	1,386
Interest bearing liabilities		5,014	-	5,014
Total current liabilities		11,609	-	11,609
Non-current liabilities				
Interest bearing liabilities		130,579	-	130,579
Total non-current liabilities		130,579	-	130,579
Total liabilities		142,188	-	142,188
Net assets		130,924	-	130,924
EQUITY				
Contributed equity		117,000	-	117,000
Reserves	4	13,924	(13,924)	-
Undistributed income		-	13,924	13,924
Total equity		130,924	-	130,924

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

21. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(c) At the date of transition to AIFRS: 1 July 2004

Trust Balance Sheet	1 Jul 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	1 Jul 2004 AIFRS $'000
Current assets			
Cash assets	1,429	-	1,429
Receivables	266	-	266
Other	74	-	74
Total current assets	1,769	-	1,769
Non-current assets			
Investment properties	-	-	-
Investment properties under construction	-	-	-
Investment in controlled entities	157,133	-	157,133
Other	-	-	-
Total non-current assets	157,133	-	157,133
Total assets	158,902	-	158,902
Current Liabilities			
Payables	40,894	-	40,894
Provisions	1,008	-	1,008
Interest bearing liabilities	-	-	-
Total current liabilities	41,902	-	41,902
Non-current liabilities			
Interest bearing liabilities	-	-	-
Total non-current liabilities	-	-	-
Total liabilities	41,902	-	41,902
Net assets	117,000	-	117,000
EQUITY			
Contributed equity	117,000	-	117,000
Reserves	-	-	-
Undistributed income	-	-	-
Total equity	117,000	-	117,000

21. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(d) At the end of the last full year reporting period under previous AGAAP: 30 June 2005

Trust Balance Sheet	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Current assets			
Cash assets	1,167	-	1,167
Receivables	3	-	3
Other	-	-	-
Total current assets	1,170	-	1,170
Non-current assets			
Investment properties	-	-	-
Investment properties under construction	-	-	-
Investment in controlled entities	157,133	-	157,133
Other	-	-	-
Total non-current assets	157,133	-	157,133
Total assets	158,303	-	158,303
Current Liabilities			
Payables	39,917	-	39,917
Provisions	1,386	-	1,386
Interest bearing liabilities	-	-	-
Total current liabilities	41,303	-	41,303
Non-current liabilities			
Interest bearing liabilities	-	-	-
Total non-current liabilities	-	-	-
Total liabilities	41,303	-	41,303
Net assets	117,000	-	117,000
EQUITY			
Contributed equity	117,000	-	117,000
Reserves	-	-	-
Undistributed income	-	-	-
Total equity	117,000	-	117,000

21. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)

(a) Reconciliation of profit for the year ended 30 June 2005

Consolidated Income Statement	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Rental income	10,079	-	10,079
Recoverable outgoings	837	-	837
Interest and facility fee	236	-	236
Distributions from controlled Entities	-	-	-
Total revenue from ordinary activities	11,152	-	11,152
Rates, taxes and Other Property outgoings	1,182	-	1,182
Borrowing costs	5,230	-	5,230
Other expense from ordinary activities	430	-	430
Total expenses from ordinary activities	6,842	-	6,842
Net profit attributable to the stapled security holders of Australand	4,310	-	4,310
Net gains from fair value adjustments on investment properties	-	13,924	13,924
Net profit	4,310	13,924	18,234

Trust Income Statement	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Rental income	-	-	-
Recoverable outgoings	-	-	-
Interest and facility fee	9	-	9
Distributions from controlled Entities	4,680	-	4,680
Total revenue from ordinary activities	4,689	-	4,689
Rates, taxes and Other Property outgoings	-	-	-
Borrowing costs	-	-	-
Other expense from ordinary activities	379	-	379
Total expenses from ordinary activities	379	-	379
Net profit attributable to the stapled security holders of Australand	4,310	-	4,310

21. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(3) Reconciliation of cash flow statement for the year ended 30 June 2005.

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliations

Revaluation of investment properties

Under AIFRS, investment properties are either valued at fair value (market value) with increments/decrements going through the consolidated income statement or measured at cost and depreciated. The consolidated entity has adopted the fair value approach.

22. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

There have been no significant events or transactions that have arisen since the end of the financial year, which in the opinion of the Directors of the responsible entity would affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

23. EARNINGS PER UNIT

	Consolidated	
	2005 $'000	2004 $'000
Basic earnings per unit	**0.49 cents**	15.58 cents
Diluted earnings per unit	**0.49 cents**	15.58 cents
Earnings Reconciliation		
Basic earnings per unit		
Earnings used in calculating basic earnings per unit	**4,610**	18,234
Diluted earnings per unit		
Earnings used in calculating diluted earnings per unit	**4,610**	18,234

The weighted average number of units on issue used in the calculation of basic earnings per unit was 934,679,776 units (30 June 2005: 117,000,000 units).

The weighted average number of units on issue used in the calculation of diluted earnings per unit was 934,679,776 units (30 June 2005: 117,000,000 units).

DIRECTORS' DECLARATION
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

In the Directors' opinion:

a) the financial statements and notes set out on pages 96 to 129 are in accordance with the Corporations Act 2001, including:

   i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and

   ii) giving a true and fair view of the trust's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

b) there are reasonable grounds to believe that the trust will be able to pay its debts as and when they become due and payable; and

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors of Australand Investments Limited as the responsible entity of Australand Property Trust No. 4.

Dated at Sydney this 23rd day of February 2006.

Tham Kui Seng
Chairman

Brendan Patrick Crotty
Managing Director

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the unitholders of Australand Property Trust No.4

Audit opinion

In our opinion:

1. the financial report of Australand Property Trust No.4:

    - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Australand Property Trust No.4 and the Australand Property Trust No.4 Group (defined below) as at 31 December 2005, and of their performance for the period ended on that date, and
    - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remunerations disclosures that are contained in sections 1 to 4 of the remuneration report in the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and Class Order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheets, income statements, cash flow statements, statements of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Australand Property Trust No.4 (the Trust) and the Australand Property Trust No.4 Group (the consolidated entity), for the period ended 31 December 2005. The consolidated entity comprises both the Trust and the entities it controlled during that period.

The trust has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, in sections 1 to 4 of the remuneration report in the directors' report, as permitted by Class Order 06/50.

The directors of the Australand Investments Limited (the directors) as responsible entity are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.



Audit approach

We conducted an independent audit in order to express an opinion to the unitholders of the trust. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and Class Order 06/50. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the trust's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and Class Order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
23 February 2006

AUSTRALAND PROPERTY TRUST No.5

(formerly AUSTRALAND WHOLESALE PROPERTY TRUST No.5)

ARSN 108 254 771

FINANCIAL REPORT

31 DECEMBER 2005

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

The Directors of Australand Investments Limited ("the responsible entity"), formerly Australand Wholesale Investment Limited being the responsible entity of Australand Property Trust No.5 ("the Trust"), formerly Australand Wholesale Property Trust No.5 present their report together with the financial report of the Trust and the consolidated financial report of the consolidated entity, being the Trust and its controlled entities, for the six months ended 31 December 2005.

Directors

The following persons were directors of the responsible entity at 12 October to the date of this report:
THAM Kui Seng (appointed as Chairman on 12 October 2005)
James Glen SERVICE, AO (Deputy Chairman)
Brendan Patrick CROTTY (appointed as director on 12 October 2005)
William John BEERWORTH (appointed as director on 12 October 2005)
Lt Gen (Ret'd) Winston CHOO (appointed as director on 12 October 2005)
Ian Farley HUTCHINSON (appointed as director on 12 October 2005)
Paul Dean ISHERWOOD (appointed as director on 15 December 2005)
LUI Chong Chee (appointed as director on 12 October 2005)
KEE Teck Koon (appointed as director on 12 October 2005)

Samuel Kavourakis and Lyndsay Shaddock were directors from the beginning of the shortened financial year until their resignation on 14 October 2005.

Directors' qualifications, experience and special responsibilities

THAM Kui Seng
Non-executive director
Chairman of the Board and Member of the Remuneration Committee
Appointed to the Board on 31 January 2001
Age 48

Experience & other directorships

Mr Tham brings to the Board considerable business experience and a strong management background.

He was appointed a Director and Chairman in January 2001. Mr Tham is currently the Chief Corporate Officer of CapitaLand Limited. He was formerly Chief Operating Officer of Pidemco Land Limited, having joined that company in 1996.

Qualifications

Mr Tham holds a Bachelor of Arts (First Class Honours) degree in Engineering Science from Oxford University.

James Glen SERVICE AO
Independent non-executive director
Deputy Chairman
Chairman of the Audit Committee and a Member of the Remuneration Committee
Appointed to the Board on 12 July 1995
Age 73

Experience & other directorships

Mr Service is a very experienced listed company director and brings to the Board considerable property sector experience.

He is Executive Chairman of JG Service Pty Ltd, a specialist property consulting company. He serves on the board of a number of public and private companies including as Chairman of ACTEW Corporation Ltd, director of Challenger Financial Services Group and as a Non-executive Director of CapitaMall Property Trust Management Ltd. Mr Service is a past national president of the Property Council of Australia and continues to be involved in a number of other government, cultural and community organisations.

Directorships of listed entities within the last three years

Challenger International Limited (appointed 8 April 2002 and resigned 18 August 2003) and Challenger Financial Services Group Ltd (appointed 6 November 2003).

Qualifications

Mr Service's qualifications are (Hon) Life Fellow Australian Institute of Building, Fellow of Chartered Secretaries Australia, Fellow CPA Australia and Adjunct Professor National Institute for Governance.

Brendan Patrick CROTTY

Executive director
Managing Director
Appointed to the Board on 20 June 1985
Age 59

Experience & other directorships

Mr Crotty has extensive expertise in the property industry having worked in the sector for the entire length of his professional career.

He has been Managing Director of Australand since 1990. He joined Australand Holdings Limited (then the Land Division of Hooker Corporation Limited) in 1977, where he held a number of general management positions, before becoming Executive General Manager of the Land, Housing and Apartment Divisions. Prior to 1977, Mr Crotty held senior positions in a property development company and was a partner in a professional firm of surveyors, town planners and civil engineers.

Qualifications

Mr Crotty has formal qualifications in surveying, town planning and business administration and also completed an advanced general management course at IMEDE, Lausanne, Switzerland. He is a Fellow of the Australian Property Institute and the Australian Institute of Company Directors and is also a Member of the Planning Institute of Australia.

William John BEERWORTH
Independent non-executive director
Chairman of the Corporate Governance Committee, Member of the Risk and Compliance Committee, Remuneration Committee and Nomination Committee
Appointed to the Board on 20 March 1997
Age 60

Experience

Mr Beerworth is an investment banker and solicitor and brings to the Board extensive experience in investment banking and in corporate law and governance.

He is Managing Director of Beerworth and Partners Limited, a corporate advisory firm specialising in mergers, acquisitions and corporate transactions. He has held a number of senior positions, including Director of HSBC Australia Limited, Managing Director of HSBC Australia Corporate Finance Limited, Senior Partner of Mallesons Stephen Jaques and Senior Assistant Secretary of the Commonwealth Attorney-General's Department.

Qualifications

Mr Beerworth's formal qualifications include Bachelors degrees in Arts and Law from the University of Sydney, Master of Laws and Doctor of Juridical Science from the University of Virginia, Master of Commerce from the University of New South Wales and Master of Business Administration from Macquarie Graduate School of Management. He is a Fellow of CPA Australia, Australian Institute of Company Directors, Tax Institute and Australian Institute of Management.

Other directorships

He is Chairman of Contango Asset Management Limited, a substantial wholesale funds manager and is on several Faculty Advisory Boards.

He is a member of the Australian Competition Tribunal and was a member of the Financial System Inquiry Committee (the "*Wallis Committee*").

Lt. Gen (Ret'd) Winston CHOO
Independent non-executive director
Member of the Audit Committee
Appointed to the Board on 15 July 1997
Age 64

Experience & other directorships

Lt Gen (Ret'd) Choo provides the board with a wealth of leadership and management expertise from serving as Singapore's Chief of Defence Force from 1974 to 1992 and his experience as a company director on several listed companies since 1993.

From 1994 to 1997, he served as Singapore's High Commissioner to Australia and concurrently Ambassador to Fiji. From July 2001 to September 2005, he served as Singapore's Non-resident High Commissioner to South Africa. General Choo is currently Singapore's Non-resident High Commissioner to Papua New Guinea and Non-resident Ambassador-designate to Israel. He is Chairman of Rowsley Ltd, FairVision Pte Ltd, WOW Vision Pte Ltd, Tridex Pte Ltd, Singapore Red Cross Society and a member of the Board of Rowsley Capital Pte Ltd, Rowsley Ventures Pte Ltd, Foodfare Catering Pte Ltd and Cougar Logistics Corporation Ltd.

Qualifications

General Choo's formal qualifications include a Master of Arts in History from Duke University, USA and completion of the Advanced Management Programme at Harvard University.

Ian Farley HUTCHINSON
Independent non-executive director
Chairman of the Nomination Committee, Member of the Audit Committee, Risk and Compliance Committee and Corporate Governance Committee
Appointed to the Board on 11 December 2001
Age 67

Experience & other directorships

Mr Hutchinson is an experienced company director and also brings to the Board extensive experience in Corporate Law.

Mr Hutchinson has extensive experience in corporate law having been Senior Partner and Chairman of the National Firm and a Partner of Freehills for 30 years. He also has extensive experience as Chairman or a Member of Audit, Risk and Compliance and Corporate Governance Committees of other companies. He has also served on advisory and review committees for the Australian Federal Government.

Directorships of listed entities within the last three years

Heggies Bulkhaul Limited (appointed 12 October 2001 and resigned 29 October 2004); Global Mining Investments Limited (appointed 28 January 2004 and resigned 9 December 2005).

Other directorships

He is Chairman of Hoya Lens Australia Pty Limited and is a director of Zurich Financial Services Australia Limited (Group).

Qualifications

Mr Hutchinson holds a Bachelor of Law degree from the University of Sydney.

Paul Dean ISHERWOOD
Independent non-executive director
Member of the Audit Committee
Appointed to the Board on 15 December 2005
Age 67

Experience

Mr Isherwood is an experienced company director and also brings to the Board a strong finance and accounting background.

Mr Isherwood also has proven leadership experience from his career with Coopers & Lybrand that spanned 38 years. During this time Paul was National Chairman and Managing Partner of Coopers & Lybrand (Australia) from 1985 to 1994 and served on the International Board and Executive Committee of the firm from 1985 to 1994. On his retirement from Coopers & Lybrand in 1995, Mr. Isherwood commenced a career as a non-executive director and since that time has acquired extensive corporate governance experience, including as Chairman, across different industry sectors, and mostly with listed public companies.

Directorships of listed entities within the last three years

Chairman, Globe International Limited (appointed 30 March 2001); Chairman, Stadium Australia Management Limited (appointed 11 March 1996); Director, St George Bank Limited (appointed 27 October 1997).

Other directorships

He is Chairman of NM Rothschild Australia Holdings Pty Limited, St George Bank New Zealand Ltd and Munich Reinsurance Company of Australasia Ltd.

Qualifications

Mr Isherwood is a Fellow of the Institute of Chartered Accountants in Australia.

KEE Teck Koon
Non-executive director
Appointed to the Board on 27 February 2004
Age 49

Experience & other directorships

Mr Kee brings to the Board extensive experience in the property sector.

He is the Vice Chairman of CapitaLand Retail Ltd and CapitaLand Commercial and Integrated Development Ltd. He is also the Chief Executive Officer of CapitaLand Financial Ltd, which is the manager of two REITs in Singapore, namely CapitaMall Trust (the first listed REIT in Singapore) and CapitaCommercial Trust Management Limited.

Qualifications

Mr Kee holds Bachelors (Honours) and Masters degrees in Engineering Science from Oxford University.

LUI Chong Chee
Non-executive director
Member of the Audit Committee, Corporate Governance Committee and Nomination Committee
Appointed to the Board on 11 December 2001
Age 45

Experience & other directorships

Mr Lui is the Chief Executive Officer of CapitaLand Residential Limited, a Director of Raffles Holdings Limited and an Alternate Director of The Ascott Group Limited.

Mr Lui joined CapitaLand Limited in November 2001 as Chief Financial Officer. He had oversight of all finance and treasury functions in the group and was instrumental in strengthening the balance sheet of the CapitaLand Group. He relinquished his role as Chief Financial Officer and assumed the role as Chief Executive Officer of CapitaLand Residential Limited on 1 July 2005.

Prior to joining CapitaLand Limited in November 2001, Mr Lui was the Managing Director of Citigroup Investment Bank (Singapore) Limited, which he joined in July 1986. Mr Lui was responsible for debt and equity capital markets and financial advisory business in Singapore. He has 15 years of experience in investment banking, including origination and implementation of various capital market financial instruments, mergers and acquisitions and financial advisory transactions in Singapore.

Qualifications

Mr Lui holds a Master of Business Administration in Finance and International Economics and a Bachelor of Science degree in Business Administration (magna cum laude) from New York University, U.S.A.

Secretaries of the Board

Details of company secretaries of the Board in office at the date of this report, and each company secretary's qualifications and experience are below:

Philip John MACKEY
Company Secretary
Age 48

Mr Mackey was appointed Company Secretary of Australand Holdings Limited in June 2003 and of Australand Property Limited and Australand Investments Limited in July 2003.

Mr. Mackey has over 24 years experience in commercial and professional services sectors encompassing company secretarial, corporate governance, compliance, risk management, treasury, audit and accounting activities. He has been a Company Secretary for the past nine years. Mr Mackey joined Australand in June 2003, prior to which he was Assistant Company Secretary of AMP Limited and held various senior management roles with that organisation over an eleven year period. Prior to AMP, Mr Mackey was a senior audit manager with the international accounting firm of Deloitte Touche Tohmatsu.

Mr Mackey holds a Bachelor of Business and a Graduate Diploma in Company Secretarial Practice. He is a Fellow of Chartered Secretaries Australia, an Associate of the Institute of Chartered Accountants, Australia and a Member of the Australian Institute of Company Directors.

Michael Bowden NEWSOM
General Counsel
Age 53

Mr Newsom has over 29 years experience in commercial and corporate law, litigation, capital markets, mergers and acquisitions and corporate administration both in private practice and in large publicly listed companies across the property, building materials, petroleum and financial services industries.

Mr Newsom joined Australand in August 2000, prior to which he held the positions of Company Secretary and General Counsel of Pioneer International Limited and Ampol Limited.

He holds a Bachelor of Arts and Law degrees and is a Solicitor of the Supreme Court of NSW and is also admitted to practice in the Federal and High Courts of Australia.

Board and Board Committee Meetings

The number of meetings of the Board and Board Committees held during the year ended 31 December 2005, and the number of meetings attended by each director was:

Director	Board		Audit Committee		Corporate Governance Committee		Nomination Committee		Remuneration Committee		Risk and Compliance Committee	
	A	B	A	B	A	B	A	B	A	B	A	B
Tham Kui Seng (Chairman)	12	13	-	-	-	-	-	-	3	3	-	-
James Glen Service	12	13	5	5	-	-	-	-	3	3	-	-
Brendan Patrick Crotty	13	13	-	-	-	-	-	-	-	-	-	-
William John Beerworth	13	13	-	-	2	2	2	2	3	3	8	8
Lt Gen (Ret'd) Winston Choo	12	13	4	5	-	-	-	-	-	-	-	-
Ian Farley Hutchinson	13	13	5	5	2	2	2	2	-	-	8	8
Paul Dean Isherwood	1	1	-	-	-	-	-	-	-	-	-	-
Kee Teck Koon	10	13	-	-	-	-	-	-	-	-	-	-
Lui Chong Chee	9	13	3	5	2	2	0	2	-	-	-	-
Liew Mun Leong 1	-	-	-	-	-	-	-	-	3	3	-	-
Nancy Milne 2	-	-	-	-	-	-	-	-	-	-	8	8

Column A - indicates the number of meetings attended during the time the Director held office or was a member of the Board Committee during the year.

Column B - indicates the number of meetings held during the time the Director held office or was a member of the Board Committee during the year.

1) The Remuneration Committee is chaired by Mr Liew Mun Leong, President and Chief Executive Officer of Australand's largest security holder the Singapore based property group, CapitaLand Limited. Mr Liew is not a director of Australand.

2) The Risk and Compliance Committee is chaired by Ms Nancy Milne who is not a director of Australand, but who is an experienced company director and who has extensive experience in risk management and compliance matters.

3) Up until the time of the completion of the Merger Proposal of Australand Property Trust No.4 and Australand Property Trust No.5 with Australand and the retirement of Messrs Kavourakis and Shaddock from the Board, there were seven Board meetings held by Messrs Service, Kavourakis and Shaddock. Of these, five were held specifically in relation to the Merger Proposal and as Mr Service is a director of Australand, he did not attend those five meetings.

Principal activities

The principal activity of the Trust is ownership of income producing industrial properties within Australia. The responsible entity holds an Australian Financial Services Licence No. 228837 issued pursuant to section 913B of the Corporations Act 2001 and the Trust was registered as a Managed Investment Scheme on 11 March 2004. No other significant change in the nature of these activities occurred during the year.

Review of operations

The net profit of the consolidated entity for the shortened financial year ended 31 December 2005 was $701,000 (year ended 30 June 2005: $4,166,000). The net tangible asset backing of the Trust as at 31 December 2005 was $1.019 per fully paid unit (year ended 30 June 2005:$1.199).

Significant changes in state of affairs

In the opinion of the directors, there were no other significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review other than that which is mentioned below.

DIRECTORS' REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Stapling of Australand Property Trust No.4 and Australand Property Trust No.5
On 12 October 2005, a proposal was adopted to staple Australand Property Trust No.4 and Australand Property Trust No.5 to Australand Property Group. As a result of this transaction, approximately $135 million of Australand Property Trust No.5's investment properties were acquired.

As a result of the stapling, Australand comprises 4 listed entities namely Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 from 12 October 2005.

Matters subsequent to the end of the shortened financial year

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity in future financial years, the results of those operations in future financial years or the state of affairs of the consolidated entity in future financial years.

Change in reporting periods

By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act 2001, Australand Investments Limited ("AIL") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.5 ("APT5") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("Shortened Financial Year"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

Environmental regulation

The consolidated entity, as owner of the investment properties regularly monitors its environmental exposures to ensure that it has complied with environmental regulations. The directors are not aware of any breaches of environmental regulations during the shortened financial year covered by this report.

Interests of responsible entity

The responsible entity is a controlled entity of Australand Holdings Limited. Australand Holdings Limited holds 225,040 units in the Trust issued at $0.06 per unit. Australand Property Limited, as the responsible entity of Australand Property Trust, holds 96,771,070 units in the Trust issued at $0.06 per unit. As at 31 December 2005, 100% of its committed equity had been contributed.

Likely developments and expected results of operations

Further information as to the likely developments in the operations of the consolidated entity and the expected results of those operations in subsequent financial years has not been included in this report because, in the opinion of the directors, it would prejudice the consolidated entity.

Distributions

Distributions declared by the directors in respect of the shortened financial year ended 31 December 2005 were:

	$
Quarter ended 31 December 2005	701,000
	701,000

The distributions for the shortened financial year ended 31 December 2005 represent the underlying income earned by the unitholders of the Trust. In addition to this income, Australand Holdings Limited ("Australand") has paid an income yield top up for the period so that the weighted average income distribution for individual unit holders, equalled 8.5% per annum up to practical completion of the last Trust property on 9 September 2004.

This underwritten yield is only payable to unitholders whilst the consolidated entity is completing development activity as detailed in the Information Memorandum of the Trust issued on 8 December 2003.

Directors' and officers' indemnity and insurance

In accordance with its Constitution, the responsible entity has agreed to indemnify the directors, secretary and executive officers against all liabilities to other persons (other than to the responsible entity or its related bodies corporate) that may arise from their position as director, secretary or executive officer of the responsible entity and its controlled entities, except where the liability arises out of conduct involving a lack of good faith.

The responsible entity has agreed to indemnify the directors, secretary and executive officers against all costs and expenses incurred in defending an action that falls within the scope of the indemnity.

The responsible entity has paid premiums with respect to a contract insuring the directors, secretary and executive officers of the responsible entity and its controlled entities against liabilities incurred while acting as officers. The insurance contract prohibits the disclosure of the amount of the premium paid in respect of the contract.

Non-audit services

Details of the non-audit services undertaken by the Group's external auditor, PricewaterhouseCoopers, including the amounts paid or payable to the external auditor for non-audit services, are set out below and in Note 3 to the financial statements.

In accordance with advice received from the Audit Committee, the directors are satisfied that the provision of non-audit services during the year to 31 December 2005 by the external auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are so satisfied because the Audit Committee has, having regard to auditor independence requirements of applicable laws, rules and regulations, concluded that in respect of each non-audit service that the provision of such service would not impair the independence of the external auditor.

AUDITORS' REMUNERATION	Consolidated		Trust	
	31 Dec 2005 $	30 Jun 2005 $	31 Dec 2005 $	30 Jun 2005 $
During the year, the following amounts were paid to the auditor of the Trust and its related practices:				
Assurance services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**50,000**	45,000	**50,000**	45,000
Other assurance services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Compliance plan audit services	**-**	10,000	**-**	10,000
Total auditor's remuneration	**50,000**	55,000	**50,000**	55,000

Auditor's Independence Declaration

A copy of the external auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 157 and forms part of this report.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

Rounding of amounts

The Trust and its controlled entities have applied the requirements of Class Order 98/0100 dated 10 July 1998 issued by the Australian Securities and Investments Commission and in accordance with that Class Order amounts in the financial report and the directors' report have been rounded off to the nearest one thousand dollars, unless otherwise stated.

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

INTRODUCTION

The following Remuneration Report is in relation to the stapled Australand Group comprising Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5. This disclosure relates to the remuneration of directors and relevant executives for the management of the group as a whole and not this specific entity.

The Board of Directors is pleased to present the 2005 Remuneration Report to security holders. The Report summarises key compensation policies for the year ended 31 December 2005 and highlights the link between remuneration and corporate performance and provides detailed information on the compensation for directors and other key management personnel.

The Remuneration Report is set out under the following main headings:

1. Principles used to determine the nature and amount of remuneration;
2. Details of remuneration;
3. Service agreements;
4. Security based compensation; and
5. Additional information.

The information provided under sections 1 - 4 includes remuneration disclosures required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the Notes to the Financial Statements pursuant to ASIC Class Order 06/50 and have been audited. The information in section 5 are additional disclosures required by the Corporations Act 2001 and the Corporations Regulations 2001 which have not been audited.

1. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION

1.1 REMUNERATION COMMITTEE

The Remuneration Committee advises the Board on compensation policies and practices generally, and makes specific recommendations on compensation packages and other terms of employment for non-executive directors, executive directors and other senior executives.

The Remuneration Committee operates under the delegated authority of the Board. The Remuneration Committee's Charter is available on the Corporate Governance page in the Investor Relations section of Australand's website at www.australand.com.au.

The Remuneration Committee is chaired by Mr Liew Mun Leong, President and Chief Executive Officer of CapitaLand Limited, who is not a director of Australand, and also comprises three non-executive directors namely Messrs Tham, Beerworth and Service, the last two of whom have been determined by the Board to be independent.

The responsibilities of the Remuneration Committee are to review market practices and recommend to the Board:

- remuneration policies of Australand;
- remuneration structure and levels for non-executive directors;
- remuneration packages of the Managing Director and senior executives; and
- any incentive schemes for employees of Australand.

The Remuneration Committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to engage external advisers without seeking prior approval of the Board or management.

Australand engaged external advisers during the year on matters relating to compensation policies and other executive and employee benefits. All information relevant to matters being considered by the Remuneration Committee has been made available to the Remuneration Committee.

1.2 REMUNERATION PRINCIPLES

a) Non-executive directors

Non-executive directors' fees

Security holders in general meeting approve the aggregate pool available for the remuneration of non-executive directors. The current aggregate fee pool limit for directors' fees payable to non-executive directors of $1,200,000 p.a. was approved by security holders at the 2005 Annual General Meeting.

Directors' fees paid to each non-executive director are agreed by the Board, based on recommendations by the Remuneration Committee. In May 2005 the Remuneration Committee commissioned an external review of non-executive director compensation by Spencer Stuart and Godfrey Remuneration Group. This review provided advice on non-executive director fees in comparator companies both in terms of market capitalisation and industry sector.

As a result of this review, the annual fees payable to non-executive directors with effect from 1 January 2006 are as follows:

- base fee of $80,000 plus additional fees of:
- $32,000 for the Chair of the Audit Committee;
- $16,000 for members of the Audit Committee;
- $40,000 for the Chair of the Risk and Compliance Committee;
- $20,000 for members of the Risk and Compliance Committee;
- $20,000, $14,000 and $7,000 for the Chair of the Remuneration Committee, Corporate Governance Committee and Nomination Committee respectively; and
- $12,000, $8,000 and $4,000 for members of the Remuneration Committee, Corporate Governance Committee and Nomination Committee respectively;

Retirement allowances for directors

Non-executive directors do not receive any retirement allowance upon their retirement from the Board.

b) Executive pay

The Board recognises that Australand's performance is dependent on the quality of its people. To successfully achieve its financial and operating objectives, Australand must be able to attract, motivate and retain highly skilled executives who are dedicated to the interests of its security holders.

Remuneration principles

Australand's compensation principles are as follows:

- competitive compensation packages are set at market levels to attract, retain and motivate executives who will effectively manage the operations of Australand;
- rewards provided to executives by way of short term incentive bonuses and long term incentive equity allotments are linked to Group and individual performance as measured by the creation of security holder value;
- bonuses and incentive payments are based on the achievement of pre-agreed and approved stretch financial and non-financial performance criteria; and
- full transparent disclosure of relevant executive's compensation.

Remuneration structure

Australand's compensation structure is designed to strike an appropriate balance between the fixed (**F**) and variable (**V**) components of remuneration. Variable compensation is tied to the performance of the Group and the individual and is entirely at risk.

The compensation of the Managing Director and other key management personnel and other staff members is comprised of payments and/or allocations under the following categories:

- short term employee benefits which includes cash salary (F), short-term (cash) bonuses (V), annual leave (F) and other incidental benefits (F);
- post employment benefits comprising superannuation contributions (F);
- long term employee benefits including long service leave (F);
- termination benefits as defined in individual employment contracts and as required by law (F); and
- security based payments in the form of loans for purchase of securities and options granted (V).

Australand's policy is to pay variable remuneration at median levels for target performance, while providing the opportunity for an amount above the median for exceptional performance.

Executive compensation and other terms of employment are reviewed annually by the Remuneration Committee, having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice.

Details of each category are set out below:

SHORT TERM EMPLOYEE BENEFITS

Short term benefits comprise:

- cash salary - this is set at a level to attract and retain suitably qualified people to the Group. The salaries are benchmarked to market and reviewed annually by the Remuneration Committee, taking account of market conditions, external surveys and advice, skills availability and Group and individual performance.
- short term bonuses - are awarded for the achievement of stretch financial or non-financial objectives. These objectives are defined each year and assess performance where relevant against occupational health safety and environmental, financial, business development and efficiency, and people development targets. Weightings are applied to each objective to reflect their relative importance.

  The performance targets and reward levels are reviewed by senior executives and the Managing Director and are approved by the Remuneration Committee. The pool from which bonuses are paid is approved by the Remuneration Committee following an assessment of Australand's financial performance (Economic Value Added) for the previous 12 months and comparison to the previous year's performance. Failure to achieve against these metrics may result in no bonus pool being approved by the Remuneration Committee.

  Bonuses are paid in March of the year following the year in which they were earnt, with 20% of the short-term bonus payments for the Managing Director, Executive General Managers and the Chief Financial Officer being deferred and paid in equal amounts over the following three years. The bonuses for the 2005 financial year (paid in March 2006) are included in the compensation tables in this report. These bonus amounts include one third of the deferred 20% bonus payment from the 2004 financial year for relevant executives.

  There are specific short-term bonuses for sales and acquisition staff based on sale of land and dwellings or the sale or lease of commercial premises. These are enacted under standard industry practice and are defined at the time the relevant executive commences employment; and

  other incidental benefits include:

  - provision of car parking spaces at office locations;
  - payment of death and permanent disablement and salary continuance insurance premiums for staff members; and
  - other minor benefits to provide staff with access to counselling and reimburse superannuation fees in the Australand superannuation plan.

POST EMPLOYMENT BENEFITS

Australand provides retirement and superannuation benefits for its employees including senior executives.

All salaried employees have the opportunity to direct their superannuation to a fund of their choice as required by Federal legislation. Australand has a superannuation plan with BT Lifetime Super for all employees who do not wish to exercise choice.

The Australand Superannuation Plan is part of the BT Lifetime Super Employer Plan (Master Trust). BT administers the plan, which offers Australand employees a wide range of benefits including:

- a large number of investment options from a range of different fund managers;
- online access for members;
- the flexibility to make additional personal contributions;
- insurance options (death and total and permanent disablement as well as salary continuance insurance);
- the option for spouse membership; and
- a rollover service to enable employees to consolidate their superannuation accounts.

Australand contributes 9% of salary in line with Superannuation Guarantee requirements. In addition, Australand contributes an amount over and above this legislated amount to cover the cost of death and total and permanent disablement and salary continuance insurance premiums for all salaried staff and BT member fees for members of the BT scheme.

LONG TERM EMPLOYEE BENEFITS

To date, Australand has not had a long term incentive plan other than the Australand Employee Securities Ownership Plan (**ESOP**), the details of which are set out below under share-based payments. A review is underway at the time of preparing this report to introduce vesting periods and specific Total Security Holders Return hurdles which must be achieved prior to accessing entitlements under the ESOP, thus strengthening the link between long term performance of the Group and employee reward.

TERMINATION BENEFITS

Termination benefits (which are payable if the executive's employment is terminated by the Group) for the Managing Director, other key management personnel and other executives are provided for in their respective contracts of employment, details of which are set out under the section 3 Service Agreements.

SECURITY BASED PAYMENTS

There are four different schemes in this category of compensation, not all of which are accessible by all employees. Three of these can be classed as equity-settled security based schemes, namely:

a) Australand Employee Securities Ownership Plan;
b) Options over Australand securities (no longer issued as from 2002 onwards); and
c) Options issued by CapitaLand Limited (no longer issued as from 2006 onwards).

Another scheme is classed as a cash-settled share-based scheme, being:

d) Shadow Scheme for the Managing Director.

Details of each of these schemes are as follows:

Australand Employee Securities Ownership Plan (ESOP)

The purpose of the Australand ESOP is to:

- reward employees for past performance; and
- enable employees to participate in the growth and future profitability of the Group as a security holder.

The plan offers a five year, interest free, limited recourse loan to enable employees to purchase Australand stapled securities. During this five year period, the loan will be partly repaid by distributions on the securities held.

Employees are eligible to participate subject to the following:

- permanent employment (full or part time);
- at least six months service; and
- satisfactory performance.

The total number of securities available for allocation is determined by the Remuneration Committee in February each year, based on Group performance in the preceding year. The number of securities for each individual allocation is based on seniority and individual performance.

Options over Australand securities

Options over unissued Australand Holdings Limited ordinary shares were last issued in March 2002 to employees under the terms of the Australand Share Option Scheme (Option Scheme). As part of the Stapling Proposal in 2003, the terms of the options were changed whereby they are now exercisable over Australand stapled securities.

No options over unissued Australand stapled securities have been granted since March 2002, nor were any granted during the financial year, nor since the end of the financial year.

Options issued by CapitaLand Limited

CapitaLand Limited has issued share options over its shares to a number of Australand directors, other key management personnel and other executives. Details of these commence on page 150.

Shadow Scheme for the Managing Director

This scheme provides for payment on retirement of an amount equal to the aggregate incremental value of 200,000 stapled securities allotted annually from 2003 until retirement, including the aggregate value of distributions payable, had such securities been allotted annually at the time of allotment of securities under the Australand ESOP. The number of securities will be pro-rated in the year of retirement.

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

2. DETAILS OF REMUNERATION

Details of the remuneration of the directors and other key management personnel of the Parent Entity and Australand are set out in the following tables.

The key management personnel of the Parent Entity and Australand are the directors identified on page 134 of the Directors' Report and the following executives, who are also included in the category of the five highest paid executives of the Parent Entity and Australand:

Name	Position	Date of appointment to role
Peter Denis Burke	Executive General Manager, Residential	8 March 2004
John Antony Thomas	Executive General Manager, Commercial and Industrial	1 June 2003
David Paul Craig	Chief Financial Officer	22 September 2003

The compensation of other executives who are also included in the category of the five highest paid executives of the Parent Entity and/or Australand (as set out in the following table) but who are not considered key management personnel of either the Parent Entity or Australand is shown separately.

All key management personnel (other than the directors) are employed by Rylehall Pty Limited, a wholly owned controlled entity of Australand Holdings Limited.

Notes to the table on the following page:

1. Mr Hennessy's incentive award paid in 2005 comprises $162,395 relating to, but not accrued in 2004 and $313,059 relating to 2005 performance.
2. 20% of these short term bonuses were deferred and will be paid in equal amounts in March 2006, 2007 and 2008.
3. Other benefits comprise death and permanent disability and salary continuance insurance premiums and increases in accruals for annual leave.
4. These bonuses will have 20% deferred, to be paid in equal amounts in March 2007, 2008 and 2009 .
5. Other Long Term Employee Benefits include the increase in accrual for long service leave.
6. Paul Isherwood was appointed to the Board on 15 December 2005.
7. ESOP reflects AIFRS adjustments in current year and does not reflect actual benefits received.
8. Please note that comparative figures for 2004 set out in the attached table may not agree to the disclosures in the 2004 Annual Report due to the different disclosure requirements under AASB124 Related Party Disclosures, as opposed to the disclosure requirements under AASB1046 Directors and Specified Executives Disclosures, which is applicable in 2004.

Name	Year	Short-term Employee Benefits				Post Employment Benefits (Super-annuation) $	Other Long-term employee benefits[5] $	Termination Benefits $	Security based Payments				Total $
		Cash Salary $	Short-term cash bonus $	Non-Monetary Benefits $	Other Benefits[3] $				ESOP[7] $	Australand Options $	CapitaLand limited Options $	Other $	
Non-executive directors													
Tham Kui Seng (Chairman)	2005	142,000	-	-	-	-	-	-	-	-	-	-	142,000
	2004	142,000	-	-	-	-	-	-	-	-	-	-	142,000
Jim Service (Deputy Chairman)	2005	162,000	-	-	-	-	-	-	-	1,602	22,321	-	185,923
	2004	162,000	-	-	-	-	-	-	-	3,871	17,408	-	183,279
Bill Beerworth	2005	151,810	-	-	-	-	-	-	-	1,602	12,526	-	165,938
	2004	137,750	-	-	-	-	-	-	-	3,871	10,445	-	152,066
Winston Choo	2005	80,000	-	-	-	-	-	-	-	1,602	12,526	-	94,128
	2004	75,000	-	-	-	-	-	-	-	3,871	10,445	-	89,316
Ian Hutchinson	2005	137,590	-	-	-	12,383	-	-	-	1,602	12,526	-	164,101
	2004	138,750	-	-	-	12,488	-	-	-	3,871	10,445	-	165,554
Paul Isherwood[6]	2005	-	-	-	-	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-	-	-	-	-
Kee Teck Koon	2005	65,000	-	-	-	-	-	-	-	-	-	-	65,000
	2004	49,985	-	-	-	-	-	-	-	-	-	-	49,985
Lui Chong Chee	2005	86,000	-	-	-	-	-	-	-	-	-	-	86,000
	2004	82,250	-	-	-	-	-	-	-	-	-	-	82,250
Sub total Non-executive directors	2005	824,400	-	-	-	12,383	-	-	-	6,408	59,899	-	903,090
	2004	787,735	-	-	-	12,488	-	-	-	15,484	48,743	-	864,450
Executive director													
Brendan Crotty (Managing Director)	2005	754,142	646,864[4]	-	7,903	100,573	26,847	-	-	12,813	44,643	99,000	1,692,785
	2004	723,983	500,000[2]	-	19,281	97,858	28,401	-	-	30,967	34,816	58,000	1,493,306
Other key management personnel													
Peter Burke	2005	538,000	400,000[4]	-	7,526	48,440	13,713	-	70,588	2,627	27,219	-	1,108,113
	2004	435,022	350,000[2]	-	30,157	39,152	22,669	-	8,454	6,348	16,555	-	908,357
John Thomas	2005	508,184	300,000[4]	-	20,609	11,862	9,256	-	56,470	-	27,219	-	933,600
	2004	488,706	200,000[2]	-	2,996	11,294	8,454	-	12,506	0	20,890	-	744,846
David Craig	2005	477,064	225,000[4]	-	-	42,936	8,336	-	56,470	-	27,219	-	837,025
	2004	458,716	200,000[2]	-	8,918	41,284	7,657	-	4,403	0	15,689	-	736,667
Totals for each component	2005	3,101,790	1,571,864	-	36,038	216,194	58,152	-	183,528	21,848	186,199	99,000	5,474,613
	2004	2,894,162	1,250,000	-	61,352	202,076	67,181	-	25,363	52,799	136,693	58,000	4,747,626
Totals by category	2005	4,709,692				216,194	58,152	-	490,575				5,474,613
	2004	4,205,514				202,076	67,181	-	272,855				4,747,626

Others in the category of five highest paid executives but who are not other key management personnel													
Phil Beale	2005	479,252	150,000	-	-	40,748	9,807	-	56,470	4,004	27,219	-	767,500
	2004	460,018	175,000	-	-	39,982	12,351	-	11,375	9,677	20,023	-	728,426
Ross Hennessy[1]	2005	288,184	475,454	-	22,167	11,862	6,394	-	26,445	2,402	8,431	-	841,339
	2004	260,210	140,013	-	6,742	11,294	4,786	-	2,844	5,806	5,326	-	437,021

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

The time of Messrs Tham, Kee and Lui was made available by CapitaLand Limited. None of these directors were personally paid any director's fees but these amounts above were paid to CapitaLand Limited in respect of these services.

The time of Mr J G Service was made available by J G Service Pty Limited. Mr Service is not personally paid any director's fees. The amounts paid to J G Service Pty Limited, in respect of those services, are included in the above figures.

The time of Mr W J Beerworth was made available by Beerworth and Partners Limited. Mr Beerworth is not personally paid any director's fees. The amounts paid to Beerworth and Partners Limited, in respect of those services, are included in the above figures.

3. SERVICE AGREEMENTS

The Managing Director and other key management personnel of the Parent Entity and Australand have letters of appointment which provide for the provision of performance related cash bonuses, participation, when eligible, in the Australand Employee Securities Ownership Plan, and other benefits. The major provisions of the respective letters of appointment are set out below:

Mr Brendan Crotty, Managing Director

- Base salary, inclusive of superannuation, of $950,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 100% of fixed remuneration). 20% of the short-term bonus payment each year is deferred and paid in equal amounts over the following three years
- Long term incentive - payment on retirement of an amount equal to the aggregate incremental value of 200,000 stapled securities allotted annually from 2003 until retirement, including the aggregate value of dividends/distributions payable, had such securities been allotted annually at the time of allotment of securities under the Australand ESOP. The number of securities will be pro-rated in the year of retirement.
- Termination benefits - three months' notice or payment in lieu of notice plus a severance payment equivalent to six months' salary.

Mr Peter Burke, Executive General Manager, Residential

- Base salary, inclusive of superannuation, of $650,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short-term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 125,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one months' notice or payment in lieu of notice.

Mr John Thomas, Executive General Manager, Commercial and Industrial

- Base salary, inclusive of superannuation, of $625,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short-term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 100,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one months' notice or payment in lieu of notice plus a payment of $175,000.

Mr David Craig, Chief Financial Officer

- Base salary, inclusive of superannuation, of $600,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short-term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 100,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one months' notice or payment in lieu of notice plus a severance payment of four months' salary plus an additional months' salary for each year of service from 1 January 2005 to a maximum of six month's salary.

4. SECURITY BASED COMPENSATION

4.1 AUSTRALAND OPTIONS

Options outstanding as at the date of this report are as follows:

No. of options as at 1 Jan 05	No. of options exercised during year	No. of options lapsed during year	No. of options as at 31 Dec 05	No. of options exercised since 31 Dec 05	No. of options lapsed since 31 Dec 05	No. of options as at date of this report	Exercise price [1]	Expiry date
2,395,000	245,100	294,250	1,855,650	33,900	-	1,821,750	$1.57	13 Mar 2008 to 13 Mar 2011

1. The exercise price was amended from $1.61 to $1.58 as a result of the $225 million capital raising in December 2003 and amended further to $1.57 as a result of the $164 million capital raising in June 2004.

Under the terms of the Option Scheme, all options that are not exercised lapse on their expiry date, being five years after their vesting date. Options will also lapse on termination of the option holder's employment (excluding death of the holder) or on the holder being declared bankrupt.

Option holders have no right to participate in any issue of new stapled securities by Australand. If there is any variation in Australand stapled securities such as by way of a capital raising, reduction, sub division or consolidation, then the number of stapled securities, which may be acquired on the exercise of any option, and the exercise price will be adjusted as appropriate.

No amounts are unpaid on any of the stapled securities issued as a result of the exercise of these options.

Valuation

The value of Australand options shown in the table of compensation for directors and key management personnel set out above has been based on valuations obtained from a Black Scholes option pricing model. The key inputs to the model were:

- strike price - $1.57;
- volatility - 23%;
- risk free interest rate - 6%;
- dividend/distribution yield - 7.5%;
- grant date - March 2002;
- vesting periods - options vested 25% per annum from March 2003; and
- vesting conditions - options only vest if the director/employee is employed at the relevant vesting date.

The value of each tranche of options has been separately calculated and as at 31 December 2005 has been recognised as follows:

- tranche vesting March 2003 - 100%;
- tranche vesting March 2004 - 100%;
- tranche vesting March 2005 - 100%; and
- tranche vesting March 2006 - 75%.

The remaining value of the options will amortise over the period to 31 March 2006.

Options held

The number of options over Australand stapled securities held by each director, other key management personnel and other executives are set out below:

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Directors

Name	Balance at start of year	Vested at start of year	Vested during year	Exercised during year	Date Exercised	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-	-
Jim Service	37,500	12,500	12,500	25,000	22 Sep 05	12,500	-
Bill Beerworth	50,000	25,000	12,500	-	-	50,000	37,500
Brendan Crotty	400,000	200,000	100,000	-	-	400,000	300,000
Winston Choo	50,000	25,000	12,500	-	-	50,000	37,500
Ian Hutchinson	37,500	12,500	12,500	-	-	37,500	25,000
Paul Isherwood	-	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-	-

Other key management personnel

Name	Balance at start of year	Vested at start of year	Vested during year	Exercised during year	Date Exercised	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	41,000	20,500	20,500	23 Nov 05	61,500	41,000
John Thomas	-	-	-	-	-	-	-
David Craig	-	-	-	-	-	-	-

Other executives included in the category of five highest paid but who are not other key management personnel

Name	Balance at start of year	Vested at start of year	Vested during year	Exercised during year	Date Exercised	Balance at end of year	Vested and exercisable at end of year
Phil Beale	125,000	62,500	31,250	-	-	125,000	93,750
Ross Hennessy	75,000	37,500	18,750	-	-	75,000	56,250

Stapled securities issued on exercise of options

Details of Australand stapled securities issued as a result of the exercise of options during the year by any director or other key management personnel are set out below:

Directors

Name	Date of exercise of options	Number of stapled securities issued on the exercise of options during year	Amount paid per stapled security
Jim Service	22 Sep 05	25,000	$1.57

Other key management personnel

Name	Date of exercise of options	Number of stapled securities issued on the exercise of options during year	Amount paid per stapled security
Peter Burke	23 Nov 05	20,500	$1.57

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

4.2 CAPITALAND OPTIONS

CapitaLand Limited has advised that commencing 1 January 2006, CapitaLand Limited options will no longer be issued to Australand directors, other key management personnel or other executives. References to options over CapitaLand Limited shares in this report relate to CapitaLand Limited options granted to Australand directors and executives in their capacity as directors and executives of Australand. There were 2,304,150 options outstanding at the end of the period. The weighted average share price during the year was $2.78 (2004: $1.78). The weighted average remaining contractual life of share options outstanding at the end of the period was 6.7 years.

The options that have been issued in prior years may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plan rules as follows:

Vesting schedule	% of shares over which an option is exercisable
On or before the 1st anniversary of the date of grant	-
On or after the 1st but before the 2nd anniversary of the date of grant	25
On or after the 2nd but before the 3rd anniversary of the date of grant	50
On or after the 3rd but before the 4th anniversary of the date of grant	75
On or after the 4th anniversary of the date of grant but:	100

a) in the case of an option granted to a Group Executive or a Parent Group Executive, before the 10th anniversary of the date of grant; and

b) in the case of an option granted to a Non-Executive Director or an Associated Company Executive, before the 5th anniversary of the date of grant.

Details of the various allocations of CapitaLand Limited options are as follows:

Allocation	Grant date	Exercise period	Vesting schedule 2	Exercise price 1
2000 1st allocation	24 Nov 00	5 Aug 01 – 3 Aug 05	25% per year	S$2.06
2000 2nd allocation	24 Nov 00	5 Aug 01 – 3 Aug 10	25% per year	S$1.88
2001	18 Jun 01	19 Jun 02 – 16 Jun 11	25% per year	S$1.85
2002 allocation	10 May 02	11 May 03 – 10 May 12	25% per year	S$1.19
2003 1st allocation	28 Feb 03	1 Mar 04 – 28 Feb 13	25% per year	S$1.00
2003 2nd allocation	29 Aug 03	30 Aug 04 – 29 Aug 13	25% per year	S$1.00
2004	27 Feb 04	28 Feb 05 – 27 Feb 14	25% per year	S$1.20
2005 1st allocation	25 Feb 05	26 Feb 06 – 25 Feb 15	25% per year	S$2.45
2005 2nd allocation	26 Aug 05	27 Aug 06 – 26 Aug 15	25% per year	S$2.88

1. Adjustments to unexercised share options were made to compensate for the changes in value of the options arising from CapitaLand Limited's capital reduction and distribution in specie of units in CapitaCommercial Trust to existing shareholders during 2004. Where the exercise price could not be fully adjusted due to the constraint of the par value of S$1.00, additional share options were granted.
2. The vesting schedule for directors is 50% per year from 2003 onwards

The value of CapitaLand Limited options shown in the table of compensation for directors, other key management personnel and other executives set out above has been based on valuations obtained from a Black Scholes option pricing model. The key inputs to the model were:

- strike prices - as set out above;
- volatility – 27.6%;
- risk free interest rate – 3.14%;
- dividend yield – 2.67%;
- grant date - as set out above;
- vesting periods - as set out above; and
- vesting conditions - options only vest if the director/employee is employed at the relevant vesting date.

The value of each tranche of options has been separately calculated and as at 31 December 2005 has been recognised as follows:

- tranche vesting 2001 - 100%;
- tranche vesting 2002 - 100%;
- tranche vesting 2003 - 100%;
- tranche vesting 2004 - 100%; and
- tranche vesting 2005 - 100%.

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Options held

The number of options over CapitaLand Limited shares held by each director, other key management personnel and other executives is set out below:

Directors

Name	Grant date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Tham Kui Seng 1	-	-	-	-		-		-
Jim Service 2	18 Jun 01	50,000	-	37,500	12,500	12,500	25%	12,500
	10 May 02	50,000	-	37,500	12,500	12,500	25%	-
	28 Feb 03	66,000	-	55,400	33,000	10,600	50%	10,600
	27 Feb 04	50,000	-	-	25,000	50,000	50%	25,000
	25 Feb 05	-	40,000	-	-	40,000	50%	-
Brendan Crotty	24 Nov 00	42,000	-	-	-	42,000	25%	42,000
	18 Jun 01	100,000	-	-	25,000	100,000	25%	100,000
	10 May 02	100,000	-	-	25,000	100,000	25%	75,000
	28 Feb 03	126,000	-	-	31,500	126,000	25%	63,000
	27 Feb 04	100,000	-	-	25,000	100,000	25%	25,000
	25 Feb 05	-	80,000	-	-	80,000	25%	-
Bill Beerworth	18 Jun 01	30,000	-	-	7,500	30,000	25%	30,000
	10 May 02	30,000	-	-	7,500	30,000	25%	22,500
	28 Feb 03	39,600	-	-	19,800	39,600	50%	39,600
	27 Feb 04	30,000	-	-	15,000	30,000	50%	15,000
	25 Feb 05	-	20,000	-	-	20,000	50%	-
Winston Choo	24 Nov 00	60,000	-	60,000	-	-	25%	-
	18 Jun 01	30,000	-	30,000	7,500	-	25%	-
	10 May 02	30,000	-	22,500	7,500	7,500	25%	-
	28 Feb 03	39,600	-	39,600	19,800	-	50%	-
	27 Feb 04	30,000	-	15,000	15,000	15,000	50%	-
	25 Feb 05	-	20,000	-	-	20,000	50%	-
Ian Hutchinson	10 May 02	30,000	-	-	7,500	30,000	25%	22,500
	28 Feb 03	39,600	-	-	19,800	39,600	50%	39,600
	27 Feb 04	30,000	-	-	15,000	30,000	50%	15,000
	25 Feb 05	-	20,000	-	-	20,000	50%	-
Paul Isherwood	-	-	-	-	-	-	-	-
Kee Teck Koon 1	-	-	-	-	-	-	-	-
Lui Chong Chee 1	-	-	-	-	-	-	-	-

1. These directors hold CapitaLand Limited options in their capacity as an executive of CapitaLand and not in their capacity as a director of Australand.
2. Mr. Service holds additional CapitaLand Limited options but not in his capacity as a director of Australand.

Key management personnel

Name	Grant date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Peter Burke	24 Nov 00	20,000	-	20,000	-	-	25%	-
	18 Jun 01	25,000	-	25,000	6,250	-	25%	-
	10 May 02	10,000	-	7,500	2,500	2,500	25%	-
	28 Feb 03	12,600	-	6,300	3,150	6,300	25%	-
	27 Feb 04	60,000	-	15,000	15,000	45,000	25%	-
	25 Feb 05	-	50,000	-	-	50,000	25%	-
John Thomas	28 Feb 03	64,800	-	-	16,200	64,800	25%	32,400
	27 Feb 04	60,000	-	-	15,000	60,000	25%	15,000
	25 Feb 05	-	50,000	-	-	50,000	25%	-
David Craig	27 Feb 04	60,000	-	-	15,000	60,000	25%	15,000
	25 Feb 05	-	50,000	-	-	50,000	25%	-

Other executives included in the category of five highest paid but who are not other key management personnel

Name	Grant date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Phil Beale	24 Nov 00	30,000	-	-	-	30,000	25%	30,000
	18 Jun 01	50,000	-	-	12,500	50,000	25%	50,000
	10 May 02	50,000	-	-	12,500	50,000	25%	37,500
	28 Feb 03	63,000	-	-	15,750	63,000	25%	31,500
	27 Feb 04	60,000	-	-	15,000	60,000	25%	15,000
	25 Feb 05	-	50,000	-	-	50,000	25%	-
Ross Hennessy	28 Feb 03	16,200	-	-	4,050	16,200	25%	8,100
	27 Feb 04	15,000	-	-	3,750	15,000	25%	3,750
	25 Feb 05	-	20,000	-	-	20,000	25%	-

Shares issued on exercise of options

Details of CapitaLand Limited shares issued as a result of the exercise of options during the year by any director or other key management personnel are set out below:

Directors

Name	Date of exercise of options	Number of shares issued on the exercise of options	Amount paid per share S$
Jim Service	10 Aug 05	37,500	2.02
	10 Mar 05	25,000	1.32
	10 Aug 05	12,500	1.32
	10 Mar 05	33,000	1.00
	10 Aug 05	22,400	1.00
Winston Choo	24 Nov 00	60,000	2.06
	27 Apr 05	22,500	2.02
	21 Sep 05	7,500	2.02
	8 Sep 04	15,000	1.32
	21 Sep 05	7,500	1.32
	8 Sep 04	19,800	1.00
	21 Sep 05	19,800	1.00
	21 Sep 05	15,000	1.33

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Other key management personnel

Name	Date of exercise of options	Number of shares issued on the exercise of options	Amount paid per share S$
Peter Burke	12 Aug 05	20,000	1.88
	13 Oct 05	25,000	1.85
	24 Jun 05	7,500	1.19
	16 May 05	6,300	1.00
	19 Jul 05	15,000	1.14

No other executives included in the category of five highest paid executives but who are not other key management personnel exercised any options during the year.

4.3 AUSTRALAND EMPLOYEE SECURITIES OWNERSHIP PLAN

No directors, including the Managing Director, participate in the Australand Employee Securities Ownership Plan (ESOP).

Details of Australand stapled securities issued under the Australand ESOP and the related loan balances are set out below:

2005 Offer: issued 24 March 2005 at a strike price of $1.80 per stapled security

2004 Offer: issued 21 June 2004 at a price of $1.63 per stapled security

2003 Offer: issued 31 December 2003 at a price of $1.61 per stapled security

Other key management personnel

Name	Number of stapled securities issued in Dec 03	Number of stapled securities issued in Jun 04	Number of stapled securities issued in Mar 05	Number of stapled securities disposed of during year	Balance stapled securities held at end of year	Value of stapled securities issued $	Loan balance at start of year $	Loan repayments during year $	Movement in loan balance during year $	Balance of loan at end of year $
Peter Burke	50,000	100,000	125,000	-	275,000	468,500	232,983	25,838	225,000	432,145
John Thomas	100,000	100,000	100,000	-	300,000	504,000	308,166	29,250	180,000	458,916
David Craig	-	100,000	100,000	-	200,000	343,000	157,800	18,525	180,000	319,275

Other executives included in the category of five highest paid but who are not other key management personnel

Name	Number of stapled securities issued in Dec 03	Number of stapled securities issued in Jun 04	Number of stapled securities issued in Mar 05	Number of stapled securities disposed of during year	Balance stapled securities held at end of year	Value of stapled securities issued $	Loan balance at start of year $	Loan repayments during year $	Movement in loan balance during year $	Balance of loan at end of year $
Phil Beale	100,000	100,000	100,000	200,000	100,000	180,000	150,366	158,166	180,000	172,200
Ross Hennessy	50,000	50,000	50,000	-	150,000	252,000	154,083	14,625	90,000	229,458

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

4.4 SECURITY HOLDERS

The number of Australand stapled securities held during the financial year by each director, other key management personnel and other executives is set out below:

Directors

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	25,000	-	225,000
Bill Beerworth	3,876	-	-	3,876
Brendan Crotty	815,243	-	28,864	844,107
Winston Choo	-	-	-	-
Ian Hutchinson	54,415	-	2,761	57,176
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	150,000	20,500	125,000	295,500
John Thomas	200,000	-	100,000	300,000
David Craig	249,818	-	150,182	400,000

Other executives included in the category of five highest paid executives but who are not other key management personnel

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Phil Beale	100,000	-	-	100,000
Ross Hennessy	100,000	-	50,000	150,000

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

5. ADDITIONAL INFORMATION (UNAUDITED)

5.1 LOANS TO DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

There were no loans made to any director or other key management personnel during the year nor were there any loans outstanding as at year end.

5.2 INSURANCE OF OFFICERS

Australand has paid premiums with respect to a contract insuring the directors, secretaries and executive officers against liabilities incurred while acting as officers. The insurance contract prohibits the disclosure of the amount of the premium paid in respect of the contract. No part of the premium has been included in the details of compensation for specified directors or other key management personnel above. Information relating to the insurance contracts is set out in the Directors' Report on page 139.

5.3 PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION: RELATIONSHIP BETWEEN REMUNERATION AND GROUP PERFORMANCE

The overall level of executive compensation takes into account the performance of the Group over the past year and comparison to the previous year's performance. Over the past five years, the Group's profit after tax attributable to stapled security holders of Australand has grown at an average rate of 23% p.a., and total security holder return has grown at an average rate of 22% p.a. During the same period, average top five executive remuneration has grown approximately 11% p.a.

5.4 DETAILS OF REMUNERATION: CASH BONUSES AND AUSTRALAND OPTIONS

For each cash bonus and grant of options included in the table on page 146, the percentage of that available bonus that was paid or options that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria are set out below:

	Cash bonus		Australand Options				
Name	Paid %	Forfeited %	Year Granted	Vested %	Financial Year in which options will vest	Minimum total of grant yet to vest	Maximum total value of grant yet to vest
Brendan Crotty	75.7	24.3	2002	75	2006	100,000	157,000
Peter Burke	98.8	1.2	2002	75	2006	20,500	32,185
John Thomas	85.5	14.5	-	-	-	-	-
David Craig	64.1	35.9	-	-	-	-	-

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

5.5 SECURITY BASED COMPENSATION: AUSTRALAND OPTIONS

Further details relating to options are set out below:

Name	A Remuneration consisting of options %	B Value at grant date $	C Value at exercise date $	D Value at lapse date $	E Total of columns B-D $
Tham Kui Seng	-	-	-	-	-
Jim Service	0.9	-	9,750	-	9,750
Bill Beerworth	1.0	-	-	-	-
Brendan Crotty	0.8	-	-	-	-
Winston Choo	1.7	-	-	-	-
Ian Hutchinson	1.0	-	-	-	-
Paul Isherwood	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-
Peter Burke	0.2	-	9,430	-	9,430
John Thomas	-	-	-	-	-
David Craig	-	-	-	-	-

A = the percentage of the value of remuneration consisting of options, based on the value at grant date set out in column B.

B = the value at grant date calculated in accordance with AASB 2 *Share based Payments* of options granted during the year as part of remuneration.

C = the value at exercise date of options that were granted as part of remuneration and were exercised during the year.

D = the value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

Dated at Sydney this 23 day of February 2006.

Signed in accordance with a resolution of the directors.

Tham Kui Seng
Chairman

Brendan Patrick Crotty
Managing Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the audit of Australand Property Trust No.5 for the period ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Australand Property Trust No.5 and the entities it controlled during the period.

Matthew Lunn
Partner
PricewaterhouseCoopers

Sydney
23 February 2006

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

INCOME STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

		Consolidated		The Trust	
	Notes	31 Dec 2005[1] $'000	30 Jun 2005[1] $'000	31 Dec 2005[1] $'000	30 Jun 2005[1] $'000
Rental income		6,007	8,750	-	-
Recoverable outgoings		358	1,081	-	-
Interest		82	233	82	233
Distributions from controlled entities		-	-	5,795	8,396
Total revenue		6,447	10,064	5,877	8,629
Rates, taxes and other property outgoings		568	1,432	-	-
Borrowing costs	2	2,544	4,104	2,544	4,104
Performance management fee		2,475	-	2,475	-
Other expenses		159	362	157	359
Total expenses		5,746	5,898	5,176	4,463
		701	4,166	701	4,166
Net gains from fair value adjustments on investment property		2,103	9,936	-	9,936
Net profit		2,804	14,102	701	14,102
Basic earnings per unit	24	**0.33 cents**	19.87 cents		
Diluted earnings per unit	24	**0.32 cents**	19.87 cents		

The above income statements should be read in conjunction with the accompanying notes.

[1] By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.5 ("**APT5**") to 31 December and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period from 1 July 2004 to 30 June 2005.

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

BALANCE SHEETS
AS AT 31 DECEMBER 2005

		Consolidated		The Trust	
	Note	31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
Current assets					
Cash and cash equivalents	19	704	4,003	514	3,817
Receivables	4	1,083	418	22,718	13,834
Other assets	8	69	47	57	47
Total current assets		1,856	4,468	23,289	17,698
Non-current assets					
Investment properties	5	136,396	127,495	-	-
Investment properties under construction	6	1,041	-	-	-
Other financial assets	7	-	-	102,919	102,919
Other assets	8	-	437	-	437
Total non-current assets		137,437	127,932	102,919	103,356
Total assets		139,293	132,400	126,208	121,054
Current liabilities					
Payables	9	1,194	3,662	390	2,438
Provisions	10	701	1,189	701	1,189
Interest bearing liabilities	11	75,140	5,001	75,088	5,001
Total current liabilities		77,035	9,852	76,179	8,628
Non-current liabilities					
Interest bearing liabilities	11	-	62,426	-	62,426
Other liabilities	12	190	186	-	-
Total non-current liabilities		190	62,612	-	62,426
Total liabilities		77,225	72,464	76,179	71,054
Net assets		62,068	59,936	50,029	50,000
Equity					
Contributed equity	13	60,890	50,000	60,890	50,000
Reserves	14	(1,919)	-	(10,861)	-
Undistributed income	15	3,097	9,936	-	-
Total equity		62,068	59,936	50,029	50,000

The above balance sheets should be read in conjunction with the accompanying notes.

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Consolidated		The Trust	
	31 Dec 2005 [1]	30 Jun 2005 [1]	31 Dec 2005 [1]	30 Jun 2005 [1]
	$'000	$'000	$'000	$'000
Total equity at the beginning of the financial year	59,936	50,000	50,000	50,000
Profit for the financial year	2,804	14,102	701	4,166
Transactions with equity holders:				
Contributions of equity, net of transaction costs	55,890	-	55,890	-
Dividends provided for or paid (note 10)	(701)	(4,166)	(701)	(4,166)
Redemption of unitholders' equity	(45,000)	-	(45,000)	-
Redemption of unitholders' undistributed income	(8,942)	-	-	-
Capital Redemption Reserve	(1,919)	-	(10,861)	-
	(672)	(4,166)	(672)	(4,166)
Total equity at the end of the financial year	62,068	59,936	50,029	50,000

The above statements of changes in equity should be read in conjunction with the accompanying notes.

[1] By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.5 ("**APT5**") to 31 December and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

CASH FLOWS STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated		The Trust	
		31 Dec 2005[1]	30 Jun 2005[1]	31 Dec 2005[1]	30 Jun 2005[1]
		$'000	$'000	$'000	$'000
Cash Flows from Operating Activities					
Receipts from customers		6,270	10,215	-	-
Payments to suppliers		(1,801)	(910)	(327)	(134)
Interest received		82	215	82	215
Borrowing costs paid		(2,518)	(3,776)	(2,518)	(3,776)
Distributions from controlled entities		-	-	5,795	8,396
Performance management fees		(2,475)	-	(2,475)	-
Net cash (outflow)/inflow from operating activities	19	(442)	5,744	557	4,701
Cash Flows from Investing Activities					
Payments for investment properties		(7,839)	(31,282)	-	-
Payments for investments in controlled entities		-	-	-	(50,024)
Net cash (outflow) from investing activities		(7,839)	(31,282)	-	(50,024)
Cash Flows from Financing Activities					
Proceeds from issue of units		55,959	-	55,959	-
Redemption of units from non-APT investors		(55,959)	-	(55,959)	-
Payments for establishment costs		-	(54)	-	(54)
Proceeds from borrowings		-	33,088	-	33,088
Repayment of borrowings		(67,427)	-	(67,427)	-
Loans from/(to) related parties		73,598	(1,725)	64,756	17,874
Distributions paid		(1,189)	(3,702)	(1,189)	(3,702)
Net cash inflow from financing activities		4,982	27,607	(3,860)	47,206
Net (decrease)/increase in cash and cash equivalents held		(3,299)	2,069	(3,303)	1,883
Cash and cash equivalents at the beginning of the financial year		4,003	1,934	3,817	1,934
Cash and cash equivalents at the end of the financial year	19	704	4,003	514	3,817

The above cash flow statements should be read in conjunction with the accompanying notes.

[1] By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.5 ("**APT5**") TO 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period from 1 July 2004 to 30 June 2005.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Australand Property Trust No. 5 as an individual entity and the consolidated entity consisting of Australand Property Trust No. 5 and its controlled entities as defined in Note 1(b).

a) Basis of Preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001.*

Compliance with AIFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Australand Property Trust No. 5 comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure* and *AASB 124 Related Party Disclosures.*

Application of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Australand Property Trust No.5 financial statements to be prepared in accordance with AIFRS. AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Australand Property Trust No.5 until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Australand Property Trust No.5 31 December 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 31 December 2005 were restated to reflect these adjustments. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the consolidated entity's equity and its net income are given in note 25.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity's accounting policies.

Going Concern

There is a current asset deficiency at 31 December 2005 of $75,179,000. This is due to at call interest bearing liabilities of $75,140,000 owing to a related entity, Australand Holdings Limited ("AHL"). The Board of AHL has provided a letter of support to the Board of Australand Investments Limited that they will not call upon the loan until such time when APT 5 is in a position to be able to repay these loans.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) **Principles of Consolidation**

The consolidated financial statements incorporate the assets and liabilities of all controlled entities and controlled entities of Australand Property Trust No. 5 as at 31 December 2005 and the results of all controlled entities and controlled entities for the period then ended.

Controlled entities are all those entities (including special purpose entities) over which the Trust has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Trust controls another entity.

Controlled entities are fully consolidated from the date on which control is transferred to the Trust. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Trust.

c) **Revenue Recognition**

Rental Income

Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rental income relating to straight lining is included as a component of the net gain from fair value adjustments on investment property. An asset is recognised to represent the portion of operating lease income in a reporting period relating to fixed increases in operating lease rentals in future periods. Such assets are recognised as a component of the carrying amount of investment properties in the balance sheet.

d) **Investment Properties**

Investment properties comprise investment interests in land and buildings held for long term rental yields. Investment properties are carried at fair value, representing open market value determined annually by external valuers, with 50% of properties valued in the first half of each year and the balance in the second half.

The carrying amount of investment properties recorded in the balance sheet includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods. Changes in fair values are recorded in the income statement as part of other income.

Investment properties under development

Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's completion value.

e) **Cash and Cash Equivalents**

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Trade Receivables

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

g) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given (including business combinations), shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the consolidated entities share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than fair value of net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

h) Impairments of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

i) Trade and Other Creditors

Trade and other creditors represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

j) Provisions

Provisions are recognised when the consolidated entity has a present legal or constructive obligation as a result of past events; it is more likely than not an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

k) Lease Incentives

Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including, up front cash payments, rent free periods, or a contribution to certain lessee costs such as fit out or relocation costs. As these incentives are repaid out of future lease payments, they are recognised as an asset in the consolidated balance sheet as a component of the carrying amount of investment properties and amortised over the lease period

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Borrowings and Borrowing Costs

Borrowings are initially recognised at fair value net of transaction costs incurred. Any difference between proceeds (net of transaction costs) and redemption is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the consolidated entity has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowing costs incurred for construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for intended use or sale. Other borrowing costs are expensed.

m) Taxation

Under current income tax legislation, the Trust and the consolidated entity are not liable for income tax, provided that the taxable income is fully distributed each year including any taxable capital gain derived from the sale of an asset.

n) Earnings per unit

(i) Basic earnings per unit

Basic earnings per unit is determined by dividing the net profit attributable to Australand Property Trust No.5 unit holders, excluding any costs of servicing equity other than ordinary units, by the weighted average number of units outstanding during the year, adjusted for bonus elements in units, if any, issued during the year.

(ii) Diluted earnings per unit

Diluted earnings per unit adjusts the figures used in the determination of basic earnings per unit by taking into account the effect of interest and other financing costs associated with dilutive potential ordinary units and the weighted average number of units assumed to have been issued for no consideration in relation to the dilutive potential ordinary units.

o) Interest Income

Interest income is recognised under the effective interest rate method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

p) New Accounting Standards and UIG Interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 31 December 2005 reporting periods. The Trust's assessment of the impact of these new standards and interpretations is set out below for those standards that may affect the Trust in future reporting periods:

(i) UIG 4 Determining whether an Asset Contains a Lease
UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Trust has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2006 financial statements and the UIG 4 transition provisions. The Trust will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 January 2006. Implementation of UIG 4 is not expected to change the accounting for any the Trust 's current arrangements.

(ii) AASB 2005-9 Amendments to Australian Accounting Standards (AASB 4, AASB 1023, AASB 139 & AASB 132)
AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Trust has not elected to adopt the amendments early. It will apply the revised standards in its 31 December 2006 financial statements.

(iii) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Trust has not adopted the standards early. Application of the standards is not expected to affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Trust 's financial instruments.

q) Rounding of Amounts

Australand Property Trust No.5 and the consolidated entities have applied the requirement of Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the Financial Report. Amounts in the Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

r) Change of Financial Year End Date

By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.5 ("**APT5**") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES



NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Consolidated		The Trust	
	31 December 2005	30 June 2005	31 December 2005	30 June 2005
	$'000	$'000	$'000	$'000
2. EXPENSES				
Net profit includes the following specific expenses:				
Finance costs - net:				
Interest paid or payable to other parties	**1,631**	3,938	**1,631**	3,938
Finance charges relating to loan establishment and financing fees	**887**	61	**887**	61
	2,518	3,999	**2,518**	3,999
Amortisation of loan establishment and financing fees	**26**	105	**26**	105
Borrowing costs expensed	**2,544**	4,104	**2,544**	4,104

3. AUDITORS' REMUNERATION	$	$	$	$
During the period, the following amounts were paid to the auditor of the Trust and its related practices:				
Assurance services				
Fees paid or payable to PricewaterhouseCoopers Australian firm:				
Audit of financial reports and other audit work under the *Corporations Act 2001*	**50,000**	45,000	**50,000**	45,000
Other assurance services				
Fees paid or payable to PricewaterhouseCoopers Australian firm:				
Compliance plan audit services	-	10,000	-	10,000
Total auditor's remuneration	**50,000**	55,000	**50,000**	55,000

The consolidated entity employs PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the entity are important and where their independence can clearly be shown to be not compromised. These assignments would be principally tax advice and due diligence.

4. RECEIVABLES	$'000	$'000	$'000	$'000
Current				
Rent debtors	**558**	401	-	-
Amounts owed by related entities	**97**	-	**22,712**	13,825
GST receivable	**428**	17	**6**	9
	1,083	418	**22,718**	13,834

5. INVESTMENT PROPERTIES

Details of the individual properties comprising Investment Properties are set out below. Investment properties are 100% owned.

Description	Completion Date	Independent Valuation Date	Independent Valuation $'000	Book Value 31 Dec 2005 $'000	Book Value 30 Jun 2005 $'000
Wallgrove Road, Eastern Creek, NSW, S.W.A.D.S	5 Mar 2004	30 Jun 2005	25,500	**25,500**	25,500
Transport Avenue, Adelaide Airport, SA, LG	13 Feb 2004	30 Jun 2005	4,425	**4,425**	4,425
45-55 South Centre Road, Tullamarine VIC, GMC	1 Oct 2003	30 Jun 2005	9,770	**9,770**	9,770
63 South Park Drive, Dandenong, VIC, INC	17 May 2004	30 Jun 2005	11,400	**11,400**	11,400
47-59 Boundary Road, Carole Park, QLD, Tyre Marketers	27 May 2004	30 Jun 2005	8,450	**8,450**	8,450
Wallgrove Road, Eastern Creek, NSW, LG	9 Sep 2004	31 Dec 2005	47,000	**47,000**	38,100
Queensport Road, Murarrie, QLD, Laminex	2 Sep 2004	30 Jun 2005	16,500	**16,500**	16,500
1 Viola Place, Brisbane Airport, QLD, Custom Fleet	22 Jul 204	30 Jun 2005	3,150	**3,150**	3,150
22-28 Bam Wine Court, Dandenong South, VIC, BAM Wine Logistics Property	24 Sep 2004	30 Jun 2005	10,200	**10,201**	10,200
			136,395	**136,396**	127,495

The basis of valuation of investment properties is fair value being the amounts for which the properties could be exchanged between willing parties in an arm's length transaction, based on current prices in an active market for similar properties in the same location and condition and subject to similar leases.

In assessing the value of the investment properties, the independent valuers have considered two basis of valuation being:

1. *discounted cash flow; and*
2. capitalisation approach

In the opinion of directors, there are no material changes since the date of the valuations to affect significantly the carrying values of properties. *All investment properties are owned 100% by the consolidated entity.*

Reconciliation of the carrying amounts of investment properties at the beginning and end of the financial period are set out below:

	Consolidated		The Trust	
	31 Dec 2005 $'000	*30 Jun 2005* $'000	**31 Dec 2005 $'000**	**30 Jun 2005 $'000**
Carrying amount at the beginning of the year	**127,495**	54,291	-	-
Additions at cost	**6,798**	9,744	-	-
Transfer from investment properties under construction	**-**	53,524	-	-
Net gains from fair value adjustments	**2,103**	9,936	-	-
Carrying amount at the end of the year	**136,396**	127,495	-	-

(a) Non-current assets pledged as security

Refer to note 11 for information on non-current assets pledged as security by the parent entity or its controlled entities.

5. INVESTMENT PROPERTIES (Continued)

(b) **Amounts recognised in profit and loss for investment property**

	Consolidated		The Trust	
	31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
Rental Income	**6,365**	9,831	-	-
Direct operating expense from property that generated rental income	**568**	1,432	-	-
	5,797	8,399	-	-

(c) **Leasing arrangements**

The investment properties are leased to tenants under long term operating leases with rentals payable monthly. Minimum lease payments receivable on leases of investment properties are as follows:

Minimum-lease payment under non-cancellable operating leases of investment properties not recognised in the financial statements are receivable as follows:

	31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
Within one year	**11,091**	10,740	-	-
Later than one year but not later than 5 years	**48,486**	47,681	-	-
Later than 5 years	**43,302**	49,731	-	-
	102,879	108,152	-	-

6. INVESTMENT PROPERTIES UNDER CONSTRUCTION

Non-current

Reconciliation of the carrying amounts of development properties at the beginning and end of the financial period are set out below:

	31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
Transport Avenue, Adelaide Airport	**1,041**	-	-	-
Reconciliation:				
Carrying amount at the beginning of the year	-	31,775	-	-
Additions	**1,041**	21,749	-	-
Transfer to investment properties	-	(53,524)	-	-
Carrying amount at the end of the year	**1,041**	-	-	-

7. OTHER FINANCIAL ASSETS

Non-current

Set out below are the material controlled entities to which these consolidated financial statements relate. The beneficial interest in all controlled entities is 100%. Australand Property Trust No.5 and its controlled entities were incorporated in Australia.

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
Investments in controlled entities	-	-	102,919	102,919

Particulars in relation to material controlled entities

	Equity Holding	
	31 Dec 2005	30 Jun 2005
	%	%
Controlled entities		
AWPT 5 Holdings No. 8 Pty Limited as trustee for APT 5 Intermediate Trust	100	100
AWPT 5 Construction Finance Pty Limited	100	100
AWPT 5 Post Construction Finance Pty Limited	100	100
Australand Industrial (Queensport) Pty Limited as trustee for Eastern Creek Investment Trust No. 1	100	100
AWPT 5 Holdings No. 7 Pty Limited as trustee for Eastern Creek Investment Trust No. 2	100	100
Controlled entities of APT5 Intermediate Trust		
Australand Industrial (Queensport) Pty Limited as trustee for Queensport Road Unit Trust	100	100
AWPT 5 Holdings No. 1 Pty Limited as trustee for APT 5 Holding Trust No. 1	100	100
AWPT 5 Holdings No. 2 Pty Limited as trustee for APT 5 Holding Trust No. 2	100	100
AWPT 5 Holdings No. 3 Pty Limited as trustee for APT 5 Holding Trust No. 3	100	100
AWPT 5 Holdings No. 4 Pty Limited as trustee for APT 5 Holding Trust No. 4	100	100
AWPT 5 Holdings No. 5 Pty Limited as trustee for APT 5 Holding Trust No. 5	100	100
AWPT 5 Holdings No. 6 Pty Limited as trustee for APT 5 Holding Trust No. 6	100	100

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
8. OTHER ASSETS				
Current				
Prepayments	**69**	47	**57**	47
Non-current				
Loan establishment costs	-	606	-	606
Less: Accumulated amortisation	-	(169)	-	(169)
	-	437	-	437
9. PAYABLES				
Current				
Accrued stamp duties, legal fees and others	**898**	1,498	**390**	553
Amounts owing to Australand Holdings Limited	-	1,754	-	1,754
Amounts owing to Australand Property Trust	-	131	-	131
GST Payable	**296**	279	-	-
	1,194	3,662	**390**	2,438
10. PROVISIONS				
Current				
Distribution payable	**701**	1,189	**701**	1,189
11. INTEREST BEARING LIABILITIES				
Current				
Amounts owing to Australand Holdings Limited	**75,140**	-	**75,088**	-
Bank loans - secured	-	5,001	-	5,001
	75,140	5,001	**75,088**	5,001
Non-current				
Bank loans - secured	-	62,426	-	62,426
Financing arrangements				
The consolidated entity has access to the following lines of credit:				
Loan facility	-	73,371	-	73,371
Facilities utilised at balance date: Loan facility	-	67,427	-	67,427
Facilities not utilised at balance date: Loan facility	-	5,944	-	5,944

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

11. INTEREST BEARING LIABILITIES (Continued)

Australand Investments Limited as trustee for the Trust together with the trustees of controlled entities of the Trust have jointly and severally unconditionally and irrevocably guaranteed the repayment of the secured loan.

Assets pledged as security

The loans are secured by a fixed and floating charge from APT 5 Construction Finance Pty Limited and APT 5 Post Construction Finance Pty Limited and each guarantor plus a fixed charge over any building document, lease document, performance bond and bank guarantee in addition to a real property mortgage over each property. The APT5 Construction Finance Facility has expired on 31 July 2005 and has been refinanced by the APT 5 Post Construction Finance which has sufficient facility limit available and whose expiry date is 13 May 2007.

The carrying amounts of non-currents assets pledged as security are:

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
First Mortgage:				
Investment properties (note 5)	**136,396**	127,495	-	-
Investment properties under construction (note 6)	**1,041**	-	-	-

Borrowing limit of the Trust

Australand Investments Limited intends to maintain the consolidated entity gearing at a level not exceeding 65% of the consolidated gross assets of the consolidated entity. The ratio is 48.4% (30 June 2005: 51%) at balance date.

12. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities relates to rental bond received from tenant, Tyre Marketers in lieu of 3 months bank guarantees.

13. CONTRIBUTED EQUITY

	The Trust	
	31 Dec 2005	30 Jun 2005
	$'000	$'000
970,048,132 units, fully paid (30 June 2005: 50,000,000)	**60,890**	50,000

Movements in units - 2005

Date	Details	Number of units	Issue Price $	$'000
30-06-2005	Balance at beginning of financial year	50,000,000	1.0000	**50,000**
17-10-2005	Unit redemption	(45,000,000)	1.0000	**(45,000)**
17-10-2005	New stapled units issued	964,961,032	0.0579	**55,861**
26-10-2005	Options exercised	61,500	0.3252	**20**
09-11-2005	Options exercised	5,100	0.3252	**2**
23-11-2005	Options exercised	20,500	0.3252	**7**
31-12-2005		**970,048,132**		**60,890**

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
14. RESERVES				
Capital redemption reserve	(1,919)	-	(10,861)	-
Movement during the year				
Balance at the beginning of the financial year	-	-	-	-
Net movement on redemption of units	(1,919)	-	(10,861)	-
Balance at the end of the financial year	(1,919)	-	(10,861)	-
15. UNDISTRIBUTED INCOME				
Undistributed income at the beginning of the financial year	9,936	-	-	-
Total profit	2,804	14,102	701	4,166
Redemption of unitholders' undistributed income	(8,942)	-	-	-
Distributions provided for or paid	(701)	(4,166)	(701)	(4,166)
Undistributed income at the end of the financial year	3,097	9,936	-	-

16. DISTRIBUTIONS

	The Trust	
	Amount $'000	Date of payment
Period ended 31 December 2005	701	31 Jan 06
	701	
Quarter ended 30 September 2004	713	31 Oct 04
Quarter ended 31 December 2004	1,087	31 Jan 05
Quarter ended 31 March 2005	1,177	30 Apr 05
Quarter ended 30 June 2005	1,189	29 Aug 05
	4,166	

The Australand Distribution Reinvestment Plan ("**DRP**").is in operation for the final 2005 dividend/distribution The record date to determine entitlements to the final 2005 dividend/distribution and the last date for the receipt of an election notice for participation in the DRP was 5.00pm, 31 December 2005. The final 2005 dividend/distribution of 4.5 cents per stapled security is payable on 8 February 2006. This comprises 2.5 cents per share fully franked dividend from Australand Holdings Limited, a 1.086 cent per unit distribution from Australand Property Trust (tax deferred to 27%), a 0.834 cent per unit distribution from Australand Property Trust No.4 (tax deferred to 53%) and a 0.080 cent per unit distribution from Australand Property Trust No.5 (tax deferred to 93%).

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Credit risk exposures

The credit risk on financial assets of the consolidated entity, which have been recognised on the balance sheet is the carrying amount. The consolidated entity does not have any material credit risk to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

Interest rate risk

These risks are now managed centrally for Australand, including Australand Property Trust and its controlled entities.

Interest rate swap

During the shortened financial period ended 31 December 2005, all Australand Property Trust No. 5 interest rate swaps were terminated.

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Weighted average interest rate	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000
31 December 2005							
Financial assets							
Cash	5.35%	704	-	-	-	-	704
Receivables	N/A	-	-	-	-	1,083	1,083
		704	-	-	-	1,083	1,787
Financial liabilities							
Interest bearing liabilities	6.41%	75,140	-	-	-	-	75,140
Payables	N/A	-	-	-	-	1,194	1,194
Provision for distribution	N/A	-	-	-	-	701	701
		75,140	-	-	-	1,895	77,035
Net financial liabilities		74,436	-	-	-	812	75,248

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

	Weighted average interest rate	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	Non-interest bearing $'000	Total $'000
30 June 2005						
Financial assets						
Cash	5.35%	4,003	-	-	-	4,003
Trade and other debtors	N/A	-	-	-	418	418
		4,003	-	-	418	4,421
Financial liabilities						
Interest bearing liabilities	7.07%	67,427	-	-	-	67,427
Payables	N/A	-	-	-	3,662	3,662
Interest rate swaps *	6.16%	-		60,000	-	60,000
		67,427	-	60,000	3,662	131,089
Net financial liabilities		63,424	-	60,000	3,244	126,668

* Notional principal amounts.
Weighted average interest rates include the effect of interest rate swaps.

Net fair values

The consolidated entity's financial assets and liabilities are stated at cost and these assets are not traded in an organised financial market. Carrying amounts of other debtors, amounts owing by Australand Holdings Limited and other related entities, other financial assets, payables and bank loans are stated at cost as the carrying values approximate net fair values.

18. SEGMENT INFORMATION

The Trust and its controlled entities derive income from investment in properties. All such investments are located in Australia.

19. CASH FLOW INFORMATION

Reconciliation of cash

For the purpose of the cash flow statements, cash includes cash on hand and bank and short term deposits at call. Cash as at the end of the financial year as shown in the cash flow statements is reconciled to the related items in the cash flow statements as follows:

	Consolidated 31 Dec 2005 $'000	Consolidated 30 Jun 2005 $'000	The Trust 31 Dec 2005 $'000	The Trust 30 Jun 2005 $'000
Cash and cash equivalents	704	4,003	514	3,817
Reconciliation of profit from operating activities to net cash provided by operating activities				
Net profit	**2,804**	14,102	**701**	14,102
Amortisation of establishment costs	**26**	105	**26**	105
Net gains from fair value adjustments on investment property	**(2,103)**	(9,936)	-	(9,936)
Other	-	186	-	-
(Increase)/decrease in receivables	**(568)**	1,793	**3**	83
(Increase)/decrease in other assets	**(22)**	4	**(10)**	(7)
Increase/(decrease) in accrual and payables	**(579)**	(510)	**(163)**	354
Net cash flows provided by operating activities	**(442)**	5,744	**557**	4,701

20. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Australand Holdings Limited (AHL), Australand Property Limited (APL) (as the responsible entity of Australand Property Trust and Australand ASSETS Trust) and Australand Investments Limited (AIL) (as the responsible entity of Australand Property Trust No.4 and Australand Property Trust No.5) during the financial year:

Chairman - non-executive
THAM Kui Seng (appointed to the Board of AIL on 12 October 2005)

Deputy Chairman - non-executive
James Glen SERVICE, AO

Executive Director
Brendan Patrick CROTTY, Managing Director (appointed to the Board of AIL on 12 October 2005)

Non-executive Directors
William John BEERWORTH (appointed to the Board of AIL on 12 October 2005)
Lt Gen (Ret'd) Winston CHOO (appointed to the Board of AIL on 12 October 2005)
Ian Farley HUTCHINSON (appointed to the Board of AIL on 12 October 2005)
Paul Dean ISHERWOOD (appointed to the Board of AHL, APL and AIL on 15 December 2005)
KEE Teck Koon (appointed to the Board of AIL on 12 October 2005)
LUI Chong Chee (appointed to the Board of AIL on 12 October 2005).

Mr Sam Kavourakis and Mr Lyndsay Shaddock were directors of Australand Investments Limited from the beginning of the financial year until their resignation on 14 October 2005.

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of Australand, directly or indirectly, during the financial year:

Name	Position	Date of appointment to role
Peter Denis Burke	Executive General Manager, Residential	8 March 2004
John Antony Thomas	Executive General Manager, Commercial and Industrial	1 June 2003
David Paul Craig	Chief Financial Officer	22 September 2003

All the above persons were also key management personnel during the period ended 31 December 2004.
All key management personnel are employed by Rylehall Pty Limited, a wholly owned controlled entity of Australand Holdings Limited.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(c) Key management personnel compensation

	Consolidated	
	2005 $000	2004 $000
Short term employee benefits	4,710	4,206
Post employment benefits	216	202
Other long term employee benefits	58	67
Termination benefits	-	-
Security based payments	491	273
TOTAL	5,475	4,748

The Company has taken advantage of the relief provided by the Corporations Regulations 2M.6.04 and has transferred certain remuneration disclosures to the directors' report. The relevant information can be found in sections 1 to 4 of the Remuneration Report.

(d) **Equity instrument disclosures relating to key management personnel**

i) Australand Options

The number of options over Australand stapled securities held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors
2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	37,500	-	25,000	-	12,500	-
Bill Beerworth	50,000	-	-	-	50,000	37,500
Brendan Crotty	400,000	-	-	-	400,000	300,000
Winston Choo	50,000	-	-	-	50,000	37,500
Ian Hutchinson	37,500	-	-	-	37,500	25,000
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	37,500	-	-	-	37,500	12,500
Bill Beerworth	50,000	-	-	-	50,000	25,000
Brendan Crotty	400,000	-	-	-	400,000	200,000
Winston Choo	50,000	-	-	-	50,000	25,000
Ian Hutchinson	37,500	-	-	-	37,500	12,500
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Other key management personnel

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	-	20,500	-	61,500	41,000
John Thomas	-	-	-	-	-	-
David Craig	-	-	-	-	-	-

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	-	-	-	82,000	41,000
John Thomas	-	-	-	-	-	-
David Craig	-	-	-	-	-	-

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(ii) CapitaLand Limited Options

The number of options over CapitaLand Limited shares held by each director and other key management personnel, are set out below:

Directors

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng 1	-	-	-	-	-	-
Jim Service 2	50,000	-	37,500	-	12,500	12,500
	50,000	-	37,500	-	12,500	-
	66,000	-	55,400	-	10,600	10,600
	50,000	-	-	-	50,000	25,000
	-	40,000	-	-	40,000	-
Brendan Crotty	42,000	-	-	-	42,000	42,000
	100,000	-	-	-	100,000	100,000
	100,000	-	-	-	100,000	75,000
	126,000	-	-	-	126,000	63,000
	100,000	-	-	-	100,000	25,000
	-	80,000	-	-	80,000	-
Bill Beerworth	30,000	-	-	-	30,000	30,000
	30,000	-	-	-	30,000	22,500
	39,600	-	-	-	39,600	39,600
	30,000	-	-	-	30,000	15,000
	-	20,000	-	-	20,000	-
Winston Choo	60,000	-	60,000	-	-	-
	30,000	-	30,000	-	-	-
	30,000	-	22,500	-	7,500	-
	39,600	-	39,600	-	-	-
	30,000	-	15,000	-	15,000	-
	-	20,000	-	-	20,000	-
Ian Hutchinson	30,000	-	-	-	30,000	22,500
	39,600	-	-	-	39,600	39,600
	30,000	-	-	-	30,000	15,000
	-	20,000	-	-	20,000	-
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon 1	-	-	-	-	-	-
Lui Chong Chee 1	-	-	-	-	-	-

1. These directors hold CapitaLand Limited options in their capacity as an executive of CapitaLand Limited and not in their capacity as a director of Australand.
2. Mr Service holds additional Capitaland Limited options but not in his capacity as a director of Australand.

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Directors

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	166,000	50,000	-	-	216,000	95,500
Brendan Crotty	368,000	100,000	-	-	468,000	198,500
Bill Beerworth	99,600	30,000	-	-	129,600	47,400
Winston Choo	99,600	30,000	-		129,600	47,400
Ian Hutchinson	69,600	30,000	-	-	99,600	24,900
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	**127,600**	**50,000**	**73,800**	-	**103,800**	-
John Thomas	**124,800**	**50,000**	-	-	**174,800**	**47,400**
David Craig	**60,000**	**50,000**	-	-	**110,000**	**15,000**

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	67,600	60,000	-	-	127,600	49,600
John Thomas	64,800	60,000	-	-	124,800	16,200
David Craig	-	50,000	-	-	50,000	-

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(iii) Australand stapled securities
The number of stapled securities held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors
2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	25,000	-	225,000
Bill Beerworth	3,876	-	-	3,876
Brendan Crotty	815,243	-	28,864	884,107
Winston Choo	-	-	-	-
Ian Hutchinson	54,415	-	2,761	57,176
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	-	-	200,000
Bill Beerworth	3,391	-	485	3,876
Brendan Crotty	708,089	-	107,154	815,243
Winston Choo	-	-	-	-
Ian Hutchinson	43,168	-	11,247	54,415
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	150,000	20,500	125,000	295,500
John Thomas	200,000	-	100,000	300,000
David Craig	249,818	-	150,182	400,000

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	50,000	-	100,000	150,000
John Thomas	100,000	-	100,000	200,000
David Craig	89,818	-	160,000	249,818

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(iv) CapitaLand Limited shares

The number of shares held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	-	130,400	(70,000)	60,400
Bill Beerworth	-	-	-	-
Brendan Crotty	-	-	-	-
Winston Choo	-	167,100	-	167,100
Ian Hutchinson	-	-	-	-
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	-	-	-	-
Bill Beerworth	-	-	-	-
Brendan Crotty	-	-	-	-
Winston Choo	-	-	-	-
Ian Hutchinson	-	-	-	-
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	-	73,800	(73,800)	-
John Thomas	-	-	-	-
David Craig	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	-	-	-	-
John Thomas	-	-	-	-
David Craig	-	-	-	-

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(e) Other transactions with directors and other key management personnel

Apart from the details disclosed below, no director has entered into a material contract with the aggregated entity since the end of the previous financial year and there are no material contracts involving directors' interests existing at year-end.

Other transactions with directors or director related entities

All transactions with directors are conducted in the normal course of business under commercial terms and conditions.

J G Service Pty Limited was paid $60,000 during the year for providing the services of Mr J G Service as the Chairman of Australand Wholesale Investments Limited, the responsible entity for Australand Property Trust No.4 and Australand Property Trust No.5 prior to the merger of these trusts with Australand in October 2005.

(f) Security based payments

Details of the security-based payments for the Group are set out in Section 4 of the Remuneration Report.

Expenses arising from security-based payment transactions

Total expenses for the Group arising from security-based payment transactions recognised during the period as part of the employee benefit expense were as follows.

	Consolidated		Parent Entity	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Securities issued under Australand Employee Securities Ownership Plan	1,352	-	-	-
Options over Australand securities	77	-	-	-
Options over CapitaLand securities	159	-	-	-
Shadow scheme	99	-	-	-
	1,687	-	-	-

Australand Options

The weighted average security price of exercise of options exercised during the year ended 31 December 2005 was $1.86 (2004: $1.80). The weighted average remaining contractual life of security options outstanding at the end of the period was 4.4 years.

CapitaLand Limited Options

References to options over CapitaLand Limited shares in this report relate to CapitaLand Limited options granted to Australand employees in their capacity as directors and executives of Australand. There were 2,304,150 options outstanding at the end of the period. The weighted average share price during the year was $2.78 (2004: $1.78). The weighted average remaining contractual life of security options outstanding at the end of the period was 6.7 years.

Employees Securities Ownership Plan

The number of Australand stapled securities issued during the financial year are set out below:

2005 Offer: 3,521,450 securities issued 24 March 2005 at a strike price of $1.80 per stapled security.

2004 Offer: 3,193,550 securities issued 21 March 2004 at a price of $1.63 per stapled security.

2003 Offer: 2,639,000 securities issued 31 December 2003 at a price of $1.61 per stapled security.

21. NON-DIRECTOR RELATED PARTY TRANSACTIONS

(a) Controlling entities

The ultimate parent entity of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 is Temasek Holdings (Private) Ltd, a company incorporated in Singapore, which at 31 December 2005 through various subsidiaries owned 53.6% (2004: 55.12%) of the issued stapled securities of Australand.

(b) Key management personnel

Disclosures relating to key management personnel are set out in note 20.

(c) Transactions with other related parties

Transactions with related parties are conducted in the normal course of business under normal terms and conditions.

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Aggregate amounts included in the determination of profit from ordinary activities before income tax expense that resulted from transactions with each class of other related parties:				
Loan establishment and security fees received	864	-	864	-
Amounts owing to related entity – Australand Holdings Limited	(75,140)	(1,754)	(75,088)	(1,754)
Amounts owed by other related entity	97	-	22,712	13,825
Management fees paid	(154)	-	(154)	-

(d) Ownership interests in entities in the wholly owned group and other related parties

Interests in controlled entities are set out in Note 7.

(e) Interests of responsible entity

The responsible entity is a controlled entity of Australand Holdings Limited. Australand Holdings Limited also holds 100 units in the Trust issued at $1.00 per unit. Australand Property Limited, a wholly owned entity of Australand is a responsible entity of Australand Property Trust also owns 4,988,400 unites in the Trust issued at $1.00 per unit. Other controlled entities of Australand Holdings Limited hold 11,500 units in the Trust issued at $1.00 per unit. As at 31 December 2005, 100% of its committed equity had been contributed in accordance with the Information Memorandum.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

22. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

(a) At the date of transition to AIFRS: 1 July 2004

Consolidated Balance Sheet	1 Jul 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	1 Jul 2004 AIFRS $'000
Current assets			
Cash assets	1,934	-	1,934
Receivables	2,211	-	2,211
Other	51	-	51
Total current assets	4,196	-	4,196
Non-current assets			
Investment properties	54,291	-	54,291
Investment properties under construction	31,775	-	31,775
Investment in controlled entities	-	-	-
Other	488	-	488
Total non-current assets	86,554	-	86,554
Total assets	90,750	-	90,750
Current Liabilities			
Payables	5,686	-	5,686
Provisions	725	-	725
Interest bearing liabilities	17,399	-	17,399
Total current liabilities	23,810	-	23,810
Non-current liabilities			
Interest bearing liabilities	16,940	-	16,940
Other	-	-	-
Total non-current liabilities	16,940	-	16,940
Total liabilities	40,750	-	40,750
Net assets	50,000	-	50,000
EQUITY			
Contributed equity	50,000	-	50,000
Reserves		-	
Undistributed income		-	
Total equity	50,000	-	50,000

22. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(b) At the end of the last full year reporting period under previous AGAAP: 30 June 2005

Consolidated Balance Sheet	Notes	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Current assets				
Cash assets		4,003	-	4,003
Receivables		418	-	418
Other		47	-	47
Total current assets		4,468	-	4,468
Non-current assets				
Investment properties		127,495	-	127,495
Investment properties under construction		-	-	-
Investment in controlled entities		-	-	-
Other		437	-	437
Total non-current assets		127,932	-	127,932
Total assets		132,400	-	132,400
Current Liabilities				
Payables		3,662	-	3,662
Provisions		1,189	-	1,189
Interest bearing liabilities		5,001	-	5,001
Total current liabilities		9,852	-	9,852
Non-current liabilities				
Interest bearing liabilities		62,426	-	62,426
Other		186	-	186
Total non-current liabilities		62,612	-	62,612
Total liabilities		72,464	-	72,464
Net assets		59,936	-	59,936
EQUITY				
Contributed equity		50,000	-	50,000
Reserves	4	9,936	(9,936)	-
Undistributed income		-	9,936	9,936
Total equity		59,936	-	59,936

22. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(a) At the date of transition to AIFRS: 1 July 2004

Trust Balance Sheet	1 Jul 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	1 Jul 2004 AIFRS $'000
Current assets			
Cash assets	1,934	-	1,934
Receivables	29,906	-	29,906
Other	40	-	40
Total current assets	31,880	-	31,880
Non-current assets			
Investment properties	-	-	-
Investment properties under construction	-	-	-
Investment in controlled entities	52,895	-	52,895
Other	488	-	488
Total non-current assets	53,383	-	53,383
Total assets	85,263	-	85,263
Current Liabilities			
Payables	199	-	199
Provisions	725	-	725
Interest bearing liabilities	17,399	-	17,399
Total current liabilities	18,323	-	18,323
Non-current liabilities			
Interest bearing liabilities	16,940	-	16,940
Other	-	-	-
Total non-current liabilities	16,940	-	16,940
Total liabilities	35,263	-	35,263
Net assets	50,000	-	50,000
EQUITY			
Contributed equity	50,000	-	50,000
Reserves	-	-	-
Undistributed income	-	-	-
Total equity	50,000	-	50,000

22. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(b) At the end of the last full year reporting period under previous AGAAP: 30 June 2005

Trust Balance Sheet	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Current assets			
Cash assets	3,817	-	3,817
Receivables	13,834	-	13,834
Other	47	-	47
Total current assets	17,698	-	17,698
Non-current assets			
Investment properties	-	-	-
Investment properties under construction	-	-	-
Investment in controlled entities	102,919	-	102,919
Other	437	-	437
Total non-current assets	103,356	-	103,356
Total assets	121,054	-	121,054
Current Liabilities			
Payables	2,438	-	2,438
Provisions	1,189	-	1,189
Interest bearing liabilities	5,001	-	5,001
Total current liabilities	8,628	-	8,628
Non-current liabilities			
Interest bearing liabilities	62,426	-	62,426
Total non-current liabilities	62,426	-	62,426
Total liabilities	71,054	-	71,054
Net assets	50,000	-	50,000
EQUITY			
Contributed equity	50,000	-	50,000
Reserves	-	-	-
Undistributed income	-	-	-
Total equity	50,000	-	50,000

22. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)

(a) Reconciliation of profit for the year ended 30 June 2005

Consolidated Income Statement	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Rental income	8,750	-	8,750
Recoverable outgoings	1,081	-	1,081
Interest and facility fee	233	-	233
Distributions from controlled Entities	-	-	-
Total revenue from ordinary activities	10,064	-	10,064
Rates, taxes and Other Property outgoings	1,432	-	1,432
Borrowing costs	4,104	-	4,104
Other expense from ordinary activities	362	-	362
Total expenses from ordinary activities	5,898	-	5,898
Net profit attributable to the stapled security holders of Australand	4,166	-	4,166
Net gains from fair value adjustments on investment properties	-	9,936	9,936
Total profit attributable to the stapled security holders of Australand	4,166	9,936	14,102

Trust Income Statement	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Rental income	-	-	-
Recoverable outgoings	-	-	-
Interest and facility fee	233	-	233
Distributions from controlled Entities	8,396	-	8,396
Total revenue from ordinary activities	8,629	-	8,629
Rates, taxes and Other Property outgoings	-	-	-
Borrowing costs	4,104	-	4,104
Other expense from ordinary activities	359	-	359
Total expenses from ordinary activities	4,463	-	4,463
Net profit attributable to the stapled security holders of Australand	4,166	-	4,166

22. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(3) Reconciliation of cash flow statement for the year ended 30 June 2005.

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliations

Revaluation of investment properties

Under AIFRS, investment properties are either valued at fair value (market value) with increments/decrements going through the consolidated income statement or measured at cost and depreciated. The consolidated entity has adopted the fair value approach.

23. EVENTS OCCURING AFTER BALANCE DATE

There have been no significant events or transactions that have arisen since the end of the financial year, which in the opinion of the directors of the responsible entity would affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

24. EARNINGS PER UNIT

	Consolidated	
	31 Dec 2005 $'000	30 Jun 2004 $'000
Basic earnings per unit	**0.33 cents**	19.87 cents
Diluted earnings per unit	**0.32 cents**	19.87 cents
Earnings Reconciliation		
Basic earnings per unit		
Earnings used in calculating basic earnings per unit	**2,804**	9,936
Diluted earnings per unit		
Earnings used in calculating diluted earnings per unit	**2,804**	9,936

The weighted average number of units on issue used in the calculation of basic earnings per unit was 861,314,508 units (30 June 2005: 50,000,000 units).

The weighted average number of units on issue used in the calculation of diluted earnings per unit was 868,895,902 units (30 June 2005: 50,000,000 units).

DIRECTORS' DECLARATION
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

In the Directors' opinion:

a) the financial statements and notes set out on pages 158 to 190 are in accordance with the Corporations Act 2001, including:

   i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and

   ii) giving a true and fair view of the trust's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

b) there are reasonable grounds to believe that the trust will be able to pay its debts as and when they become due and payable; and

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors of Australand Investments Limited as the responsible entity of Australand Property Trust No. 5.

Dated at Sydney this 23rd day of February 2006

Tham Kui Seng
Chairman

Brendan Patrick Crotty
Managing Director



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Independent audit report to the unitholders of Australand Property Trust No.5

Audit opinion

In our opinion:

1. the financial report of Australand Property Trust No.5:

    - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Australand Property Trust No.5 and the Australand Property Trust No.5 Group (defined below) as at 31 December 2005, and of their performance for the period ended on that date, and
    - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remunerations disclosures that are contained in sections 1 to 4 of the remuneration report in the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and Class Order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheets, income statements, cash flow statements, statements of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Australand Property Trust No.5 (the Trust) and the Australand Property Trust No.5 Group (the consolidated entity), for the period ended 31 December 2005. The consolidated entity comprises both the Trust and the entities it controlled during that period.

The trust has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, in sections 1 to 4 of the remuneration report in the directors' report, as permitted by Class Order 06/50.

The directors of the Australand Investments Limited (the directors) as responsible entity are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the unitholders of the trust. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and Class Order 06/50. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the trust's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and Class Order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.



Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
23 February 2006

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AUSTRALAND
REGISTERED OFFICE
LEVEL 3, 1C HOMEBUSH BAY DRIVE
RHODES NSW 2138 AUSTRALIA
TEL +61 2 9767 2000
FAX +61 2 9767 2900
www.australand.com.au

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	AUSTRALAND PROPERTY GROUP
Company Registration No.	ABN 90 105 462 137
Announcement submitted on behalf of	AUSTRALAND PROPERTY GROUP
Announcement is submitted with respect to *	AUSTRALAND PROPERTY GROUP
Announcement is submitted by *	PHIL MACKEY
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	20-Mar-2006 12:05:19
Announcement No.	00017

>> Announcement Details

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Announcement Title *	2005 FINANCIALS REPORT
Description	
Attachments:	ASXannouncement20Mar062005FinancialReportsAPTAPT4APT5SGX.pdf Total size = **1071K** (2048K size limit recommended)

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ASX ANNOUNCEMENT
ASX CODE: ALZ

20 March 2006

2005 Financial Reports

Please find attached a copy of the Financial Reports for the year ended 31 December 2005 for Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 that have been sent to security holders today.

For further information please contact:

Phil Mackey
Company Secretary
Phone: 61 2 9767 2182
Email: pmackey@australand.com.au



AUSTRALAND

FINANCIAL REPORTS

YEAR ENDED
31 DECEMBER 2005

AUSTRALAND PROPERTY TRUST
ARSN 106 680 424

AUSTRALAND PROPERTY TRUST NO 4
ARSN 108 254 413

AUSTRALAND PROPERTY TRUST NO 5
ARSN 108 254 771


Report
ancial Report
ancial Report

AUSTRALAND PROPERTY TRUST

ARSN 106 680 424

FINANCIAL REPORT

31 DECEMBER 2005

The directors of Australand Property Limited (ABN 90 105 462 137) (Responsible Entity) as the responsible entity of Australand Property Trust (Trust) present their Report, together with the financial report of the Trust and the consolidated financial report of the consolidated entity, being the Trust and its controlled entities, for the financial year ended 31 December 2005 and the auditor's report thereon.

The Responsible Entity of the Trust is an entity incorporated in New South Wales. The immediate parent entity of the responsible entity is Australand Holdings Limited (ABN 12 008 443 696), incorporated in New South Wales, and its ultimate parent entity is Temasek Holdings (Private) Ltd, a company incorporated in Singapore.

Directors

The following persons were directors of the Board during the financial year and up to the date of this report:

THAM Kui Seng (Chairman)
James Glen SERVICE, AO (Deputy Chairman)
Brendan Patrick CROTTY (Managing Director)
William John BEERWORTH
Lt Gen (Ret'd) Winston CHOO
Ian Farley HUTCHINSON
Paul Dean ISHERWOOD (Appointed a Director on 15 December 2005)
KEE Teck Koon
LUI Chong Chee

Mr Sam Kavourakis and Mr Lyndsay Shaddock were directors from the beginning of the financial year until their resignation on 14 October 2005.

Directors' qualifications, experience and special responsibilities

THAM Kui Seng
Non-executive director
Chairman of the Board and Member of the Remuneration Committee
Appointed to the Board on 31 January 2001
Age 48

Experience & other directorships

Mr Tham brings to the Board considerable business experience and a strong management background.

He was appointed a Director and Chairman in January 2001. Mr Tham is currently the Chief Corporate Officer of CapitaLand Limited. He was formerly Chief Operating Officer of Pidemco Land Limited, having joined that company in 1996.

Qualifications

Mr Tham holds a Bachelor of Arts (First Class Honours) degree in Engineering Science from Oxford University.

James Glen SERVICE AO
Independent non-executive director
Deputy Chairman
Chairman of the Audit Committee and a Member of the Remuneration Committee
Appointed to the Board on 12 July 1995
Age 73

Experience & other directorships

Mr Service is a very experienced listed company director and brings to the Board considerable property sector experience.

He is Executive Chairman of JG Service Pty Ltd, a specialist property consulting company. He serves on the board of a number of public and private companies including as Chairman of ACTEW Corporation Ltd, director of Challenger Financial Services Group and as a Non-executive Director of CapitaMall Property Trust Management Ltd. Mr Service is a past national president of the Property Council of Australia and continues to be involved in a number of other government, cultural and community organisations.

Directorships of listed entities within the last three years

Challenger International Limited (appointed 8 April 2002 and resigned 18 August 2003) and Challenger Financial Services Group Ltd (appointed 6 November 2003).

Qualifications

Mr Service's qualifications are (Hon) Life Fellow Australian Institute of Building, Fellow of Chartered Secretaries Australia, Fellow CPA Australia and Adjunct Professor National Institute for Governance.

DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

Brendan Patrick CROTTY
Executive director
Managing Director
Appointed to the Board on 20 June 1985
Age 59

Experience & other directorships

Mr Crotty has extensive expertise in the property industry having worked in the sector for the entire length of his professional career.

He has been Managing Director of Australand since 1990. He joined Australand Holdings Limited (then the Land Division of Hooker Corporation Limited) in 1977, where he held a number of general management positions, before becoming Executive General Manager of the Land, Housing and Apartment Divisions. Prior to 1977, Mr Crotty held senior positions in a property development company and was a partner in a professional firm of surveyors, town planners and civil engineers.

Qualifications

Mr Crotty has formal qualifications in surveying, town planning and business administration and also completed an advanced general management course at IMEDE, Lausanne, Switzerland. He is a Fellow of the Australian Property Institute and the Australian Institute of Company Directors and is also a Member of the Planning Institute of Australia.

William John BEERWORTH
Independent non-executive director
Chairman of the Corporate Governance Committee, Member of the Risk and Compliance Committee, Remuneration Committee and Nomination Committee
Appointed to the Board on 20 March 1997
Age 60

Experience

Mr Beerworth is an investment banker and solicitor and brings to the Board extensive experience in investment banking and in corporate law and governance.

He is Managing Director of Beerworth and Partners Limited, a corporate advisory firm specialising in mergers, acquisitions and corporate transactions. He has held a number of senior positions, including Director of HSBC Australia Limited, Managing Director of HSBC Australia Corporate Finance Limited, Senior Partner of Mallesons Stephen Jaques and Senior Assistant Secretary of the Commonwealth Attorney-General's Department.

Qualifications

Mr Beerworth's formal qualifications include Bachelor's degrees in Arts and Law from the University of Sydney, Master of Laws and Doctor of Juridical Science from the University of Virginia, Master of Commerce from the University of New South Wales and Master of Business Administration from Macquarie Graduate School of Management. He is a Fellow of CPA Australia, Australian Institute of Company Directors, Tax Institute and Australian Institute of Management.

Other directorships

He is Chairman of Contango Asset Management Limited, a substantial wholesale funds manager and is on several Faculty Advisory Boards.

He is a member of the Australian Competition Tribunal and was a member of the Financial System Inquiry Committee (the "*Wallis Committee*").

Lt. Gen (Ret'd) Winston CHOO
Independent non-executive director
Member of the Audit Committee
Appointed to the Board on 15 July 1997
Age 64

Experience & other directorships

Lt Gen (Ret'd) Choo provides the board with a wealth of leadership and management expertise from serving as Singapore's Chief of Defence Force from 1974 to 1992 and his experience as a company director on several listed companies since 1993.

From 1994 to 1997, he served as Singapore's High Commissioner to Australia and concurrently Ambassador to Fiji. From July 2001 to September 2005, he served as Singapore's Non-resident High Commissioner to South Africa. General Choo is currently Singapore's Non-resident High Commissioner to Papua New Guinea and Non-resident Ambassador-designate to Israel. He is Chairman of Rowsley Ltd, FairVision Pte Ltd, WOW Vision Pte Ltd, Tridex Pte Ltd, Singapore Red Cross Society and a member of the Board of Rowsley Capital Pte Ltd, Rowsley Ventures Pte Ltd, Foodfare Catering Pte Ltd and Cougar Logistics Corporation Ltd.

Qualifications

General Choo's formal qualifications include a Master of Arts in History from Duke University, USA and completion of the Advanced Management Programme at Harvard University.

Ian Farley HUTCHINSON
Independent non-executive director
Chairman of the Nomination Committee, Member of the Audit Committee, Risk and Compliance Committee and Corporate Governance Committee
Appointed to the Board on 11 December 2001
Age 67

Experience & other directorships

Mr Hutchinson is an experienced company director and also brings to the Board extensive experience in Corporate Law.

Mr Hutchinson has extensive experience in corporate law having been Senior Partner and Chairman of the National Firm and a Partner of Freehills for 30 years. He also has extensive experience as Chairman or a Member of Audit, Risk and Compliance and Corporate Governance Committees of other companies. He has also served on advisory and review committees for the Australian Federal Government.

Directorships of listed entities within the last three years

Heggies Bulkhaul Limited (appointed 12 October 2001 and resigned 29 October 2004); Global Mining Investments Limited (appointed 28 January 2004 and resigned 9 December 2005).

Other directorships

He is Chairman of Hoya Lens Australia Pty Limited and is a director of Zurich Financial Services Australia Limited (Group).

Qualifications

Mr Hutchinson holds a Bachelor of Law degree from the University of Sydney.

Paul Dean ISHERWOOD
Independent non-executive director
Member of the Audit Committee
Appointed to the Board on 15 December 2005
Age 67

Experience

Mr Isherwood is an experienced company director and also brings to the Board a strong finance and accounting background.

Mr Isherwood also has proven leadership experience from his career with Coopers & Lybrand that spanned 38 years. During this time Paul was National Chairman and Managing Partner of Coopers & Lybrand (Australia) from 1985 to 1994 and served on the International Board and Executive Committee of the firm from 1985 to 1994. On his retirement from Coopers & Lybrand in 1995, Mr. Isherwood commenced a career as a non-executive director and since that time has acquired extensive corporate governance experience, including as Chairman, across different industry sectors, and mostly with listed public companies.

Directorships of listed entities within the last three years

Chairman, Globe International Limited (appointed 30 March 2001); Chairman, Stadium Australia Management Limited (appointed 11 March 1996); Director, St George Bank Limited (appointed 27 October 1997).

Other directorships

He is Chairman of NM Rothschild Australia Holdings Pty Limited, St George Bank New Zealand Ltd and Munich Reinsurance Company of Australasia Ltd.

Qualifications

Mr Isherwood is a Fellow of the Institute of Chartered Accountants in Australia.

KEE Teck Koon
Non-executive director
Appointed to the Board on 27 February 2004
Age 49

Experience & other directorships

Mr Kee brings to the Board extensive experience in the property sector.

He is the Vice Chairman of CapitaLand Retail Ltd and CapitaLand Commercial and Integrated Development Ltd. He is also the Chief Executive Officer of CapitaLand Financial Ltd, which is the manager of two REITs in Singapore, namely CapitaMall Trust (the first listed REIT in Singapore) and CapitaCommercial Trust Management Limited.

Qualifications

Mr Kee holds Bachelors (Honours) and Masters degrees in Engineering Science from Oxford University.

LUI Chong Chee
Non-executive director
Member of the Audit Committee, Corporate Governance Committee and Nomination Committee
Appointed to the Board on 11 December 2001
Age 45

Experience & other directorships

Mr Lui is the Chief Executive Officer of CapitaLand Residential Limited, a Director of Raffles Holdings Limited and an Alternate Director of The Ascott Group Limited.

Mr Lui joined CapitaLand Limited in November 2001 as Chief Financial Officer. He had oversight of all finance and treasury functions in the group and was instrumental in strengthening the balance sheet of the CapitaLand Group. He relinquished his role as Chief Financial Officer and assumed the role as Chief Executive Officer of CapitaLand Residential Limited on 1 July 2005.

Prior to joining CapitaLand Limited in November 2001, Mr Lui was the Managing Director of Citigroup Investment Bank (Singapore) Limited, which he joined in July 1986. Mr Lui was responsible for debt and equity capital markets and financial advisory business in Singapore. He has 15 years of experience in investment banking, including origination and implementation of various capital market financial instruments, mergers and acquisitions and financial advisory transactions in Singapore.

Qualifications

Mr Lui holds a Master of Business Administration in Finance and International Economics and a Bachelor of Science degree in Business Administration (magna cum laude) from New York University, U.S.A.

Secretaries of the Board

Details of company secretaries of the Board in office at the date of this report, and each company secretary's qualifications and experience are below:

Philip John MACKEY
Company Secretary
Age 48

Mr Mackey was appointed Company Secretary of Australand Holdings Limited and Australand Investments Limited on 16 June 2003 and Australand Property Limited on 9 July 2003.

Mr. Mackey has over 24 years experience in commercial and professional services sectors encompassing company secretarial, corporate governance, compliance, risk management, treasury, audit and accounting activities. He has been a Company Secretary for the past nine years. Mr Mackey joined Australand in June 2003, prior to which he was Assistant Company Secretary of AMP Limited and held various senior management roles with that organisation over an eleven year

period. Prior to AMP, Mr Mackey was a senior audit manager with the international accounting firm of Deloitte Touche Tohmatsu.

Mr Mackey holds a Bachelor of Business and a Graduate Diploma in Company Secretarial Practice. He is a Fellow of Chartered Secretaries Australia, an Associate of the Institute of Chartered Accountants, Australia and a Member of the Australian Institute of Company Directors.

Michael Bowden NEWSOM
General Counsel
Age 53
Mr Newsom was appointed a Company Secretary of Australand Holdings Limited on 13 March 2001, Australand Property Limited on 29 January 2004 and Australand Investments Limited on 27 October 2005.

Mr Newsom has over 29 years experience in commercial and corporate law, litigation, capital markets, mergers and acquisitions and corporate administration both in private practice and in large publicly listed companies across the property, building materials, petroleum and financial services industries.

Mr Newsom joined Australand in August 2000, prior to which he held the positions of Company Secretary and General Counsel of Pioneer International Limited and Ampol Limited.

He holds a Bachelor of Arts and Law degrees and is a Solicitor of the Supreme Court of NSW and is also admitted to practice in the Federal and High Courts of Australia.

Board and Board Committee Meetings

The number of meetings of the Board and Board Committees held during the year ended 31 December 2005, and the number of meetings attended by each director was:

Director	Board		Audit Committee		Corporate Governance Committee		Nomination Committee		Remuneration Committee		Risk and Compliance Committee	
	A	B	A	B	A	B	A	B	A	B	A	B
Tham Kui Seng (Chairman)	12	13	-	-	-	-	-	-	3	3	-	-
James Glen Service	12	13	5	5	-	-	-	-	3	3	-	-
Brendan Patrick Crotty	13	13	-	-	-	-	-	-	-	-	-	-
William John Beerworth	13	13	-	-	2	2	2	2	3	3	8	8
Lt Gen (Ret'd) Winston Choo	12	13	4	5	-	-	-	-	-	-	-	-
Ian Farley Hutchinson	13	13	5	5	2	2	2	2	-	-	8	8
Paul Dean Isherwood	1	1	-	-	-	-	-	-	-	-	-	-
Kee Teck Koon	10	13	-	-	-	-	-	-	-	-	-	-
Lui Chong Chee	9	13	3	5	2	2	0	2	-	-	-	-
Liew Mun Leong 1	-	-	-	-	-	-	-	-	3	3	-	-
Nancy Milne 2	-	-	-	-	-	-	-	-	-	-	8	8

Column A - indicates the number of meetings attended during the time the Director held office or was a member of the Board Committee during the year.

Column B - indicates the number of meetings held during the time the Director held office or was a member of the Board Committee during the year.

1. The Remuneration Committee is chaired by Mr Liew Mun Leong, President and Chief Executive Officer of Australand's largest security holder the Singapore based property group, CapitaLand Limited. Mr Liew is not a director of Australand.
2. The Risk and Compliance Committee is chaired by Ms Nancy Milne who is not a director of Australand, but who is an experienced company director and who has extensive experience in risk management and compliance matters.
3. Up until the time of the completion of the Merger Proposal of Australand Property Trust No.4 and Australand Property Trust No.5 with Australand and the retirement of Messrs Kavourakis and Shaddock from the Board, there were seven Board meetings held by Messrs Service, Kavourakis and Shaddock. Of these, five were held specifically in relation to the Merger Proposal and as Mr Service is a Director of Australand, he did not attend those five meetings.

DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

Principal activities

The principal activity of the Trust is investment in income producing commercial and industrial properties within Australia.

The Responsible Entity holds an Australian Financial Services Licence (No. 231130) issued pursuant to section 913B of the Corporations Act 2001 and the Trust is registered as a Managed Investment Scheme.

There were no other significant changes in the nature of the activities during the year.

Review of operations

The net profit of the consolidated entity for the year ended 31 December 2005 was $128.7 million (2004: $61.0 million). The investment property portfolio now comprises 49 properties with an aggregate value of approximately $1.3 billion.

The net tangible asset backing of the consolidated entity as at 31 December 2005 attributable to parent entity unitholders was $1.20 (2004: $0.80) per fully paid unit.

Significant changes in the state of affairs

Significant changes in the state of affairs of Australand Property Trust during the financial year were as follows:

- In October, the merger with Australand Property Trust No.4 and Australand Property Trust No.5 was completed, adding approximately $400 million of investment properties.
- Hybrid equity of $275.0 million was raised through the issue of Australand Subordinated Step-up Exchangeable Trust Securities (ASSETS) - $178.8 million was received from the first instalment in September, with the final instalment of $96.2 million due on 31 March 2006.

There were no other significant changes in the state of affairs of Australand during the financial year.

Events subsequent to balance sheet date

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity in future financial years, the results of those operations in future financial years or the state of affairs of the consolidated entity in future financial years.

Likely developments and expected results of operation

The Directors believe it would be prejudicial to the interests of the consolidated entity to make any disclosure.

Environmental regulation

The consolidated entity, as owner of properties in the Trust, regularly monitors its environmental exposures to ensure that it has complied with environmental regulations. The directors are not aware of any breaches of environmental regulations during the year covered by this report.

Distributions

Distributions paid or declared by the Directors since the end of the previous financial year were:

Type	Distribution per unit	Total amount $'000	Date of payment
Distribution	2.15 cents	18,149	2 February 2005
Distribution	1.80 cents	15,645	4 May 2005
Distribution	1.70 cents	14,839	3 August 2005
Distribution	1.60 cents	13,967	4 November 2005
Distribution	2.00 cents	17,464	8 February 2006

Subsequent to the end of the financial year, a distribution for the December 2005 quarter of 2.0 cents per unit was declared on 6 February 2006 and paid on 8 February 2006. Distributions for the December quarter 2005 by the Trusts were tax deferred to the following estimated amounts:

Australand Property Trust:	27%
Australand Property Trust No.4:	53%
Australand Property Trust No.5:	93%

Units on issue

During the year, 26,915,012 ordinary units were issued by the Trust through the Distribution Reinvestment Plan and the exercise of options.

The number of units in the Trust as at the end of the financial year consists of 865,853,079 ordinary units.

The consolidated entity had total assets valued at $1,474,715,000 as at 31 December 2005. The basis for valuation of the consolidated entity's assets is disclosed in note 1 to the financial statements.

The Trust neither acquired nor cancelled any units on issue during the period including up to the date of this directors' report.

Directors' benefits and interests in contracts

Since the end of the previous financial year, no director or an associate of a director, has received or become entitled to receive a benefit (other than a benefit included in the total amount of emoluments received or due and receivable by directors or their associates shown in the consolidated financial statements) because of a contract that the director, or a firm of which the director is a member, or an entity in which the director has a substantial interest has made (during that, or any other, financial period) with the Trust or an entity that it controlled, or a body corporate that was related to the consolidated entity when the contract was made or when the director or associate received or became entitled to receive the benefit.

Directors' and officers indemnity insurance

Australand Property Trust

Article 18 of the Trust's constitution provides:

The Manager is entitled to be indemnified out of the assets of the Trust for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust. To the extent permitted by the Corporations Act 2001, this indemnity includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Manager. This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed from the office it holds in relation to the Trust.

Australand Property Limited in its capacity as the Responsible Entity of Australand Property Trust has executed deeds of access, insurance and indemnity in terms of Article 18 in favour of each director of the responsible entity.

Australand Property Trust No.4

Article 19 of Australand Property Trust No.4's constitution provides:

The Manager is entitled to be indemnified out of the assets of the Trust for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust. To the extent permitted by the Corporations Act 2001, this indemnity includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Manager. This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed from the office it holds in relation to the Trust.

Australand Investments Limited in its capacity as the responsible entity of Australand Property Trust No.4 has executed deeds of access, insurance and indemnity in terms of Article 19 in favour of each director of the Company.

Australand Property Trust No.5

Article 20 of Australand Property Trust No.5's constitution provides:
The Manager is entitled to be indemnified out of the assets of the Trust for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust. To the extent permitted by the Corporations Act 2001, this indemnity includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Manager. This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed from the office it holds in relation to the Trust.

Australand Investments Limited in its capacity as the responsible entity of Australand Property Trust No.5 has executed deeds of access, insurance and indemnity in terms of Article 20 in favour of each director of the Company.

Past employment with external auditor

Mr. David Craig, Chief Financial Officer, previously held a position as a partner of the Group's external auditor, PricewaterhouseCoopers. Mr Craig was not involved in any aspect of the audit of the Group during his time as a partner of PricewaterhouseCoopers. Mr. Craig resigned from PricewaterhouseCoopers in September 2002.

Non audit services

Details of the non-audit services undertaken by the Trust's external auditor, PricewaterhouseCoopers, including the amounts paid or payable to the external auditor for non-audit services, are set out below and in Note 3 to the financial statements.

In accordance with advice received from the Audit Committee, the directors are satisfied that the provision of non-audit services during the year to 31 December 2005 by the external auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are so satisfied because the Audit Committee has, having regard to auditor independence requirements of applicable laws, rules and regulations, concluded that in respect of each non-audit service that the provision of such service would not impair the independence of the external auditor.

	Consolidated		**The Trust**	
	31 December 2005 $'000	31 December 2004 $'000	**31 December 2005 $'000**	31 December 2004 $'000
AUDITOR'S REMUNERATION				
During the year, the following amounts were paid to the auditor of the Trust and its related practices:				
Assurance services				
Audit services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**170**	60	**-**	-
Total remuneration for audit services	**170**	60	**-**	-
Other assurance services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Investigating accountant's report	**100**	-	**-**	-
Compliance plan audit services	**15**	18	**-**	-
Total remuneration for other assurance services	**115**	18	**-**	-
Total auditor's remuneration	**285**	78	**-**	-

Auditor's independence declaration
A copy of the external auditor's independence declaration is set out on page 27.

Rounding of Amounts
The Trust and its controlled entities are of a kind referred to in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the Financial Report. Amounts in the Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

The following Remuneration Report is in relation to the stapled Australand Group comprising Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5. This disclosure relates to the remuneration of directors and relevant executives for the management of the group as a whole and not this specific entity.

INTRODUCTION

The Board of Directors is pleased to present the 2005 Remuneration Report to security holders. The Report summarises key compensation policies for the year ended 31 December 2005 and highlights the link between remuneration and corporate performance and provides detailed information on the compensation for directors and other key management personnel.

The Remuneration Report is set out under the following main headings:

1. Principles used to determine the nature and amount of remuneration;
2. Details of remuneration;
3. Service agreements;
4. Security based compensation; and
5. Additional information.

The information provided under sections 1 - 4 includes remuneration disclosures required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the Notes to the Financial Statements, pursuant to ASIC Class Order 06/50 and have been audited. The information in section 5 are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

1. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION

1.1 Remuneration Committee

The Remuneration Committee advises the Board on compensation policies and practices generally, and makes specific recommendations on compensation packages and other terms of employment for non-executive directors, executive directors and other senior executives.

The Remuneration Committee operates under the delegated authority of the Board. The Remuneration Committee's Charter is available on the Corporate Governance page in the Investor Relations section of Australand's website at www.australand.com.au.

The Remuneration Committee is chaired by Mr Liew Mun Leong, President and Chief Executive Officer of CapitaLand Limited, who is not a director of Australand, and also comprises three non-executive directors namely Messrs Tham, Beerworth and Service, the last two of whom have been determined by the Board to be independent.

The responsibilities of the Remuneration Committee are to review market practices and recommend to the Board:

- remuneration policies of Australand;
- remuneration structure and levels for non-executive directors;
- remuneration packages of the Managing Director and senior executives; and
- any incentive schemes for employees of Australand.

The Remuneration Committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to engage external advisers without seeking prior approval of the Board or management.

Australand engaged external advisers during the year on matters relating to compensation policies and other executive and employee benefits. All information relevant to matters being considered by the Remuneration Committee has been made available to the Remuneration Committee.

1.2 Remuneration Principles

a) Non-executive directors

Non-executive directors' fees

Security holders in general meeting approve the aggregate pool available for the remuneration of non-executive directors. The current aggregate fee pool limit for directors' fees payable to non-executive directors of $1,200,000 p.a. was approved by security holders at the 2005 Annual General Meeting.

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

Directors' fees paid to each non-executive director are agreed by the Board, based on recommendations by the Remuneration Committee. In May 2005, the Remuneration Committee commissioned an external review of non-executive director compensation by Spencer Stuart and Godfrey Remuneration Group. This review provided advice on non-executive director fees in comparator companies both in terms of market capitalisation and industry sector.

As a result of this review, the annual fees payable to non-executive directors with effect from 1 January 2006 are as follows:

- base fee of $80,000 plus additional fees of:
- $32,000 for the Chair of the Audit Committee;
- $16,000 for members of the Audit Committee;
- $40,000 for the Chair of the Risk and Compliance Committee;
- $20,000 for members of the Risk and Compliance Committee;
- $20,000, $14,000 and $7,000 for the Chair of the Remuneration Committee, Corporate Governance Committee and Nomination Committee respectively; and
- $12,000, $8,000 and $4,000 for members of the Remuneration Committee, Corporate Governance Committee and Nomination Committee respectively;

Retirement allowances for directors
Non-executive directors do not receive any retirement allowance upon their retirement from the Board.

b) Executive pay

The Board recognises that Australand's performance is dependent on the quality of its people. To successfully achieve its financial and operating objectives, Australand must be able to attract, motivate and retain highly skilled executives who are dedicated to the interests of its security holders.

Remuneration principles

Australand's compensation principles are as follows:

- competitive compensation packages are set at market levels to attract, retain and motivate executives who will effectively manage the operations of Australand;
- rewards provided to executives by way of short term incentive bonuses and long term incentive equity allotments are linked to Group and individual performance as measured by the creation of security holder value;
- bonuses and incentive payments are based on the achievement of pre-agreed and approved financial and non-financial performance criteria; and
- full transparent disclosure of relevant executive's compensation.

Remuneration structure

Australand's compensation structure is designed to strike an appropriate balance between the fixed (**F**) and variable (**V**) components of remuneration. Variable compensation is tied to the performance of the Group and the individual and is entirely at risk.

The compensation of the Managing Director and other key management personnel and other staff members is comprised of payments and/or allocations under the following categories:

- short term employee benefits which includes cash salary (F), short term (cash) bonuses (V), annual leave (F) and other incidental benefits (F);
- post employment benefits comprising superannuation contributions (F);
- long term employee benefits including long service leave (F);
- termination benefits as defined in individual employment contracts and as required by law (F); and
- security based payments in the form of loans for purchase of securities and options granted (V).

Australand's policy is to pay variable remuneration at median levels for target performance, while providing the opportunity for an amount above the median for exceptional performance.

Executive compensation and other terms of employment are reviewed annually by the Remuneration Committee, having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice.

Details of each category are set out below:

Short term employee benefits

Short term benefits comprise:

- cash salary - this is set at a level to attract and retain suitably qualified people to the Group. The salaries are benchmarked to market and reviewed annually by the Remuneration Committee, taking account of market conditions, external surveys and advice, skills availability and Group and individual performance.
- short term bonuses - are awarded for the achievement of stretch financial or non-financial objectives. These objectives are defined each year and assess performance where relevant against occupational health safety & environmental, financial, business development and efficiency, and people development targets. Weightings are applied to each objective to reflect their relative importance.

  The performance targets and reward levels are reviewed by senior executives and the Managing Director and are approved by the Remuneration Committee. The pool from which bonuses are paid is approved by the Remuneration Committee following an assessment of Australand's financial performance (Economic Value Added) for the previous 12 months and comparison to the previous year's performance. Failure to achieve against these metrics may result in no bonus pool being approved by the Remuneration Committee.

  Bonuses are paid in March of the year following the year in which they were earnt, with 20% of the short-term bonus payments for the Managing Director, Executive General Managers and the Chief Financial Officer being deferred and paid in equal amounts over the following three years. The bonuses for the 2005 financial year (paid in March 2006) are included in the compensation tables in this report. These bonus amounts include one third of the deferred 20% bonus payment from the 2004 financial year for relevant executives.

  There are specific short-term bonuses for sales and acquisition staff based on sale of land and dwellings or the sale or lease of commercial premises. These are enacted under standard industry practice and are defined at the time the relevant executive commences employment; and
- other incidental benefits include:
  - provision of car parking spaces at office locations;
  - payment of death and total and permanent disablement and salary continuance insurance premiums for staff members; and
  - other minor benefits to provide staff with access to counselling and reimburse superannuation fees in the Australand superannuation plan.

Post employment benefits

Australand provides retirement and superannuation benefits for its employees including senior executives.

All salaried employees have the opportunity to direct their superannuation to a fund of their choice as required by Federal legislation. Australand has a superannuation plan with BT Lifetime Super for all employees who do not wish to exercise choice.

The Australand Superannuation Plan is part of the BT Lifetime Super Employer Plan (Master Trust). BT administers the plan, which offers Australand employees a wide range of benefits including:

- a large number of investment options from a range of different fund managers;
- online access for members;
- the flexibility to make additional personal contributions;
- insurance options (death and total and permanent disablement as well as salary continuance insurance);
- the option for spouse membership; and
- a rollover service to enable employees to consolidate their superannuation accounts.

Australand contributes 9% of salary in line with Superannuation Guarantee requirements. In addition, Australand contributes an amount over and above this legislated amount to cover the cost of death and total and permanent disablement and salary continuance insurance premiums for all salaried staff and BT member fees for members of the BT scheme.

Long-term employee benefits

To date, Australand has not had a long term incentive plan other than the Australand Employee Securities Ownership Plan (**ESOP**), the details of which are set out below under share-based payments. A review is underway at the time of preparing this report to introduce vesting periods and specific Total Security Holders Return hurdles which must be achieved prior to accessing entitlements under the ESOP, thus strengthening the link between long term performance of the Group and employee reward.

Termination benefits

Termination benefits (which are payable if the executive's employment is terminated by the Group) for the Managing Director, other key management personnel and other executives are provided for in their respective contracts of employment, details of which are set out in section 3 Service Agreements.

Security based payments

There are four different schemes in this category of compensation, not all of which are accessible by all employees. Three of these can be classed as equity-settled security based schemes, namely:

a) Australand Employee Securities Ownership Plan;

b) Options over Australand securities (no longer issued as from 2002 onwards); and

c) Options issued by CapitaLand Limited (no longer issued as from 2006 onwards).

Another scheme is classed as a cash-settled share-based scheme, being:

d) Shadow Scheme for the Managing Director.

Details of each of these schemes are as follows:

Australand Employee Securities Ownership Plan (ESOP)

The purpose of the Australand ESOP is to:

- reward employees for past performance; and
- enable employees to participate in the growth and future profitability of the Group as a security holder.

The plan offers a five year, interest free, limited recourse loan to enable employees to purchase Australand stapled securities. During this five year period, the loan will be partly repaid by distributions on the securities held.

Employees are eligible to participate subject to the following:

- permanent employment (full or part time);
- at least six months' service; and
- satisfactory performance.

The total number of securities available for allocation is determined by the Remuneration Committee in February each year, based on Group performance in the preceding year. The number of securities for each individual allocation is based on seniority and individual performance.

Options over Australand securities

Options over unissued Australand Holdings Limited ordinary shares were last issued in March 2002 to employees under the terms of the Australand Share Option Scheme (**Option Scheme**). As part of the Stapling Proposal in 2003, the terms of the options were changed whereby they are now exercisable over Australand stapled securities.

No options over unissued Australand stapled securities have been granted since March 2002, nor were any granted during the financial year, nor since the end of the financial year.

Options issued by CapitaLand Limited

CapitaLand Limited has issued share options over its shares to a number of Australand directors, other key management personnel and other executives. Details of these commence on page 20.

Shadow Scheme for the Managing Director

This scheme provides for payment on retirement of an amount equal to the aggregate incremental value of 200,000 stapled securities allotted annually from 2003 until retirement, including the aggregate value of distributions payable, had such securities been allotted annually at the time of allotment of securities under the Australand ESOP. The number of securities will be pro-rated in the year of retirement.

2. DETAILS OF REMUNERATION

Details of the remuneration of the directors and other key management personnel of the Company and Australand are set out in the following tables.

The key management personnel of the Parent Entity and Australand are the directors identified on page 2 of the Directors' Report and the following executives, who are also included in the category of the five highest paid executives of the Parent Entity and Australand:

Name	Position	Date of appointment to role
Peter Denis Burke	Executive General Manager, Residential	8 March 2004
John Antony Thomas	Executive General Manager, Commercial and Industrial	1 June 2003
David Paul Craig	Chief Financial Officer	22 September 2003

The compensation of other executives who are also included in the category of the five highest paid executives of the Parent Entity and/or Australand (as set out in the following table) but who are not considered key management personnel of either the Parent Entity or Australand is shown separately.

All key management personnel (other than the directors) are employed by Rylehall Pty Limited, a wholly owned controlled entity of Australand Holdings Limited.

Notes to the table on the following page:

1. Mr Hennessy's incentive award paid in 2005 comprises $162,395 relating to, but not accrued in 2004 and $313,059 relating to 2005 performance.
2. 20% of these short term bonuses were deferred and will be paid in equal amounts in March 2006, 2007 and 2008.
3. Other benefits comprise death and permanent disability and salary continuance insurance premiums and increases in accruals for annual leave.
4. These bonuses will have 20% deferred, to be paid in equal amounts in March 2007, 2008 and 2009 .
5. Other Long Term Employee Benefits include the increase in accrual for long service leave.
6. Paul Isherwood was appointed to the Board on 15 December 2005.
7. ESOP reflects AIFRS adjustments in current year and does not reflect actual benefits received.
8. Please note that comparative figures for 2004 set out in the attached table may not agree to the disclosures in 2004 Annual report due to the different disclosure requirements under AASB124 Related Party Disclosures, as opposed to the disclosure requirements under AASB1046 Directors and Specified Executive disclosures which was applicable in 2004.

Name	Year	Short-term Employee Benefits				Post Employment Benefits (Superannuation) $	Other Long-term employee benefits [5] $	Termination Benefits $	Security based Payments				Total
		Directors' Fees/ Cash Salary $	Short-term cash bonus $	Non-Monetary Benefits $	Other Benefits [3] $				ESOP' $	Australand Options $	CapitaLand Limited Options $	Other $	$
Non-executive directors													
Tham Kui Seng (Chairman)	2005	142,000	-	-	-	-	-	-	-	-	-	-	142,000
	2004	142,000	-	-	-	-	-	-	-	-	-	-	142,000
Jim Service (Deputy Chairman)	2005	162,000	-	-	-	-	-	-	-	1,602	22,321	-	185,923
	2004	162,000	-	-	-	-	-	-	-	3,871	17,408	-	183,279
Bill Beerworth	2005	151,810	-	-	-	-	-	-	-	1,602	12,526	-	165,938
	2004	137,750	-	-	-	-	-	-	-	3,871	10,445	-	152,066
Winston Choo	2005	80,000	-	-	-	-	-	-	-	1,602	12,526	-	94,128
	2004	75,000	-	-	-	-	-	-	-	3,871	10,445	-	89,316
Ian Hutchinson	2005	137,590	-	-	-	13,383	-	-	-	1,602	12,526	-	164,101
	2004	138,750	-	-	-	12,488	-	-	-	3,871	10,445	-	165,554
Paul Isherwood [6]	2005	-	-	-	-	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-	-	-	-	-
Kee Teck Koon	2005	65,000	-	-	-	-	-	-	-	-	-	-	65,000
	2004	49,985	-	-	-	-	-	-	-	-	-	-	49,985
Lui Chong Chee	2005	86,000	-	-	-	-	-	-	-	-	-	-	86,000
	2004	82,250	-	-	-	-	-	-	-	-	-	-	82,250
Sub total Non-executive directors	2005	824,400	-	-	-	12,383	-	-	-	6,408	59,899	-	903,090
	2004	787,735	-	-	-	12,488	-	-	-	15,484	48,743	-	864,450
Executive director													
Brendan Crotty (Managing Director)	2005	754,142	646,864 [4]	-	7,903	100,573	26,847	-	-	12,813	44,643	99,000	1,692,785
	2004	723,983	500,000 [2]	-	19,281	97,858	28,401	-	-	30,967	34,816	58,000	1,493,306
Other key management personnel													
Peter Burke	2005	538,000	400,000 [4]	-	7,526	48,440	13,713	-	70,588	2,627	27,219	-	1,108,113
	2004	435,022	350,000 [2]	-	30,157	39,152	22,669	-	8,454	6,348	16,555	-	908,357
John Thomas	2005	508,184	300,000 [4]	-	20,609	11,862	9,256	-	56,470	-	27,219	-	933,600
	2004	488,706	200,000 [2]	-	2,996	11,294	8,454	-	12,506	-	20,890	-	744,846
David Craig	2005	477,064	225,000 [4]	-	-	42,936	8,336	-	56,470	-	27,219	-	837,025
	2004	458,716	200,000 [2]	-	8,918	41,284	7,657	-	4,403	-	15689	-	736,667
Totals for each component	2005	3,101,790	1,571,864		36,038	216,194	58,152		183,528	21,848	186,199	99,000	5,474,613
	2004	2,894,162	1,250,000		61,352	202,076	67,181		25,363	52,799	136,693	58,000	4,747,626
Totals by category	2005	4,709,692				216,194	58,152			490,575			5,474,613
	2004	4,205,514				202,076	67,181			272,855			4,747,626

Others in the category of five highest paid executives but who are not other key management personnel													
Phil Beale	2005	479,252	150,000	-	-	40,748	9,807	-	56,470	4,004	27,219	-	767,500
	2004	460,018	175,000	-	-	39,982	12,351	-	11,375	9,677	20,023	-	728,426
Ross Hennessy [1]	2005	288,184	475,454	-	22,167	11,862	6,394	-	26,445	2,402	8,431	-	841,339
	2004	260,210	140,013	-	6,742	11,294	4,786	-	2,844	5,806	5,326	-	437,021

The time of Messrs Tham, Kee and Lui was made available by CapitaLand Limited. None of these directors were personally paid any director's fees but these amounts above were paid to CapitaLand Limited in respect of these services.

The time of Mr J G Service was made available by J G Service Pty Limited. Mr Service is not personally paid any director's fees. The amounts paid to J G Service Pty Limited, in respect of those services, are included in the above figures.

The time of Mr W J Beerworth was made available by Beerworth and Partners Limited. Mr Beerworth is not personally paid any director's fees. The amounts paid to Beerworth and Partners Limited, in respect of those services, are included in the above figures.

3. SERVICE AGREEMENTS

The Managing Director and other key management personnel of the Parent Entity and Australand have letters of appointment which provide for the provision of performance related cash bonuses, participation, when eligible, in the Australand Employee Securities Ownership Plan, and other benefits. The major provisions of the respective letters of appointment are set out below:

Mr Brendan Crotty, *Managing Director*

- Base salary, inclusive of superannuation, of $950,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 100% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - payment on retirement of an amount equal to the aggregate incremental value of 200,000 stapled securities allotted annually from 2003 until retirement, including the aggregate value of dividends/distributions payable, had such securities been allotted annually at the time of allotment of securities under the Australand ESOP. The number of securities will be pro-rated in the year of retirement.
- Termination benefits - three months' notice or payment in lieu of notice plus a severance payment equivalent to six months' salary.

Mr Peter Burke, *Executive General Manager, Residential*

- Base salary, inclusive of superannuation, of $650,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 125,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one month's notice or payment in lieu of notice.

Mr John Thomas, *Executive General Manager, Commercial and Industrial*

- Base salary, inclusive of superannuation, of $625,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 100,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one month's notice or payment in lieu of notice plus a payment of $175,000.

Mr David Craig, *Chief Financial Officer*

- Base salary, inclusive of superannuation, of $600,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 100,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one month's notice or payment in lieu of notice plus a severance payment of four months' salary plus an additional month's salary for each year of service from 1 January 2005 to a maximum of six months' salary.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

4. SECURITY BASED COMPENSATION

4.1 Australand Options

Options outstanding as at the date of this report are as follows:

No. of options as at 1 Jan 05	No. of options exercised during year	No. of options lapsed during year	No. of options as at 31 Dec 05	No. of options exercised since 31 Dec 05	No. of options lapsed since 31 Dec 05	No. of options as at date of this report	Exercise price [1]	Expiry date
2,395,000	245,100	294,250	1,855,650	33,900	-	1,821,750	$1.57	13 Mar 08 to 13 Mar 11

1. The exercise price was amended from $1.61 to $1.58 as a result of the $225 million capital raising in December 2003 and amended further to $1.57 as a result of the $164 million capital raising in June 2004.

Under the terms of the Option Scheme, all options that are not exercised lapse on their expiry date, being five years after their vesting date. Options will also lapse on termination of the option holder's employment (excluding death of the holder) or on the holder being declared bankrupt.
Option holders have no right to participate in any issue of new stapled securities by Australand. If there is any variation in Australand stapled securities such as by way of a capital raising, reduction, sub division or consolidation, then the number of stapled securities, which may be acquired on the exercise of any option, and the exercise price will be adjusted as appropriate.

No amounts are unpaid on any of the stapled securities issued as a result of the exercise of these options.

Valuation

The value of Australand options shown in the table of compensation for directors and key management personnel set out above has been based on valuations obtained from a Black Scholes option pricing model. The key inputs to the model were:

- strike price - $1.57;
- volatility - 23%;
- risk free interest rate - 6%;
- dividend/distribution yield - 7.5%;
- grant date - March 2002;
- vesting periods - options vested 25% per annum from March 2003; and
- vesting conditions - options only vest if the director/employee is employed at the relevant vesting date.

The value of each tranche of options has been separately calculated and as at 31 December 2005 has been recognised as follows:

- tranche vesting March 2003 - 100%;
- tranche vesting March 2004 - 100%;
- tranche vesting March 2005 - 100%; and
- tranche vesting March 2006 - 75%.

The remaining value of the options will amortise over the period to 31 March 2006.

Options held

The number of options over Australand stapled securities held by each director, other key management personnel and other executives, are set out below:

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

Directors

Name	Balance at start of year	Vested at start of year	Vested during year	Date Exercised	Exercised during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-		-	-	-
Jim Service	37,500	12,500	12,500	22/9/05	25,000	12,500	-
Bill Beerworth	50,000	25,000	12,500	-	-	50,000	37,500
Brendan Crotty	400,000	200,000	100,000	-	-	400,000	300,000
Winston Choo	50,000	25,000	12,500	-	-	50,000	37,500
Ian Hutchinson	37,500	12,500	12,500	-	-	37,500	25,000
Paul Isherwood	-	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-	-

Other key management personnel

Name	Balance at start of year	Vested at start of year	Vested during year	Date Exercised	Exercised during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	41,000	20,500	23/11/05	20,500	61,500	41,000
John Thomas	-	-	-	-	-	-	-
David Craig	-	-	-	-	-	-	-

Other executives included in the category of five highest paid executives but who are not other key management personnel

Name	Balance at start of year	Vested at start of year	Vested during year	Date Exercised	Exercised during year	Balance at end of year	Vested and exercisable at end of year
Phil Beale	125,000	62,500	31,250	-	-	125,000	93,750
Ross Hennessy	75,000	37,500	18,750	-	-	75,000	56,250

Stapled securities issued on exercise of options

Details of Australand stapled securities issued as a result of the exercise of options during the year by any director or other key management personnel are set out below:

Directors

Name	Date of exercise of options	Number of stapled securities issued on the exercise of options during year	Amount paid per stapled security
Jim Service	22/9/05	25,000	$1.57

Other key management personnel

Name	Date of exercise of options	Number of stapled securities issued on the exercise of options during year	Amount paid per stapled security
Peter Burke	23/11/05	20,500	$1.57

4.2 CapitaLand Limited Options

CapitaLand Limited has advised that commencing 1 January 2006, CapitaLand Limited options will no longer be issued to Australand directors, other key management personnel or other executives.

References to options over CapitaLand Limited shares in this report relate to CapitaLand Limited options granted to Australand employees in their capacity as directors and executives of Australand. There were 2,304,150 options outstanding at the end of the period. The weighted average share price during the year was $2.78 (2004: $1.78). The weighted average remaining contractual life of share options outstanding at the end of the period was 6.7 years.

The options that have been issued in prior years may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plan rules as follows:

Vesting schedule	% of shares over which an option is exercisable
On or before the 1st anniversary of the date of grant	-
On or after the 1st but before the 2nd anniversary of the date of grant	25
On or after the 2nd but before the 3rd anniversary of the date of grant	50
On or after the 3rd but before the 4th anniversary of the date of grant	75
On or after the 4th anniversary of the date of grant but:	100

a) in the case of an option granted to a Group Executive or a Parent Group Executive, before the 10th anniversary of the date of grant; and

b) in the case of an option granted to a Non-Executive Director or an Associated Company Executive, before the 5th anniversary of the date of grant.

Details of the various allocations of CapitaLand Limited options are as follows:

ALLOCATION	GRANT DATE	EXERCISE PERIOD	VESTING SCHEDULE 2	EXERCISE PRICE 1
2000 1st allocation	24/11/2000	5/8/2001 - 3/8/2005	25% per year	S$2.06
2000 2nd allocation	24/11/2000	5/8/2001 - 3/8/2010	25% per year	S$1.88
2001	18/6/2001	19/6/2002 - 16/6/2011	25% per year	S$1.85
2002 allocation	10/5/2002	11/5/2003 - 10/5/2012	25% per year	S$1.19
2003 1st allocation	28/2/2003	1/3/2004 - 28/2/2013	25% per year	S$1.00
2003 2nd allocation	29/8/2003	30/8/2004 - 29/8/2013	25% per year	S$1.00
2004	27/2/2004	28/2/2005 - 27/2/2014	25% per year	S$1.20
2005 1st allocation	25/2/2005	26/2/2006 - 25/2/2015	25% per year	S$2.45
2005 2nd allocation	26/8/2005	27/8/2006 – 26/8/2015	25% per year	S$2.88

1. Adjustments to unexercised share options were made to compensate for the changes in value of the options arising from CapitaLand Limited capital reduction and distribution in specie of units in CapitaCommercial Trust to existing shareholders during 2004. Where the exercise price could not be fully adjusted due to the constraint of the par value of S$1.00, additional share options were granted.
2. The vesting schedule for directors is 50% per year from 2003 onwards

The value of CapitaLand Limited options shown in the table of compensation for directors and other key management personnel and other executives set out above has been based on valuations obtained from a Black Scholes option pricing model. The key inputs to the model were:

- strike prices - as set out above;
- volatility – 27.6%;
- risk free interest rate – 3.14%;
- dividend yield – 2.67%;
- grant date - as set out above;
- vesting periods - as set out above; and
- vesting conditions - options only vest if the director/employee is employed at the relevant vesting date.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

The value of each tranche of options has been separately calculated and as at 31 December 2005 has been recognised as follows:

- tranche vesting 2001 - 100%;
- tranche vesting 2002 - 100%;
- tranche vesting 2003 - 100%;
- tranche vesting 2004 - 100%; and
- tranche vesting 2005 - 100%.

Options held

The number of options over CapitaLand Limited shares held by each director and other key management personnel is set out below:

Directors

Name	Grant Date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Tham Kui Seng 1	-	-	-	-	-	-	-	-
Jim Service 2	18/6/2001	50,000	-	37,500	12,500	12,500	25%	12,500
	10/5/2002	50,000	-	37,500	12,500	12,500	25%	0
	28/2/2003	66,000	-	55,400	33,000	10,600	50%	10,600
	27/2/2004	50,000	-	-	25,000	50,000	50%	25,000
	25/2/2005	-	40,000	-	-	40,000	50%	-
Brendan Crotty	24/11/2000	42,000	-	-	10,500	42,000	25%	42,000
	18/6/2001	100,000	-	-	25,000	100,000	25%	100,000
	10/5/2002	100,000	-	-	25,000	100,000	25%	75,000
	28/2/2003	126,000	-	-	31,500	126,000	25%	63,000
	27/2/2004	100,000	-	-	25,000	100,000	25%	25,000
	25/2/2005	-	80,000	-	-	80,000	25%	-
Bill Beerworth	18/6/2001	30,000	-	-	7,500	30,000	25%	30,000
	10/5/2002	30,000	-	-	7,500	30,000	25%	22,500
	28/2/2003	39,600	-	-	19,800	39,600	50%	39,600
	27/2/2004	30,000	-	-	15,000	30,000	50%	15,000
	25/2/2005	-	20,000	-	-	20,000	50%	-
Winston Choo	24/11/2000	60,000	-	60,000	-	-	25%	-
	18/6/2001	30,000	-	30,000	7,500	-	25%	-
	10/5/2002	30,000	-	22,500	7,500	7,500	25%	-
	28/2/2003	39,600	-	39,600	19,800	-	50%	-
	27/2/2004	30,000	-	15,000	15,000	15,000	50%	-
	25/2/2005	-	20,000	-	-	20,000	50%	-
Ian Hutchinson	10/5/2002	30,000	-	-	7,500	30,000	25%	22,500
	28/2/2003	39,600	-	-	19,800	39,600	50%	39,600
	27/2/2004	30,000	-	-	15,000	30,000	50%	15,000
	25/2/2005	-	20,000	-	-	20,000	50%	-
Paul Isherwood	-	-	-	-	-	-	-	-
Kee Teck Koon 1	-	-	-	-	-	-	-	-
Lui Chong Chee 1	-	-	-	-	-	-	-	-

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

1. These directors hold CapitaLand Limited options in their capacity as an executive of CapitaLand and not in their capacity as a director of Australand.

2. Mr. Service holds additional CapitaLand Limited options but not in his capacity as a director of Australand.

Other key management personnel

Name	Grant Date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Peter Burke	24/11/2000	20,000	-	20,000	-	-	25%	-
	18/6/2001	25,000	-	25,000	6,250	-	25%	-
	10/5/2002	10,000	-	7,500	2,500	2,500	25%	-
	28/2/2003	12,600	-	6,300	3,150	6,300	25%	-
	18/3/2004	60,000	-	15,000	15,000	45,000	25%	-
	25/2/2005	-	50,000	-	-	50,000	25%	-
John Thomas	28/2/2003	64,800	-	-	16,200	64,800	25%	32,400
	27/2/2004	60,000	-	-	15,000	60,000	25%	15,000
	25/2/2005	-	50,000	-	-	50,000	25%	-
David Craig	27/2/2004	60,000	-	-	15,000	60,000	25%	15,000
	25/2/2005	-	50,000	-	-	50,000	25%	-

Other executives included in the category of five highest paid but who are not other key management personnel

Name	Grant Date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Phil Beale	24/11/2000	30,000	-	-	-	30,000	25%	30,000
	18/6/2001	50,000	-	-	12,500	50,000	25%	50,000
	10/5/2002	50,000	-	-	12,500	50,000	25%	37,500
	28/2/2003	63,000	-	-	15,750	63,000	25%	31,500
	18/3/2004	60,000	-	-	15,750	60,000	25%	15,000
	25/2/2005	-	50,000	-	-	50,000	25%	-
Ross Hennessy	29/8/2003	16,200	-	-	4,050	16,200	25%	8,100
	27/2/2004	15,000	-	-	3,750	15,000	25%	3,750
	25/2/2005	-	20,000	-	-	20,000	25%	-

Shares issued on exercise of options

Details of CapitaLand shares issued as a result of the exercise of options during the year by any director or key management personnel are set out below:

Directors

Name	Date of exercise of options	Number of shares issued on the exercise of options	Amount paid per share S$
Jim Service	10/8/2005	37,500	2.02
	10/3/2005	25,000	1.32
	10/8/2005	12,500	1.32
	10/3/2005	33,000	1.00
	10/8/2005	22,400	1.00
Winston Choo	24/11/2000	60,000	2.06
	27/4/2005	22,500	2.02
	21/9/2005	7,500	2.02
	8/9/2004	15,000	1.32
	21/9/2005	7,500	1.32
	8/9/2004	19,800	1.00
	21/9/2005	19,800	1.00
	21/9/2005	15,000	1.33

Other key management personnel

Name	Date of exercise of options	Number of shares issued on the exercise of options	Amount paid per share S$
Peter Burke	12/8/2005	20,000	1.88
	13/10/2005	25,000	1.85
	24/6/2005	7,500	1.19
	16/5/2005	6,300	1.00
	19/7/2005	15,000	1.14

No other executives included in the category of five highest paid executives but who are not other key management personnel exercised any options during the year.

4.3 Australand Employee Securities Ownership Plan

No directors, including the Managing Director, participate in the Australand Employee Securities Ownership Plan (ESOP).

Details of Australand stapled securities issued under the Australand ESOP and the related loan balances are set out below:

2005 Offer: issued 24 March 2005 at a strike price of $1.80 per stapled security

2004 Offer: issued 21 June 2004 at a price of $1.63 per stapled security

2003 Offer: issued 31 December 2003 at a price of $1.61 per stapled security

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2005

Other key management personnel

Name	Number of stapled securities issued in Dec 03	Number of stapled securities issued in Jun 04	Number of stapled securities issued in Mar 05	Number of stapled securities disposed of during year	Balance stapled securities held at end of year	Value of stapled securities issued $	Loan balance at start of year $	Loan repayments during year $	Movement in loan balance during year $	Balance of loan at end of year $
Peter Burke	50,000	100,000	125,000	-	275,000	468,500	232,983	25,838	225,000	432,145
John Thomas	100,000	100,000	100,000	-	300,000	504,000	308,166	29,250	180,000	458,916
David Craig	-	100,000	100,000	-	200,000	343,000	157,800	18,525	180,000	319,275

Other executives included in the category of five highest paid executives but who are not other key management personnel

Name	Number of stapled securities issued in Dec 03	Number of stapled securities issued in Jun 04	Number of stapled securities issued in Mar 05	Number of stapled securities disposed of during year	Balance stapled securities held at end of year	Value of stapled securities issued $	Loan balance at start of year $	Loan repayments during year $	Movement in loan balance during year $	Balance of loan at end of year $
Phil Beale	100,000	100,000	100,000	200,000	100,000	180,000	150,366	158,166	180,000	172,200
Ross Hennessy	50,000	50,000	50,000	-	150,000	252,000	154,083	14,625	90,000	229,458

4.4 Security holdings

The number of Australand stapled securities held during the financial year by each director, other key management personnel and other executives is set out below:

Directors

Name	Balance at start of year	Received during the year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	25,000	-	225,000
Bill Beerworth	3,876	-	-	3,876
Brendan Crotty	815,243	-	28,864	844,107
Winston Choo	-	-	-	-
Ian Hutchinson	54,415	-	2,761	57,176
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

Name	Balance at start of year	Received during the year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	150,000	20,500	125,000	295,500
John Thomas	200,000	-	100,000	300,000
David Craig	249,818	-	150,182	400,000

Other executives included in the category of five highest paid executives but who are not other key management personnel

Name	Balance at start of year	Received during the year on exercise of options	Other changes during year	Balance at end of year
Phil Beale	100,000	-	-	100,000
Ross Hennessy	100,000	-	50,000	50,000

5. ADDITIONAL INFORMATION [Unaudited]

5.1 Loans to directors and other key management personnel

There were no loans made to any director or other key management personnel during the year nor were there any loans outstanding as at year end.

5.2 Insurance of officers

Australand has paid premiums with respect to a contract insuring the directors, secretaries and executive officers against liabilities incurred while acting as officers. The insurance contract prohibits the disclosure of the amount of the premium paid in respect of the contract. No part of the premium has been included in the details of compensation for specified directors or other key management personnel above. Information relating to the insurance contracts is set out in the Directors' Report on page 9.

5.3 Principles used to determine the nature and amount of remuneration: relationship between remuneration and Group performance

The overall level of executive compensation takes into account the performance of the Group over the past year and comparison to the previous year's performance. Over the past five years, the Group's profit after tax attributable to stapled security holders of Australand has grown at an average rate of 23% p.a, and Total Security Holder Return has grown at an average rate of 22% per annum. During the same period, average top 5 executive remuneration has grown approximately 11% per annum.

5.4 Details of remuneration: cash bonuses and options

For each cash bonus and grant of options included in the table on page 16, the percentage of that available bonus that was paid or options that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria are set out below:

Cash Bonus			Australand options				
Name	Paid %	Forfeited %	Year Granted	Vested %	Financial Year in which options will vest	Minimum total of grant yet to vest	Maximum total value of grant yet to vest
Brendan Crotty	75.7	24.3	2002	75	2006	100,000	157,000
Peter Burke	98.8	1.2	2002	75	2006	20,500	32,185
John Thomas	85.5	14.5	-	-	-	-	-
David Craig	64.1	35.9	-	-	-	-	-

5.5 Security based compensation: options

Further details relating to options are set out below:

Name	A Remuneration consisting of options	B Value at grant date	C Value at exercise date	D Value at lapse date	E Total of columns B-D
Tham Kui Seng	-	-	-	-	-
Jim Service	0.9	-	9,750	-	9,750
Bill Beerworth	1.0	-	-	-	-
Brendan Crotty	0.8	-	-	-	-
Winston Choo	1.7	-	-	-	-
Ian Hutchinson	1.0	-	-	-	-
Paul Isherwood	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-
Peter Burke	0.2	-	9,430	-	9,430
John Thomas	-	-	-	-	-
David Craig	-	-	-	-	-

A = the percentage of the value of remuneration consisting of options

B = the value at grant date calculated in accordance with AASB 2 *Share based Payments* of options granted during the year as part of remuneration.

C = the value at exercise date of options that were granted as part of remuneration and were exercised during the year.

D = the value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

Dated at Sydney this 23rd day of February 2006.

Signed in accordance with a resolution of the directors.

Tham Kui Seng
Chairman

Brendan Patrick Crotty
Managing Director





PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the audit of Australand Property Trust for the year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Australand Property Trust and the entities it controlled during the year.

Matthew Lunn
Partner
PricewaterhouseCoopers

Sydney
23 February 2006

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

INCOME STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated		Trust	
		2005 $'000	2004 $'000	2005 $'000	2004 $'000
Rental income		62,185	43,931	3,710	-
Recoverable outgoings		8,808	7,341	481	-
Interest		6,972	10,926	6,015	10,616
Loan establishment and security fees received		8,249	5,213	5,654	5,213
Distributions received		527	431	46,224	42,181
Total revenue		86,741	67,842	62,084	58,010
Rates, taxes and other property outgoings		10,701	8,046	556	-
Borrowing costs		3,212	2,076	4,084	11
Trust management fees		1,621	782	-	-
Stapling costs		-	-	3,161	-
Other expenses		1,589	-	291	28
Total expenses		17,123	10,904	8,092	39
Net gains on sale of investment property		1,611	4,014	-	-
Net gains from fair value adjustments on investment property		57,509	-	3,850	-
Net profit		128,738	60,952	57,842	57,971
Net profit attributable to minority interests		3,197	2,981	-	-
Net profit attributable to ASSETS Hybrid equity holders		4,157	-	-	-
		121,384	57,971	57,842	57,971
Attributable to:					
Equity holders of Australand Property Trust		115,765	57,971	57,842	57,971
Equity holders of other stapled entities (minority interest):					
- Australand Property Trust No.4 (APT4)		4,145	-	-	-
- Australand Property Trust No.5 (APT5)		1,474	-	-	-
		121,384	57,971	57,842	57,971
Earnings per unit – Australand Property Trust					
Basic earnings per unit	16	13.4 cents	7.5 cents		
Diluted earnings per unit	16	13.3 cents	7.5 cents		
The above income statements should be read in conjunction with the accompanying notes, including note 16 which presents the following earnings per unit for profit attributable to the stapled equity holders:					
Basic earnings per unit - including APT 4 & APT 5	16	14.1 cents	7.5 cents		
Diluted earnings per unit - including APT 4 & APT 5	16	14.0 cents	7.5 cents		

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

BALANCE SHEETS
AS AT 31 DECEMBER 2005

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Trust 2005 $'000	Trust 2004 $'000
Current Assets					
Cash and cash equivalents	19	7,666	3,203	4,026	272
Receivables	4	108,395	431	9,357	1,029
Other assets	6	663	993	47	-
Total Current Assets		116,724	4,627	13,430	1,301
Non-Current Assets					
Receivables	5	2,048	86,100	337	85,840
Investment properties	7	1,318,550	594,341	249,783	-
Investment property under development	8	37,393	6,779	36,352	6,779
Other financial assets	9	-	-	568,806	564,059
Other assets	10	-	5,000	-	5,000
Total Non-Current Assets		1,357,991	692,220	855,278	661,678
Total Assets		1,474,715	696,847	868,708	662,979
Current Liabilities					
Payables	11	22,897	4,078	183,778	8,712
Interest bearing liabilities	13	338,310	-	185,724	-
Provisions	12	21,620	18,149	9,483	18,149
Total Current Liabilities		382,827	22,227	378,985	26,861
Non-Current Liabilities					
Interest bearing liabilities	13	50,000	-	-	-
Other liabilities	14	1,409	-	1,218	-
Total Non-Current Liabilities		51,409	-	1,218	-
Total Liabilities		434,236	22,227	380,203	26,861
Net Assets		1,040,479	674,620	488,505	636,118
Equity					
Equity holders of APT					
Contributed equity	15	477,291	636,042	484,087	636,042
Undistributed income	15	58,727	76	4,418	76
		536,018	636,118	488,505	636,118
Equity holders of APT4 and APT5 (minority interest)	15	185,761	-	-	-
Unit holders interest in the Australand Property Trust	15	721,779	636,118	488,505	636,118
ASSETS hybrid equity and other minority interest	18	318,700	38,502	-	-
Total Equity		1,040,479	674,620	488,505	636,118

The above balance sheets should be read in conjunction with the accompanying notes.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2005

	Consolidated		Trust	
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Total equity at the beginning of the financial year	674,620	530,281	636,118	502,015
Profit for the financial year	128,738	60,952	57,842	57,971
Total profit for the year and net expenses recorded directly in equity	128,738	60,952	57,842	57,971
Pre-acquisition reserve – APT5	992	-	-	-
Capital redemption reserve	(10,601)	-	-	-
	(9,609)	-	-	-
Transactions with equity holders:				
Contributions of equity, net of transaction costs	32,603	134,027	(151,955)	134,027
Distributions provided for or paid (note 17)	(66,071)	(57,895)	(53,500)	(57,895)
Capital distribution to stapled security holders in respect of the stapling of APT4 and APT5	(175,745)	-	-	-
Capital distribution compulsorily applied to staple APT4 and APT5 with the Australand Property Group	175,745	-	-	-
ASSETS hybrid equity and minority interest	280,198	7,255	-	-
	246,730	83,387	(205,455)	76,132
Total equity at the end of the financial year	1,040,479	674,620	488,505	636,118
Total profit for the year is attributable to:				
Equity holders of APT	115,765	57,971	57,842	57,971
Equity holders of other stapled entities (minority interest)				
- Australand Property Trust No. 4 (APT4)	4,145	-	-	-
- Australand Property Trust No. 5 (APT5)	1,474	-	-	-
Equity holders of ASSETS	4,157	-	-	-
Other minority interests	3,197	2,981	-	-
	128,738	60,952	57,842	57,971

The above statements of changes in equity should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Trust 2005 $'000	Trust 2004 $'000
Cash Flows from Operating Activities					
Receipts from customers (inclusive of GST)		**78,331**	52,380	**25,154**	-
Payments to suppliers (inclusive of GST)		**(20,866)**	(13,161)	**(11,028)**	(478)
Loan establishment and security fees received		**8,249**	5,213	**5,654**	5,213
Interest received		**6,972**	10,926	**6,015**	10,616
Dividends and trust distribution received		**527**	431	**46,226**	44,069
Borrowing costs paid		**(3,212)**	(2,076)	**(4,084)**	(11)
Net cash inflow from operating activities	19	**70,001**	53,713	**67,937**	59,409
Cash Flows from Investing Activities					
Proceeds from sale of investments		-	18,190	-	18,190
Proceeds from sale of investment property		**14,400**	10,365	-	-
Payments for acquisition of investment property or properties under development		**(305,726)**	(6,779)	**(282,285)**	(6,779)
Payments for improvement to investment properties		-	(1,907)	-	-
Cash acquired on acquisition of AWPT3		-	4,717	-	-
Cash acquired on stapling of APT4 and APT5	20	**10,161**	-	-	-
Payments for acquisition of AWPT3		-	(96,986)	-	(296,375)
Payments for stapling of APT4 and APT5	20	**(178,906)**	-	**(178,906)**	-
Net cash (outflow) from investing activities		**(460,071)**	(72,400)	**(461,191)**	(284,964)
Cash Flows from Financing Activities					
Proceeds from borrowings		**50,000**	-	-	-
Repayment of borrowings		-	(199,388)	-	-
Distribution paid		**(62,600)**	(16,960)	**(62,600)**	(16,960)
Distribution paid to outside equity interests in controlled entities		**(1,763)**	(3,405)	**(1,763)**	-
Contributions from ASSETS raisings		**174,894**	-	-	-
Proceeds from issue of units		-	101,870	-	101,870
Loans (to)/from related parties		**234,002**	136,867	**461,371**	140,597
Net cash inflow from financing activities		**394,533**	18,984	**397,008**	225,507
Net increase / (decrease) in cash held		**4,463**	297	**3,754**	(48)
Cash and cash equivalents at the beginning of financial year		**3,203**	2,906	**272**	320
Cash at the end of financial year	19	**7,666**	3,203	**4,026**	272

The above cash flow statements should be read in conjunction with the accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Australand Property Trust and its subsidiaries as defined in Note 1(b).

Australand Property Trust and its subsidiaries are part of the stapled group that belongs to Australand Property Group ("the Group").

a) Basis of Preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Australand Property Trust comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure* and *AASB 124 Related Party Disclosures.*

Application of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first Australand Property Trust financial statements to be prepared in accordance with AIFRS. AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Australand Property Trust until 31 December 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Australand Property Trust's 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. Australand Property Trust has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 January 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on Australand Property Trust's equity and its net income are given in note 26.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying Australand Property Trust 's accounting policies.

Going Concern

There is a current asset deficiency at 31 December 2005 of $266,103,000. This is due to at call interest bearing liabilities of $338,310,000 owing to a related entity, Australand Holdings Limited ("AHL"). The Board of AHL has provided a letter of support to the Board of Australand Property Limited that they will not call upon the loan until such time when APT is in a position to be able to repay these loans.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries and controlled entities of Australand Property Trust as at 31 December 2005 and the results of all subsidiaries and controlled entities for the year then ended.

Subsidiaries are all those entities (including special purpose entities) over which the Trust has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Trust controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Trust. They are de-consolidated from the date that control ceases.

Interentity transactions, balances and unrealised gains on transactions between entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Trust.

Application of AASB 1002 Post date of transition stapling arrangements

For the purposes of AASB Interpretation 1002, Australand Property Trust ('APT') has been identified as the acquirer in relation to the post date of transition stapling with Australand Property Trust No. 4 ('APT4') and Australand Property Trust No. 5 ('APT5'). In accordance with AASB 1002 the results and equity, not directly owned by APT, of APT4 and APT5 have been treated and disclosed as minority interest. Whilst the results and equity of APT4 and APT5 are disclosed as minority interest, the stapled security holders of APT are the same as the stapled security holders of APT4 and APT5.

c) Revenue Recognition

Rental Income

Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rental income relating to straight lining is included as a component of the net gain from fair value adjustments on investment property. An asset is recognised to represent the portion of operating lease income in a reporting period relating to fixed increases in operating lease rentals in future periods. Such assets are recognised as a component of the carrying amount of investment properties in the balance sheet.

d) Investment Properties

Investment properties comprise investment interests in land and buildings held for long-term rental yields. Investment properties are carried at fair value, representing open market value determined annually by external valuers, with 50% of properties valued in the first half of each year and the balance in the second half.

The carrying amount of investment properties recorded in the balance sheet includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods. Changes in fair values are recorded in the income statement as part of other income.

Investment properties under development

Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's completion value. Any resultant revaluation gain or loss made while the property is under development is shown separately on the consolidated income statement from fair value gains from existing investment properties held.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

f) Trade Receivables

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Trust will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

g) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Trust's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than fair value of net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

h) Impairments of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

i) Trade and Other Creditors

Trade and other creditors represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

j) Provisions

Provisions are recognised when the Trust has a present legal or constructive obligation as a result of past events; it is more likely than not an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

k) Lease Incentives

Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including, up front cash payments, rent free periods, or a contribution to certain lessee costs such as fit out or relocation costs. As these incentives are repaid out of future lease payments, they are recognised as an asset in the consolidated balance sheet as a component of the carrying amount of investment properties and amortised over the lease period.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Employee Benefits

Share-based compensation benefits are provided to employees via the Australand Property Group Share Option Plan and the Australand Securities Ownership Plan. The fair value of options granted is determined at grant date and recognised as an expense under AIFRS with a corresponding increase in equity over their vesting period. For share options granted before 7 November 2002 and/or vested before 1 January 2005 no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

m) Borrowings and Borrowing Costs

Borrowings are initially recognised at fair value including transaction costs incurred. Any difference between proceeds (net of transaction costs) and redemption is recognised in the income statement over the period of the borrowings using effective interest method. Borrowings are classified as current liabilities unless the Trust has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowing costs incurred for construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for intended use or sale. Other borrowing costs are expensed.

n) Taxation

Under current income tax legislation, Australand Property Trust and its subsidiaries are not liable for income tax, provided that the taxable income is fully distributed each year including any taxable capital gain derived from the sale of an asset.

o) Earnings per Unit

(i) Basic earnings per unit – Australand Property Trust

Basic earnings per unit is determined by dividing the net profit attributable to the unit holders of Australand Property Trust and its controlled entities, excluding any costs of servicing equity other than ordinary units, by the weighted average number of units outstanding during the year, adjusted for bonus elements in units, if any, issued during the year.

(ii) Diluted earnings per unit – Australand Property Trust

Diluted earnings per unit adjusts the figures used in the determination of basic earnings per unit by taking into account the effect of interest and other financing costs associated with dilutive potential ordinary units and the weighted average number of units assumed to have been issued for no consideration in relation to the dilutive potential ordinary units.

(iii) Basic earnings per unit – including APT4 and APT5

Basic earnings per unit is determined by dividing the net profit attributable to Australand Property Trust, APT4 and APT5 unit holders, excluding any costs of servicing equity other than ordinary units, by the weighted average number of units outstanding during the year, adjusted for bonus elements in units, if any, issued during the year.

(iv) Diluted earnings per unit – including APT4 and APT5

Diluted earnings per unit adjusts the figures used in the determination of basic earnings per unit for Australand Property Trust, APT4 and APT5 by taking into account the effect of interest and other financing costs associated with dilutive potential ordinary units and the weighted average number of units assumed to have been issued for no consideration in relation to the dilutive potential ordinary units.

p) Interest Income

Interest income is recognised under the effective interest rate method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

q) New Accounting Standards and UIG Interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 31 December 2005 reporting periods. The Trust's assessment of the impact of these new standards and interpretations is set out below for those standards that may affect the Trust in future reporting periods:

(i) UIG 4 Determining whether an Asset Contains a Lease
UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Trust has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2006 financial statements and the UIG 4 transition provisions. The Trust will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 January 2006. Implementation of UIG 4 is not expected to change the accounting for any the Trust 's current arrangements.

(ii) AASB 2005-9 Amendments to Australian Accounting Standards (AASB 4, AASB 1023, AASB 139 & AASB 132)
AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Trust has not elected to adopt the amendments early. It will apply the revised standards in its 31 December 2006 financial statements.

(iii) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Trust has not adopted the standards early. Application of the standards is not expected to affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Trust 's financial instruments.

r) Rounding off of Amounts

The Trust and its controlled entities are of a kind referred to in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the Financial Report. Amounts in the Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

s) Change of Financial Year End Date

By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("AIL") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.4 ("APT4") and Australand Property Trust No.5 ("APT5") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("Shortened Financial Year"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

2. FINANCIAL RISK MANAGEMENT

The Trust's activities expose it to a variety of financial risks; credit risk, liquidity risk and cash flow interest rate risk. The Trust's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Trust. The Trust uses derivative financial instruments such as interest rate swaps to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Australand Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Trust's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

(a) Credit risk

The Trust has no significant concentrations of credit risk. The Trust has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Trust has policies that limit the amount of credit exposure to any one financial institution.

(b) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims at maintaining flexibility in funding by keeping committed credit lines available.

(c) Cash flow and fair value interest rate risk

As the Trust has no significant interest-bearing assets, the Trust's income and operating cash flows are substantially independent of changes in market interest rates.

The Australand Group's ("Group") interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. Group policy is to maintain between 60% and 90% of its borrowings in fixed rate instruments. At the year end, 72% of Group borrowings were at fixed rates.

The Group manages its cash flow interest-rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Generally, the Group raises long term borrowings at floating rates and swaps them into fixed rates that are lower than those available if the Group borrowed at fixed rates directly. Under the interest-rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

	Consolidated		The Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000

3. AUDITOR'S REMUNERATION

During the year, the following amounts were paid or payable to the auditor of the Trust and its related practices:

Assurance services

	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Audit services				
Fees paid to PricewaterhouseCoopers:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	170	60	-	-
Total remuneration for audit services	170	60	-	-
Other assurance services				
Fees paid to PricewaterhouseCoopers:				
Investigating accountant's report	100	-	-	-
Compliance plan audit services	15	18	-	-
Total remuneration for other assurance services	115	18	-	-
Total auditor's remuneration	285	78	-	-

4. RECEIVABLES

Current

	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Equity receivable - ASSETS	95,143	-	-	-
GST receivable	9,098	-	8,477	-
Other debtors	3,931	80	823	678
Amounts owed by related entities	223	351	57	351
	108,395	431	9,357	1,029

5. NON-CURRENT RECEIVABLES

Non-Current

	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Lease incentives	1,947	-	337	-
Deferred charges	101	-	-	-
Amounts owing by related entity – Australand Holdings Limited	-	86,100	-	85,840
	2,048	86,100	337	85,840

6. OTHER ASSETS

Current

	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Prepayments	663	993	47	-

7. INVESTMENT PROPERTIES

Investment Properties are set out below.

			Consolidated			
Description	Acquisition Date	Original Purchase Price $'000	Independent Valuation Date	Independent Valuation $'000	31 Dec 05 Book Value $'000	31 Dec 04 Book Value $'000
20 Thackray Road, Port Melbourne, VIC	Dec 2004	14,756	30 Jun 2005	14,650	**14,651**	-
6 Butu Wargun Drive, Greystanes, NSW	Jul 2005	25,025	12 May 2005	25,500	**25,500**	-
21-33 South Park Drive, Dandenong South, VIC	May 2005	13,411	29 Nov 2005	13,900	**13,900**	-
50 Southbank Blvd. Southbank, VIC	May 2005	11,851	30 June 2005	12,900	**12,951**	-
64 West Park Drive, West Park, Derrimut, VIC	Aug 2005	12,770	21 Sep 2005	13,000	**13,000**	-
81-103 South Park Drive, Dandenong South, VIC	Sept 2005	8,450	18 Oct 2005	8,850	**8,850**	-
8-10 Butu Wargun Drive, Greystanes, NSW	Nov 2005	29,719	31 Dec 2005	31,500	**31,500**	-
16-18 Butler Blvd, Adelaide Airport, SA	Nov 2005	9,616	1 Nov 2005	9,600	**9,600**	-
Lot 2A Viola Place, Brisbane Airport, QLD	Dec 2005	12,367	31 Dec 2005	12,200	**12,200**	-
Civic Tower, 66-68 Goulburn Street, Sydney, NSW (50% interest)	Dec 2005	57,811	26 Oct 2005	54,350	**57,811**	-
80 Alfred Street Milsons Point, NSW	Dec 2005	50,156	1 Dec 2005	47,500	**50,156**	-
90 Maribyrnong Street, Footscray VIC	Oct 2003	12,400	31 Dec 2003	12,400	-	12,400
690 Springvale Rd and 350 Wellington Rd, Mulgrave VIC	Oct 2003	62,151	30 Jun 2005	68,400	**68,400**	63,465
658 Church Street, Richmond VIC	Oct 2003	24,700	30 Jun 2005	27,000	**27,000**	24,700
Lot 102 Coughlan Rd, Outer Harbour, SA	Oct 2003	7,100	30 Jun 2005	7,400	**7,400**	7,100
57-71 Platinum Street, Crestmead QLD	Oct 2003	16,300	30 Jun 2005	17,500	**17,500**	16,300
5-7 Trade Street, Lytton QLD	Oct 2003	12,000	30 Jun 2005	14,000	**14,018**	12,000
16 Archimedes Place, Murarrie QLD	Oct 2003	6,000	30 Jun 2005	6,800	**6,800**	6,003
5 Henry Deane Place, Railway Square, Sydney NSW	Oct 2003	37,900	30 Jun 2005	39,300	**39,300**	38,000
40 Annandale Road, Tullamarine VIC	Oct 2003	9,513	6 Oct 2005	17,000	**17,000**	11,016
119 Sharps Road, Tullamarine VIC	Oct 2003	17,200	30 Jun 2005	18,800	**18,805**	17,200
2 Douglas Street, Port Melbourne, VIC	Dec 2005	19,050	11 Jan 2005	19,150	**19,060**	-
35-39 South Park Drive, Dandenong VIC	Oct 2003	13,500	30 Jun 2005	15,100	**15,100**	13,500
99 Shettleston Street, Rocklea QLD	Oct 2003	10,575	30 Jun 2005	13,000	**13,000**	10,575
51 Stradbroke Street, Heathwood QLD	Oct 2003	9,500	15 Sep 2005	17,200	**17,200**	9,500
227 Walters Road, Arndell Park NSW	Oct 2003	20,900	30 Jun 2005	24,000	**24,000**	20,925
811 Abernethy Road, Forrestfield WA	May 2004	7,000	31 Dec 2005	8,000	**8,000**	7,157
8-12 Stanton Road, Seven Hills, NSW	Oct 2003	13,700	30 Jun 2005	15,500	**15,500**	13,700

7. INVESTMENT PROPERTIES (Continued)

Description	Acquisition Date	Original Purchase Price $'000	Independent Valuation Date	Independent Valuation $'000	31 Dec 05 Book Value $'000	31 Dec 04 Book Value $'000
26-30 Lee Street, Gateway Building, Sydney, NSW	Oct 2003	56,000	30 Jun 2005	59,000	**59,000**	56,000
10 Butu Wargun Drive, Greystanes, NSW	May 2004	35,000	31 Dec 2005	38,700	**38,700**	35,779
1B Homebush Bay Drive, Rhodes Corporate Park, Rhodes NSW	May 2004	42,250	31 Dec 2005	47,300	**47,300**	43,456
1D Homebush Bay Drive, Rhodes Corporate Park, Rhodes NSW	May 2004	61,500	31 Dec 2005	67,100	**67,100**	62,893
60 Annadale Road, Tullamarine VIC	May 2004	12,475	31 Dec 2005	13,650	**13,650**	12,753
Tower A, 197-201 Coward Street, Mascot NSW	May 2004	46,250	31 Dec 2005	53,500	**53,500**	47,279
Lot 101, 8-12 Stanton Rd, Seven Hills NSW	May 2004	9,500	31 Dec 2005	10,500	**10,500**	9,711
75 Annadale Road, Tullamarine VIC	May 2004	5,800	31 Dec 2005	6,500	**6,500**	5,929
35 Huntingwood Drive, Huntingwood, NSW	Oct 2005	35,000	30 June 2005	35,000	**35,000**	-
80 Hartley Road, Smeaton Grange, NSW	Oct 2005	52,200	30 June 2005	52,200	**52,200**	-
Tower B, 197-201 Coward St, Mascot, NSW	Oct 2005	39,000	30 June 2005	39,000	**39,000**	-
Freshwater Place Office Tower, 2 Southbank Boulevard, Southbank, VIC (50% interest)	Oct 2005	139,200	30 June 2005	139,200	**139,200**	-
23 Wonderland Drive, Eastern Creek, NSW,	Oct 2005	25,500	30 Jun 2005	25,500	**25,500**	-
91 Transport Avenue, Adelaide Airport, SA	Oct 2005	4,425	30 Jun 2005	4,425	**4,425**	-
45-55 South Centre Road, Tullamarine VIC	Oct 2005	9,770	30 Jun 2005	9,770	**9,770**	-
63 South Park Drive, Dandenong, VIC	Oct 2005	11,400	30 Jun 2005	11,400	**11,400**	-
47-59 Boundary Road, Carole Park, QLD	Oct 2005	8,450	30 Jun 2005	8,450	**8,450**	-
2 Wonderland Drive, Eastern Creek, NSW	Oct 2005	47,000	31 Dec 2005	47,000	**47,000**	-
286 Queensport Road, Murarrie, QLD	Oct 2005	16,500	30 Jun 2005	16,500	**16,500**	-
1 Viola Place, Brisbane Airport, QLD	Oct 2005	3,150	30 Jun 2005	3,150	**3,150**	-
22-28 Bam Wine Court, Dandenong South, VIC	Oct 2005	10,200	30 Jun 2005	10,200	**10,201**	-
1C Homebush Bay Drive, Rhodes, NSW	Oct 2003	37,000	31 Dec 2005	40,800	**40,800**	37,000
Other	Oct 2005	-		-	**1,502**	-
		1,252,991		1,323,345	**1,318,550**	594,341

Valuation Basis

The value of investment properties is measured on a fair value basis being the amounts for which the properties could be exchanged between willing parties in an arm's length transaction, based on current prices in an active market for similar properties in the same location and condition and subject to similar leases.
In assessing the value of the investment properties, the independent valuers have considered two basis of valuation being:

1. discounted cash flow; and
2. capitalisation approach

There are no material changes since the date of the valuations to affect significantly the carrying values of properties.

7. INVESTMENT PROPERTIES (Continued)

Reconciliation of the carrying amounts of investment properties at beginning and end of current financial year is set out below:

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Carrying amount at beginning of the year	594,341	374,376	-	-
Purchases through the acquisition of controlled entities	401,796	224,658	-	-
Additions at cost	277,304	1,907	245,933	-
Net gains from fair value adjustments	57,509	-	3,850	
Disposals	(12,400)	(6,600)	-	-
Carrying amount at end of the year	1,318,550	594,341	249,783	-

(a) Non-current assets pledged as security

All loans are now managed centrally for the whole Australand Property Group and these loans were secured by a fixed and floating charge from AWPT Finance Pty Limited and each guarantor (being the Trustees of entities holding secured property) plus a fixed charge over any building document, lease document, performance bond and bank guarantee in addition to a real property mortgage over each property.

The carrying amounts of non-currents assets pledged as security are:

First Mortgage:				
Investment properties	1,158,638	541,750	206,419	-

(b) Amounts recognised in profit and loss for investment property

Rental Income	70,993	51,272	4,191	-
Direct operating expense from property that generated rental income	(10,701)	(8,046)	(556)	-
	60,292	43,226	3,635	-

(c) Leasing arrangements

The investment properties are leased to tenants under long term operating leases with rentals payable monthly. Minimum lease payments receivable on leases of investment properties are as follows:

Minimum lease payment under non-cancellable operating leases of investment properties not recognised in the financial statements are receivable as follows:

Within one year	106,882	54,559	20,975	-
Later than one year but not later than 5 years	465,705	233,185	115,619	-
Later than 5 years	492,988	225,807	192,590	-
	1,065,575	513,551	329,184	-

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

8. INVESTMENT PROPERTY UNDER DEVELOPMENT

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
20 Thackray Road, Port Melbourne, VIC	-	6,779	-	6,779
Lot 41, Scanlon Drive, Epping, VIC	11,763	-	11,763	-
Lot A, 302 Hume Street, Goulburn, NSW	19,137	-	19,137	-
10 Butler Boulevarde, Adelaide Airport, SA	5,452	-	5,452	-
Transport Avenue, Adelaide Airport	1,041	-	-	-
	37,393	6,779	36,352	6,779
Reconciliation:				
Carrying amount at beginning of the year	6,779	-	6,779	-
Additions at cost	37,393	6,779	36,352	6,779
Disposals	-	-	-	-
Transfer to investment properties	(6,779)	-	(6,779)	-
Carrying amount at end of the year	37,393	6,779	36,352	6,779

9. OTHER FINANCIAL ASSETS

Set out below are the material controlled entities to which these consolidated financial statements relate. The beneficial interest in the material controlled entities is listed below. All entities were incorporated in Australia.

	Trust	
	2005 $'000	2004 $'000
Investments in controlled entities	568,806	564,059

Particulars in relation to material controlled entities

Controlled entities	Equity Holding 2005 %	2004 %
Australand Wholesale Property Trust	92%	92%
Australand Wholesale Property Trust No. 2	93%	93%
Australand Wholesale Property Trust No. 3	95%	95%
Australand Port Melbourne Unit Trust	100%	100%
Archimedes Place Trust	100%	100%
Henry Deane Building Trust	100%	100%
Maribyrnong Unit Trust	100%	100%
Platinum Street Trust	100%	100%
Trade Street Unit Trust	100%	100%
The Gateway Building Trust	100%	100%
No.9 Stradbroke Street Unit Trust	100%	100%
Shettleston Street Trust	100%	100%
South Park Unit Trust	100%	100%
South Park No.2 Unit Trust	100%	100%
Stanton Road No.2 Unit Trust	100%	100%
Tullamarine No.1 Unit Trust	100%	100%
Tullamarine No.2 Unit Trust	100%	100%
Walters Road Unit Trust	100%	100%
AWPT No. 3 Construction Finance Pty Limited	100%	100%
AWPT No. 3 Post-Construction Finance Pty Limited	100%	100%
Stanton Road No. 1 Unit Trust	100%	100%
Australand Wholesale Property Trust No. 10	100%	100%
Rhodes No. 8 Unit Trust	100%	100%
Rhodes No. 9 Unit Trust	100%	100%
Tullamarine No. 3 Unit Trust	100%	100%
Tullamarine No. 4 Unit Trust	100%	100%
Mascot No. 1 Unit Trust	100%	100%
Greystanes No. 1 Unit Trust	100%	100%
Greystanes No. 2 Unit Trust	100%	100%
Australand Property Trust No. 4	100%	-
Australand Property Trust No. 5	100%	-
Australand ASSETS Trust	100%	-

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
10. OTHER NON-CURRENT ASSETS				
Units at cost in unlisted trust Australand Property Trust No. 5	-	5,000	-	5,000
	-	5,000	-	5,000
11. PAYABLES				
Current				
Rents paid in advance	**621**	1,586	**5**	-
GST payable	**1,578**	345	**172**	-
Accrued acquisition costs and general accruals	**20,615**	2,147	**17,343**	268
Amounts owing to controlled entities	**-**	-	**166,258**	8,444
Other	**83**	-	**-**	-
	22,897	4,078	**183,778**	8,712
12. PROVISIONS				
Current				
Distribution payable	**21,620**	18,149	**9,483**	18,149
Reconciliation				
Reconciliation of the carrying amount of provision is set out below :				
Carrying amount at beginning of financial year	**18,149**	9,795	**18,149**	9,371
Interim and final distributions 2005	**66,071**	60,876	**53,500**	57,895
Payments made during the year (including issue of securities under Australand Property Group Distribution Reinvestment Plan)	**(62,600)**	(52,522)	**(62,166)**	(49,117)
Carrying amount at end of financial year	**21,620**	18,149	**9,483**	18,149
13. INTEREST BEARING LIABILITIES				
Current				
Amounts owing to related entity – Australand Holdings Limited	**338,310**	-	**185,724**	-
Total Non-current Liabilities	**338,310**	-	**185,724**	-
Non-current				
Bank loans - secured	**50,000**	-	**-**	-
Total Non-current Liabilities	**50,000**	-	**-**	-

APT is funded through AHL, which has $1,450,562,000 funding arrangements available.

14. OTHER LIABILITIES				
Rental Bond	**1,409**	-	**1,218**	-
Total Other Liabilities	**1,409**	-	**1,218**	-

15. EQUITY

As the stapling of APT4 and APT5 occurred after the introduction of AIFRS, AASB Interpretation 1002 Post date of transition stapling arrangements applies. For the purposes of AASB 1002, APT has been identified as the acquirer and the results and equity of APT4 and APT5 are presented as minority interest in the consolidated financial statements on the basis that APT has obtained an ownership interest as a result of the stapling.

Whilst the results and equity of APT4 and APT5 are disclosed as minority interest, the stapled security holders of APT are the same as the stapled security holders of APT4 and APT5.

		Consolidated		Trust	
		2005 $'000	2004 $'000	2005 $'000	2004 $'000
Equity					
Capital and Reserves attributable to equity holders as:					
Equity holders of APT					
Contributed equity		477,291	636,042	484,087	636,042
Undistributed income		58,727	76	4,418	76
Parent interest		536,018	636,118	488,505	636,118
Equity holders of other stapled entities – APT4 and APT5 (minority interest)					
Contributed equity		192,346	-	-	-
Reserves		(10,601)	-	-	-
Undistributed income		4,016	-	-	-
Minority interest		185,761	-	-	-
Total equity holders interest		721,779	636,118	488,505	636,118
(a) Reserves					
Capital redemption reserve – APT4 and APT5	(i)	(10,601)	-	-	-
Total reserves – equity holders		(10,601)	-	-	-
Movements in above equity holders reserves comprise :					
(i) Capital Redemption Reserve					
Balance 1 January		-	-	-	-
Capital Reserve – stapling of APT4 and APT5		(10,601)	-	-	-
Closing Balance 31 December		(10,601)	-	-	-
(b) Undistributed Income					
Equity holders of APT					
- Undistributed Income		58,727	76	4,418	76
Other stapled entities					
- Australand Property Trust No.4		918	-	-	-
- Australand Property Trust No.5		3,098	-	-	-
		4,016	-	-	-
Total equity holders undistributed income :		62,743	76	4,418	76

15. EQUITY (Continued)

Movements in above total stapled security holders comprises:

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Balance 1 January	**76**	-	**76**	-
Net profit attributable to the stapled security holders of Australand	**128,738**	60,952	**57,842**	57,971
Distributions	**(66,071)**	(60,876)	**(53,500)**	(57,895)
Balance 31 December	**62,743**	76	**4,418**	76

(c) Nature and purpose of reserves

(i) Capital redemption reserve
The capital redemption reserve is used to recognise the capital reserve resulting from the stapling of APT 4 and APT 5.

Contributed Equity

	Trust	
	2005 $'000	2004 $'000
865,853,079 units, fully paid (2004: 838,938,067)	669,579	636,042

Movements in units - 2005

Date	Details	Number of units	Issue Price $	$'000
01-01-2005	Balance at beginning of financial year	838,938,067		636,042
22-02-2005	Distribution Reinvestment Plan (DRP) Issue	21,456,314	0.9410	20,189
22-02-2005	Options exercised	22,000	0.8346	18
22-03-2005	Options exercised	19,500	0.8880	17
24-03-2005	Australand Group Employee Securities Ownership Plan issue (ESOP issue)	1,528,724	0.8589	1,313
24-03/2005	Options exercised	6,000	0.8880	6
30-03-2005	Options exercised	15,750	0.8880	14
04-05-2005	Distribution Reinvestment Plan issue	3,684,874	0.9275	3,418
07-09-2005	Options exercised	15,750	0.9087	14
22-09-2005	Options exercised	67,000	0.9087	61
26-09-2005	Options exercised	12,000	0.9087	11
14-10-2005	Consolidation of APT 4 & 5			184,475
14-10-2005	Capital reduction from APT			(175,745)
26-10-2005	Options exercised	61,500	0.6840	42
09-11-2005	Options exercised	5,100	0.6840	3
23-11-2005	Options exercised	20,500	0.8780	18
	Transaction costs			(317)
31-12-2005	Balance at end of financial year	865,853,079		669,579

(a) Units

Units entitle the holder to receive distributions, and the proceeds on any winding up of the Trust in proportion to the number of and amounts paid on the units held.

(b) Options over unissued stapled securities

4,237,000 options to acquire the equivalent number of fully paid stapled securities (then shares) were granted for nil consideration to 101 employees and five directors of Australand on 13 March 2002 pursuant to the Australand Share Option Scheme. As at 31 December 2005, 531,100 options had been exercised and 1,783,250 options had lapsed upon the resignation of employees. The remaining 1,922,650 options are exercisable at $1.57 per option convertible into stapled securities. The options vest at the rate of 25% per annum over four years from 13 March 2002. The first 25% of options granted vested on 13 March 2003. The options lapse, if not exercised before hand, on the fifth anniversary of their date of vesting. The final exercise date of this tranche of options is 13 March 2011.

15. EQUITY (Continued)

Movements in units – 2004

Date	Details	Number of units	Issue Price $	$'000
01-01-2004	Balance at beginning of financial year	687,528,362	-	502,473
02-02-2004	Distribution Reinvestment Plan issue	11,877,037	0.8580	10,190
18-02-2004	Options exercised	37,500	0.8526	32
31-03-2004	Options exercised	25,000	0.8526	21
03-05-2004	Dividend reinvestment plan issue	2,128,543	0.9056	1,928
17-05-2004	Rights issue/placement	98,454,763	0.8809	86,729
04-06-2004	Rights issue	17,463,126	0.8809	15,383
21-06-2004	ESOP issue	342,860	0.8809	302
03-08-2004	Distribution Reinvestment Plan issue	2,632,127	0.8477	2,231
22-09-2004	Options exercised	50,000	0.8531	43
22-10-2004	Options exercised	41,000	0.8467	35
15-11-2004	Distribution Reinvestment Plan issue	18,345,749	0.9707	17,808
	Less: Transaction costs			(1,143)
17-11-2004	Options exercised	12,000	0.8467	10
31-12-2004	Balance at end of financial year	838,938,067		636,042

16. EARNINGS PER UNIT

	Alternative (including APT4 & APT5)		Australand Property Trust	
	2005	2004	**2005**	2004
Basic - earnings per unit	**14.1 cents**	7.5 cents	**13.4 cents**	7.5 cents
Diluted - earnings per unit	**14.0 cents**	7.5 cents	**13.3 cents**	7.5 cents
Earnings reconciliation				
Basic earnings per unit				
Earnings used in calculating basic earnings per unit	**121,384**	57,971	**115,765**	57,971
Diluted earnings per unit				
Earnings used in calculating diluted earnings per unit	**121,384**	57,971	**115,765**	57,971

The weighted average number of units on issue used in the calculation of basic ordinary earnings per unit was 861,314,508 units (2004: 773,386,258 units).

The weighted average number of units on issue used in the calculation of diluted ordinary earnings per unit was 868,895,902 units (2004: 778,592,625 units).

	Consolidated	
	2005 Number	**2004 Number**
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per unit	**861,314,508**	773,386,258
Australand Employee Security Ownership Plan	**7,581,394**	5,206,367
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per unit	**868,895,902**	778,592,625

17. DISTRIBUTIONS

	Payment per unit	Total amount $000	Date of payment
2005			
Distribution	1.80 cents	15,645	04-05-05
Distribution	1.70 cents	14,839	03-08-05
Distribution	1.60 cents	13,967	04-11-05
Distribution	2.00 cents	17,464	08-02-06
Total APT group distribution	**7.10 cents**	61,915	
ASSETS distribution		4,156	08-02-06
Total 2005 distribution		66,071	
2004			
Distribution	1.40 cents	9,826	03-05-04
Distribution	2.03 cents	16,708	03-08-04
Distribution	1.60 cents	13,212	15-11-04
Distribution	2.15 cents	18,149	02-02-05
Total 2004 distribution	**7.18 cents**	57,895	

The Australand Distribution Reinvestment Plan ("DRP") was in operation for the final 2005 dividend / distribution. The Record Date to determine entitlements to the final 2005 dividend / distribution and the last date for the receipt of an election notice for participation in the DRP was 5.00pm, 31 December 2005. The DRP price was $2.03 per stapled security. The final 2005 dividend / distribution of 4.5 cents per stapled security is payable was paid on 8 February 2006. This comprises a 2.5 cent per share fully franked dividend from Australand Holdings Limited, a 1.086 cent per unit distribution from Australand Property Trust (tax deferred to 27%), a 0.834 cent per unit distribution from Australand Property Trust No.4 (tax deferred to 53%) and a 0.080 cent per unit distribution from Australand Property Trust No.5 (tax deferred to 93%).

18. MINORITY INTEREST IN CONTROLLED ENTITIES

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Interest in issued units	**46,229**	38,502	-	-
Interest in undistributed income	**3,813**	-	-	-
Interest in net operating income	**7,354**	2,981	-	-
Interest in ASSETS	**268,658**	-	-	-
Distributed income during the financial year	**(7,354)**	(2,981)	-	-
	318,700	38,502	-	-

Outside equity interest in controlled entities represents Australand Holdings Limited's equity holding in Australand Wholesale Property Trust, Australand Wholesale Property Trust No. 2 and Australand Wholesale Property Trust No. 3. This financial period, it also includes outside equity interest in Australand ASSETS Trust.

19. CASH FLOW INFORMATION

a) Reconciliation of cash

For the purpose of the statements of cash flows, cash includes cash on hand and bank and short term deposits at call. Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of cash flows as follows:

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Cash	**7,666**	3,203	**4,026**	272

b) Reconciliation of profit from ordinary activities to net cash provided by operating activities

	Consolidated 2005 $'000	Consolidated 2004 $'000	Trust 2005 $'000	Trust 2004 $'000
Profit from ordinary activities	**121,384**	57,971	**57,842**	57,971
Add/(less) non cash items:				
Working capital on acquisitions	-	(3,245)	-	-
Gain on disposal of investment property	**(1,611)**	(4,014)	-	-
Net gains from fair value adjustments on investment property	**(57,509)**	-	-	-
Others	-	5,285	-	2,599
Change in operating assets and liabilities during the financial year:				
(Increase)/decrease in other debtors	**(12,821)**	(564)	**(8,328)**	(1,389)
(Increase)/decrease in other assets	**330**	(664)	**(47)**	-
Increase/(decrease) in payables	**18,819**	(1,056)	**17,252**	228
Increase/(decrease) in other non-current liabilities	**1,409**	-	**1,218**	-
Net cash flows provided by operating activities	**70,001**	53,713	**67,937**	59,409

c) Non cash financing and investing activities

During the year the Trust and the Consolidated entity entered into the following non-cash financing and investing activities:

	Consolidated 2005 $'000	Consolidated 2004 $'000	Trust 2005 $'000	Trust 2004 $'000
Non cash movements in contributed equity				
Australand Property Trust Employee Units Ownership Plan issue	**3,803**	2,813	**1,652**	2,813
Non cash movements in distribution				
Distribution satisfied by the issue of securities under the Australand Distribution Reinvestment Plan	**26,368**	32,157	**12,204**	32,157

None of the above financing and investing activities have been included in the statements of cash flows.

20. BUSINESS COMBINATION

Summary of stapling

During the financial year, the Group consolidated the results of Australand Property Trust No.4 and Australand Property Trust No.5. This was funded by Australand security holders via the compulsory application of a special dividend of 1 cent per share from Australand Holdings Limited ($8,730,000) and a return of 20.151 cents per unit from Australand Property Trust. The consolidated operating results of Australand Property Trust No. 4 have been included in the statement of financial performance from 1 October 2005.

(i) Stapling of Australand Property Trust No.4

(a) Summary

	Consolidated 2005 $'000
Cash outflows relating to the stapling:	
Special dividend and capital distribution in respect of the stapling of APT 4	128,614
Direct costs relating to the stapling	1,773
Total cash outflow	130,387
Fair value of net identifiable assets stapled	124,248
Capital redemption reserve	(6,139)

(b) Stapling cash outflow

Outflow of cash to staple the entity, net of cash acquired:	
Gross cash outflow	130,387
Less: Cash balance acquired	(5,549)
Net cash outflow	124,928

(c) Assets and liabilities stapled

The assets and liabilities arising from the stapling are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash	5,459	5,459
Trade receivables	1,878	1,878
Investment properties	265,400	267,173
Plant and equipment	10	10
Prepayments	180	180
Other assets	762	762
Trade payables	(4,246)	(4,246)
Interest bearing debt	(135,846)	(135,846)
Derivative financial instruments	196	196
Provisions	(2,672)	(2,672)
Net assets	131,121	132,894
Australand Holdings Limited - parent interest		(8,646)
Net identifiable assets acquired		124,248

20. BUSINESS COMBINATION *(Continued)*

(ii) Stapling of Australand Property Trust No.5

(a) Summary

	Consolidated 2005 $'000
Cash outflows relating to the stapling:	
Special dividend and capital distribution in respect of the stapling of APT 5	55,861
Direct costs relating to the stapling	1,388
Total cash outflow	57,249
Fair value of net identifiable assets stapled	52,787
Capital redemption reserve	(4,462)

(b) Stapling cash outflow

Outflow of cash to staple the entity, net of cash acquired:	
Gross cash outflow	57,249
Less: Cash balances acquired	(4,702)
Net cash outflow	52,547

(c) Assets and liabilities stapled

The assets and liabilities arising from the stapling are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash	4,702	4,702
Trade receivables	379	379
Investment properties	130,621	132,009
Prepayments	78	78
Other assets	343	343
Trade payables	(2,917)	(2,917)
Interest bearing debt	(71,914)	(71,914)
Derivative financial instruments	(252)	(252)
Other liabilities	(2,664)	(2,664)
Net assets	58,376	59,764
APT existing interest		(6,977)
Net identifiable assets acquired		52,787

(iii) Acquisition of material controlled entities - 2004

During 2004, the consolidated entity acquired control of Australand Wholesale Property Trust No. 3 via a cash offer. Details of the acquisition are as follows:

	Consolidated 2004 $'000
Total cash consideration	96,986
Net assets at acquisition	107,220
Outside equity interest at acquisition at fair value	(10,234)
Net identifiable assets acquired	96,986

21. FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest rate hedging agreements

Derivative financial instruments are used by the consolidated entity to hedge exposure to interest rate risk associated with movement in interest rates which impact on the borrowings of the consolidated entity. Interest rate swaps are entered into by the consolidated entity to exchange variable interest payment obligations with fixed interest rate obligations to protect the consolidated entity's borrowings from the risk of increasing interest rates.

The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors. The contracts require settlement of net interest receivable or payable each 90 days. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

(b) Interest rate risk

Interest rate risk is managed centrally.

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rates for each class of financial asset and financial liability are:

	Floating interest rate $'000	Fixed interest maturing in 1 year or less $'000	Fixed interest maturing in 1 to 5 years $'000	Non interest bearing $'000	Total $'000
2005					
Financial assets					
Cash	7,666	-	-	-	7,666
Receivables	-	-	-	108,395	108,395
Total financial assets	7,666	-	-	108,395	116,061
Weighted average interest rate	5.35%				
Financial liabilities					
Amounts owing to related entity – Australand Holdings Limited	(338,310)	-	-	-	(338,310)
Payables	-	-	-	(22,897)	(22,897)
Total financial liabilities	(338,310)	-	-	(22,897)	(361,207)
Weighted average interest rate	6.58%				
Net financial assets/(liabilities)	(330,644)	-	-	85,498	(245,146)

21. FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

	Floating interest rate $'000	Fixed interest maturing in 1 year or less $'000	Fixed interest maturing in 1 to 5 years $'000	Non interest bearing $'000	Total $'000
2004					
Financial assets					
Cash	3,203	-	-	-	3,203
Other debtors	-	-	-	431	431
Amounts owing by related entity - Australand Holdings Limited	86,100	-	-	-	86,100
Other financial assets	-	-	-	5,000	5,000
Total financial assets	89,303	-	-	5,431	94,734
Weighted average interest rate	6.86%				
Financial liabilities					
Payables	-	-	-	(4,078)	(4,078)
Total financial liabilities	-	-	-	(4,078)	(4,078)
Weighted average interest rate	0.00%				
Net financial assets	89,303	-	-	1,353	90,656

(c) Net Fair Values

The consolidated entity's financial assets and liabilities are stated at cost and these assets are not traded in an organised financial market.

Carrying amounts of other debtors, amounts owing by related entity, Australand Holdings Limited, other financial assets, payables and bank loans are stated at cost as the carrying values approximate net fair values.

The valuation of financial instruments not recognised on the statement of financial position amounts to $Nil in 2005 (2004: $Nil). This reflects the estimated amounts that the consolidated entity expects to pay or receive to terminate the contracts, or replace the contracts at their current market rates as at the reporting date.

(d) Credit Risk

The carrying amounts of financial assets included in the consolidated statement of financial position represent the consolidated entity's exposure to credit risk in relation to these assets.

22. CONTINGENCIES

The responsible entity for the Trust, has jointly and severally unconditionally and irrevocably guaranteed the repayment of certain secured borrowings by members of the Australand Holdings Limited group and members of the Australand Property Trust group. The total facility guaranteed is $1,248,482,000. As at balance date the facilities were drawn to $1,140,692,000. The Trust has pledged its investment properties ($1,158,638,000) as security for the borrowing facilities arranged through Australand Finance Limited, a controlled entity of Australand Holdings Limited.

23. SEGMENT INFORMATION

The Trust and its controlled entities derive income from investment in property. All such investments are located in Australia.

24. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Australand Holdings Limited (AHL), Australand Property Limited (APL) (as the responsible entity of Australand Property Trust and Australand ASSETS Trust) and Australand Investments Limited (AIL) (as the responsible entity of Australand Property Trust No.4 and Australand Property Trust No.5) during the financial year:

Chairman - non-executive
THAM Kui Seng (appointed to the Board of AIL on 12 October 2005)

Deputy Chairman - non-executive
James Glen SERVICE, AO

Executive Director
Brendan Patrick CROTTY, Managing Director (appointed to the Board of AIL on 12 October 2005)

Non-executive Directors
William John BEERWORTH (appointed to the Board of AIL on 12 October 2005)
Lt Gen (Ret'd) Winston CHOO (appointed to the Board of AIL on 12 October 2005)
Ian Farley HUTCHINSON (appointed to the Board of AIL on 12 October 2005)
Paul Dean ISHERWOOD (appointed to the Board of AHL, APL and AIL on 15 December 2005)
KEE Teck Koon (appointed to the Board of AIL on 12 October 2005)
LUI Chong Chee (appointed to the Board of AIL on 12 October 2005).

Mr Sam Kavourakis and Mr Lyndsay Shaddock were directors of Australand Investments Limited from the beginning of the financial year until their resignation on 14 October 2005.

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of Australand, directly or indirectly, during the financial year:

Name	Position	Date of appointment to role
Peter Denis Burke	Executive General Manager, Residential	8 March 2004
John Antony Thomas	Executive General Manager, Commercial and Industrial	1 June 2003
David Paul Craig	Chief Financial Officer	22 September 2003

All the above persons were also key management personnel during the year ended 31 December 2004.

All key management personnel are employed by Rylehall Pty Limited, a wholly owned controlled entity of Australand Holdings Limited.

(c) Key management personnel compensation

	Consolidated	
	2005 $000	2004 $000
Short term employee benefits	4,710	4,206
Post employment benefits	216	202
Other long term employee benefits	58	67
Termination benefits	-	-
Security based payments	491	273
TOTAL	5,475	4,748

The Company has taken advantage of the relief provided by the Corporations Regulations 2M.6.04 and has transferred certain remuneration disclosures to the directors' report. The relevant information can be found in sections 1 to 4 of the Remuneration Report.

24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(d) **Equity instrument disclosures relating to key management personnel**

(i) Australand Options

The number of options over Australand stapled securities held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	37,500	-	25,000	-	12,500	-
Bill Beerworth	50,000	-	-	-	50,000	37,500
Brendan Crotty	400,000	-	-	-	400,000	300,000
Winston Choo	50,000	-	-	-	50,000	37,500
Ian Hutchinson	37,500	-	-	-	37,500	25,000
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	37,500	-	-	-	37,500	12,500
Bill Beerworth	50,000	-	-	-	50,000	25,000
Brendan Crotty	400,000	-	-	-	400,000	200,000
Winston Choo	50,000	-	-	-	50,000	25,000
Ian Hutchinson	37,500	-	-	-	37,500	12,500
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Other key management personnel

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	-	20,500	-	61,500	41,000
John Thomas	-	-	-	-	-	-
David Craig	-	-	-	-	-	-

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	-	-	-	82,000	41,000
John Thomas	-	-	-	-	-	-
David Craig	-	-	-	-	-	-

24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(ii) CapitaLand Limited Options

The number of options over CapitaLand Limited shares held by each director and other key management personnel, are set out below:

Directors

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng [1]	-	-	-	-	-	-
Jim Service [2]	50,000	-	37,500	-	12,500	12,500
	50,000	-	37,500	-	12,500	-
	66,000	-	55,400	-	10,600	10,600
	50,000	-	-	-	50,000	25,000
	-	40,000	-	-	40,000	-
Brendan Crotty	42,000	-	-	-	42,000	42,000
	100,000	-	-	-	100,000	100,000
	100,000	-	-	-	100,000	75,000
	126,000	-	-	-	126,000	63,000
	100,000	-	-	-	100,000	25,000
	-	80,000	-	-	80,000	-
Bill Beerworth	30,000	-	-	-	30,000	30,000
	30,000	-	-	-	30,000	22,500
	39,600	-	-	-	39,600	39,600
	30,000	-	-	-	30,000	15,000
	-	20,000	-	-	20,000	-
Winston Choo	60,000	-	60,000	-	-	-
	30,000	-	30,000	-	-	-
	30,000	-	22,500	-	7,500	-
	39,600	-	39,600	-	-	-
	30,000	-	15,000	-	15,000	-
	-	20,000	-	-	20,000	-
Ian Hutchinson	30,000	-	-	-	30,000	22,500
	39,600	-	-	-	39,600	39,600
	30,000	-	-	-	30,000	15,000
	-	20,000	-	-	20,000	-
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon [1]	-	-	-	-	-	-
Lui Chong Chee [1]	-	-	-	-	-	-

1. These directors hold CapitaLand Limited options in their capacity as an executive of CapitaLand Limited and not in their capacity as a director of Australand.

2. Mr Service holds additional Capitaland Limited options but not in his capacity as a director of Australand.

24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Directors

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	166,000	50,000	-	-	216,000	95,500
Brendan Crotty	368,000	100,000	-	-	468,000	198,500
Bill Beerworth	99,600	30,000	-	-	129,600	47,400
Winston Choo	99,600	30,000	-		129,600	47,400
Ian Hutchinson	69,600	30,000	-	-	99,600	24,900
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	**127,600**	**50,000**	**73,800**	**-**	**103,800**	**-**
John Thomas	**124,800**	**50,000**	**-**	**-**	**174,800**	**47,400**
David Craig	**60,000**	**50,000**	**-**	**-**	**110,000**	**15,000**

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	67,600	60,000	-	-	127,600	49,600
John Thomas	64,800	60,000	-	-	124,800	16,200
David Craig	-	50,000	-	-	50,000	-

24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(iii) Australand stapled securities

The number of stapled securities held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	25,000	-	225,000
Bill Beerworth	3,876	-	-	3,876
Brendan Crotty	815,243	-	28,864	884,107
Winston Choo	-	-	-	-
Ian Hutchinson	54,415	-	2,761	57,176
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	-	-	200,000
Bill Beerworth	3,391	-	485	3,876
Brendan Crotty	708,089	-	107,154	815,243
Winston Choo	-	-	-	-
Ian Hutchinson	43,168	-	11,247	54,415
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	150,000	20,500	125,000	295,500
John Thomas	200,000	-	100,000	300,000
David Craig	249,818	-	150,182	400,000

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	50,000	-	100,000	150,000
John Thomas	100,000	-	100,000	200,000
David Craig	89,818	-	160,000	249,818

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005
24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(iv) CapitaLand Limited shares

The number of shares held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors
2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	-	130,400	(70,000)	60,400
Bill Beerworth	-	-	-	-
Brendan Crotty	-	-	-	-
Winston Choo	-	167,100	-	167,100
Ian Hutchinson	-	-	-	-
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	-	-	-	-
Bill Beerworth	-	-	-	-
Brendan Crotty	-	-	-	-
Winston Choo	-	-	-	-
Ian Hutchinson	-	-	-	-
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel
2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	-	73,800	(73,800)	-
John Thomas	-	-	-	-
David Craig		-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	-	-	-	-
John Thomas	-	-	-	-
David Craig	-	-	-	-

24. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(e) Other transactions with directors and other key management personnel

Apart from the details disclosed below, no director has entered into a material contract with the aggregated entity since the end of the previous financial year and there are no material contracts involving directors' interests existing at year-end.

Other transactions with directors or director related entities

All transactions with directors are conducted in the normal course of business under commercial terms and conditions.

J G Service Pty Limited was paid $60,000 during the year for providing the services of Mr J G Service as the Chairman of Australand Wholesale Investments Limited, the responsible entity for Australand Property Trust No.4 and Australand Property Trust No.5 prior to the merger of these trusts with Australand in October 2005.

(f) Security Based Payments

Details of the security-based payments for the Group are set out in Section 4 of the Remuneration Report.

Expenses arising from security-based payment transactions

Total expenses for the Group arising from security-based payment transactions recognised during the period as part of the employee benefit expense were as follows:

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Securities issued under Australand Employee Securities Ownership Plan	1,352	-	-	-
Options over Australand securities	77	-	-	-
Options over CapitaLand securities	159	-	-	-
Shadow scheme	99	-	-	-
	1,687	-	-	-

Australand Options

The weighted average security price of exercise of options exercised during the year ended 31 December 2005 was $1.86 (2004: $1.80). The weighted average remaining contractual life of security options outstanding at the end of the period was 4.4 years.

CapitaLand Limited Options

References to options over CapitaLand Limited shares in this report relate to CapitaLand Limited options granted to Australand employees in their capacity as directors and executives of Australand. There were 2,304,150 options outstanding at the end of the period. The weighted average share price during the year was $2.78 (2004:$1.78). The weighted average remaining contractual life of security options outstanding at the end of the period was 6.7 years.

25. NON-DIRECTOR RELATED PARTY TRANSACTIONS

(a) Controlling entities

The ultimate parent entity of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 is Temasek Holdings (Private) Ltd, a company incorporated in Singapore, which at 31 December 2005 through various subsidiaries owned 53.6% (2004: 55.12%) of the issued stapled securities of Australand.

(b) Key management personnel

Disclosures relating to key management personnel are set out in note 24.

(c) Transactions with other related parties

Transactions with related parties are conducted in the normal course of business under normal terms and conditions.

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Aggregate amounts included in the determination of profit from ordinary activities before income tax expense that resulted from transactions with each class of other related parties:				
Loan establishment and security fees received	8,249	-	5,654	-
Interest payable to ASSETS	-	-	4,232	-
Amounts owed by related entity – Australand Holdings Limited	-	86,100	-	85,840
Amounts owing to related entity – Australand Holdings Limited	(338,310)	-	(185,724)	-
Management fees paid	(1,621)	(782)	-	-

(d) Ownership interests in entities in the wholly owned group and other related parties

Interests in controlled entities are set out in Note 9.

AUSTRALAND PROPERTY TRUST
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

26. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

(a) At the date of transition to AIFRS: 1 January 2004

CONSOLIDATED BALANCE SHEET	Notes	1 Jan 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	1 Jan 2004 AIFRS $'000
Current Asset				
Cash Assets		2,906	-	2,906
Receivables	4	4,242	(2,321)	1,921
Other		329	-	329
Total Current Assets		7,477	(2,321)	5,156
Non Current Assets				
Receivables		222,967	-	222,967
Investment Properties		374,376	-	374,376
Investment Property Under-Development		-	-	-
Other financials assets		23,190	-	23,190
Total Non-Current Assets		620,533	-	620,533
Total Assets		628,010	(2,321)	625,689
Current Liabilities				
Payables		5,135	-	5,135
Provisions		9,795	-	9,795
Total Current Liabilities		14,930	-	14,930
Non-Current Liabilities				
Interest Bearing Liabilities		80,478	-	80,478
Total Non-Current Liabilities		80,478	-	80,478
Total Liabilities		95,408	-	95,408
Net Assets		532,602	(2,321)	530,281
Equity				
Contributed equity	4	504,336	(2,321)	502,015
Undistributed income		-	-	-
Total parent entity interest		504,336	(2,321)	502,015
Outside equity interest in controlled entities		28,266	-	28,266
Total Equity		532,602	(2,321)	530,281

26. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(b) At the end of the last full year reporting period under previous AGAAP: 31 December 2004

CONSOLIDATED BALANCE SHEET	Notes	31 Dec 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	31 Dec 2004 AIFRS $'000
Current Asset				
Cash Assets		3,203	-	3,203
Receivables	4	4,805	(4,374)	431
Other		993	-	993
Total Current Assets		9,001	(4,374)	4,627
Non Current Assets				
Receivables		86,100	-	86,100
Investment Properties		594,341	-	594,341
Investment Property Under-Development		6,779	-	6,779
Other financials assets		5,000	-	5,000
Total Non-Current Assets		692,220	-	692,220
Total Assets		701,221	(4,374)	696,847
Current Liabilities				
Payables		4,078	-	4,078
Provisions		18,149	-	18,149
Total Current Liabilities		22,227	-	22,227
Total Liabilities		22,227	-	22,227
Net Assets		678,994	(4,374)	674,620
Equity				
Contributed equity	4	640,416	(4,374)	636,042
Undistributed income		76	-	76
Total parent entity interest		640,492	(4,374)	636,118
Outside equity interest in controlled entities		38,502	-	38,502
Total Equity		678,994	(4,374)	674,620

26. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(c) At the date of transition to AIFRS: 1 January 2004

TRUST BALANCE SHEET	Notes	1 Jan 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	1 Jan 2004 AIFRS $'000
Current Asset				
Cash Assets		320	-	320
Receivables	4	3,663	(2,321)	1,342
Total Current Assets		3,983	(2,321)	1,662
Non Current Assets				
Receivables		222,967	-	222,967
Other		23,190	-	23,190
Investments in controlled entities		267,684	-	267,684
Total Non-Current Assets		513,841	-	513,841
Total Assets		517,824	(2,321)	515,503
Current Liabilities				
Payables		4,117	-	4,117
Provisions		9,371	-	9,371
Total Current Liabilities		13,488	-	13,488
Total Liabilities		13,488	-	13,488
Net Assets		504,336	(2,321)	502,015
Equity				
Contributed equity	4	504,336	(2,321)	502,015
Undistributed income		-	-	-
Total parent entity interest		504,336	(2,321)	502,015

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

26. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(d) At the end of the last full year reporting period under previous AGAAP: 31 December 2004

TRUST BALANCE SHEET	Notes	31 Dec 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	31 Dec 2004 AIFRS $'000
Current Asset				
Cash Assets		272	-	272
Receivables	4	5,403	(4,374)	1,029
Total Current Assets		5,675	(4,374)	1,301
Non Current Assets				
Receivables		85,840	-	85,840
Investment Property Under-Development		6,779	-	6,779
Other		5,000	-	5,000
Investments in controlled entities		564,059	-	564,059
Total Non-Current Assets		661,678	-	661,678
Total Assets		667,353	(4,374)	662,979
Current Liabilities				
Payables		8,712	-	8,712
Provisions		18,149	-	18,149
Total Current Liabilities		26,861	-	26,861
Total Liabilities		26,861	-	26,861
Net Assets		640,492	(4,374)	636,118
Equity				
Contributed equity	4	640,416	(4,374)	636,042
Undistributed income		76	-	76
Total parent entity interest		640,492	(4,374)	636,118

26. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)

(a) Reconciliation of profit for the year ended 31 December 2004

CONSOLIDATED INCOME STATEMENT	31 Dec 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	31 Dec 2004 AIFRS $'000
Revenue			
Rental Income	43,931	-	43,931
Recoverable outgoings	7,341	-	7,341
Interest Income	10,926	-	10,926
Loan establishment and security fees received	5,213	-	5,213
Distributions received	431	-	431
Proceeds on disposal of non-current investment	18,190	(18,190)	-
Gross proceeds from sale of investment property	10,365	(10,365)	-
Total revenue	96,397	(28,555)	67,842
Expense			
Rates, taxes and other property outgoings	8,046	-	8,046
Borrowing costs	2,076	-	2,076
Trust management fees	782	-	782
Carrying amount of non-current investment disposed of	18,190	(18,190)	-
Carrying amount of investment property disposed of	6,351	(6,351)	-
Total expense	35,445	(24,541)	10,904
Gain on disposal of investment property	-	4,014	4,014
Net profit	60,952	-	60,952
Net profit attributable to outside equity interest	2,981	-	2,981
Total changes in equity other than those resulting from transactions with unity owners as owners	57,971	-	57,971

26. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(b) Reconciliation of profit for the year ended 31 December 2004

TRUST INCOME STATEMENT	31 Dec 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	31 Dec 2004 AIFRS $'000
Revenue			
Interest Income	10,616	-	10,616
Loan establishment and security fees received	5,213	-	5,213
Distributions received	42,181	-	42,181
Proceeds on disposal of non-current investment	18,190	(18,190)	-
Total Revenue	76,200	(18,190)	58,010
Expense			
Borrowing costs	11	-	11
Other expense from ordinary activities	28	-	28
Carrying amount of non-current investment disposed of	18,190	(18,190)	-
Total Expense	18,229	(18,190)	39
Net profit	57,971	-	57,971
Total changes in equity other than those resulting from transactions with unity owners as owners	57,971	-	57,971

(3) Reconciliation of cash flow statement for the year ended 31 December 2004.

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliation

Non-recourse loans to employees

Under AIFRS the granting of non-recourse loans to fund the issue to employees of stapled securities is treated as options over stapled securities and accounted for as equity settled share-based payments under AASB 2. Loans and equity relating to securities issued are derecognised and options granted are valued and expensed over their vesting period. There is no remuneration expense in Australand Property Trust relating to options granted as Australand Holdings Limited is the employer. The loans and equity previously recognised in Australand Property Trust representing its share of loans granted under the scheme have been derecognised.

27. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

There are no matters or circumstances which have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity in future financial years, the results of those operations in future financial years or the state of affairs of the consolidated entity in future financial years.

DIRECTORS' DECLARATION
FOR THE YEAR ENDED 31 DECEMBER 2005

In the Directors' opinion:

a) the financial statements and notes set out on pages 28 to 67 are in accordance with the Corporations Act 2001, including:

   i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and

   ii) giving a true and fair view of the trust's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

b) there are reasonable grounds to believe that the trust will be able to pay its debts as and when they become due and payable; and

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors of Australand Property Limited as the responsible entity of Australand Property Trust.

Dated at Sydney this 23rd day of February 2006

Tham Kui Seng
Chairman

Brendan Patrick Crotty
Managing Director





PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the unitholders of Australand Property Trust

Audit opinion

In our opinion:

1. the financial report of Australand Property Trust:

   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Australand Property Trust and the Australand Property Trust Group (defined below) as at 31 December 2005, and of their performance for the year ended on that date, and
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remunerations disclosures that are contained in sections 1 to 4 of the remuneration report in the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and Class Order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheets, income statements, cash flow statements, statements of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Australand Property Trust (the Trust) and the Australand Property Trust Group (the consolidated entity), for the year ended 31 December 2005. The consolidated entity comprises both the Trust and the entities it controlled during that year.

The trust has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, in sections 1 to 4 of the remuneration report in the directors' report, as permitted by Class Order 06/50.

The directors of the Australand Property Limited (the directors) as responsible entity are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.



Audit approach

We conducted an independent audit in order to express an opinion to the unitholders of the trust. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and Class Order 06/50. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the trust's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and Class Order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
23 February 2006

AUSTRALAND PROPERTY TRUST No. 4

(Formerly
AUSTRALAND WHOLESALE PROPERTY TRUST No. 4)

ARSN 108 254 413

FINANCIAL REPORT

31 DECEMBER 2005

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

The Directors of Australand Investments Limited ("the responsible entity"), formerly Australand Wholesale Investment Limited, being the responsible entity of Australand Property Trust No.4 ("the Trust"), formerly Australand Wholesale Property Trust No.4, present their report together with the financial report of the Trust and the consolidated financial report of the consolidated entity, being the Trust and its controlled entities, for the shortened financial year ended 31 December 2005.

Directors

The following persons were directors of the responsible entity at the start of the shortened financial year and up to the date of this report:

THAM Kui Seng (appointed as Chairman on 12 October 2005)
James Glen SERVICE, AO (Deputy Chairman)
Brendan Patrick CROTTY (appointed as director on 12 October 2005)
William John BEERWORTH (appointed as director on 12 October 2005)
Lt Gen (Ret'd) Winston CHOO (appointed as director on 12 October 2005)
Ian Farley HUTCHINSON (appointed as director on 12 October 2005)
Paul Dean ISHERWOOD (appointed as director on 15 December 2005)
KEE Teck Koon (appointed as director on 12 October 2005)
LUI Chong Chee (appointed as director on 12 October 2005)

Samuel KAVOURAKIS and Lyndsay SHADDOCK were directors from the beginning of the shortened financial year until their resignation on 14 October 2005.

Directors' qualifications, experience and special responsibilities

THAM Kui Seng

Non-executive director
Chairman of the Board and Member of the Remuneration Committee
Appointed to the Board on 31 January 2001
Age 48

Experience & other directorships

Mr Tham brings to the Board considerable business experience and a strong management background.

He was appointed a Director and Chairman in January 2001. Mr Tham is currently the Chief Corporate Officer of CapitaLand Limited. He was formerly Chief Operating Officer of Pidemco Land Limited, having joined that company in 1996.

Qualifications

Mr Tham holds a Bachelor of Arts (First Class Honours) degree in Engineering Science from Oxford University.

James Glen SERVICE AO

Independent non-executive director
Deputy Chairman
Chairman of the Audit Committee and a Member of the Remuneration Committee
Appointed to the Board on 12 July 1995
Age 73

Experience & other directorships

Mr Service is a very experienced listed company director and brings to the Board considerable property sector experience.

He is Executive Chairman of JG Service Pty Ltd, a specialist property consulting company. He serves on the board of a number of public and private companies including as Chairman of ACTEW Corporation Ltd, director of Challenger Financial Services Group and as a Non-executive Director of CapitaMall Property Trust Management Ltd. Mr Service is a past national president of the Property Council of Australia and continues to be involved in a number of other government, cultural and community organisations.

Directorships of listed entities within the last three years

Challenger International Limited (appointed 8 April 2002 and resigned 18 August 2003) and Challenger Financial Services Group Ltd (appointed 6 November 2003).

Qualifications

Mr Service's qualifications are (Hon) Life Fellow Australian Institute of Building, Fellow of Chartered Secretaries Australia, Fellow CPA Australia and Adjunct Professor National Institute for Governance.

Brendan Patrick CROTTY
Executive Director
Managing Director
Appointed to the Board on 20 June 1985
Age 59

Experience & other directorships

Mr Crotty has extensive expertise in the property industry having worked in the sector for the entire length of his professional career.

He has been Managing Director of Australand since 1990. He joined Australand Holdings Limited (then the Land Division of Hooker Corporation Limited) in 1977, where he held a number of general management positions, before becoming Executive General Manager of the Land, Housing and Apartment Divisions. Prior to 1977, Mr Crotty held senior positions in a property development company and was a partner in a professional firm of surveyors, town planners and civil engineers.

Qualifications

Mr Crotty has formal qualifications in surveying, town planning and business administration and also completed an advanced general management course at IMEDE, Lausanne, Switzerland. He is a Fellow of the Australian Property Institute and the Australian Institute of Company Directors and is also a Member of the Planning Institute of Australia.

William John BEERWORTH
Independent non-executive director
Chairman of the Corporate Governance Committee, Member of the Risk and Compliance Committee, Remuneration Committee and Nomination Committee
Appointed to the Board on 20 March 1997
Age 60

Experience

Mr Beerworth is an investment banker and solicitor and brings to the Board extensive experience in investment banking and in corporate law and governance.

He is Managing Director of Beerworth and Partners Limited, a corporate advisory firm specialising in mergers, acquisitions and corporate transactions. He has held a number of senior positions, including Director of HSBC Australia Limited, Managing Director of HSBC Australia Corporate Finance Limited, Senior Partner of Mallesons Stephen Jaques and Senior Assistant Secretary of the Commonwealth Attorney-General's Department.

Qualifications

Mr Beerworth's formal qualifications include Bachelor's degrees in Arts and Law from the University of Sydney, Master of Laws and Doctor of Juridical Science from the University of Virginia, Master of Commerce from the University of New South Wales and Master of Business Administration from Macquarie Graduate School of Management. He is a Fellow of CPA Australia, Australian Institute of Company Directors, Tax Institute and Australian Institute of Management.

Other directorships

He is Chairman of Contango Asset Management Limited, a substantial wholesale funds manager and is on several Faculty Advisory Boards.

He is a member of the Australian Competition Tribunal and was a member of the Financial System Inquiry Committee (the "*Wallis Committee*").

Lt. Gen (Ret'd) Winston CHOO
Independent non-executive director
Member of the Audit Committee
Appointed to the Board on 15 July 1997
Age 64

Experience & other directorships

Lt Gen (Ret'd) Choo provides the board with a wealth of leadership and management expertise from serving as Singapore's Chief of Defence Force from 1974 to 1992 and his experience as a company director on several listed companies since 1993.

From 1994 to 1997, he served as Singapore's High Commissioner to Australia and concurrently Ambassador to Fiji. From July 2001 to September 2005, he served as Singapore's Non-resident High Commissioner to South Africa. General Choo is currently Singapore's Non-resident High Commissioner to Papua New Guinea and Non-resident Ambassador-designate to Israel. He is Chairman of Rowsley Ltd, FairVision Pte Ltd, WOW Vision Pte Ltd, Tridex Pte Ltd, Singapore Red Cross Society and a member of the Board of Rowsley Capital Pte Ltd, Rowsley Ventures Pte Ltd, Foodfare Catering Pte Ltd and Cougar Logistics Corporation Ltd.

Qualifications

General Choo's formal qualifications include a Master of Arts in History from Duke University, USA and completion of the Advanced Management Programme at Harvard University.

Ian Farley HUTCHINSON
Independent non-executive director
Chairman of the Nomination Committee, Member of the Audit Committee, Risk and Compliance Committee and Corporate Governance Committee
Appointed to the Board on 11 December 2001
Age 67

Experience & other directorships

Mr Hutchinson is an experienced company director and also brings to the Board extensive experience in Corporate Law.

Mr Hutchinson has extensive experience in corporate law having been Senior Partner and Chairman of the National Firm and a Partner of Freehills for 30 years. He also has extensive experience as Chairman or a Member of Audit, Risk and Compliance and Corporate Governance Committees of other companies. He has also served on advisory and review committees for the Australian Federal Government.

Directorships of listed entities within the last three years

Heggies Bulkhaul Limited (appointed 12 October 2001 and resigned 29 October 2004); Global Mining Investments Limited (appointed 28 January 2004 and resigned 9 December 2005).

Other directorships

He is Chairman of Hoya Lens Australia Pty Limited and is a director of Zurich Financial Services Australia Limited (Group).

Qualifications

Mr Hutchinson holds a Bachelor of Law degree from the University of Sydney.

Paul Dean ISHERWOOD
Independent non-executive director
Member of the Audit Committee
Appointed to the Board on 15 December 2005
Age 67

Experience

Mr Isherwood is an experienced company director and also brings to the Board a strong finance and accounting background.

Mr Isherwood also has proven leadership experience from his career with Coopers & Lybrand that spanned 38 years. During this time Paul was National Chairman and Managing Partner of Coopers & Lybrand (Australia) from 1985 to 1994 and served on the International Board and Executive Committee of the firm from 1985 to 1994. On his retirement from Coopers & Lybrand in 1995, Mr. Isherwood commenced a career as a non-executive director and since that time has acquired extensive corporate governance experience, including as Chairman, across different industry sectors, and mostly with listed public companies.

Directorships of listed entities within the last three years

Chairman, Globe International Limited (appointed 30 March 2001); Chairman, Stadium Australia Management Limited (appointed 11 March 1996); Director, St George Bank Limited (appointed 27 October 1997).

Other directorships

He is Chairman of NM Rothschild Australia Holdings Pty Limited, St George Bank New Zealand Ltd and Munich Reinsurance Company of Australasia Ltd.

Qualifications

Mr Isherwood is a Fellow of the Institute of Chartered Accountants in Australia.

KEE Teck Koon
Non-executive director
Appointed to the Board on 27 February 2004
Age 49

Experience & other directorships

Mr Kee brings to the Board extensive experience in the property sector.

He is the Vice Chairman of CapitaLand Retail Ltd and CapitaLand Commercial and Integrated Development Ltd. He is also the Chief Executive Officer of CapitaLand Financial Ltd, which is the manager of two REITs in Singapore, namely CapitaMall Trust (the first listed REIT in Singapore) and CapitaCommercial Trust Management Limited.

Qualifications

Mr Kee holds Bachelors (Honours) and Masters degrees in Engineering Science from Oxford University.

LUI Chong Chee
Non-executive director
Member of the Audit Committee, Corporate Governance Committee and Nomination Committee
Appointed to the Board on 11 December 2001
Age 45

Experience & other directorships

Mr Lui is the Chief Executive Officer of CapitaLand Residential Limited, a Director of Raffles Holdings Limited and an Alternate Director of The Ascott Group Limited.

Mr Lui joined CapitaLand Limited in November 2001 as Chief Financial Officer. He had oversight of all finance and treasury functions in the group and was instrumental in strengthening the balance sheet of the CapitaLand Group. He relinquished his role as Chief Financial Officer and assumed the role as Chief Executive Officer of CapitaLand Residential Limited on 1 July 2005.

Prior to joining CapitaLand Limited in November 2001, Mr Lui was the Managing Director of Citigroup Investment Bank (Singapore) Limited, which he joined in July 1986. Mr Lui was responsible for debt and equity capital markets and financial advisory business in Singapore. He has 15 years of experience in investment banking, including origination and implementation of various capital market financial instruments, mergers and acquisitions and financial advisory transactions in Singapore.

Qualifications

Mr Lui holds a Master of Business Administration in Finance and International Economics and a Bachelor of Science degree in Business Administration (magna cum laude) from New York University, U.S.A.

Secretaries of the Board

Details of company secretaries of the Board in office at the date of this report, and each company secretary's qualifications and experience are below:

Philip John MACKEY
Company Secretary
Age 48

Mr Mackey was appointed Company Secretary of Australand Holdings Limited in June 2003 and of Australand Property Limited and Australand Investments Limited in July 2003.

Mr. Mackey has over 24 years experience in commercial and professional services sectors encompassing company secretarial, corporate governance, compliance, risk management, treasury, audit and accounting activities. He has been a Company Secretary for the past nine years. Mr Mackey joined Australand in June 2003, prior to which he was Assistant Company Secretary of AMP Limited and held various senior management roles with that organisation over an eleven year period. Prior to AMP, Mr Mackey was a senior audit manager with the international accounting firm of Deloitte Touche Tohmatsu.

Mr Mackey holds a Bachelor of Business and a Graduate Diploma in Company Secretarial Practice. He is a Fellow of Chartered Secretaries Australia, an Associate of the Institute of Chartered Accountants, Australia and a Member of the Australian Institute of Company Directors.

Michael Bowden NEWSOM
General Counsel
Age 53

Mr Newsom has over 29 years experience in commercial and corporate law, litigation, capital markets, mergers and acquisitions and corporate administration both in private practice and in large publicly listed companies across the property, building materials, petroleum and financial services industries.

Mr Newsom joined Australand in August 2000, prior to which he held the positions of Company Secretary and General Counsel of Pioneer International Limited and Ampol Limited.

He holds a Bachelor of Arts and Law degrees and is a Solicitor of the Supreme Court of NSW and is also admitted to practice in the Federal and High Courts of Australia.

DIRECTORS' REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Board and Board Committee Meetings

The number of meetings of the Board and Board Committees held during the year ended 31 December 2005, and the number of meetings attended by each director was:

Director	Board		Audit Committee		Corporate Governance Committee		Nomination Committee		Remuneration Committee		Risk and Compliance Committee	
	A	B	A	B	A	B	A	B	A	B	A	B
Tham Kui Seng (Chairman)	12	13	-	-	-	-	-	-	3	3	-	-
James Glen Service	12	13	5	5	-	-	-	-	3	3	-	-
Brendan Patrick Crotty	13	13	-	-	-	-	-	-	-	-	-	-
William John Beerworth	13	13	-	-	2	2	2	2	3	3	8	8
Lt Gen (Ret'd) Winston Choo	12	13	4	5	-	-	-	-	-	-	-	-
Ian Farley Hutchinson	13	13	5	5	2	2	2	2	-	-	8	8
Paul Dean Isherwood	1	1	-	-	-	-	-	-	-	-	-	-
Kee Teck Koon	10	13	-	-	-	-	-	-	-	-	-	-
Lui Chong Chee	9	13	3	5	2	2	0	2	-	-	-	-
Liew Mun Leong 1	-	-	-	-	-	-	-	-	3	3	-	-
Nancy Milne 2	-	-	-	-	-	-	-	-	-	-	8	8

Column A - indicates the number of meetings attended during the time the Director held office or was a member of the Board Committee during the year.

Column B - indicates the number of meetings held during the time the Director held office or was a member of the Board Committee during the year.

1) The Remuneration Committee is chaired by Mr Liew Mun Leong, President and Chief Executive Officer of Australand's largest security holder the Singapore based property group, CapitaLand Limited. Mr Liew is not a director of Australand.

2) The Risk and Compliance Committee is chaired by Ms Nancy Milne who is not a director of Australand, but who is an experienced company director and who has extensive experience in risk management and compliance matters.

3) Up until the time of the completion of the Merger Proposal of Australand Property Trust No.4 and Australand Property Trust No.5 with Australand and the retirement of Messrs Kavourakis and Shaddock from the Board, there were seven Board meetings held by Messrs Service, Kavourakis and Shaddock. Of these, five were held specifically in relation to the Merger Proposal and as Mr Service is a director of Australand, he did not attend those five meetings.

Responsible entity and Trust particulars

The registered office and principal place of business of the responsible entity and the Trust is Level 3 1C Homebush Bay Drive, Rhodes 2138.

Principal activities

The principal activity of the Trust is ownership of income producing commercial and industrial properties within Australia.

The responsible entity holds an Australian Financial Services Licence No. 228837 issued pursuant to section 913B of the Corporations Act 2001 and the Trust was registered as a Managed Investment Scheme on 11 March 2004.

No other significant change in the nature of these activities occurred during the shortened financial year.

Review of operations

The net profit of the consolidated entity for shortened financial year ended 31 December 2005 was $4,610,000 (year ended 30 June 2005: $18,234,000). The net tangible asset backing of the Trust as at 31 December 2005 was $0.961 per fully paid unit (year ended 30 June 2005: $1.119).

Derivatives and other financial instruments

The entity's activities expose it to changes in interest rates. It is also exposed to credit and liquidity risks from its operations. The responsible entity has developed policies and procedures in each of these areas to manage these exposures.

It is the responsible entity's policy to use derivative financial instruments to hedge cash flows, subject to interest rate risks. Derivative financial instruments are not held for speculative purposes.

Financing facilities and operating cash flows are managed to ensure that the consolidated entity is not exposed to any adverse liquidity risks.

Distributions

Distributions declared by the Directors in respect of the shortened financial year ended 31 December 2005 were:

	$
Six months ended 31 December 2005	7,281,000
	7,281,000

Significant changes in state of affairs

In the opinion of the Directors, there were no other significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review other than that which is mentioned below.

Stapling of Australand Property Trust No.4 and Australand Property Trust No.5
On 12 October 2005, a proposal was adopted to staple Australand Property Trust No.4 and Australand Property Trust No.5 to Australand Property Group. As a result of this transaction, approximately $265 million of Australand Property Trust No.4's investment properties were acquired.

As a result of the stapling, Australand comprises 4 listed entities namely Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 from 12 October 2005.

Change in reporting periods

By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("AIL") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.4 ("APT4") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("Shortened Financial Year"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

Environmental regulation

The consolidated entity, as owner of the investment properties, regularly monitors its environmental exposures to ensure that it has complied with environmental regulations. The directors are not aware of any breaches of environmental regulations during the period covered by this report.

Matters subsequent to the end of the shortened financial year

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity in future financial years, the results of those operations in future financial years or the state of affairs of the consolidated entity in future financial years.

Interests of responsible entity

The responsible entity is a controlled entity of Australand Holdings Limited. Australand Holdings Limited also holds 61,627,189 units in the Trust issued at $0.15 per unit. As at 31 December 2005, 100% of Australand's committed equity had been contributed.

DIRECTORS' REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Likely developments and expected results of operations

Further information as to the likely developments in the operations of the Consolidated entity and the expected results of those operations in subsequent financial years have not been included in this report because, in the opinion of the Directors, it would prejudice the Consolidated entity.

Directors' and officers indemnity insurance

In accordance with its Constitution, the responsible entity has agreed to indemnify the Directors, Secretary and Executive Officers against all liabilities to other persons (other than to the responsible entity or its related bodies corporate) that may arise from their position as Director, Secretary or Executive Officer of the responsible entity and its controlled entities, except where the liability arises out of conduct involving a lack of good faith.

The responsible entity has agreed to indemnify the Directors, Secretary and Executive Officers against all costs and expenses incurred in defending an action that falls within the scope of the indemnity.

The responsible entity has paid premiums with respect to a contract insuring the Directors, Secretary and Executive Officers of the responsible entity and its controlled entities against liabilities incurred while acting as officers. The insurance contract prohibits the disclosure of the amount of the premium paid in respect of the contract.

Non-audit services

Details of the non-audit services undertaken by the Group's external auditor, PricewaterhouseCoopers, including the amounts paid or payable to the external auditor for non-audit services, are set out below and in Note 3 to the financial statements.

In accordance with advice received from the Audit Committee, the directors are satisfied that the provision of non-audit services during the year to 31 December 2005 by the external auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are so satisfied because the Audit Committee has, having regard to auditor independence requirements of applicable laws, rules and regulations, concluded that in respect of each non-audit service that the provision of such service would not impair the independence of the external auditor.

AUDITORS' REMUNERATION	Consolidated		Trust	
	31 Dec 2005 $	30 Jun 2005 $	31 Dec 2005 $	30 Jun 2005 $
During the year, the following amounts were paid to the auditor of the Trust and its related practices:				
Assurance services				
Fees paid to KPMG Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	-	50,000	-	50,000
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**50,000**	-	**50,000**	-
Audit of Compliance Plan	-	10,000	-	10,000
Total auditor's remuneration	**50,000**	60,000	**50,000**	60,000

Auditor's Independence Declaration

A copy of the external auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 95 and forms part of this report.

Rounding of amounts

The Trust and its controlled entities have applied the requirements of Class Order 98/0100 dated 10 July 1998 and in accordance with that Class Order amounts in the financial report and the directors' report have been rounded off to the nearest one thousand dollars, unless otherwise stated.



The following Remuneration Report is in relation to the stapled Australand Group comprising Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5. This disclosure relates to the remuneration of directors and relevant executives for the management of the group as a whole and not this specific entity.

INTRODUCTION

The Board of Directors is pleased to present the 2005 Remuneration Report to security holders. The Report summarises key compensation policies for the year ended 31 December 2005 and highlights the link between remuneration and corporate performance and provides detailed information on the compensation for directors and other key management personnel.

The Remuneration Report is set out under the following main headings:

1. Principles used to determine the nature and amount of remuneration;
2. Details of remuneration;
3. Service agreements;
4. Security based compensation; and
5. Additional information.

The information provided under sections 1 - 4 includes remuneration disclosures required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the Notes to the Financial Statements, pursuant to ASIC Class Order 06/50 and have been audited. The information in section 5 are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

1. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION

1.1 Remuneration Committee

The Remuneration Committee advises the Board on compensation policies and practices generally, and makes specific recommendations on compensation packages and other terms of employment for non-executive directors, executive directors and other senior executives.

The Remuneration Committee operates under the delegated authority of the Board. The Remuneration Committee's Charter is available on the Corporate Governance page in the Investor Relations section of Australand's website at www.australand.com.au.

The Remuneration Committee is chaired by Mr Liew Mun Leong, President and Chief Executive Officer of CapitaLand Limited, who is not a director of Australand, and also comprises three non-executive directors namely Messrs Tham, Beerworth and Service, the last two of whom have been determined by the Board to be independent.

The responsibilities of the Remuneration Committee are to review market practices and recommend to the Board:

- remuneration policies of Australand;
- remuneration structure and levels for non-executive directors;
- remuneration packages of the Managing Director and senior executives; and
- any incentive schemes for employees of Australand.

The Remuneration Committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to engage external advisers without seeking prior approval of the Board or management.

Australand engaged external advisers during the year on matters relating to compensation policies and other executive and employee benefits. All information relevant to matters being considered by the Remuneration Committee has been made available to the Remuneration Committee.

1.2 Remuneration Principles

a) Non-executive directors

Non-executive directors' fees

Security holders in general meeting approve the aggregate pool available for the remuneration of non-executive directors. The current aggregate fee pool limit for directors' fees payable to non-executive directors of $1,200,000 p.a. was approved by security holders at the 2005 Annual General Meeting.

Directors' fees paid to each non-executive director are agreed by the Board, based on recommendations by the Remuneration Committee. In May 2005, the Remuneration Committee commissioned an external review of non-executive director compensation by Spencer Stuart and Godfrey Remuneration Group. This review provided advice on non-executive director fees in comparator companies both in terms of market capitalisation and industry sector.

As a result of this review, the annual fees payable to non-executive directors with effect from 1 January 2006 are as follows:

- Base fee of $80,000 plus additional fees of:
- $32,000 for the Chair of the Audit Committee;
- $16,000 for members of the Audit Committee;
- $40,000 for the Chair of the Risk and Compliance Committee;
- $20,000 for members of the Risk and Compliance Committee;
- $20,000, $14,000 and $7,000 for the Chair of the Remuneration Committee, Corporate Governance Committee and Nomination Committee respectively; and
- $12,000, $8,000 and $4,000 for members of the Remuneration Committee, Corporate Governance Committee and Nomination Committee respectively;

Retirement allowances for directors

Non-executive directors do not receive any retirement allowance upon their retirement from the Board.

b) Executive pay

The Board recognises that Australand's performance is dependent on the quality of its people. To successfully achieve its financial and operating objectives, Australand must be able to attract, motivate and retain highly skilled executives who are dedicated to the interests of its security holders.

Remuneration principles

Australand's compensation principles are as follows:

- competitive compensation packages are set at market levels to attract, retain and motivate executives who will effectively manage the operations of Australand;
- rewards provided to executives by way of short term incentive bonuses and long term incentive equity allotments are linked to Group and individual performance as measured by the creation of security holder value;
- bonuses and incentive payments are based on the achievement of pre-agreed and approved financial and non-financial performance criteria; and
- full transparent disclosure of relevant executive's compensation.

Remuneration structure

Australand's compensation structure is designed to strike an appropriate balance between the fixed (**F**) and variable (**V**) components of remuneration. Variable compensation is tied to the performance of the Group and the individual and is entirely at risk.

The compensation of the Managing Director and other key management personnel and other staff members is comprised of payments and/or allocations under the following categories:

- short term employee benefits which includes cash salary (F), short term (cash) bonuses (V), annual leave (F) and other incidental benefits (F);
- post employment benefits comprising superannuation contributions (F);
- long term employee benefits including long service leave (F);
- termination benefits as defined in individual employment contracts and as required by law (F); and
- security based payments in the form of loans for purchase of securities and options granted (V).

Australand's policy is to pay variable remuneration at median levels for target performance, while providing the opportunity for an amount above the median for exceptional performance.

Executive compensation and other terms of employment are reviewed annually by the Remuneration Committee, having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice.

Details of each category are set out below:

Short term employee benefits

Short term benefits comprise:

- cash salary - this is set at a level to attract and retain suitably qualified people to the Group. The salaries are benchmarked to market and reviewed annually by the Remuneration Committee, taking account of market conditions, external surveys and advice, skills availability and Group and individual performance.



- short term bonuses - are awarded for the achievement of stretch financial or non-financial objectives. These objectives are defined each year and assess performance where relevant against occupational health safety & environmental, financial, business development and efficiency, and people development targets. Weightings are applied to each objective to reflect their relative importance.

  The performance targets and reward levels are reviewed by senior executives and the Managing Director and are approved by the Remuneration Committee. The pool from which bonuses are paid is approved by the Remuneration Committee following an assessment of Australand's financial performance (Economic Value Added) for the previous 12 months and comparison to the previous year's performance. Failure to achieve against these metrics may result in no bonus pool being approved by the Remuneration Committee.

  Bonuses are paid in March of the year following the year in which they were earnt, with 20% of the short-term bonus payments for the Managing Director, Executive General Managers and the Chief Financial Officer being deferred and paid in equal amounts over the following three years. The bonuses for the 2005 financial year (paid in March 2006) are included in the compensation tables in this report. These bonus amounts include one third of the deferred 20% bonus payment from the 2004 financial year for relevant executives.

  There are specific short-term bonuses for sales and acquisition staff based on sale of land and dwellings or the sale or lease of commercial premises. These are enacted under standard industry practice and are defined at the time the relevant executive commences employment; and

- other incidental benefits include:
  - provision of car parking spaces at office locations;
  - payment of death and total and permanent disablement and salary continuance insurance premiums for staff members; and
  - other minor benefits to provide staff with access to counselling and reimburse superannuation fees in the Australand superannuation plan.

Post employment benefits

Australand provides retirement and superannuation benefits for its employees including senior executives.

All salaried employees have the opportunity to direct their superannuation to a fund of their choice as required by Federal legislation. Australand has a superannuation plan with BT Lifetime Super for all employees who do not wish to exercise choice.

The Australand Superannuation Plan is part of the BT Lifetime Super Employer Plan (Master Trust). BT administers the plan, which offers Australand employees a wide range of benefits including:

- a large number of investment options from a range of different fund managers;
- online access for members;
- the flexibility to make additional personal contributions;
- insurance options (death and total and permanent disablement as well as salary continuance insurance);
- the option for spouse membership; and
- a rollover service to enable employees to consolidate their superannuation accounts.

Australand contributes 9% of salary in line with Superannuation Guarantee requirements. In addition, Australand contributes an amount over and above this legislated amount to cover the cost of death and total and permanent disablement and salary continuance insurance premiums for all salaried staff and BT member fees for members of the BT scheme.

Long term employee benefits

To date, Australand has not had a long term incentive plan other than the Australand Employee Securities Ownership Plan (ESOP), the details of which are set out below under share-based payments. A review is underway at the time of preparing this report to introduce vesting periods and specific Total Security Holders Return hurdles which must be achieved prior to accessing entitlements under the ESOP, thus strengthening the link between long term performance of the Group and employee reward.

Termination benefits

Termination benefits (which are payable if the executive's employment is terminated by the Group) for the Managing Director, other key management personnel and other executives are provided for in their respective contracts of employment, details of which are set out in section 3 Service Agreements.

Security based payments

There are four different schemes in this category of compensation, not all of which are accessible by all employees. Three of these can be classed as equity-settled security based schemes, namely:

(a) Australand Employee Securities Ownership Plan;
(b) Options over Australand securities (no longer issued as from 2002 onwards); and
(c) Options issued by CapitaLand Limited (no longer issued as from 2006 onwards);
Another scheme that can be classed as a cash-settled share-based scheme:
(d) Shadow Scheme for the Managing Director.

Details of each of these schemes are as follows:

Australand Employee Securities Ownership Plan (ESOP)

The purpose of the Australand ESOP is to:

- reward employees for past performance; and
- enable employees to participate in the growth and future profitability of the Group as a security holder.

The plan offers a five year, interest free, limited recourse loan to enable employees to purchase Australand stapled securities. During this five year period, the loan will be partly repaid by distributions on the securities held.

Employees are eligible to participate subject to the following:

- permanent employment (full or part time);
- at least six months' service; and
- satisfactory performance.

The total number of securities available for allocation is determined by the Remuneration Committee in February each year, based on Group performance in the preceding year. The number of securities for each individual allocation is based on seniority and individual performance.

Options over Australand securities

Options over unissued Australand Holdings Limited ordinary shares were last issued in March 2002 to employees under the terms of the Australand Share Option Scheme (**Option Scheme**). As part of the Stapling Proposal in 2003, the terms of the options were changed whereby they are now exercisable over Australand stapled securities.

No options over unissued Australand stapled securities have been granted since March 2002, nor were any granted during the financial year, nor since the end of the financial year.

Options issued by CapitaLand Limited

CapitaLand Limited has issued share options over its shares to a number of Australand directors, other key management personnel and other executives. Details of these commence on page 88.

Shadow Scheme for the Managing Director

This scheme provides for payment on retirement of an amount equal to the aggregate incremental value of 200,000 stapled securities allotted annually from 2003 until retirement, including the aggregate value of distributions payable, had such securities been allotted annually at the time of allotment of securities under the Australand ESOP. The number of securities will be pro-rated in the year of retirement.

2. DETAILS OF REMUNERATION

Details of the remuneration of the directors and other key management personnel of the Company and Australand are set out in the following tables.

The key management personnel of the Company and Australand are the directors identified on page 72 of the Directors' Report and the following executives, who are also included in the category of the five highest paid executives of the Company and Australand.

Name	Position	Date of appointment to role
Peter Denis Burke	Executive General Manager, Residential	8 March 2004
John Antony Thomas	Executive General Manager, Commercial and Industrial	1 June 2003
David Paul Craig	Chief Financial Officer	22 September 2003

The compensation of other executives who are also included in the category of the five highest paid executives of the Company and/or Australand (as set out in the following table) but who are not considered key management personnel of either the Parent Entity or Australand is shown separately.

All key management personnel (other than the directors) are employed by Rylehall Pty Limited, a wholly owned controlled entity of Australand Holdings Limited.

Notes to the table on the following page:

1. Mr Hennessy's incentive award paid in 2005 comprises $162,395 relating to, but not accrued in 2004 and $313,059 relating to 2005 performance.
2. 20% of these short term bonuses were deferred and will be paid in equal amounts in March 2006, 2007 and 2008.
3. Other benefits comprise death and permanent disability and salary continuance insurance premiums and increases in accruals for annual leave.
4. These bonuses will have 20% deferred, to be paid in equal amounts in March 2007, 2008 and 2009 .
5. Other Long Term Employee Benefits include the increase in accrual for long service leave.
6. Paul Isherwood was appointed to the Board on 15 December 2005.
7. ESOP reflects AIFRS adjustments in current year and does not reflect actual benefits received.
8. Please note that comparative figures for 2004 set out in the attached table may not agree to the disclosures in the 2004 Annual Report due to the different disclosure requirements under AASB124 Related Party Disclosures, as opposed to the disclosure requirements under AASB1046 Directors and Specified Executives Disclosures, which was applicable in 2004.

AUSTRALAND PROPERTY TRUST No. 4
AND ITS CONTROLLED ENTITIES
REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Name	Year	Short-term Employee Benefits				Post Employment Benefits (Super-annuation) $	Other Long-term employee benefits [5] $	Termination Benefits $	Security based Payments				Total
		Cash Salary $	Short-term cash bonus $	Non-Monetary Benefits $	Other Benefits [3] $				ESOP [7] $	Australand Options $	CapitaLand Options $	Other $	$
Non-executive directors													
Tham Kui Seng (Chairman)	**2005**	**142,000**	-	-	-	-	-	-	-	-	-	-	**142,000**
	2004	142,000	-	-	-	-	-	-	-	-	-	-	142,000
Jim Service (Deputy Chairman)	**2005**	**162,000**	-	-	-	-	-	-	-	**1,602**	**22,321**	-	**185,923**
	2004	162,000	-	-	-	-	-	-	-	3,871	17,408	-	183,279
Bill Beerworth	**2005**	**151,810**	-	-	-	-	-	-	-	**1,602**	**12,526**	-	**165,938**
	2004	137,750	-	-	-	-	-	-	-	3,871	10,445	-	152,066
Winston Choo	**2005**	**80,000**	-	-	-	-	-	-	-	**1,602**	**12,526**	-	**94,128**
	2004	75,000	-	-	-	-	-	-	-	3,871	10,445	-	89,316
Ian Hutchinson	**2005**	**137,590**	-	-	-	**12,383**	-	-	-	**1,602**	**12,526**	-	**164,101**
	2004	138,750	-	-	-	12,488	-	-	-	3,871	10,445	-	165,554
Paul Isherwood [6]	**2005**	-	-	-	-	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-	-	-	-	-
Kee Teck Koon	**2005**	**65,000**	-	-	-	-	-	-	-	-	-	-	**65,000**
	2004	49,985	-	-	-	-	-	-	-	-	-	-	49,985
Lui Chong Chee	**2005**	**86,000**	-	-	-	-	-	-	-	-	-	-	**86,000**
	2004	82,250	-	-	-	-	-	-	-	-	-	-	82,250
Sub total Non-executive directors	**2005**	**824,400**	-	-	-	**12,383**	-	-	-	**6,408**	**59,899**	-	**903,090**
	2004	787,735	-	-	-	12,488	-	-	-	15,484	48,743	-	864,450
Executive director													
Brendan Crotty (Managing Director)	**2005**	**754,142**	**646,864** [4]	-	**7,903**	**100,573**	**26,847**	-	-	**12,813**	**44,643**	**99,000**	**1,692,785**
	2004	723,983	500,000 [2]	-	19,281	97,858	28,401	-	-	30,967	34,816	58,000	1,493,306
Other key management personnel													
Peter Burke	**2005**	**538,000**	**400,000** [4]	-	**7,526**	**48,440**	**13,713**	-	**70,588**	**2,627**	**27,219**	-	**1,108,113**
	2004	435,022	350,000 [2]	-	30,157	39,152	22,669	-	8,454	6,348	16,555	-	908,357
John Thomas	**2005**	**508,184**	**300,000** [4]	-	**20,609**	**11,862**	**9,256**	-	**56,470**	-	**27,219**	-	**933,600**
	2004	488,706	200,000 [2]	-	2,996	11,294	8,454	-	12,506	-	20,890	-	744,846
David Craig	**2005**	**477,064**	**225,000** [4]	-	-	**42,936**	**8,336**	-	**56,470**	-	**27,219**	-	**837,025**
	2004	458,716	200,000 [2]	-	8,918	41,284	7,657	-	4,403	-	15,689	-	736,667
Totals for each component	**2005**	**3,101,790**	**1,571,864**	-	**36,038**	**216,194**	**58,152**	-	**183,528**	**21,848**	**186,199**	**99,000**	**5,474,613**
	2004	2,894,162	1,250,000	-	61,352	202,076	67,181	-	25,363	52,799	136,693	58,000	4,747,626
Totals by category	**2005**	**4,709,692**				**216,194**	**58,152**	-	**490,575**				**5,474,613**
	2004	4,205,514				202,076	67,181	-	272,855				4,747,626

Others in the category of five highest paid executives but who are not other key management personnel													
Phil Beale	**2005**	**479,252**	**150,000**	-	-	**40,748**	**9,807**	-	**56,470**	**4,004**	**27,219**	-	**767,500**
	2004	460,018	175,000	-	-	39,982	12,351	-	11,375	9,677	20,023	-	728,426
Ross Hennessy [1]	**2005**	**288,184**	**475,454**	-	**22,167**	**11,862**	**6,394**	-	**26,445**	**2,402**	**8,431**	-	**841,339**
	2004	260,210	140,013	-	6,742	11,294	4,786	-	2,844	5,806	5,326	-	437,021



The time of Messrs Tham, Kee and Lui was made available by CapitaLand Limited. None of these directors were personally paid any director's fees but these amounts above were paid to CapitaLand Limited in respect of these services.

The time of Mr J G Service was made available by J G Service Pty Limited. Mr Service is not personally paid any director's fees. The amounts paid to J G Service Pty Limited, in respect of those services, are included in the above figures.

The time of Mr W J Beerworth was made available by Beerworth and Partners Limited. Mr Beerworth is not personally paid any director's fees. The amounts paid to Beerworth and Partners Limited, in respect of those services, are included in the above figures.

3. SERVICE AGREEMENTS

The Managing Director and other key management personnel of the Company and Australand have letters of appointment, which provide for the provision of performance related cash bonuses, participation, when eligible, in the Australand Employee Securities Ownership Plan, and other benefits. The major provisions of the respective letters of appointment are set out below:

Mr Brendan Crotty, *Managing Director*

- Base salary, inclusive of superannuation, of $950,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (between 0% to 100% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - payment on retirement of an amount equal to the aggregate incremental value of 200,000 stapled securities allotted annually from 2003 until retirement, including the aggregate value of dividends/distributions payable, had such securities been allotted annually at the time of allotment of securities under the Australand ESOP. The number of securities will be pro-rated in the year of retirement.
- Termination benefits - three months' notice or payment in lieu of notice plus a severance payment equivalent to six months' salary.

Mr Peter Burke, *Executive General Manager, Residential*

- Base salary, inclusive of superannuation, of $650,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (between 0% to 67.5% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 125,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one months' notice or payment in lieu of notice.

Mr John Thomas, *Executive General Manager, Commercial and Industrial*

- Base salary, inclusive of superannuation, of $625,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 100,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one months' notice or payment in lieu of notice plus a payment of $175,000.

Mr David Craig, *Chief Financial Officer*

- Base salary, inclusive of superannuation, of $600,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 100,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one months' notice or payment in lieu of notice plus a severance payment of four months' salary plus an additional months' salary for each year of service from 1 January 2005 to a maximum of six months' salary.

4. SECURITY BASED COMPENSATION

4.1 Australand Options

Options outstanding as at the date of this report are as follows:

No. of options as at 1 Jan 05	No. of options exercised during year	No. of options lapsed during year	No. of options as at 31 Dec 05	No. of options exercised since 31 Dec 05	No. of options lapsed since 31 Dec 05	No. of options as at date of this report	Exercise price [1]	Expiry date
2,395,000	245,100	294,250	1,855,650	33,900	-	1,821,750	$1.57	13 Mar 08 to 13 Mar 11

1. The exercise price was amended from $1.61 to $1.58 as a result of the $225 million capital raising in December 2003 and amended further to $1.57 as a result of the $164 million capital raising in June 2004.

Under the terms of the Option Scheme, all options that are not exercised lapse on their expiry date, being five years after their vesting date. Options will also lapse on termination of the option holder's employment (excluding death of the holder) or on the holder being declared bankrupt.

Option holders have no right to participate in any issue of new stapled securities by Australand. If there is any variation in Australand stapled securities such as by way of a capital raising, reduction, sub division or consolidation, then the number of stapled securities, which may be acquired on the exercise of any option, and the exercise price will be adjusted as appropriate.

No amounts are unpaid on any of the stapled securities issued as a result of the exercise of these options.

Valuation

The value of Australand options shown in the table of compensation for directors and key management personnel set out above has been based on valuations obtained from a Black Scholes option pricing model. The key inputs to the model were:

- strike price - $1.57;
- volatility - 23%;
- risk free interest rate - 6%;
- dividend/distribution yield - 7.5%;
- grant date - March 2002;
- vesting periods - options vested 25% per annum from March 2003; and
- vesting conditions - options only vest if the director/employee is employed at the relevant vesting date.

The value of each tranche of options has been separately calculated and as at 31 December 2005 has been recognised as follows:

- tranche vesting March 2003 - 100%;
- tranche vesting March 2004 - 100%;
- tranche vesting March 2005 - 100%; and
- tranche vesting March 2006 - 75%.

The remaining value of the options will amortise over the period to 31 March 2006.

Options held

The number of options over Australand stapled securities held by each director, other key management personnel and other executives are set out below:

Directors

Name	Balance at start of year	Vested at start of year	Vested during year	Exercised during year	Date Exercised	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-	-
Jim Service	37,500	12,500	12,500	25,000	22/9/05	12,500	-
Bill Beerworth	50,000	25,000	12,500	-	-	50,000	37,500
Brendan Crotty	400,000	200,000	100,000	-	-	400,000	300,000
Winston Choo	50,000	25,000	12,500	-	-	50,000	37,500
Ian Hutchinson	37,500	12,500	12,500	-	-	37,500	25,000
Paul Isherwood	-	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-	-

Other key management personnel

Name	Balance at start of year	Vested at start of year	Vested during year	Exercised during year	Date Exercised	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	41,000	20,500	20,500	23/11/05	61,500	41,000
John Thomas	-	-	-	-	-	-	-
David Craig	-	-	-	-	-	-	-

Other executives included in the category of five highest paid but who are not other key management personnel

Name	Balance at start of year	Vested at start of year	Vested during year	Exercised during year	Date Exercised	Balance at end of year	Vested and exercisable at end of year
Phil Beale	125,000	62,500	31,250	-	-	125,000	93,750
Ross Hennessy	75,000	37,500	18,750	-	-	75,000	56,250

Stapled securities issued on exercise of options

Details of Australand stapled securities issued as a result of the exercise of options during the year by any director or other key management personnel are set out below:

Name	Date of exercise of options	Number of stapled securities issued on the exercise of options during year	Amount paid per stapled security
Jim Service (Director)	22/09/05	25,000	$1.57
Peter Burke (KMP)	23/11/05	20,500	$1.57

4.2 CapitaLandLimited Options

CapitaLand Limited has advised that commencing 1 January 2006, CapitaLand Limited options will no longer be issued to Australand directors, other key management personnel or other executives.

References to options over CapitaLand Limited shares in this report relate to CapitaLand Limited options granted to Australand directors and executives in their capacity as directors and executives of Australand. There were 2,304,150 options outstanding at the end of the period. The weighted average share price during the year was $2.78 (2004: $1.78). The weighted average remaining contractual life of share options outstanding at the end of the period was 6.7 years.

The options that have been issued in prior years may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plan rules as follows:

Vesting schedule	% of shares over which an option is exercisable
On or before the 1st anniversary of the date of grant	-
On or after the 1st but before the 2nd anniversary of the date of grant	25
On or after the 2nd but before the 3rd anniversary of the date of grant	50
On or after the 3rd but before the 4th anniversary of the date of grant	75
On or after the 4th anniversary of the date of grant but:	100

a) in the case of an option granted to a Group Executive or a Parent Group Executive, before the 10th anniversary of the date of grant; and

b) in the case of an option granted to a Non-Executive Director or an Associated Company Executive, before the 5th anniversary of the date of grant.

Details of the various allocations of CapitaLand Limited options are as follows:

ALLOCATION	GRANT DATE	EXERCISE PERIOD	VESTING SCHEDULE 2	EXERCISE PRICE 1
2000 1st allocation	24/11/2000	5/8/2001 - 3/8/2005	25% per year	S$2.06
2000 2nd allocation	24/11/2000	5/8/2001 - 3/8/2010	25% per year	S$1.88
2001	18/6/2001	19/6/2002 - 16/6/2011	25% per year	S$1.85
2002 allocation	10/5/2002	11/5/2003 - 10/5/2012	25% per year	S$1.19
2003 1st allocation	28/2/2003	1/3/2004 - 28/2/2013	25% per year	S$1.00
2003 2nd allocation	29/8/2003	30/8/2004 - 29/8/2013	25% per year	S$1.00
2004	27/2/2004	28/2/2005 - 27/2/2014	25% per year	S$1.20
2005 1st allocation	25/2/2005	26/2/2006 - 25/2/2015	25% per year	S$2.45
2005 2nd allocation	26/8/2005	27/8/2006 – 26/8/2015	25% per year	S$2.88

1. Adjustments to unexercised share options were made to compensate for the changes in value of the options arising from CapitaLand Limited's capital reduction and distribution in specie of units in CapitaCommercial Trust to existing shareholders during 2004. Where the exercise price could not be fully adjusted due to the constraint of the par value of S$1.00, additional share options were granted.
2. The vesting schedule for directors is 50% per year from 2003 onwards

The value of CapitaLand Limited options shown in the table of compensation for directors, other key management personnel and other executives set out above has been based on valuations obtained from a Black Scholes option pricing model. The key inputs to the model were:

- strike prices - as set out above;
- volatility – 27.6%;
- risk free interest rate – 3.14%;
- dividend yield – 2.67%;
- grant date - as set out above;
- vesting periods - as set out above; and
- vesting conditions - options only vest if the director/employee is employed at the relevant vesting date.

The value of each tranche of options has been separately calculated and as at 31 December 2005 has been recognised as follows:

- tranche vesting 2001 - 100%;
- tranche vesting 2002 - 100%;
- tranche vesting 2003 - 100%;
- tranche vesting 2004 - 100%; and
- tranche vesting 2005 - 100%.

AUSTRALAND PROPERTY TRUST No. 4
AND ITS CONTROLLED ENTITIES
REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Options held

The number of options over CapitaLand Limited shares held by each director, other key management personnel and other executives is set out below:

Directors

Name	Grant Date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Tham Kui Seng 1	-	-	-	-	-	-		-
Jim Service 2	18/6/2001	50,000	-	37,500	12,500	12,500	25%	12,500
	10/5/2002	50,000	-	37,500	12,500	12,500	25%	-
	28/2/2003	66,000	-	55,400	33,000	10,600	50%	10,600
	27/2/2004	50,000	-	-	25,000	50,000	50%	25,000
	25/2/2005	-	40,000	-	-	40,000	50%	-
Brendan Crotty	24/11/2000	42,000	-	-	-	42,000	25%	42,000
	18/6/2001	100,000	-	-	25,000	100,000	25%	100,000
	10/5/2002	100,000	-	-	25,000	100,000	25%	75,000
	28/2/2003	126,000	-	-	31,500	126,000	25%	63,000
	27/2/2004	100,000	-	-	25,000	100,000	25%	25,000
	25/2/2005	-	80,000	-	-	80,000	25%	-
Bill Beerworth	18/6/2001	30,000	-	-	7,500	30,000	25%	30,000
	10/5/2002	30,000	-	-	7,500	30,000	25%	22,500
	28/2/2003	39,600	-	-	19,800	39,600	50%	39,600
	27/2/2004	30,000	-	-	15,000	30,000	50%	15,000
	25/2/2005	-	20,000	-	-	20,000	50%	-
Winston Choo	24/11/2000	60,000	-	60,000	-	-	25%	-
	18/6/2001	30,000	-	30,000	7,500	-	25%	-
	10/5/2002	30,000	-	22,500	7,500	7,500	25%	-
	28/2/2003	39,600	-	39,600	19,800	-	50%	-
	27/2/2004	30,000	-	15,000	15,000	15,000	50%	-
	25/2/2005	-	20,000	-	-	20,000	50%	-
Ian Hutchinson	10/5/2002	30,000	-	-	7,500	30,000	25%	22,500
	28/2/2003	39,600	-	-	19,800	39,600	50%	39,600
	27/2/2004	30,000	-	-	15,000	30,000	50%	15,000
	25/2/2005	-	20,000	-	-	20,000	50%	-
Paul Isherwood	-	-	-	-	-	-	-	-
Kee Teck Koon 1	-	-	-	-	-	-	-	-
Lui Chong Chee 1	-	-	-	-	-	-	-	-

1. These directors hold CapitaLand Limited options in their capacity as an executive of CapitaLand and not in their capacity as a director of Australand.
2. Mr. Service holds additional CapitaLand Limited options but not in his capacity as a director of Australand.

Other key management personnel

Name	Grant date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Peter Burke	24/11/2000	20,000	-	20,000	-	-	25%	-
	18/6/2001	25,000	-	25,000	6,250	-	25%	-
	10/5/2002	10,000	-	7,500	2,500	2,500	25%	-
	28/2/2003	12,600	-	6,300	3,150	6,300	25%	-
	18/3/2004	60,000	-	15,000	15,000	45,000	25%	-
	25/2/2005	-	50,000	-	-	50,000	25%	-
John Thomas	28/2/2003	64,800	-	-	16,200	64,800	25%	32,400
	27/2/2004	60,000	-	-	15,000	60,000	20%	15,000
	25/2/2005	-	50,000	-	-	50,000	20%	-
David Craig	27/2/2004	60,000	-	-	15,000	60,000	25%	15,000
	25/2/2005	-	50,000	-	-	50,000	25%	-

Other executives included in the category of five highest paid but who are not other key management personnel

Name	Grant date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Phil Beale	24/11/2000	30,000	-	-	-	30,000	25%	30,000
	18/6/2001	50,000	-	-	12,500	50,000	25%	50,000
	10/5/2002	50,000	-	-	12,500	50,000	25%	37,500
	28/2/2003	63,000	-	-	15,750	63,000	25%	31,500
	18/3/2004	60,000	-	-	15,000	60,000	25%	15,000
	25/2/2005	-	50,000	-	-	50,000	25%	-
Ross Hennessy	29/8/2003	16,200	-	-	4,050	16,200	25%	8,100
	27/2/2004	15,000	-	-	3,750	15,000	25%	3,750
	25/2/2005	-	20,000	-	-	20,000	25%	-

Shares issued on exercise of options

Details of CapitaLand Limited shares issued as a result of the exercise of options during the year by any director or other key management personnel are set out below:

Directors

Name	Date of exercise of options	Number of shares issued on the exercise of options	Amount paid per share S$
Jim Service	10/8/2005	37,500	2.02
	10/3/2005	25,000	1.32
	10/8/2005	12,500	1.32
	10/3/2005	33,000	1.00
	10/8/2005	22,400	1.00
Winston Choo	24/11/2000	60,000	2.06
	27/4/2005	22,500	2.02
	21/9/2005	7,500	2.02
	8/9/2004	15,000	1.32
	21/9/2005	7,500	1.32
	8/9/2004	19,800	1.00
	21/9/2005	19,800	1.00
	21/9/2005	15,000	1.33

Other key management personnel

Name	Date of exercise of options	Number of shares issued on the exercise of options	Amount paid per share S$
Peter Burke	12/8/2005	20,000	1.88
	13/10/2005	25,000	1.85
	24/6/2005	7,500	1.19
	16/5/2005	6,300	1.00
	19/7/2005	15,000	1.14

No other executives included in the category of five highest paid executives but who are not other key management personnel exercised any options during the year.

4.3 Australand Employee Securities Ownership Plan

No directors, including the Managing Director, participate in the Australand Employee Securities Ownership Plan (ESOP).

Details of Australand stapled securities issued under the Australand ESOP and the related loan balances are set out below:

2005 Offer: issued 24 March 2005 at a strike price of $1.80 per stapled security

2004 Offer: issued 21 June 2004 at a price of $1.63 per stapled security

2003 Offer: issued 31 December 2003 at a price of $1.61 per stapled security

Other key management personnel

Name	Number of stapled securities issued in Dec 03	Number of stapled securities issued in Jun 04	Number of stapled securities issued in Mar 05	Number of stapled securities disposed of during year	Balance stapled securities held at end of year	Value of stapled securities issued $	Loan balance at start of year $	Loan repayments during year $	Movement in loan balance during year $	Balance of loan at end of year $
Peter Burke	50,000	100,000	125,000	-	275,000	468,500	232,983	25,838	225,000	432,145
John Thomas	100,000	100,000	100,000	-	300,000	504,000	308,166	29,250	180,000	458,916
David Craig	-	100,000	100,000	-	200,000	343,000	157,800	18,525	180,000	319,275

Other executives included in the category of five highest paid executives but who are not other key management personnel

Name	Number of stapled securities issued in Dec 03	Number of stapled securities issued in Jun 04	Number of stapled securities issued in Mar 05	Number of stapled securities disposed of during year	Balance stapled securities held at end of year	Value of stapled securities issued $	Loan balance at start of year $	Loan repayments during year $	Movement in loan balance during year $	Balance of loan at end of year $
Phil Beale	100,000	100,000	100,000	200,000	100,000	180,000	150,366	158,166	180,000	172,200
Ross Hennessy	50,000	50,000	50,000	-	150,000	252,000	154,083	14,625	90,000	229,458

4.4 Security holdings

The number of Australand stapled securities held during the financial year by each director and other key management personnel and other executives is set out below:

Directors

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	25,000	-	225,000
Bill Beerworth	3,876	-	-	3,876
Brendan Crotty	815,243	-	28,864	844,107
Winston Choo	-	-	-	-
Ian Hutchinson	54,415	-	2,761	57,176
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	150,000	20,500	125,000	295,500
John Thomas	200,000	-	100,000	300,000
David Craig	249,818	-	150,182	400,000

Other executives included in the category of five highest paid executives but who are not other key management personnel

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Phil Beale	100,000	-	-	100,000
Ross Hennessy	100,000	-	50,000	50,000

5. ADDITIONAL INFORMATION (UNAUDITED)

5.1 Loans to directors and other key management personnel

There were no loans made to any director or other key management personnel during the year nor were there any loans outstanding as at year end.

5.2 Insurance of officers

Australand has paid premiums with respect to a contract insuring the directors, secretaries and executive officers against liabilities incurred while acting as officers. The insurance contract prohibits the disclosure of the amount of the premium paid in respect of the contract. No part of the premium has been included in the details of compensation for specified directors or other key management personnel above. Information relating to the insurance contracts is set out in the Directors' Report on page 78.

5.3 Principles used to determine the nature and amount of remuneration: relationship between remuneration and Group performance

The overall level of executive compensation takes into account the performance of the Group over the past year and comparison to the previous year's performance. Over the past five years, the Group's profit after tax attributable to stapled security holders of Australand has grown at an average rate of 23% p.a., and Total Security Holders Return has grown at an average rate of 22% p.a. During the same period, average top five executive remuneration has grown approximately 11% p.a.

5.4 Details of remuneration: cash bonuses and options

For each cash bonus and grant of options included in the table on page 84, the percentage of that available bonus that was paid or options that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria are set out below.

Cash bonus			Australand Options				
Name	Paid %	Forfeited %	Year Granted	Vested %	Financial Year in which options will vest	Minimum total of grant yet to vest	Maximum total value of grant yet to vest
Brendan Crotty	75.7	24.3	2002	75	2006	100,000	157,000
Peter Burke	98.8	1.2	2002	75	2006	20,500	32,185
John Thomas	85.5	14.5	-	-	-	-	-
David Craig	64.1	35.9	-	-	-	-	-

5.5 Security based compensation: options

Further details relating to options are set out below:

Name	A Remuneration consisting of options	B Value at grant date	C Value at exercise date	D Value at lapse date	E Total of columns B-D
Tham Kui Seng	-	-	-	-	-
Jim Service	0.9	-	9,750	-	9,750
Bill Beerworth	1.0	-	-	-	-
Brendan Crotty	0.8	-	-	-	-
Winston Choo	1.7	-	-	-	-
Ian Hutchinson	1.0	-	-	-	-
Paul Isherwood	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-
Peter Burke	0.2	-	9,430	-	9,430
John Thomas	-	-	-	-	-
David Craig	-	-	-	-	-

A = the percentage of the value of remuneration consisting of options.

B = the value at grant date calculated in accordance with AASB 2 *Share based Payments* of options granted during the year as part of remuneration.

C = the value at exercise date of options that were granted as part of remuneration and were exercised during the year.

D = the value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

Dated at Sydney this 23rd day of February 2006.

Signed in accordance with a resolution of the directors.

Tham Kui Seng
Chairman

Brendan Patrick Crotty
Managing Director

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the audit of Australand Property Trust No.4 for the period ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Australand Property Trust No.4 and the entities it controlled during the period.

Matthew Lunn
Partner
PricewaterhouseCoopers

Sydney
23 February 2006

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

INCOME STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

		Consolidated		Trust	
		31 Dec 2005[1]	30 Jun 2005[1]	31 Dec 2005[1]	30 Jun 2005[1]
	Note	$'000	$'000	$'000	$'000
Rental income		**10,298**	10,079	**-**	-
Recoverable outgoings		**2,020**	837	**-**	-
Interest and facility fee		**1,863**	236	**1,772**	9
Distributions from controlled entities		**-**	-	**5,813**	4,680
Total revenue		**14,181**	11,152	**7,585**	4,689
Rates, taxes and other property outgoings		**2,315**	1,182	**-**	-
Borrowing costs	2	**6,749**	5,230	**2,671**	-
Other expenses		**507**	430	**304**	379
Total expenses		**9,571**	6,842	**2,975**	379
		4,610	4,310	**4,610**	4,310
Net gains from fair value adjustments on investment property	5	**-**	13,924	**-**	-
Net profit		**4,610**	18,234	**4,610**	4,310
Basic earnings per unit	23	**0.49 cents**	15.58 cents		
Diluted earnings per unit	23	**0.49 cents**	15.58 cents		

The above income statements should be read in conjunction with the accompanying notes.

[1] By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.4 ("**APT4**") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period from 1 July 2004 to 30 June 2005.

BALANCE SHEETS
AS AT 31 DECEMBER 2005

		Consolidated		The Trust	
	Note	31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
Current assets					
Cash and cash equivalents	18	**3,002**	3,435	**1,476**	1,167
Receivables	4	**781**	3,349	**7,340**	3
Other assets	8	**132**	112	**-**	-
Total current assets		**3,915**	6,896	**8,816**	1,170
Non-current assets					
Investment properties	5	**265,400**	265,400	**-**	-
Investment properties under construction	6	**-**	-	**-**	-
Investment in controlled entities	7	**-**	-	**157,133**	157,133
Other assets	8	**-**	816	**-**	-
Total non-current assets		**265,400**	266,216	**157,133**	157,133
Total assets		**269,315**	273,112	**165,949**	158,303
Current liabilities					
Payables	9	**2,787**	5,209	**41,600**	39,917
Provisions	10	**7,281**	1,386	**7,281**	1,386
Interest bearing liabilities	11	**78,233**	5,014	**-**	-
Total current liabilities		**88,301**	11,609	**48,881**	41,303
Non-current liabilities					
Interest bearing liabilities	11	**50,000**	130,579	**-**	-
Total Non-current liabilities		**50,000**	130,579	**-**	-
Total liabilities		**138,301**	142,188	**48,881**	41,303
Net assets		**131,014**	130,924	**117,068**	117,000
Equity					
Contributed equity	12	**136,397**	117,000	**136,397**	117,000
Reserves	13	**(6,301)**	-	**(19,329)**	-
Undistributed income	14	**918**	13,924	**-**	-
Total equity		**131,014**	130,924	**117,068**	117,000

The above balance sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF CHANGES IN EQUITY
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Consolidated		The Trust	
	31 Dec 2005[1]	30 Jun 2005[1]	31 Dec 2005[1]	30 Jun 2005[1]
	$'000	$'000	$'000	$'000
Total equity at the beginning of the financial year	**130,924**	117,000	**117,000**	117,000
Profit for the financial year	**4,610**	18,234	**4,610**	4,310
Transactions with equity holders:				
Contributions of equity, net of transaction costs	**128,682**	-	**128,682**	-
Dividends provided for or paid (note 10)	**(7,281)**	(4,310)	**(7,281)**	(4,310)
Distributions classified as Borrowing costs	**2,671**	-	**2,671**	-
Redemption of unitholders equity	**(109,285)**	-	**(109,285)**	-
Redemption of unitholders retained earnings	**(13,006)**	-	**-**	-
Capital Redemption Reserve	**(6,301)**	-	**(19,329)**	-
	(4,520)	(4,310)	**(4,542)**	(4,310)
Total equity at the end of the financial year	**131,014**	130,924	**117,068**	117,000

The above statements of changes in equity should be read in conjunction with the accompanying notes.

[1] By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.4 ("**APT4**") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

CASH FLOWS STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

		Consolidated		The Trust	
		31 Dec 2005[1]	30 Jun 2005[1]	31 Dec 2005[1]	30 Jun 2005[1]
	Note	$'000	$'000	$'000	$'000
Cash Flows from Operating Activities					
Receipts from customers		**16,375**	10,960	**104**	199
Payments to suppliers and employees		**(4,746)**	(2,507)	**(51)**	-
Distribution income		**-**	-	**5,813**	4,680
Interest received		**1,863**	236	**1,772**	9
Borrowing costs paid		**(6,695)**	(4,487)	**(2,671)**	-
Net cash inflow from operating activities	18	**6,797**	4,202	**4,967**	4,888
Cash Flows from Investing Activities					
Payments for establishment costs		**-**	(173)	**-**	-
Payments for investment properties & investment properties under construction		**-**	(29,042)	**-**	-
Net cash (outflow) from investing activities		**-**	(29,215)	**-**	-
Cash Flows from Financing Activities					
Proceeds from issue of units		**128,722**	-	**128,722**	-
Redemption of Non-APT units		**(128,722)**	-	**(128,722)**	-
Repayment of borrowings		**(80,579)**	-	**-**	-
Proceeds from borrowings		**-**	63,093	**-**	-
Loans from/(to) related parties		**74,735**	(32,142)	**-**	(32,142)
Loans from controlled entities		**-**	-	**(3,272)**	30,924
Distributions paid		**(1,386)**	(3,932)	**(1,386)**	(3,932)
Net cash (outflow)/inflow from financing activities		**(7,230)**	27,019	**(4,658)**	(5,150)
Net increase / (decrease) in cash and cash equivalents		**(433)**	2,006	**309**	(262)
Cash and cash equivalents at the beginning of the financial year		**3,435**	1,429	**1,167**	1,429
Cash and cash equivalents at the end of the financial year	18	**3,002**	3,435	**1,476**	1,167

The above cash flow statements should be read in conjunction with the accompanying notes.

[1] By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.4 ("**APT4**") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Australand Property Trust No.4 as an individual entity and the consolidated entity consisting of Australand Property Trust No.4 and its controlled entities as defined in Note 1(b).

a) Basis of Preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with AIFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Australand Property Trust No.4 comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure* and *AASB 124 Related Party Disclosures*.

Application of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first Australand Property Trust No. 4 financial statements to be prepared in accordance with AIFRS. AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Australand Property Trust No.4 until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Australand Property Trust No.4's 31 December 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the consolidated enity's equity and its net income are given in note 21.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity's accounting policies.

Going Concern

There is a current asset deficiency at 31 December 2005 of $84,386,000. This is due to at call interest bearing liabilities of $78,233,000 owing to a related entity, Australand Holdings Limited ("AHL"). The Board of AHL has provided a letter of support to the Board of Australand Property Limited that they will not call upon the loan until such time when APT is in a position to be able to repay these loans.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all controlled entities of Australand Property Trust No.4 as at 31 December 2005 and the results of all controlled entities for the period then ended.

Controlled entities are all those entities (including special purpose entities) over which the Trust has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Trust controls another entity.

Controlled entities are fully consolidated from the date on which control is transferred to the Trust. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Trust.

c) Revenue Recognition

Rental Income

Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rental income relating to straight lining is included as a component of the net gain from fair value adjustments on investment property. An asset is recognised to represent the portion of operating lease income in a reporting period relating to fixed increases in operating lease rentals in future periods. Such assets are recognised as a component of the carrying amount of investment properties in the balance sheet.

d) Investment Properties

Investment properties comprise investment interests in land and buildings held for long term rental yields. Investment properties are carried at fair value, representing open market value determined annually by external valuers, with 50% of properties valued in the first half of each year and the balance in the second half.

The carrying amount of investment properties recorded in the balance sheet includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods. Changes in fair values are recorded in the income statement as part of other income.

Investment properties under development

Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's completion value.

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

f) Trade Receivables

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

g) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the consolidated entity's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than fair value of net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

h) Impairments of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

i) Trade and Other Creditors

Trade and other creditors represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

j) Provisions

Provisions are recognised when the consolidated entity has a present legal or constructive obligation as a result of past events, it is more likely than not an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) Lease Incentives

Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including, up front cash payments, rent free periods, or a contribution to certain lessee costs such as fit out or relocation costs. As these incentives are repaid out of future lease payments, they are recognised as an asset in the consolidated balance sheet as a component of the carrying amount of investment properties and amortised over the lease period.

l) Borrowings and Borrowing Costs

Borrowings are initially recognised at fair value net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between proceeds (net of transaction costs) and redemption is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the consolidated entity has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowing costs incurred for construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for intended use or sale. Other borrowing costs are expensed.

m) Taxation

Under current income tax legislation, the Trust and the consolidated entity is not liable for income tax, provided that the taxable income is fully distributed each year including any taxable capital gain derived from the sale of an asset.

n) Earnings per unit

(i) **Basic earnings per unit**

Basic earnings per unit is determined by dividing the net profit attributable to Australand Property Trust No. 4 unit holders, excluding any costs of servicing equity other than ordinary units, by the weighted average number of units outstanding during the year, adjusted for bonus elements in units, if any, issued during the year.

(ii) **Diluted earnings per unit**

Diluted earnings per unit adjusts the figures used in the determination of basic earnings per unit by taking into account the effect of interest and other financing costs associated with dilutive potential ordinary units and the weighted average number of units assumed to have been issued for no consideration in relation to the dilutive potential ordinary units.

o) Interest Income

Interest income is recognised under the effective interest rate method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

p) New Accounting Standards and UIG Interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 31 December 2005 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below for those standards that may affect the Group in future reporting periods.

(i) UIG 4 *Determining whether an Asset Contains a Lease*
UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Trust has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2006 financial statements and the UIG 4 transition provisions. The Trust will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 January 2006. Implementation of UIG 4 is not expected to change the accounting for any the Trust's current arrangements.

(ii) AASB 2005-9 *Amendments to Australian Accounting Standards (AASB 4, AASB 1023, AASB 139 & AASB 132)*
AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Trust has not elected to adopt the amendments early. It will apply the revised standards in its 31 December 2006 financial statements.

(iv) AASB 7 *Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)*
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Trust has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Trust's financial instruments.

q) Change of Financial Year End Date

By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.4 ("**APT4**") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

r) Rounding of Amounts

Australand Property Trust No.4 and the consolidated entities have applied the requirements of in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the Financial Report. Amounts in the Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
2. EXPENSES				
Borrowing costs:				
Interest paid or due and payable to				
- Banks and financial institutions	3,078	5,022	-	-
- Australand Holdings Limited	946	21	-	-
Distribution classified as borrowing cost	2,671	-	2,671	-
Other	-	4	-	-
	6,695	5,047	2,671	-
Amortisation of loan establishment and financing fees	54	183	-	-
Borrowing costs expensed	6,749	5,230	2,671	-

	$	$	$	$
3. AUDITORS' REMUNERATION				
During the period, the following amounts were paid or payable to the auditor of the Trust and its related practices:				
Assurance Services				
Fees paid or payable to KPMG Australia: Audit of financial reports and other audit work under the Corporations Act 2001	-	50,000	-	50,000
Other assurance Services				
Fees paid or payable to PricewaterhouseCoopers Australian firm:				
Audit of financial reports	50,000	-	50,000	-
Compliance plan audit services	-	10,000	-	10,000

	$'000s	$'000s	$'000s	$'000s
4. RECEIVABLES				
Current				
Rent debtors	701	963	-	-
GST receivable	80	2,386	1	3
Amounts owed by Australand Holdings Limited	-	-	7,339	-
	781	3,349	7,340	3

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

5. INVESTMENT PROPERTIES

Details of the individual properties comprising Investment Properties are set out below. Investment Properties are 100% owned except for Freshwater Place Office Tower that is 50% owned.

Description	Completion Date	Independent Valuation Date	Independent Valuation $'000	Book Value 31 December 2005 $'000	Book Value 30 June 2005 $'000
35 Huntingwood Drive, Huntingwood, NSW	27 Jun 03	30 June 05	35,000	**35,000**	35,000
80 Hartley Road , Smeaton Grange, NSW	27 Jun 03	30 June 05	52,200	**52,200**	52,200
Tower B, 197-201 Coward Street, Mascot, NSW	19 Dec 03	30 June 05	39,000	**39,000**	39,000
Freshwater Place Office Tower, 2 Southbank Boulevard, Southbank, Vic	9 Jun 05	30 June 05	139,200	**139,200**	139,200
			265,400	**265,400**	265,400

The basis of valuation of investment properties is fair value being the amounts for which the properties could be exchanged between willing parties in an arm's length transaction, based on current prices in an active market for similar properties in the same location and condition and subject to similar leases.

In assessing the value of the investment properties, the independent valuers have considered two basis of valuation being:

1. discounted cash flow; and
2. capitalisation approach

In the opinion of directors, there are no material changes since the date of the valuations to affect significantly the carrying values of properties. All investment properties are owned 100% by the consolidated entity.

Reconciliation of the carrying amounts of investment properties at the beginning and end of the financial year are set out below.

	Consolidated		The Trust	
	31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
Carrying amount at the beginning of the year	**265,400**	115,452	-	-
Additions	-	117	-	-
Transfer from Investment properties under construction	-	135,907	-	-
Net gains from fair value adjustments	-	13,924	-	-
Carrying amount at the end of the year	**265,400**	265,400	-	-

(a) Non-current assets pledged as security

Refer to note 11 for information on non-current assets pledged as security by the parent entity or its controlled entities.

(b) Amounts recognised in profit and loss for investment property

	Consolidated		The Trust	
	31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
Rental Income	**12,318**	10,916	-	-
Direct operating expense from property that generated rental income	**2,315**	1,182	-	-
	10,003	9,734	-	-

5. INVESTMENT PROPERTIES (continued)

(c) Leasing arrangements

The investment properties are leased to tenants under long term operating leases with rentals payable monthly. Minimum lease payments receivable on leases of investment properties are as follows:

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
Minimum lease payment under non-cancellable operating leases of investment properties not recognised in the financial statements are receivable as follows:				
Within one year	**21,664**	20,909	-	-
Later than one year but not later than 5 years	**91,646**	91,500	-	-
Later than 5 years	**105,790**	116,864	-	-
	219,100	229,273	-	-

6. INVESTMENT PROPERTIES UNDER CONSTRUCTION

Reconciliation of the carrying amounts of Investment properties under construction at the beginning and end of the financial year are set out below.

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
Investment properties under construction				
Carrying amount at the beginning of the year	-	106,746	-	-
Additions	-	29,161	-	-
Transfer to investment properties	-	(135,907)	-	-
Carrying amount at the end of the year	-	-	-	-

7. OTHER FINANCIAL ASSETS

Non-current

Set out below are the material controlled entities to which these consolidated financial statements relate. The beneficial interest in all controlled entities is 100%. Australand Property Trust No.4 and its controlled entities were registered in Australia.

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
Investment in controlled entities	-	-	157,133	157,133

	Equity Holding	
	31 Dec 2005	30 Jun 2005
	%	%
Particulars in relation to material controlled entities		
Controlled entities		
AWPT 4 Holdings Pty Limited as trustee for APT No. 4 Holding Trust	**100**	100
AWPT 4 NSW Holdings No. 1 Pty Limited as trustee for APT 4 NSW Holding Trust No. 1	**100**	100
AWPT 4 NSW Holdings No. 2 Pty Limited as trustee for APT 4 NSW Holding Trust No. 2	**100**	100
AWPT 4 NSW Holdings No. 3 Pty Limited as trustee for APT 4 NSW Holding Trust No. 3	**100**	100
AWPT 4 Huntingwood Pty Limited as trustee for Huntingwood Trust	**100**	100
AWPT 4 Smeaton Grange Pty Limited as trustee for Smeaton Grange Trust	**100**	100
Australand Industrial No. 56 Pty Limited as trustee for Mascot Building Trust	**100**	100
Freshwater Holdings No. 2 Pty Limited as trustee for Freshwater Holding Trust No. 2	**100**	100
Freshwater Commercial No. 2 Pty Limited as trustee for Freshwater Office Trust No. 2	**100**	100



	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
8. OTHER ASSETS				
Current				
Prepayments	**132**	112	**-**	-
Non-current				
Loan establishment costs	**-**	1,205	**-**	-
Less: Accumulated amortisation	**-**	(389)	**-**	-
	-	816	**-**	-
9. PAYABLES				
Current				
Accrued outgoings and administration costs	**1,981**	1,894	**935**	580
Amounts owed to Australand Holdings Limited	**-**	2,837	**-**	2,837
Amounts owed to controlled entities	**-**	-	**40,452**	36,287
Amounts owed to related entity	**213**	213	**213**	213
GST Payable	**593**	265	**-**	-
	2,787	5,209	**41,600**	39,917
10. PROVISIONS				
Current				
Distribution payable	**7,281**	1,386	**7,281**	1,386

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
11. INTEREST BEARING LIABILITIES				
Current				
Amounts owed to Australand Holdings Limited	**78,233**	5,014	-	-
Non-current				
Bank loans - secured	**50,000**	130,579	-	-
Total Non-current Liabilities	**50,000**	130,579	-	-
Financing arrangements				
The consolidated entity has access to the following lines of credit:				
Loan facility	**50,000**	142,514	-	-
Facilities utilised at balance date:				
Loan facility	**50,000**	135,593	-	-
Facilities not utilised at balance date:				
Loan facility	-	6,921	-	-

Interest on the Huntingwood and Smeaton Grange $50m fixed rate borrowing provided by Perpetual Trustee Company of Australia Limited was calculated with reference to the 5 year swap rate plus a margin of 1.00% (renegotiated on 14 October 2005) providing a financing cost of 6.05% per annum. The maturity date of the borrowing is 26 June 2008.

Assets pledged as security

The loan is secured by a fixed and floating charge from APT 4 Holdings Pty Limited and a guarantor plus a fixed charge over any building document, lease document, performance bond and bank guarantee in addition to a real property mortgage over each property. The terms of the facility unless renegotiated will expire on 26 June 2008.

The carrying amounts of non-currents assets pledged as security are:

First Mortgage:				
Investment properties (note 5)	**178,200**	264,500	-	-

Borrowing limit of the Trust

Australand Investments Limited intends to maintain the consolidated entity gearing at a level not exceeding 65% of the consolidated gross assets of the consolidated entity. The ratio is 49% at balance date. (30 June 2005: 50%)

12. CONTRIBUTED EQUITY

	The Trust 31 Dec 2005 $'000	30 June 2005 $'000
934,679,776 units, fully paid (30 June 2005: 117,000,000)	136,397	117,000

Movements in ordinary units – 31 December 2005

Date	Details	Number of securities	Issue Price $	$'000
30-06-2005	Balance at beginning of financial year	117,000,000	1.0000	**117,000**
17-10-2005	Unit redemption	(109,285,000)	1.0000	**(109,285)**
17-10-2005	New stapled units issued	926,877,676	0.1388	**128,614**
26-10-2005	Options exercised	61,500	0.7805	**48**
09-11-2005	Options exercised	5,100	0.7805	**4**
23-11-2005	Options exercised	20,500	0.7805	**16**
31-12-2005		934,679,776		136,397

Ordinary units

Ordinary units entitle the holder to participate in distributions and proceeds on winding up of the Trust in proportion to the number of and amounts paid on units held.

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
13. RESERVES				
Capital redemption reserve	(6,301)	-	(19,329)	-
Movement during the year				
Balance at the beginning of the financial year	-	-	-	-
Net movement on capital redemption reserve	(6,301)	-	(19,329)	-
Balance at the end of the financial year	(6,301)	-	(19,329)	-
14. UNDISTRIBUTED INCOME				
Undistributed income at the beginning of the financial year	13,924	-	-	-
Total profit for the period	4,610	18,234	4,610	4,310
Redemption to unitholders	(13,006)			
Distributions classified as borrowing costs	2,671	-	2,671	-
Distributions provided for or paid	(7,281)	(4,310)	(7,281)	(4,310)
Undistributed income at the end of the financial year	918	13,924	-	-

15. DISTRIBUTIONS

	The Trust	
	Total amount $'000	Date of payment
Period ended 31 December 2005	7,281	31-Jan-06
	7,281	
Quarter ended 30 September 2004	952	31-Oct-04
Quarter ended 31 December 2004	923	31-Jan-05
Quarter ended 31 March 2005	1,049	30-Apr-05
Quarter ended 30 June 2005	1,386	29-Aug-05
	4,310	

The Australand Distribution Reinvestment Plan ("**DRP**") is in operation for the final 2005 dividend / distribution.
The Record Date to determine entitlements to the final 2005 dividend / distribution and the last date for the receipt of an election notice for participation in the DRP was 5.00pm, 31 December 2005. The final 2005 dividend / distribution of 4.5 cents per stapled security is payable on 8 February 2006. This comprises a 2.5 cent per share fully franked dividend from Australand Holdings Limited, a 1.086 cent per unit distribution from Australand Property Trust (tax deferred to 27%), a 0.834 cent per unit distribution from Australand Property Trust No.4 (tax deferred to 53%) and a 0.080 cent per unit distribution from Australand Property Trust No.5 (tax deferred to 93%).

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

16. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Credit risk exposures

The credit risk on financial assets of the consolidated entity, which have been recognised on the balance sheet is the carrying amount. The consolidated entity does not have any material credit risk to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

Interest rate risk

These risks are now managed centrally for Australand, including Australand Property Trust and its controlled entities.

Interest rate swap

During the shortened financial year ended 31 December 2005, all Australand Property Trust No. 4 interest rate swaps were terminated.

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Weighted average interest rate	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000
31 December 2005							
Financial assets							
Cash	5.35%	3,002	-	-	-	-	3,002
Receivables	N/A	-	-	-	-	781	781
		3,002	-	-	-	781	3,783
Financial liabilities							
Interest bearing liabilities	6.41%	78,233	-	50,000	-	-	128,233
Payables	N/A	-	-	-	-	2,787	2,787
Provision for distribution	N/A	-	-	-	-	7,281	7,281
		78,233	-	50,000	-	10,068	138,301
Net financial liabilities		75,231	-	50,000	-	9,287	134,518

16. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

	Weighted average interest rate	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000
30 June 2005							
Financial assets							
Cash	5.35%	3,435	-	-	-	-	3,435
Receivables	N/A	-	-	-	-	3,349	3,349
		3,435	-	-	-	3,349	6,784
Financial liabilities							
Interest bearing liabilities	6.35%	85,593	-	50,000	-	-	135,593
Payables	N/A	-	-	-	-	5,209	5,209
Provision for distribution	N/A	-	-	-	-	1,386	1,386
		85,593	-	50,000	-	6,595	142,188
Net financial liabilities		82,158	-	50,000	-	3,246	135,404

Weighted average interest rates include the effect of interest rate swaps.

Net fair values

The consolidated entity's financial assets and liabilities are stated at cost and these assets are not traded in an organised financial market.

Carrying amounts of other debtors, amounts owing by Australand Holdings Limited and other related entities, other financial assets, payables and bank loans are stated at cost as the carrying values approximate net fair values.

17. SEGMENT INFORMATION

The Trust and its controlled entities derive income from investment in properties. All such investments are located in Australia.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

18. CASH FLOW INFORMATION

Reconciliation of cash

For the purpose of the cash flows statements, cash includes cash on hand and bank and short term deposits at call. Cash as at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the cash flow statements as follows:

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
Cash and cash equivalents	3,002	3,435	1,476	1,167
Reconciliation of profit from ordinary activities to net cash inflow from operating activities				
Profit from ordinary activities	4,610	18,234	4,610	4,310
Amortisation of establishment costs	54	183	-	-
Net gains from fair value adjustments on investment property	-	(13,924)	-	-
Decrease/(increase) in receivables	2,568	(101)	2	263
Decrease/(increase) in other assets	(20)	18	-	74
Increase in accrual and payables	(415)	(208)	355	241
Net cash inflows from operating activities	6,797	4,202	4,967	4,888

19. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Australand Holdings Limited (AHL), Australand Property Limited (APL) (as the responsible entity of Australand Property Trust and Australand ASSETS Trust) and Australand Investments Limited (AIL) (as the responsible entity of Australand Property Trust No.4 and Australand Property Trust No.5) during the financial year:

Chairman - non-executive
THAM Kui Seng (appointed to the Board of AIL on 12 October 2005)

Deputy Chairman - non-executive
James Glen SERVICE, AO

Executive Director
Brendan Patrick CROTTY, Managing Director (appointed to the Board of AIL on 12 October 2005)

Non-executive Directors
William John BEERWORTH (appointed to the Board of AIL on 12 October 2005)
Lt Gen (Ret'd) Winston CHOO (appointed to the Board of AIL on 12 October 2005)
Ian Farley HUTCHINSON (appointed to the Board of AIL on 12 October 2005)
Paul Dean ISHERWOOD (appointed to the Board of AHL, APL and AIL on 15 December 2005)
KEE Teck Koon (appointed to the Board of AIL on 12 October 2005)
LUI Chong Chee (appointed to the Board of AIL on 12 October 2005).

Mr Sam Kavourakis and Mr Lyndsay Shaddock were directors of Australand Investments Limited from the beginning of the financial year until their resignation on 14 October 2005.

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of Australand, directly or indirectly, during the financial year:

Name	Position	Date of appointment to role
Peter Denis Burke	Executive General Manager, Residential	8 March 2004
John Antony Thomas	Executive General Manager, Commercial and Industrial	1 June 2003
David Paul Craig	Chief Financial Officer	22 September 2003

All the above persons were also key management personnel during the year ended 31 December 2004.
All key management personnel are employed by Rylehall Pty Limited, a wholly owned controlled entity of Australand Holdings Limited.

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(c) *Key management personnel compensation*

	Consolidated	
	2005 $000	2004 $000
Short term employee benefits	4,710	4,206
Post employment benefits	216	202
Other long term employee benefits	58	67
Termination benefits	-	-
Security based payments	491	273
TOTAL	5,475	4,748

The Company has taken advantage of the relief provided by the Corporations Regulations 2M.6.04 and has transferred certain remuneration disclosures to the directors' report. The relevant information can be found in sections 1 to 4 of the Remuneration Report.

(d) Equity instrument disclosures relating to key management personnel

(i) Australand Options

The number of options over Australand stapled securities held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	37,500	-	25,000	-	12,500	-
Bill Beerworth	50,000	-	-	-	50,000	37,500
Brendan Crotty	400,000	-	-	-	400,000	300,000
Winston Choo	50,000	-	-	-	50,000	37,500
Ian Hutchinson	37,500	-	-	-	37,500	25,000
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	37,500	-	-	-	37,500	12,500
Bill Beerworth	50,000	-	-	-	50,000	25,000
Brendan Crotty	400,000	-	-	-	400,000	200,000
Winston Choo	50,000	-	-	-	50,000	25,000
Ian Hutchinson	37,500	-	-	-	37,500	12,500
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Other key management personnel

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	-	20,500	-	61,500	41,000
John Thomas	-	-	-	-	-	-
David Craig	-	-	-	-	-	-

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	-	-	-	82,000	41,000
John Thomas	-	-	-	-	-	-
David Craig	-	-	-	-	-	-

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(ii) CapitaLand Limited Options

The number of options over CapitaLand Limited shares held by each director and other key management personnel, are set out below:

Directors

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng [1]	-	-	-	-	-	-
Jim Service [2]	50,000	-	37,500	-	12,500	12,500
	50,000	-	37,500	-	12,500	-
	66,000	-	55,400	-	10,600	10,600
	50,000	-	-	-	50,000	25,000
	-	40,000	-	-	40,000	-
Brendan Crotty	42,000	-	-	-	42,000	42,000
	100,000	-	-	-	100,000	100,000
	100,000	-	-	-	100,000	75,000
	126,000	-	-	-	126,000	63,000
	100,000	-	-	-	100,000	25,000
	-	80,000	-	-	80,000	-
Bill Beerworth	30,000	-	-	-	30,000	30,000
	30,000	-	-	-	30,000	22,500
	39,600	-	-	-	39,600	39,600
	30,000	-	-	-	30,000	15,000
	-	20,000	-	-	20,000	-
Winston Choo	60,000	-	60,000	-	-	-
	30,000	-	30,000	-	-	-
	30,000	-	22,500	-	7,500	-
	39,600	-	39,600	-	-	-
	30,000	-	15,000	-	15,000	-
	-	20,000	-	-	20,000	-
Ian Hutchinson	30,000	-	-	-	30,000	22,500
	39,600	-	-	-	39,600	39,600
	30,000	-	-	-	30,000	15,000
	-	20,000	-	-	20,000	-
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon [1]	-	-	-	-	-	-
Lui Chong Chee [1]	-	-	-	-	-	-

1. These directors hold CapitaLand Limited options in their capacity as an executive of CapitaLand Limited and not in their capacity as a director of Australand.

2. Mr Service holds additional Capitaland Limited options but not in his capacity as a director of Australand.

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Directors

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	166,000	50,000	-	-	216,000	95,500
Brendan Crotty	368,000	100,000	-	-	468,000	198,500
Bill Beerworth	99,600	30,000	-	-	129,600	47,400
Winston Choo	99,600	30,000	-	-	129,600	47,400
Ian Hutchinson	69,600	30,000	-	-	99,600	24,900
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	**127,600**	**50,000**	**73,800**	**-**	**103,800**	**-**
John Thomas	**124,800**	**50,000**	**-**	**-**	**174,800**	**47,400**
David Craig	**60,000**	**50,000**	**-**	**-**	**110,000**	**15,000**

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	67,600	60,000	-	-	127,600	49,600
John Thomas	64,800	60,000	-	-	124,800	16,200
David Craig	-	50,000	-	-	50,000	-

(iii) Australand stapled securities

The number of stapled securities held during the financial year by each director and other key management personnel, including their personally related parties, are set out below.

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Directors

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	25,000	-	225,000
Bill Beerworth	3,876	-	-	3,876
Brendan Crotty	815,243	-	28,864	884,107
Winston Choo	-	-	-	-
Ian Hutchinson	54,415	-	2,761	57,176
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	-	-	200,000
Bill Beerworth	3,391	-	485	3,876
Brendan Crotty	708,089	-	107,154	815,243
Winston Choo	-	-	-	-
Ian Hutchinson	43,168	-	11,247	54,415
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	150,000	20,500	125,000	295,500
John Thomas	200,000	-	100,000	300,000
David Craig	249,818	-	150,182	400,000

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	50,000	-	100,000	150,000
John Thomas	100,000	-	100,000	200,000
David Craig	89,818	-	160,000	249,818

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(iv) CapitaLand Limited shares

The number of CapitaLand Limited shares held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	-	130,400	(70,000)	60,400
Bill Beerworth	-	-	-	-
Brendan Crotty	-	-	-	-
Winston Choo	-	167,100	-	167,100
Ian Hutchinson	-	-	-	-
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	-	-	-	-
Bill Beerworth	-	-	-	-
Brendan Crotty	-	-	-	-
Winston Choo	-	-	-	-
Ian Hutchinson	-	-	-	-
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	-	73,800	(73,800)	-
John Thomas	-	-	-	-
David Craig	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	-	-	-	-
John Thomas	-	-	-	-
David Craig	-	-	-	-

19. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(e) Other transactions with directors and other key management personnel

Apart from the details disclosed below, no director has entered into a material contract with the consolidated entity since the end of the previous financial year and there are no material contracts involving directors' interests existing at year-end.

Other transactions with directors or director related entities

All transactions with directors are conducted in the normal course of business under commercial terms and conditions.

J G Service Pty Limited was paid $60,000 during the year for providing the services of Mr J G Service as the Chairman of Australand Wholesale Investments Limited, the responsible entity for Australand Property Trust No.4 and Australand Property Trust No.5 prior to the merger of these trusts with Australand in October 2005.

(f) Security based payments

Details of the security-based payments for the Group are set out in section 4 of the Remuneration report.

Expenses arising from security-based payment transactions
Total expenses for the Group arising from security-based payment transactions recognised during the period as part of the employee benefit expense were as follows.

	Consolidated		Parent Entity	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Securities issued under Australand Employee Securities Ownership Plan	1,352	-	-	-
Options over Australand securities	77	-	-	-
Options over Capitaland Limited shares	159	-	-	-
Shadow scheme	99	-	-	-
Closing balance at 31 December	1,687	-	-	-

Australand Options

The weighted average security price of exercise of options exercised during the year ended 31 December 2005 was $1.86 (2004: $1.80). The weighted average remaining contractual life of security options outstanding at the end of the period was 4.4 years.

CapitaLand Limited options

References to options over CapitaLand Limited shares in this report relate to CapitaLand Limited options granted to Australand directors and executives in their capacity as directors and executives of Australand. There were 2,304,150 options outstanding at the end of the period. The weighted average share price during the year was $2.78 (2004: 1.78). The weighted average remaining contractual life of security options outstanding at the end of the period was 6.7 years.

Employee Securities Ownership Plan

The number of Australand stapled securities issued during the last three financial years are set out below:
2005 Offer: 3,521,450 securities issued 24 March 2005 at a strike price of $1.80 per stapled security.
2004 Offer: 3,193,550 securities issued 21 June 2004 at a strike price of $1.63 per stapled security
2003 Offer: 2,639,000 securities issued 31 December 2003 at a strike price of $1.61 per stapled security

20. NON-DIRECTOR RELATED PARTY TRANSACTIONS

(a) Controlling entities

The ultimate parent entity of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 is Temasek Holdings (Private) Ltd, a company incorporated in Singapore, which at 31 December 2005 through various subsidiaries owned 53.6% (2004: 55.12%) of the issued stapled securities of Australand.

(b) Key management personnel

Disclosures relating to key management personnel are set out in note 19.

(c) Transactions with other related parties

Transactions with related parties are conducted in the normal course of business under normal terms and conditions.

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Aggregate amounts included in the determination of profit from ordinary activities before income tax expense that resulted from transactions with each class of other related parties:				
Loan establishment and security fees received	1,720	-	1,720	-
Amounts owed by related entity – Australand Holdings Limited	-	-	7,339	-
Amounts owing to related entity – Australand Holdings Limited	(78,233)	-	-	-
Amounts owing to other related entity	(213)	(213)	(213)	(213)
Management fees paid	(252)	-	(252)	-

(d) Ownership interests in entities in the wholly owned group and other related parties

Interests in controlled entities are set out in Note 7.

(e) Interests of responsible entity

The responsible entity is a controlled entity of Australand Holdings Limited (AHL). AHL holds 61,627,189 units (30 June 2005: 7,715,000 at $1.00 per unit) in the Trust issued at $0.15 per unit.

21. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

(a) At the date of transition to AIFRS: 1 July 2004

Consolidated Balance Sheet	1 Jul 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	1 Jul 2004 AIFRS $'000
Current assets			
Cash assets	1,429	-	1,429
Receivables	3,248	-	3,248
Other	130	-	130
Total current assets	4,807	-	4,807
Non-current assets			
Investment properties	115,452	-	115,452
Investment properties under construction	106,746	-	106,746
Investment in controlled entities	-	-	-
Other	826	-	826
Total non-current assets	223,024	-	223,024
Total assets	227,831	-	227,831
Current Liabilities			
Payables	37,323	-	37,323
Provisions	1,008	-	1,008
Interest bearing liabilities	-	-	-
Total current liabilities	38,331	-	38,331
Non-current liabilities			
Interest bearing liabilities	72,500	-	72,500
Total non-current liabilities	72,500	-	72,500
Total liabilities	110,831	-	110,831
Net assets	117,000	-	117,000
EQUITY			
Contributed equity	117,000	-	117,000
Reserves	-	-	-
Undistributed income	-	-	-
Total equity	117,000	-	117,000

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

21. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(b) At the end of the last full year reporting period under previous AGAAP: 30 June 2005

Consolidated Balance Sheet	Notes	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Current assets				
Cash assets		3,435	-	3,435
Receivables		3,349	-	3,349
Other		112	-	112
Total current assets		6,896	-	6,896
Non-current assets				
Investment properties		265,400	-	265,400
Investment properties under construction		-	-	-
Investment in controlled entities		-	-	-
Other		816	-	816
Total non-current assets		266,216	-	266,216
Total assets		273,112	-	273,112
Current Liabilities				
Payables		5,209	-	5,209
Provisions		1,386	-	1,386
Interest bearing liabilities		5,014	-	5,014
Total current liabilities		11,609	-	11,609
Non-current liabilities				
Interest bearing liabilities		130,579	-	130,579
Total non-current liabilities		130,579	-	130,579
Total liabilities		142,188	-	142,188
Net assets		130,924	-	130,924
EQUITY				
Contributed equity		117,000	-	117,000
Reserves	4	13,924	(13,924)	-
Undistributed income		-	13,924	13,924
Total equity		130,924	-	130,924

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

21. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(c) At the date of transition to AIFRS: 1 July 2004

Trust Balance Sheet	1 Jul 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	1 Jul 2004 AIFRS $'000
Current assets			
Cash assets	1,429	-	1,429
Receivables	266	-	266
Other	74	-	74
Total current assets	1,769	-	1,769
Non-current assets			
Investment properties	-	-	-
Investment properties under construction	-	-	-
Investment in controlled entities	157,133	-	157,133
Other	-	-	-
Total non-current assets	157,133	-	157,133
Total assets	158,902	-	158,902
Current Liabilities			
Payables	40,894	-	40,894
Provisions	1,008	-	1,008
Interest bearing liabilities	-	-	-
Total current liabilities	41,902	-	41,902
Non-current liabilities			
Interest bearing liabilities	-	-	-
Total non-current liabilities	-	-	-
Total liabilities	41,902	-	41,902
Net assets	117,000	-	117,000
EQUITY			
Contributed equity	117,000	-	117,000
Reserves	-	-	-
Undistributed income	-	-	-
Total equity	117,000	-	117,000

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

21. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(d) At the end of the last full year reporting period under previous AGAAP: 30 June 2005

Trust Balance Sheet	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Current assets			
Cash assets	1,167	-	1,167
Receivables	3	-	3
Other	-	-	-
Total current assets	1,170	-	1,170
Non-current assets			
Investment properties	-	-	-
Investment properties under construction	-	-	-
Investment in controlled entities	157,133	-	157,133
Other	-	-	-
Total non-current assets	157,133	-	157,133
Total assets	158,303	-	158,303
Current Liabilities			
Payables	39,917	-	39,917
Provisions	1,386	-	1,386
Interest bearing liabilities	-	-	-
Total current liabilities	41,303	-	41,303
Non-current liabilities			
Interest bearing liabilities	-	-	-
Total non-current liabilities	-	-	-
Total liabilities	41,303	-	41,303
Net assets	117,000	-	117,000
EQUITY			
Contributed equity	117,000	-	117,000
Reserves	-	-	-
Undistributed income	-	-	-
Total equity	117,000	-	117,000

21. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)

(a) Reconciliation of profit for the year ended 30 June 2005

Consolidated Income Statement	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Rental income	10,079	-	10,079
Recoverable outgoings	837	-	837
Interest and facility fee	236	-	236
Distributions from controlled Entities	-	-	-
Total revenue from ordinary activities	11,152	-	11,152
Rates, taxes and Other Property outgoings	1,182	-	1,182
Borrowing costs	5,230	-	5,230
Other expense from ordinary activities	430	-	430
Total expenses from ordinary activities	6,842	-	6,842
Net profit attributable to the stapled security holders of Australand	4,310	-	4,310
Net gains from fair value adjustments on investment properties	-	13,924	13,924
Net profit	4,310	13,924	18,234

Trust Income Statement	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Rental income	-	-	-
Recoverable outgoings	-	-	-
Interest and facility fee	9	-	9
Distributions from controlled Entities	4,680	-	4,680
Total revenue from ordinary activities	4,689	-	4,689
Rates, taxes and Other Property outgoings	-	-	-
Borrowing costs	-	-	-
Other expense from ordinary activities	379	-	379
Total expenses from ordinary activities	379	-	379
Net profit attributable to the stapled security holders of Australand	4,310	-	4,310

21. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(3) Reconciliation of cash flow statement for the year ended 30 June 2005.

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliations

Revaluation of investment properties

Under AIFRS, investment properties are either valued at fair value (market value) with increments/decrements going through the consolidated income statement or measured at cost and depreciated. The consolidated entity has adopted the fair value approach.

22. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

There have been no significant events or transactions that have arisen since the end of the financial year, which in the opinion of the Directors of the responsible entity would affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

23. EARNINGS PER UNIT

	Consolidated	
	2005 $'000	2004 $'000
Basic earnings per unit	**0.49 cents**	15.58 cents
Diluted earnings per unit	**0.49 cents**	15.58 cents
Earnings Reconciliation		
Basic earnings per unit		
Earnings used in calculating basic earnings per unit	**4,610**	18,234
Diluted earnings per unit		
Earnings used in calculating diluted earnings per unit	**4,610**	18,234

The weighted average number of units on issue used in the calculation of basic earnings per unit was 934,679,776 units (30 June 2005: 117,000,000 units).

The weighted average number of units on issue used in the calculation of diluted earnings per unit was 934,679,776 units (30 June 2005: 117,000,000 units).

AUSTRALAND PROPERTY TRUST No.4
AND ITS CONTROLLED ENTITIES

DIRECTORS' DECLARATION
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

In the Directors' opinion:

a) the financial statements and notes set out on pages 96 to 129 are in accordance with the Corporations Act 2001, including:

   i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and

   ii) giving a true and fair view of the trust's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

b) there are reasonable grounds to believe that the trust will be able to pay its debts as and when they become due and payable; and

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors of Australand Investments Limited as the responsible entity of Australand Property Trust No. 4.

Dated at Sydney this 23rd day of February 2006.

Tham Kui Seng
Chairman

Brendan Patrick Crotty
Managing Director

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the unitholders of Australand Property Trust No.4

Audit opinion

In our opinion:

1. the financial report of Australand Property Trust No.4:

   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Australand Property Trust No.4 and the Australand Property Trust No.4 Group (defined below) as at 31 December 2005, and of their performance for the period ended on that date, and
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remunerations disclosures that are contained in sections 1 to 4 of the remuneration report in the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and Class Order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheets, income statements, cash flow statements, statements of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Australand Property Trust No.4 (the Trust) and the Australand Property Trust No.4 Group (the consolidated entity), for the period ended 31 December 2005. The consolidated entity comprises both the Trust and the entities it controlled during that period.

The trust has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, in sections 1 to 4 of the remuneration report in the directors' report, as permitted by Class Order 06/50.

The directors of the Australand Investments Limited (the directors) as responsible entity are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.



Audit approach

We conducted an independent audit in order to express an opinion to the unitholders of the trust. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and Class Order 06/50. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the trust's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and Class Order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
23 February 2006

AUSTRALAND PROPERTY TRUST No.5

(formerly AUSTRALAND WHOLESALE PROPERTY TRUST No.5)

ARSN 108 254 771

FINANCIAL REPORT

31 DECEMBER 2005

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

The Directors of Australand Investments Limited ("the responsible entity"), formerly Australand Wholesale Investment Limited being the responsible entity of Australand Property Trust No.5 ("the Trust"), formerly Australand Wholesale Property Trust No.5 present their report together with the financial report of the Trust and the consolidated financial report of the consolidated entity, being the Trust and its controlled entities, for the six months ended 31 December 2005.

Directors

The following persons were directors of the responsible entity at 12 October to the date of this report:
THAM Kui Seng (appointed as Chairman on 12 October 2005)
James Glen SERVICE, AO (Deputy Chairman)
Brendan Patrick CROTTY (appointed as director on 12 October 2005)
William John BEERWORTH (appointed as director on 12 October 2005)
Lt Gen (Ret'd) Winston CHOO (appointed as director on 12 October 2005)
Ian Farley HUTCHINSON (appointed as director on 12 October 2005)
Paul Dean ISHERWOOD (appointed as director on 15 December 2005)
LUI Chong Chee (appointed as director on 12 October 2005)
KEE Teck Koon (appointed as director on 12 October 2005)

Samuel Kavourakis and Lyndsay Shaddock were directors from the beginning of the shortened financial year until their resignation on 14 October 2005.

Directors' qualifications, experience and special responsibilities

THAM Kui Seng
Non-executive director
Chairman of the Board and Member of the Remuneration Committee
Appointed to the Board on 31 January 2001
Age 48

Experience & other directorships

Mr Tham brings to the Board considerable business experience and a strong management background.

He was appointed a Director and Chairman in January 2001. Mr Tham is currently the Chief Corporate Officer of CapitaLand Limited. He was formerly Chief Operating Officer of Pidemco Land Limited, having joined that company in 1996.

Qualifications

Mr Tham holds a Bachelor of Arts (First Class Honours) degree in Engineering Science from Oxford University.

James Glen SERVICE AO
Independent non-executive director
Deputy Chairman
Chairman of the Audit Committee and a Member of the Remuneration Committee
Appointed to the Board on 12 July 1995
Age 73

Experience & other directorships

Mr Service is a very experienced listed company director and brings to the Board considerable property sector experience.

He is Executive Chairman of JG Service Pty Ltd, a specialist property consulting company. He serves on the board of a number of public and private companies including as Chairman of ACTEW Corporation Ltd, director of Challenger Financial Services Group and as a Non-executive Director of CapitaMall Property Trust Management Ltd. Mr Service is a past national president of the Property Council of Australia and continues to be involved in a number of other government, cultural and community organisations.

Directorships of listed entities within the last three years

Challenger International Limited (appointed 8 April 2002 and resigned 18 August 2003) and Challenger Financial Services Group Ltd (appointed 6 November 2003).

Qualifications

Mr Service's qualifications are (Hon) Life Fellow Australian Institute of Building, Fellow of Chartered Secretaries Australia, Fellow CPA Australia and Adjunct Professor National Institute for Governance.

DIRECTORS' REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Brendan Patrick CROTTY

Executive director
Managing Director
Appointed to the Board on 20 June 1985
Age 59

Experience & other directorships

Mr Crotty has extensive expertise in the property industry having worked in the sector for the entire length of his professional career.

He has been Managing Director of Australand since 1990. He joined Australand Holdings Limited (then the Land Division of Hooker Corporation Limited) in 1977, where he held a number of general management positions, before becoming Executive General Manager of the Land, Housing and Apartment Divisions. Prior to 1977, Mr Crotty held senior positions in a property development company and was a partner in a professional firm of surveyors, town planners and civil engineers.

Qualifications

Mr Crotty has formal qualifications in surveying, town planning and business administration and also completed an advanced general management course at IMEDE, Lausanne, Switzerland. He is a Fellow of the Australian Property Institute and the Australian Institute of Company Directors and is also a Member of the Planning Institute of Australia.

William John BEERWORTH
Independent non-executive director
Chairman of the Corporate Governance Committee, Member of the Risk and Compliance Committee, Remuneration Committee and Nomination Committee
Appointed to the Board on 20 March 1997
Age 60

Experience

Mr Beerworth is an investment banker and solicitor and brings to the Board extensive experience in investment banking and in corporate law and governance.

He is Managing Director of Beerworth and Partners Limited, a corporate advisory firm specialising in mergers, acquisitions and corporate transactions. He has held a number of senior positions, including Director of HSBC Australia Limited, Managing Director of HSBC Australia Corporate Finance Limited, Senior Partner of Mallesons Stephen Jaques and Senior Assistant Secretary of the Commonwealth Attorney-General's Department.

Qualifications

Mr Beerworth's formal qualifications include Bachelors degrees in Arts and Law from the University of Sydney, Master of Laws and Doctor of Juridical Science from the University of Virginia, Master of Commerce from the University of New South Wales and Master of Business Administration from Macquarie Graduate School of Management. He is a Fellow of CPA Australia, Australian Institute of Company Directors, Tax Institute and Australian Institute of Management.

Other directorships

He is Chairman of Contango Asset Management Limited, a substantial wholesale funds manager and is on several Faculty Advisory Boards.

He is a member of the Australian Competition Tribunal and was a member of the Financial System Inquiry Committee (the "*Wallis Committee*").

Lt. Gen (Ret'd) Winston CHOO
Independent non-executive director
Member of the Audit Committee
Appointed to the Board on 15 July 1997
Age 64

Experience & other directorships

Lt Gen (Ret'd) Choo provides the board with a wealth of leadership and management expertise from serving as Singapore's Chief of Defence Force from 1974 to 1992 and his experience as a company director on several listed companies since 1993.

From 1994 to 1997, he served as Singapore's High Commissioner to Australia and concurrently Ambassador to Fiji. From July 2001 to September 2005, he served as Singapore's Non-resident High Commissioner to South Africa. General Choo is currently Singapore's Non-resident High Commissioner to Papua New Guinea and Non-resident Ambassador-designate to Israel. He is Chairman of Rowsley Ltd, FairVision Pte Ltd, WOW Vision Pte Ltd, Tridex Pte Ltd, Singapore Red Cross Society and a member of the Board of Rowsley Capital Pte Ltd, Rowsley Ventures Pte Ltd, Foodfare Catering Pte Ltd and Cougar Logistics Corporation Ltd.

Qualifications

General Choo's formal qualifications include a Master of Arts in History from Duke University, USA and completion of the Advanced Management Programme at Harvard University.

Ian Farley HUTCHINSON
Independent non-executive director
Chairman of the Nomination Committee, Member of the Audit Committee, Risk and Compliance Committee and Corporate Governance Committee
Appointed to the Board on 11 December 2001
Age 67

Experience & other directorships

Mr Hutchinson is an experienced company director and also brings to the Board extensive experience in Corporate Law.

Mr Hutchinson has extensive experience in corporate law having been Senior Partner and Chairman of the National Firm and a Partner of Freehills for 30 years. He also has extensive experience as Chairman or a Member of Audit, Risk and Compliance and Corporate Governance Committees of other companies. He has also served on advisory and review committees for the Australian Federal Government.

Directorships of listed entities within the last three years

Heggies Bulkhaul Limited (appointed 12 October 2001 and resigned 29 October 2004); Global Mining Investments Limited (appointed 28 January 2004 and resigned 9 December 2005).

Other directorships

He is Chairman of Hoya Lens Australia Pty Limited and is a director of Zurich Financial Services Australia Limited (Group).

Qualifications

Mr Hutchinson holds a Bachelor of Law degree from the University of Sydney.

Paul Dean ISHERWOOD
Independent non-executive director
Member of the Audit Committee
Appointed to the Board on 15 December 2005
Age 67

Experience

Mr Isherwood is an experienced company director and also brings to the Board a strong finance and accounting background.

Mr Isherwood also has proven leadership experience from his career with Coopers & Lybrand that spanned 38 years. During this time Paul was National Chairman and Managing Partner of Coopers & Lybrand (Australia) from 1985 to 1994 and served on the International Board and Executive Committee of the firm from 1985 to 1994. On his retirement from Coopers & Lybrand in 1995, Mr. Isherwood commenced a career as a non-executive director and since that time has acquired extensive corporate governance experience, including as Chairman, across different industry sectors, and mostly with listed public companies.

Directorships of listed entities within the last three years

Chairman, Globe International Limited (appointed 30 March 2001); Chairman, Stadium Australia Management Limited (appointed 11 March 1996); Director, St George Bank Limited (appointed 27 October 1997).

Other directorships

He is Chairman of NM Rothschild Australia Holdings Pty Limited, St George Bank New Zealand Ltd and Munich Reinsurance Company of Australasia Ltd.

Qualifications

Mr Isherwood is a Fellow of the Institute of Chartered Accountants in Australia.

KEE Teck Koon
Non-executive director
Appointed to the Board on 27 February 2004
Age 49

Experience & other directorships

Mr Kee brings to the Board extensive experience in the property sector.

He is the Vice Chairman of CapitaLand Retail Ltd and CapitaLand Commercial and Integrated Development Ltd. He is also the Chief Executive Officer of CapitaLand Financial Ltd, which is the manager of two REITs in Singapore, namely CapitaMall Trust (the first listed REIT in Singapore) and CapitaCommercial Trust Management Limited.

Qualifications

Mr Kee holds Bachelors (Honours) and Masters degrees in Engineering Science from Oxford University.

LUI Chong Chee
Non-executive director
Member of the Audit Committee, Corporate Governance Committee and Nomination Committee
Appointed to the Board on 11 December 2001
Age 45

Experience & other directorships

Mr Lui is the Chief Executive Officer of CapitaLand Residential Limited, a Director of Raffles Holdings Limited and an Alternate Director of The Ascott Group Limited.

Mr Lui joined CapitaLand Limited in November 2001 as Chief Financial Officer. He had oversight of all finance and treasury functions in the group and was instrumental in strengthening the balance sheet of the CapitaLand Group. He relinquished his role as Chief Financial Officer and assumed the role as Chief Executive Officer of CapitaLand Residential Limited on 1 July 2005.

Prior to joining CapitaLand Limited in November 2001, Mr Lui was the Managing Director of Citigroup Investment Bank (Singapore) Limited, which he joined in July 1986. Mr Lui was responsible for debt and equity capital markets and financial advisory business in Singapore. He has 15 years of experience in investment banking, including origination and implementation of various capital market financial instruments, mergers and acquisitions and financial advisory transactions in Singapore.

Qualifications

Mr Lui holds a Master of Business Administration in Finance and International Economics and a Bachelor of Science degree in Business Administration (magna cum laude) from New York University, U.S.A.

Secretaries of the Board

Details of company secretaries of the Board in office at the date of this report, and each company secretary's qualifications and experience are below:

Philip John MACKEY
Company Secretary
Age 48

Mr Mackey was appointed Company Secretary of Australand Holdings Limited in June 2003 and of Australand Property Limited and Australand Investments Limited in July 2003.

Mr. Mackey has over 24 years experience in commercial and professional services sectors encompassing company secretarial, corporate governance, compliance, risk management, treasury, audit and accounting activities. He has been a Company Secretary for the past nine years. Mr Mackey joined Australand in June 2003, prior to which he was Assistant Company Secretary of AMP Limited and held various senior management roles with that organisation over an eleven year period. Prior to AMP, Mr Mackey was a senior audit manager with the international accounting firm of Deloitte Touche Tohmatsu.

Mr Mackey holds a Bachelor of Business and a Graduate Diploma in Company Secretarial Practice. He is a Fellow of Chartered Secretaries Australia, an Associate of the Institute of Chartered Accountants, Australia and a Member of the Australian Institute of Company Directors.

Michael Bowden NEWSOM
General Counsel
Age 53

Mr Newsom has over 29 years experience in commercial and corporate law, litigation, capital markets, mergers and acquisitions and corporate administration both in private practice and in large publicly listed companies across the property, building materials, petroleum and financial services industries.

Mr Newsom joined Australand in August 2000, prior to which he held the positions of Company Secretary and General Counsel of Pioneer International Limited and Ampol Limited.

He holds a Bachelor of Arts and Law degrees and is a Solicitor of the Supreme Court of NSW and is also admitted to practice in the Federal and High Courts of Australia.

Board and Board Committee Meetings

The number of meetings of the Board and Board Committees held during the year ended 31 December 2005, and the number of meetings attended by each director was:

Director	Board		Audit Committee		Corporate Governance Committee		Nomination Committee		Remuneration Committee		Risk and Compliance Committee	
	A	B	A	B	A	B	A	B	A	B	A	B
Tham Kui Seng (Chairman)	12	13	-	-	-	-	-	-	3	3	-	-
James Glen Service	12	13	5	5	-	-	-	-	3	3	-	-
Brendan Patrick Crotty	13	13	-	-	-	-	-	-	-	-	-	-
William John Beerworth	13	13	-	-	2	2	2	2	3	3	8	8
Lt Gen (Ret'd) Winston Choo	12	13	4	5	-	-	-	-	-	-	-	-
Ian Farley Hutchinson	13	13	5	5	2	2	2	2	-	-	8	8
Paul Dean Isherwood	1	1	-	-	-	-	-	-	-	-	-	-
Kee Teck Koon	10	13	-	-	-	-	-	-	-	-	-	-
Lui Chong Chee	9	13	3	5	2	2	0	2	-	-	-	-
Liew Mun Leong 1	-	-	-	-	-	-	-	-	3	3	-	-
Nancy Milne 2	-	-	-	-	-	-	-	-	-	-	8	8

Column A - indicates the number of meetings attended during the time the Director held office or was a member of the Board Committee during the year.

Column B - indicates the number of meetings held during the time the Director held office or was a member of the Board Committee during the year.

1) The Remuneration Committee is chaired by Mr Liew Mun Leong, President and Chief Executive Officer of Australand's largest security holder the Singapore based property group, CapitaLand Limited. Mr Liew is not a director of Australand.

2) The Risk and Compliance Committee is chaired by Ms Nancy Milne who is not a director of Australand, but who is an experienced company director and who has extensive experience in risk management and compliance matters.

3) Up until the time of the completion of the Merger Proposal of Australand Property Trust No.4 and Australand Property Trust No.5 with Australand and the retirement of Messrs Kavourakis and Shaddock from the Board, there were seven Board meetings held by Messrs Service, Kavourakis and Shaddock. Of these, five were held specifically in relation to the Merger Proposal and as Mr Service is a director of Australand, he did not attend those five meetings.

Principal activities

The principal activity of the Trust is ownership of income producing industrial properties within Australia. The responsible entity holds an Australian Financial Services Licence No. 228837 issued pursuant to section 913B of the Corporations Act 2001 and the Trust was registered as a Managed Investment Scheme on 11 March 2004. No other significant change in the nature of these activities occurred during the year.

Review of operations

The net profit of the consolidated entity for the shortened financial year ended 31 December 2005 was $701,000 (year ended 30 June 2005: $4,166,000). The net tangible asset backing of the Trust as at 31 December 2005 was $1.019 per fully paid unit (year ended 30 June 2005:$1.199).

Significant changes in state of affairs

In the opinion of the directors, there were no other significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review other than that which is mentioned below.

DIRECTORS' REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Stapling of Australand Property Trust No.4 and Australand Property Trust No.5
On 12 October 2005, a proposal was adopted to staple Australand Property Trust No.4 and Australand Property Trust No.5 to Australand Property Group. As a result of this transaction, approximately $135 million of Australand Property Trust No.5's investment properties were acquired.

As a result of the stapling, Australand comprises 4 listed entities namely Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 from 12 October 2005.

Matters subsequent to the end of the shortened financial year

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity in future financial years, the results of those operations in future financial years or the state of affairs of the consolidated entity in future financial years.

Change in reporting periods

By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act 2001, Australand Investments Limited ("AIL") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.5 ("APT5") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("Shortened Financial Year"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

Environmental regulation

The consolidated entity, as owner of the investment properties regularly monitors its environmental exposures to ensure that it has complied with environmental regulations. The directors are not aware of any breaches of environmental regulations during the shortened financial year covered by this report.

Interests of responsible entity

The responsible entity is a controlled entity of Australand Holdings Limited. Australand Holdings Limited holds 225,040 units in the Trust issued at $0.06 per unit. Australand Property Limited, as the responsible entity of Australand Property Trust, holds 96,771,070 units in the Trust issued at $0.06 per unit. As at 31 December 2005, 100% of its committed equity had been contributed.

Likely developments and expected results of operations

Further information as to the likely developments in the operations of the consolidated entity and the expected results of those operations in subsequent financial years has not been included in this report because, in the opinion of the directors, it would prejudice the consolidated entity.

Distributions

Distributions declared by the directors in respect of the shortened financial year ended 31 December 2005 were:

	$
Quarter ended 31 December 2005	701,000
	701,000

The distributions for the shortened financial year ended 31 December 2005 represent the underlying income earned by the unitholders of the Trust. In addition to this income, Australand Holdings Limited ("Australand") has paid an income yield top up for the period so that the weighted average income distribution for individual unit holders, equalled 8.5% per annum up to practical completion of the last Trust property on 9 September 2004.

This underwritten yield is only payable to unitholders whilst the consolidated entity is completing development activity as detailed in the Information Memorandum of the Trust issued on 8 December 2003.

Directors' and officers' indemnity and insurance

In accordance with its Constitution, the responsible entity has agreed to indemnify the directors, secretary and executive officers against all liabilities to other persons (other than to the responsible entity or its related bodies corporate) that may arise from their position as director, secretary or executive officer of the responsible entity and its controlled entities, except where the liability arises out of conduct involving a lack of good faith.

The responsible entity has agreed to indemnify the directors, secretary and executive officers against all costs and expenses incurred in defending an action that falls within the scope of the indemnity.

The responsible entity has paid premiums with respect to a contract insuring the directors, secretary and executive officers of the responsible entity and its controlled entities against liabilities incurred while acting as officers. The insurance contract prohibits the disclosure of the amount of the premium paid in respect of the contract.

Non-audit services

Details of the non-audit services undertaken by the Group's external auditor, PricewaterhouseCoopers, including the amounts paid or payable to the external auditor for non-audit services, are set out below and in Note 3 to the financial statements.

In accordance with advice received from the Audit Committee, the directors are satisfied that the provision of non-audit services during the year to 31 December 2005 by the external auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are so satisfied because the Audit Committee has, having regard to auditor independence requirements of applicable laws, rules and regulations, concluded that in respect of each non-audit service that the provision of such service would not impair the independence of the external auditor.

AUDITORS' REMUNERATION

	Consolidated		Trust	
	31 Dec 2005 $	30 Jun 2005 $	31 Dec 2005 $	30 Jun 2005 $
During the year, the following amounts were paid to the auditor of the Trust and its related practices:				
Assurance services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit and review of financial reports and other audit work under the Corporations Act 2001	**50,000**	45,000	**50,000**	45,000
Other assurance services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Compliance plan audit services	-	10,000	-	10,000
Total auditor's remuneration	**50,000**	55,000	**50,000**	55,000

Auditor's Independence Declaration

A copy of the external auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 157 and forms part of this report.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

Rounding of amounts

The Trust and its controlled entities have applied the requirements of Class Order 98/0100 dated 10 July 1998 issued by the Australian Securities and Investments Commission and in accordance with that Class Order amounts in the financial report and the directors' report have been rounded off to the nearest one thousand dollars, unless otherwise stated.

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

INTRODUCTION

The following Remuneration Report is in relation to the stapled Australand Group comprising Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5. This disclosure relates to the remuneration of directors and relevant executives for the management of the group as a whole and not this specific entity.

The Board of Directors is pleased to present the 2005 Remuneration Report to security holders. The Report summarises key compensation policies for the year ended 31 December 2005 and highlights the link between remuneration and corporate performance and provides detailed information on the compensation for directors and other key management personnel.

The Remuneration Report is set out under the following main headings:

1. Principles used to determine the nature and amount of remuneration;
2. Details of remuneration;
3. Service agreements;
4. Security based compensation; and
5. Additional information.

The information provided under sections 1 - 4 includes remuneration disclosures required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the Notes to the Financial Statements pursuant to ASIC Class Order 06/50 and have been audited. The information in section 5 are additional disclosures required by the Corporations Act 2001 and the Corporations Regulations 2001 which have not been audited.

1. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION

1.1 REMUNERATION COMMITTEE

The Remuneration Committee advises the Board on compensation policies and practices generally, and makes specific recommendations on compensation packages and other terms of employment for non-executive directors, executive directors and other senior executives.

The Remuneration Committee operates under the delegated authority of the Board. The Remuneration Committee's Charter is available on the Corporate Governance page in the Investor Relations section of Australand's website at www.australand.com.au.

The Remuneration Committee is chaired by Mr Liew Mun Leong, President and Chief Executive Officer of CapitaLand Limited, who is not a director of Australand, and also comprises three non-executive directors namely Messrs Tham, Beerworth and Service, the last two of whom have been determined by the Board to be independent.

The responsibilities of the Remuneration Committee are to review market practices and recommend to the Board:

- remuneration policies of Australand;
- remuneration structure and levels for non-executive directors;
- remuneration packages of the Managing Director and senior executives; and
- any incentive schemes for employees of Australand.

The Remuneration Committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to engage external advisers without seeking prior approval of the Board or management.

Australand engaged external advisers during the year on matters relating to compensation policies and other executive and employee benefits. All information relevant to matters being considered by the Remuneration Committee has been made available to the Remuneration Committee.

1.2 REMUNERATION PRINCIPLES

a) Non-executive directors

Non-executive directors' fees

Security holders in general meeting approve the aggregate pool available for the remuneration of non-executive directors. The current aggregate fee pool limit for directors' fees payable to non-executive directors of $1,200,000 p.a. was approved by security holders at the 2005 Annual General Meeting.

Directors' fees paid to each non-executive director are agreed by the Board, based on recommendations by the Remuneration Committee. In May 2005 the Remuneration Committee commissioned an external review of non-executive director compensation by Spencer Stuart and Godfrey Remuneration Group. This review provided advice on non-executive director fees in comparator companies both in terms of market capitalisation and industry sector.

As a result of this review, the annual fees payable to non-executive directors with effect from 1 January 2006 are as follows:

- base fee of $80,000 plus additional fees of:
- $32,000 for the Chair of the Audit Committee;
- $16,000 for members of the Audit Committee;
- $40,000 for the Chair of the Risk and Compliance Committee;
- $20,000 for members of the Risk and Compliance Committee;
- $20,000, $14,000 and $7,000 for the Chair of the Remuneration Committee, Corporate Governance Committee and Nomination Committee respectively; and
- $12,000, $8,000 and $4,000 for members of the Remuneration Committee, Corporate Governance Committee and Nomination Committee respectively;

Retirement allowances for directors

Non-executive directors do not receive any retirement allowance upon their retirement from the Board.

b) Executive pay

The Board recognises that Australand's performance is dependent on the quality of its people. To successfully achieve its financial and operating objectives, Australand must be able to attract, motivate and retain highly skilled executives who are dedicated to the interests of its security holders.

Remuneration principles

Australand's compensation principles are as follows:

- competitive compensation packages are set at market levels to attract, retain and motivate executives who will effectively manage the operations of Australand;
- rewards provided to executives by way of short term incentive bonuses and long term incentive equity allotments are linked to Group and individual performance as measured by the creation of security holder value;
- bonuses and incentive payments are based on the achievement of pre-agreed and approved stretch financial and non-financial performance criteria; and
- full transparent disclosure of relevant executive's compensation.

Remuneration structure

Australand's compensation structure is designed to strike an appropriate balance between the fixed (F) and variable (V) components of remuneration. Variable compensation is tied to the performance of the Group and the individual and is entirely at risk.

The compensation of the Managing Director and other key management personnel and other staff members is comprised of payments and/or allocations under the following categories:

- short term employee benefits which includes cash salary (F), short-term (cash) bonuses (V), annual leave (F) and other incidental benefits (F);
- post employment benefits comprising superannuation contributions (F);
- long term employee benefits including long service leave (F);
- termination benefits as defined in individual employment contracts and as required by law (F); and
- security based payments in the form of loans for purchase of securities and options granted (V).

Australand's policy is to pay variable remuneration at median levels for target performance, while providing the opportunity for an amount above the median for exceptional performance.

Executive compensation and other terms of employment are reviewed annually by the Remuneration Committee, having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice.

Details of each category are set out below:

SHORT TERM EMPLOYEE BENEFITS

Short term benefits comprise:

- cash salary - this is set at a level to attract and retain suitably qualified people to the Group. The salaries are benchmarked to market and reviewed annually by the Remuneration Committee, taking account of market conditions, external surveys and advice, skills availability and Group and individual performance.
- short term bonuses - are awarded for the achievement of stretch financial or non-financial objectives. These objectives are defined each year and assess performance where relevant against occupational health safety and environmental, financial, business development and efficiency, and people development targets. Weightings are applied to each objective to reflect their relative importance.

  The performance targets and reward levels are reviewed by senior executives and the Managing Director and are approved by the Remuneration Committee. The pool from which bonuses are paid is approved by the Remuneration Committee following an assessment of Australand's financial performance (Economic Value Added) for the previous 12 months and comparison to the previous year's performance. Failure to achieve against these metrics may result in no bonus pool being approved by the Remuneration Committee.

  Bonuses are paid in March of the year following the year in which they were earnt, with 20% of the short-term bonus payments for the Managing Director, Executive General Managers and the Chief Financial Officer being deferred and paid in equal amounts over the following three years. The bonuses for the 2005 financial year (paid in March 2006) are included in the compensation tables in this report. These bonus amounts include one third of the deferred 20% bonus payment from the 2004 financial year for relevant executives.

  There are specific short-term bonuses for sales and acquisition staff based on sale of land and dwellings or the sale or lease of commercial premises. These are enacted under standard industry practice and are defined at the time the relevant executive commences employment; and

  other incidental benefits include:
  - provision of car parking spaces at office locations;
  - payment of death and permanent disablement and salary continuance insurance premiums for staff members; and
  - other minor benefits to provide staff with access to counselling and reimburse superannuation fees in the Australand superannuation plan.

POST EMPLOYMENT BENEFITS

Australand provides retirement and superannuation benefits for its employees including senior executives.

All salaried employees have the opportunity to direct their superannuation to a fund of their choice as required by Federal legislation. Australand has a superannuation plan with BT Lifetime Super for all employees who do not wish to exercise choice.

The Australand Superannuation Plan is part of the BT Lifetime Super Employer Plan (Master Trust). BT administers the plan, which offers Australand employees a wide range of benefits including:

- a large number of investment options from a range of different fund managers;
- online access for members;
- the flexibility to make additional personal contributions;
- insurance options (death and total and permanent disablement as well as salary continuance insurance);
- the option for spouse membership; and
- a rollover service to enable employees to consolidate their superannuation accounts.

Australand contributes 9% of salary in line with Superannuation Guarantee requirements. In addition, Australand contributes an amount over and above this legislated amount to cover the cost of death and total and permanent disablement and salary continuance insurance premiums for all salaried staff and BT member fees for members of the BT scheme.

LONG TERM EMPLOYEE BENEFITS

To date, Australand has not had a long term incentive plan other than the Australand Employee Securities Ownership Plan (**ESOP**), the details of which are set out below under share-based payments. A review is underway at the time of preparing this report to introduce vesting periods and specific Total Security Holders Return hurdles which must be achieved prior to accessing entitlements under the ESOP, thus strengthening the link between long term performance of the Group and employee reward.

TERMINATION BENEFITS

Termination benefits (which are payable if the executive's employment is terminated by the Group) for the Managing Director, other key management personnel and other executives are provided for in their respective contracts of employment, details of which are set out under the section 3 Service Agreements.

SECURITY BASED PAYMENTS

There are four different schemes in this category of compensation, not all of which are accessible by all employees. Three of these can be classed as equity-settled security based schemes, namely:

a) Australand Employee Securities Ownership Plan;

b) Options over Australand securities (no longer issued as from 2002 onwards); and

c) Options issued by CapitaLand Limited (no longer issued as from 2006 onwards).

Another scheme is classed as a cash-settled share-based scheme, being:

d) Shadow Scheme for the Managing Director.

Details of each of these schemes are as follows:

Australand Employee Securities Ownership Plan (ESOP)

The purpose of the Australand ESOP is to:

- *reward employees for past performance; and*
- enable employees to participate in the growth and future profitability of the Group as a security holder.

The plan offers a five year, interest free, limited recourse loan to enable employees to purchase Australand stapled securities. During this five year period, the loan will be partly repaid by distributions on the securities held.

Employees are eligible to participate subject to the following:

- permanent employment (full or part time);
- at least six months service; and
- satisfactory performance.

The total number of securities available for allocation is determined by the Remuneration Committee in February each year, based on Group performance in the preceding year. The number of securities for each individual allocation is based on seniority and individual performance.

Options over Australand securities

Options over unissued Australand Holdings Limited ordinary shares were last issued in March 2002 to employees under the terms of the Australand Share Option Scheme (Option Scheme). As part of the Stapling Proposal in 2003, the terms of the options were changed whereby they are now exercisable over Australand stapled securities.

No options over unissued Australand stapled securities have been granted since March 2002, nor were any granted during the financial year, nor since the end of the financial year.

Options issued by CapitaLand Limited

CapitaLand Limited has issued share options over its shares to a number of Australand directors, other key management personnel and other executives. Details of these commence on page 150.

Shadow Scheme for the Managing Director

This scheme provides for payment on retirement of an amount equal to the aggregate incremental value of 200,000 stapled securities allotted annually from 2003 until retirement, including the aggregate value of distributions payable, had such securities been allotted annually at the time of allotment of securities under the Australand ESOP. The number of securities will be pro-rated in the year of retirement.

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

2. DETAILS OF REMUNERATION

Details of the remuneration of the directors and other key management personnel of the Parent Entity and Australand are set out in the following tables.

The key management personnel of the Parent Entity and Australand are the directors identified on page 134 of the Directors' Report and the following executives, who are also included in the category of the five highest paid executives of the Parent Entity and Australand:

Name	Position	Date of appointment to role
Peter Denis Burke	Executive General Manager, Residential	8 March 2004
John Antony Thomas	Executive General Manager, Commercial and Industrial	1 June 2003
David Paul Craig	Chief Financial Officer	22 September 2003

The compensation of other executives who are also included in the category of the five highest paid executives of the Parent Entity and/or Australand (as set out in the following table) but who are not considered key management personnel of either the Parent Entity or Australand is shown separately.

All key management personnel (other than the directors) are employed by Rylehall Pty Limited, a wholly owned controlled entity of Australand Holdings Limited.

Notes to the table on the following page:

1. Mr Hennessy's incentive award paid in 2005 comprises $162,395 relating to, but not accrued in 2004 and $313,059 relating to 2005 performance.
2. 20% of these short term bonuses were deferred and will be paid in equal amounts in March 2006, 2007 and 2008.
3. Other benefits comprise death and permanent disability and salary continuance insurance premiums and increases in accruals for annual leave.
4. These bonuses will have 20% deferred, to be paid in equal amounts in March 2007, 2008 and 2009 .
5. Other Long Term Employee Benefits include the increase in accrual for long service leave.
6. Paul Isherwood was appointed to the Board on 15 December 2005.
7. ESOP reflects AIFRS adjustments in current year and does not reflect actual benefits received.
8. Please note that comparative figures for 2004 set out in the attached table may not agree to the disclosures in the 2004 Annual Report due to the different disclosure requirements under AASB124 Related Party Disclosures, as opposed to the disclosure requirements under AASB1046 Directors and Specified Executives Disclosures, which is applicable in 2004.

Name	Year	Short-term Employee Benefits				Post Employment Benefits (Super-annuation) $	Other Long-term employee benefits 5 $	Termination Benefits $	Security based Payments				Total $
		Cash Salary $	Short-term cash bonus $	Non-Monetary Benefits $	Other Benefits[3] $				ESOP[7] $	Australand Options $	CapitaLand limited Options $	Other $	
Non-executive directors													
Tham Kui Seng (Chairman)	**2005**	**142,000**	-	-	-	-	-	-	-	-	-	-	**142,000**
	2004	142,000	-	-	-	-	-	-	-	-		-	142,000
Jim Service (Deputy Chairman)	**2005**	**162,000**	-	-	-	-	-	-	-	**1,602**	**22,321**	-	**185,923**
	2004	162,000	-	-	-	-	-	-	-	3,871	17,408	-	183,279
Bill Beerworth	**2005**	**151,810**	-	-	-	-	-	-	-	**1,602**	**12,526**	-	**165,938**
	2004	137,750	-	-	-	-	-	-	-	3,871	10,445	-	152,066
Winston Choo	**2005**	**80,000**	-	-	-	-	-	-	-	**1,602**	**12,526**	-	**94,128**
	2004	75,000	-	-	-	-	-	-	-	3,871	10,445	-	89,316
Ian Hutchinson	**2005**	**137,590**	-	-	-	**12,383**	-	-	-	**1,602**	**12,526**	-	**164,101**
	2004	138,750	-	-	-	12,488	-	-	-	3,871	10,445	-	165,554
Paul Isherwood 6	**2005**	-	-	-	-	-	-	-	-	-	-	-	
	2004	-	-	-	-	-	-	-	-	-	-	-	-
Kee Teck Koon	**2005**	**65,000**	-	-	-	-	-	-	-	-	-	-	**65,000**
	2004	49,985	-	-	-	-	-	-	-	-	-	-	49,985
Lui Chong Chee	**2005**	**86,000**	-	-	-	-	-	-	-	-	-	-	**86,000**
	2004	82,250	-	-	-	-	-	-	-	-	-	-	82,250
Sub total Non-executive directors	**2005**	**824,400**	-	-	-	**12,383**	-	-	-	**6,408**	**59,899**	-	**903,090**
	2004	787,735	-	-	-	12,488	-	-	-	15,484	48,743	-	864,450
Executive director													
Brendan Crotty (Managing Director)	**2005**	**754,142**	**646,864** 4	-	**7,903**	**100,573**	**26,847**	-	-	**12,813**	**44,643**	**99,000**	**1,692,785**
	2004	723,983	500,000 2	-	19,281	97,858	28,401	-	-	30,967	34,816	58,000	1,493,306
Other key management personnel													
Peter Burke	**2005**	**538,000**	**400,000** 4	-	**7,526**	**48,440**	13,713	-	**70,588**	**2,627**	**27,219**	-	**1,108,113**
	2004	435,022	350,000 2	-	30,157	39,152	22,669	-	8,454	6,348	16,555	-	908,357
John Thomas	**2005**	**508,184**	**300,000** 4	-	**20,609**	**11,862**	**9,256**	-	**56,470**	-	**27,219**	-	**933,600**
	2004	488,706	200,000 2	-	2,996	11,294	8,454	-	12,506	0	20,890	-	744,846
David Craig	**2005**	**477,064**	**225,000** 4	-	-	**42,936**	**8,336**	-	**56,470**	-	**27,219**	-	**837,025**
	2004	458,716	200,000 2	-	8,918	41,284	7,657	-	4,403	0	15,689	-	736,667
Totals for each component	**2005**	3,101,790	**1,571,864**	-	**36,038**	**216,194**	58,152	-	**183,528**	**21,848**	**186,199**	**99,000**	**5,474,613**
	2004	2,894,162	1,250,000	-	61,352	202,076	67,181	-	25,363	52,799	136,693	58,000	4,747,626
Totals by category	**2005**	4,709,692				**216,194**	**58,152**	-	490,575				**5,474,613**
	2004	4,205,514				202,076	67,181	-	272,855				4,747,626
Others in the category of five highest paid executives but who are not other key management personnel													
Phil Beale	**2005**	**479,252**	**150,000**	-	-	**40,748**	9,807	-	**56,470**	**4,004**	**27,219**	-	**767,500**
	2004	460,018	175,000	-	-	39,982	12,351	-	11,375	9,677	20,023	-	728,426
Ross Hennessy[1]	**2005**	**288,184**	**475,454**	-	**22,167**	**11,862**	**6,394**	-	**26,445**	**2,402**	**8,431**	-	**841,339**
	2004	260,210	140,013	-	6,742	11,294	4,786	-	2,844	5,806	5,326	-	437,021

The time of Messrs Tham, Kee and Lui was made available by CapitaLand Limited. None of these directors were personally paid any director's fees but these amounts above were paid to CapitaLand Limited in respect of these services.

The time of Mr J G Service was made available by J G Service Pty Limited. Mr Service is not personally paid any director's fees. The amounts paid to J G Service Pty Limited, in respect of those services, are included in the above figures.

The time of Mr W J Beerworth was made available by Beerworth and Partners Limited. Mr Beerworth is not personally paid any director's fees. The amounts paid to Beerworth and Partners Limited, in respect of those services, are included in the above figures.

3. SERVICE AGREEMENTS

The Managing Director and other key management personnel of the Parent Entity and Australand have letters of appointment which provide for the provision of performance related cash bonuses, participation, when eligible, in the Australand Employee Securities Ownership Plan, and other benefits. The major provisions of the respective letters of appointment are set out below:

Mr Brendan Crotty, Managing Director

- Base salary, inclusive of superannuation, of $950,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 100% of fixed remuneration). 20% of the short-term bonus payment each year is deferred and paid in equal amounts over the following three years
- Long term incentive - payment on retirement of an amount equal to the aggregate incremental value of 200,000 stapled securities allotted annually from 2003 until retirement, including the aggregate value of dividends/distributions payable, had such securities been allotted annually at the time of allotment of securities under the Australand ESOP. The number of securities will be pro-rated in the year of retirement.
- Termination benefits - three months' notice or payment in lieu of notice plus a severance payment equivalent to six months' salary.

Mr Peter Burke, Executive General Manager, Residential

- Base salary, inclusive of superannuation, of $650,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short-term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 125,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one months' notice or payment in lieu of notice.

Mr John Thomas, Executive General Manager, Commercial and Industrial

- Base salary, inclusive of superannuation, of $625,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short-term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 100,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one months' notice or payment in lieu of notice plus a payment of $175,000.

Mr David Craig, Chief Financial Officer

- Base salary, inclusive of superannuation, of $600,000 p.a. effective from 1 January 2006, to be reviewed annually by the Remuneration Committee.
- Short term incentive - performance based bonus (of between 0% to 67.5% of fixed remuneration). 20% of the short-term bonus payment each year is deferred and paid in equal amounts over the following three years.
- Long term incentive - allocation of up to 100,000 stapled securities per year under the Australand ESOP.
- Termination benefits - one months' notice or payment in lieu of notice plus a severance payment of four months' salary plus an additional months' salary for each year of service from 1 January 2005 to a maximum of six month's salary.

4. SECURITY BASED COMPENSATION

4.1 AUSTRALAND OPTIONS

Options outstanding as at the date of this report are as follows:

No. of options as at 1 Jan 05	No. of options exercised during year	No. of options lapsed during year	No. of options as at 31 Dec 05	No. of options exercised since 31 Dec 05	No. of options lapsed since 31 Dec 05	No. of options as at date of this report	Exercise price [1]	Expiry date
2,395,000	245,100	294,250	1,855,650	33,900	-	1,821,750	$1.57	13 Mar 2008 to 13 Mar 2011

1. The exercise price was amended from $1.61 to $1.58 as a result of the $225 million capital raising in December 2003 and amended further to $1.57 as a result of the $164 million capital raising in June 2004.

Under the terms of the Option Scheme, all options that are not exercised lapse on their expiry date, being five years after their vesting date. Options will also lapse on termination of the option holder's employment (excluding death of the holder) or on the holder being declared bankrupt.

Option holders have no right to participate in any issue of new stapled securities by Australand. If there is any variation in Australand stapled securities such as by way of a capital raising, reduction, sub division or consolidation, then the number of stapled securities, which may be acquired on the exercise of any option, and the exercise price will be adjusted as appropriate.

No amounts are unpaid on any of the stapled securities issued as a result of the exercise of these options.

Valuation

The value of Australand options shown in the table of compensation for directors and key management personnel set out above has been based on valuations obtained from a Black Scholes option pricing model. The key inputs to the model were:

- strike price - $1.57;
- volatility - 23%;
- risk free interest rate - 6%;
- dividend/distribution yield - 7.5%;
- grant date - March 2002;
- vesting periods - options vested 25% per annum from March 2003; and
- vesting conditions - options only vest if the director/employee is employed at the relevant vesting date.

The value of each tranche of options has been separately calculated and as at 31 December 2005 has been recognised as follows:

- tranche vesting March 2003 - 100%;
- tranche vesting March 2004 - 100%;
- tranche vesting March 2005 - 100%; and
- tranche vesting March 2006 - 75%.

The remaining value of the options will amortise over the period to 31 March 2006.

Options held

The number of options over Australand stapled securities held by each director, other key management personnel and other executives are set out below:

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Directors

Name	Balance at start of year	Vested at start of year	Vested during year	Exercised during year	Date Exercised	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-	-
Jim Service	37,500	12,500	12,500	25,000	22 Sep 05	12,500	-
Bill Beerworth	50,000	25,000	12,500	-	-	50,000	37,500
Brendan Crotty	400,000	200,000	100,000	-	-	400,000	300,000
Winston Choo	50,000	25,000	12,500	-	-	50,000	37,500
Ian Hutchinson	37,500	12,500	12,500	-	-	37,500	25,000
Paul Isherwood	-	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-	-

Other key management personnel

Name	Balance at start of year	Vested at start of year	Vested during year	Exercised during year	Date Exercised	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	41,000	20,500	20,500	23 Nov 05	61,500	41,000
John Thomas	-	-	-	-	-	-	-
David Craig	-	-	-	-	-	-	-

Other executives included in the category of five highest paid but who are not other key management personnel

Name	Balance at start of year	Vested at start of year	Vested during year	Exercised during year	Date Exercised	Balance at end of year	Vested and exercisable at end of year
Phil Beale	125,000	62,500	31,250	-	-	125,000	93,750
Ross Hennessy	75,000	37,500	18,750	-	-	75,000	56,250

Stapled securities issued on exercise of options

Details of Australand stapled securities issued as a result of the exercise of options during the year by any director or other key management personnel are set out below:

Directors

Name	Date of exercise of options	Number of stapled securities issued on the exercise of options during year	Amount paid per stapled security
Jim Service	22 Sep 05	25,000	$1.57

Other key management personnel

Name	Date of exercise of options	Number of stapled securities issued on the exercise of options during year	Amount paid per stapled security
Peter Burke	23 Nov 05	20,500	$1.57

4.2 CAPITALAND OPTIONS

CapitaLand Limited has advised that commencing 1 January 2006, CapitaLand Limited options will no longer be issued to Australand directors, other key management personnel or other executives. References to options over CapitaLand Limited shares in this report relate to CapitaLand Limited options granted to Australand directors and executives in their capacity as directors and executives of Australand. There were 2,304,150 options outstanding at the end of the period. The weighted average share price during the year was $2.78 (2004: $1.78). The weighted average remaining contractual life of share options outstanding at the end of the period was 6.7 years.

The options that have been issued in prior years may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plan rules as follows:

Vesting schedule	% of shares over which an option is exercisable
On or before the 1st anniversary of the date of grant	-
On or after the 1st but before the 2nd anniversary of the date of grant	25
On or after the 2nd but before the 3rd anniversary of the date of grant	50
On or after the 3rd but before the 4th anniversary of the date of grant	75
On or after the 4th anniversary of the date of grant but:	100

a) in the case of an option granted to a Group Executive or a Parent Group Executive, before the 10th anniversary of the date of grant; and

b) in the case of an option granted to a Non-Executive Director or an Associated Company Executive, before the 5th anniversary of the date of grant.

Details of the various allocations of CapitaLand Limited options are as follows:

Allocation	Grant date	Exercise period	Vesting schedule 2	Exercise price 1
2000 1st allocation	24 Nov 00	5 Aug 01 – 3 Aug 05	25% per year	S$2.06
2000 2nd allocation	24 Nov 00	5 Aug 01 – 3 Aug 10	25% per year	S$1.88
2001	18 Jun 01	19 Jun 02 – 16 Jun 11	25% per year	S$1.85
2002 allocation	10 May 02	11 May 03 – 10 May 12	25% per year	S$1.19
2003 1st allocation	28 Feb 03	1 Mar 04 – 28 Feb 13	25% per year	S$1.00
2003 2nd allocation	29 Aug 03	30 Aug 04 – 29 Aug 13	25% per year	S$1.00
2004	27 Feb 04	28 Feb 05 – 27 Feb 14	25% per year	S$1.20
2005 1st allocation	25 Feb 05	26 Feb 06 – 25 Feb 15	25% per year	S$2.45
2005 2nd allocation	26 Aug 05	27 Aug 06 – 26 Aug 15	25% per year	S$2.88

1. Adjustments to unexercised share options were made to compensate for the changes in value of the options arising from CapitaLand Limited's capital reduction and distribution in specie of units in CapitaCommercial Trust to existing shareholders during 2004. Where the exercise price could not be fully adjusted due to the constraint of the par value of S$1.00, additional share options were granted.
2. The vesting schedule for directors is 50% per year from 2003 onwards

The value of CapitaLand Limited options shown in the table of compensation for directors, other key management personnel and other executives set out above has been based on valuations obtained from a Black Scholes option pricing model. The key inputs to the model were:

- strike prices - as set out above;
- volatility – 27.6%;
- risk free interest rate – 3.14%;
- dividend yield – 2.67%;
- grant date - as set out above;
- vesting periods - as set out above; and
- vesting conditions - options only vest if the director/employee is employed at the relevant vesting date.

The value of each tranche of options has been separately calculated and as at 31 December 2005 has been recognised as follows:

- tranche vesting 2001 - 100%;
- tranche vesting 2002 - 100%;
- tranche vesting 2003 - 100%;
- tranche vesting 2004 - 100%; and
- tranche vesting 2005 - 100%.

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Options held

The number of options over CapitaLand Limited shares held by each director, other key management personnel and other executives is set out below:

Directors

Name	Grant date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Tham Kui Seng 1	-	-	-	-		-		-
Jim Service 2	18 Jun 01	50,000	-	37,500	12,500	12,500	25%	12,500
	10 May 02	50,000	-	37,500	12,500	12,500	25%	-
	28 Feb 03	66,000	-	55,400	33,000	10,600	50%	10,600
	27 Feb 04	50,000	-	-	25,000	50,000	50%	25,000
	25 Feb 05	-	40,000	-	-	40,000	50%	-
Brendan Crotty	24 Nov 00	42,000	-	-	-	42,000	25%	42,000
	18 Jun 01	100,000	-	-	25,000	100,000	25%	100,000
	10 May 02	100,000	-	-	25,000	100,000	25%	75,000
	28 Feb 03	126,000	-	-	31,500	126,000	25%	63,000
	27 Feb 04	100,000	-	-	25,000	100,000	25%	25,000
	25 Feb 05	-	80,000	-	-	80,000	25%	-
Bill Beerworth	18 Jun 01	30,000	-	-	7,500	30,000	25%	30,000
	10 May 02	30,000	-	-	7,500	30,000	25%	22,500
	28 Feb 03	39,600	-	-	19,800	39,600	50%	39,600
	27 Feb 04	30,000	-	-	15,000	30,000	50%	15,000
	25 Feb 05	-	20,000	-	-	20,000	50%	-
Winston Choo	24 Nov 00	60,000	-	60,000	-	-	25%	-
	18 Jun 01	30,000	-	30,000	7,500	-	25%	-
	10 May 02	30,000	-	22,500	7,500	7,500	25%	-
	28 Feb 03	39,600	-	39,600	19,800	-	50%	-
	27 Feb 04	30,000	-	15,000	15,000	15,000	50%	-
	25 Feb 05	-	20,000	-	-	20,000	50%	-
Ian Hutchinson	10 May 02	30,000	-	-	7,500	30,000	25%	22,500
	28 Feb 03	39,600	-	-	19,800	39,600	50%	39,600
	27 Feb 04	30,000	-	-	15,000	30,000	50%	15,000
	25 Feb 05	-	20,000	-	-	20,000	50%	-
Paul Isherwood	-	-	-	-	-	-	-	-
Kee Teck Koon 1	-	-	-	-	-	-	-	-
Lui Chong Chee 1	-	-	-	-	-	-	-	-

1. These directors hold CapitaLand Limited options in their capacity as an executive of CapitaLand and not in their capacity as a director of Australand.
2. Mr. Service holds additional CapitaLand Limited options but not in his capacity as a director of Australand.

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

Key management personnel

Name	Grant date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Peter Burke	24 Nov 00	20,000	-	20,000	-	-	25%	-
	18 Jun 01	25,000	-	25,000	6,250	-	25%	-
	10 May 02	10,000	-	7,500	2,500	2,500	25%	-
	28 Feb 03	12,600	-	6,300	3,150	6,300	25%	-
	27 Feb 04	60,000	-	15,000	15,000	45,000	25%	-
	25 Feb 05	-	50,000	-	-	50,000	25%	-
John Thomas	28 Feb 03	64,800	-	-	16,200	64,800	25%	32,400
	27 Feb 04	60,000	-	-	15,000	60,000	25%	15,000
	25 Feb 05	-	50,000	-	-	50,000	25%	-
David Craig	27 Feb 04	60,000	-	-	15,000	60,000	25%	15,000
	25 Feb 05	-	50,000	-	-	50,000	25%	-

Other executives included in the category of five highest paid but who are not other key management personnel

Name	Grant date	Balance at start of year	Number of options granted during year	Number of options exercised	Number of options vested during year	Balance at end of year	Vesting schedule % pa	Number of options vested and exercisable at end of year
Phil Beale	24 Nov 00	30,000	-	-	-	30,000	25%	30,000
	18 Jun 01	50,000	-	-	12,500	50,000	25%	50,000
	10 May 02	50,000	-	-	12,500	50,000	25%	37,500
	28 Feb 03	63,000	-	-	15,750	63,000	25%	31,500
	27 Feb 04	60,000	-	-	15,000	60,000	25%	15,000
	25 Feb 05	-	50,000	-	-	50,000	25%	-
Ross Hennessy	28 Feb 03	16,200	-	-	4,050	16,200	25%	8,100
	27 Feb 04	15,000	-	-	3,750	15,000	25%	3,750
	25 Feb 05	-	20,000	-	-	20,000	25%	-

Shares issued on exercise of options

Details of CapitaLand Limited shares issued as a result of the exercise of options during the year by any director or other key management personnel are set out below:

Directors

Name	Date of exercise of options	Number of shares issued on the exercise of options	Amount paid per share S$
Jim Service	10 Aug 05	37,500	2.02
	10 Mar 05	25,000	1.32
	10 Aug 05	12,500	1.32
	10 Mar 05	33,000	1.00
	10 Aug 05	22,400	1.00
Winston Choo	24 Nov 00	60,000	2.06
	27 Apr 05	22,500	2.02
	21 Sep 05	7,500	2.02
	8 Sep 04	15,000	1.32
	21 Sep 05	7,500	1.32
	8 Sep 04	19,800	1.00
	21 Sep 05	19,800	1.00
	21 Sep 05	15,000	1.33

Other key management personnel

Name	Date of exercise of options	Number of shares issued on the exercise of options	Amount paid per share S$
Peter Burke	12 Aug 05	20,000	1.88
	13 Oct 05	25,000	1.85
	24 Jun 05	7,500	1.19
	16 May 05	6,300	1.00
	19 Jul 05	15,000	1.14

No other executives included in the category of five highest paid executives but who are not other key management personnel exercised any options during the year.

4.3 AUSTRALAND EMPLOYEE SECURITIES OWNERSHIP PLAN

No directors, including the Managing Director, participate in the Australand Employee Securities Ownership Plan (ESOP).

Details of Australand stapled securities issued under the Australand ESOP and the related loan balances are set out below:

2005 Offer: issued 24 March 2005 at a strike price of $1.80 per stapled security

2004 Offer: issued 21 June 2004 at a price of $1.63 per stapled security

2003 Offer: issued 31 December 2003 at a price of $1.61 per stapled security

Other key management personnel

Name	Number of stapled securities issued in Dec 03	Number of stapled securities issued in Jun 04	Number of stapled securities issued in Mar 05	Number of stapled securities disposed of during year	Balance stapled securities held at end of year	Value of stapled securities issued $	Loan balance at start of year $	Loan repayments during year $	Movement in loan balance during year $	Balance of loan at end of year $
Peter Burke	50,000	100,000	125,000	-	275,000	468,500	232,983	25,838	225,000	432,145
John Thomas	100,000	100,000	100,000	-	300,000	504,000	308,166	29,250	180,000	458,916
David Craig	-	100,000	100,000	-	200,000	343,000	157,800	18,525	180,000	319,275

Other executives included in the category of five highest paid but who are not other key management personnel

Name	Number of stapled securities issued in Dec 03	Number of stapled securities issued in Jun 04	Number of stapled securities issued in Mar 05	Number of stapled securities disposed of during year	Balance stapled securities held at end of year	Value of stapled securities issued $	Loan balance at start of year $	Loan repayments during year $	Movement in loan balance during year $	Balance of loan at end of year $
Phil Beale	100,000	100,000	100,000	200,000	100,000	180,000	150,366	158,166	180,000	172,200
Ross Hennessy	50,000	50,000	50,000	-	150,000	252,000	154,083	14,625	90,000	229,458

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

4.4 SECURITY HOLDERS

The number of Australand stapled securities held during the financial year by each director, other key management personnel and other executives is set out below:

Directors

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	25,000	-	225,000
Bill Beerworth	3,876	-	-	3,876
Brendan Crotty	815,243	-	28,864	844,107
Winston Choo	-	-	-	-
Ian Hutchinson	54,415	-	2,761	57,176
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	150,000	20,500	125,000	295,500
John Thomas	200,000	-	100,000	300,000
David Craig	249,818	-	150,182	400,000

Other executives included in the category of five highest paid executives but who are not other key management personnel

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Phil Beale	100,000	-	-	100,000
Ross Hennessy	100,000	-	50,000	150,000

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

5. ADDITIONAL INFORMATION (UNAUDITED)

5.1 LOANS TO DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

There were no loans made to any director or other key management personnel during the year nor were there any loans outstanding as at year end.

5.2 INSURANCE OF OFFICERS

Australand has paid premiums with respect to a contract insuring the directors, secretaries and executive officers against liabilities incurred while acting as officers. The insurance contract prohibits the disclosure of the amount of the premium paid in respect of the contract. No part of the premium has been included in the details of compensation for specified directors or other key management personnel above. Information relating to the insurance contracts is set out in the Directors' Report on page 139.

5.3 PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION: RELATIONSHIP BETWEEN REMUNERATION AND GROUP PERFORMANCE

The overall level of executive compensation takes into account the performance of the Group over the past year and comparison to the previous year's performance. Over the past five years, the Group's profit after tax attributable to stapled security holders of Australand has grown at an average rate of 23% p.a., and total security holder return has grown at an average rate of 22% p.a. During the same period, average top five executive remuneration has grown approximately 11% p.a.

5.4 DETAILS OF REMUNERATION: CASH BONUSES AND AUSTRALAND OPTIONS

For each cash bonus and grant of options included in the table on page 146, the percentage of that available bonus that was paid or options that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria are set out below:

	Cash bonus		Australand Options				
Name	Paid %	Forfeited %	Year Granted	Vested %	Financial Year in which options will vest	Minimum total of grant yet to vest	Maximum total value of grant yet to vest
Brendan Crotty	75.7	24.3	2002	75	2006	100,000	157,000
Peter Burke	98.8	1.2	2002	75	2006	20,500	32,185
John Thomas	85.5	14.5	-	-	-	-	-
David Craig	64.1	35.9	-	-	-	-	-

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

5.5 SECURITY BASED COMPENSATION: AUSTRALAND OPTIONS

Further details relating to options are set out below:

Name	A Remuneration consisting of options %	B Value at grant date $	C Value at exercise date $	D Value at lapse date $	E Total of columns B-D $
Tham Kui Seng	-	-	-	-	-
Jim Service	0.9	-	9,750	-	9,750
Bill Beerworth	1.0	-	-	-	-
Brendan Crotty	0.8	-	-	-	-
Winston Choo	1.7	-	-	-	-
Ian Hutchinson	1.0	-	-	-	-
Paul Isherwood	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-
Peter Burke	0.2	-	9,430	-	9,430
John Thomas	-	-	-	-	-
David Craig	-	-	-	-	-

A = the percentage of the value of remuneration consisting of options, based on the value at grant date set out in column B.

B = the value at grant date calculated in accordance with AASB 2 *Share based Payments* of options granted during the year as part of remuneration.

C = the value at exercise date of options that were granted as part of remuneration and were exercised during the year.

D = the value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

Dated at Sydney this 23 day of February 2006.

Signed in accordance with a resolution of the directors.

Tham Kui Seng
Chairman

Brendan Patrick Crotty
Managing Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
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Auditor's Independence Declaration

As lead auditor for the audit of Australand Property Trust No.5 for the period ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Australand Property Trust No.5 and the entities it controlled during the period.

Matthew Lunn
Partner
PricewaterhouseCoopers

Sydney
23 February 2006

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

INCOME STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Notes	Consolidated		The Trust	
		31 Dec 2005[1] $'000	30 Jun 2005[1] $'000	31 Dec 2005[1] $'000	30 Jun 2005[1] $'000
Rental income		6,007	8,750	-	-
Recoverable outgoings		358	1,081	-	-
Interest		82	233	82	233
Distributions from controlled entities		-	-	5,795	8,396
Total revenue		6,447	10,064	5,877	8,629
Rates, taxes and other property outgoings		568	1,432	-	-
Borrowing costs	2	2,544	4,104	2,544	4,104
Performance management fee		2,475	-	2,475	-
Other expenses		159	362	157	359
Total expenses		5,746	5,898	5,176	4,463
		701	4,166	701	4,166
Net gains from fair value adjustments on investment property		2,103	9,936	-	9,936
Net profit		2,804	14,102	701	14,102
Basic earnings per unit	24	0.33 cents	19.87 cents		
Diluted earnings per unit	24	0.32 cents	19.87 cents		

The above income statements should be read in conjunction with the accompanying notes.

[1] By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.5 ("**APT5**") to 31 December and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period from 1 July 2004 to 30 June 2005.

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

BALANCE SHEETS
AS AT 31 DECEMBER 2005

	Note	Consolidated 31 Dec 2005 $'000	Consolidated 30 Jun 2005 $'000	The Trust 31 Dec 2005 $'000	The Trust 30 Jun 2005 $'000
Current assets					
Cash and cash equivalents	19	704	4,003	514	3,817
Receivables	4	1,083	418	22,718	13,834
Other assets	8	69	47	57	47
Total current assets		1,856	4,468	23,289	17,698
Non-current assets					
Investment properties	5	136,396	127,495	-	-
Investment properties under construction	6	1,041	-	-	-
Other financial assets	7	-	-	102,919	102,919
Other assets	8	-	437	-	437
Total non-current assets		137,437	127,932	102,919	103,356
Total assets		139,293	132,400	126,208	121,054
Current liabilities					
Payables	9	1,194	3,662	390	2,438
Provisions	10	701	1,189	701	1,189
Interest bearing liabilities	11	75,140	5,001	75,088	5,001
Total current liabilities		77,035	9,852	76,179	8,628
Non-current liabilities					
Interest bearing liabilities	11	-	62,426	-	62,426
Other liabilities	12	190	186	-	-
Total non-current liabilities		190	62,612	-	62,426
Total liabilities		77,225	72,464	76,179	71,054
Net assets		62,068	59,936	50,029	50,000
Equity					
Contributed equity	13	60,890	50,000	60,890	50,000
Reserves	14	(1,919)	-	(10,861)	-
Undistributed income	15	3,097	9,936	-	-
Total equity		62,068	59,936	50,029	50,000

The above balance sheets should be read in conjunction with the accompanying notes.

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Consolidated		The Trust	
	31 Dec 2005 [1] $'000	30 Jun 2005 [1] $'000	31 Dec 2005 [1] $'000	30 Jun 2005 [1] $'000
Total equity at the beginning of the financial year	**59,936**	50,000	**50,000**	50,000
Profit for the financial year	**2,804**	14,102	**701**	4,166
Transactions with equity holders:				
Contributions of equity, net of transaction costs	**55,890**	-	**55,890**	-
Dividends provided for or paid (note 10)	**(701)**	(4,166)	**(701)**	(4,166)
Redemption of unitholders' equity	**(45,000)**	-	**(45,000)**	-
Redemption of unitholders' undistributed income	**(8,942)**	-	**-**	-
Capital Redemption Reserve	**(1,919)**	-	**(10,861)**	-
	(672)	(4,166)	**(672)**	(4,166)
Total equity at the end of the financial year	**62,068**	59,936	**50,029**	50,000

The above statements of changes in equity should be read in conjunction with the accompanying notes.

[1] By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.5 ("**APT5**") to 31 December and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

CASH FLOWS STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

		Consolidated		The Trust	
		31 Dec 2005[1]	30 Jun 2005[1]	31 Dec 2005[1]	30 Jun 2005[1]
	Note	$'000	$'000	$'000	$'000
Cash Flows from Operating Activities					
Receipts from customers		6,270	10,215	-	-
Payments to suppliers		(1,801)	(910)	(327)	(134)
Interest received		82	215	82	215
Borrowing costs paid		(2,518)	(3,776)	(2,518)	(3,776)
Distributions from controlled entities		-	-	5,795	8,396
Performance management fees		(2,475)	-	(2,475)	-
Net cash (outflow)/inflow from operating activities	19	(442)	5,744	557	4,701
Cash Flows from Investing Activities					
Payments for investment properties		(7,839)	(31,282)	-	-
Payments for investments in controlled entities		-	-	-	(50,024)
Net cash (outflow) from investing activities		(7,839)	(31,282)	-	(50,024)
Cash Flows from Financing Activities					
Proceeds from issue of units		55,959	-	55,959	-
Redemption of units from non-APT investors		(55,959)	-	(55,959)	-
Payments for establishment costs		-	(54)	-	(54)
Proceeds from borrowings		-	33,088	-	33,088
Repayment of borrowings		(67,427)	-	(67,427)	-
Loans from/(to) related parties		73,598	(1,725)	64,756	17,874
Distributions paid		(1,189)	(3,702)	(1,189)	(3,702)
Net cash inflow from financing activities		4,982	27,607	(3,860)	47,206
Net (decrease)/increase in cash and cash equivalents held		(3,299)	2,069	(3,303)	1,883
Cash and cash equivalents at the beginning of the financial year		4,003	1,934	3,817	1,934
Cash and cash equivalents at the end of the financial year	19	704	4,003	514	3,817

The above cash flow statements should be read in conjunction with the accompanying notes.

[1] By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.5 ("**APT5**") TO 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period from 1 July 2004 to 30 June 2005.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Australand Property Trust No. 5 as an individual entity and the consolidated entity consisting of Australand Property Trust No. 5 and its controlled entities as defined in Note 1(b).

a) Basis of Preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001.*

Compliance with AIFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Australand Property Trust No. 5 comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure* and *AASB 124 Related Party Disclosures.*

Application of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Australand Property Trust No.5 financial statements to be prepared in accordance with AIFRS. AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Australand Property Trust No.5 until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Australand Property Trust No.5 31 December 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 31 December 2005 were restated to reflect these adjustments. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the consolidated entity's equity and its net income are given in note 25.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity's accounting policies.

Going Concern

There is a current asset deficiency at 31 December 2005 of $75,179,000. This is due to at call interest bearing liabilities of $75,140,000 owing to a related entity, Australand Holdings Limited ("AHL"). The Board of AHL has provided a letter of support to the Board of Australand Investments Limited that they will not call upon the loan until such time when APT 5 is in a position to be able to repay these loans.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all controlled entities and controlled entities of Australand Property Trust No. 5 as at 31 December 2005 and the results of all controlled entities and controlled entities for the period then ended.

Controlled entities are all those entities (including special purpose entities) over which the Trust has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Trust controls another entity.

Controlled entities are fully consolidated from the date on which control is transferred to the Trust. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Trust.

c) Revenue Recognition

Rental Income

Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rental income relating to straight lining is included as a component of the net gain from fair value adjustments on investment property. An asset is recognised to represent the portion of operating lease income in a reporting period relating to fixed increases in operating lease rentals in future periods. Such assets are recognised as a component of the carrying amount of investment properties in the balance sheet.

d) Investment Properties

Investment properties comprise investment interests in land and buildings held for long term rental yields. Investment properties are carried at fair value, representing open market value determined annually by external valuers, with 50% of properties valued in the first half of each year and the balance in the second half.

The carrying amount of investment properties recorded in the balance sheet includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods. Changes in fair values are recorded in the income statement as part of other income.

Investment properties under development

Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's completion value.

e) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Trade Receivables

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

g) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given (including business combinations), shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the consolidated entities share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than fair value of net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

h) Impairments of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

i) Trade and Other Creditors

Trade and other creditors represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

j) Provisions

Provisions are recognised when the consolidated entity has a present legal or constructive obligation as a result of past events; it is more likely than not an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

k) Lease Incentives

Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including, up front cash payments, rent free periods, or a contribution to certain lessee costs such as fit out or relocation costs. As these incentives are repaid out of future lease payments, they are recognised as an asset in the consolidated balance sheet as a component of the carrying amount of investment properties and amortised over the lease period



NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Borrowings and Borrowing Costs

Borrowings are initially recognised at fair value net of transaction costs incurred. Any difference between proceeds (net of transaction costs) and redemption is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the consolidated entity has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowing costs incurred for construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for intended use or sale. Other borrowing costs are expensed.

m) Taxation

Under current income tax legislation, the Trust and the consolidated entity are not liable for income tax, provided that the taxable income is fully distributed each year including any taxable capital gain derived from the sale of an asset.

n) Earnings per unit

(i) Basic earnings per unit

Basic earnings per unit is determined by dividing the net profit attributable to Australand Property Trust No.5 unit holders, excluding any costs of servicing equity other than ordinary units, by the weighted average number of units outstanding during the year, adjusted for bonus elements in units, if any, issued during the year.

(ii) Diluted earnings per unit

Diluted earnings per unit adjusts the figures used in the determination of basic earnings per unit by taking into account the effect of interest and other financing costs associated with dilutive potential ordinary units and the weighted average number of units assumed to have been issued for no consideration in relation to the dilutive potential ordinary units.

o) Interest Income

Interest income is recognised under the effective interest rate method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

p) New Accounting Standards and UIG Interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 31 December 2005 reporting periods. The Trust's assessment of the impact of these new standards and interpretations is set out below for those standards that may affect the Trust in future reporting periods:

(i) UIG 4 Determining whether an Asset Contains a Lease
UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Trust has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2006 financial statements and the UIG 4 transition provisions. The Trust will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 January 2006. Implementation of UIG 4 is not expected to change the accounting for any the Trust 's current arrangements.

(ii) AASB 2005-9 Amendments to Australian Accounting Standards (AASB 4, AASB 1023, AASB 139 & AASB 132)
AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Trust has not elected to adopt the amendments early. It will apply the revised standards in its 31 December 2006 financial statements.

(iii) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Trust has not adopted the standards early. Application of the standards is not expected to affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Trust 's financial instruments.

q) Rounding of Amounts

Australand Property Trust No.5 and the consolidated entities have applied the requirement of Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the Financial Report. Amounts in the Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

r) Change of Financial Year End Date

By an order dated 15 August 2005 made by the Australian Securities and Investments Commission pursuant to subsection 340(1) of the Corporations Act, Australand Investments Limited ("**AIL**") and its Directors have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, AIL has changed the financial year end of Australand Property Trust No.5 ("**APT5**") to 31 December 2005 and has complied with Chapter 2M of the Act in respect of the period 1 July 2005 to 31 December 2005 ("**Shortened Financial Year**"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2005 is defined as the twelve month period 1 July 2004 to 30 June 2005.

	Consolidated		The Trust	
	31 December 2005	30 June 2005	31 December 2005	30 June 2005
	$'000	$'000	$'000	$'000
2. EXPENSES				
Net profit includes the following specific expenses:				
Finance costs - net:				
Interest paid or payable to other parties	1,631	3,938	1,631	3,938
Finance charges relating to loan establishment and financing fees	887	61	887	61
	2,518	3,999	2,518	3,999
Amortisation of loan establishment and financing fees	26	105	26	105
Borrowing costs expensed	2,544	4,104	2,544	4,104

3. AUDITORS' REMUNERATION

	$	$	$	$
During the period, the following amounts were paid to the auditor of the Trust and its related practices:				
Assurance services				
Fees paid or payable to PricewaterhouseCoopers Australian firm:				
Audit of financial reports and other audit work under the *Corporations Act 2001*	50,000	45,000	50,000	45,000
Other assurance services				
Fees paid or payable to PricewaterhouseCoopers Australian firm:				
Compliance plan audit services	-	10,000	-	10,000
Total auditor's remuneration	50,000	55,000	50,000	55,000

The consolidated entity employs PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the entity are important and where their independence can clearly be shown to be not compromised. These assignments would be principally tax advice and due diligence.

4. RECEIVABLES

	$'000	$'000	$'000	$'000
Current				
Rent debtors	558	401	-	-
Amounts owed by related entities	97	-	22,712	13,825
GST receivable	428	17	6	9
	1,083	418	22,718	13,834

5. INVESTMENT PROPERTIES

Details of the individual properties comprising Investment Properties are set out below. Investment properties are 100% owned.

Description	Completion Date	Independent Valuation Date	Independent Valuation $'000	Book Value 31 Dec 2005 $'000	Book Value 30 Jun 2005 $'000
Wallgrove Road, Eastern Creek, NSW, S.W.A.D.S	5 Mar 2004	30 Jun 2005	25,500	**25,500**	25,500
Transport Avenue, Adelaide Airport, SA, LG	13 Feb 2004	30 Jun 2005	4,425	**4,425**	4,425
45-55 South Centre Road, Tullamarine VIC, GMC	1 Oct 2003	30 Jun 2005	9,770	**9,770**	9,770
63 South Park Drive, Dandenong, VIC, INC	17 May 2004	30 Jun 2005	11,400	**11,400**	11,400
47-59 Boundary Road, Carole Park, QLD, Tyre Marketers	27 May 2004	30 Jun 2005	8,450	**8,450**	8,450
Wallgrove Road, Eastern Creek, NSW, LG	9 Sep 2004	31 Dec 2005	47,000	**47,000**	38,100
Queensport Road, Murarrie, QLD, Laminex	2 Sep 2004	30 Jun 2005	16,500	**16,500**	16,500
1 Viola Place, Brisbane Airport, QLD, Custom Fleet	22 Jul 204	30 Jun 2005	3,150	**3,150**	3,150
22-28 Bam Wine Court, Dandenong South, VIC, BAM Wine Logistics Property	24 Sep 2004	30 Jun 2005	10,200	**10,201**	10,200
			136,395	136,396	127,495

The basis of valuation of investment properties is fair value being the amounts for which the properties could be exchanged between willing parties in an arm's length transaction, based on current prices in an active market for similar properties in the same location and condition and subject to similar leases.

In assessing the value of the investment properties, the independent valuers have considered two basis of valuation being:

1. discounted cash flow; and
2. capitalisation approach

In the opinion of directors, there are no material changes since the date of the valuations to affect significantly the carrying values of properties. All investment properties are owned 100% by the consolidated entity.

Reconciliation of the carrying amounts of investment properties at the beginning and end of the financial period are set out below:

	Consolidated		The Trust	
	31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
Carrying amount at the beginning of the year	**127,495**	54,291	-	-
Additions at cost	**6,798**	9,744	-	-
Transfer from investment properties under construction	**-**	53,524	-	-
Net gains from fair value adjustments	**2,103**	9,936	-	-
Carrying amount at the end of the year	**136,396**	127,495	-	-

(a) Non-current assets pledged as security

Refer to note 11 for information on non-current assets pledged as security by the parent entity or its controlled entities.

5. INVESTMENT PROPERTIES (Continued)

(b) Amounts recognised in profit and loss for investment property

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
Rental Income	6,365	9,831	-	-
Direct operating expense from property that generated rental income	568	1,432	-	-
	5,797	8,399	-	-

(c) Leasing arrangements

The investment properties are leased to tenants under long term operating leases with rentals payable monthly. Minimum lease payments receivable on leases of investment properties are as follows:

Minimum lease payment under non-cancellable operating leases of investment properties not recognised in the financial statements are receivable as follows:

	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
Within one year	**11,091**	10,740	-	-
Later than one year but not later than 5 years	**48,486**	47,681	-	-
Later than 5 years	**43,302**	49,731	-	-
	102,879	108,152	-	-

6. INVESTMENT PROPERTIES UNDER CONSTRUCTION

Non-current

Reconciliation of the carrying amounts of development properties at the beginning and end of the financial period are set out below:

	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
Transport Avenue, Adelaide Airport	**1,041**	-	-	-
Reconciliation:				
Carrying amount at the beginning of the year	-	31,775	-	-
Additions	**1,041**	21,749	-	-
Transfer to investment properties	-	(53,524)	-	-
Carrying amount at the end of the year	**1,041**	-	-	-

7. OTHER FINANCIAL ASSETS

Non-current

Set out below are the material controlled entities to which these consolidated financial statements relate. The beneficial interest in all controlled entities is 100%. Australand Property Trust No.5 and its controlled entities were incorporated in Australia.

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
Investments in controlled entities	-	-	102,919	102,919

Particulars in relation to material controlled entities

	Equity Holding	
	31 Dec 2005	30 Jun 2005
	%	%
Controlled entities		
AWPT 5 Holdings No. 8 Pty Limited as trustee for APT 5 Intermediate Trust	**100**	100
AWPT 5 Construction Finance Pty Limited	**100**	100
AWPT 5 Post Construction Finance Pty Limited	**100**	100
Australand Industrial (Queensport) Pty Limited as trustee for Eastern Creek Investment Trust No. 1	**100**	100
AWPT 5 Holdings No. 7 Pty Limited as trustee for Eastern Creek Investment Trust No. 2	**100**	100
Controlled entities of APT5 Intermediate Trust		
Australand Industrial (Queensport) Pty Limited as trustee for Queensport Road Unit Trust	**100**	100
AWPT 5 Holdings No. 1 Pty Limited as trustee for APT 5 Holding Trust No. 1	**100**	100
AWPT 5 Holdings No. 2 Pty Limited as trustee for APT 5 Holding Trust No. 2	**100**	100
AWPT 5 Holdings No. 3 Pty Limited as trustee for APT 5 Holding Trust No. 3	**100**	100
AWPT 5 Holdings No. 4 Pty Limited as trustee for APT 5 Holding Trust No. 4	**100**	100
AWPT 5 Holdings No. 5 Pty Limited as trustee for APT 5 Holding Trust No. 5	**100**	100
AWPT 5 Holdings No. 6 Pty Limited as trustee for APT 5 Holding Trust No. 6	**100**	100

	Consolidated		The Trust	
	31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
8. OTHER ASSETS				
Current				
Prepayments	69	47	57	47
Non-current				
Loan establishment costs	-	606	-	606
Less: Accumulated amortisation	-	(169)	-	(169)
	-	437	-	437
9. PAYABLES				
Current				
Accrued stamp duties, legal fees and others	898	1,498	390	553
Amounts owing to Australand Holdings Limited	-	1,754	-	1,754
Amounts owing to Australand Property Trust	-	131	-	131
GST Payable	296	279	-	-
	1,194	3,662	390	2,438
10. PROVISIONS				
Current				
Distribution payable	701	1,189	701	1,189
11. INTEREST BEARING LIABILITIES				
Current				
Amounts owing to Australand Holdings Limited	75,140	-	75,088	-
Bank loans - secured	-	5,001	-	5,001
	75,140	5,001	75,088	5,001
Non-current				
Bank loans - secured	-	62,426	-	62,426
Financing arrangements				
The consolidated entity has access to the following lines of credit:				
Loan facility	-	73,371	-	73,371
Facilities utilised at balance date: Loan facility	-	67,427	-	67,427
Facilities not utilised at balance date: Loan facility	-	5,944	-	5,944

11. INTEREST BEARING LIABILITIES (Continued)

Australand Investments Limited as trustee for the Trust together with the trustees of controlled entities of the Trust have jointly and severally unconditionally and irrevocably guaranteed the repayment of the secured loan.

Assets pledged as security

The loans are secured by a fixed and floating charge from APT 5 Construction Finance Pty Limited and APT 5 Post Construction Finance Pty Limited and each guarantor plus a fixed charge over any building document, lease document, performance bond and bank guarantee in addition to a real property mortgage over each property. The APT5 Construction Finance Facility has expired on 31 July 2005 and has been refinanced by the APT 5 Post Construction Finance which has sufficient facility limit available and whose expiry date is 13 May 2007.

The carrying amounts of non-currents assets pledged as security are:

	Consolidated		The Trust	
	31 Dec 2005 $'000	30 Jun 2005 $'000	31 Dec 2005 $'000	30 Jun 2005 $'000
First Mortgage:				
Investment properties (note 5)	**136,396**	127,495	-	-
Investment properties under construction (note 6)	**1,041**	-	-	-

Borrowing limit of the Trust

Australand Investments Limited intends to maintain the consolidated entity gearing at a level not exceeding 65% of the consolidated gross assets of the consolidated entity. The ratio is 48.4% (30 June 2005: 51%) at balance date.

12. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities relates to rental bond received from tenant, Tyre Marketers in lieu of 3 months bank guarantees.

13. CONTRIBUTED EQUITY

	The Trust	
	31 Dec 2005 $'000	30 Jun 2005 $'000
970,048,132 units, fully paid (30 June 2005: 50,000,000)	**60,890**	50,000

Movements in units - 2005

Date	Details	Number of units	Issue Price $	$'000
30-06-2005	Balance at beginning of financial year	50,000,000	1.0000	**50,000**
17-10-2005	Unit redemption	(45,000,000)	1.0000	***(45,000)***
17-10-2005	New stapled units issued	964,961,032	0.0579	**55,861**
26-10-2005	Options exercised	61,500	0.3252	**20**
09-11-2005	Options exercised	5,100	0.3252	**2**
23-11-2005	Options exercised	20,500	0.3252	7
31-12-2005		970,048,132		60,890



NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Consolidated		The Trust	
	31 Dec 2005	30 Jun 2005	31 Dec 2005	30 Jun 2005
	$'000	$'000	$'000	$'000
14. RESERVES				
Capital redemption reserve	(1,919)	-	(10,861)	-
Movement during the year				
Balance at the beginning of the financial year	-	-	-	-
Net movement on redemption of units	(1,919)	-	(10,861)	-
Balance at the end of the financial year	(1,919)	-	(10,861)	-
15. UNDISTRIBUTED INCOME				
Undistributed income at the beginning of the financial year	9,936	-	-	-
Total profit	2,804	14,102	701	4,166
Redemption of unitholders' undistributed income	(8,942)	-	-	-
Distributions provided for or paid	(701)	(4,166)	(701)	(4,166)
Undistributed income at the end of the financial year	3,097	9,936	-	-

16. DISTRIBUTIONS

	The Trust	
	Amount $'000	Date of payment
Period ended 31 December 2005	701	31 Jan 06
	701	
Quarter ended 30 September 2004	713	31 Oct 04
Quarter ended 31 December 2004	1,087	31 Jan 05
Quarter ended 31 March 2005	1,177	30 Apr 05
Quarter ended 30 June 2005	1,189	29 Aug 05
	4,166	

The Australand Distribution Reinvestment Plan ("**DRP**").is in operation for the final 2005 dividend/distribution The record date to determine entitlements to the final 2005 dividend/distribution and the last date for the receipt of an election notice for participation in the DRP was 5.00pm, 31 December 2005. The final 2005 dividend/distribution of 4.5 cents per stapled security is payable on 8 February 2006. This comprises 2.5 cents per share fully franked dividend from Australand Holdings Limited, a 1.086 cent per unit distribution from Australand Property Trust (tax deferred to 27%), a 0.834 cent per unit distribution from Australand Property Trust No.4 (tax deferred to 53%) and a 0.080 cent per unit distribution from Australand Property Trust No.5 (tax deferred to 93%).

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Credit risk exposures

The credit risk on financial assets of the consolidated entity, which have been recognised on the balance sheet is the carrying amount. The consolidated entity does not have any material credit risk to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

Interest rate risk

These risks are now managed centrally for Australand, including Australand Property Trust and its controlled entities.

Interest rate swap

During the shortened financial period ended 31 December 2005, all Australand Property Trust No. 5 interest rate swaps were terminated.

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Weighted average interest rate	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000
31 December 2005							
Financial assets							
Cash	5.35%	704	-	-	-	-	704
Receivables	N/A	-	-	-	-	1,083	1,083
		704	-	-	-	1,083	1,787
Financial liabilities							
Interest bearing liabilities	6.41%	75,140	-	-	-	-	75,140
Payables	N/A	-	-	-	-	1,194	1,194
Provision for distribution	N/A	-	-	-	-	701	701
		75,140	-	-	-	1,895	77,035
Net financial liabilities		74,436	-	-	-	812	75,248

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

	Weighted average interest rate	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	Non-interest bearing $'000	Total $'000
30 June 2005						
Financial assets						
Cash	5.35%	4,003	-	-	-	4,003
Trade and other debtors	N/A	-	-	-	418	418
		4,003	-	-	418	4,421
Financial liabilities						
Interest bearing liabilities	7.07%	67,427	-	-	-	67,427
Payables	N/A	-	-	-	3,662	3,662
Interest rate swaps *	6.16%	-		60,000	-	60,000
		67,427	-	60,000	3,662	131,089
Net financial liabilities		63,424	-	60,000	3,244	126,668

* Notional principal amounts.
Weighted average interest rates include the effect of interest rate swaps.

Net fair values

The consolidated entity's financial assets and liabilities are stated at cost and these assets are not traded in an organised financial market. Carrying amounts of other debtors, amounts owing by Australand Holdings Limited and other related entities, other financial assets, payables and bank loans are stated at cost as the carrying values approximate net fair values.

18. SEGMENT INFORMATION

The Trust and its controlled entities derive income from investment in properties. All such investments are located in Australia.

19. CASH FLOW INFORMATION

Reconciliation of cash

For the purpose of the cash flow statements, cash includes cash on hand and bank and short term deposits at call. Cash as at the end of the financial year as shown in the cash flow statements is reconciled to the related items in the cash flow statements as follows:

	Consolidated 31 Dec 2005 $'000	Consolidated 30 Jun 2005 $'000	The Trust 31 Dec 2005 $'000	The Trust 30 Jun 2005 $'000
Cash and cash equivalents	**704**	4,003	**514**	3,817
Reconciliation of profit from operating activities to net cash provided by operating activities				
Net profit	**2,804**	14,102	**701**	14,102
Amortisation of establishment costs	**26**	105	**26**	105
Net gains from fair value adjustments on investment property	**(2,103)**	(9,936)	**-**	(9,936)
Other	**-**	186	**-**	-
(Increase)/decrease in receivables	**(568)**	1,793	**3**	83
(Increase)/decrease in other assets	**(22)**	4	**(10)**	(7)
Increase/(decrease) in accrual and payables	**(579)**	(510)	**(163)**	354
Net cash flows provided by operating activities	**(442)**	5,744	**557**	4,701

20. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Australand Holdings Limited (AHL), Australand Property Limited (APL) (as the responsible entity of Australand Property Trust and Australand ASSETS Trust) and Australand Investments Limited (AIL) (as the responsible entity of Australand Property Trust No.4 and Australand Property Trust No.5) during the financial year:

Chairman - non-executive
THAM Kui Seng (appointed to the Board of AIL on 12 October 2005)

Deputy Chairman - non-executive
James Glen SERVICE, AO

Executive Director
Brendan Patrick CROTTY, Managing Director (appointed to the Board of AIL on 12 October 2005)

Non-executive Directors
William John BEERWORTH (appointed to the Board of AIL on 12 October 2005)
Lt Gen (Ret'd) Winston CHOO (appointed to the Board of AIL on 12 October 2005)
Ian Farley HUTCHINSON (appointed to the Board of AIL on 12 October 2005)
Paul Dean ISHERWOOD (appointed to the Board of AHL, APL and AIL on 15 December 2005)
KEE Teck Koon (appointed to the Board of AIL on 12 October 2005)
LUI Chong Chee (appointed to the Board of AIL on 12 October 2005).

Mr Sam Kavourakis and Mr Lyndsay Shaddock were directors of Australand Investments Limited from the beginning of the financial year until their resignation on 14 October 2005.

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of Australand, directly or indirectly, during the financial year:

Name	Position	Date of appointment to role
Peter Denis Burke	Executive General Manager, Residential	8 March 2004
John Antony Thomas	Executive General Manager, Commercial and Industrial	1 June 2003
David Paul Craig	Chief Financial Officer	22 September 2003

All the above persons were also key management personnel during the period ended 31 December 2004.
All key management personnel are employed by Rylehall Pty Limited, a wholly owned controlled entity of Australand Holdings Limited.

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(c) Key management personnel compensation

	Consolidated	
	2005 $000	2004 $000
Short term employee benefits	4,710	4,206
Post employment benefits	216	202
Other long term employee benefits	58	67
Termination benefits	-	-
Security based payments	491	273
TOTAL	5,475	4,748

The Company has taken advantage of the relief provided by the Corporations Regulations 2M.6.04 and has transferred certain remuneration disclosures to the directors' report. The relevant information can be found in sections 1 to 4 of the Remuneration Report.

(d) **Equity instrument disclosures relating to key management personnel**

i) Australand Options

The number of options over Australand stapled securities held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors
2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	37,500	-	25,000	-	12,500	-
Bill Beerworth	50,000	-	-	-	50,000	37,500
Brendan Crotty	400,000	-	-	-	400,000	300,000
Winston Choo	50,000	-	-	-	50,000	37,500
Ian Hutchinson	37,500	-	-	-	37,500	25,000
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	37,500	-	-	-	37,500	12,500
Bill Beerworth	50,000	-	-	-	50,000	25,000
Brendan Crotty	400,000	-	-	-	400,000	200,000
Winston Choo	50,000	-	-	-	50,000	25,000
Ian Hutchinson	37,500	-	-	-	37,500	12,500
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Other key management personnel

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	-	20,500	-	61,500	41,000
John Thomas	-	-	-	-	-	-
David Craig	-	-	-	-	-	-

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	82,000	-	-	-	82,000	41,000
John Thomas	-	-	-	-	-	-
David Craig	-	-	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(ii) CapitaLand Limited Options

The number of options over CapitaLand Limited shares held by each director and other key management personnel, are set out below:

Directors

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng 1	-	-	-	-	-	-
Jim Service 2	50,000	-	37,500	-	12,500	12,500
	50,000	-	37,500	-	12,500	-
	66,000	-	55,400	-	10,600	10,600
	50,000	-	-	-	50,000	25,000
	-	40,000	-	-	40,000	-
Brendan Crotty	42,000	-	-	-	42,000	42,000
	100,000	-	-	-	100,000	100,000
	100,000	-	-	-	100,000	75,000
	126,000	-	-	-	126,000	63,000
	100,000	-	-	-	100,000	25,000
	-	80,000	-	-	80,000	-
Bill Beerworth	30,000	-	-	-	30,000	30,000
	30,000	-	-	-	30,000	22,500
	39,600	-	-	-	39,600	39,600
	30,000	-	-	-	30,000	15,000
	-	20,000	-	-	20,000	-
Winston Choo	60,000	-	60,000	-	-	-
	30,000	-	30,000	-	-	-
	30,000	-	22,500	-	7,500	-
	39,600	-	39,600	-	-	-
	30,000	-	15,000	-	15,000	-
	-	20,000	-	-	20,000	-
Ian Hutchinson	30,000	-	-	-	30,000	22,500
	39,600	-	-	-	39,600	39,600
	30,000	-	-	-	30,000	15,000
	-	20,000	-	-	20,000	-
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon 1	-	-	-	-	-	-
Lui Chong Chee 1	-	-	-	-	-	-

1. These directors hold CapitaLand Limited options in their capacity as an executive of CapitaLand Limited and not in their capacity as a director of Australand.

2. Mr Service holds additional Capitaland Limited options but not in his capacity as a director of Australand.

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

Directors

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Tham Kui Seng	-	-	-	-	-	-
Jim Service	166,000	50,000	-	-	216,000	95,500
Brendan Crotty	368,000	100,000	-	-	468,000	198,500
Bill Beerworth	99,600	30,000	-	-	129,600	47,400
Winston Choo	99,600	30,000	-		129,600	47,400
Ian Hutchinson	69,600	30,000	-	-	99,600	24,900
Paul Isherwood	-	-	-	-	-	-
Kee Teck Koon	-	-	-	-	-	-
Lui Chong Chee	-	-	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	**127,600**	**50,000**	**73,800**	-	**103,800**	-
John Thomas	**124,800**	**50,000**	-	-	**174,800**	**47,400**
David Craig	**60,000**	**50,000**	-	-	**110,000**	**15,000**

2004

Name	Balance at start of year	Granted during year as compensation	Exercised during year	Other changes during year	Balance at end of year	Vested and exercisable at end of year
Peter Burke	67,600	60,000	-	-	127,600	49,600
John Thomas	64,800	60,000	-	-	124,800	16,200
David Craig	-	50,000	-	-	50,000	-

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(iii) Australand stapled securities

The number of stapled securities held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	25,000	-	225,000
Bill Beerworth	3,876	-	-	3,876
Brendan Crotty	815,243	-	28,864	884,107
Winston Choo	-	-	-	-
Ian Hutchinson	54,415	-	2,761	57,176
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	200,000	-	-	200,000
Bill Beerworth	3,391	-	485	3,876
Brendan Crotty	708,089	-	107,154	815,243
Winston Choo	-	-	-	-
Ian Hutchinson	43,168	-	11,247	54,415
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	150,000	20,500	125,000	295,500
John Thomas	200,000	-	100,000	300,000
David Craig	249,818	-	150,182	400,000

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	50,000	-	100,000	150,000
John Thomas	100,000	-	100,000	200,000
David Craig	89,818	-	160,000	249,818

AUSTRALAND PROPERTY TRUST No.5
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(iv) CapitaLand Limited shares

The number of shares held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

Directors

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	-	130,400	(70,000)	60,400
Bill Beerworth	-	-	-	-
Brendan Crotty	-	-	-	-
Winston Choo	-	167,100	-	167,100
Ian Hutchinson	-	-	-	-
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Tham Kui Seng	-	-	-	-
Jim Service	-	-	-	-
Bill Beerworth	-	-	-	-
Brendan Crotty	-	-	-	-
Winston Choo	-	-	-	-
Ian Hutchinson	-	-	-	-
Paul Isherwood	-	-	-	-
Kee Teck Koon	-	-	-	-
Lui Chong Chee	-	-	-	-

Other key management personnel

2005

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	-	73,800	(73,800)	-
John Thomas	-	-	-	-
David Craig	-	-	-	-

2004

Name	Balance at start of year	Received during year on exercise of options	Other changes during year	Balance at end of year
Peter Burke	-	-	-	-
John Thomas	-	-	-	-
David Craig	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005
20. KEY MANAGEMENT PERSONNEL DISCLOSURES (Continued)

(e) Other transactions with directors and other key management personnel

Apart from the details disclosed below, no director has entered into a material contract with the aggregated entity since the end of the previous financial year and there are no material contracts involving directors' interests existing at year-end.

Other transactions with directors or director related entities

All transactions with directors are conducted in the normal course of business under commercial terms and conditions.

J G Service Pty Limited was paid $60,000 during the year for providing the services of Mr J G Service as the Chairman of Australand Wholesale Investments Limited, the responsible entity for Australand Property Trust No.4 and Australand Property Trust No.5 prior to the merger of these trusts with Australand in October 2005.

(f) Security based payments

Details of the security-based payments for the Group are set out in Section 4 of the Remuneration Report.

Expenses arising from security-based payment transactions

Total expenses for the Group arising from security-based payment transactions recognised during the period as part of the employee benefit expense were as follows.

	Consolidated		Parent Entity	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Securities issued under Australand Employee Securities Ownership Plan	1,352	-	-	-
Options over Australand securities	77	-	-	-
Options over CapitaLand securities	159	-	-	-
Shadow scheme	99	-	-	-
	1,687	-	-	-

Australand Options

The weighted average security price of exercise of options exercised during the year ended 31 December 2005 was $1.86 (2004: $1.80). The weighted average remaining contractual life of security options outstanding at the end of the period was 4.4 years.

CapitaLand Limited Options

References to options over CapitaLand Limited shares in this report relate to CapitaLand Limited options granted to Australand employees in their capacity as directors and executives of Australand. There were 2,304,150 options outstanding at the end of the period. The weighted average share price during the year was $2.78 (2004: $1.78). The weighted average remaining contractual life of security options outstanding at the end of the period was 6.7 years.

Employees Securities Ownership Plan

The number of Australand stapled securities issued during the financial year are set out below:

2005 Offer: 3,521,450 securities issued 24 March 2005 at a strike price of $1.80 per stapled security.

2004 Offer: 3,193,550 securities issued 21 March 2004 at a price of $1.63 per stapled security.

2003 Offer: 2,639,000 securities issued 31 December 2003 at a price of $1.61 per stapled security.

21. NON-DIRECTOR RELATED PARTY TRANSACTIONS

(a) Controlling entities

The ultimate parent entity of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 is Temasek Holdings (Private) Ltd, a company incorporated in Singapore, which at 31 December 2005 through various subsidiaries owned 53.6% (2004: 55.12%) of the issued stapled securities of Australand.

(b) Key management personnel

Disclosures relating to key management personnel are set out in note 20.

(c) Transactions with other related parties

Transactions with related parties are conducted in the normal course of business under normal terms and conditions.

	Consolidated		Trust	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Aggregate amounts included in the determination of profit from ordinary activities before income tax expense that resulted from transactions with each class of other related parties:				
Loan establishment and security fees received	864	-	864	-
Amounts owing to related entity – Australand Holdings Limited	(75,140)	(1,754)	(75,088)	(1,754)
Amounts owed by other related entity	97	-	22,712	13,825
Management fees paid	(154)	-	(154)	-

(d) Ownership interests in entities in the wholly owned group and other related parties

Interests in controlled entities are set out in Note 7.

(e) Interests of responsible entity

The responsible entity is a controlled entity of Australand Holdings Limited. Australand Holdings Limited also holds 100 units in the Trust issued at $1.00 per unit. Australand Property Limited, a wholly owned entity of Australand is a responsible entity of Australand Property Trust also owns 4,988,400 unites in the Trust issued at $1.00 per unit. Other controlled entities of Australand Holdings Limited hold 11,500 units in the Trust issued at $1.00 per unit. As at 31 December 2005, 100% of its committed equity had been contributed in accordance with the Information Memorandum.

22. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

(a) At the date of transition to AIFRS: 1 July 2004

Consolidated Balance Sheet	1 Jul 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	1 Jul 2004 AIFRS $'000
Current assets			
Cash assets	1,934	-	1,934
Receivables	2,211	-	2,211
Other	51	-	51
Total current assets	4,196	-	4,196
Non-current assets			
Investment properties	54,291	-	54,291
Investment properties under construction	31,775	-	31,775
Investment in controlled entities	-	-	-
Other	488	-	488
Total non-current assets	86,554	-	86,554
Total assets	90,750	-	90,750
Current Liabilities			
Payables	5,686	-	5,686
Provisions	725	-	725
Interest bearing liabilities	17,399	-	17,399
Total current liabilities	23,810	-	23,810
Non-current liabilities			
Interest bearing liabilities	16,940	-	16,940
Other	-	-	-
Total non-current liabilities	16,940	-	16,940
Total liabilities	40,750	-	40,750
Net assets	50,000	-	50,000
EQUITY			
Contributed equity	50,000	-	50,000
Reserves		-	
Undistributed income		-	
Total equity	50,000	-	50,000

22. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(b) At the end of the last full year reporting period under previous AGAAP: 30 June 2005

Consolidated Balance Sheet	Notes	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Current assets				
Cash assets		4,003	-	4,003
Receivables		418	-	418
Other		47	-	47
Total current assets		4,468	-	4,468
Non-current assets				
Investment properties		127,495	-	127,495
Investment properties under construction		-	-	-
Investment in controlled entities		-	-	-
Other		437	-	437
Total non-current assets		127,932	-	127,932
Total assets		132,400	-	132,400
Current Liabilities				
Payables		3,662	-	3,662
Provisions		1,189	-	1,189
Interest bearing liabilities		5,001	-	5,001
Total current liabilities		9,852	-	9,852
Non-current liabilities				
Interest bearing liabilities		62,426	-	62,426
Other		186	-	186
Total non-current liabilities		62,612	-	62,612
Total liabilities		72,464	-	72,464
Net assets		59,936	-	59,936
EQUITY				
Contributed equity		50,000	-	50,000
Reserves	4	9,936	(9,936)	-
Undistributed income		-	9,936	9,936
Total equity		59,936	-	59,936

22. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(a) At the date of transition to AIFRS: 1 July 2004

Trust Balance Sheet	1 Jul 2004 AGAAP $'000	Effect of Transition to AIFRS $'000	1 Jul 2004 AIFRS $'000
Current assets			
Cash assets	1,934	-	1,934
Receivables	29,906	-	29,906
Other	40	-	40
Total current assets	31,880	-	31,880
Non-current assets			
Investment properties	-	-	-
Investment properties under construction	-	-	-
Investment in controlled entities	52,895	-	52,895
Other	488	-	488
Total non-current assets	53,383	-	53,383
Total assets	85,263	-	85,263
Current Liabilities			
Payables	199	-	199
Provisions	725	-	725
Interest bearing liabilities	17,399	-	17,399
Total current liabilities	18,323	-	18,323
Non-current liabilities			
Interest bearing liabilities	16,940	-	16,940
Other	-	-	-
Total non-current liabilities	16,940	-	16,940
Total liabilities	35,263	-	35,263
Net assets	50,000	-	50,000
EQUITY			
Contributed equity	50,000	-	50,000
Reserves	-	-	-
Undistributed income	-	-	-
Total equity	50,000	-	50,000

22. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(b) At the end of the last full year reporting period under previous AGAAP: 30 June 2005

Trust Balance Sheet	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Current assets			
Cash assets	3,817	-	3,817
Receivables	13,834	-	13,834
Other	47	-	47
Total current assets	17,698	-	17,698
Non-current assets			
Investment properties	-	-	-
Investment properties under construction	-	-	-
Investment in controlled entities	102,919	-	102,919
Other	437	-	437
Total non-current assets	103,356	-	103,356
Total assets	121,054	-	121,054
Current Liabilities			
Payables	2,438	-	2,438
Provisions	1,189	-	1,189
Interest bearing liabilities	5,001	-	5,001
Total current liabilities	8,628	-	8,628
Non-current liabilities			
Interest bearing liabilities	62,426	-	62,426
Total non-current liabilities	62,426	-	62,426
Total liabilities	71,054	-	71,054
Net assets	50,000	-	50,000
EQUITY			
Contributed equity	50,000	-	50,000
Reserves	-	-	-
Undistributed income	-	-	-
Total equity	50,000	-	50,000

22. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)

(a) Reconciliation of profit for the year ended 30 June 2005

Consolidated Income Statement	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Rental income	8,750	-	8,750
Recoverable outgoings	1,081	-	1,081
Interest and facility fee	233	-	233
Distributions from controlled Entities	-	-	-
Total revenue from ordinary activities	10,064	-	10,064
Rates, taxes and Other Property outgoings	1,432	-	1,432
Borrowing costs	4,104	-	4,104
Other expense from ordinary activities	362	-	362
Total expenses from ordinary activities	5,898	-	5,898
Net profit attributable to the stapled security holders of Australand	4,166	-	4,166
Net gains from fair value adjustments on investment properties	-	9,936	9,936
Total profit attributable to the stapled security holders of Australand	4,166	9,936	14,102

Trust Income Statement	30 Jun 2005 AGAAP $'000	Effect of Transition to AIFRS $'000	30 Jun 2005 AIFRS $'000
Rental income	-	-	-
Recoverable outgoings	-	-	-
Interest and facility fee	233	-	233
Distributions from controlled Entities	8,396	-	8,396
Total revenue from ordinary activities	8,629	-	8,629
Rates, taxes and Other Property outgoings	-	-	-
Borrowing costs	4,104	-	4,104
Other expense from ordinary activities	359	-	359
Total expenses from ordinary activities	4,463	-	4,463
Net profit attributable to the stapled security holders of Australand	4,166	-	4,166

22. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (Continued)

(3) Reconciliation of cash flow statement for the year ended 30 June 2005.

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliations

Revaluation of investment properties

Under AIFRS, investment properties are either valued at fair value (market value) with increments/decrements going through the consolidated income statement or measured at cost and depreciated. The consolidated entity has adopted the fair value approach.

23. EVENTS OCCURING AFTER BALANCE DATE

There have been no significant events or transactions that have arisen since the end of the financial year, which in the opinion of the directors of the responsible entity would affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

24. EARNINGS PER UNIT

	Consolidated	
	31 Dec 2005 $'000	30 Jun 2004 $'000
Basic earnings per unit	**0.33 cents**	19.87 cents
Diluted earnings per unit	**0.32 cents**	19.87 cents
Earnings Reconciliation		
Basic earnings per unit		
Earnings used in calculating basic earnings per unit	**2,804**	9,936
Diluted earnings per unit		
Earnings used in calculating diluted earnings per unit	**2,804**	9,936

The weighted average number of units on issue used in the calculation of basic earnings per unit was 861,314,508 units (30 June 2005: 50,000,000 units).

The weighted average number of units on issue used in the calculation of diluted earnings per unit was 868,895,902 units (30 June 2005: 50,000,000 units).

DIRECTORS' DECLARATION
FOR THE SHORTENED FINANCIAL YEAR ENDED 31 DECEMBER 2005

In the Directors' opinion:

a) the financial statements and notes set out on pages 158 to 190 are in accordance with the Corporations Act 2001, including:

   i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and

   ii) giving a true and fair view of the trust's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

b) there are reasonable grounds to believe that the trust will be able to pay its debts as and when they become due and payable; and

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors of Australand Investments Limited as the responsible entity of Australand Property Trust No. 5.

Dated at Sydney this 23rd day of February 2006

Tham Kui Seng
Chairman

Brendan Patrick Crotty
Managing Director



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the unitholders of Australand Property Trust No.5

Audit opinion

In our opinion:

1. the financial report of Australand Property Trust No.5:
   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Australand Property Trust No.5 and the Australand Property Trust No.5 Group (defined below) as at 31 December 2005, and of their performance for the period ended on that date, and
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remunerations disclosures that are contained in sections 1 to 4 of the remuneration report in the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and Class Order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheets, income statements, cash flow statements, statements of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Australand Property Trust No.5 (the Trust) and the Australand Property Trust No.5 Group (the consolidated entity), for the period ended 31 December 2005. The consolidated entity comprises both the Trust and the entities it controlled during that period.

The trust has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, in sections 1 to 4 of the remuneration report in the directors' report, as permitted by Class Order 06/50.

Liability limited by a scheme approved under Professional Standards Legislation

The directors of the Australand Investments Limited (the directors) as responsible entity are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the unitholders of the trust. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and Class Order 06/50. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the trust's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and Class Order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.



Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
23 February 2006

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AUSTRALAND
REGISTERED OFFICE
LEVEL 3, 1C HOMEBUSH BAY DRIVE
RHODES NSW 2138 AUSTRALIA
TEL: +61 2 9767 2000
FAX: +61 2 9767 2900
www.australand.com.au

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Mar-2006 20:46:24
Announcement No.	00124

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited -"Sale of Liang Court Shopping Centre"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Ascott.liangcourt.annc.pdf Ascott.liangcourt.newsrelease.pdf Total size = **171K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Company Registration No: 197900881N)

SALE OF LIANG COURT SHOPPING CENTRE

1. Introduction

The Board of Directors of The Ascott Group Limited (the "**Company**" or "**Ascott**") is pleased to announce that its wholly-owned subsidiary, Somerset Investments Pte Ltd ("**SIPL**"), has entered into an agreement relating to the sale of Liang Court Shopping Centre (the "**Property**") with ARMF II (Liang Court) Pte. Ltd. ("**ARMF**") on 20 March 2006, to sell the Property for a total cash consideration of S$175 million (the "**Proposed Divestment**").

2. Information on the Property

The Property, located at 177 River Valley Road, Singapore 179030, has a gross floor area of approximately 46,000 square metres. It has a leasehold title of 97 years and 30 days commencing from 2 April 1980.

3. Rationale

The Proposed Divestment is part of Ascott's on-going strategy to divest its non-core assets and to focus on growing, expanding and strengthening its core serviced residence business globally, increasing its existing apartment units under management from 15,500 units to 25,000 units by 2010.

4. Proposed Use of Proceeds

The net proceeds from the Proposed Divestment will be used by the Company and its subsidiaries (the "**Group**") to pursue accretive investment opportunities and to finance the Group's growth in the serviced residence business. For the immediate term, as the Group continually assesses and evaluates suitable investments, the net proceeds will be utilised to reduce the indebtedness of the Group to achieve interest savings.

5. Salient Terms of Proposed Divestment

The salient terms of the Agreement relating to the Proposed Divestment (the "**Agreement**") are as follows:

(i) SIPL will sell the Property together with plant and equipment (on an "as is and where is" basis) free from all encumbrances on the completion date of the Proposed Divestment ("Completion Date").

(ii) The Property is sold subject to inter alia, the assignment of tenancy agreements, licence agreements, various building maintenance agreements, shared electricity and water services agreements, subsisting as at completion date;

(iii) Risk to the Property passes to ARMF on the Completion Date and ARMF is not entitled to rescind sale and purchase unless Material Damage occurs during the period from the date of the Agreement and prior to Completion. "Material Damage" means damage to the Property exceeding 5% of net lettable area ("NLA").

(iv) If, prior to Completion, it shall be found that there is a Material Breach of Warranty by SIPL, ARMF is entitled to rescind the Agreement. "Material Breach of Warranty" means any breach of any of the Warranties which would result in a loss or damage to ARMF in excess of S$5 million.

(v) Legal completion of the Proposed Divestment to take place on the date falling 6 weeks after the date of the Agreement.

6. **Valuation and Sale Consideration**

The sale consideration of the Property (the "Consideration") was arrived at on a willing buyer-willing seller basis and takes into account an independent valuation commissioned by SIPL valuing the Property at S$146 million as at December 2005 (the "**Valuation**"). The Consideration represents a premium of 19.9% to the Valuation

As at the date of the Agreement, a total sum of S$17,500,000 being deposit for the Proposed Divestment (the "Deposit") has been paid to Allen & Gledhill to hold as stakeholders pending the completion of the Proposed Divestment. The balance amount of the Consideration shall be payable to SIPL on the completion date by way of cashier's order.

7. **Financial Effects**

The Group will realise an estimated net gain of S$36 million from the Proposed Divestment after taking into account transaction costs.

Based on the Group's audited consolidated financial statements for the year ended 31 December 2005:

(i) Assuming that the Proposed Divestment had been effected at the end of the Group's financial year ended 31 December 2005, the financial impact on the net tangible assets per share of the Group as at 31 December 2005 would not be material; and

(ii) For illustrative purposes only, assuming that the Proposed Divestment had been effected at the beginning of the Group's financial year ended 31 December 2005 (i.e. 1 January 2005), the earnings per share of the Group for the financial year ended 31 December 2005 would have increased from 2.7 cents to 5.0 cents.

The Proposed Divestment will not have a material impact on the net tangible assets per share of the Group for the current financial year. The estimated net gain from the Proposed Divestment will increase the earnings per share of the Group for the current financial year by 2.3 cents per share.

8. **Relative Figures**

(i) Net Asset Value Test

The relative figures that were computed on the basis set out in Rule 1006 (a) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") are as set out below:

The net asset value of the Property to be disposed of as at 31 December 2005 is S$149 million and constitutes approximately 11.8% of the net asset value of the Group as at 31 December 2005 of S$1,267 million.

(ii) Net Profits Test

The relative figures that were computed on the basis set out in Rule 1006 (b) of the Listing Manual of the SGX-ST are as set out below:

The net profit before income tax, minority interests and extraordinary items attributable to the Property to be disposed of by SIPL for the most recent financial year ended 31 December 2005 is S$0.3 million and constitutes

approximately 0.4% of the net profit before income tax, minority interests and extraordinary items of the Group amounting to S$67.5 million for the same period.

(iii) Market Capitalisation Test

The relative figures that were computed on the basis set out in Rule 1006 (c) of the Listing Manual of the SGX-ST are as set out below:

The Consideration received for the Proposed Divestment of S$175 million constitutes approximately 10.13% of the market capitalisation of the Company of S$1,741 million, based on the weighted average price of the Company's shares transacted on 17 March 2006, being the last market day preceding the date of this Agreement.

9. **Interests of Directors and Controlling Shareholders**

None of the Directors of the Company has any interest, direct or indirect, in the Proposed Divestment. The Directors are not aware of any controlling shareholders of the Company having any direct or indirect interest in the Proposed Divestment and have not received any notification of interest in the Proposed Divestment from any controlling shareholders of the Company.

10. **Documents Available for Inspection**

A copy of the Agreement relating to the Sale of Liang Court Shopping Centre is available for inspection by shareholders of the Company from 9:00 a.m. to 5:30 p.m. at the Company's registered office at 8 Shenton Way, #13-01 Temasek Tower, Singapore 068811, for a period of three (3) months from the date of this Announcement.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
Singapore, 20 March 2006


THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

March 20, 2006
For Immediate Release

NEWS RELEASE

ASCOTT DIVESTS LIANG COURT SHOPPING CENTRE FOR S$175 MILLION

The Ascott Group's (Ascott) subsidiary, Somerset Investments Pte Ltd has signed a sale and purchase agreement with ARMF II (Liang Court) Pte Ltd today to divest its non-core asset, Liang Court Shopping Centre for S$175 million. This divestment is part of Ascott's strategy to focus on its core business in the serviced residence industry.

The sale price of S$175 million is inclusive of the property, plant and equipment as well as the assignment of existing tenants in Liang Court Shopping Centre to ARMF II (Liang Court) Pte Ltd.

Mr Liew Mun Leong, Ascott's Deputy Chairman and President and CEO of its parent company, CapitaLand Group said: "The divestment of Liang Court Shopping Centre is in line with Ascott's 'asset light, asset right' strategy to divest its non-core assets and reinvest the proceeds into higher yield assets and markets. The divestment of its non-core assets will enable Ascott to focus on growing its serviced residence business particularly in high growth markets including China, Japan, Thailand and Vietnam, as well as the expansion of its Citadines brand in Asia."

Ascott's Managing Director and CEO, Mr Cameron Ong said: "Liang Court Shopping Centre is Ascott's last non-core asset in Singapore. Its divestment enables Ascott to further unlock shareholder value. We would recognise a net divestment gain of about S$36 million for 2006 from the sale of Liang Court Shopping Centre."

The six-storey Liang Court Shopping Centre, located at 177 River Valley Road, has a gross floor area of about 46,000 square metres. It is part of the Liang Court Complex which also houses the 21-storey Somerset Liang Court serviced residence, and the 20-storey Novotel Clarke Quay Hotel.

Somerset Liang Court, the serviced residence portion which has a separate strata title, is not affected by the divestment. Somerset Liang Court remains fully-owned by Ascott Residence Trust, Ascott's pan-Asian serviced residence REIT (real estate investment trust).

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,500 serviced residence units in key cities of Europe, Asia Pacific, and the Middle East.

Ascott's global presence spans 41 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including the 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accomodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:

Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

FOR ANALYST:

Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 Hp: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com

---




CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF INDIRECT WHOLLY-OWNED SUBSIDIARY, WOODSVALE LAND PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Woodsvale Land Pte Ltd ("Woodsvale Land") has increased its issued and paid-up share capital from S$71,000,000 comprising 1,000,000 ordinary shares and 70,000 redeemable preference shares to S$93,000,000 by an allotment and issue of 22,000,000 ordinary shares to its sole shareholder, CRL Realty Pte Ltd ("CRL Realty") at a consideration of S$22,000,000 (the "Consideration").

The Consideration was satisfied by capitalising the shareholder's loan of S$22,000,000 owing by Woodsvale Land to CRL Realty.

CapitaLand's interest in Woodsvale Land remains unchanged at 100% after the increase.

The increase in share capital is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
21 March 2006



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCORPORATION OF INDIRECT SUBSIDIARY, BEIJING XINJIE REAL ESTATE DEVELOPMENT CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect subsidiary, Floral Land Pte. Ltd. ("Floral Land") has incorporated the following wholly-owned subsidiary in The People's Republic of China:

Name	:	Beijing Xinjie Real Estate Development Co., Ltd
Principal Activity	:	Real Estate Development
Registered Capital	:	US$73.5 million

CapitaLand has a 80% indirect interest in Floral Land. The other 20% in Floral Land is held by CapitaLand China Residential Fund Limited ("CCRF") in which CapitaLand holds 33.61% indirect interest. CapitaLand's effective interest in Floral Land is 86.72%. CCRF is a fund company set up to invest primarily in residential development projects in the People's Republic of China.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
21 March 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Mar-2006 12:46:09
Announcement No.	00022

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand - "Australand declares March 2006 quarter dividend/distribution"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand_ASXannc22Mar06Mar06qtrdistn.pdf Total size = **38K** (2048K size limit recommended)

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ASX ANNOUNCEMENT
ASX CODE: ALZ

22 March 2006

AUSTRALAND DECLARES MARCH 2006 QUARTER DIVIDEND/DISTRIBUTION

Australand announces that pursuant to Listing Rule 3.20 and Appendices 3A(1) and 6A(1):

- the dividend/distribution for the March 2006 quarter will be 4.0 cents per stapled security, comprising a 2.41 cents per share fully franked dividend from Australand Holdings Limited, a 0.91 cents per unit distribution from Australand Property Trust, a 0.45 cents per unit distribution from Australand Property Trust No.4 and a 0.23 cents per unit distribution from Australand Property Trust No.5;

- the Record Date for determining the entitlement to this dividend/distribution will be 5.00pm Sydney time on Friday, 31 March 2006;

- Australand stapled securities will be quoted ex-distribution on Monday, 27 March 2006;

- this dividend/distribution will be paid on Thursday, 4 May 2006;

- Australand's Distribution Reinvestment Plan ("**DRP**") will operate for this dividend/ distribution;

- securities will be issued under the DRP at a discount of 2.5% to the average of the daily volume weighted average of all sales of Australand stapled securities traded on the Australian Stock Exchange for each of the first five trading days following the Record Date being 3 to 7 April 2006 inclusive. The DRP price will be announced on Monday, 10 April 2006; and

- accordingly, security holders who wish to participate in the DRP for the first time or who wish to vary their participation in the DRP, will need to have lodged their DRP Election Forms by 5.00pm Sydney time on Friday, 31 March 2006.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au

AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696)
AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137; AFS LICENCE NO. 231130) AS THE RESPONSIBLE ENTITY OF
AUSTRALAND PROPERTY TRUST (ARSN 106 680 424) AND AUSTRALAND ASSETS TRUST (ARSN 115 338 513)
AUSTRALAND INVESTMENTS LIMITED (ABN 12 086 673 092; AFS LICENCE NO. 228837) AS THE RESPONSIBLE ENTITY OF
AUSTRALAND PROPERTY TRUST NO.4 (ARSN 108 254 413) AND AUSTRALAND PROPERTY TRUST NO.5 (ARSN 108 254 771)
LEVEL 3, 1C HOMEBUSH BAY DRIVE, RHODES NSW 2138
www.australand.com.au

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Mar-2006 12:47:56
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, The Ascott Group Limited - "(1) Notice of Annual General Meeting; (2) Notice of books closure and dividend payment date; (3) Letter to shareholders; and (4) Notice of Extraordinary General Meeting."
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued announcements on the above matters, as attached for information.
Attachments:	Ascott_NoticeofAGM27Mar06.pdf Ascott_NoticeofBkClosure2006.pdf Ascott_LettertoShholders27Mar06.pdf Ascott_NoticeofEGM.pdf Total size = **172K** (2048K size limit recommended)

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NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 26th Annual General Meeting of THE ASCOTT GROUP LIMITED will be held at STI Room, Level 9, Capital Tower, 168 Robinson Road, Singapore 068912 on Thursday, 20 April 2006 at 10:00 a.m. to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the audited accounts for the year ended 31 December 2005 and the Reports of the Directors and the Auditors thereon.

2. To declare a first and final dividend of 1.2 cents per share for the year ended 31 December 2005 comprising a franked dividend of 0.4 cents per share less tax and one-tier tax-exempt dividend of 0.8 cents per share as well as a one-tier tax-exempt bonus dividend of 0.8 cents per share.

3. To approve Directors' fees of S$459,528 for the year ended 31 December 2005. (2004 : S$399,851)

4. To re-appoint Mr Lim Chin Beng, a Director retiring under Section 153(6) of the Companies Act, Chapter 50 of Singapore, to hold office from the date of this Annual General Meeting until the next Annual General Meeting.

5. To re-appoint Mr Stephen Pan Yue-Kuo, a Director retiring under Article 74 of the Company's Articles of Association.

6. To re-elect the following Directors retiring by rotation under Article 102 of the Company's Articles of Association:
   (i) Mr Goh Hup Jin
   (ii) Mr Kee Teck Koon
   (iii) Mr S. Chandra Das

7. To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.

8. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

AS SPECIAL BUSINESS

9. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

   "That authority be and is hereby given to the Directors of the Company to:

   (a) offer and grant options in accordance with the provisions of the Ascott Share Option Plan ('ASOP'), and/or grant awards in accordance with the provisions of the Ascott Performance Share Plan ('APSP') and/or the Ascott Restricted Share Plan ('ARSP') respectively; and

   (b) allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of the options under the ASOP, and/or the vesting of awards under the APSP and/or the ARSP respectively,

   provided that the aggregate number of shares to be issued pursuant to the ASOP, the APSP and the ARSP does not exceed 15% of the issued share capital of the Company from time to time."

10. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

"That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ('shares') whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, 'Instruments') that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force, provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time of the passing of this Resolution, after adjusting for:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time of the passing of this Resolution; and

(b) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance has been waived by the Singapore Exchange Securities Trading Limited) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

11. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

"That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ('Chapter 9') of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are considered to be 'entities at risk' under Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in Appendix B of the Company's letter to shareholders dated 27 March 2006 (the 'Letter'), with any party who is of the classes of Interested Persons described in Appendix B of the Letter, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such Interested Person Transactions (the 'General Mandate');

(b) the General Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the General Mandate and/or this Resolution."

By order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
27 March 2006
Singapore

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing the proxy must be lodged at the registered office of the Company at 8 Shenton Way #13-01, Temasek Tower, Singapore 068811 not less than 48 hours before the time set for the Meeting.

ADDITIONAL INFORMATION RELATING TO THE NOTICE OF THE 26TH ANNUAL GENERAL MEETING

Items 4, 5 & 6 – Re-appointment of Directors

Mr Lim Chin Beng, who is over 70 years of age, will hold office until the 26th Annual General Meeting and is proposed for re-appointment as a Director pursuant to Section 153(6) of the Companies Act, Chapter 50 of Singapore.

Mr Stephen Pan Yue-Kuo was appointed a Director of the Company on 19 May 2005, will hold office until the 26th Annual General Meeting and is proposed for re-appointment as a Director.

Mr Goh Hup Jin, Mr. Kee Teck Koon and Mr S. Chandra Das are the Directors retiring by rotation at the forthcoming 26th Annual General Meeting, and, being eligible, have each offered himself for re-election. Mr S. Chandra Das is a member of the Audit Committee and is an independent, non-executive Director of the Company.

Information on the above Directors can be found in the Annual Report 2005.

Item 9 – Authority to grant options and/or awards and to issue shares pursuant to the Ascott Share Option Plan ('ASOP'), Ascott Performance Share Plan ('APSP') and Ascott Restricted Share Plan ('ARSP')

This resolution, if passed, will empower the Directors to offer and grant options, and/or grant awards, under the ASOP, the APSP and/or the ARSP respectively, and to allot and issue shares in the Company pursuant to the exercise of options and/or vesting of awards, provided that the aggregate number of shares to be issued shall not exceed 15% of the issued share capital of the Company from time to time. The ASOP was approved by shareholders at an Extraordinary General Meeting of the Company ('EGM') held on 23 October 2000 and modified at an EGM held on 18 April 2002 in conjunction with the approval by shareholders, at the EGM held on 18 April 2002, of the APSP and the ARSP.

Item 10 – General share issue mandate

This resolution, if passed, will empower the Directors from the date of this Meeting until the conclusion of the next Annual General Meeting, or the date by which the next Annual General Meeting is required by law to be held or the authority is varied or revoked by the Company in general meeting, whichever is the earlier, to issue shares, make or grant instruments convertible into shares and issue shares pursuant to such instruments, up to an amount not exceeding, in total, 50% of the issued share capital of the Company, of which up to 20% may be issued other than on a pro-rata basis to shareholders of the Company. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital will be calculated based on the issued share capital of the Company at the time that this resolution is passed, after adjusting for new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that this resolution is passed and any subsequent consolidation or subdivision of shares.

Item 11 – Renewal of general mandate for interested person transactions

This resolution, if passed, will renew effective up to the conclusion of the next Annual General Meeting of the Company (unless earlier revoked or varied by the Company in general meeting), the shareholders' mandate for general business transactions ('General Mandate') to enable the Company, its subsidiaries and associated companies which are considered 'entities at risk' to enter, in the ordinary course of business, into the types of mandated transactions with the specified classes of the Company's interested persons. The General Mandate, which was previously approved by shareholders at the 25th Annual General Meeting held on 22 April 2005, will be expiring at the 26th Annual General Meeting. Particulars of the General Mandate and the Audit Committee's confirmation (pursuant to Rule 920(1) of the Listing Manual of the Singapore Exchange Securities Trading Limited) in respect of the proposed renewal of the General Mandate, are contained in the Company's letter to shareholders dated 27 March 2006.

THE ASCOTT GROUP LIMITED
(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

NOTICE OF BOOKS CLOSURE AND DIVIDEND PAYMENT DATE

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members of the Company will be closed from 4 May 2006 to 5 May 2006 (both dates inclusive) for the purposes of determining shareholders' entitlements to the proposed first and final dividend of 1.2 cents per share for the year ended 31 December 2005 comprising a franked dividend of 0.4 cents per share less tax and one-tier tax-exempt dividend of 0.8 cents per share, as well as the proposed one-tier tax-exempt bonus dividend of 0.8 cents per share (collectively referred to as the "Dividend"), subject to the approval of shareholders at the forthcoming Annual General Meeting of the Company, to be held on 20 April 2006.

Duly completed registrable transfers in respect of shares not registered in the name of The Central Depository (Pte) Limited, together with all relevant documents of title thereto, received by the Company's Registrar, Lim Associates (Pte) Ltd of 10 Collyer Quay #19-08 Ocean Building, Singapore 049315, up to 5.00 p.m. on 3 May 2006 will be registered to determine shareholders' entitlements to the Dividend.

Shareholders (being depositors) whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at 5.00 p.m. on 3 May 2006 will be entitled to the Dividend.

The Dividend, if approved at the Annual General Meeting, will be paid on 18 May 2006.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
27 March 2006

-- 4507

THE ASCOTT GROUP LIMITED

(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

Registered office:
8 Shenton Way #13-01, Temasek Tower, Singapore 068811

To: The Shareholders of The Ascott Group Limited
("Shareholders")

Dear Sir/Madam

Renewal of the general mandate for interested person transactions

We refer to item 11 of the Notice of the 26th Annual General Meeting of the Company ("26th AGM") which is an Ordinary Resolution ("Resolution 11 ") to be proposed at the 26th AGM for the renewal of the Company's general mandate for interested person transactions. The purpose of this letter is to provide Shareholders with information relating to Resolution 11.

1. Background

At the 25th Annual General Meeting of the Company held on 22 April 2005 (the "25th AGM"), Shareholders had approved the renewal of a general mandate for interested person transactions for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited which enabled the Company, its subsidiaries and associated companies that are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual, to enter in the ordinary course of business into any of the mandated transactions with specified classes of the Company's interested persons, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such transactions (the "General Mandate").

General information on the listing rules relating to interested person transactions, including the meanings of terms such as "associate", "entity at risk", "interested person" and "interested person transaction" used in Chapter 9 of the Listing Manual, is set out in Appendix A of this letter.

2. Renewal of the General Mandate

Under Chapter 9 of the Listing Manual, a general mandate for transactions with interested persons is subject to annual renewal. The General Mandate approved at the 25th AGM was expressed to continue in force until the next Annual General Meeting of the Company, being the 26th AGM, which is to be held on 20 April 2006. Accordingly, it is proposed that the General Mandate be renewed at the 26th AGM, to take effect until the conclusion of the 27th AGM of the Company.

The types of interested person transactions in respect of which renewal of the General Mandate is sought to be renewed, remain unchanged. Temasek Holdings (Private) Limited ("Temasek") and its associates continue to be within the classes of interested persons to whom the General Mandate apply, that is, companies in which Temasek and/or its group of companies, directly or indirectly, have an interest of 30% or more. The other specified class of interested persons covered by the General Mandate comprises CapitaLand Limited ("CapitaLand") and its associates. Particulars of the General Mandate, including the rationale for, the benefits to be derived by the Company, as well as the review procedures for determining transaction prices with the specified classes of interested persons, are set out in Appendix B of this letter.

3. **Audit Committee's statement**

The Audit Committee of the Company confirms that:

(a) the methods or procedures for determining the transaction prices under the General Mandate have not changed since the 25th AGM; and

(b) the methods or procedures referred to in (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

4. **Directors' and substantial shareholders' interests**

The interests of the Directors and substantial shareholders of the Company in the issued share capital of the Company can be found in the Company's Annual Report 2005.

Messrs. Lim Chin Beng, Liew Mun Leong, Ong Ah Luan Cameron, Richard Edward Hale, Kee Teck Koon and Lim Tse Ghow, Olivier (alternate Director to Mr Liew Mun Leong) who are directors and/or executive officers of CapitaLand, will abstain from voting their shareholdings (if any) in the Company on Resolution 11 relating to the renewal of the General Mandate at the forthcoming 26th AGM.

CapitaLand and Temasek and their respective associates, being interested persons in relation to the proposed renewal of the General Mandate, will abstain from voting their respective shareholdings (if any) in the Company on Resolution 11 relating to the renewal of the General Mandate at the forthcoming 26th AGM.

5. **Recommendation**

The Directors who are considered independent for the purposes of the proposed renewal of the General Mandate are Messrs S Chandra Das, Goh Hup Jin, Lim Jit Poh, Wong Chin Huat, David, MG Lim Kim Choon and Stephen Pan Yeu-Kuo. They are of the opinion that the entry into the Interested Person Transactions (as described in paragraph 6 of Appendix B) between the Listed Group (as described in paragraph 2 of Appendix B) and the Interested Persons (as described in paragraph 5 of Appendix B) in the ordinary course of business will enhance the efficiency of the Listed Group and is in the best interests of the Company. For the reasons set out in paragraphs 2, 4 and 7 of Appendix B, they recommend that Shareholders vote in favour of Resolution 11 for the renewal of the General Mandate at the forthcoming 26th AGM.

6. **Responsibility statement**

The Directors collectively and individually accept responsibility for the accuracy of the information given in this letter and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this letter are fair and accurate and that there are no material facts the omission of which would make any statement in this letter misleading.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made or opinions expressed in this letter.

Shareholders who are in any doubt as to the action they should take, should consult their stockbrokers or other professional advisers immediately.

Yours faithfully
THE ASCOTT GROUP LIMITED
Hazel Chew/Doreen Nah
Joint Company Secretaries
27 March 2006
Singapore

GENERAL INFORMATION RELATING TO CHAPTER 9 OF THE LISTING MANUAL

The rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") governing transactions between a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be "at risk", with the listed company's interested persons, are contained in Chapter 9 of the Listing Manual of the SGX-ST.

Except for any transaction which is below S$100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person, and hence, are excluded from the ambit of Chapter 9 of the Listing Manual, when this Chapter applies to a transaction with a listed company's interested person and the value of the transaction alone or on aggregation with other transactions conducted with the same interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the listed company's latest audited consolidated net tangible assets ("NTA")), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA[(Note)]; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with the values of all other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

(Note: Based on the audited consolidated accounts of The Ascott Group Limited (the "Company") and its subsidiaries (together with the Company, collectively, the "Group") for the financial year ended 31 December 2005, the NTA of the Group was S$1,238,100,000. Accordingly, in relation to the Company, for the purpose of Chapter 9 of the Listing Manual, in the current financial year and until the audited consolidated accounts of the Group are published for the financial year ended 31 December 2006, 5% of the Company's latest consolidated NTA would be S$61,905,000.)

Chapter 9 of the Listing Manual allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not for the purchase or sale of assets, undertakings or businesses) which may be carried out with the listed company's interested persons. Chapter 9 also requires a general mandate to be subject to annual renewal.

For the purposes of Chapter 9 of the Listing Manual:

an "entity at risk" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange;

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "listed group"), or the listed group and its interested person(s), has control over the associated company;

an "interested person" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

an "associate" in relation to an interested person who is a director, chief executive officer or controlling shareholder, includes an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family is a beneficiary, or in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

an "approved exchange" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles as Chapter 9;

an "interested person transaction" means a transaction between an entity at risk and an interested person; and

a "transaction" includes the provision or receipt of financial assistance; the acquisition, disposal or leasing of assets; the provision or receipt of services; the issuance or subscription of securities; the granting of or being granted options; and the establishment of joint ventures or joint investments, whether or not in the ordinary course of business, and whether or not entered into directly or indirectly.

GENERAL MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. Introduction

It is envisaged that in the normal course of their businesses, transactions between The Ascott Group Limited (the "Company"), its subsidiaries and associated companies and the Company's interested persons are likely to occur from time to time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business of the Company, its subsidiaries and associated companies to the Company's interested persons or the obtaining of goods and services from them.

2. Rationale for the General Mandate

In view of the time-sensitive and recurrent nature of commercial transactions, the obtaining of a general mandate (the "General Mandate") pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited will enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual (together, the "Listed Group"), or any of them, in the ordinary course of their businesses, to enter into the categories of transactions (the "Interested Person Transactions") set out in paragraph 6 below with the classes of the Company's interested persons (the "Interested Persons") set out in paragraph 5 below, provided that such Interested Person Transactions are made on normal commercial terms and are not prejudicial to the interests of the Company and the minority Shareholders.

3. Scope of the General Mandate

3.1 The General Mandate will cover a wide range of transactions arising in the normal course of business operations of the Listed Group, in particular, those relating to its principal businesses of investment holding and management of serviced residences, and of non-serviced residence properties, such as retail properties and hotel/resorts, and those relating to its ancillary activities that include the management and operation of hotel and leisure properties.

3.2 The General Mandate will not cover any transaction by a company in the Listed Group with an Interested Person that is below S$100,000 in value, as the threshold and aggregation requirements contained in Chapter 9 of the Listing Manual would not apply to such a transaction.

3.3 Transactions by the Listed Group with Interested Persons that do not fall within the ambit of the General Mandate will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

4. Benefit to Shareholders

The obtaining of the General Mandate (and its subsequent renewal on an annual basis) will enhance the ability of companies in the Listed Group to pursue business opportunities which are time-sensitive in nature, and will eliminate the need (pursuant to the materiality thresholds imposed under Chapter 9 of the Listing Manual) for the Company to announce such transactions, or, to announce and convene separate general meetings as and when potential transactions with the specified classes of Interested Persons arise, to seek Shareholders' prior approval for the entry by the relevant company in the Listed Group into such transactions. This will substantially reduce the expenses associated with the convening of general meetings on an *ad hoc* basis, improve administrative efficacy considerably, and allow human resources and time to be channelled towards attaining other corporate objectives.

5. Classes of Interested Persons

The General Mandate will apply to the Interested Person Transactions (as described in paragraph 6 below) which are carried out with the following classes of Interested Persons:

(a) CapitaLand Limited and its associates (the "CapitaLand Group"); and

(b) Temasek Holdings (Private) Limited and its associates (excluding the CapitaLand Group).

6. Categories of Interested Person Transactions

The Interested Person Transactions with the Interested Persons (as described in paragraph 5 above) which will be covered by the General Mandate, and the benefits to be derived therefrom, are set out below:

(a) General Transactions

This category relates to general transactions ("General Transactions") by the Listed Group relating to the provision to, or the obtaining from, Interested Persons of products and services in the normal course of the business of the Listed Group. The transactions for the supply of products and/or services to/from Interested Persons are as follows:

(i) rental or leasing of serviced apartments, executive residences and executive apartments;

(ii) rental or leasing of office and commercial spaces;

(iii) provision or obtaining of hotel services and facilities (including provision or obtaining of guest rooms, function rooms, and food and beverage services);

(iv) provision or obtaining of property management, security and building maintenance services;

(v) management and operation of serviced apartments, executive residences, executive apartments, commercial buildings, leisure or resort projects, and carparks;

(vi) provision or obtaining of management consultancy and/or pre-opening services in relation to serviced apartments, executive residences, executive apartments, commercial buildings and leisure or resort projects;

(vii) provision or obtaining of marketing services in relation to serviced apartments, executive residences, executive apartments, commercial buildings and leisure or resort projects;

(viii) provision or obtaining of design consultancy services (including architectural, structural, mechanical, civil and electrical and land and quantity surveying);

(ix) provision or obtaining of turnkey contracting and construction services;

(x) supply or procurement of information technology products and accessories, and provision or obtaining of information technology services;

(xi) provision or obtaining of repair, maintenance and technical services in relation to information technology products and services;

(xii) supply or procurement of office supplies and equipment;

(xiii) provision or obtaining of logistics services;

(xiv) provision or obtaining of engineering and technical services;

(xv) supply or procurement of building materials;

(xvi) supply or procurement of consumer products;

(xvii) procurement of airline tickets;

(xviii) procurement or sale of club memberships; and

(xix) provision or obtaining of corporate support services (relating to the areas of corporate finance, investment review and management, risk review and management, strategic business evaluation, treasury and accounting advisory services, corporate planning and business development, management information systems, information technology management and development, human resource and executive compensation, legal and corporate secretarial/administration, corporate communications and investor relations) and staff secondments.

The likelihood exists of companies in the Listed Group transacting with Interested Persons for the provision or obtaining of products and services in the Listed Group's day-to-day operations. The inclusion of the above category of transactions within the ambit of the General Mandate will facilitate the entry into such transactions by the Listed Group with Interested Persons that arise in the ordinary course of business of the Listed Group in a more expeditious manner.

(b) Treasury Transactions

Treasury transactions ("Treasury Transactions") are as follows:

(i) the placement of funds with any Interested Person on short-term and medium-term bases;

(ii) the borrowing of funds from any Interested Person on short-term and medium-term bases;

(iii) the entry into, with any Interested Person, of foreign exchange, swap and option transactions for hedging purposes; and

(iv) the subscription of debt securities issued by any Interested Person and the issue of debt securities to any Interested Person and the buying from, or the selling to, any Interested Person of debt securities.

The Listed Group can benefit from obtaining competitive rates or quotes from Interested Persons in an expedient manner in addition to third party financial institutions. By transacting directly with an Interested Person, the Listed Group may obtain better yields through the elimination of margins which third party intermediaries might ordinarily be expected to earn.

7. Review Procedures for Interested Person Transactions

7.1 The Listed Group has established the following procedures to ensure that Interested Person Transactions are undertaken on an arm's length basis and on normal commercial terms.

(a) General Transactions

In general, there are internal control systems to ensure that transactions with interested persons of the Company (including the Interested Persons) are undertaken on an arm's length basis and on normal commercial terms consistent with the Listed Group's usual business practices and policies, which (in relation to services or products to be provided

to an Interested Person) are no more favourable to the Interested Person than those extended to unrelated third parties, or (in relation to services or products to be obtained from an Interested Person) are no less favourable than those extended to the Listed Group by unrelated third parties. They include transacting at the published or prevailing market rates/prices of the service or product provider (including where appropriate, preferential rates and discounts accorded for bulk purchases), on the service or product provider's usual commercial terms, and/or otherwise in accordance with applicable industry norms.

In particular, the following review procedures have been implemented:

(i) Provision of services or sale of products

As a basis of comparison to determine whether the price and terms offered to the Interested Person are no more favourable than those extended to unrelated third parties, at least two recent contracts for the same or substantially the same type of transactions entered into by the Listed Group with unrelated third parties will be used. Where it is not possible for such contracts to be obtained (for instance, if there are no unrelated third party purchasers or customers for similar products or services, or if the product or service is proprietary), the terms of supply will (where applicable) be in accordance with industry norms, and/or at rates or prices consistent with the Listed Group's usual margins.

(ii) Obtaining of services or purchase of products

As a basis of comparison to determine whether the price and terms offered by the Interested Person are fair and reasonable (taking into account, where relevant, factors such as delivery schedules and rebates or discounts accorded for bulk purchases), at least two recent quotes will be obtained from unrelated third party suppliers, for the same or substantially similar quantities and quality of products and/or services. Where it is impractical or not possible for such quotes to be obtained (for instance, if there are no unrelated third party vendors or suppliers of similar products or services, or if the product or service is proprietary), the Listed Group will ensure that the terms of supply will (where applicable) be in accordance with industry norms, and/or the rates or prices of supply accorded to the Listed Group are fair and reasonable.

(iii) Provision or obtaining of corporate support services

In relation to corporate support services, the Listed Group will also satisfy itself that the costs for any corporate support services provided by, or to, any Interested Person shall be in accordance with industry norms or any formula for such cost recovery agreed with such Interested Person.

Threshold limits

In addition, the Company will monitor the General Transactions entered into by the Listed Group as follows:

(i) a Category 1 transaction is one where the value thereof is in excess of S$5,000,000; and

(ii) a Category 2 transaction is one where the value thereof is below or equal to S$5,000,000.

Category 1 transactions must be approved by the Audit Committee of the Company ("Audit Committee") prior to their entry. Category 2 transactions need not have the prior approval of the Audit Committee but must be tabled to the Audit Committee for inspection on a quarterly basis.

(b) Treasury Transactions

The Listed Group has implemented the following procedures with respect to Treasury Transactions:

(i) Placements

In relation to the placement with any Interested Person by the Listed Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two of the principal bankers of the Listed Group for rates for deposits with such bankers of an amount and period equivalent to the funds to be placed by the Listed Group. The Listed Group will only place its funds with such Interested Person, provided that the interest rate quoted is not less than the highest of the rates quoted by such principal bankers.

(ii) Borrowings

In relation to the borrowing of funds from any Interested Person by the Listed Group, the Company will require that quotations be obtained from such Interested Person and at least two of the principal bankers of the Listed Group for rates for loans from such bankers of an amount and period equivalent to the funds to be borrowed by the Listed Group. The Listed Group will only borrow funds from such Interested Person, provided that the interest rate quoted is not more than the lowest of the rates quoted by such principal bankers.

(iii) Foreign Exchange, Swaps and Options

In relation to foreign exchange, swap and option transactions with any Interested Person by the Listed Group, the Company will require that rate quotations be obtained from such Interested Person and at least two of the principal bankers of the Listed Group. The Listed Group will only enter into such foreign exchange, swap or option transactions with such Interested Person provided that the rates quoted are no less favourable than the rates quoted by such principal bankers.

(iv) Debt Securities

In relation to the subscription of debt securities issued by, or the purchase of debt securities from, Interested Persons, the Listed Group will only enter into the subscription or purchase of such debt securities provided that the price(s) at which the Listed Group subscribes for or purchases such debt securities will not be higher than the price(s) at which such debt securities are subscribed for or purchased by unrelated third parties.

In relation to the issue or sale to Interested Persons of debt securities, the Listed Group will only issue or sell such debt securities to Interested Persons provided that the price(s) at which the Listed Group issues or sells such debt securities will not be lower than the price(s) at which such debt securities are issued or sold to unrelated third parties.

Threshold limits

In addition, the Listed Group will monitor the Treasury Transactions entered into by the Listed Group as follows:

Placements and Debt Securities

Where the aggregate value of the placements with, subscription of debt securities issued by, purchase of debt securities from, and issue or sale of debt securities to, the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) shall at any time exceed an amount equivalent to 20% of the Company's latest audited net tangible assets ("NTA"), each subsequent placement of funds with, or subscription of debt securities issued by, or purchase of debt securities from, or issue or sale of debt securities to, the same Interested Person shall require the prior approval of the Audit Committee.

Placements of funds with, subscription of debt securities issued by, purchase of debt securities from, and issue or sale of debt securities to, the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) which do not in the aggregate exceed the limit set out above will not require the prior approval of the Audit Committee but shall be tabled to the Audit Committee for inspection on a quarterly basis.

Foreign Exchange, Swaps and Options

Where the aggregate of the principal amount of all foreign exchange, swap and option transactions entered into with the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) exceeds at any one time the equivalent of 20% of the Company's latest audited NTA, each subsequent foreign exchange, or swap or option transaction to be entered into with the same Interested Person shall require the prior approval of the Audit Committee.

Entry into of foreign exchange, swap and option transactions with the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) where the principal amount thereof does not in the aggregate exceed the limit set out above will not require the prior approval of the Audit Committee but shall be tabled to the Audit Committee for inspection on a quarterly basis.

7.2 The Audit Committee (with internal audit support) will have overall charge of the review procedures described above. This will include, in relation to any internal delegation of authority, determining that the process for review and approval of Interested Person Transactions (other than those requiring the prior approval of the Audit Committee for entry) will be undertaken by an officer or officers of the Company who do not have an interest in the transaction which is to be reviewed and approved. In addition, where a member of the Audit Committee has an interest in an Interested Person Transaction requiring the prior approval of the Audit Committee, he shall abstain from participating in the review and approval process of the Audit Committee in relation to that transaction.

A register will be maintained by the Company to record all Interested Person Transactions (and the basis, including the quotations obtained to support such basis, on which they are entered into) which are entered into pursuant to the General Mandate.

7.3 The annual internal audit plan shall incorporate a review of all Interested Person Transactions entered into in the relevant financial year pursuant to the General Mandate.

The Audit Committee shall review the internal audit reports to ascertain that the review procedures established to monitor Interested Person Transactions have been complied with.

If during the periodic reviews by the Audit Committee, the Audit Committee is of the view that the review procedures for Interested Person Transactions have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of the Listed Group or the Interested Persons are conducted, the Company will revert to Shareholders for a fresh mandate based on new review procedures so that future Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the minority Shareholders.

8. Validity period of the General Mandate

The General Mandate will take effect from the passing of the Ordinary Resolution relating thereto, and will (unless revoked or varied by the Company in general meeting) continue in force until the conclusion of the next Annual General Meeting of the Company. Approval from Shareholders will be sought for the renewal of the General Mandate at the next Annual General Meeting and at each subsequent Annual General Meeting of the Company, subject to satisfactory review by the Audit Committee of its continued application to the Interested Person Transactions.

9. **Disclosure**

In accordance with Chapter 9 of the Listing Manual, the Company will (a) disclose in the Company's Annual Report the aggregate value of transactions conducted with Interested Persons pursuant to the General Mandate during the financial year (as well as in the Annual Reports for subsequent financial years that the General Mandate continues in force); and (b) announce the aggregate value of transactions conducted with Interested Persons pursuant to the General Mandate for the financial periods that it is required to report on (pursuant to Rule 705 of the Listing Manual) within the time required for the announcement of such report.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Mar-2006 17:37:29
Announcement No.	00067

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "(1) Notice of Annual General Meeting and (2) Interested Person Transactions Renewal Letter."
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued announcements on the above matters, as attached for information.
Attachments:	Raffles_NoticeofAGM27Mar06.pdf Raffles_IPT_Renewal_Letter27Mar06.pdf Total size = **113K** (2048K size limit recommended)

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7C. "That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("Chapter 9") of the SGX-ST, for the Company, its subsidiaries and associated companies that are considered to be "entities at risk" under Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in Appendix A of the Company's letter to shareholders dated 27 March 2006 (the "Letter"), with any party who is of the classes of Interested Persons described in Appendix A of the Letter, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions (the "Shareholders Mandate");

(b) such Shareholders Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders Mandate and/or this Resolution."

By Order of the Board

Ng Lai Leng
Company Secretary

Singapore, 27 March 2006

Notes:

1. A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a Member of the Company.

2. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 250 North Bridge Road, #15-03/04, Raffles City Tower, Singapore 179101 not less than forty-eight (48) hours before the time appointed for holding the Meeting.

Additional information relating to the Notice of Annual General Meeting:

i. The Ordinary Resolution proposed in item 7A above, if passed, will empower the Directors from the passing of this Resolution until the date of the next Annual General Meeting, to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, up to a number not exceeding, in total, 50% of the issued shares in the capital of the Company, of which up to 20% may be issued other than on a pro-rata basis to shareholders of the Company. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares will be calculated based on the number of issued shares in the capital of the Company at the time that the Resolution is passed, after adjusting for new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Resolution is passed, and any subsequent consolidation or subdivision of shares.

ii. The Ordinary Resolution proposed in item 7B above, if passed, will empower the Directors to offer and grant options, and/or grant awards under the RHSOP, the RHPSP and the RHRSP respectively, and to allot and issue shares in the Company pursuant to the exercise of the options and/or vesting of the awards, provided that the

3. **Audit Committee's statement**

The Audit Committee of the Company confirms that:

(a) the methods or procedures for determining the transaction prices under the Shareholders Mandate have not changed since the 10th AGM; and

(b) the methods or procedures referred to in (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

4. **Directors' and substantial shareholders' interests**

The interests of the Directors and substantial shareholders of the Company in the issued shares in the capital of the Company can be found in the Company's Summary Report 2005 and Annual Report 2005.

5. **Voting at the 11th AGM**

Mr Liew Mun Leong, Mr Tham Kui Seng and Mr Lui Chong Chee who are directors and/or executive officers of CapitaLand, and Mr Cheng Wai Keung, who is on the advisory panel of Temasek Holdings (Private) Limited ("Temasek"), will abstain from voting their respective shareholdings (if any) on Resolution 7C relating to the renewal of the Shareholders Mandate at the forthcoming 11th AGM. CapitaLand and Temasek and their respective associates, being interested persons in relation to the proposed renewal of the Shareholders Mandate, will abstain from voting their respective shareholdings (if any) on Resolution 7C relating to the renewal of the Shareholders Mandate at the forthcoming 11th AGM.

6. **Recommendation**

The Directors who are considered independent for the purposes of the proposed renewal of the Shareholders Mandate are Ms Jennie Chua Kheng Yeng, Ms Chew Gek Khim, Mr Christopher Forbes, Mr Tan Ngiap Joo, Dr Loo Choon Yong, Mr Giam Chin Toon and Mr Aman Mehta. They are of the opinion that the entry into of the Interested Person Transactions (as described in paragraph 5 of Appendix A) between the EAR Group (as described in paragraph 1 of Appendix A) and the Interested Persons (as described in paragraph 4 of Appendix A) in the ordinary course of business will enhance the efficiency of the EAR Group and is in the best interests of the Company. For the reasons set out in paragraphs 1, 3 and 5 of Appendix A, they recommend that Shareholders vote in favour of Resolution 7C for the renewal of the Shareholders Mandate at the forthcoming 11th AGM.

7. **Responsibility statement**

The Directors collectively and individually accept responsibility for the accuracy of the information given in this letter and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this letter are fair and accurate and that there are no material facts the omission of which would make any statement in this letter misleading.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made or opinions expressed in this letter.

Shareholders who are in any doubt as to the action they should take, should consult their stockbrokers or other professional advisers immediately.

Yours faithfully
RAFFLES HOLDINGS LIMITED

Cheng Wai Keung
Chairman

27 March 2006
Singapore

7C. "That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("Chapter 9") of the SGX-ST, for the Company, its subsidiaries and associated companies that are considered to be "entities at risk" under Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in Appendix A of the Company's letter to shareholders dated 27 March 2006 (the "Letter"), with any party who is of the classes of Interested Persons described in Appendix A of the Letter, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions (the "Shareholders Mandate");

(b) such Shareholders Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders Mandate and/or this Resolution."

By Order of the Board

Ng Lai Leng
Company Secretary

Singapore, 27 March 2006

Notes:

1. A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a Member of the Company.

2. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 250 North Bridge Road, #15-03/04, Raffles City Tower, Singapore 179101 not less than forty-eight (48) hours before the time appointed for holding the Meeting.

Additional information relating to the Notice of Annual General Meeting:

i. The Ordinary Resolution proposed in item 7A above, if passed, will empower the Directors from the passing of this Resolution until the date of the next Annual General Meeting, to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, up to a number not exceeding, in total, 50% of the issued shares in the capital of the Company, of which up to 20% may be issued other than on a pro-rata basis to shareholders of the Company. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares will be calculated based on the number of issued shares in the capital of the Company at the time that the Resolution is passed, after adjusting for new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Resolution is passed, and any subsequent consolidation or subdivision of shares.

ii. The Ordinary Resolution proposed in item 7B above, if passed, will empower the Directors to offer and grant options, and/or grant awards under the RHSOP, the RHPSP and the RHRSP respectively, and to allot and issue shares in the Company pursuant to the exercise of the options and/or vesting of the awards, provided that the

aggregate number of shares to be issued shall not exceed 15% of the total issued shares in the capital of the Company from time to time.

iii. The Ordinary Resolution proposed in item 7C above, if passed, will renew effective up to the next Annual General Meeting (unless earlier revoked or varied by the Company in general meeting) the Shareholders Mandate for the Company, its subsidiaries and associated companies that are considered "entities at risk" to enter in the ordinary course of business into certain types of transactions with specified classes of the Company's interested persons. The Shareholders Mandate, renewal of which was previously approved by shareholders at the 10th Annual General Meeting of the Company held on 28 April 2005, will be expiring at the forthcoming 11th Annual General Meeting. Particulars of the Shareholders Mandate, and the Audit Committee's confirmation (pursuant to Rule 920(1) of the Listing Manual) in respect of the proposed renewal of the Shareholders Mandate, are contained in the Company's letter to shareholders dated 27 March 2006.

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members of the Company will be closed on 9 May 2006 at 5.00 p.m. for the purposes of determining Shareholders' entitlement to the Company's proposed Final Dividend (the "Proposed Dividend"). Registrable transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 9 May 2006 will be registered to determine Shareholders' entitlement to the Proposed Dividend. Depositors whose Securities Accounts with The Central Depository (Pte) Limited ("CDP") are credited with Shares as at 5.00 p.m. on 9 May 2006 will be entitled to the Proposed Dividend.

The Proposed Dividend, if approved by Shareholders at the 11th Annual General Meeting of the Company, will be paid on 26 May 2006.

Interested Person Transactions Renewal Letter



RAFFLES HOLDINGS LIMITED
(Incorporated in the Republic of Singapore)
(Regn. No.: 199506093G)

Registered office
250 North Bridge Road
#15-03/04, Raffles City Tower
Singapore 179101

To: The Shareholders of Raffles Holdings Limited
("Shareholders")

Dear Sir/Madam

Renewal of the Shareholders Mandate for Interested Person Transactions

We refer to item 7C of the Notice of the 11th Annual General Meeting ("11th AGM") of Raffles Holdings Limited (the "Company"). Item 7C is an Ordinary Resolution ("Resolution 7C") to be proposed at the 11th AGM for the renewal of the shareholders mandate for interested person transactions. The purpose of this letter is to provide Shareholders with information relating to Resolution 7C.

1. Background

At the 10th Annual General Meeting of the Company held on 28 April 2005 (the "10th AGM"), Shareholders had approved the renewal of a shareholders mandate for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited for the Company, its subsidiaries and associated companies that are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual, or any of them, to enter in the ordinary course of business into any of the mandated transactions with specified classes of the Company's interested persons, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such transactions (the "Shareholders Mandate").

2. Renewal of the Shareholders Mandate

Under Chapter 9 of the Listing Manual, a general mandate for transactions with interested persons is subject to annual renewal. The Shareholders Mandate approved at the 10th AGM was expressed to continue in force until the next Annual General Meeting of the Company, being the 11th AGM, which is to be held on 27 April 2006. Accordingly, it is proposed that the Shareholders Mandate be renewed at the 11th AGM, to take effect until the conclusion of the next Annual General Meeting of the Company.

The three categories of transactions (namely, (i) General Transactions, (ii) Corporate Support Transactions, and (iii) Treasury Transactions) and the classes of interested persons in respect of which the Shareholders Mandate is sought to be renewed remain unchanged. With the sale of the Group's hotel business in the second half of 2005, the General Transactions category has been refined to exclude those transactions relating to hotel operations and related activities (and which are no longer relevant to the Group's continuing business operations) for the proposed Shareholders Mandate renewal.

Particulars of the Shareholders Mandate, including the rationale for, the benefits to be derived by the Company, as well as the review procedures for determining transaction prices with the specified classes of interested persons, are set out in Appendix A of this letter. General information on the listing rules relating to interested person transactions, including the meanings of terms such as "associate", "entity at risk", "interested person" and "interested person transaction" used in Chapter 9 of the Listing Manual, is set out in Appendix B of this letter. The types of transactions previously included under the General Transactions category and which are excluded from the renewal of the Shareholders Mandate (as they relate to the divested hotel business), are set out in Appendix C of this letter.

3. Audit Committee's statement

The Audit Committee of the Company confirms that:

(a) the methods or procedures for determining the transaction prices under the Shareholders Mandate have not changed since the 10th AGM; and

(b) the methods or procedures referred to in (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

4. Directors' and substantial shareholders' interests

The interests of the Directors and substantial shareholders of the Company in the issued shares in the capital of the Company can be found in the Company's Summary Report 2005 and Annual Report 2005.

5. Voting at the 11th AGM

Mr Liew Mun Leong, Mr Tham Kui Seng and Mr Lui Chong Chee who are directors and/or executive officers of CapitaLand, and Mr Cheng Wai Keung, who is on the advisory panel of Temasek Holdings (Private) Limited ("Temasek"), will abstain from voting their respective shareholdings (if any) on Resolution 7C relating to the renewal of the Shareholders Mandate at the forthcoming 11th AGM. CapitaLand and Temasek and their respective associates, being interested persons in relation to the proposed renewal of the Shareholders Mandate, will abstain from voting their respective shareholdings (if any) on Resolution 7C relating to the renewal of the Shareholders Mandate at the forthcoming 11th AGM.

6. Recommendation

The Directors who are considered independent for the purposes of the proposed renewal of the Shareholders Mandate are Ms Jennie Chua Kheng Yeng, Ms Chew Gek Khim, Mr Christopher Forbes, Mr Tan Ngiap Joo, Dr Loo Choon Yong, Mr Giam Chin Toon and Mr Aman Mehta. They are of the opinion that the entry into of the Interested Person Transactions (as described in paragraph 5 of Appendix A) between the EAR Group (as described in paragraph 1 of Appendix A) and the Interested Persons (as described in paragraph 4 of Appendix A) in the ordinary course of business will enhance the efficiency of the EAR Group and is in the best interests of the Company. For the reasons set out in paragraphs 1, 3 and 5 of Appendix A, they recommend that Shareholders vote in favour of Resolution 7C for the renewal of the Shareholders Mandate at the forthcoming 11th AGM.

7. Responsibility statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this letter and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this letter are fair and accurate and that there are no material facts the omission of which would make any statement in this letter misleading.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made or opinions expressed in this letter.

Shareholders who are in any doubt as to the action they should take, should consult their stockbrokers or other professional advisers immediately.

Yours faithfully
RAFFLES HOLDINGS LIMITED

Cheng Wai Keung
Chairman

27 March 2006
Singapore

SHAREHOLDERS MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. Introduction

Due to the diverse business interests and activities of the Company's interested persons, it is envisaged that in the ordinary course of their businesses, transactions by the Company, its subsidiaries and associated companies with the Company's interested persons are likely to occur with some degree of frequency, and may arise at any time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business to the Company's interested persons or the obtaining of goods and services from them for day-to-day operational needs.

Rationale for the Shareholders Mandate

In view of the time-sensitive and recurrent nature of commercial transactions, the obtaining of a shareholders mandate (the "**Shareholders Mandate**") pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited will enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual (together, the "**EAR Group**"), or any of them, in the ordinary course of their businesses, to enter into the categories of transactions set out in Paragraph 5 below (the "**Interested Person Transactions**"), with the classes of the Company's interested persons specified in Paragraph 4 below (the "**Interested Persons**"), provided that such Interested Person Transactions are made on normal commercial terms, and are not prejudicial to the interests of the Company and its minority Shareholders.

Scope of the Shareholders Mandate

The Shareholders Mandate will cover a wide range of transactions arising in the normal course of business operations of the EAR Group, in particular, those relating to its principal activities of investment holding, and those relating to ancillary activities.

The Shareholders Mandate will not cover any transaction by a company in the EAR Group with an Interested Person that is below $100,000 in value, as Chapter 9 of the Listing Manual provides that any such transaction is to be ignored.

Transactions by the EAR Group with Interested Persons that do not fall within the ambit of the Shareholders Mandate will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

2. Validity period

The Shareholders Mandate will take effect from the passing of the Ordinary Resolution relating thereto and will continue in force until the conclusion of the next Annual General Meeting of the Company (unless sooner revoked or varied by the Company in general meeting). Approval from Shareholders will be sought for the renewal of the Shareholders Mandate at the next Annual General Meeting and at each subsequent Annual General Meeting of the Company, subject to satisfactory review by the Audit Committee of the Company ("**Audit Committee**") of its continued application to the Interested Person Transactions.

3. Benefit to Shareholders

The obtaining of the Shareholders Mandate (and its subsequent renewal on an annual basis) will enhance the ability of the EAR Group to pursue business opportunities that are time-sensitive in nature, and will eliminate the need (pursuant to materiality thresholds imposed under Chapter 9 of the Listing Manual) for the Company to announce such transactions, or, to announce and convene separate general meetings as and when potential transactions with the specified classes of Interested Persons arise to seek Shareholders' prior approval for the entry by the relevant company in the EAR Group into such transactions. This will substantially reduce the expenses associated with the convening of general meetings on an ad hoc basis, improve administrative efficacy considerably, and allow manpower resources and time to be channelled toward attaining other corporate objectives.

4. Classes of Interested Persons

The Shareholders Mandate will apply to the Interested Person Transactions (described in Paragraph 5 below) that are carried out with the following classes of Interested Persons:

(a) CapitaLand Limited and its associates (the "**CapitaLand Group**"); and

(b) Temasek Holdings (Private) Limited and its associates (excluding the CapitaLand Group).

5. Categories of Interested Person Transactions

The Interested Person Transactions with the Interested Persons (as described in Paragraph 4 above) that will be covered by the Shareholders Mandate and the benefits to be derived are set out below.

(a) General Transactions

This category relates to general transactions ("**General Transactions**") by the EAR Group relating to the provision to, or obtaining from, Interested Persons of products and services in the ordinary course of the business of the EAR Group. The transactions for the supply of products and/or services to/from Interested Persons are as follows:

(i) leasing and/or rental of properties (including renewals or revisions of rental or rebates);

(ii) provision or obtaining of advertising, promotional, marketing, sales and media agency services;

(iii) securing of or award of contracts to main contractors and nominated sub-contractors and consultants for projects relating to retail outlets;

(iv) provision or obtaining of project management, turnkey contracting, construction, engineering and technical services relating to retail outlets;

(v) provision or obtaining of design consultancy services (including architectural structural, mechanical, civil, electrical and land and quantity surveying services) relating to retail outlets;

(vi) provision or obtaining of property-linked services (such as property and rental valuation services, property agency and marketing services, building maintenance services, property and estate management services, landscaping services, security services, property management services and property consultancy services);

(vii) provision or obtaining of human resource consultancy, stocks and benefits administration, payroll processing and services and recruitment services;

(viii) provision or obtaining of telecommunication, telephony and related services;

(ix) obtaining of medical and related services;

(x) obtaining of club memberships;

(xi) obtaining of travel related services (including airline tickets);

(xii) provision of e-procurement services;

(xiii) provision or obtaining of building materials, furniture and fittings;

(xiv) provision or obtaining of general supplies, merchandise and equipment (such as groceries, food products and equipment, office supplies and consumer products);

(xv) provision or obtaining of information technology products, equipment and services (including data, programming, development, and maintenance and repair services);

(xvi) provision or obtaining of logistics services (including inventory, freight forwarding, packing, storage and warehousing services);

(xvii) provision or obtaining of insurance and insurance related services;

(xviii) provision or obtaining of renovation, general cleaning and waste disposal services; and

(xix) provision or obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (xviii) above.

The inclusion of the above category of transactions within the ambit of the Shareholders Mandate will facilitate the entry into such transactions by the EAR Group with Interested Persons that arise in the ordinary course of business of the EAR Group in a more expeditious manner. In addition to transacting with non-Interested Persons, the EAR Group will also benefit from having access to competitive quotes from or transacting with Interested Persons.

(b) Corporate Support Transactions

This category ("**Corporate Support Transactions**") relates to corporate management and support services. The EAR Group may, from time to time, receive corporate management and support services from, or provide corporate management and support services to, its Interested Persons in the areas of corporate finance, investment review and management, risk review and management, strategic business evaluation, treasury and accounting advisory services, corporate planning and business development, management information systems, information technology management and development, human resource and executive compensation, legal and corporate secretarial/administration, corporate communications and investor relations, internal audit, and staff secondments.

By having access to, and providing, such management and support, the EAR Group will derive operational and financial leverage in its dealings with third parties as well as benefits from the global network of its Interested Persons. Through such support and services, the EAR Group would also enjoy sharing of resources and economies of scale, and eliminate duplication of efforts.

(c) Treasury Transactions

Treasury transactions ("**Treasury Transactions**") comprise:

(i) the placement of funds with any Interested Person;

(ii) the borrowing of funds from any Interested Person;

(iii) the entry into with any Interested Person of forex, swap and option transactions for hedging purposes; and

(iv) the subscription of debt securities issued by any Interested Person and the issue of debt securities to any Interested Person and the buying from, or the selling to, any Interested Person of debt securities.

The EAR Group can benefit from obtaining competitive rates or quotes from Interested Persons in an expedient manner in addition to third party financial institutions. By transacting directly with an Interested Person, the EAR Group may also eliminate margins which third party intermediaries might ordinarily be expected to earn.

6. Review Procedures for Interested Person Transactions

The EAR Group has internal control systems to ensure that transactions with interested persons of the Company (including the Interested Persons) are undertaken at arm's length and on commercial terms, and will not be prejudicial to the interests of Shareholders.

Forex, Swaps and Options

Where the aggregate of the principal amount of all forex, swap and option transactions entered into with the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) exceeds at any one time the equivalent of 5% of the Company's latest audited NTA, each subsequent forex, swap and option transaction entered into with the same Interested Person shall require the prior approval of the Audit Committee.

Entry into of forex, swap and option transactions with the same Interested Person where the principal amount thereof does not in the aggregate exceed the limit set out above will not require the prior approval of the Audit Committee but shall be tabled to the Audit Committee for inspection on a quarterly basis.

(d) Internal Audit Function

The Company will maintain a register of Interested Person Transactions carried out with Interested Persons (recording the basis, including the quotations obtained to support such basis, on which they are entered into), and the Company's annual internal audit plan will incorporate a review of all Interested Person Transactions entered into in the relevant financial year pursuant to the Shareholders Mandate.

The Audit Committee will review the internal audit reports on Interested Person Transactions to ascertain that the guidelines and review procedures for Interested Person Transactions have been complied with.

If during the periodic reviews by the Audit Committee, the Audit Committee is of the view that the guidelines and review procedures for Interested Person Transactions have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of the EAR Group or the Interested Persons are conducted, the Company will revert to Shareholders for a fresh shareholders mandate based on new guidelines and review procedures so that Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the minority Shareholders.

7. Disclosures

In accordance with Chapter 9 of the Listing Manual, (a) the Company will disclose in the Company's Annual Report the aggregate value of transactions conducted with Interested Persons pursuant to the Shareholders Mandate during the financial year (as well as in the Annual Reports for subsequent financial years that the Shareholders Mandate continues in force), and (b) the Company will announce the aggregate value of transactions conducted pursuant to the Shareholders Mandate for the financial periods that it is required to report on pursuant to Rule 705 of the Listing Manual (which relates to quarterly reporting by listed companies) within the time required for the announcement of such report.

GENERAL INFORMATION RELATING TO CHAPTER 9 OF THE LISTING MANUAL

Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited (**"SGX-ST"**) governs transactions between a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be "at risk", with the listed company's interested persons.

Except for any transaction which is below $100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and hence are excluded from the ambit of Chapter 9 of the Listing Manual, when this Chapter applies to a transaction and the value of the transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the listed company's latest consolidated net tangible assets (**"NTA"**)), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA[(Note)]; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with the values of all other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

Chapter 9 of the Listing Manual, however, allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not for the purchase or sale of assets, undertakings or businesses) which may be carried out with the listed company's interested persons. A general mandate is subject to annual renewal.

For the purposes of Chapter 9 of the Listing Manual:

- an "**entity at risk**" means:

  (i) the listed company;

  (ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange;

  (iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

- an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

- an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholders includes an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family is a beneficiary, or in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(Note)

Based on the audited consolidated accounts of Raffles Holdings Limited (the "Company") and its subsidiaries (the "Group") for the financial year ended 31 December 2005, the NTA of the Group was $1,324,831,000. Accordingly, in relation to the Company, for the purpose of Chapter 9 of the Listing Manual, in the current financial year and until the audited consolidated accounts of the Group are published for the financial year ended 31 December 2006, 5% of the Company's latest consolidated NTA would be $66,241,550.

- an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles as Chapter 9;

- an "**interested person transaction**" means a transaction between an entity at risk and an interested person; and

- a "**transaction**" includes the provision or receipt of financial assistance; the acquisition, disposal or leasing of assets; the provision or receipt of services; the issuance or subscription of securities; the granting of or being granted options; and the establishment of joint ventures or joint investments, whether or not entered into in the ordinary course of business, and whether entered into directly or indirectly.

EXCLUDED GENERAL TRANSACTIONS

In view of the sale of the Group's hotel business in the second half of 2005, for the purposes of the renewal of the Shareholders Mandate (as set forth in Appendix A to this letter) at the forthcoming 11th AGM to be held on 27 April 2006, the following types of transactions have been omitted from the list of General Transactions previously approved by Shareholders:

(i) provision or obtaining of hotel, resort, spa and hospitality services and facilities (including guest rooms, function rooms, and food and beverage services);

(ii) provision or obtaining of hotel, resort, spa management services;

(iii) provision or obtaining of hospitality training/spa services and education, skills training/spa consultancy;

(iv) provision or obtaining of training/spa facilities and equipment;

(v) provision of club (including spa) memberships or obtaining of spa memberships;

(vi) provision of travel related services (including airline tickets and participation in airlines' guest loyalty programmes);

(vii) provision or obtaining of project management, turnkey contracting, construction, engineering and technical services relating to hotels, resorts, spas and hospitality facilities, food and beverage outlets;

(viii) provision or obtaining of design consultancy services (including architectural structural, mechanical, civil, electrical and land and quantity surveying services) relating to hotels, resorts, spas and hospitality facilities, food and beverage outlets;

(ix) provision or obtaining of serviced apartment management services; and

(x) provision or obtaining of general supplies, merchandise and equipment such as exercise machines and spa products and equipment.



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the STI Auditorium, 168 Robinson Road, Level 9, Capital Tower, Singapore 068912, on Friday, 28 April 2006 at 10.30 a.m. to transact the following business:

AS ORDINARY BUSINESS

1 To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2005 and the Auditors' Report thereon.

2 To declare a first and final dividend of S$0.06 per share and a special dividend of S$0.12 per share, less Singapore income tax at 20%, for the year ended 31 December 2005.

3 To approve the sum of S$1,072,692 as Directors' fees for the year ended 31 December 2005. (2004: S$1,003,103)

4 To re-elect the following Directors, each of whom will retire by rotation pursuant to Article 95 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:

(i) Mr Andrew Robert Fowell Buxton
(ii) Mr Jackson Peter Tai

5 To re-elect the following Directors, each of whom will retire pursuant to Article 101 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:

(i) Professor Robert Henry Edelstein
(ii) Dr Victor Fung Kwok King
(iii) Mr James Koh Cher Siang
(iv) Mrs Arfat Pannir Selvam

Both Mr James Koh Cher Siang and Mrs Arfat Pannir Selvam are independent members of the Audit Committee.

6 To re-appoint the following Directors, each of whom will retire and seek re-appointment under Section 153(6) of the Companies Act, Cap. 50 of Singapore, to hold office from the date of this Annual General Meeting until the next Annual General Meeting:

(i) Dr Hu Tsu Tau
(ii) Mr Hsuan Owyang
(iii) Mr Lim Chin Beng

7 To re-appoint Messrs KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.

8 To transact such other ordinary business as may be transacted at an Annual General Meeting of the Company.

AS SPECIAL BUSINESS

9 To consider and, if thought fit, to pass with or without modifications, the following resolutions which will be proposed as Ordinary Resolutions:

9A That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed fifty per cent. (50%) of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed twenty per cent. (20%) of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance has been waived by the Singapore Exchange Securities Trading Limited) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

9B That approval be and is hereby given to the Directors to:

(a) offer and grant options in accordance with the provisions of the CapitaLand Share Option Plan ("Share Option Plan") and/or to grant awards in accordance with the provisions of the CapitaLand Performance Share Plan ("Performance Share Plan") and/or the CapitaLand Restricted Stock Plan ("Restricted Stock Plan") (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the "Share Plans"); and

(b) allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares in the Company as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

provided that the aggregate number of shares to be issued pursuant to the Share Plans shall not exceed fifteen per cent. (15%) of the total issued shares in the capital of the Company from time to time.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary

Singapore
29 March 2006

Notes:

A member entitled to attend and vote at the meeting may appoint not more than two proxies to attend and vote in his stead. Where a member appoints more than one proxy, he shall specify the proportion of his shareholdings to be represented by each proxy. A proxy need not be a member of the Company. The instrument appointing a proxy or proxies must be deposited at the Registered Office of the Company at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912 not less than 48 hours before the time appointed for holding the meeting.

Additional information relating to the Notice of Annual General Meeting:

Resolution 9A is to empower the Directors to issue shares in the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total fifty per cent. (50%) of the issued shares in the capital of the Company with a sub-limit of twenty per cent. (20%) for issues other than on a *pro rata* basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares will be calculated based on the number of issued shares in the capital of the Company at the time that Resolution 9A is passed, after adjusting for new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9A is passed, and any subsequent consolidation or subdivision of shares.

Resolution 9B is to empower the Directors to offer and grant options and/or grant awards under the CapitaLand Share Option Plan, the CapitaLand Performance Share Plan and the CapitaLand Restricted Stock Plan, and to allot and issue shares pursuant to the exercise of such options and/or vesting of such awards, provided that the aggregate number of shares to be issued does not exceed fifteen per cent. (15%) of the issued shares in the capital of the Company from time to time.


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

NOTICE OF BOOKS CLOSURE AND DIVIDEND PAYMENT DATE

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members of the Company will be closed from 15 May 2006 to 17 May 2006 (both dates inclusive) for the purposes of determining shareholders' entitlements to the proposed first and final dividend of S$0.06 per share and special dividend of S$0.12 per share, less 20% income tax, for the financial year ended 31 December 2005.

Duly completed and stamped transfers in respect of shares not registered in the name of The Central Depository (Pte) Limited, together with all relevant documents of title thereto, received by the Company's Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 p.m. on 11 May 2006 will be registered before shareholders' entitlements to the proposed dividends are determined.

Shareholders (being depositors) whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at 5.00 p.m. on 11 May 2006 will be entitled to the proposed dividends.

The proposed dividends, if approved by shareholders at the forthcoming Annual General Meeting to be held on 28 April 2006, will be paid on 26 May 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
29 March 2006


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the STI Auditorium, 168 Robinson Road, Level 9, Capital Tower, Singapore 068912, on Friday, 28 April 2006 at 10.45 a.m. (or as soon thereafter as the Annual General Meeting of the Company to be held at 10.30 a.m. on the same day and at the same place is concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution:

SPECIAL RESOLUTION
Alterations to the Company's Articles of Association

That:

(a) Articles 2, 3, 4, 5, 6, 8, 9, 10, 11, 12, 14, 15, 17, 19, 21(C), 22, 25, 28, 38, 40, 41, 47, 48, 49, 50, 51, 54, 59, 64, 65, 68, 79, 92, 93, 94, 97, 100, 102(C), 103(A), 103(B), 107, 111, 114, 116, 124, 127, 130, 136, 139, 142, 144 and 150 of the Articles of Association of the Company (the "Articles") together with the headings appearing above Articles 3 and 136 respectively, be altered; and

(b) a new Article 5 and heading above new Article 5 be inserted,

in the manner set out in the Appendix to the Company's Circular to Shareholders dated 29 March 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary

Singapore
29 March 2006

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting may appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting.



For Immediate Release
29 March 2006

NEWS RELEASE

MGM MIRAGE and CapitaLand submit proposal for Marina Bay Integrated Resort

Singapore, 29 March 2006 – MGM MIRAGE and CapitaLand today submitted their joint proposal for the Marina Bay Integrated Resort (IR) to the Singapore Government at the Singapore Tourism Board's office.

Mr J Terrence Lanni, Chairman and CEO of MGM MIRAGE, said: "Today marks the culmination of a long creative effort. With our partners at CapitaLand, we submit a proposal for the Marina Bay Integrated Resort which will have inspiring architecture and compelling amenities appealing to international business travellers and tourists. Our proposal not only satisfactorily fulfils the goals of the Singapore Tourism Board, but will immediately become a vital element of a growing Singapore economy. The resort we propose is also something I believe Singaporeans will be proud to have in their city and represent Singapore to the world. We stand behind our proposal with the full strength of both our companies and with our experience in the development and operation of world-class resorts. We are proud to be a part of such an important day in Singapore's future."

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "We have put together a compelling proposal, which brings together the best of East and West in resort planning and entertainment. MGM MIRAGE is also a leader in the global MICE business, operating more than half of the privately-owned MICE space in Las Vegas, the largest convention city in the world. We believe that ours is a partnership of strength, one that harnesses the best ideas and resources globally to create a world-class resort which will appeal to Singaporeans and visitors alike. With this stunning project, we will build a unique and iconic resort that will make Singapore a 'must visit' city in Asia."

The MGM-CapitaLand partnership was first announced on 20 January 2005, prior to the Request for Concept submission. MGM MIRAGE will have the majority 60 per cent stake in the IR, while CapitaLand will have the remaining 40 per cent. This partnership has remained unwavering and firm in its commitment to create a world-class integrated resort at Marina Bay. MGM MIRAGE has indicated that the Marina Bay IR would be the company's flagship property in Asia.

About MGM MIRAGE

MGM MIRAGE, (NYSE: MGM), one of the world's leading and most respected hotel and gaming companies, owns and operates 23 properties located in Nevada, Mississippi and Michigan, and has investments in four other properties in Nevada, New Jersey, Illinois and the United Kingdom. MGM MIRAGE has also announced plans to develop Project CityCenter, a multi-billion dollar integrated urban development project in the heart of Las Vegas, and has a 50 per cent interest in MGM Grand Macau, a hotel-casino resort currently under construction in Macau S.A.R. MGM MIRAGE supports responsible gaming and has implemented the American Gaming Association's Code of Conduct for Responsible Gaming at its properties. MGM MIRAGE also has been the recipient of numerous awards and recognitions for its industry-leading Diversity Initiative and its community philanthropy programs. For more information about MGM MIRAGE, please visit the company's website at www.mgmmirage.com.

About CapitaLand Group (www.capitaland.com.sg)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by : CapitaLand Limited *(Regn. No.: 198900036N)*
Date : 29 March 2006

For more information, please contact:

Media Contact:

CapitaLand Limited
Julie Ong
Corporate Communications
CapitaLand Limited
DID : +65 68233541
julie.ong@capitaland.com.sg

MGM MIRAGE
Gordon Absher
Corporate Affairs
MGM MIRAGE
DID: +1-7028917006
gabsher@mgmmirage.com


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT ASSOCIATED COMPANY, MGM GRAND–CAPITALAND PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect associated company incorporated in Singapore:

Name	:	MGM Grand-CapitaLand Pte. Ltd. ("MGM-CL")
Principal Activity	:	Development, construction and operation of an integrated resort
Issued and Paid-up Share Capital	:	S$10 comprising 10 ordinary shares of S$1 each

CapitaLand Integrated Resorts Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand, holds 40% of the issued and paid-up share capital of MGM-CL, whilst the other 60% is held by MGM Mirage Singapore Holdings, an indirect wholly-owned subsidiary of MGM MIRAGE.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
30 March 2006


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISSOLUTION OF INDIRECT SUBSIDIARY, QUANTUM M&E ENGINEERING SERVICES PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that the High Court of the Republic of Singapore has confirmed the dissolution of Quantum M&E Engineering Services Pte Ltd ("Quantum M&E"), an indirect subsidiary of CapitaLand.

The dissolution of Quantum M&E does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
29 March 2006


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT ASSOCIATED COMPANY, MGM GRAND–CAPITALAND PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect associated company incorporated in Singapore:

Name	:	MGM Grand-CapitaLand Pte. Ltd. ("MGM-CL")
Principal Activity	:	Development, construction and operation of an integrated resort
Issued and Paid-up Share Capital	:	S$10 comprising 10 ordinary shares of S$1 each

CapitaLand Integrated Resorts Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand, holds 40% of the issued and paid-up share capital of MGM-CL, whilst the other 60% is held by MGM Mirage Singapore Holdings, an indirect wholly-owned subsidiary of MGM MIRAGE.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
30 March 2006




RECEIVED
2006 APR -7 P 3:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPANIES IN MEMBERS' VOLUNTARY LIQUIDATION
(A) SHENZHEN XINWEI MANAGEMENT CONSULTING CO., LTD
(B) SHENZHEN XINZHAN MANAGEMENT CONSULTING CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its following indirect wholly-owned subsidiaries incorporated in the People's Republic of China, have been placed under members' voluntary liquidation:

(A) Shenzhen Xinwei Management Consulting Co., Ltd ("Shenzhen Xinwei")
(B) Shenzhen Xinzhan Management Consulting Co., Ltd ("Shenzhen Xinzhan")

The voluntary liquidation of both Shenzhen Xinwei and Shenzhen Xinzhan does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
30 March 2006

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Mar-2006 17:37:23
Announcement No.	00081

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Appointment of Joint Company Secretary"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL_Appt_of_Joint_Co_Secy.pdf Total size = **21K** (2048K size limit recommended)

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82 - 4507


Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

APPOINTMENT OF JOINT COMPANY SECRETARY

The Board of Directors of Raffles Holdings Limited, Registration No. 199506093G (the "Company") wishes to inform that Ms Choong Mee Fong has been appointed as Company Secretary jointly with Ms Ng Lai Leng with effect from 30 March 2006.

By Order of the Board

Ng Lai Leng
Company Secretary
30 March 2006.

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Mar-2006 18:17:38
Announcement No.	00109

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "Announcement pursuant to paragraph 7.2 of Practice Note 2.1 of the SGX-ST Listing Manual"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ARTML_Prequotation.pdf Total size = **19K** (2048K size limit recommended)

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ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Company Reg No: 200516209Z)

ANNOUNCEMENT PURSUANT TO PARAGRAPH 7.2 OF PRACTICE NOTE 2.1 OF THE SGX-ST LISTING MANUAL

Pursuant to paragraph 7.2 of Practice Note 2.1 of Singapore Exchange Securities Trading Limited (the "SGX-ST") Listing Manual, Ascott Residence Trust Management Limited wishes to announce that its directors comprising Messrs. Lim Jit Poh, Liew Mun Leong, Ong Ah Luan Cameron, S. Chandra Das, David Schaefer and Paul Ma Kah Woh have prior experience as directors of public listed companies in Singapore. As for Mr. Ku Moon Lun, he has prior experience as a director and is well-acquainted with his fiduciary duties as a director given his past and present directorships in companies incorporated in Singapore, Malaysia, Hong Kong and other countries in the region. He has also been briefed on his added roles and responsibilities as a director of a listed company on the SGX-ST.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A) Limited acted as the Joint Financial Advisor, Sole Global Co-ordinator and Sole Lead Underwriter.

BY ORDER OF THE BOARD
ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
AS MANAGER OF ASCOTT RESIDENCE TRUST

Doreen Nah
Company Secretary
30 March 2006

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Mar-2006 07:41:41
Announcement No.	00009

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Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Results of the Preferential Offering of units in Ascott Residence Trust at the sale price of S$0.68 for each unit, on the basis of 200 units for every 1,000 issued shares in The Ascott Group Limited held as at 5.00 p.m. on 6 March 2006"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascottannc.Final.allocation31Mar06.pdf Total size = **150K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Company Registration Number 197900881N)

RESULTS OF THE PREFERENTIAL OFFERING OF UNITS IN ASCOTT RESIDENCE TRUST (ART") AT THE SALE PRICE OF S$0.68 FOR EACH UNIT, ON THE BASIS OF 200 UNITS FOR EVERY 1,000 ISSUED SHARES IN THE ASCOTT GROUP LIMITED ("THE COMPANY") HELD AS AT 5.00 P.M. ON 6 MARCH 2006

Unless otherwise defined, terms used in this announcement bear the same meanings as defined in the prospectus of ART dated 6 March 2006 (the "Prospectus ").

1. RESULTS OF PREFERENTIAL OFFERING

The Board of Directors of the Company is pleased to announce that, as at the close of the Preferential Offering on 23 March 2006, the Company received valid acceptances and excess applications for a total of 400,229,374 units in ART (the "Units"), representing approximately 126.3% of the total number of Units offered under the Preferential Offering. The total number of Units offered under the Preferential Offering was 316,857,068 Units, calculated based on the issued share capital of the Company as at 5.00 p.m. on 6 March 2006, being the books closure date for the Preferential Offering.

Details of the valid acceptances and excess applications for the Units are as follows:-

(a) valid acceptances for the provisional allocations of Units were received for a total of 309,734,284 Units; and

(b) valid applications for Excess Units were received for a total of 90,495,090 Excess Units.

The balance of the provisional allocations of 7,122,784 Units not accepted by Singapore Registered Shareholders, the Renouncees and/or the Purchasers pursuant to the Preferential Offering were allocated to satisfy applications for Excess Units in such manner as the Directors of the Company deemed fit. Priority was given to satisfy applications by Singapore Registered Shareholders to purchase additional number of Units to round off to an integral multiple of 1,000 (the "Additional Units"), followed by applications for purchase of Excess Units over and above the Additional Units. Directors and substantial shareholders of the Company ranked last in priority in the allocation to satisfy applications for the Excess Units.

Upon the completion of the Preferential Offering, the interests of the directors of the Company, the directors of Ascott Residence Trust Management Limited ("ARTML"), the manager of ART, the substantial unitholders of ART and their respective associates were as follows:

	Number of Units Held	Percentage of Total Issued Units (%)
Directors of the Company		
Lim Chin Beng	160,000	0.04
Liew Mun Leong+@	91,000	0.02
Ong Ah Luan Cameron+@	277,000	0.06
S. Chandra Das@	60,000	0.01
Goh Hup Jin**	547,000	0.12
Richard E. Hale	113,000	0.02
Kee Teck Koon	266,000	0.06
Lim Jit Poh@	87,000	0.02
Stephen Pan Yue-Kuo	-	-
Lim Kim Choon	-	-
Wong Chin Huat David	20,000	0.004

Lim Tse Ghow Olivier (Alternate Director)	-	-
Directors of ARTML		
Paul Ma Kah Woh	-	-
David Schaefer#	17,500	0.004
Ku Moon Lun	-	-
Substantial unitholders of ART		
Somerset Capital Pte Ltd	129,695,745	28.57
pFission Pte Ltd++	83,873,457	18.47

Note:
+ include interests held by spouse
@Common Director of Company and ARTML
*** Held in the name of United Overseas Bank Nominees Pte Ltd*
*** Goh Hup Jin is deemed to be interested in 492,000 units held by First Industries Corporation ("FIC") in the Company by virtue of his controlling interest in FIC*
 # Held in the name of Kim Eng Securities Pte Ltd
++Somerset Land Pte Ltd and Areca Investment Pte Ltd, both wholly owned subsidiaries of CapitaLand Limited, the substantial shareholders of the Company assigned their rights to the Units to pFission Pte Ltd, another wholly owned subsidiary of CapitaLand Limited

The following table sets out the interests of J.P. Morgan (S.E.A) Limited, the Joint Financial Advisor, Sole Global Co-ordinator and Sole Lead Underwriter to the Preferential Offering, and its connected clients (as defined in Rule 240 of the SGX-ST Listing Manual) in the Units upon the completion of the Preferential Offering:

	Interest in Units	
	Number of Units Held	**Percentage of Total Issued Units (%)**
JP Morgan Securities Limited	7,077,400	1.56
J.P. Morgan Bank Luxembourg S.A.♦	1,194,568	0.26
J.P. Morgan Chase Bank London♦	713,200	0.16
J.P. Morgan Bank (Ireland) Plc♦	1,500,000	0.33

Note: ♦ held on behalf of clients.

All the provisional allocations of 406,045 Units to Overseas Shareholders were sold "nil-paid" on the SGX-ST. The net proceeds from such sales, after deduction of all expenses therefrom, will be pooled and thereafter distributed to Overseas Shareholders in proportion to their respective shareholdings or, as the case may be, the number of Shares entered against their names in the Depository Register as at the Books Closure Date and sent to them by ordinary post at their own risk, provided that where the amount of net proceeds to be distributed to any single Overseas Shareholder is less than S$10.00, the Company shall retain such net proceeds for its sole benefit. No Overseas Shareholder shall have any claim whatsoever against the Company, ART, the Manager, the Trustee, the Sole Global Co-ordinator, the Sole Lead Underwriter, the Sub-Underwriter, the Joint Financial Advisors, the Share Registrar or CDP in connection therewith.

Where any acceptance of Units and/or application for Excess Units was unsuccessful or invalid, or where the number of Excess Units allocated was less than that applied for, the amount paid on acceptance and/or application and/or the surplus application monies, as the case may be, will be refunded to such Singapore Registered Shareholders, the Renouncees and/or the Purchasers, without interest or any share or revenue or other benefit arising therefrom, within 14 Market Days of the Closing Date on 23 March 2006, by ordinary post and at their own risk (if they applied

through CDP or the Share Registrar) or by crediting their accounts with the relevant Participating Banks at their own risk (if they applied by way of Electronic Application through an ATM of a Participating Bank).

2. PURCHASE OF UNITS BY CAPITALAND LIMITED ("CAPITALAND") PURSUANT TO IRREVOCABLE UNDERTAKING

As disclosed in the circular to shareholders of the Company dated 20 January 2006, CapitaLand, a substantial shareholder of the Company through three of its wholly-owned subsidiaries, had given an undertaking to acquire all the Units it would be entitled to purchase at the Preferential Offering Sale Price pursuant to the Preferential Offering. Under the Preferential Offering, Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand purchased 129,695,745 Units while Somerset Land Pte Ltd and Areca Investment Pte Ltd, each a wholly-owned subsidiary of CapitaLand, transferred their Entitlements aggregating 83,873,457 Units to pFission Pte Ltd, another wholly-owned subsidiary of CapitaLand. Pursuant to the said undertaking, CapitaLand, through its wholly-owned subsidiaries, Somerset Capital Pte Ltd and pFission Pte Ltd, acquired all 213,569,202 Units it was entitled to purchase under the Preferential Offering.

3. PROCEEDS OF PREFERENTIAL OFFERING

As the Units offered by the Company under the Preferential Offering were fully purchased by its controlling shareholder, CapitaLand, the Singapore Registered Shareholders, the Renouncees and the Purchasers, the Company has received net proceeds of approximately S$209 million, after deducting the underwriting and selling commission and other estimated offering expenses.

4. LISTING OF ART UNITS

Following the Preferential Offering, the Company holds 137,142,932 Units, representing 30.2 per cent. of the issued Units in ART. All the Units in ART are expected to be listed and quoted on the Main Board of the SGX-ST from 9.00 a.m. on 31 March 2006.

The Board wishes to take this opportunity to thank shareholders of the Company for their support and contributions towards the successful completion of the Preferential Offering and the listing of ART.

By Order of the Board

Hazel Chew/ Doreen Nah
Joint Company Secretaries
31 March 2006

IMPORTANT NOTICE

The information contained in this Announcement does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in ART ("Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever. Words and expressions not defined in this Announcement shall have the same meaning as defined in the prospectus of ART dated 6 March 2006 (the "Prospectus") unless the context requires otherwise.

When ART is listed, an investment in ART will involve risks, including without limitation, risks relating to the Properties, risks relating to ART's operations and risks relating to investing in real estate. Readers of this Announcement as well as all prospective investors in the Units should read the Prospectus before taking any action in respect of the Units or deciding whether to purchase the Units on the secondary market.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations or, deposits in, or guaranteed by, the Company, the Manager or any of their affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders or units ("Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by the Company, the Manager, the Trustee or any other person or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Company's current view of future events.

This Announcement is not an offer for sale of the Units in the United States. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S"). There will be no public offer of securities in the United States. The Units may be offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. Any decision to purchase the Units should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus. Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S).

This Announcement, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION OF UNITS IN ASCOTT RESIDENCE TRUST

Further to the announcement dated 20 January 2006, CapitaLand Limited ("CapitaLand") wishes to announce that pursuant to the preferential offering of units in Ascott Residence Trust ("ART") (the "Preferential Offering") by The Ascott Group Limited ("Ascott"), it has through its wholly-owned subsidiaries, Somerset Capital Pte Ltd and pFission Pte Ltd, subscribed and been allotted 213,569,202 units in ART, representing approximately 47.04% of the total number of units in issue of ART, at S$0.68 per unit for a total consideration of S$145,227,057.36.

Following the completion of the Preferential Offering, Ascott holds a total of 137,142,932 units in ART representing approximately 30.21% of the total number of units in issue of ART. CapitaLand has a deemed interest of approximately 67.36% of the issued share capital of Ascott.

Accordingly, CapitaLand's total effective interest in ART is approximately 67.39%.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
31 March 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Mar-2006 18:43:02
Announcement No.	00139

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Announcement Title *

Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Change of Chief Executive Officer and Appointment of Director and Member of Executive Committee"

Description

CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.

Attachments:

CCTML_change_of_ceo_n_appt_of_dir_n_mbr_of_exco.pdf
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(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

CHANGE OF CHIEF EXECUTIVE OFFICER AND APPOINTMENT OF DIRECTOR AND MEMBER OF EXECUTIVE COMMITTEE

The Board of Directors of CapitaCommercial Trust Management Limited (the "Company"), the manager of CapitaCommercial Trust, wishes to announce the following changes with effect from 1 April 2006:

(i) The appointment of Mr David Tan Wei-Son as Chief Executive Officer, Director and member of the Executive Committee of the Company; and

(ii) Mr Martin Tan Toh Tee, the incumbent Chief Executive Officer, will remain as a Director and a member of the Executive Committee.

Following the aforementioned changes, the Board of Directors and the Executive Committee will comprise the following Directors:

Board of Directors
Mr Sum Soon Lim - Chairman
Mr Liew Mun Leong - Deputy Chairman
Mr David Tan Wei-Son – Chief Executive Officer
Mr Ho Swee Huat
Mr Fong Kwok Jen
Mr Stewart Fraser Ewen
Mr Kee Teck Koon
Mr Olivier Lim Tse Ghow
Mr Martin Tan Toh Tee

82-4507

Executive Committee
Mr Liew Mun Leong – Chairman
Mr Kee Teck Koon
Mr Olivier Lim Tse Ghow
Mr Martin Tan Toh Tee
Mr David Tan Wei-Son

The detailed template announcement, required under Rule 704(7) of the Listing Manual, containing the particulars of Mr David Tan had been released to the Singapore Exchange Securities Trading Limited on 10 March 2006 together with the Company's announcement of his appointment as Chief Executive Officer (Designate).

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore

31 March 2006

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Mar-2006 18:53:46
Announcement No.	00142

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Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Report To Unitholders 2005"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTML_AnncReport_to_Unitholders_2005.pdf Total size = **102K** (2048K size limit recommended)

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CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

REPORT TO UNITHOLDERS 2005

CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("CMT"), wishes to inform readers of the Report to Unitholders 2005 ("Report 2005") that owing to a printing oversight, the sub-heading "S$'000 S$'000" of the table at page 44 of the Report 2005 in the section on "BOARD REMUNERATION" was erroneously included and should be disregarded. This has been rectified in the Report 2005 which is available on the CMT website at http://www.capitamall.com and the SGX website at http://www.sgx.com.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
31 March 2006